Exhibit 99.1

June 24, 2022

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of lndia Limited

(NSE:WIPRO)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub:	Notice of Annual General Meeting (“AGM”), Integrated Annual Report for Financial Year 2021-22 and intimation of book closure for the AGM

This is to inform that the 76th AGM of the Company is scheduled to be held on Tuesday, July 19, 2022 at 9 AM IST through video conferencing.

Pursuant to Section 108 of the Companies Act, 2013 and Regulations 30 and 34 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we are enclosing herewith the following:

1.     Notice of the 76th AGM (including e-voting instructions)

2.     Integrated Annual Report for the Financial Year 2021-22

The aforesaid documents are available on the website of the Company at https://www.wipro.com/investors/annual-reports/ and are being dispatched to all eligible shareholders whose email IDs are registered with the Company/Depositories.

Pursuant to Section 91 of the Companies Act, 2013 and Regulation 42 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Register of Members and Share Transfer books will remain closed from Monday, July 18, 2022 to Tuesday, July 19, 2022 (both days inclusive) for the purpose of the AGM.

This is for your information and records.

Thanking You,

For Wipro Limited

M. Sanaulla Khan

Company Secretary

ENCL: As above.

WIPRO LIMITED

Registered Office: Doddakannelli, Sarjapur Road, Bengaluru- 560 035, Telephone: +91-80-28440011,
Website: www.wipro.com, E-mail: corp-secretarial@wipro.com,
CIN: L32102KA1945PLC020800

Dear Members,

Invitation to attend the 76th Annual General Meeting ("AGM") on Tuesday, July 19, 2022

You are cordially invited to attend the Seventy Sixth Annual General Meeting of the Company to be held on Tuesday, July 19, 2022, at 9 AM IST through video conferencing ("**VC**"). The notice convening the AGM is enclosed herewith.

For ease of participation of the Members, we are providing below the key details regarding the meeting for your reference:

Sl. No.	Particulars	Details
1	Link for live webcast of the AGM	https://www.wipro.com/AGM2022/
2	Helpline number for VC participation	For any assistance or support before or during the AGM, Members may contact the Company at +91-80-28440011 or sowrabh.rao1@wipro.com or kusum.gore@wipro.com or deepali.arunkumar@wipro.com or rajat.shet@wipro.com
3	Cut-off date for e-voting	Tuesday, July 12, 2022
4	Time period for remote e-voting	Commences at 9 AM IST on Friday, July 15, 2022 and ends at 5 PM IST on Monday, July 18, 2022
5	Book closure dates	Monday, July 18, 2022 to Tuesday, July 19, 2022 (both days inclusive)
6	Link for Members to temporarily update e-mail address	https://www.wipro.com/investors/annual-reports/
7	Last date for publishing results of the e-voting	Thursday, July 21, 2022
8	Registrar and Share Transfer Agent contact details	Ms. Rajitha Cholleti, Assistant General Manager-Corporate Registry and Ms. Swati Reddy, Manager (Unit: Wipro Limited), KFin Technologies Limited (KFintech) E-mail: einward.ris@kfintech.com ; evoting@kfintech.com Contact No.: +91-40-6716 2222

Yours truly,

Rishad A. Premji
Chairman

Bengaluru
June 8, 2022

Notice 2021-22 1

2 Wipro Limited | Ambitions Realized Registered Office: Doddakannelli, Sarjapur Road, Bengaluru- 560 035, Telephone: +91 80 28440011, Website: www.wipro.com, E-mail: corp-secretarial@wipro.com, CIN: L32102KA1945PLC020800 NOTICE TO MEMBERS WIPRO LIMITED Notice is hereby given that the Seventy Sixth Annual General Meeting (“AGM”) of Wipro Limited will be held on Tuesday, July 19, 2022, at 9 AM IST through video conferencing (“VC”), to transact the following businesses: ORDINARY BUSINESS 1. To receive, consider and adopt the Audited Financial Statements of the Company (including consolidated financial statements) for the financial year ended March 31, 2022, together with the Reports of the Board of Directors and Auditors thereon. 2. To confirm the interim dividend of ` 1/- per equity share declared by the Board on January 12, 2022, and ` 5/- per equity share declared by the Board on March 25, 2022, as the final dividend for the financial year 2021-22. 3. To consider appointment of a Director in place of Mr. Azim H. Premji (DIN: 00234280) who retires by rotation and being eligible, offers himself for re-appointment. 4. To consider and approve re-appointment of Deloitte Haskins & Sells LLP, Chartered Accountants, as statutory auditors of the Company and to fix their remuneration, and if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution. RESOLVED THAT pursuant to the provisions of Section 139, 141, 142 and all other applicable provisions, if any, of the Companies Act, 2013 read with the Companies (Audit and Auditors) Rules, 2014 (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force) and pursuant to the recommendations of the Audit, Risk and Compliance Committee and the Board of Directors of the Company, approval of the Members of the Company be and is hereby accorded to re-appoint Deloitte Haskins & Sells LLP, Chartered Accountants (Registration No. 117366W/W–100018) as Statutory Auditors of the Company for a second term of five consecutive years, to hold office from the conclusion of this Annual General Meeting (“AGM”) till the conclusion of the 81st AGM to be held in the year 2027, at a remuneration to be decided by the Board of Directors of the Company (or any committee thereof) in consultation with the Auditors. By Order of the Board of Directors For Wipro Limited Sd/- Bengaluru M. Sanaulla Khan June 8, 2022 Company Secretary NOTES: 1) In view of the ongoing COVID-19 pandemic, the Ministry of Corporate Affairs (“MCA”), vide its General Circular No. 14/2020 dated April 8, 2020, General Circular No. 17/2020 dated April 13, 2020, General Circular No. 20/2020 dated May 5, 2020, General Circular No. 22/2020 dated June 15, 2020, General Circular No. 33/2020 dated September 28, 2020, General Circular No. 39/2020 dated December 31, 2020, Circular No. 02/2021 dated January 13, 2021 and General Circular No. 02/2022 dated May 5, 2022 (collectively ”MCA Circulars”) and Securities and Exchange Board of India (“SEBI”) vide its Circular No. SEBI/HO/CFD/CMD1/ CIR/P/2020/79 dated May 12, 2020, Circular No. SEBI/ HO/CFD/CMD2/CIR/P/2021/11 dated January 15, 2021 and Circular No. SEBI/HO/CFD/CMD2/CIR/P/2022/62 on May 13, 2022 (collectively “SEBI Circulars”), have permitted companies to conduct AGM through VC or other audio visual means, subject to compliance of various conditions mentioned therein. In compliance with the aforesaid MCA and SEBI Circulars, applicable provisions of the Companies Act, 2013 and rules made thereunder, and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, (“Listing Regulations”) the 76th AGM of the Company is being convened and conducted through VC. The registered office of the Company shall be deemed to be the venue for the AGM. 2) The Company has enabled the Members to participate at the 76th AGM through VC facility. The instructions for participation by Members are given in the subsequent pages. Participation at the AGM through VC shall be allowed on a first-come-first-served basis. 3) In addition to the above, the proceedings of the 76th AGM will be web-casted live for all the Members as on the cutoff date i.e., Tuesday, July 12, 2022. The Members can visit https://www.wipro.com/AGM2022/ to watch the live proceedings of the 76th AGM on Tuesday, July 19, 2022, from 9 AM IST onwards. 4) As per the provisions under the MCA Circulars, Members attending the 76th AGM through VC shall be counted for the purpose of reckoning the quorum under Section 103 of the Companies Act, 2013.

Notice 2021-22 3 5) The Company has provided the facility to Members to exercise their right to vote by electronic means both through remote-voting and e-voting during the AGM. The process and instructions for remote e-voting are provided in the subsequent paragraphs. Such remote e-voting facility is in addition to voting that will take place at the 76th AGM being held through VC. 6) Members joining the meeting through VC, who have not already cast their vote by means of remote e-voting, will be able to exercise their right to vote through e-voting at the AGM. The Members who have cast their vote by remote e-voting prior to the AGM may also join the AGM through VC but shall not be entitled to cast their vote again. 7) The Company has appointed Mr. V. Sreedharan, Senior Partner, in his absence Ms. Devika Sathyanarayana or Mr. Pradeep B. Kulkarni, Partners of V. Sreedharan & Associates, Practicing Company Secretaries, as the Scrutinizers to scrutinize the e-voting process in a fair and transparent manner. 8) As per the Companies Act, 2013, a Member entitled to attend and vote at the AGM is entitled to appoint a proxy to attend and vote on his/her behalf. Since the 76th AGM is being held through VC as per the MCA Circulars, physical attendance of Members has been dispensed with. Accordingly, the facility for appointment of proxies by the Members will not be made available for the 76th AGM and hence the Proxy Form and Attendance Slip are not annexed to this Notice. 9) Corporate Members are required to access the link https://evoting.kfintech.com and upload a certified copy of the Board resolution authorizing their representative to vote on their behalf. Institutional investors are encouraged to attend and vote at the meeting through VC. 10) In case of joint holders attending the meeting, only such joint holder who is higher in the order of names will be entitled to vote. 11) The Register of Members and Share Transfer books will remain closed from Monday, July 18, 2022 to Tuesday, July 19, 2022 (both days inclusive). 12) In line with the MCA and SEBI Circulars, the notice of the 76th AGM along with the Annual Report 2021-22 are being sent only by electronic mode to those Members whose e-mail addresses are registered with the Company/ Depositories. Members may please note that this Notice and Annual Report 2021-22 will also be available on the Company’s website at https://www.wipro.com/investors/ annual-reports/, websites of the Stock Exchanges i.e. BSE Limited and National Stock Exchange of India Limited at www.bseindia.com and www.nseindia.com respectively, and on the website of KFin Technologies Limited at https://evoting.kfintech.com. 13) Members who have not registered their e-mail address are requested to register the same in respect of shares held in electronic form with the Depository through their Depository Participant(s) and in respect of shares held in physical form by writing to the Company’s Registrar and Share Transfer Agent, KFin Technologies Limited, Selenium, Plot 31 & 32, Gachibowli Financial District, Nanakramguda, Hyderabad – 500 032. Members may note that the Company has enabled a process for the limited purpose of receiving the Company’s annual report and notice for the AGM (including remote e-voting instructions) electronically, and Members may temporarily update their email address by accessing the link https:// www.wipro.com/investors/annual-reports/. 14) The following documents will be available for inspection by the Members electronically during the 76th AGM. Members seeking to inspect such documents can send an email to corp-secretarial@wipro.com. a) Certificate from the Practising Company Secretary relating to the Company’s Stock Options/Restricted Stock Units Plans under SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021. b) Register of Directors and Key Managerial Personnel and their shareholding, and the Register of Contracts or Arrangements in which the Directors are interested, maintained under the Companies Act, 2013. c) All such documents referred to in this Notice and the Explanatory Statement. 15) The details of the Director seeking re-appointment at the 76th AGM are provided in Annexure A of this Notice. The Company has received the requisite consents / declarations for the re-appointment under the Companies Act, 2013 and the rules made thereunder. 16) Members who hold shares in dematerialized form and want to provide/change/correct the bank account details should send the same to their concerned Depository Participant and not to the Company. Members are also requested to give the MICR Code of their bank to their Depository Participants. The Company will not entertain any direct request from such Members for change of address, transposition of names, deletion of name of deceased joint holder and change in the bank account details. While making payment of dividend, the Registrar and Share Transfer Agent is obliged to use only the data provided by the Depositories, in case of such dematerialized shares. 17) Members who are holding shares in physical form are advised to submit particulars of their bank account, viz. name and address of the branch of the bank, MICR code of the branch, type of account and account number to our Registrar and Share Transfer Agent, KFin Technologies Limited (Unit: Wipro Limited), Selenium Tower B, 31- 32, Financial District, Nanakramguda, Gachibowli, Hyderabad – 500 032. 18) Members who are holding shares in physical form in identical order of names in more than one folio are requested to send to the Company or its Registrar and Share Transfer Agent the details of such folios together with the share certificates for consolidating their holding in one folio. The share certificates will be returned to the Members after making requisite changes, thereon. Members are requested to use the share transfer form SH-4 for this purpose.

4 Wipro Limited | Ambitions Realized 19) In accordance with the proviso to Regulation 40(1) of the Listing Regulations, effective from April 1, 2019, and SEBI notification dated January 24, 2022, transfers of securities of the Company including transmission and transposition requests shall not be processed unless the securities are held in the dematerialized form with a depository. Accordingly, shareholders holding equity shares in physical form are urged to have their shares dematerialized so as to be able to freely transfer them, eliminate all risks associated with physical holding and participate in corporate actions. 20) Non-resident Indian shareholders are requested to inform about the following immediately to the Company or its Registrar and Share Transfer Agent or the concerned Depository Participant, as the case may be: a) the change in the residential status on return to India for permanent settlement, and b) the particulars of the NRE account with a bank in India, if not furnished earlier. 21) Members who wish to claim dividends, which remain unclaimed, are requested to either correspond with the Corporate Secretarial Department at the Company’s registered office or the Company’s Registrar and Share Transfer Agent (KFin Technologies Limited) for revalidation and encashment before the due dates. The details of such unclaimed dividends are available on the Company’s website at www.wipro.com. Members are requested to note that the dividend remaining unclaimed for a continuous period of seven years from the date of transfer to the Company’s Unpaid Dividend Account shall be transferred to the Investor Education and Protection Fund (“IEPF”). In addition, all shares in respect of which dividend has not been paid or claimed for seven consecutive years or more shall be transferred by the Company to demat account of the IEPF Authority within a period of thirty days of such shares becoming due to be transferred to the IEPF. In the event of transfer of shares and the unclaimed dividends to IEPF, Members are entitled to claim the same from the IEPF authority by submitting an online application in the prescribed Form IEPF-5 available on the website http://www.iepf.gov.in/ and sending a physical copy of the same duly signed to the Company along with the requisite documents enumerated in Form IEPF-5. Members can file only one consolidated claim in a financial year as per the IEPF Rules. 22) Pursuant to the Rule 5(8) of the Investor Education and Protection Authority (Accounting, Audit, Transfer and Refund) Rules, 2016, the Company has uploaded details of unpaid and unclaimed amounts lying with the Company as on July 14, 2021 (date of last AGM) on its website at https://www.wipro.com/investors/ and also on the website of the MCA. 23) Members holding shares in single name and physical form are advised to make nomination in respect of their shareholding in the Company. The Nomination Form SH-13, prescribed by the Government can be obtained from the Registrar and Share Transfer Agent or the Secretarial Department of the Company at its registered office. 24) SEBI, vide its circulars dated November 3, 2021 and December 14, 2021, has mandated Members holding shares in physical form to submit PAN, KYC and Nomination details in specified forms. Members may access www.wipro.com/investors/faqs/ for Form ISR-1 to register PAN/email id/bank details/other KYC details, Form ISR-2 to update signature and Form ISR-3 for declaration to opt out. Members may make service requests by submitting a duly filled and signed Form ISR-4, the format of which is available on the Company’s website and on the website of the Company’s Registrar and Transfer Agents. 25) In case a holder of physical securities fails to furnish PAN, KYC details and Nomination by March 31, 2023, KFin Technologies Limited will be obligated to freeze such folios. The securities in the frozen folios shall be eligible to receive payments (including dividend) and lodge grievances only after furnishing the complete documents. If the securities continue to remain frozen as on December 31, 2025, the registrar/the Company shall refer such securities to the administering authority under the Benami Transactions (Prohibitions) Act, 1988, and/or the Prevention of Money Laundering Act, 2002. 26) In case of any queries regarding the Annual Report, the Members may write to corp-secretarial@wipro.com to receive an email response. 27) As the 76th AGM is being held through VC, the route map is not annexed to this Notice.

Notice 2021-22 5 EXPLANATORY STATEMENT PURSUANT TO SECTION 102 OF THE COMPANIES ACT, 2013 The following statement sets out all material facts relating to certain ordinary business mentioned in the accompanying Notice of AGM: Item No. 3—Re-appointment of Mr. Azim H. Premji (DIN: 00234280) Though not statutorily required, the following is being provided as additional information to the Members. Pursuant to Section 152 and other applicable provisions of the Companies Act, 2013 and the Company’s Articles of Association, not less than two-thirds of total number of Directors of the Company shall be liable to retire by rotation. One-third of these Directors must retire from office at each AGM, but each retiring director is eligible for re-election at such meeting. Independent directors and the Executive Chairman are not subject to retirement by rotation. In July 2021, Mr. Thierry Delaporte was subject to retirement by rotation and was re-appointed by Members at the 75th AGM. Accordingly, Mr. Azim H. Premji is now required to retire by rotation at this AGM and being eligible, has offered himself for re-appointment. Keeping in view Mr. Azim H. Premji’s rich and varied experience in the industry, his involvement in the operations of the Company over a long period of time, and his pioneering role in guiding the Company through five decades of diversification and growth to emerge as a world leader in the software industry, the Board of Directors is of the opinion that it would be in the interest of the Company to re-appoint him as a Non-Executive, Non- Independent Director of the Company. At the 73rd AGM held on July 16, 2019, the Members approved the continuation of directorship of Mr. Azim H. Premji after he attains the age of 75 years, by way a special resolution pursuant to Regulation 17(1A) of the Listing Regulations, for a period of 5 years with effect from July 31, 2019 to July 30, 2024. Accordingly, no further approval is being sought regarding the same as part of this Notice. Additional information in respect of Mr. Azim H. Premji, pursuant to Regulation 36 of the Listing Regulations and the Secretarial Standards on General Meetings (SS-2), is given as part of Annexure A to this Notice. Brief profile of Mr. Azim H. Premji is given as part of Annexure B to this Notice. Except Mr. Azim H. Premji and Mr. Rishad A. Premji or their relatives, none of the Directors and Key Managerial Personnel of the Company and their relatives are concerned or interested, financially or otherwise, in the resolution set out at Item No. 3. Based on performance evaluation and the recommendation of the Board Governance, Nomination and Compensation Committee, the Board of Directors recommends the resolution in relation to the re-appointment of Mr. Azim H. Premji as set out in Item No. 3, for approval of the Members by way of an Ordinary Resolution. Item No. 4—Re-appointment of Statutory Auditors This explanatory statement is provided in terms of Regulation 36(5) of the Listing Regulations, however, the same is strictly not required as per Section 102 of the Companies Act, 2013. The Members, at the 71st AGM of the Company held on July 19, 2017, had approved the appointment of Deloitte Haskins & Sells LLP (“Deloitte”), Chartered Accountants (Registration No. 117366W/W–100018), as Statutory Auditors of the Company, to hold office till the conclusion of the 76th AGM. Deloitte is a leading global provider of audit services. After evaluating various factors such as industry experience, competency of the audit team, efficiency in conduct of audit, independence, etc., the Board of Directors of the Company has, based on the recommendation of the Audit, Risk and Compliance Committee, at its meeting held on April 29, 2022, proposed the re-appointment of Deloitte, as the Statutory Auditors of the Company, for a second term of five consecutive years from the conclusion of the 76th AGM till the conclusion of the 81st AGM of the Company to be held in the year 2027. This re-appointment is subject to the approval of Members of the Company. Deloitte have consented to the aforesaid appointment and confirmed that their appointment, if made, would be within the limits specified under Section 141(3)(g) of the Companies Act, 2013. They have further confirmed that they are not disqualified to be appointed as statutory auditors as per the provisions of Section 139(1), Section 141(2) and Section 141(3) of the Companies Act, 2013 and the Companies (Audit and Auditors) Rules, 2014, as applicable. As per Section 142 of the Companies Act, 2013 the proposed remuneration payable to Deloitte for statutory audit services for the financial year ending March 31, 2023 will be in the range of ` 8.5 crores to ` 9 crores, plus out of pocket expenses. Revision, if any, to the statutory audit fees for the remaining part of the tenure, shall be approved by the Audit, Risk and Compliance Committee, as may be required. Further, the Company may obtain certifications from Deloitte under statutory regulations and avail other permissible non-audit services, as may be required from time to time. The provision of such permissible non-audit services by Deloitte will be reviewed and pre-approved by the Audit, Risk and Compliance Committee. The remuneration for certifications and non-audit services will be paid on mutually agreed terms. None of the Directors and Key Managerial Personnel of the Company or their relatives are concerned or interested, financially or otherwise, in the resolution set out at item No. 4. The Board of Directors recommends the resolution as set out in Item No. 4, for approval of the Members of the Company by way of an Ordinary Resolution.

Notice 2021-22 7 ANNEXURE-B Brief profile of Director seeking re-appointment at the 76th Annual General Meeting to be held on July 19, 2022 i. Azim H. Premji is a Non-Executive, Non-Independent Director of the Company (designated as “Founder Chairman”) since July 31, 2019. Mr. Premji was the Chairman of the Board of Wipro Limited until July 30, 2019 and has been at its helm since the late 1960s, turning what was then a small cooking fat company into a US$ 10 billion revenue group with businesses in IT, Consulting and Business Process Services with a presence in over 56 countries. Mr. Premji also serves as Chairman of Wipro Enterprises (P) Limited and as a director of Wipro GE Healthcare Private Limited and in other entities of the promoter group. Mr. Premji has established the Azim Premji Foundation and its related entities, which do extensive philanthropic work in India. The work spans from deepon- the-ground efforts focused on improving public school education, working directly in seven states of India which have over 350,000 schools, to running the not-for-profit Azim Premji University which is focused on programs in education and related fields of human development and providing support through multi-year financial grants to other not-for-profit organizations working in specific areas such as reduction of child stunting, improvement of local governance and alleviation of the conditions of the most vulnerable groups. Over the years, Mr. Premji has received numerous honors and accolades, which he considers as recognitions for Wipro and the Foundation teams. Mr. Premji is the first Indian recipient of the Faraday Medal. The Republic of France bestowed upon him the highest French civilian distinction, the Chevalier de la Legion d’Honneur (Knight of the Legion of Honor) in November 2018. In January 2011, he was conferred with Padma Vibhushan, the second highest civilian award in India. The Carnegie Medal of Philanthropy was bestowed on him in 2017. Business Today and Ernst & Young conferred Mr. Premji with a Lifetime Achievement Award in 2018. Mr. Premji has been listed as one of the most influential people in the world by several global publications including Time, Financial Times, Forbes and Fortune. BusinessWeek listed him among the top 30 entrepreneurs in world history. The Journal of Foreign Policy listed him among the top global thinkers. Mr. Premji has a graduate degree in Electrical Engineering from Stanford University. Mr. Premji is the father of Mr. Rishad A. Premji, the Chairman of the Company.

8 Wipro Limited | Ambitions Realized PROCEDURE FOR E-VOTING I. Remote e-voting: In compliance with the provisions of Section 108 of the Companies Act, 2013, read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended, Regulation 44 of the Listing Regulations, read with SEBI Circular No. SEBI/HO/CFD/CMD/CIR/P/2020/242 dated December 9, 2020, the Members are provided with the facility to cast their vote electronically, through any of the modes listed below, on all resolutions set forth in this Notice, by way of remote e-voting: MODES OF E-VOTING THROUGH DEPOSITORIES THROUGH DEPOSITORY NSDL CDSL PARTICIPANTS Individual shareholders holding securities in demat mode 1. Members already registered for IDeAS facility may follow the below steps: a) Visit the following URL: https://eservices.nsdl.com b) On the home page, click on the “Beneficial Owner” icon under the ‘IDeAS’ section. c) On the new screen, enter User ID and Password. Post successful authentication, click on “Access to e-Voting” under e-voting services. d) Click on Company name or e-voting service provider name i.e. KFintech and you will be re-directed to KFintech website for casting your vote. 2. Members who have not registered for IDeAS facility may follow the below steps: a) To register for this facility, visit the URL: https://eservices.nsdl.com b) On the home page, select “Register Online for IDeAS” c) On completion of the registration formality, follow the steps provided above. 3. Members may alternatively vote through the e-voting website of NSDL in the manner specified below: a) Visit the URL: https://www.evoting. nsdl.com/ b) Click on the “Login” icon available under the ‘Shareholder/Member’ section. c) Enter User ID (i.e. 16-digit demat account number held with NSDL), Password / OTP, as applicable, and the verification code shown on the screen. d) Post successful authentication, you will be redirected to the NSDL Depository site wherein you can see the e-voting page. e) Click on company name or e-Voting service provider name i.e. KFintech and you will be redirected to KFintech website for casting your vote. 4. For any technical assistance, Members may contact NSDL helpdesk by sending a request at evoting@nsdl.co.in or call at toll free no.: 18001020990 or 1800224430. 1. Members already registered for Easi/ Easiest facility may follow the below steps: a) Visit the following URL: https://web. cdslindia.com/myeasi/home/login or www.cdslindia.com b) Click on the “Login” icon and opt for “New System Myeasi” (only applicable when using the URL: www.cdslindia.com) c) On the new screen, enter User ID and Password. Without any further authentication, the e-voting page will be made available. d) Click on Company name or e-voting service provider name i.e. KFintech to cast your vote. 2. Members who have not registered for Easi/Easiest facility may follow the below steps: a) To register for this facility, visit the URL: https://web.cdslindia.com/myeasi/ Registration/EasiRegistration b) On completion of the registration formality, follow the steps provided above. 3. Members may alternatively vote through the e-voting website of CDSL in the manner specified below: a) Visit the URL: www.cdslindia.com b) Enter the demat account number and PAN c) Enter OTP received on mobile number & email registered with the demat account for authentication. d) Post successful authentication, the member will receive links for the respective e-voting service provider i.e. KFintech where the e-voting is in progress. 4. For any technical assistance, Members may contact CDSL helpdesk by sending a request at helpdesk.evoting@ cdslindia.com or call at 022-23058738 or 022-23058542-43. Members may alternatively log-in using the credentials of the demat account through their Depository Participants registered with NSDL/CDSL for the e-voting facility. On clicking the e-voting icon, members will be re-directed to the NSDL/CDSL site, as applicable, on successful authentication. Members may then click on Company name or e-voting service provider name i.e. KFintech and will be redirected to KFintech website for casting their vote.

Notice 2021-22 9 MODE OF E-VOTING THROUGH KFINTECH Non-individual shareholders holding securities in demat mode and Shareholders holding securities in physical mode 1. In case a Member receives an email from KFintech [for Members whose email IDs are registered with the Company/Depository Participants(s)], please follow the below instructions: a) Visit the following URL: https://evoting.kfintech.com. b) Enter the login credentials (i.e. User ID and password). In case of physical folio, User ID will be EVEN (E-Voting Event Number) followed by folio number. In case of Demat account, User ID will be your DP ID and Client ID. However, if you are already registered with KFin for e-voting, you can use your existing User ID and password for casting your vote. c) After entering these details appropriately, click on “LOGIN”. d) You will now reach password change menu, wherein you are required to mandatorily change your password. The new password shall comprise of minimum 8 characters with at least one upper case (A-Z), one lower case (a-z), one numeric value (0-9) and a special character (@,#,$, etc). The system will prompt you to change your password and update your contact details like mobile number, email ID etc., on your first login. It is strongly recommended that you do not share your password with any other person and that you take utmost care to keep your password confidential. e) You need to login again with the new credentials. f) On successful login, the system will prompt you to select the “EVENT” and click on ‘Wipro Limited’. 2. In case of Members who have not registered their e-mail address (including Members holding shares in physical form), please follow the steps for registration of e-mail address as mentioned in para 13 of the “Notes”. For obtaining the User ID and Password for e-voting, members may refer the instructions below: a) If the mobile number of the Member is registered against Folio No./DP ID Client ID, the Member may send SMS: MYEPWD E-Voting Event Number+Folio No. or DP ID Client ID to 9212993399 Example for NSDL - MYEPWD IN12345612345678 Example for CDSL - MYEPWD 1402345612345678 Example for Physical - MYEPWD XXXX1234567890. b) If e-mail address or mobile number of the Member is registered against Folio No./DP ID Client ID, then on the home page of https://evoting.kfintech.com, the Member may click “Forgot Password” and enter Folio No. or DP ID Client ID and PAN to generate a password. c) Member may call KFintech toll free number 1800-3094-001 for any assistance. d) Member may send an e-mail request to einward.ris@kfintech.com. However, KFintech shall endeavour to send User ID and Password to those new Members whose e-mail ids are available. II. Voting at the Annual General Meeting: Those Members who are present in the Meeting through VC and have not cast their vote on resolutions through remote e-voting, can vote through e-voting at the Meeting. The members may vote through the Insta Poll facility that will be made available on the Meeting page (after you log into the Meeting). An icon, “Vote”, will be available on the meeting screen. Members will be able to cast their vote by clicking on this icon. A Member can opt for only single mode of voting i.e. through remote e-voting or voting at the AGM. If a Member casts votes by both modes i.e. voting at AGM and remote e-voting, voting done through remote e-voting shall prevail and vote at the AGM shall be treated as invalid.

10 Wipro Limited | Ambitions Realized GENERAL INSTRUCTIONS ON E-VOTING 1) Members who are unable to retrieve User ID/Password are advised to use “Forgot User ID”/”Forgot Password” options available on the websites of Depositories/Depository Participants. 2) The remote e-voting period commences at 9 AM IST on Friday, July 15, 2022 and ends at 5 PM IST on Monday, July 18, 2022. During this period, Members of the Company, holding shares either in physical form or in dematerialized form, as on the cut-off date of Tuesday, July 12, 2022, may cast their votes electronically as per the process detailed in this Notice. The remote e-voting module shall be disabled for voting thereafter. Once the vote on a resolution(s) is cast by the Member, the Member shall not be allowed to change it subsequently. A person who is not a Member as on the cut-off date should treat this Notice for information purposes only. 3) The voting rights of Members shall be in proportion to their share of the paid-up equity share capital of the Company as on the cut-off date i.e., Tuesday, July 12, 2022. 4) On the voting page, enter the number of shares (which represents the number of votes) as on the Cut-off date of Tuesday, July 12, 2022, under “FOR/AGAINST” for each item of the notice separately or alternatively, you may partially enter any number “FOR” and partially “AGAINST” but the total number in “FOR/AGAINST” taken together shall not exceed your total shareholding as on the Cutoff date. You may also choose the option “ABSTAIN”. If the Member does not indicate either “FOR” or “AGAINST”, it will be treated as “ABSTAIN” and the shares held will not be counted under either head. 5) Members holding multiple folios/demat accounts shall choose the voting process separately for each folio/demat accounts. 6) You may then cast your vote by selecting an appropriate option and click on “Submit”. 7) A confirmation box will be displayed. Click “OK” to confirm else “CANCEL” to modify. Once you have voted on the resolution(s), you will not be allowed to modify your vote. During the voting period, Members can login any number of times till they have voted all the resolution(s). 8) In case of any query and/or grievance, in respect of voting by electronic means through KFintech, Members may refer to the Help & Frequently Asked Questions (FAQs) and E-voting user manual available at the download section of https://evoting.kfintech.com or may contact Ms. Swati Reddy, Manager (Unit: Wipro Limited) of KFin Technologies Limited, Selenium, Plot 31 & 32, Gachibowli Financial District, Nanakramguda, Hyderabad-500 032 or at einward.ris@kfintech.com and evoting@kfintech.com or call KFintech’s toll free No. 1-800-3094-001 for any further clarifications. 9) You can also update your mobile number and e-mail id in the user profile details of the folio which may be used for sending future communication(s). 10) The Scrutinizer will submit his report to the Chairman after the completion of scrutiny, and the result of the voting will be announced by the Chairman or any Director of the Company duly authorized, on or before Thursday, July 21, 2022 and will also be displayed on the website of the Company (www.wipro.com), besides being communicated to the Stock Exchanges, Depositories and Registrar and Share Transfer Agent. INSTRUCTIONS FOR ATTENDING THE AGM THROUGH VC 1. Members may access the platform to attend the AGM through VC at https://www.wipro.com/AGM2022/ by providing their DP IDClient ID/Folio No., as applicable, as the credentials. 2. The facility for joining the AGM shall open 30 minutes before the scheduled time for commencement of the AGM and shall be closed after the expiry of 30 minutes after such scheduled time. 3. Members are encouraged to join the Meeting using Google Chrome (preferred browser), Safari, Internet Explorer, Microsoft Edge or Mozilla Firefox 22. 4. Members are advised to use stable Wi-Fi or LAN connection to participate at the AGM through VC in a smooth manner. Participants may experience audio/video loss due to fluctuation in their respective networks. 5. Members who may want to express their views or ask questions at the AGM may visit https://www.wipro.com/AGM2022/ to register, by mentioning their name, demat account number/folio number, email ID and mobile number. The window for registration shall remain open until 5 PM IST, Friday, July 15, 2022. The Company will subsequently communicate the link for participation at the AGM to all such registered members.

10 Wipro Limited | Ambitions Realized GENERAL INSTRUCTIONS ON E-VOTING 1) Members who are unable to retrieve User ID/Password are advised to use “Forgot User ID”/”Forgot Password” options available on the websites of Depositories/Depository Participants. 2) The remote e-voting period commences at 9 AM IST on Friday, July 15, 2022 and ends at 5 PM IST on Monday, July 18, 2022. During this period, Members of the Company, holding shares either in physical form or in dematerialized form, as on the cut-off date of Tuesday, July 12, 2022, may cast their votes electronically as per the process detailed in this Notice. The remote e-voting module shall be disabled for voting thereafter. Once the vote on a resolution(s) is cast by the Member, the Member shall not be allowed to change it subsequently. A person who is not a Member as on the cut-off date should treat this Notice for information purposes only. 3) The voting rights of Members shall be in proportion to their share of the paid-up equity share capital of the Company as on the cut-off date i.e., Tuesday, July 12, 2022. 4) On the voting page, enter the number of shares (which represents the number of votes) as on the Cut-off date of Tuesday, July 12, 2022, under “FOR/AGAINST” for each item of the notice separately or alternatively, you may partially enter any number “FOR” and partially “AGAINST” but the total number in “FOR/AGAINST” taken together shall not exceed your total shareholding as on the Cutoff date. You may also choose the option “ABSTAIN”. If the Member does not indicate either “FOR” or “AGAINST”, it will be treated as “ABSTAIN” and the shares held will not be counted under either head. 5) Members holding multiple folios/demat accounts shall choose the voting process separately for each folio/demat accounts. 6) You may then cast your vote by selecting an appropriate option and click on “Submit”. 7) A confirmation box will be displayed. Click “OK” to confirm else “CANCEL” to modify. Once you have voted on the resolution(s), you will not be allowed to modify your vote. During the voting period, Members can login any number of times till they have voted all the resolution(s). 8) In case of any query and/or grievance, in respect of voting by electronic means through KFintech, Members may refer to the Help & Frequently Asked Questions (FAQs) and E-voting user manual available at the download section of https://evoting.kfintech.com or may contact Ms. Swati Reddy, Manager (Unit: Wipro Limited) of KFin Technologies Limited, Selenium, Plot 31 & 32, Gachibowli Financial District, Nanakramguda, Hyderabad-500 032 or at einward.ris@kfintech.com and evoting@kfintech.com or call KFintech’s toll free No. 1-800-3094-001 for any further clarifications. 9) You can also update your mobile number and e-mail id in the user profile details of the folio which may be used for sending future communication(s). 10) The Scrutinizer will submit his report to the Chairman after the completion of scrutiny, and the result of the voting will be announced by the Chairman or any Director of the Company duly authorized, on or before Thursday, July 21, 2022 and will also be displayed on the website of the Company (www.wipro.com), besides being communicated to the Stock Exchanges, Depositories and Registrar and Share Transfer Agent. INSTRUCTIONS FOR ATTENDING THE AGM THROUGH VC 1. Members may access the platform to attend the AGM through VC at https://www.wipro.com/AGM2022/ by providing their DP IDClient ID/Folio No., as applicable, as the credentials. 2. The facility for joining the AGM shall open 30 minutes before the scheduled time for commencement of the AGM and shall be closed after the expiry of 30 minutes after such scheduled time. 3. Members are encouraged to join the Meeting using Google Chrome (preferred browser), Safari, Internet Explorer, Microsoft Edge or Mozilla Firefox 22. 4. Members are advised to use stable Wi-Fi or LAN connection to participate at the AGM through VC in a smooth manner. Participants may experience audio/video loss due to fluctuation in their respective networks. 5. Members who may want to express their views or ask questions at the AGM may visit https://www.wipro.com/AGM2022/ to register, by mentioning their name, demat account number/folio number, email ID and mobile number. The window for registration shall remain open until 5 PM IST, Friday, July 15, 2022. The Company will subsequently communicate the link for participation at the AGM to all such registered members.

Ambition for a Bold Tomorrow Integrated Annual Report 2021-22 Wipro Ambitions Realized.

Contents

01

Ambitions Realized 1
Realizing Ambitions with our customers 4
About the Report 6

08

Corporate overview
About Wipro 8
Our operating model 10

12

Performance overview
Year at a glance 12
Financial highlights 14
Performance by capital 15
Chairman's letter to stakeholders 18
CEO's letter to stakeholders 20

24

Governance focus
Board of Directors 24
Wipro Executive Board 26

28

Management discussion and analysis 28
IT services industry overview 28
Business overview 29
Our business strategy 30
ESG strategy and goals 32
Value creation model 34
Key strengths 36
Risk management framework 42

46

Capital-wise review
Financial capital 46
Human capital 54
Intellectual capital 61
Social and relationship capital 65
Natural capital 76

87

Statutory Reports and Financial Statements
Board's Report 87
Corporate Governance Report 116
Standalone Financials under Ind AS 138
Consolidated Financials under Ind AS 215
Consolidated Financials under IFRS 299
Business Responsibility & Sustainability Report 370

Performance snapshot

IT Services Revenue
$10.4 billion
27.3% YoY growth

Net Income attributable to Shareholder
₹122 billion
an increase of 13.2% YoY

Payout ratio
81.6%
for a block of trailing three years

Ambitions Realized.

For over 75 years, Wipro has believed in turning big ambitions into bold achievements. Our brand campaign, Ambitions Realized, reflects our journey as a company, and celebrates our commitment to empowering bold ideas and the success of our customers, colleagues, and communities. Further, the campaign underscores Wipro's ambition of being an inspiration for bold action in an era of unprecedented change.

Living up to this promise requires us to continually transform and reinvent ourselves and our capabilities. Over the past year, we have made significant investments and revamped how we serve clients and how we go to market in many critical areas of our business. We created Wipro FullStride Cloud Services and committed to investing $1 billion in cloud technologies, capabilities, acquisitions, and partnerships.



Integrated Annual Report 2021-22 1

Empowering our Customers Our commitment for a Better World Our goal with these investments is to provide clients with seamlessly orchestrated tools and resources so they can realize their most ambitious business transformation goals. Wipro has over 240,000 employees with expertise across cloud services, cybersecurity, artificial intelligence, engineering, and consulting to deepen alignment with clients’ changing technology needs. We are also expanding our capabilities through strategic partnerships, acquisitions, and investments, including acquisition of Capco – Wipro’s largest acquisition till date to become the technology orchestrator of choice for the world’s top brands. Our ambition to create a more humane, sustainable, and resilient future has been guided by the belief that purpose drives our business and vice versa. Since Wipro’s inception in 1945, Founder Chairman Azim H. Premji has been instrumental in laying this foundational moral compass that has guided us to do the right thing for decades. This is why 66% of Wipro’s economic interest is pledged to philanthropy, and why we are proudly committed to achieving Net Zero emissions by 2040. This year we have renewed our ‘Net Zero by 2040’ commitment and are among the first seven companies globally to have our targets validated by the Science Based Targets Initiative. We are also driving change throughout the business world through leading industry consortiums, including ‘Transform to Net Zero’ and ‘WEF’ and the World Economic Forum, CII Greenco and CII Center of Excellence for Sustainable Development etc. We now offer a portfolio of sustainability solutions leveraging technology and data across industry sectors – which help our customers decarbonise their products and services. Our People, Our strength Our ambitions for an inclusive and equitable workplace starts with The Spirit of Wipro, which emphasizes unyielding integrity, treating people fairly and with respect, and demonstrating sensitivity in thought and action. While our company has transformed through the years, our core principles, the Wipro Spirit, have stayed unchanged. In early 2020, Chairman Rishad Premji introduced the Five Habits, which are our values in action, to promote a growth mindset. Over 29,000 leaders from around the world have participated in 94 immersive and interactive workshops on the Five Habits thus far. As each Wiproite demonstrates the organization’s culture, the Five Habits have the potential to change how we all perceive and experience Wipro. What’s your Ambition? We all have goals and aspirations. They inspire personal progress, business innovations, and global movements. However, ambition without action is just a dream. That’s why Wipro’s expertise is rooted in building transformational strategies and technology-led solutions that enable achievement. Don’t just believe in the power of Ambitions. Make them a reality, every day, with Wipro. 2 Wipro Limited | Ambitions Realized Integrated Annual Report 2021-22 3

Realizing Ambitions with our customers

wipro


wipro
MICROSOFT

Ambitions to unlock the next level of support realized

Microsoft partnered with Wipro for end-to-end management of their catalog operations team supporting Xbox game configurations and promotions. Wipro's total service framework operations contributed to a 40% rise in subscriptions and 65% increase in sales.

CAPCO
a wipro company


wipro
BANKUNITED

Capco improved access security and convenience for BankUnited customers

BankUnited partnered with Capco to launch a new digital banking experience for customers. Capco helped BankUnited free itself from a rigid, legacy online banking system. By customizing a leading digital banking accelerator, Capco enabled a new digital banking platform. Working hand-in-hand with the client, Capco created the functional design and supported BankUnited with business and operational readiness, technology architecture and more. BankUnited's customers now enjoy, a leading-edge, secure and intuitive mobile and online banking experience.

topcoder
a wipro company


wipro
NASA

NASA provided the data and Topcoders discovered the comets

Topcoder helped astronomers achieve their ambitions to understand even more of the galaxy by helping stargazers detect very faint comets. The Solar and Heliospheric Observatory (SOHO) satellite, deployed in 1995 has discovered more than 4,000 new comets. NASA wanted to improve the SOHO's ability to detect very dim 'category C' or 'sungrazing comets'. 600 Topcoders took on the challenge of developing algorithms that enhanced the satellite's imagery and data capabilities, identifying previously unknown comets. Official comet discovery credit is given to Topcoders whose algorithms identify previously unknown comets.

4 Wipro Limited | Ambitions Realized
Integrated Annual Report 2021-22 5

About the Report We are happy to present our 7th Integrated Annual Report. This Report includes financial and nonfinancial performance of IT business and is aligned to principles of International Framework (December 2013) developed by the International Integrated Reporting Council (IIRC). Reporting framework In addition, this report is aligned to GRI Standards issued by Global Sustainability Standard Board (GSSB), Sustainability Accounting Standard Board (SASB), ISO 14064, United Nation Global Compact (UNGC) and Business Responsibility and Sustainability Report (BRSR) requirements of Securities and Exchange Board of India (SEBI). The Natural Capital section of this report includes the recommendations set out by the Task Force on Climate-related Financial Disclosures (TCFD) and CDSB (Climate Disclosures Standards Board) framework. Reporting scope and boundary The report complies with financial and statutory data requirements of the Companies Act, 2013 (including the Rules made thereunder), Accounting Standards, the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the Secretarial Standards, as may be applicable. Wipro ESG Dashboard is available at https://www.wipro.com/investors/annual-reports/ Our key stakeholders Employees Customers Civil Society and Communities Investors Suppliers Our capitals Financial capital Financial resources we used in our business to create value for our stakeholders. 46 Human capital It covers the cumulative skill, knowledge and diversity of thought of our employees. 54 Natural capital The natural resources consumed to run our business. 76 Intellectual capital It covers the knowledge, thought leadership, intellectual property rights, brand properties supporting the business. 61 Social and Relationship capital It includes our relationships with customers, suppliers, investors, and communities. 65 6 Wipro Limited | Ambitions Realized Integrated Annual Report 2021-22 7

About Wipro Our values Our values encapsulate the Spirit of Wipro, which lies at our core. It is about who we are. It makes up our character and is reflected consistently in all our behaviour. The Spirit is deeply rooted in the unchanging essence of Wipro. It also embraces what we must aspire to be. It is the indivisible synthesis of our four values. The Spirit is our beacon. It is what gives us direction and a clear sense of purpose. It energizes us and is the touchstone for all that we do. Be passionate about clients’ success We succeed when we make our clients successful. We collaborate to sharpen our insights and amplify this success. We execute with excellence. Always. Be global and responsible We will be global in our thinking and our actions. We are responsible citizens of the world. We are energized by the deep connectedness between people, ideas, communities and the environment. Treat each person with respect We treat every human being with respect. We nurture an open environment where people are encouraged to learn, share and grow. We embrace diversity of thought, of cultures, and of people. Unyielding integrity in everything we do Integrity is our core and is the basis of everything. It is about following the law, but it’s more. It is about delivering on our commitments. It is about honesty and fairness in action. It is about being ethical beyond any doubt, in the toughest of circumstances. While our company has transformed many times over the years, the Spirit of Wipro and our core values, have remained constant. We have introduced the ‘Five Habits’ which are our values in action: Being respectful Being responsive Always communicating Demonstrating stewardship Building trust Wipro Limited is a leading technology services and consulting company focused on building innovative solutions that address clients’ most complex digital transformation needs. Leveraging our holistic portfolio of capabilities in consulting, design, engineering, and operations, we help clients realize their boldest ambitions and build future-ready, sustainable businesses. With over 240,000 employees and business partners across 66 countries, we deliver on the promise of helping our customers, colleagues, and communities thrive in an ever-changing world. We began our business as a vegetable oil manufacturer in 1945 at Amalner, a small town in Western India and thereafter forayed into soaps and other consumer care products. During the early 1980s, we entered the Indian IT industry by manufacturing and selling minicomputers. In the 1990s, we leveraged our hardware R&D design and software development expertise and began offering software services to global clients. In 2013, we demerged the non- IT diversified businesses. With a track record of over 30 years in IT Services, we are, today, focused entirely on the global Information Technology business. Wipro is listed on National Stock Exchange of India Limited and BSE Limited in India and New York Stock Exchange in the US. 8 Wipro Limited | Ambitions Realized Integrated Annual Report 2021-22 9 Corporate overview

Corporate overview

Our operating model

IT Services SMUs structure

Our IT Services segment is organized into four SMUs - Americas 1, Americas 2, Europe and APMEA. Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

1 **Americas 1** includes the entire business of Latin America (LATAM) and the following industry sectors in the U.S.: healthcare and medical devices, consumer goods and life sciences, retail, transportation and services, communications, media and information services, technology products and platforms

2 **Americas 2** includes the entire business of Canada and the following industry sectors in the U.S.: banking, financial services and insurance, manufacturing, hi-tech, energy and utilities

3 **Europe** consists of the United Kingdom and Ireland, Switzerland, Germany, Benelux, the Nordics and Southern Europe

4 **APMEA** consists of Australia and New Zealand, India, the Middle East, South East Asia, Japan and Africa.

The SMUs in Europe and APMEA will be responsible for all industry sectors in these regions. SMUs are our primary go-to-market teams and seek to scale local strategic clients and drive large deal wins.

Revenue from each customer is attributed to the respective SMUs, based on the location of the customer's primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer's buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our service offerings

Our IT Services service offerings are organized through two GBLs – Integrated Digital, Engineering and Application Services (iDEAS) and Cloud Infrastructure, Digital Operations, Risk and Enterprise Cybersecurity Services (iCORE)

INTEGRATED DIGITAL, ENGINEERING AND APPLICATION SERVICES (iDEAS)

With a focus on five themes (industry cloud, intelligence everywhere, Industry 4.0, 5G and Edge Computing and Sustainability), we work in lockstep with our clients to realize their ambitions securely and resiliently for their future through our six capability engines:

- Cloud Transformation & NextGen Platforms
- Wipro Engineering
- Wipro Digital
- Designit
- Industry Domain and Consulting
- Applications and Data

CLOUD INFRASTRUCTURE, DIGITAL OPERATIONS, RISK AND ENTERPRISE CYBER SECURITY SERVICES (iCORE)

- Cloud Infrastructure Services
- Cybersecurity and Risk Services
- Digital Operations and Platforms

Operating model

4 Strategic market units (SMUs), 2 Global business lines (GBLs)


HORIZONTALS ORGANIZED BY CAPABILITIES
"Where client delivery resides"
SECTORS ORGANIZED BY MARKETS
"Where clients are"
INTEGRATED DIGITAL, ENGINEERING AND APPLICATION SERVICES (iDEAS)
INFRA CLOUD, DIGITAL OPERATIONS, RISK AND CYBERSECURITY SERVICES (iCORE)
Americas 1
Americas 2
Europe
APMEA
1
2
Organized across 2 Global business lines
Sector 1
Sector 2
Sector 3
Sector 4
4 SMUs P&L Units
Primary axis for go-to-market

Simplified model | Anchored in Sectors | Integrated Solution led delivery | Large deal Focus

10 Wipro Limited | Ambitions Realized

Integrated Annual Report 2021-22 11

Performance overview

Year at a glance

IT Services revenue

$10.4 billion

Crossed an important milestone

27.3%

Reported growth at year-on-year basis

Six

consecutive quarters of strong sequential revenue growth at or **over 3%**

Operating margin at

17.7%

after significant investments on solutions, capabilities and talent

Highest ever Net Income

$1.6 billion

in FY'22

EPS for the year at

₹22.35

Robust growth of **17%** year-on-year

Closed 37 Large deals with

TCV of over $2.3 billion

19

Number of **>$100 million accounts**

increase of **8** year-on-year

Our Largest Acquisition CAPCO

grew double digit in FY'22

60

synergy wins

(Figures in ₹ million based on IFRS consolidated financial statements, except otherwise stated)

Financial performance	2019-20	2020-21	2021-22
Revenue[1]	613,401	622,425	795,289
Profit before Depreciation, Amortisation, Interest and Tax	126,592	150,709	171,197
Depreciation and amortization	20,862	27,656	30,911
Profit before Interest and Tax	105,730	123,053	140,286
Profit before Tax	122,512	139,007	151,275
Tax	24,799	30,345	28,946
Profit after Tax - attributable to equity holders	97,218	107,946	122,191
Per share data			
Earnings Per Share- Basic (₹)	16.67	19.11	22.35
Earnings Per Share- Diluted (₹)	16.62	19.07	22.29
Financial position			
Share Capital	11,427	10,958	10,964
Net Worth	559,333	554,593	658,673
Gross cash (A)	334,134	345,500	345,491
Total Debt (B)	78,042	83,332	151,696
Net Cash (A-B)	256,092	262,168	193,795
Property, Plant and Equipment (C)	81,120	85,192	90,898
Intangible Assets (D)	16,362	13,085	43,555
Property, Plant and Equipment and Intangible Assets (C+D)	97,482	98,277	134,453
Goodwill	131,012	139,127	246,989
Net Current Assets	303,458	293,146	312,423
Capital Employed	637,375	637,925	810,369
Shareholding related			
Number of Shareholders[2]	511,881	818,539	1,934,986
Market Price Per Share (₹)[3]	196.7	414.2	591.9

1. Revenue is aggregate revenue for the purpose of segment reporting including the impact of exchange rate fluctuations
2. Number of shareholders (as at March 31st of respective years) represents holders of equity shares and does not include holders of ADRs
3. Market price of shares is based on closing price in NSE as on March 31st of respective years

12 **Wipro Limited** | Ambitions Realized

Integrated Annual Report 2021-22 13

Performance overview

Financial highlights

IT Services revenue ($ million)

FY22	10,355.9
FY21	8,136.5
FY20	8,252.8

IT Services operating margin[1] (%)

FY22	17.7
FY21	20.3
FY20	18.1

Net income to turnover[2] (%)

FY22	15.4
FY21	17.3
FY20	15.8

Free cash flow to net income (%)

FY22	74.8
FY21	119.3
FY20	80.7

Gross utilization (%)

FY22	76.8
FY21	75.7
FY20	72.2

Number of $100Mn+ accounts customers

FY22	19
FY21	11
FY20	15

Market capitalization[3] ($ billion)

FY22	42.7
FY21	31.0
FY20	14.9

Payout ratio[4] (%)

FY22	81.6
FY21	81.2
FY20	87.3

Notes-
1. IT services operating margin refers to segment results total as reflected in IFRS financials
2. Net Income has been considered after adjusting for profit attributable to non-controlling interest (minority interest)
3. For convenience, the market capitalization in Indian Rupees as per NSE have been translated into United States Dollars at the certified foreign exchange rate published by the Federal Reserve Board of Governors on the last day of the respective financial years
4. Payout Ratio has been computed by dividing the payout (comprising interim and final dividend declared for the respective financial year and buyback, if any, considered based on the date of the Board's approval) to shareholders by net income on a trailing three-year basis

14 Wipro Limited | Ambitions Realized

Performance by capital

Human capital

Total employees
247,073

Women employees
36%

Nationalities in workforce
135+

Persons with disabilities (based on voluntary self-declaration)
705

Employees trained in digital skills
185,000+

Intellectual capital

R&D (₹ million)
2,926

Patent filed cumulatively till date
2,000+

Patent granted till date
1,092

Social and relationship capital

Active customers
1,418

CSR spend (₹ million)
2,216

Total employees engaged with Wipro Cares (volunteering or monetary contribution or both)
35,000+

Diverse supplier spend (% of total spend on products and services)
12%

Community initiatives
170+ partners

Natural capital

Total GHG emission (tons of Co2 eq.)
495,618

Water recycled (% of total water consumption)
33%

Waste sent to landfill (excluding C&D)
3%

Renewable energy (% of total energy consumption)
47%

EPI (KwH units per sq. meter per annum)
177.3

Integrated Annual Report 2021-22 15

School education Supported over 61,000 children, including ~5,600 children with disabilities, and 4,000 teachers through ~130 partner NGOs. Collaborated with 28 new NGO partners to improve public education, education for children with disabilities, and on school access for the most disadvantaged children. Sustainability education Over 4,000 teachers across 187 districts have engaged with Wipro earthian’s school program that seeks to make sustainability axiomatic to education. More than 2,000+ college students participated in the 2021 National Sustainability Quiz. Science education fellowship program Supported 1,300 STEM educators reaching out to 250,000+ underserved students since 2012 in 35 school districts in seven states in the US. Provided bursaries to 115 STEM teachers in the UK in partnership with King’s College London (KCL) and Sheffield Hallam University (SHU) since 2018. Engineering education Developed competencies in emerging digital technologies for 40,000 students of which ~11,000 students were identified for intensive training through the ‘Future Skills Program’ as a part of our TalentNext @ Mission10X initiative. Healthcare Reached out to 800,000+ people. We now run a total of 10 projects in primary healthcare with a focus on maternal and child healthcare. Community ecology Planted more than 40,000 trees through our project in Agroforestry in Tamil Nadu. Provided social, nutritional and health security to 25,000 workers in the informal sector of waste in Bengaluru and Mysuru. Urban ecology Supported participatory water management practices and community grant projects across Bengaluru, Pune, Chennai and Hyderabad. Disaster response Restored livelihood of 150 women and 30 persons with disability affected by the 2018 Kerala floods by setting up eight craft-based livelihood centres. International chapters In BENELUX, we are running volunteering initiatives to support children with long term illnesses. In Romania, we provided humanitarian, medical, and emergency relief during the Ukraine crisis. In Australia, we are supporting repair and renovation of shelter homes for women in distress. In USA, we have donated 40,000 books to children from disadvantaged communities in partnership with First Book. Employee engagement Around 2,700 employees have contributed a total of over 10,000 volunteer hours through volunteer events. 12,500+ new employee-contributors joined our matching program bringing the total number of employees who contribute to Wipro Cares’ initiatives to 35,000. Education, ecology, and community care 16 Wipro Limited | Ambitions Realized

Rewards & recognition Included in the Dow Jones Sustainability Index (DJSI), World for the 12th successive year. We are also a member of the DJSI Emerging Markets Index. We received Silver Class Sustainability Yearbook Award for 2021 Continue to maintain leadership in climate change disclosure, leadership and performance. Received “A” rating in CDP Climate Change and Supplier engagement in 2021 Sustainability rating of Gold from Ecovadis with a score in the 95th percentile across all companies assessed globally in the sector FTSE4Good: We continue to retain our global leadership position in the FTSE Russell and FTSE4Good Indices Moody’s ESG has rated us ‘Advanced’ and ranked as 1st in the sector globally Certified as a Great Place to Work (GPTW) in India for 2022, ranked among Top 50 India’s Best Companies to work for 2022 and named as one of India’s Best employers Among Nation-Builders 2022 by the GPTW institute Recognised as a Top Employer in North America, Australia, Europe and Brazil by the Top Employers Institute Received ATD’s Best of the BEST Award 2021 for the 6th consecutive year Included in 2022 Bloomberg Gender-Equality Index (GEI) Recognized as one of the Best Places to Work for LGBTQ+ Equality in the Corporate Equality Index 2022 by the Human Rights Campaign Foundation Named as Gold Employer by the India Workplace Equality Index (IWEI) for LGBT+ inclusion in 2021 Recognized as ‘Disability Confident Committed Employer’ in the UK. This is a government certification in the UK for making sustained efforts to strengthen disability inclusion 2021 Working Mother & Avtar Most Inclusive Companies Index (MICI): Declared as an ‘Exemplar of Inclusion’ 2021 Working Mother & Avtar Best Companies for Women in India (BCWI) list: Declared as one of the ‘100 Best Companies for Women in India’ *Gartner, “Magic Quadrant for Data and Analytics Service Providers”, Jorgen Heisenberg, et al, 7 February 2022. Gartner, “Magic Quadrant for Data and Analytics Service Providers”, Gartner, “Magic Quadrant for Outsourced Digital Workplace Services”, Daniel Barros, et al, 22 February 2022. Gartner, “Magic Quadrant for Customer Service BPO”, Deborah Alvord, et al, 28 March 2022. GARTNER and MAGIC QUADRANT are registered trademarks and service marks of Gartner, Inc. and/or its affiliates in the U.S. and internationally and are used herein with permission. Gartner does not endorse any vendor, product, or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner’s research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose. Analyst recognition Wipro was recognized as a Leader in the 2022 Gartner® Magic Quadrant™ for Data and Analytics Service Providers Wipro was recognized as a Leader in the 2022 Gartner® Magic Quadrant™ for Outsourced Digital Workplace Services Wipro was recognized as a Leader in the 2022 Gartner® Magic Quadrant™ for Customer Service BPO Wipro has been recognized as a Leader for the second consecutive time in the 2021 Gartner® Magic Quadrant™ for Managed Network Services (Ted Corbett et al., 10 Nov 2021) Leader in The Forrester Wave™: Data Management Service Providers, Q4 2021 Leader in 2021 ISG Consulting and Transformation and Managed Public Cloud Services (US and UK Large Accounts) Leader in Avasant’s Hybrid Enterprise Cloud Services 2021-2022 RadarView™ HFS Research authors Market Vision on Wipro FullStride Cloud Services, calling out our commitment of $1 billion in technology, talent, and partnerships over the next three years. FullStride is about building talent, execution, and M&A at Wipro around Cloud. Leader in Everest Group’s IA in Healthcare Solutions, Banking Operations Services, Digital Workplace Services, Enterprise Blockchain Services, Cloud Services (EU, NA) and Oracle Cloud Applications (OCA) Services PEAK Matrix® Assessment 2022 Featured in HFS Top 10: Retail and CPG Services 2022, Banking and Financial Services 2021, Life Sciences Service Providers 2021 and Energy Services 2021 Leader in IDC MarketScape: Worldwide Smart Manufacturing Service Providers 2021 (Doc #EUR147689021, Jun 2021) and Worldwide Artificial Intelligence Services 2021 (Doc #US46741921, May 2021) Vendor Assessment Wipro ranks among the Top Service Providers in Whitelane Benelux IT Sourcing Study 2022 and Netherlands IT Outsourcing Study 2021 Integrated Annual Report 2021-22 17 Performance overview

Dear Stakeholders, I want to begin by acknowledging a historic milestone – Wipro crossed $10 billion in revenue this year. Congratulations! From this vantage point, it seems impossible to believe that Wipro was founded as a tiny oil mill in Amalner, Western India, in 1945. No one could have predicted that one day, it would morph into a global technology company with a presence across 66 countries, employing over 240,000 people. I feel humbled by the progress we have made in our 75-plus years, but also immensely proud that we accomplished this while remaining completely committed to our values. 1945 was an extremely difficult year for the world. World war II had just ended, and a large part of the world lay in ruins. India was still under colonial rule and facing an uncertain future. Chairman’s letter to stakeholders The post-war world, though, saw one of the greatest periods of economic expansion in human history. Today, we find ourselves at another crossroads. The pandemic is not yet over. Inflation is soaring. An armed international conflict is underway. The global economy is facing an uncertain future, and we are staring at a huge climate and energy crisis. And yet I remain optimistic. Because I believe that grave crises carry within them seeds of great possibilities. The fact that we had a Covid vaccine within a year of the outbreak, and that two-thirds of the world population has already received at least one dose of the vaccine, is testament to that belief. Driven by the pandemic, all of us –individuals, and businesses – have discovered new ways to work together at scale with technology. Demand for digital, cloud, data, and cybersecurity 18 Wipro Limited | Ambitions Realized

services will continue to grow as more of our customers adapt to the new world order. The long-term prospects of the technology services industry look very good. We at Wipro are doing everything we can to seize this moment. Wipro has witnessed a significant amount of change in the last two years. Thierry joined us in July 2020. He has given Wipro a new direction by driving change while building on our very strong legacy and core strengths of the organization. We have completely transformed our structure and our operating model. We have gone from being industryorganized to being market-organized (supported by our global capability units). We have added new talent across the board, with particular emphasis on women leaders. Our leadership team is more diverse now, with a great combination of new and old. We have several new leaders who bring in a new mindset, even as we have nearly half the many leaders in the top 200 mark a decade or more in Wipro. We are much more growth-obsessed than before. We are driving deep strategic partnerships with hyperscalers and increasing our focus on large deals. We have invested in a Chief Growth Office function – a first for the company –and changed the seniority and maturity of our sales leaders. We have invested significantly in acquisitions either for gaining market access or for acquiring new capabilities. Last year, we acquired Capco. It has been a tremendous addition in the banking and financial space, crossing a $1 billion run rate, and allowing us to offer end-to-end capability – from thinking to designing to building and running – to our customers. Cloud is at the core of most transformation initiatives with a significant headroom for growth in the coming years. We have long been a cloud services pioneer. We are investing $1 billion in Wipro FullStride Cloud Services over the next few years to deliver an orchestrated transformation that accelerates business results for clients. We will continue our investments – in building capabilities and acquiring market leading talent – in strategic growth areas such as cyber, data, AI and our engineering business. The future of technology is exciting and opportunity rich. We are accelerating our investments in our Topcoder platform and in emerging areas such as Metaverse, Web 3.0, Robotics, self-learning AI, and privacy systems. We are very proud of our culture and values. It is a huge differentiator for us, and it is important that people experience that. We are aware that a significant percentage of our recruits in the last 12 months haven’t walked into a Wipro office or engaged with people beyond their immediate project. And while we will continue to work in a hybrid model, we are aware that culture and connectedness grow when people meet each other. So, my focus remains on our people. One of the things we are driving is the Five Habits. Our big learning is that people don’t experience our values – they experience our behaviors, through which they interpret our values. The Five Habits takes our values closer to our people, as I have discussed with 29,000 Wipro employees over 94 sessions. We at Wipro believe our story is deeply connected to our communities. 66% of the economic interest in Wipro is irrevocably pledged for philanthropy through the efforts of Azim Premji Foundation. The Foundation works tirelessly to create at-scale, institutionalized changes in the quality of education in India as well as in other areas including working with vulnerable groups, health, nutrition, and governance. One of the biggest challenges facing the world today is climate change. While it’s encouraging to see governments, business and civil society step up to the challenge, much remains to be done. Wipro’s climate change program goes back 15 years and has evolved into a mature yet dynamically responsive set of initiatives. In April 2021, we announced our goal of achieving ‘Net Zero’ greenhouse gas emissions by 2040. We have a clear roadmap for the short and medium terms with targets of 100% renewable energy and 100% electric mobility by 2030. We were one of the first seven companies globally to have their Net Zero targets validated by Science Based Targets initiative. Our business strategy prioritizes reaching our goals in a maximally responsible manner. Inclusion is a way of life at Wipro. Various programs and initiatives have helped us to nearly double the gender diversity at senior leadership levels in FY’22. Overall, we are at 36.1% gender diversity. To foster a safe workplace for LGBTQ+ employees and protect them from bias and discrimination, we launched the Global Prevention of LGBTQ+ Discrimination Policy last year. We also took several steps to advance an inclusive work environment for Black employees, from introducing a holiday on Martin Luther King Day to strategically recruiting from Historically Black colleges and universities (HBCUs). This financial year has been a momentous year for Wipro and I would like to express my gratitude to our clients, partners, employees, and other stakeholders for reposing their trust and confidence in us. I am very excited about the progress we have made, the path we are on, and confident of building on this incredible momentum. Rishad A. Premji Chairman Integrated Annual Report 2021-22 19 Performance overview

CEO’s letter to stakeholders Dear Stakeholders, Fiscal year 2022 (FY’22) was the year we started to reap the benefits of our transformation strategy and began to move the needle in every single benchmark we set for ourselves. At the end of the year, we became a $10 billion company and recorded our fastest-ever revenue growth in absolute terms. Further, we ended the year with the most robust pipeline ever. Despite an extraordinarily challenging labor market, we added new talent at a record pace, reaching a global employee pool of over 240,000. These results are reflective of the success of our bold growth strategy, our singular focus on creating value for clients, and most importantly, the unwavering dedication of our people. As we look to the year ahead, we are watching the conflict in Europe, mounting economic headwinds, and the rising inflation rates and emerging food shortages across the globe. We strongly believe in the power of technology in solving some of our most intractable problems and galvanizing the human spirit. We expect technology investments to only grow in importance in the coming years, as businesses continue to turn to cloud-based technologies and digital tools to enable an increasingly dispersed global workforce, as well as to enhance enterprise agility and speed of innovation to better prepare for the future. 20 Wipro Limited | Ambitions Realized

As enterprises become more sophisticated in their use of the cloud and realize its broad-ranging benefits, we expect the demand for our services to remain strong. Against the backdrop of an uncertain macro environment, we will stay focused on our clients, our employees, and our stakeholders to help them rise to the challenges of the moment and realize their boldest ambitions. Investing in our business, capabilities, and people to help clients realize their ambitions FY’22 marked the year in which we ramped up our investments in strategic parts of our business to capitalize on the growth opportunities in the market and enhance our position as a trusted advisor to clients. We invested in organic capabilities and prioritized inorganic investments that allowed us to provide clients with seamlessly orchestrated solutions and expertise and help them realize their most ambitious business and technology transformation goals. We continued to invest in our cloud transformation capabilities as cloud migration continued apace and could-based business models increasingly became the norm. We launched Wipro FullStride Cloud Services to bring together our portfolio of cloud offerings, talent, capabilities, and Cloud Studio. Wipro FullStride Cloud Services is a true manifestation of our vision of becoming a “Value Orchestrator” who can seamlessly blend capability and thinking across the two merging worlds of business and technology to help clients transform and realize new business opportunities. We significantly expanded our cybersecurity capabilities and acquired two consultancies—Edgile in the United States and Ampion in Australia—that focus on helping clients manage the evolving landscape of cyber threats. The closure of our largest acquisition to date, Capco, was another important milestone. Capco’s consulting capabilities and domain expertise proved to be invaluable additions to our Banking Financial Services and Insurance offerings, allowing us to deliver clients a full spectrum of services—from consulting and strategy to technology development and implementation—in this critical sector. Capco recorded a strong double-digit growth in FY’22. We signed over 60 joint clients wins across our markets. Overall, we completed six acquisitions in the last few quarters—Capco, Ampion, LeanSwift, Edgile , CAS Group and, most recently , Rizing—with each acquisition filling in a different piece of the puzzle, creating new synergies and differentiators for us in key strategic markets and deepening our consulting domain expertise in high-growth industries. We continued to invest in our people and added over 45,000 new employees on a net basis in FY’22, marking our highest ever net talent acquisition! Wipro FullStride Cloud Services is a true manifestation of our vision of becoming a “Value Orchestrator” who can seamlessly blend capability and thinking across the two merging worlds of business and technology to help clients transform and realize new business opportunities. Integrated Annual Report 2021-22 21 Performance overview

Being a global company, we believe our strength comes from our ability to tap into a world of diverse views, thinking, and backgrounds that our people bring to the table each day. I am particularly proud to report that, in FY’22, we recorded advancements across diversity metrics, improving ethnic diversity of our senior leadership by 24 percentage points and nearly doubling gender diversity in leadership ranks. In helping our people realize their ambitions, we revamped our promotion cycles and incentive programs to ensure ongoing career progression and development. Additionally, we created new learning tools and rolled out new training programs to keep our people up to date with the latest professional and technical developments and to become an employer of choice for top technology talent. Our people will always be our greatest asset. We will continue to invest in their ongoing development so they can deliver the cutting-edge thinking and solutions that our clients demand from us. Accelerating our transformation journey In FY’22, we achieved notable success in all aspects of our strategy and delivered ahead of expectations on several counts. To accelerate growth, we prioritized specific sectors in our chosen markets. We invested in building solutions in areas where we see strong growth potential and doubled down on strategic sectors where we already have strong market presence. The Banking and Financial Services is one such example where we are growing our eminence as the preferred partner for consulting, technology, and digital transformation services. Another sector where we see strong growth potential is Technology, Media and Telecommunications. The acquisition of CAS Group will allow us to bring specialized expertise, strategic consulting, and program management capabilities to large-scale business and technology transformation projects in this sector, while increasing our penetration into the Fortune 100. Our focused strategy led to robust revenue growth, not only in our top market—the U.S.—but also across Europe, where we experienced a remarkable 39% growth. In FY’22, we made significant strides in strengthening partnerships and added more than half a dozen new clients with engagements exceeding $100 million. Further, we are increasingly shaping our client approach to lead with business solutions and invest in areas that are critical to clients’ success. Last year, we continued to build out our AI and data analytics capabilities, leveraging our 22+ years of analytics experience and the 30,000+ people focused on delivering big data, AI, and innovation capabilities across the globe. We made remarkable progress in strengthening our frontline sales and leadership teams in local markets to deepen client relationships and better understand the unique local challenges. Further, we are continuing to expand our talent cloud capabilities through our Topcoder platform, which is turning into a significant competitive advantage for Wipro in a business environment where most enterprises are struggling to find the tech talent needed to deliver digital solutions at scale. Business Performance in FY’22 We accomplished revenues of $10.4 billion—a significant milestone that represents 27% growth in constant currency and an addition of $2.2 billion in revenues for the year. Our order bookings in Annual Contract Value terms grew 30% YoY. We delivered profitability of 17.7% in fiscal year 2022 despite significant investments in solutions, capabilities, and talent, adjusted for Capco, our largest acquisition. This will be well above the pre-pandemic margin levels. Our net income in absolute terms was the highest ever, which grew by over 13% and earnings per share expanded by 17% for the full year. We also had a robust operating cash flow generation of ` 110.8 billion, which is 90.7% of net income for the year. 22 Wipro Limited | Ambitions Realized

Overall, our long history of commitment to our communities, employees, and the environment continues to be a critical differentiator for us in the marketplace and will become even more important as stakeholders’ focus on ESG principles continues to increase. Looking ahead The past two years have been truly transformative for Wipro. The changes we made to our operations and organizational structure, as well as the new capabilities we built, have been making an impact on how the market and clients perceive us. Clients are now turning to us to help them realize some of their boldest business and technology transformation goals. They are looking to us to design new solutions and orchestrate across ecosystems so they can act with the agility and speed they need to grow in an era of rapid innovation and disruption. Reflecting this significant transformation in our market position, we recently launched a new brand campaign that speaks to who we’ve become to our clients and stakeholders. Ambitions Realized, our first brand campaign in five years, is a culmination of our remarkable transformation and will become a guiding light for where we go from here. As we kick off fiscal year 2023 , we remain resolute in our commitment to helping our clients, employees, partners, and stakeholders realize their biggest ambitions and ignite personal and professional growth. I would like to close out by thanking our employees across the globe who show up each day with the same passion and commitment to our success, as well as our clients, partners, investors, and all stakeholders for their continued trust in us. Sincerely, Thierry Delaporte Chief Executive Officer and Managing Director Living our purpose and continuing our commitment to our employees, communities, and environment Wipro has always operated with a strong commitment to our values and purpose, conducted business responsibly, and stood by the principles of democracy, justice, and equality. As one of the only companies that gives back two thirds of its earnings to its communities, our shared sense of purpose is one of the main drivers of our success. Most recently, shaken by the armed conflict in Europe, many of our employees in countries neighboring Ukraine personally joined relief efforts, providing food and shelter for thousands of displaced people. We also partnered with Project HOPE to raise funds to support their emergency response team and partners in providing critical medical supplies and assistance to refugees. Climate change has become the greatest challenge of our era, posing a grave threat to our well-being, livelihoods, food and physical security, as well as our future development. We have long acknowledged the negative impact of climate change on our society and incorporated Environmental, Social and Governance (ESG) principles into our business. As a founding member of Transform to Net Zero, we are fully committed to reducing our emissions to zero by 2040. We recognize that the climate challenge is greater than us and requires collective action. We are now taking our learnings and applying our long-term experience in sustainability to help businesses define their ESG missions and reach higher standards. In the past year, we started creating a portfolio of sustainability solutions to accelerate how we help our clients address climate change and define optimal transitions to net zero. Integrated Annual Report 2021-22 23 Performance overview

Governance focus

Board of Directors



Azim H. Premji
Founder Chairman



Rishad A. Premji
Chairman
Member
Administrative and Shareholders/ Investors Grievance Committee (Stakeholders Relationship Committee)



Thierry Delaporte
Chief Executive Officer & Managing Director



Tulsi Naidu
Independent Director
Member
Audit, Risk and Compliance Committee



Patrick Dupuis
Independent Director
Member
Board Governance, Nomination and Compensation Committee (also acts as CSR Committee)



Ireena Vittal
Lead Independent Director
Member
Audit, Risk and Compliance Committee

Board Governance, Nomination and Compensation Committee (also acts as CSR Committee)



William Arthur Owens
Independent Director
Chairman
Board Governance, Nomination and Compensation Committee (also acts CSR Committee)



Deepak M. Satwalekar
Independent Director
Chairman
Audit, Risk and Compliance Committee

Administrative and Shareholders/ Investors Grievance Committee (Stakeholders Relationship Committee)



Dr. Patrick J. Ennis
Independent Director
Member
Administrative and Shareholders/ Investors Grievance Committee (Stakeholders Relationship Committee)

Board Composition

One
Non Independent, Non Executive Director

Two
Executive Directors

Six
Independent Directors

Board demographics

Board age profile


35-55 years
45%
56-70 years
22%
>70 years
33%

Board gender diversity


Female
22%
Male
78%

Board nationality


Foreign nationals
56%
Indian
44%

24 Wipro Limited | Ambitions Realized

Integrated Annual Report 2021-22 25

Wipro Executive Board Thierry Delaporte Chief Executive Officer & Managing Director Stephanie Trautman Chief Growth Officer Angan Guha CEO—Americas 2 Saurabh Govil Chief Human Resources Officer Anis Chenchah CEO—APMEA (Asia Pacific, India, Middle East & Africa) Rajan Kohli Managing Partner—iDEAS Business Line Nagendra P Bandaru Managing Partner—iCORE Business Line Jatin Dalal Chief Financial Officer Pierre Bruno CEO—Europe Srini Pallia CEO—Americas 1 Sanjeev Singh Chief Operations Officer 26 Wipro Limited | Ambitions Realized Integrated Annual Report 2021-22 27 Governance focus

Management discussion and analysis IT services industry overview Various industries across the world have struggled to adapt to the extraordinary circumstances caused by the COVID-19 pandemic. While the pandemic affected economies and industries, economies are experiencing a strong but unbalanced recovery. With increased consumer spending, the IT industry recorded its highest year-onyear growth ever. The pandemic has rapidly accelerated digital transformation for many organizations and has led to the adoption of digital business models driven by online customer service, remote working, supply chain reinventions, and automation for operational excellence. This disruption has created space for organizations across industries to drive innovation in services and products such as telehealth, online shopping experience enhanced with Augmented Reality (AR) / Virtual Reality (VR), digital payments, and virtual learning solutions. Consumers are more inclined to use digital services like digital payments, digital shopping (retail, e-commerce and housing sector) and digital healthcare. While the IT industry is witnessing an unprecedented demand, supply remains constrained and talent recruitment and retention continues to be a key concern along with current geo-political situation and rising inflation. Outlook, opportunities and threats Companies are investing in large and complex cloud migration and transformation programs, creating multi-year opportunities for consulting services and implementation. Due to increased demand for hyper personalized products and services, next generation technologies such as data and AI , mixed reality, digital engineering, blockchain, multi-cloud, cybersecurity, edge computing, and 5G is expected to continue to grow exponentially. With accelerated rates of vaccination and reduction in mobility restrictions, most economies are expected to reach pre-pandemic levels. While consumption demand has improved, the recovery is uneven due to factors like imbalanced labor markets, global supply chain disruptions, geo-political conflicts, inflation, and a dearth of talent. The continuous increase in demand for skilled talent has been building pressure on IT services providers amidst a significant increase in hiring, salary hikes and higher subcontracting costs. While there is no direct impact our business from the ongoing geo-political conflict between Russia and Ukraine, we continue to monitor these developments. A focus on ESG parameters is emerging as a new differentiator with the pandemic accelerating its adoption across the globe. It has become an important consideration for IT services provider selection. Clients expect providers to not only meet global standards on ESG, but also help them make progress on their ESG goals across key themes such as climate change, diversity and inclusion, corporate governance and cybersecurity. According to the Strategic Review 2022 published by NASSCOM (“the NASSCOM Report”), the Indian technology sector is estimated to witness a growth of 15.5% to reach approximately $227 billion revenue in fiscal year 2022 (excluding e-commerce). Exports (including hardware) are estimated to grow at 17.2% to reach approximately $178 billion in fiscal year 2022 and the domestic sector is forecasted to reach approximately $49 billion in fiscal year 2022, growing at approximately 10%. 28 Wipro Limited | Ambitions Realized

Business overview Celebrating over 75 years of innovation, Wipro is a purpose-driven, global technology services and consulting firm with over 240,000 employees and business partners across 66 countries helping our customers, communities and planet thrive in the digital world. We are recognized globally for our strong commitment to sustainability. We nurture inclusivity as an intrinsic part of Wipro’s culture. Our deep resolve to improve the communities we live and work in, is appreciated by our customers, investors, analysts, and employees. We are technologists, designers, strategists, and business partners, who share an unwavering commitment to achieving our customer’s ambitions and creating a humane, sustainable, and resilient future for all. Our recognized capabilities across 26 industry segments in digital strategy, Wipro FullStride cloud services, engineering, AI, and cybersecurity, have established us as a trusted leader in orchestrating transformation. Wipro’s holistic portfolio of capabilities and ability to navigate vertically and horizontally across ecosystems helps our clients achieve differentiation and competitive advantage. Our focus is to maximize business outcomes by converging themes across industry domains, products, services, and partners as we develop and deliver tailored business solutions for our clients. We help orchestrate the transformation journey for our clients by bringing together technology, industry expertise and ecosystems to solve complex problems and deliver value through holistic business solutions that drive outcomes. Our simplified operating model and integration of consulting and technology practices strengthens our ability to deliver such solutions effectively and at scale. We are focused towards building long-term relationships with customers and tightly aligned visions and outcomes structured through a highly governed and co-managed engagement process. The rise of ESG factors is redefining and elevating sustainability across industries. We are a founding member of the ‘Transform to Net Zero’ initiative and are committed to contribute to the goal of planetary zerocarbon emissions. We are also committed to bringing our expertise in strategy, design, and technology to help transform our customers and sectors of the global economy to sustainable business models, products, services, and ecosystems. Our IT Services segment provides a range of IT and ITenabled services which include digital strategy advisory, customer-centric design, consulting, infrastructure services, business process services, research and development, cloud, mobility and advanced analytics and product engineering to leading enterprises worldwide. Please refer details related to segment-wise performance and profitability in 48 Our IT Products segment provides a range of third-party IT products, which allows us to offer comprehensive IT system integration services. These products include computing, platforms and storage, networking solutions, enterprise information security and software products, including databases and operating systems. We provide IT products as a complement to our IT services offerings rather than sell standalone IT products, and our focus continues to be on consulting and digital engagements, with a more selective approach in bidding for SI engagements. Our ISRE segment consists of IT Services offerings to organizations owned or controlled by the GoI and/or any Indian State Governments. Our ISRE strategy focuses on consulting and digital engagements, and we are selective in bidding for SI projects with long working capital cycles. Integrated Annual Report 2021-22 29 Management Discussion and Analysis

Our business strategy Our vision Be a trusted partner to our clients in their transformation journey Orchestrate value to our clients through sector focused ‘Business solutions’, digital & technology capabilities, leading-edge innovation leveraging our strategic ecosystem partnerships, and world class talent Stay resolute in our commitment to the environment, societies, and communities we work and live in. Accelerated growth— focus and scale Our choice of sectors in a market is being driven by both market attractiveness and by Wipro’s competitive positioning and strengths. We have prioritized specific sectors in chosen geographies and markets, and we will accelerate efforts to drive market leadership in these areas. PROGRESS The Americas and the UK continue to be large and key focus markets. Strong growth plans are driving our ambitions for Europe and APMEA. Five out of seven sectors in the Americas grew more than 18% year-on-year during FY’22. Markets such as Germany and Southern Europe have grown over 1.5x in size and Benelux and the UK grew more than 20% year-on-year during FY’22. Australia, New Zealand, Japan and South East Asia grew more than 15% year-on-year during FY’22. Impact on capitals Strengthen clients and partnerships We have four anchors for our growth. First, our portfolio of large clients; second, winning large deals; third, accelerating growth through our partnerships; and fourth, inorganic growth through M&A and Wipro Ventures. PROGRESS In FY’22, our top five and top ten customers grew 31.5% and 30.5% year-on-year, respectively. We have added eight more accounts valued at $100 million or more. Our large deal in total contract value in FY’22 was at $2.3 billion and overall order bookings in annual contract value grew 30% year-on-year. We are co-investing, co-innovating, and co-creating with hyper-scalers and industry-leading platform players. In FY’22, 39% of our order book came through partnerships with the likes of AWS, Microsoft, Google, Salesforce, ServiceNow, SAP, IBM among many others. We are also bringing cutting edge capabilities to our clients through our Venture investments in early to mid-stage start-ups. As of March 31, 2022, Wipro Ventures manages 19 active equity investments in emerging start-ups and has invested in 8 enterprise-focused venture funds. In the last few quarters, we have closed several acquisitions including Capco (our largest acquisition ever), Ampion, Edgile, Leanswift, CAS, and Rizing. Capco had a double-digit growth in FY’22 and together, we had over 60 synergy deal wins across markets. Lastly, we are also focusing our investments on driving a future-ready sales operating model with focused account segmentation, clear sales roles that drive impact and flying formation in deal pursuits that enables us to win and service our clients effectively. Impact on capitals S1 S2 We aim to realize our ambition through our strategy, which is defined in the context of our five strategic priorities: 30 Wipro Limited | Ambitions Realized

Simplified operating model Our operating model is anchored in sectors and markets. PROGRESS We have stabilized our operating model in 4 SMUs (Americas 1, Americas 2, Europe and APMEA) and 2 GBLs (iDEAS and iCORE) leading to better proximity to customers and a simplified and agile structure. We are now significantly focusing our efforts on driving operational excellence to harness our new operating model. A key element of our simplified operating model is about driving delivery excellence. Core to this is our focus on workforce transformation, program management and the new ways of working enabled by our 4M framework (Model, Method, Machinery and Mindset). We are also focusing on simplifying and transforming our core and critical processes e.g., talent supply chain, key processes in corporate functions, and our IT systems to better support and enable our business with agility. Impact on capitals Lead with business solutions We are focused on building and multiplying business solutions that solve business and technology problems for our clients. PROGRESS Wipro’s FullStride Cloud Services is an example where we have stitched together our portfolio of cloud offerings, talent, capabilities, and Cloud Studio assets under one umbrella to better orchestrate the cloud journey for our clients. We continue to make strategic investments in high-growth areas like data and AI, cybersecurity, and engineering. We are accelerating investments and focus on building industry-specific solutions and services e.g., Digital bank of the future, Core modernization for Telco for faster 5G deployment, and Open subsurface data universe platform for oil & gas. We are also committed to helping our clients define and accelerate Net Zero initiatives through our focused ESG solutions across the purpose, strategy and industry depth, design, and technology dimensions. Lastly, we have also identified and are investing in emerging areas that will drive the technology-driven opportunities in the coming decade e.g., Talent cloud, Autonomic systems, Digital & Phygital economy etc. Impact on capitals Building talent @ scale Talent is core to our existence. We are focused on hiring, up-skilling, and re-skilling talent in domain and technology areas. We are also hiring senior leaders in market-facing roles to service our clients better. We are committed to significantly improving gender and ethnic diversity in our workforce, building a bold and high-performance culture, and elevating our employee experience. PROGRESS We have a contemporary and diverse senior leadership, including in our client-facing GAE roles. We have moved our leadership closer to clients. We continue to invest in building world class talent in cutting-edge technologies such as AI, data sciences, cybersecurity, and engineering. For example, we have built a workforce of specialists in cybersecurity called ‘CyberSecurists’. Our re-skilling programs are modeled on ‘Anytime, Anywhere’ learning, social & community learning, mentoring networks, and talent champions. Our ethnic diversity in senior leadership roles has increased by 24 percentage points in the last 21 months. We have hired over 50 women in senior leadership roles during FY’22, which is two times the number of women hired for senior leadership roles in FY’21. We are relentlessly driving a cultural transformation led by our 5 Habits to build an organization that is bold, that drives a high-performance mindset, and nurtures diverse ideas & teams. Impact on capitals Integrated Annual Report 2021-22 31 Management Discussion and Analysis

ESG strategy and goals Setting the context Wipro’s sustainability initiatives go back nearly two decades and stem from our core values, the Spirit of Wipro. Sustainability for us is about being responsible to our multiple stakeholders and creating shared value for each of them in a way that reinforces and amplifies. Collectively, our approach constitutes the E+ESG framework i.e. creating economic value in a manner that is ecologically sustainable, socially responsible and based on the bedrock of good governance. We briefly explain below our key goals for each of these elements. ENVIRONMENT Contribute effectively to addressing the Climate Change Challenge Reduce baseline emissions by 59% for Scope 1, 2 by 2030 on 2017 baseline 100% RE and 100% EV for employee fleet by 2030 Achieve Net Zero across Scope 1, 2 and 3 by 2040 Responsible management of scarce water resources Reduce absolute and specific per-capita consumption of externally procured freshwater for our operations by 30% by 2030 on 2017 baseline Increase share of recycled water as proportion of total water consumption to 50% by 2025 Minimize waste generation from operations and its impact on communities Maintain 100% recycling of organic waste Less than 2% of inorganic waste goes to landfills by 2025 Maintain zero discharge of untreated wastewater Enhance the biodiversity quotient of Wipro owned campuses 32 Wipro Limited | Ambitions Realized

SOCIAL Maintain and enhance Wipro’s workplace diversity and foster a culture of inclusion that protects human dignity and empowers employees Increase diversity of gender, ethnicity, nationality, persons with disability and sexual orientation Foster a company-wide culture of inclusion Ensure adequate forums that encourage employees to participate and provide feedback on workplace policies, processes and practices Increase diversity representation in management levels to 20% by 2025 Maintain retention of employees post parental leave above 80% every year Prioritize employee health, well-being, and safety always 100% coverage of employees for physical, emotional and financial well-being programs Empower employees through a culture of continuous learning, open communication, and ethical conduct 80% coverage of employees undergoing refresher skills on digital and new technologies training by 2025 Code of Business Conduct annual certification – maintain near 100% completion Build a framework of Customer Stewardship that delivers integrated value across the lifecycle Improve Net Promoter Score by 200 basis points annually Integrated value delivery for customers on digital and data backed by deep domain, consulting and sustainability expertise Build capacity in the academic ecosystem through faculty and student learning programs Maintain globally accepted standards of cybersecurity and data privacy for customer systems and data backed up by transparent governance Collaboratively develop a sustainable and responsible supply chain Reach global supplier diversity spend of 15% by 2024 Enhance social compliance coverage of 80% by 2024 Beginning 2022, engage with top 50+ suppliers (who contribute to 80% of carbon emissions) Ensure a transparent supplier governance process that guarantees fair practices and zero tolerance for corruption Contribute to societal progress on the dimensions of education, ecology and primary health care Contribute to meaningful progress on school education by engaging deeply through a wide network of partners on systemic issues of access, equity and quality Drive wide adoption of sustainability education in schools and colleges across India Strengthen access to effective primary health care for disadvantaged communities and work on ecological commons in the cities we operate in Support communities in times of extreme crisis—natural disasters and pandemics GOVERNANCE Strategy and long-term purpose aligned with ESG values ESG issues to be integrated with functions like corporate strategy, enterprise risk management, internal audits and ombuds. Set up a multi-layered governance model that combines close board oversight and leadership involvement in key ESG decisions with a collaborative execution approach Transparent, balanced disclosures for investors and other stakeholders Quarterly ESG disclosure and maintain leadership in globally accepted frameworks Enhance accessibility of ombuds process for the extended value chain Key updates on progress against these goals can be found in the capitals section of this report as well as detailed 3 year KPI’s in ESG Dashboard FY22 available at https://www.wipro.com/investors/ annual-reports/ Integrated Annual Report 2021-22 33 Management Discussion and Analysis

Management Discussion and Analysis

Value creation model

Resources utilised

Financial capital

₹659 billion
Net worth

₹152 billion
Debt

Intellectual capital

₹2,926 million
R&D investments

6
M&A activities during last few quarters

$250 million
Committed to invest through Wipro ventures

Social & relationship capital

₹2,216 million
CSR expenditure

1,418
Active client base

75%
Manpower service providers assessed for social compliance

Human capital

16 million hours
of training and development

₹457 billion
Employee spends

Natural capital

2,713 million
Investment in green buildings

80 million
Units of renewable energy procurement

Our value creation process

Our values

Our values encapsulate our spirit. It defines and makes up our character

Driving our strategies

- S1 Accelerate growth focus and scale
- S2 Strengthen clients and partnerships
- S3 Lead with business solutions
- S4 Build talent @ scale
- S5 Simplified operating model

To realize our ambitions

- A true global leader in our industry
- A fast growing dynamic and innovative company
- Known for attracting top talent from different industries
- An orchestrator delivering transformation for our clients

Our ESG commitments

Value created

Financial capital

₹795 billion
Revenues

20.2%
Return on Net Worth

₹122 billion
Profit after tax

66%
economic interest pledged for philanthropy

Intellectual capital

1,092
Registered patents

366
Trademark registered

Social & relationship capital

170+
Community partners

508 bps
Increase in NPS scores

12%
Supplier diversity spend

Human capital

45k+
Net employee addition

80.1%
Employee satisfaction survey score

Natural capital

2 million units
Energy saved

63,000 tonnes
CO_2 emissions avoided

383 million litres
Water recycled

Stakeholders Impacted

Employees | Customers | Investors | Suppliers | Community | Shareholders

MEGATRENDS

34 Wipro Limited | Ambitions Realized

Integrated Annual Report 2021-22 35

Management Discussion and Analysis

Our key strengths

Business with a purpose

Wipro is driven by purpose and is recognized globally for its unwavering commitment to the environment, societies, and communities we work and live in. 66% of the economic interest in Wipro is irrevocably pledged for philanthropy. We are also a founding member of the 'Transform to Net Zero' alliance. **Our deep resolve towards environmental, social, and governance aspects differentiates us.**

Domain expertise

Our portfolio **of industry-specific business solutions** such as Digital bank of the future, Open subsurface data universe platform for oil & gas, and Core modernization for Telco for faster 5G deployment.

Engaging & inclusive culture

Our bold and high-performance culture fueled by our Five Habits i.e., 'Being respectful', 'Being responsive', 'Always communicating', 'Demonstrating stewardship', and 'Building trust'; and our focus on employee experience, up-skilling/re-skilling, and diversity & inclusion helps us attract, nurture, and retain best talent across key markets.

Strategic M&A

Our **emphasis on strategic acquisitions** to fast-track capability building in emerging areas and accelerate access to identified markets is our key strength. For example, Capco in Banking and Financial Services, Ampion & Edgile in Cybersecurity, LeanSwift in Cloud, CAS in Telco & Cable, and Rizing in SAP Consulting.

Orchestrator of choice

Our **ability to orchestrate value** for our clients by stitching together industry knowledge, technology expertise, and ecosystem capabilities to solve complex problems faced by our clients.

Innovation and IP

Our **investments in developing Intellectual Property** (IP) across products, platforms, frameworks, solutions, components, accelerators, tools, and apps such as Wipro HOLMES™, Wipro virtuadesk™ etc. that enable us to deliver enormous efficiency and time-to-market advantage and drive innovation at scale for our customers.

topcoder a wipro company — World's leading open talent platform

Topcoder Talent Cloud community and crowdsourcing platform with over 1.5 million developers, designers, data scientists and testers. Topcoder provides focused enterprise offerings around AI/ML and analytics, Digital Experience, Quality as a Service ("QaaS"), workforce transformation, Talent as a Service ("TaaS") and hybrid (certified) communities.

Delivery excellence

A **global delivery model,** enabled by our **4M framework** – which is Model, Method, Machinery, and Mindset. Model is about driving global, distributed, and boundary-less ways of working; Method is about agile and no-shore; Machinery is about leveraging our AI and automation assets; and Mindset is about problem discovery, customer intimacy, and constant learning.

Technology expertise

A comprehensive and integrated suite of Business solutions powered by leading-edge technologies like **Wipro FullStride cloud services, cybersecurity, data & AI, and engineering and R&D.**

Simplified operating model

We are a **relationship-oriented, customer-centric, and an easy-to-do-business-with company.** Our operating model is aligned to best enable our go-to-market and ensure proximity to our clients.

36 Wipro Limited | Ambitions Realized

Integrated Annual Report 2021-22 37

Management Discussion and Analysis

Wipro FullStride Cloud Services

Wipro FullStride Cloud Services bring together an extensive partner and hyperscaler network, unrivaled platform expertise and domain-specific insights to unlock the true innovative potential of the cloud. As ecosystem orchestrators, we enable sustained end-to-end value creation. Our services deliver tangible outcomes for unique business needs, enabling the transformation of organizations into agile, sustainable and intelligent enterprises. Wipro platforms, accelerators and partnerships underpin our offering and expedite your journey to success.

Cloud enabled

Cloud is the organization's foundational building block and propels innovation and growth.

Data driven

Cloud enables seamless data flow across the business, unlocking deeper insights.



AI infused

Cloud-based AI/ML capabilities and automation models encourage innovation at scale.

Sustainability focused

The workforce and its execution partners have the tools to realize sustainable business operations.

Composable business architecture

The business is built on a set of configurable, composable platforms and is powered by an ecosystem-driven business and operating model.

A business-first, full-stack approach to cloud transformation

Business innovation

Enabling greater differentiation and creation of cutting-edge products and services through innovation studios and cloud-native design labs

Business agility and acceleration

Improving speed to market and competitive advantage by embedding automation capabilities enterprise-wide

Business sustainability

Reducing carbon footprints via the creation of sustainable cloud-powered products and platforms

Our Ambition is to help clients...

Become intelligent enterprises by building their business in the cloud

Businesses need an end-to-end transformation partner to orchestrate a cloud ecosystem that maximizes innovative, sustainable platforms and products to deliver personalized outcomes.

Orchestrating multi-cloudecosystems...

Bringing together an extensive partner and hyperscaler network, platform expertise and industry-specific insight to unlock the **true innovative potential of the cloud.**

Plan - Build - Run

wipro fullstride cloud services

...for highly personalized business outcomes

Delivering **tangible outcomes for unique business needs** and transforming organizations into agile, sustainable **intelligent enterprises**.

- Industry and consulting expertise
- Cloud platforms
- Ecosystem partners

Solutions that are— designed, managed and executed—to achieve a tangible business outcome and accelerate digital transformation.

90,000+	15,000+	250+
Cloud professionals	CSP certified experts	IPs & assets

38 Wipro Limited | Ambitions Realized

Integrated Annual Report 2021-22 39

Stakeholder management and materiality determination EMPLOYEES SUPPLIERS INVESTORS CUSTOMERS THE YOUNG CITIZEN AND FUTURE GENERATION COMMUNITIES AND CIVIL SOCIETY NETWORKS GOVERNMENT AND POLICY NETWORKS THE EDUCATION SYSTEM At Wipro, we identify our stakeholders through the multiple lens of Impact, Influence, Interest, Legitimacy, Urgency & Diversity of Perspective. We converge these attributes with the context of our organization’s core business and value chain as well as in relation to emerging societal issues. Based on these first principles, we have eight identified stakeholder groups. The four extended stakeholders are also collectively depicted as Community or Society where we are embedded. Materiality Our approach to identifying the most material ESG issues for us stems from recognizing the importance of creating value for all our stakeholders Incorporating the range of our stakeholder interests and expectations help provide a unbiased view of the most important emerging issues. Materiality determination for Wipro is based on a comprehensive process that includes an internal process combined with external benchmarking with peers and global sustainability standards. This helps us understand issues relevant to our stakeholders over short-, medium-, and long-terms. A key element at play here is the assessment and identification of emergent ESG risks. We combine our internal perspective through our enterprise risk management process, internal audits using disclosure frameworks etc. along with an extensive review of external analyses and studies e.g. the WEF Global Risk report. The process we have described above is embedded in overarching global standards and principles like GRI Standards, the AA 1000 principles of ‘Stakeholder Inclusiveness’, ‘Materiality’ and ‘Sustainability Context’ and Sustainability Accounting Standard Board (SASB , now part of IFRS Foundation). We recognize that the determination of material issues for Wipro and our stakeholders is not static and evolves dynamically over time. We take care therefore to integrate multiple determinants that reflect this dynamic—Direct economic impact on our business model, organizational values, pee norms, stakeholder concerns and emerging societal challenges. Direct Extended We also apply the concept of double materiality in arriving at the priority issues i.e. “The impacts on us” and the “The impacts due to us”. The same is presented for environmental aspects in the ESG Dashboard FY22 available at https://www.wipro.com/investors/annual-reports/ 40 Wipro Limited | Ambitions Realized

Management Discussion and Analysis

Materiality map

Environmental

- Climate change
- Energy
- Water
- Urban Resilience
- Natural and man-made catastrophes
- Waste
- Campus Biodiversity

Social

- Human Rights – Freedom of Association, Non-Discrimination, Forced Labor, Child Labor, etc.
- Employee Health Safety and Well-being
- Diversity, Equity and Inclusion (Gender, Nationality, Persons with Disabilities, LGBTQ+ and others)
- Talent Attraction, Engagement, and retention
- Corporate Citizenship
- Employee Capability Building and Career development
- Fair Labour Practices
- Responsible Supply Chain

Governance

- Data Privacy
- Innovation
- Intellectual Capital
- Customer Engagement & Satisfaction
- Board Governance
- Anti-Corruption & AntiBribery
- IT System security & Operational resilience
- Accounting for externalities (Natural Capital Valuation)
- Economic performance
- Regulatory compliance
- Open Source
- Tax strategy
- Stakeholder Transparency & Disclosure
- Aligning business and purpose

Drawn from internal assessments and global sustainability frameworks like GRI, DJSI,SASB, WEF Stakeholder Capitalism

▌Text with side bar: Priority material issues to our business (rest all is the universe of issues)

Governance framework

Our Corporate Governance philosophy is put into practice at Wipro through four functional layers

Governance

By Shareholders

By Board of Directors

By Committees of Board of Directors

- Audit, Risk and Compliance Committee, which also acts as Risk Management Committee
- Board Governance, Nomination and Compensation Committee, which also acts as CSR Committee
- Administrative, Shareholders and Investors Grievance Committee (Stakeholders Relationship Committee)

By Management Process

- Risk Management
- Spirit of Wipro
- Code of Business Conduct
- Compliance Framework
- The Ombuds process

Integrated Annual Report 2021-22 41

Guiding Pillars Key Risk Category Risk Management Process Multi-layered Risk Governance Eco system Board of Directors Vision and Mission Company Values Accelerate growth Strengthen clients and partnerships Lead with business solutions Build talent @ scale Simplified operating model Strategic Strategic Direction Objective & Priorities Legal, Regulatory and Compliance Information & Cyber Security and Data Privacy Financial Geo-political Merger & Acquisition Talent and Culture Service Delivery and Obligation Management Environmental, Social and Governance Strategic & Market Technology & Innovation Third Party/Supplier Framework Foundation Dynamic & Integrated Risk Management framework—Driving Organization Resilience Risk management framework Our Next-Gen Enterprise Risk Management (ERM) framework is based on globally recognized standards and is designed to be dynamic and flexible to adapt to the changing business environment. The objective of the ERM framework is to enable and support achievement of business objectives through risk-intelligent assessments, in addition to placing significant focus on constant identification and mitigation of all categories of risks within the business. The framework has been benchmarked against best-in-class industry practices and is continuously strengthened. The framework has been digitized, enabling businesses to take faster, informed and quality risk based decisions and encourages a risk resilient culture. The ERM framework is administered by the Risk and Governance Committee and is supported by a multi-layered risk governance structure across the enterprise. Clients Business Functions Partners Identification -Existing/Emerging Assessment—Inherent and Residual Risk Appetite & Tolerance Treatment Monitoring Reporting Auditing Audit Committee of the Board Risk and Governance Committee Risk Steering Committee Enterprise Risk Management and Internal Audit Governance Committee Risk Councils at a Business, Accounts, Functions, Geography, Location and Risk Theme level Defined Risk Policy, Procedures and Frameworks and Audit Programs Quantitative metrics management and Predictive analytics through our new age technology Continuous improvement through industry benchmarking and accreditation Behavioral changes through Five habits, business enabling risk culture and awareness programs Risk based approach, enabling business value 42 Wipro Limited | Ambitions Realized

Risk Category Legal, Regulatory and Compliance Risk The risk that arises from non-compliance to federal, state, local and foreign laws relating to various aspects of business operations that could lead to financial exposure and reputational risk to the organization. Mitigation plan: A program on statutory compliance is in place to track all applicable regulations, obligations and corresponding action items that require to be adhered to, to ensure compliance Information and Cyber Security Risk Providing a secure, resilient and reliable technology landscape within the organization for protecting the confidentiality, Integrity, availability of systems/data and risks arising on account of increase in surface area of devices. Mitigation plan: Controls put in place to identify and disable inactive devices Effective security controls implemented to detect, prevent and remediate threats Program to continuously monitor the effectiveness of the controls and sustain the security controls Focus on continuous improvement of the efficacy of the security controls with the adoption of new processes and latest technology solutions Data Privacy compliance Non-Compliance to contractual & regulatory Data Privacy requirements impose significant risk to organization. Mitigation plan: Continuous strengthening of global privacy program through reviews of country and regional regulations, revalidation of existing frameworks, policies and processes covering all applicable geographies and areas of operations Ongoing assessments and mitigation actions are in place for new requirements and existing controls Strengthening of Cross border data transfer procedures and controls with adequate Data Transfer/Data Processing agreement for clients and vendors Privacy by design, privacy impact assessment and record of processing activities for all new data processing applications, processes, surveys or changes to the existing applications/processes prior to go live Privacy by design education and frameworks related to Artificial intelligence, automated decision making and decentralized technologies Intellectual Property (IP) infringement risk Third party/Client IP Infringement by Wipro may result in claims and can lead to reputational and financial risk. Inadequate protection of Wipro’s Intellectual Property may result in loss of ownership of Wipro IP and revenue. Mitigation plan: IP related organization policies, frameworks, mechanisms and teams are in place to ensure Wipro does not infringe third party IP A dedicated IP unit and an elaborate program exists to safeguard Wipro’s Intellectual Property Employee awareness and training programs, systemic controls and periodic reviews drive adherence Fraud Risk and Anti Bribery and Anti Corruption(ABAC) Integrity is of utmost priority for safeguarding market confidence and building client trust. Non-compliance or fraud instances can expose an organization to reputational and financial damage. Mitigation plan: Wipro Code of Business Conduct, Zero Tolerance policy on integrity, ABAC program, Fraud program, Finance Risk Management program, Vendor Management program and our Ombuds program ensure a strong governance Stress testing by a independent team and governance by a cross functional committee ensures adherence and timely actions Finance Risk The risks such as taxation risks, foreign currency risk, credit risks arising from normal course of business. Mitigation plan: See ‘Finance capital ïƒ Risk management procedure’ section Geo-political Situations Risk of Protectionism policies and Geo-political situations impacting business and employee safety. Mitigation plan: Country Risk Assessment framework considered prior to doing business in a geography Continuous monitoring by a dedicated team to ensure pro-active mitigation Agreements with multiple reputed international risk consulting firms for the exchange of information, their assessments, advice and forecasts for timely detection of these risks Mergers & Acquisitions (M&A) integration Risk M&A being a key strategy for Wipro, the seamless and successful integration of acquired entities into the organization is a high priority. Mitigation plan: Wipro’s Post-Merger Integration (PMI) team constitute of experts in M&A integration, program and change management. They have a charter to drive all aspects of integration, including realization of synergies PMI team integrates acquired entities people, processes and systems with Wipro and also ensures alignment to Wipro standards M&A integration tool enables real-time tracking of the integration process Talent & Culture Risk A highly motivated and skilled resources are a backbone of the organization. Effective and efficient people management helps business gain a competitive advantage. A risk that could arise if organizations fail to hire and manage resources appropriately. Mitigation plan: See ‘Human capital ïƒ Learning and Development’ section Risk identification and mitigation Integrated Annual Report 2021-22 43 Management Discussion and Analysis

Risk Category Business Continuity Risk The risk that the organization fails to undertake on advance planning, testing and effective execution of critical processes, to ensure the ability to recover and maintain business operations in the event of a disruption due to internal, third party, physical or natural circumstances etc. Mitigation plan: A Business Continuity Management System (BCMS) framework, aligned to ISO 22301:2019, is implemented across all global delivery locations covering customer accounts and service functions Independent assessment of BCM framework to strengthen the framework Core BCM team is a cross-functional team comprising of members from Business Continuity Management, Delivery and Functions to proactively identify and manage Business Continuity risks Service Delivery and Obligation Management Risk Delivery & Operational excellence is the foundation to any customer engagement. Delivering secure, compliant and resilient business solution to meet customer’s requirements is necessary. It’s absence can lead to customer dissatisfaction, penalty, litigation, etc. Mitigation plan: Dynamic and integrated Risk Management framework to drive organization resilience Focus on large value deals to assess solution fitness and potential risks of the deal Contractual compliance programs with a focus on pro-active risk management and emerging risks Governance Risk and Compliance Tool for Risk Governance, Contract Management and Analytics Employee work place Environment, Health and Safety Risk Providing a healthy and safe working environment will improve employee productivity, retention and avoid any reputational impact. It will also help business gain a competitive advantage. Mitigation plan: See ‘Human capital ïƒ Physical well-being’ section Environmental, Social and Governance (ESG) Risk ESG is a social compass of an organization and is used by conscious investors and clients for strategic partnerships. A low sustainability score will impact business growth and lead to financial and reputational impact. Mitigation plan: See ‘Natural capital’ section Strategic & Market Risk Strategy supports value creation for our clients and accelerates growth. Growth by focusing on identified markets and sectors will provide best in class solutions. The risk of not aligning with our strategic objectives may impact growth, market share and profitability. Mitigation plan: Significant focus on large deal origination, solving for Environmental, Social and Governance, driving Mergers and Acquisitions and orchestrating business value to our clients with an ecosystem of partners Co-investing, co-innovating and co-creating with hyper-scalers & industry leading platform players Evolving our Topcoder platform to become a Talent Cloud to enable enterprises anytime and anywhere Strong governance and reporting mechanism at a market, sector, offering, etc. levels to review performance and manage gaps with corrective steps to achieve strategy Technology & Innovation Risk Our capability to invent new technology solutions while keeping pace with rapidly changing technology and service offering needs of clients. Failure to do so will result to loss of client and revenue. Mitigation plan: To remain competitive in new areas, we are making strategic investment to build unmatched capabilities in new technologies, through reskilling, strategic hiring, research work and IP creation by leveraging deep understanding of client needs across specific domains. Third Party/Supplier Risk Our inability to identify and govern suppliers/partners that provides products and/or services and have access to privileged information, can lead to contractual, legal and regulatory risks incase of a breach. Mitigation plan: Comprehensive technical and compliance assessment while onboarding new suppliers Ongoing compliance, performance and business continuity readiness reviews of critical vendors Defined program and governance around high risk vendors and vendors in high risk countries Emerging Risk Risk of not being able to identify and respond to new and evolving risk scenarios can catch an organization off-guard and lead to contractual and reputational impact. Mitigation plan: An Emerging risk mitigation team helps to pro-actively identify internal and external emerging risks , perform assessment and work with stakeholders for timely action and treatment The Emerging Risk Mitigation Committee consisting of experts across Business and Functions steers the program, ensuring that it is effectively managed 44 Wipro Limited | Ambitions Realized

Management Discussion and Analysis

Our capitals

We have used capital framework namely Financial, Human, Intellectual, Social & Relationship and Natural capitals to report on value created by the organization across its value chain. We have classified key material issues under these five capitals and report on our approach, policies, process and initiatives implemented under each capital sections. The table below depicts the interconnectedness of capitals through the lens of material issues for the organization.

Interrelationship among Capitals


Financial capital
H Improved business performance
SR Revenue through customer engagement
I Revenue from new services
N Operational cost reduction
Intellectual capital
H Creation of IP and technology expertise
F R&D on IP, platforms, and patents
Social & relationship capital
H Customer engagement
F Long running commitment to education, ecology and community initiatives
N Net zero partnerships with customers, suppliers, and industry forums
Human capital
I High -trust and high-performance culture
Employee engagement & retention
F Inclusive and equitable workplace
Natural capital
SR Reduce environmental impact of suppliers and provide sustainable solutions to customers

This is a representative set of interrelationships and is not an exhaustive list

Integrated Annual Report 2021-22 45

Financial capital

Review of financial performance

(₹ in millions, except earnings per share data)

	Year ended March 31,		Year on Year change
Consolidated results	**FY2021**	**FY2022**	**2022-21**
Revenue [1]	622,425	795,289	27.8%
Cost of revenue	(423,205)	(555,872)	31.3%
Gross profit	199,220	239,417	20.2%
Selling and marketing expenses	(41,400)	(54,935)	32.7%
General and administrative expenses	(34,686)	(46,382)	33.7%
Other operating income/(loss), net [2]	(81)	2,186	2798.8%
Operating income	123,053	140,286	14.0%
Profit attributable to equity holders	107,946	122,191	13.2%
As a percentage of revenue:			
Gross margins [3]	32.0%	30.0%	(199)bps
Selling and marketing expenses	6.7%	6.9%	26bps
General and administrative expenses	5.6%	5.8%	26bps
Operating margin [3]	19.8%	17.6%	(218)bps
Earnings per share			
Basic	19.11	22.35	
Diluted	19.07	22.29	

1. For segment reporting, we have included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statement of income, is ₹619,430 million and ₹790,934 million for the years ended March 31, 2021 and 2022, respectively.
2. Other operating income represents: i) For the year ended March 31, 2021, change in fair value of the callable units upon partial achievement of cumulative business targets pertaining to the sale of our hosted data center services business. ii) For the year ended March 31, 2022, (a) ₹1,233 million towards change in fair value of callable units upon achievement of cumulative business targets pertaining to sale of our hosted data center services business, and (b) ₹953 million towards gain from the sale of Wipro's investment in Denim Group, which was accounted for using the equity method.
3. Gross margin and operating margin as a percentage of revenue have been calculated by including Other operating income/(loss), net with Revenue.

Results of operations for the years ended March 31, 2022

Revenue

Our revenue increased by 27.8%. Our IT Services segment revenue increased by 29.1%. The revenue for all SMUs grew during the year. The growth was led by a surge in demand for IT services by our customers, consummation of our acquisitions including Capco, a ramp up of our new deal wins and depreciation of the Indian Rupee against foreign currencies, including the USD, Pound Sterling, Australian Dollar and Canadian Dollar.

Revenue of the IT Products segment declined by 19.7%, which was primarily due to our focus on providing IT products as a complement to our IT services offerings, rather than selling standalone IT products and our adoption of a more selective approach in bidding for SI engagements.

Revenue of the ISRE segment declined by 18.1%, which was primarily due to completion of certain large SI deals during the year ended March 31, 2021.

46 Wipro Limited | Ambitions Realized

Cost of revenues In absolute terms, cost of revenues increased by 31.3%, primarily due to an increase in employee compensation Owing to the impact of salary increases and increase in headcount, including through acquisitions, incremental subcontracting costs incurred to fulfil vacant positions, increase in facility expenses due to partial return of our employees to offices, and depreciation of the Indian Rupee against foreign currencies, including the USD, Pound Sterling and Australian Dollar. Selling and marketing expenses Our selling and marketing expenses as a percentage of total revenue increased from 6.7% for the year ended March 31, 2021 to 6.9% for the year ended March 31, 2022. In absolute terms, selling and marketing expenses increased by 32.7%, primarily because of the increase in employee compensation due to the impact of salary increases and increase in sales headcount and incremental amortization of intangibles recognized on acquisitions consummated during the year ended March 31, 2022. General and administrative expenses Our general and administrative expenses as a percentage of revenue increased from 5.6% for the year ended March 31, 2021 to 5.8% for the year ended March 31, 2022. In absolute terms, general and administrative expenses increased by 33.7%, primarily due to the increase in employee compensation due to the impact of salary increases and increase in headcount including acquisitions, increased recruitment costs due to headcount addition during the year ended March 31, 2022 and increase in legal and professional fees. These increases have been partially offset by the decrease in lifetime expected credit loss for the year ended March 31, 2022 as compared to the year ended March 31, 2021, due to collection of overdue accounts receivable and reduced credit risk of our customer portfolio. Other operating income During the year ended March 31, 2022 we recognized gain of ` 1,233 million towards change in fair value of callable units upon achievement of cumulative business targets pertaining to sale of our hosted data center services business, and ` 953 million towards gain from the sale of Wipro’s investment in Denim Group, accounted for using the equity method. During the year ended March 31, 2021, we recorded ` (81) million towards change in fair value of the callable units upon partial achievement of cumulative business targets pertaining to the sale of our hosted data center services business. Operating income As a result of the foregoing factors and acquisitions consummated during the year ended March 31, 2022, while our operating income increased by 14.0%, from ` 123,053 million for the year ended March 31, 2021 to ` 140,286 million for the year ended March 31, 2022, our results from operating activities as a percentage of revenue (operating margin) declined 218 bps from 19.8% to 17.6%. Finance expenses Our finance expenses increased from ` 5,088 million for the year ended March 31, 2021 to ` 5,325 million for the year ended March 31, 2022. The increase in borrowings during the year ended March 31, 2022, primarily, resulted in higher finance expense. Finance and other income Our finance and other income decreased from ` 20,912 million for the year ended March 31, 2021 to ` 16,257 million for the year ended March 31, 2022. The decrease is primarily due to a decrease in interest income by ` 5,328 million during the year ended March 31, 2022 compared to the year ended March 31, 2021. Income taxes Our income taxes decreased by ` 1,399 million from ` 30,345 million for the year ended March 31, 2021 to ` 28,946 million for the year ended March 31, 2022. Our effective tax rate has decreased from 21.8% for the year ended March 31, 2021 to 19.1% for the year ended March 31, 2022. This decrease is primarily due to certain audit closures for the past years. Profit attributable to equity holders As a result of the foregoing factors, our profit attributable to equity holders increased by ` 14,245 million or 13.2%, from ` 107,946 million for the year ended March 31, 2021 to ` 122,191 million for the year ended March 31, 2022. Integrated Annual Report 2021-22 47 Capital-wise review

Analysis of revenue and results by segment

IT Services

Operating results of the IT Services segment are as follows:

(₹ in millions)

	Year ended March 31,		Year on Year change
	FY2021	**FY2022**	**2022-21**
Revenue [1]	605,815	**781,824**	**29.1%**
Gross profit	197,404	**238,399**	**20.8%**
Selling and marketing expenses	(40,985)	**(54,688)**	**33.4%**
General and administrative expenses	(33,488)	**(46,819)**	**39.8%**
Other operating income	(81)	**2,186**	**2798.8%**
Operating income /(loss), net [2]	122,850	**139,078**	**13.2%**
As a percentage of revenue:			
Gross margins [3]	32.6%	**30.4%**	**(218)bps**
Selling and marketing expenses	6.8%	**7.0%**	**22bps**
General and administrative expenses	5.5%	**6.0%**	**46bps**
Operating margin [3]	20.3%	**17.7%**	**(254)bps**

1. For the purpose of segment reporting, we have included the impact of exchange rate fluctuations amounting to ₹ 2,955 million and ₹ 4,355 million for the years ended March 31, 2021 and 2022, respectively, in revenue.

2. Includes other operating income of ₹ 1,233 million towards change in fair value of callable units upon achievement of cumulative business targets pertaining to sale of our hosted data center services business, and ₹ 953 million towards gain from the sale of Wipro's investment in Denim Group, accounted for using the equity method.

3. Gross margin and segment results as a percentage of revenue have been calculated by including Other operating income/(loss), net with Segment Revenue.

Strategic market unit wise performance mix


APMEA
11.6%
13.6%
Americas 1
27.9%
29.4%
Europe
29.9%
27.3%
Americas 2
30.6%
29.7%

Inner Circle: FY2021 percentage of revenues

Outer Circle: FY2022 percentage of revenues

	Growth YoY% in reported currency	Growth YoY% in constant currency
Americas 1	20.9%	20.7%
Americas 2	31.2%	30.4%
Europe	39.1%	38.6%
APMEA	8.8%	8.9%
Total	**27.3%**	**26.9%**

48 Wipro Limited | Ambitions Realized

Capital-wise review

Sector-wise performance mix

The IT Services segment revenue increased by 29.1% for the year ended March 31, 2022 compared to our revenue for the year ended March 31, 2021. The revenue for all SMUs grew during the year. The growth was led by a surge in demand for IT services by our customers, consummation of acquisitions, including Capco, a ramp up of our new deal wins and depreciation of the Indian Rupee against foreign currencies, including the USD, Pound Sterling, Australian Dollar and Canadian Dollar. Our acquisitions consummated during the year ended March 31, 2022 contributed revenues of ₹ 72,730 million.

Our gross profit as a percentage of our revenue from our IT Services segment decreased by 218 bps, primarily due to the increase in employee compensation costs by ₹ 99,239 million due to the impact of salary increases and increase in headcount, including through our acquisitions, incremental subcontracting costs of ₹ 29,871 million, and the increase in facility expenses by ₹ 4,724 million due to partial return of our employees to offices.

Selling and marketing expenses as a percentage of revenue from our IT Services segment increased from 6.8% for the year ended March 31, 2021 to 7.0% for the year ended March 31, 2022. In absolute terms, selling and marketing expenses increased by ₹ 13,703 million primarily because of increase in employee compensation costs by ₹ 10,248 million due to the impact of salary increases and increase in sales headcount and incremental amortization of intangibles of ₹ 1,510 million recognized on acquisitions consummated during the year ended March 31, 2022 and increase in marketing and brand building expenses by ₹ 999 million.

General and administrative expenses as a percentage of revenue from our IT Services segment increased from 5.5% for the year ended March 31, 2021 to 6.0% for the year ended March 31, 2022. In absolute terms, general and administrative expenses increased by ₹ 13,331 million, primarily due to an increase in employee compensation costs by ₹ 8,463 million due to the impact of salary increases and the increase in headcount, including through our acquisitions, incremental recruitment costs of ₹ 4,515 million due to additions to headcount and increases in legal and professional fees by ₹ 1,797 million. These increases have been partially offset by the decrease in lifetime expected credit loss by ₹ 1,906 million. Lifetime expected credit loss for the year ended March 31, 2022 decreased compared to the year ended March 31, 2021 due to collection of overdue accounts receivable and reduced credit risk of our customer portfolio.


Communications
5.0%
5.2%
Banking, Financial Services and Insurance
34.7%
30.7%
Manufacturing
6.8%
8.1%
Technology
12.1%
13.0%
Energy, Natural Resources and Utilities
12.2%
13.1%
Health
11.7%
13.5%
Consumer
17.5%
16.4%

Inner Circle: FY2021 percentage of revenues
Outer Circle: FY2022 percentage of revenues

Customer size distribution for IT Services

	Number of clients in Year ended March 31,	
	2021	2022
>$100M	11	19
>$50M	40	50
>$10M	167	194
>$5M	257	297
>$1M	566	679

Integrated Annual Report 2021-22 49

Performance against guidance

Historically, we have followed a practice of providing constant currency revenue guidance for our largest business segment, namely, IT Services in dollar terms. The guidance is provided at the release of every quarterly earnings when revenue outlook for the succeeding quarter is shared. The following table presents the performance of IT Services Revenue against outlook previously communicated for the past six quarters. Our revenue performance has outperformed in first two quarters of fiscal year 2022 and has been within the guidance range in last two quarters of fiscal year 2022 and two quarters of fiscal year 2021.

Guided outlook versus actuals

(In $ million)

Quarter ending	Guidance	Achievement in guided currency	Reported currency revenue
31st Mar 2022	2,692-2,745	2,720.4	2,721.7
31st Dec 2021	2,631-2,683	2,656.9	2,639.7
30th Sep 2021	2,535-2,583	2,611.0	2,580.0
30th Jun 2021	2,324- 2,367	2,410.0	2,414.5
31st Mar 2021	2,102-2,143	2,133.7	2,152.4
31st Dec 2020	2,022-2,062	2,059.0	2,070.8

IT Products

(₹ in millions)

Year ended March 31,	FY2021	FY2022
Revenue [1]	7,685	**6,173**
Gross profit	220	**(106)**
Selling and marketing expenses	(109)	**(104)**
General and administrative expenses	(66)	**325**
Operating income	45	**115**
As a percentage of revenue:		
Gross margins	2.9%	**(1.7)%**
Selling and marketing expenses	1.4%	**1.7%**
General and administrative expenses	0.9%	**(5.3)%**
Operating margin	0.6%	**1.9%**

1. For the purpose of segment reporting, we have included the impact of exchange rate fluctuations amounting to ₹ 20 million and ₹ Nil for the years ended March 31, 2021 and 2022, respectively, in revenue.

Our revenue from the IT Products segment decreased by 19.7% in the year ended March 31, 2022 compared to our revenue in the year ended March 31, 2021. The decline was primarily due to our focus on providing IT products as a complement to our IT services offerings rather than sell standalone IT products, and our adoption of a more selective approach in bidding for SI engagements.

Our gross profit as a percentage of our IT Products segment revenue decreased by 458 bps. In absolute terms, gross profit decreased by ₹ 326 million primarily due to decrease in revenue.

Selling and marketing expenses as a percentage of revenue from our IT Products segment increased from 1.4% for the year ended March 31, 2021 to 1.7% for the year ended March 31, 2022. In absolute terms, selling and marketing expenses decreased by ₹ 5 million.

General and administrative expenses as a percentage of revenue from our IT Products segment decreased from 0.9% for the year ended March 31, 2021 to (5.3)% for the year ended March 31, 2022. In absolute terms, general and administrative expenses decreased by ₹ 391 million primarily due to reduction in lifetime expected credit loss, which was due to collection of overdue accounts receivable.

As a result of the above, segment results as a percentage of our revenue from our IT Products segment increased by 127bps, from 0.6% to 1.9%. In absolute terms, the segment results of our IT Products segment increased by ₹ 70 million.



50 Wipro Limited | Ambitions Realized

Capital-wise review

ISRE

(₹ in millions)

	Year ended March 31,	
	2021	2022
Revenue [1]	8,912	7,295
Gross profit	1,630	1,232
Selling and marketing expenses	(294)	(133)
General and administrative expenses	(275)	74
Operating income	1,061	1,173
As a percentage of revenue:		
Gross margins	18.3%	16.9%
Selling and marketing expenses	3.3%	1.8%
General and administrative expenses	3.1%	(1.0)%
Operating margin	11.9%	16.1%

1. For the purpose of segment reporting, we have included the impact of exchange rate fluctuations amounting to ₹ 5 million and ₹ Nil for the years ended March 31, 2021 and 2022, respectively, in revenue.

Our revenue from the ISRE segment decreased by 18.1% in the year ended March 31, 2022 compared to our revenue in the year ended March 31, 2021, primarily due to the completion of certain large SI deals during the year ended March 31, 2021.

Our gross profit as a percentage of our ISRE segment revenue decreased from 18.3% for the year ended March 31, 2021 to 16.9% for the year ended March 31, 2022. In absolute terms gross profit decreased by ₹ 398 million primarily due to decrease in revenue.

Selling and marketing expenses as a percentage of revenue from our ISRE segment decreased from 3.3% for the year ended March 31, 2021 to 1.8% for the year ended March 31, 2022. In absolute terms, selling and marketing expenses decreased by ₹ 161 million. This was primarily a result of the Company's cost efficiency efforts.

General and administrative expenses as a percentage of revenue from our ISRE segment decreased from 3.1% for the year ended March 31, 2021 to (1.0)% for the year ended March 31, 2022. In absolute terms, general and administrative expenses decreased by ₹ 349 million. This was primarily a result of the Company's cost efficiency efforts and reduction in lifetime expected credit loss by ₹ 79 million. Lifetime expected credit loss for the year ended March 31, 2022 decreased compared to the year ended March 31, 2021 due to collection of overdue accounts receivable.

As a result of the above, segment results as a percentage of our revenue from our ISRE segment increased by 417 bps, from 11.9% to 16.1%. In absolute terms, the segment results of our ISRE segment increased by ₹ 112 million.

Liquidity and capital resources

(₹ in millions)

	Year ended March 31,	Year on Year change
	2022	2022-21
Net cash generated from / (used in):		
Operating activities	110,797	(36,753)
Investing activities	(224,495)	(232,234)
Financing activities	46,586	175,426
Net change in cash and cash equivalents	(67,112)	(93,561)
Effect of exchange rate changes on cash and cash equivalents	1,282	2,172
Cash and cash equivalent at the end of the period	103,833	(65,830)

As of March 31, 2022, we had cash and cash equivalent and short-term investments of ₹ 345,491 million. Cash and cash equivalent and short-term investments, net of loans and borrowings, was ₹ 193,795 million.

In addition, we have unutilized credit lines of ₹ 56,685 million. To utilize these lines of credit, we require the consent of the lender and compliance with certain financial covenants. We have historically financed our working capital and capital expenditures through our operating cash flows and through bank debt, as required.

Cash generated from operating activities for the year ended March 31, 2022 decreased by ₹ 36,753 million while profit for the year increased by ₹ 13,667 million during the same period. The decrease in cash generated by operating activities is primarily due to increased working capital requirements. Increase in our trade receivables, unbilled receivables and contract assets contributed ₹ 43,229 million towards the decrease in cash generated by operating activities. This was partially offset by an increase in trade payables and contract liabilities.

Cash used in investing activities for the year ended March 31, 2022 was ₹ 224,495 million. Cash utilized towards payment for business acquisitions consummated during the year amounted to ₹ 129,846 million. Cash utilized towards purchase of investments (net of sale) amounted to ₹ 61,751 million. We purchased property, plant and equipment amounting to ₹ 20,153 million, which was primarily driven by the growth strategy of the Company. We also deposited an amount of ₹ 27,410 million into a specified account for payment of the interim dividend of ₹ 5 per equity share declared by the company on March 25, 2022.

Integrated Annual Report 2021-22 51

Cash generated from financing activities for the year ended March 31, 2022 was ` 46,586 million. This is primarily on account of net inflow from loans and borrowings of ` 68,310 million, including cash inflow from the Notes. This was partially offset by payment towards lease liabilities of ` 9,730 million, interim dividend of ` 5,467 million and interest and finance expenses of ` 5,089 million. We maintain a debt/borrowing level that we have established through consideration of a number of factors including cash flow expectations, cash required for operations and investment plans. We continually monitor our funding requirements, and strategies are executed to maintain sufficient flexibility to access global funding sources, as needed. As of March 31, 2022, we have deferred certain payroll related tax liabilities in certain countries pursuant to COVID-19 relief measures enacted by the governments of the respective countries. We do not anticipate any liquidity challenges in paying these liabilities in the future. As of March 31, 2022, we had contractual commitments of ` 11,376 million ($149.9 million) related to capital expenditures on construction or expansion of software development facilities and ` 22,767 million ($300.1 million) related to other purchase obligations. Plans to construct or expand our software development facilities are determined by our business requirements. We completed our acquisition of CAS Group on 11th April 2022 and the payment of upfront cash consideration of ` 3,922 million was funded through cash and cash equivalents. We completed our acquisition of Rizing on May 20, 2022, and the payment of upfront cash consideration of ` 44,622 million was funded through borrowings and cash and cash equivalents. As discussed above, cash generated from operations is our primary source of liquidity. We believe that our cash and cash equivalents along with cash generated from operations will be sufficient to meet our working capital requirements as well as repayment obligations with respect to debt and borrowings. Our choices of sources of funding will be driven with the objective of maintaining an optimal capital structure. We will rely on funds generated from operations and external debt to fund potential acquisitions and shareholder returns. We expect that our cash and cash equivalents, investments in liquid and short-term mutual funds and the cash flows expected to be generated from our operations in the future will generally be sufficient to fund the growth aspirations, as applicable. In the normal course of business, we transfer certain accounts receivables and net investment in finance lease (financial assets) to banks on a non-recourse basis. The incremental impact of such transactions on our cash flow and liquidity for the years ended March 31, 2021 and 2022 is not material. Our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the markets that we target for our services, as well as uncertainties around COVID-19. We cannot be certain that additional financing, if needed, will be available on favorable terms, if at all. Risk management procedures We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Other key risks: Taxation risks Our profits for the period earned from providing services at client premises outside India are subject to tax in the country where we perform the work. Besides, changes to these incentives and other exemptions, we receive due to government policies can impact our financial performance Mitigation plan Most of our taxes paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to taxation in India. Currently, we benefit from certain tax incentives under Indian tax laws including tax holiday from payment of Indian corporate income taxes for our businesses operating from SEZs. Wage pressure Our wage costs in India have historically been significantly lower than wage costs in the U.S. and Europe for comparably skilled professionals, and this has been one of our competitive advantages. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. Mitigation plan We may need to increase our employee compensation more rapidly than in the past to retain talent. Once the effective date is notified by the GoI, we may also experience increased costs in future years for employment and postemployment benefits in India as a result of the issuance of The Code on Social Security, 2020. Foreign currency risk We operate internationally and a major portion of our business is transacted in several currencies, The exchange rate risk primarily arises from foreign exchange revenue, receivables, cash balances, forecasted cash flows, payables and foreign currency loans and borrowings. 52 Wipro Limited | Ambitions Realized

Capital-wise review

Mitigation plan

- We evaluate our exchange rate exposure arising from these transactions and enter into foreign currency derivative instruments to mitigate such exposure.
- We follow established risk management policies, including the use of derivatives like foreign exchange forward/option contracts to hedge forecasted cash flows denominated in foreign currency.
- We designate certain derivative instruments as cash flow hedges to mitigate the foreign exchange exposure of forecasted highly probable cash flows. Periodically, we may also designate foreign currency denominated borrowings as a hedge of net investment in foreign operations

Credit risk

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed

Mitigation plan

- We periodically assess the financial reliability of customers, considering the financial condition, current economic trends, analysis of historical bad debts and ageing of accounts receivable. Individual risk limits are set accordingly.
- No single customer accounted for more than 10% of the accounts receivable as of March 31, 2022 or revenues for the year ended March 31, 2022. There is no significant concentration of credit risk.

Shareholder returns

We have always strived to enhance shareholder value for our investors. The Company's policy has been to provide regular, stable and consistent distribution of return. The Company's policy of capital allocation includes payout of minimum 45%-50% of net income for period of trailing three year. There is no change in our philosophy on shareholder return.

Cash dividends

The cash dividend paid during the year ended March 31, 2021 was ₹ 1 per equity share. The cash dividend paid during the year ended March 31, 2022 was an interim dividend of ₹ 1 per equity share. Further, the Board at its meetings held on March 25, 2022, declared an interim dividend of ₹ 5 per equity share, which was subsequently paid on April 19, 2022. The Board recommended the adoption of the interim dividends of ₹ 1 and ₹ 5 per equity share as the final dividend for the year ended March 31, 2022.

Key ratios

Particulars	FY 2021	FY 2022	YoY Change	
Revenue in ₹ million	622,425	795,289	27.8%	F
IT Services operating margin	20.3%	17.7%	(2.6)%	A
Net income margin	17.3%	15.4%	(1.9)%	A
Earnings per share in ₹	19.11	22.35	17.0%	F
Price earning ratio (times)[1]	21.7	26.5	4.8	F
Return on networth[2]	19.4%	20.2%	0.8%	F
Current ratio (times)	2.3	2.0	(0.3)	A
Debtors turnover (times)	6.3	6.6	0.3	F
Free cash flow as % of net income[3]	119.3%	74.8%	(45.5)%	A
Debt-equity (times)[4]	0.15	0.23	0.08	A
Interest coverage ratio (times)	28.6	26.3	(2.3)	A

F Favourable A Adverse

Reasons for significant changes:

1. Price earnings ratio is computed as Market share price as on 31st March of respective years by Earnings per share. The increase in PE ratio reflects the share price increase by 43% at year end set off by EPS growth of 17% in FY'22
2. Return on Networth is computed as Net Profit by average Networth. The increase in the Net income from ₹ 107,946 million in FY'21 to ₹ 122,191 million in FY'22 has resulted in improvement of Return on Networth.
3. Our Free Cash flow is computed as operating cash flow less net capital expenditure. Our operating cash flow was low due to increased working capital requirements during the year ended 31st March, 2022.
4. Debt equity is computed as long term and short term borrowings by total equity. The increase in total borrowings from ₹ 83,332 million in FY'21 to ₹ 151,696 million in FY'22 has resulted in adverse ratio.

Integrated Annual Report 2021-22 53

Human capital



Spirit of Wipro- Values & Ethics
Competitive Markets
Crowd Sourcing
Disruptive Technology
Automation
Inorganic Growth
Demand for Skilled Labour
Covid-19 Pandemic
Building Capability
Career and capability building
Defining new ways of working
Career reimagined
Hybrid working and Wellness
Hiring and Onboarding
Performance & Talent Management
Learning & Development
High -Trust and High-Performance Culture
Employee Engagement & Retention
Social Capital
Intellectual Capital
Natural Capital
Business Outlook
People Strategy
People Processes
People Results
Business Results
Financial Capital
Seamless Employee Experience
Optimal Resource Utilization
Empowerment
Globalization
Collaboration & Co-creation
Diversity
Employee Experience
High Performance Culture
Inclusion and Diversity
Communication & Employer Branding
Employee Well-being
Employee Engagement & Communication
Inclusive and Equitable workplace
Human Rights & Compliance

Key material issues:

- Recruiting Best Talent
- Talent Engagement & Retention
- Inclusion & Diversity
- Learning & Development
- Talent Management

Building resilience in the new normal

The COVID-19 crisis has transformed the way businesses operate and people connect at work and in life. The at-scale shift to new ways of working posed its own challenges. Throughout it all, though, we made employee well-being a top priority and a strategic focal area. We have re-evaluated our strategy, policies and systems as we transitioned to hybrid working to understand and protect the safety and health of our employees while ensuring business continuity. Our HR processes such as hiring, performance management, learning and development, employee engagement, employee

54 Wipro Limited | Ambitions Realized

well-being , inclusion and diversity and people-result indicators have been redesigned to create a differentiated employee experience while also maximizing shareholder value. We are constantly striving to improve gender and ethnic diversity in our leadership ranks across the organization. Certain things, such as our unwavering commitment to the Spirit of Wipro values, our culture transformation powered by the Five Habits, and our commitment to the globally recognized principles of business responsibility, human rights, and corporate governance, have remained at the core of how we work as we continue to transform. People strategy Our people strategies are geared towards creating an unparalleled employee experience through diverse learning opportunities, great careers, and a strong brand. We believe in creating an inclusive environment that welcomes everyone and nurtures an overall sense of belonging. Culture – global and inclusive Culture and values Wipro has been guided by the belief that purpose drives business and vice versa since its inception in 1945. Wipro’s Founder Chairman Azim Premji has been instrumental in laying this foundation and the values at Wipro have been the moral compass guiding us all to do the right thing for decades. This has further strengthened our commitment and encouraged us to create a more inclusive workplace for our employees, vendors, and clients, as well as contribute to the creation of a more equitable, humane, and sustainable society. While our company has transformed through the years, our core principles, the Wipro Spirit, have stayed unchanged. In early 2020, Chairman Rishad Premji introduced the Five Habits, which are our values in action, to promote a growth mindset. The Five Habits are relevant more than ever in today’s situation since they encourage us to be reflective, supportive, and collaborative. Over 29,000 leaders from around the world have participated in 94 immersive and interactive workshops on the Five Habits thus far. As each Wiproite demonstrates the organization’s culture, the Five Habits have the potential to change how we all perceive and experience Wipro. Inclusion and Diversity (I&D) At Wipro, inclusion is a way of life. We are committed to integrating diversity into all aspects of our work and encourage all Wiproites to always be their authentic selves. We value the great ability and potential of people from all walks of life and foster a sense of belonging by embracing all forms of diversity through equitable practices. Our I&D journey is an ongoing effort and involves constantly working on various pillars of inclusivity. While the Wipro I&D Council, led by the CEO, offers strategic direction, the Business Unit and geography specific I&D Councils drive organizational and unit charters. A network of Inclusion champions assists the councils. We observed that while in entry-level roles, there is almost equal representation of men and women, the representation of women keeps dropping as we get higher up the career ladder. Finally, the percentage drops to single digits for leadership roles. This is a common challenge across the globe and industries. To tackle this challenge, in FY’21, we aimed to increase gender representation in senior leadership levels to 20% by 2025. To achieve this goal, we set a yearly target of 10% gender diversity by FY’22. We defined unit-wise Diversity KPIs (Qualitative and Quantitative) for top leaders. The progress was continuously tracked through a monthly and quarterly scorecard published to our CEO and the Wipro Executive Committee. This structured approach, continued commitment and drive from leaders have increased women’s representation at the senior leadership level from 7.3% in FY’21 to 12.4% in FY’22. While this goal gives us direction towards improving our gender representation, we believe it is equally important to foster a culture of inclusion through various programs and initiatives. Last year, we launched several new initiatives in the space of Gender Inclusion like Enrich (sponsorship Program for Women leaders), Begin Again (Second career program for women, W-Connect forum, Women of Wipro (WoW) Quarterly Connects with CEO. On International Women’s Day 2022, we launched the I&D page on wipro.com to demonstrate our dedication to being an inclusive employer. We have re-strategized digital accessibility charter to amplify inclusivity levels for employees with disability. According to the 2016 Harmonized Guidelines for the Rights of Persons with Disabilities Act, our campuses are substantially accessible. We conducted a thorough examination of each location and devised a recommended plan to make them more accessible when necessary. This year, we plan to add a new dimension to the disability charter by embarking on Neurodiversity hiring. We’re setting up the ecosystem to launch a pilot project to hire talented neurodivergent people. Also, we will run another batch of Train-to-Hire to improve the representation of employees with disability. In parallel, we will continue strengthening the Accessibility charter as it reinforces the inclusion of our employees with disability. Integrated Annual Report 2021-22 55 Capital-wise review

People processes: key highlights FY’22 Hiring and onboarding An organization is only as good as its people, and we’re making sure we bring extraordinary people to Wipro. Propelled by this recruitment philosophy, we hire diverse talent across the organization — from global early talent programs, to experienced lateral hires, to senior leadership roles. The pandemic has taught us to work in a remote environment driving our hiring growth and building strong candidate experience. The digitalization drive that started in late 2020, has helped us hire better, faster and leverage technology to collaborate, assess, select and on-board seamlessly. We adopt a multi-channel recruitment approach which leverages our careers website, social media, employee referral programs, advertisements, job boards, placement consultants, and walkins. We periodically revisit our re-hiring guidelines with a clear objective of making attractive and fair propositions to re-hire top talent, as well as maintain a structured approach towards compensation and band fitment considering their experience in Wipro, past performance, and experience gained outside Wipro. We do all this while maintaining parity between retained and rehired employees. To facilitate employee growth within the company, new openings are also made available to our existing employees. Through internal mobility and redeployment, we open up a world of opportunities and retain our best talent. Performance and talent management In line with our strategic priorities, our talent management processes drive high performance across the organization. Leaders play a key role in setting ambitious business plans and leading their teams to meet those goals. They demonstrate high accountability towards outcomes for themselves and their teams. Our talent differentiation is sharp and based on outcomes. Performance differentiation is enabled by clear rating definitions which demand high performance. Rewards are closely linked to performance outcomes. Career growth is based on sustained high performance. We believe values and performance must go hand in hand. We consider our Five Habits as our values in actions. Our quarterly review process continues to be a strong platform to encourage candid, constructive and meaningful feedforward discussions between employees and managers. During the annual review the process enables fairness and objectivity by taking into account holistic feedback through the analytics on differentiation across diversity. There is an annual 360-degree feedback survey where employees in mid and senior level roles receive feedback from their teams, peers, internal customers, managers, and external customers. At Wipro, succession planning is a biannual exercise. Talent is grouped in terms of performance and potential; successors are identified for critical roles and development actions are framed. Executive coaching is provided to senior leadership to facilitate their all-round development. The process helps identify top talent across the organization, with a clear focus on gender-diverse talent that we can engage and groom to take up leadership roles in the future. The purpose is to create a robust, future-ready, and agile leadership pipeline delivering improved business results. Career building is an important pillar of our employee value proposition. Our promotion and rotation policies have been strengthened to ensure more employees can take up internal roles and build a career that they aspire for. Learning and development The Learning and development function has strategically aligned itself to Wipro’s vision of a bold and resilient organization focusing on investments that make learning accessible and relevant for all. We’ve built a wide portfolio of offerings through Virtual Instructor-Led Trainings (VILTs), self-paced modules, virtual learning journeys, social learning, gamified interventions and e-summits to cater to various learning needs. We have enabled over 185,000 employees in foundational, intermediate and advanced digital skills. We have also created six e-learning modules on Work from Home (WFH) readiness, work etiquette, managing stress in times of crisis, staying positive in trying times, leading in a crisis situation and empathy in difficult times. Over 1.5 lakh employees across the globe have completed these modules since the start of the Pandemic till March 2022. We have enabled access to Udemy courses to employees by procuring 60,000 licenses. 1,438 first-time people managers went through platform-based learning journeys as they transitioned from individual contributors to people managers. Over 8,100 women employees underwent career building and leadership programs exclusively tailored for them. We’ve also curated other interventions. For example, our Global 100 (G100) program selects management graduates from top B-schools around the world for a 15-month learning program to prepare them as digital leaders of the future; our iRise program provided experiential learning to 204 management graduates from premier B-schools in India to hone and upskill their Design Thinking and Influencing skills. A 30-day virtual learning program was completed by 17,464 campus hires to improve their presentation skills, customer centricity, and professional etiquette. Over 79,000 employees are members of TopGear, a social learning and crowdsourcing platform. Through this platform, more than 42,100 real-world project challenges were completed by employees in FY’22. To foster a culture of ongoing development, some of our senior leaders in essential roles have been assigned executive coaches and have enrolled in executive leadership programmes at premier business schools across the world. To strengthen capability across critical roles in Delivery and Consulting, we offer host of training programs like, on client consulting skills, a dedicated forum for delivery head with virtual trainings. We also provide transition assistance programs to 56 Wipro Limited | Ambitions Realized

All Wipro campuses adhere to Indian and International standards for hygiene, lighting, ventilation and effective controls on noise and dust. Wipro has 24 Occupational Health Centres with adequate medical staff to monitor occupational health and provide immediate relief as required. We also provide non-occupational medical and healthcare services to employees. During FY’22, more than 20,196 employees participated in health drives and awareness programs. Off-the-job safety and road safety sessions were also held. Bureau Veritas, a global leader in testing, inspection, and certification services, has also awarded us platinum certification for our hygiene management and pandemic practices. The audit rated us on six essential components of hygiene management, including leadership, risk management, compliance management, personal hygiene, facility hygiene, and monitoring measurement and analysis. COVID-19 business continuity process We took several measures to preserve business continuity during these trying times, putting employee safety first. We established protocols for controlling prevention, reporting, and tracking infections, quarantine procedures, premise sanitization, and return to work following recovery. We have COVID task forces at both the location and organizational level. Cross-functional leadership constantly monitors identified risks and mitigation plans. All of our facilities have taken precautionary steps in accordance with government rules and best practices. With hybrid working becoming the new normal, vaccinated staff from all bands can work from our India campuses three times a week. All safety standards and guidelines are rigorously followed. Emotional well-being To ensure the emotional and mental well-being of our employees, we have partnered with leading global employee assistance program (EAP) providers across the globe. It enables employees to reach out to counsellors 24x7 in-person and/or on phone to seek assistance for issues pertaining to personal or professional life. We conducted multiple sessions on topics including COVID-19, Work from Home and Emotional Well-being to enable employees cope with the new ways of working and remain emotionally strong. Key policy changes in the Financial Year includes leaves, medical assistance and insurance. We provide the below key benefits to ensure employees can strike a work-life balance: Our flexible working policy and work from home options enable employees to adjust their hours based on their personal commitments; more than 95% of our employees were working from home during the pandemic Globally, Wipro commits to provide 12 weeks of paid maternity leave to female employees across the globe; 5 days of paid leave to male employees/secondary caregivers facilitate continued employability and management of career endings resulting from termination of employment. Employee well-being With the ongoing pandemic, employee well-being has become an area of strategic focus for Wipro. Our employee wellness programs encompass the three areas of employee well-being , namely physical, emotional and financial well-being . Physical well-being Wipro provides a safe and healthy workplace for all employees. Risk management has always been one of our key focus areas. We conduct periodic and annual assessments of our campuses/offices, employees, stakeholders and service providers as a part of this process. All campuses maintain a conducive work environment in line with Indian/International standards. A Food Safety Standards Authority of India (FSSAI) license is mandatory for vendors operating within Wipro owned locations in India. Environment, Occupational Health & Safety (EHS) management systems in our campuses conform to international standards such as 14001& 45001 and are certified by accredited third party agencies. All our facilities have safety committees, which meet quarterly and participate in risk assessments, safety inspections, incident investigations and hygiene audits. Both permanent and contract employees undergo necessary Health, Safety & Environment (HSE) training to ensure they meet with the standard of competence required by law in performing their duties. More than 8,000 permanent and contract employees participated in committees on safety, food, transport, etc. across India, to represent the interests of the workforce. Over 100,000 employees were covered in 21 locations in India and 8 locations outside India under ISO 14000 and ISO 45001 certifications and we aim to cover all employees by FY 23. As an ISO 45001:2018 certified organization, we conduct a Hazard Analysis and Risk Assessment annually or anytime there is a change in process, new equipment, or service, and build risk mitigation plans as an ISO 45001:2018-certified firm. We also have processes for employees to report work-related hazards they may notice. The following steps are taken to assess risks and hazards: Break down the job into successive steps or tasks Identify the hazards associated with each step and task Identify controls in place for each hazard Identify applicable legal obligations relating to risk assessment and implementation of necessary controls Estimate the potential Severity of an incident associated with each hazard for both safety and health aspects Estimate the probability of an incident occurring for each hazard (given existing controls) Calculate the risk and identify possible additional controls needed for these hazard Integrated Annual Report 2021-22 57 Capital-wise review to be availed within first 90 days of childbirth and 4 weeks of paid leave for adoption/surrogacy. Parents also have the option of the extended parental leave (90 days on unpaid basis) to care for and bond with their new-born. Earlier the extended leave post childbirth was only available to women, now we have included even new fathers under the purview of this policy to enable them to take the extended parental leave for 90 days anytime within the first year of childbirth. In the event that the local legislative standards are more beneficial, the local legislative standards would apply. Apart from these, we also have day care and breastfeeding/ lactation facilities for all our full time and contract employees in India. At present, we have 10 on campus day care centres and tie ups with over 100 centres pan India All our employees in India are covered under the medical and accident insurance policies. These benefits are also provided to employees across geographies as per the applicable laws of the land Financial well-being We continually strive to provide our employees with compensation packages commensurate with their skills and experience in accordance with laws of the land. Our salaries determined by market prices and also the cost of living in a particular city/state/country. This approach ensures that we are pay fairly and justly to all employees, maintaining a certain standard of living. The offered package for both full time and contract employees is well above the statutory minimum wage. Our benefits program follows an integrated approach and provides a range of options for better financial and social security, including efficient tax-management options, life and accident insurance, and medical packages. Apart from this, periodic webinars are conducted to raise awareness on financial planning, investments, and more. We provide longterm incentives (LTI) by granting restricted stock units (RSUs) and Performance Stock Units (PSUs) to employees at senior leadership roles holding key positions. Our LTI plans are aimed at motivating and retaining key leaders. We continue to drive a high-performance and growth-oriented culture through our variable pay programs. Our management compensation is closely aligned with organizational objectives and priorities and rewards for high performance. We also conduct monthly audit of all labour standards for all full-time and part-time employees. To ensure all our Value chain partners are remitting statutory dues to the employee and the authority regularly, we conduct regular audits of all third-party vendors by internal auditors and external labour consultants. Employee experiences, engagement and communication Employee communication As we move towards a hybrid way of work, the need to foster a culture of connectedness and belonging within the organization becomes more critical than ever. Our people are our strength and at the center of everything we do, and the core of this is ensuring we create a workplace where each Wiproite feels heard, included, and respected. Our communication strategy focuses on building trust, pride, transparency, and authenticity. We inspire colleagues to live our purpose and uphold our values while creating differentiated experiences for them. In line with this strategy, given the plethora of information available to Wiproites, we follow an evaluation process of the messages that need to be communicated with employees, so that every Wiprotie has all the latest information and updates they need to do their job. Last year, we launched the myCommunication platform that gives users the freedom to choose the updates and information they want to receive when they want it. This platform also gives employees the ability to send us feedback, which is then relayed to the right stakeholders for action. Within six months of its launch, the platform has more than 200,000 users with over 8,45,000 engagement actions (like, view, share, bookmark). While our colleagues are now starting to come back to office, last year was predominantly a Work from Anywhere model. And that meant we were engaging with our teams virtually. From celebrating national and international days that unite colleagues across regions, to increasing awareness of peoples with different abilities, to having a bit of fun on National Donut Day, we supported our colleagues with a host of initiatives that enabled them to engage at multiple levels. We encouraged colleagues to give back to the community and be socially responsible. We also brought families together by actively encouraging participation to some of our events. The goal was to ensure colleagues have access to the information they need, wherever they need it. And to stay connected with each other and with the organization wherever they are. Other ways in which we drive employee communication and connectedness include: Wipro OnAir –our flagship global podcast series, launched in 2017 to showcase our culture and people, has received over 820,000 hits across 110 podcasts Yammer, our enterprise social platform since 2014, currently has over 200,000 users who have shared more than 3.2 million messages and formed thousands-strong communities within Wipro. It continues to be the largest social engagement platform at Wipro. 58 Wipro Limited | Ambitions Realized

MS Teams act as an effective collaborative tool as remote working became the norm. It continues to be used to set up meetings, instant messaging, group messaging, data sharing, and collaboration across geographies and time zones. The platform has over 200,000 users with over 64 million conversations per month. As a central internal communications team, keeping in mind global labour laws, we share important safety-related messages with our contractors and temporary staff through appropriate channels as needed. Employee Experience Survey (EES) and Employee Insights EES is a purposefully designed active listening mechanism to understand employee experience at the organizational level. Covering the entire employee lifecycle, the survey gauges the overall engagement and satisfaction on aspects such as career, work life balance, enabling environment, and more. The annual EES was put on hold in 2020 due to the onset of the pandemic. However, this year again, we rolled out the annual Employee Experience Survey. Here are the key highlights from the survey: Over 115,000 employees participated vs over 106,000 participation in 2019 The overall engagement score received was 80.1%, an increase of 5.1% compared to FY19 There has been an increase in scores for all six engagement drivers over FY19 Engagement scores of women at 82.9% is higher than that of men at 79.1% The overall experience score has increased by 7.9% from FY19 to 75.2%, indicating an increased sense of belonging at the workplace Support during the pandemic has emerged as the highest scoring experience driver, followed by Meaningful Role Remote work environment, Training/Learning & Development are the top two areas of strength in the qualitative feedback, while Role / Career and Rewards & Recognition are areas that need more focus Digitalization and talent analytics We continue to digitalize and transform our internal systems to drive business outcomes and enhance employee experience. Relevant analytics and insights are made available to HR business partners and business to enable decision-making based on data. Human Rights & Values at Wipro Commitment to Human Rights Wipro is committed to protecting and respecting Human Rights and remedying rights violations in case they are identified; for example issues relating to human trafficking, forced labour, child labour, freedom of association, the right to collective bargaining, equal remuneration and discrimination. Providing equal employment opportunity, ensuring distributive, procedural, and interactional fairness in all what we do, creating a harassment-free, safe environment and respecting one’s fundamental rights are some of the ways in which we ensure the same. As an equal opportunity employer, we do not discriminate on the basis of race, colour, religion, sex, national origin, gender identity, gender expression, sexual orientation or disability. Our Code of Business Conduct (COBC), Supplier Code of Conduct and Human Rights Policy are aligned to globally accepted standards and frameworks like the U.N. Global Compact, U.N. Universal Declaration of Human Rights and International Labour Organization’s Declaration on Fundamental Principles and Rights at Work (ILO Declaration). They cover all employees, suppliers, clients, communities and countries across geographies where we do business. Wipro is also one of the founding members of CII’s Business for Human Rights Initiative. Freedom of association We respect the right of employees to freely associate without fear of reprisal, discrimination, intimidation or harassment. Our employees are represented by formal employee representative groups in certain geographies including Continental Europe and Latin America which constitute 1.8% of our workforce with a further 2.4% under collective bargaining agreements. Our HR representatives ensure legislative awareness and compliance and meet these groups periodically to inform and consult on any change that can impact their terms and conditions or work environment. Risk identification process We have established committees and processes like the Ombuds, Prevention of Sexual Harassment Committee, Employee Experience Survey, Audit/Risk & Compliance committees, EHS, an Inclusion & Diversity Council and Culture council to review progress and formulate strategies to address issues pertaining to compliance, safety and a harassmentfree workplace. These processes are periodically reviewed by the top management. We keep our employees informed about these processes regularly through trainings, mailers and internal social media platforms. We have identified the need for a continuing Human Rights due diligence program, which we plan to carry out this year. The human rights requirements form part of our business agreements and contracts. Also, a detailed due diligence is done before each merger or acquisition which outlines compliance and governance risks. Integrated Annual Report 2021-22 59 Capital-wise review

Identified risks Through various projects, audits and feedback we have identified the following as potential risks to Human Rights: A level playing field across key pillars of diversity specifically for Employees with Disability and LGBTQ+ community Evaluate the benefits and engagement of extended/ contract workforce Eliminate unconscious bias at the workplace Mitigation policies/processes We have created specific interventions to tackle these issues: A level playing field across key pillars of diversity specifically for Employees with Disability and LGBTQ+ community Inclusion champions and allies from the business have been trained to conduct awareness sessions for employees across units. These sessions cover themes like understanding gender and sexual orientation, inclusive language and behavior at the workplace, becoming an ally, among others. We are also creating an LGBTQ+ toolkit that will act as an important reference and aid to enhance understanding of the LGBTQ+ community. It will also act as a helpful guide on working with and managing colleagues from the LGBTQ+ community. To foster more inclusion of colleagues with disability, we have developed in-house awareness modules and workshops on aspects such as inclusive procurement, digital accessibility plus Web Content Accessibility Guidelines 2.1 standards, inclusive recruitment, and more. Customized workshops are conducted periodically to raise awareness and equip employees on non-discrimination, accessible workplace, communicating in sign language, awareness on reasonable accommodation and workplace solutions to strengthen the inclusivity quotient. Contract employee engagement We engage contract employees for supporting our projects in India for short-term assignments. The duration of such engagements varies depending on the project and the role. We ensured insurance coverage for these employees during the COVID-19 pandemic. We have also ensured complete compliance on processes like internal mandatory trainings (i.e. Information Security, Data Privacy, and Prevention of Sexual Harassment, among others) as well as background verification. The resignation portal for contract employees has been modified to include asset declaration. Processes like reimbursement and invoicing have been digitalized to provide contract employees with a faster and more seamless experience. We have also implemented a new tool “Simplify Vendor Management System (VMS)” which manages Purchase Orders for our contingent workforce. Sensitization on unconscious bias We have an e-learning module to raise awareness among employees on how they can eliminate biases at the workplace. At present, over, 180,000 employees have completed the Unconscious Bias E-module. People results We have a culture of transparent and voluntary reporting across capitals which include the Business Responsibility and Sustainability Report, the Sustainability Report, the Dow Jones Sustainability Index, Ethisphere Institute to name a few. This has strengthened our employer brand and internal business processes, creating differentiated people outcomes. Leaders who significantly influence human capital strategies of the organization are measured on the performance of key indicators in this area. The indicators provide insights into the effectiveness of human capital strategies and are reviewed regularly both at organizational and individual business unit levels. 60 Wipro Limited | Ambitions Realized

Intellectual capital Intellectual capital is core to Wipro’s strategy. It creates value for the customers and drives sustained growth, differentiation, nonlinearity, and profitability for Wipro. Wipro’s Intellectual Capital comprises of domain and technology Business Solutions that are powered by IPs built by its R&D teams leveraging partners, academia, and startup ecosystem. Wipro has been awarded CII Industrial Innovation Awards 2021 under the category “Special Recognition—Large Enterprise in Service Sector”. Wipro was evaluated for its capabilities around innovation offerings and IP management maturity. One of the five strategic priorities for our organization is, to lead with Business Solutions by focusing beyond the IT office and by leveraging our industry and technology expertise. In alignment to this priority, Wipro has a comprehensive portfolio of Business Solutions, that spans across industries and technologies with implementation success stories across geographies. Targeted to solve specific business challenges of our customers, these solutions are composites that have IP-based assets at their core and are packaged along with our people-based expertise and capabilities from our partners, start-ups and alliances. Our Business Solutions are easily consumable and are offered in flexible and simplified outcome-based and as-a-service commercial constructs. Wipro has a separate funding program called Horizon Funding Program. As a part of this, we identify and incubate disruptive business ideas, thereby helping to drive significant growth and differentiation for Wipro from a 2-3 year horizon standpoint. The key objective of this program is to build disruptive solutions with focus on building platforms, products and solutions of the future; and also to develop competencies through co-innovation. Wipro runs an idea-hunting program called ‘The Great Blue Heron’ (The bird – Great Blue Heron is a great fisher and fishing is used as a metaphor for idea hunting) for capturing high-potential opportunities across customers, domains and technologies. The Great Blue Heron’s HaBBIT Framework is then leveraged to add the solution to the portfolio. Through HaBBIT, the solutions can be incubated using any of the five ways—Harvest & co-Innovate (E.g. Wipro Nuage), Build IP (E.g. Wipro virtuadesk), Buy IP (E.g. ITI), Invest through Wipro Ventures and Technology Enablement by acquisitions (Capco—Digital and technology consulting provider for BFSI, Edgile—Cybersecurity consulting provider). Some of the assets from our Business Portfolio are—Health Plan Services, Digital Workplace (virtuadesk), Medicare Advantage 360, Digital Lending with NetOxygen, Topcoder (Talent Cloud), ITI Products (CADfix, CADIQ, DEXcenter), Wipro Holmes and Wipro FullStride Cloud Studio. The assets newly added to our portfolio of Business solutions are: Wipro VisionEDGE (Video & Digital content display and signage solution), Wipro SearchNxt (Cloud Native Knowledge Management platform), Wipro Nuage (Smart on-prem & multi-cloud orchestrator for HPC Workloads using AI/ ML), Digital Value Accelerator (End to end automation lifecycle management platform), ModerniZ (Legacy to cloud application modernization). Integrated Annual Report 2021-22 61 Capital-wise review

Intellectual property We believe that IP is increasingly a strong driver of business competitiveness and profits, especially in a knowledge intensive industry. Our IP portfolio is key to our strategy to drive non-linearity, and we believe that our IP will differentiate our products and services, introduce new benefits, reduce costs and improve products and services quality. We rely on a combination of patent, copyright, trademark and design laws, trade secrets, confidentiality procedures, adherence to Wipro IP policy, and contractual provisions to protect our IP. We have invested in developing IP across business solutions, products, platforms and service accelerators. This IP development enables us to provide standardized solutions to our customers and obtain significant time-to-market advantage over the general preference for customized solutions that entail higher cost and longer timelines. Using our IP, we are able to offer innovative commercial models in delivering services. We own and retain such IPs and majorly engage in licensing such IPs to our customers. Whereas our clients usually own the IP in the software deliverables (customizations, specific application development) that we specifically developed for them under a contract. As of March 31, 2022, we have 1,092 granted patents in various countries. We have filed 41 patents during the year ended March 31, 2022, and currently have approximately 982 patent applications pending grant in various jurisdictions across the world. As of March 31, 2022, we held 366 registered trademarks including registered community trademarks in India, Japan, the United States, Malaysia and over 70 other countries. Over 13 trademark applications are pending for registration in various jurisdictions across the world. We require employees, independent contractors and, whenever possible, vendors to enter into confidentiality agreements upon the commencement of their relationships with us. These confidentiality agreements generally provide that any confidential or proprietary information being exchanged or developed by us or on our behalf be kept confidential. These agreements also provide that any confidential or proprietary information disclosed to third parties in the course of our business be kept confidential by such third parties. While we invest resources in developing, maintaining and protecting our IP, we deeply respect the IP held by our customers, vendors and other business partners. Open innovation Our Open Innovation programs further enrich our innovation capabilities by co-opting an extended innovation ecosystem of start-up partners, academia and expert networks. During the year ended March 31, 2022, we signed partnership agreements with University of Haifa and IIT Roorkee for jointly working on identifying possible quantum computing approaches to complicated business problems. Wipro’s research teams work with the University of Texas at Austin, IIT Bombay, IIT Madras, IISc Bangalore, , IIT Patna, Tel Aviv University and the Institute of Wood Sciences, Bangalore, among others, on various topics in AI, Natural Language Processing (NLP), encryption, 5G, blockchain, autonomous vehicles, Computer Vision (CV) and other critical new technologies. We also continued to incubate new innovative start-up partnerships and scale existing relationships through joint engagements. Our innovation centres, the Technovation Centre at Bengaluru, India and the Silicon Valley Innovation Center in Mountain View, California are state of the art innovation incubation centres that build technology-led innovations to realize the ‘art of the possible’ in emerging business environments for our enterprises around the world. These centres bring together an innovation ecosystem, a set of best practices, IP and research and development resources to help our clients develop successful initiatives. To overcome the constraints created by the COVID-19 pandemic we created digital ‘twins’ of our innovation centres and became truly virtual, through which we hosted a number of our customers and other visitors over the last year and showcased our best technologies and solutions. Additionally, the Technovation Centre has developed human-free and autonomous industry solution concepts at the convergence of information technology, operations technologies, engineering technologies and industrial game technologies. These are rendered into the CAVE and holographic systems, which are both room scale VR environments. Business technology needs, such as hybrid augmented intelligence, Augment Virtuality, intelligent mechatronics and an integrated approach to simulation and modelling are driving research activities. Our Advanced AI Research Center works at the cusp of ongoing research in the field of AI and its applications. The team focuses on diverse research areas such as Responsible AI, AI for security, AI for hyper automation, Generative AI etc. The team is collaborating with academic institutions, such as UT-Austin, IIT-Patna, and IIIT-Delhi on some of the research areas. Some of the accelerators the team is working on are a self-supervised approach for document segmentation using less training data, curb fake news and hate speech in social media, CodeMix language modelling to create intelligent mixed languages conversational engine and explaining emotions in speech and answering questions with information spread across paragraphs using multi Hop 62 Wipro Limited | Ambitions Realized

Quantum computing Quantum computing has disruptive possibilities in areas like encryption, optimization problems, and simulations for the pharmaceutical, oil and gas and health industries. Quantum computing is a hotbed for research and experimentation is currently led by big technology vendors, academia and start-ups. At Wipro, we have formed a ‘center of excellence’ to research applications of quantum computing in the areas of ML and optimization. We have also built collaborations with leading academic institutions and have an active quantum computing community. We have launched a dedicated quantum computing practice in our Engineering Research and Development (‘ER&D’) department to accelerate go-tomarket, and have had proactive conversations with banks and oil and gas customers. Our existing practices, including Cloud Infrastructure Services, Wipro Digital, and ER&D have been built capabilities on various market platforms and pursuing industry use cases that can be best solved by quantum computing. Open source Open source is the dominant technology model today. Every technology innovation is open source or open source-based; from cloud computing to digital transformation to AI and 5G. Global enterprises are adopting, contributing to, and creating open source at a dramatic pace trying to leverage its strategic, technological, operational and financial benefits. As more and more enterprises attempt to redefine themselves as technology companies, they are identifying open source technologies and methods as a way to drive transformation and become a more innovative and agile organization. As more organizations recognize that open source is a strategic asset, they require the needs of a partner with broad and deep open source experience and offerings to be able to manage potential risks and realize the full benefits. Wipro is ideally placed with a set of offerings that assist organizations throughout their open source journey; from our unique strategy and technical consulting and maturity model, to best-of-breed open source solutions delivering accelerated time to market automated provisioning, observability and monitoring. Wipro’s Unified Monitoring and Observability Solution provides a contextualized end-to-end blueprint for complete aggregation of systems and software enhanced by AI. Our PaaSForge solution offers accelerated automated provisioning of a contextualized, curated, pre-integrated open source-based PaaS solution. Wipro’s investments in upskilling thousands of resources, engaging deeply in the open source ecosystem and building unique services have made us the trusted open source partner for organizations across the globe. QA We have also ventured towards the goal of making AI transparent by focusing on model explainability and data privacy using homomorphic encryption. The research lab created proof of concept for one of our large logistic services clients to improve text extraction accuracy by 70% for invoice processing. Other client engagements include developing document classification algorithms for accurate key value entity extraction, utility infrastructure drawing extraction and technical manual translation from German to English using machine translation. Robotics In Robotics we are developing 3 platforms; Wooden utility pole inspection, drone-based stock-take and AMR based material transportation. For wooden utility Pole inspection, we have developed an AI based internal defect detection and localized algorithm at an accuracy of 92%. Pilot testing of this with a customer is in progress. We are currently testing our custom drone-based warehouse stock take platform in a warehouse setup. We have developed multi AMR based order servicing in collaboration with a research institute in Germany as part of AMR based transportation platform. One of the IPs developed has been deployed in production with a logistics customer in USA. This is currently helping customer to classify nonstandard packages at an accuracy of 95%. Blockchain The blockchain capability at Wipro has been consistently ranked in the Leader segment by global industry analysts such as Everest Group, IDC and Avasant. We have helped organizations realize value from blockchain initiatives by offering services in the areas of creating new markets, redistributing markets, and streamlining existing processes. Our strategy is to create a Minimum Viable Ecosystem to help our customers to jump start their blockchain innovation journey. In the blockchain advisory and consulting space we help customers create their roadmap for their blockchain journey and identify expected ROI from blockchain initiatives. We offer smart contract and distributed application development services amongst others in our application services offering. We have created three platforms – the Supply Chain, Digital Assets and Decentralized Identity platforms – to help customers accelerate founder-led networks. To accelerate our progress, we have partnered with leading technology and business consortia such as Hyperledger, Enterprise Ethereum Alliance, Hedera Hashgraph, Energy Web Foundation, Blockchain in Transportation Alliance, among others. Over the years, we have helped organizations create new revenue streams through a peer to peer energy trading consortium, have enabled redistribution of existing market operations and have built traceability platforms for our customers. Integrated Annual Report 2021-22 63 Capital-wise review

Talent cloud We have invested in crowdsourcing through Topcoder, a Wipro Company, the world’s largest technology network and on-demand digital talent platform with more than 1.5 million developers, designers, data scientists, and testers around the globe. Topcoder empowers organizations to leverage the flexibility of its key enterprise offerings around Enterprise Crowdsourcing (Design, QA, Dev, Data Science), TaaS, and Workforce Transformation (Strategic Consulting). Our community and our customers come together on the Topcoder platform to collaborate and build enterprise grade digital assets. Enterprises distribute work through the platform where community members develop innovative solutions, win money, gain experience, and earn recognition. Topcoder became a part of Wipro Limited in November 2016. Topcoder has worked with about 470 customers, developing IP for them across the spectrum of design, development, and data science. This spans over 2,100 projects and 34,000 challenges/tasks that the Topcoder community helped produce deliverables and IP. X/Gen Y) for entrepreneurship where they own the creation of digital assets (content/3D Designs/Models) and brands will have to adopt to the new change by being a value exchange entity to market and sell their product in the creator economy. While the initial adoption of Metaverse is across Media & Entertainment, Consumer, Sports, Virtual Events, Learning & Development, it will evolve, and other industry sectors can be seen embarking on the journey soon. As the first step, forward looking companies are investing in enabling technologies which includes immersive (3D Design, AR.VR.MR.BCI, XR) , Headless Commerce, Digital Twin, Block Chain, Networks(5G/ Edge), Cloud & AI (for synthetic media) to adopt , be relevant & sustain in the creator economy. Wipro has full-fledged solutions on AR and VR which are transforming the information sharing process, field force training, upskilling, modernizing, on-job support and on time support processes for enterprises and consumers. Our four industrial transformation platforms, Connect, connect+, Coalesce and Cicerone, are improving workers performance, efficiency and compliance for a new generation of workers by enabling field service teams and subject matter experts to collaborate in real time, providing augmented information on physical products, providing novel ways of training and also provide directions to people in places without GPS connectivity. We have also developed multiple proof of concepts in the field of AR/VR/Mixed Reality out of our innovation labs focusing on field assistance, worker training, and spatial experiences for high value purchases. Our CAVE Industrial VR setup enables us to collaborate with multiple stakeholders at the same time and operate remote command centres demonstrating the future of work in complex industrial environments. Further, the adoption trends in digital identities, commerce (increase in brands adoption to headless commerce), crypto currencies, tokenization (NFT) & crowdsourcing will create more opportunities and enable Metaverse to be the mainstream. Enterprises who have developed capabilities across these technologies will have an edge & find a seamless acceptance as a value creator in the creator economy. This will bring businesses to a new world where the constant, enhanced interactions between the users and the products will drive more engagement and adherence to brands while progressively changing the way we live and communicate. With increasing customer interests in the metaverse, Wipro is striving to bridge the gap between physical reality and the digital world and open a doorway to a whole new world. We are also investing in TopGear, our social learning and crowdsourcing platform. TopGear is a powerful learning platform, focusing on workforce transformation in Digital and “in-demand” skills. It consists of over 2,000 learning assignments and case studies across 200 skills in addition to live projects. It provides hands-on experience to employees on emerging digital skills that enable them to become customerdeployable on those skills. Employees can self-select projects that interest them and prepare themselves for future projects. TopGear also enables workforce transformation through structured learning paths aligned to business-specific needs. Metaverse Internet Revolution driven by Metaverse will disrupt the entire business model. There will be a paradigm shift in the way consumers, suppliers, partners & employees would interact to create, buy, sell, spend, learn & collaborate in the new boundless creator economy controlled by user communities who will be the value creators in the Metaverse economy. This will also foster an open innovation culture and create significant opportunities for the new generation crowd (Gen 64 Wipro Limited | Ambitions Realized

Social and relationship capital Organizations earn and maintain their societal license to operate by adopting an integrated perspective and cocreate social value by engaging with its customers, business partners, vendors, investors, communities and civil society. To this, we also add another key stakeholder– future generations, helping bring a perspective from the unrepresented future, but that is core to creating a sustainable society. We talk about each of these stakeholders in brief below. Customers We believe in creating value for the customers that goes beyond our contractual obligations. This stems from our relationship approach based on trust and collaboration. Active engagement at multiple levels is critical to meet and understand the expectations of our customers. The Customer Satisfaction Survey (CSAT) questionnaire has been revamped to address areas relevant for growth, viz. Strategic, Forward looking, Delivery led growth, New Models of working, Digital Roadmap, Value Delivery. Our half-yearly reimagined CSAT Survey is conducted through an external partner to get an independent view of customer engagement. It captures the voice of customers at various strata i.e., Decision makers or CXO’s, Influencers or Senior Leadership and Middle Management or Operational leadership team for various engagements at the account level. We also continuously capture feedback from customers through direct interactions, informal meetings, governance meetings and senior management interaction with the client. We continually look for avenues to create value for customers through initiatives like BVM (Business Value Meter) and Joint Innovation Council framework to identify customer priorities and business challenges which are jointly addressed by leveraging the larger ecosystem of both customer organization and Wipro. Net Promoter Score is an index used to assess customer’s likelihood to recommend Wipro. Based on the CSAT survey, our CXO Net Promoter Score for FY’22 has increased by 508 bps and overall NPS score has improved by 249 bps from FY’21. Furthermore, there has been a 38% YoY reduction in new customer escalations. Enabling customer experience and productivity in the new way of working The majority of employees continue to work remotely or in a hybrid mode. Through the pandemic, with the priority of uninterrupted continuity of customer service, we continued to provide integrated support for our 200,000+ employees working remotely through helpdesk, location-wise IT teams, asset management, problem management, reporting & compliance/ quality monitoring for seamless end user experience. This required setting up of 24/7 service desk for technical support, 24/7 Laptop Walk-in Centre (LWC) across locations as a one-stop place to address IT issues as well as remote Service Desk with Chat & Voice Options. We also set up new employee onboarding IT support teams for enhanced user experience. The ticket response time has been reduced to less than 3 minutes and consistently reduced the average resolution time across all incident categories to less than 90 minutes. Ensuring cyber-security and data privacy compliance continues to be a priority issue, especially in the new work-from-home scenario. Our out-of-office end-point compliance percentage has improved from 63% in May’21 to 91% in Mar’22. The average Compliance percentage across all critical postures is currently trending at 98%+. We have introduced self-help solutions for the end users to maintain their asset compliance automatically. Emerging issues and trends The latest Global Risk Report by the World Economic Forum has highlighted social and environmental risks as the most critical, while technological risks such as digital inequality and cybersecurity failure are other critical short- and medium-terms threats. We aim to engage and collaborate with customers by bringing together our experience and strategic investments to solutions in areas like Net Zero, decarbonisation and sustainability, data privacy, open source, and crowdsourcing of talent (Top Gear). Wipro has put in place a rigorous carbon accounting and management program over the past two decades. Wipro is committed to achieving Net-Zero GHG emissions by 2040 and is part of leading industry networks working on the subject like Transform to Net Zero, WEF and Open Footprint. Data privacy is a key material issue for customers. With increasing digitalisation of businesses and the shift to hybrid ways of working, business data is susceptible to more risks than before. Wipro has an enterprise-wide robust data privacy framework in place to ensure the safeguarding of data at all levels. Open source plays a key role in Wipro’s strategy. Top coder which is our on-demand technology talent crowd sourcing platform, has 1.5 million strong community technologists. Integrated Annual Report 2021-22 65 Capital-wise review

Partnering with customers on their sustainability and ESG journey With the risk of catastrophic climate change, sustainability is an existential challenge that every organization must come to terms within the near future. Yet, rather than viewing sustainability merely as a problem, Wipro sees it as a unique opportunity to rethink business as usual and embark on a path of genuine, holistic business transformation. At Wipro, sustainability is imperative to the core of our business. From our own internal operations to our product and service lines, it touches every aspect of the company. Sustainability challenges are often technological challenges, and Wipro enables client transformation in their Net Zero journeys by strategically harnessing the power of technology, domain expertise, and experience across t he f ollowing t hree dimensions: Wipro’s own efforts in reducing its Scope 1-3 GHG emissions to achieve net zero by 2040 Supporting the evolution of clients and partners towards Green IT operations by modernizing operations and in energy transition Comprehensively engaging with clients across their value chains to enable sustainable operations and productservice capabilities through business value chain transformation (less carbon-intensive business models through circular supply chains, waste recovery and recycling, and product lifecycle extension) With more than 30 sustainability-aligned services and offerings, our capabilities are integrated, comprehensive and customizable across every industry, including Manufacturing and Heavy Industry, Banking Financial Services & Insurance, Electricity, Oil & Gas, Transportation & Logistics, Health Care and Life Sciences, and Consumer Goods. A few that we have recently implemented include integrated energy management for a large warehouse company, platform transformation and systems consolidation for a large oil and gas company, better user experience for electrical and gas infrastructure monitoring, devices and services for smart energy management by end customers, P2P trading in renewables for energy companies, sustainability reporting systems, full material disclosure portal for large electronics company and integrated workplace management with a global industrial supplier. These offerings draw from Wipro’s expertise in cloud, sustainable IT, sustainable design, innovation and experience, sustainable finance, engineering, cybersecurity and other lines of businesses to offer the type of unified transformation that clients need to achieve their sustainability and Net Zero goals. Our two entities Designit and CAPCO provide designled sustainability consulting across sectors and sustainable finance solutions for financial sector clients respectively. Technology partnerships are a key enabler, and Wipro’s alliances with many of the world’s leading enterprise software providers, cloud computing, and technology companies allow us to create unique and comprehensive solutions for our clients. For more information, refer to https://www.wipro.com/sustainability/ We have 120+ customers who are part of independent raters like CDP Supply Chain, Ecovadis and industry-led consortiums that assess company’s performance on sustainability related aspects, which include human rights, environment, supply chain, labor practices, etc. Open Source Developing, using and contributing to open-source software is a proven sustainable approach to software development. Open source is present in 96% of all software used today, and all global enterprises use open source one way or another. We estimate that at least 50% of all Wipro projects/engagements have some element of open-source components in them. Open source enhances innovation, delivers higher quality software and is an efficient way to attract and retain talent. When an organization uses and contributes back to the opensource software they use enhances the ecosystem which benefits all who are involved. This model of collaboration is the most efficient and effective way of developing software. Organizations like the Red Cross, UNESCO, WHO and the EU have designated open source as a strategic technology and as a way to bring knowledge and skills to all countries and citizens. The United Nations has specifically called out open source as a way to make information more broadly available in developing countries and meet Sustainable Development Goals. Engagement in the The open-source ecosystem—from key industry foundations and corporate-sponsored communities, to individual, unaffiliated projects—is an important strategic activity for Wipro. Through consistent engagement, we upskill our developer resources, drive and collaborate on shared internal and external innovation, and further strengthen Wipro’s brand as an industry thought leader. Our engagement is, and will always be, respectful, collaborative, and focused on supporting the long-term viability of the opensource ecosystem. 66 Wipro Limited | Ambitions Realized

IT security and data privacy Wipro’s IT infrastructure is certified under the ISO 27001 standard which provides assurance in the areas of information security, physical security and business continuity. We benchmark our processes to meet the EU’s General Data Protection Regulation (GDPR) and SOX IT compliance requirements. Data privacy is an integral part of Wipro’s Code of Business Conduct (COBC), emphasizing the importance of privacy in business transactions. The COBC applies to all employees and members of the Board of Directors of the Company. It also applies to individuals who serve the Company on contract, subcontract, retainer, consultant or any other such basis. In addition to Code of Business Conduct, Wipro has a robust enterprise-wide data privacy framework that includes but not limited to various governance mechanisms, corporate policies, training and awareness programs, thorough privacy impact assessments, privacy by design, data mapping, vendor due diligence, incident management and awareness. This approach ensures that our data privacy program continues to be agile and is able to adapt to the upcoming international regulatory challenges and developments in an efficient manner along with the ever-evolving customer expectations. The dynamic, modular, risk-based data privacy framework is in line with the cyber and information security framework, enabling Wipro to comply with the relevant regulations and industry-best privacy practices allowing the Company to have a competitive edge in the market to enable business. Wipro has a dedicated central Global Data Privacy Team headed by the Chief Privacy Officer who reports to the Chief Risk Officer & General Counsel. The Data Privacy Function at Wipro proactively manages and implements appropriate and effective measures and ensures compliance with privacy regulations applicable to Wipro as an organization. The Team is also actively involved in providing support to all the client delivery functions and facilitate compliance with the internally established privacy frameworks when personal data is processed for our customers. This Team also enables various business lines in integrating the privacy principles and methodologies to enhance the sophistication levels of privacy training and awareness throughout the organization. Wipro’s ‘Privacy Statement’ articulates the privacy and data protection principles followed by Wipro Limited and its entities around the world with regards to the personal information of its customers (including products, outsourcing and other services clients), partners, employees (current and former employees, trainees), applicants, contractors, prospects and vendors and current or former members of the Board of Directors. Wipro does not share personal information about customers with affiliates, partners, service providers, group entities and non- affiliated companies except in cases where we have the end-users’ consent for a legitimate purpose or when legally required to do so. Data privacy by design and default (PbD) is a key topic that has been addressed in most of the data privacy regulations worldwide. Privacy by design is one of the most critical elements of Wipro privacy program. The inclusion of PbD in the privacy program enables an organization to embed privacy requirements in the early stages of any project and continues throughout the lifecycle and ensures all the critical controls and elements of the privacy program are in place holistically. Wipro has a formalized PbD framework by developing a methodological procedure to guide the organization through the implementation process – including all Wipro in-house applications—in the capacity of a data controller. Wipro has a dedicated ‘privacy incident management team’ to manage any potential or actual incident or data breach related to customer privacy or personal data of customers through our internal Security Incident Reporting (SIR) system. Due to the enormity of the risks associated with such incidents, Wipro prioritizes the detection, response, and recovery processes in the highest possible manner to ensure effective and efficient management of a given privacy incident. At Wipro, privacy incidents are managed through a comprehensive approach starting with its overall Privacy Incident management framework. Wipro has industry-leading solutions such as DLP to auto-detect incidents and technical vulnerabilities that could lead to leakage of personal data and triggers the communication to all required stakeholders. Wipro provides comprehensive training to all its employees on privacy incident-management and reporting. In addition to this a specialized branch of our Data privacy team manages privacy incidents 24/7 in a sensitive manner. There were no substantiated incidents concerning breaches of customer privacy, PII (Personally Identifiable Information) and / or loss of customer data during FY’22. The Wipro data privacy framework upholds the importance of performing Privacy Impact Assessments (PIAs) on all the products and offerings, that includes but is not limited to the client delivery engagements, shared services platforms, products and platform, and internal corporate functions. The PIAs are performed using risk-based approach and borrows best practices from industry-leading global standards. In FY’21, the team as part of GDPR Compliance program and its commitment to 100% PIA efficacy, has completed the PIAs for 350+ internal Wipro applications. Integrated Annual Report 2021-22 67 Capital-wise review

Wipro has an established and well-defined process to handle subject access requests related to personal data, Wipro respects every data subject’s right and has a robust DSR (Data Subject Rights) program in place to address the request from a data subject w.r.t. their right to be informed, access, correct, request deletion or request restriction, portability etc., as may be required under applicable law with timely resolution and highly efficient counselling support. Wipro has adequate data transfer agreements executed with its customers and vendors and is committed to responsible transfer of data around the world. The Data Privacy Office maintains the Wipro privacy policies and procedures at a regular stipulated frequency. All employees including contractors are required to complete the mandatory privacy training, to ensure that they understand key privacy concepts and principles, laws, best practices, and contractual obligations. Talent as a Service On-demand talent as a service is seeing rapid adoption over the past few years. Wipro acquired Topcoder in 2016-the world’s largest technology network and on-demand digital talent platform with more than 1.5 million developers, designers, data scientists, and testers around the globe. Topcoder empowers organizations to leverage the flexibility of its key enterprise offerings around Enterprise Crowdsourcing (Design, QA, Dev, Data Science), TaaS, and Workforce Transformation (Strategic Consulting). Our developer community and our customers come together on the Topcoder platform to collaborate and build enterprise grade digital assets. Enterprises distribute work through the platform where community members develop innovative solutions, win money, gain experience, and earn recognition. In the reporting year, Topcoder has worked with about 175 customers, developing IP for them across the spectrum of design, development, and data science. This spans over 445 projects and 11,700 challenges/tasks that the Topcoder community helped produce deliverables/IP for. Investors Our endeavour is to, not merely, report true and fair financial results in a timely manner but also communicate the business outlook, risks and opportunities transparently to the investor community. Increasingly, discerning investors are interested in the longer-term strategy of the organization and ESG issues which are material to the industry. We deploy multiple channels of communications to keep investors informed about various development and events. In FY’22, we conducted 5 road shows, held 400 investors meetings and 4 earning conference calls. We also hosted our Investor Day in November 2021 through which we communicated update on our strategy, ambition and priorities. We also attended 24 investor conferences. In addition, we participated in leading investor-led sustainability and ESG disclosures like Dow Jones Sustainability Index, Moody’s ESG, FTSE Russell ESG, MSCI ESG and Carbon Disclosure Project. Wipro was selected as a member of the global DJSI 2020 for the twelfth year in succession and included in both the DJSI World and Emerging Markets Indices. 68 Wipro Limited | Ambitions Realized

Ethical Wipro expects its partners to follow ethical procurement practices in line with core values of Wipro, the Code of Business Conduct (COBC), Spirit of Wipro Values and Supplier Code of Conduct (SCOC). All the vendors are onboarded only after signing Wipro’s SCOC which includes mandatory anti bribery & anticorruption declarations. We have system enabled database checks (Refinitiv Tool) for vendors across geographies, thirdparty tools to track labor compliance in India every month and credit scoring of suppliers customized for each category (S&P Capital IQ tool). We conduct annual sessions on anti bribery & anti-corruption to identify high-risk geographies and social compliance programs for manpower services providers. Ecological Our IT hardware procurement guidelines are in accordance with the Electronic Product Environmental Assessment Tool (EPEAT) standard from Green Electronic Council (GEC) since 2017. We have purchased more than 10,350+ products across desktops, laptops, displays, imaging equipment and mobiles in 2020. This is estimated to lead to a GHG reduction of 403 tons CO2 equivalent, 15.01 MWh of energy savings and 2.3 million liters of water over the lifetime of products. We received this assessment from GEC in 2021. Based on this, we are the only IT services and consulting organization globally to have received the EPEAT purchaser award in 2021 across 4 product categories. Read more: https:// globalelectronicscouncil.org/epeat-purchaser-awards/. Our green building program follows an integrated approach spanning design, engineering services, materials and equipment procurement that meet stringent environmental criteria – both, at the construction and at the operational stages. In addition, we continue to procure renewable energy through Power Purchase Agreements (PPAs) from RE generators across three states in India. In the reporting year, we also completed an assessment of RE generators in two states based on the principles of the ‘Responsible Energy Initiative’ set up by ‘Forum for the Future’. These cover various social and environmental aspects in the setup and maintenance of power plants including impacts on local communities. Over the next few months, we plan to incorporate the learnings from the assessments in our present and future RE procurement engagements. We also annually assess our electronic waste recyclers on meeting recycling standards. Some of the improvement areas are in better labour standards compliance and Health & Safety practices. Equity Wipro is an inclusive organization in spirit and in practice. We have implemented inclusive procurement practices at all levels of the supply chain. Wipro mandates its partners to adhere to principles of human rights, employee welfare, health and safety, standards of minimum wages and maximum working hours. Wipro being an Equal Opportunity employer is committed to procuring products and services which are developed based on universal design principles and accessibility standards such as Harmonized Guidelines (HG), 2016 Government of India for physical infrastructure and the WCAG (Web Content Access Guidelines) 2.1 AA meant for ICT products. We consider this is critical towards creating equitable opportunity for all users, in particular for our employees with disability. Wipro has a robust global supplier diversity program which aims to promote equal entrepreneurial opportunities for historically disadvantaged small local businesses, enterprises owned by women, LGBTQ, persons with disability, minorities, and other similar groups. Wipro has instituted two flagship programs for new as well as existing suppliers meeting certified norms of diversity: the ‘Wipro Inclusion & Diversity Opportunity for Vendors (WINDOV)’ series of virtual conclaves that enable direct access for small suppliers to present their capabilities to the global procurement team and the ‘Wipro Inclusive Supplier Development and Mentorship (WISDOM)’ program to strengthen these businesses by providing management as well as technical support to participating diverse suppliers. To illustrate, WINDOV Conclaves have enabled us to source goods from remotely located Indian tribal women and American businesses located in Historically Underutilised Businesses (HUB) zones; WISDOM interactions have enabled us to identify addressable barriers to increase our spend with existing Wipro diverse suppliers. On account of our supplier diversity initiatives, we were able to register 12% of our global spend with certified diverse and MSME suppliers during FY’22 and aim to increase our global diverse spend to 15% by 2024. Suppliers Our approach to our suppliers is one of progressive partnership, based on core business requirements of quality, price, speed in combination with non-negotiable principles of ethical and sustainable actions, e.g., zero tolerance for child labour. We consciously call our suppliers ‘Partners’ as they act as an extended workforce supplementing the core delivery framework of IT services and solutions by Wipro. The rest of our partners supply materials, equipment, finished goods, business support services and facility management services for our operations. Summary of supplier sustainability engagement Wipro’s supplier sustainability revolves around the following three pillars: Integrated Annual Report 2021-22 69 Capital-wise review

At Wipro, we think that it is critical to engage with the social and ecological challenges that humanity is facing. It is our conviction that the engagement with social issues must be deep, meaningful, and formed on the bedrock of long-term commitment. This is the only way by which real change can happen on the ground. It is also reflective of the fact that such an approach serves both enlightened business interest and social good. We have committed ourselves to an approach that is focused on bringing change inside out at four different levels: 1) Fulfilling basic duties and obligations, and practicing high levels of corporate governance and transparency; 2) Proactive approach in leading initiatives inside the organization that demonstrate commitment to a humane, sensitive and sustainable world; 3) Engaging with and contributing to relevant neighborhood community issues and initiatives in all regions and countries; 4) Using the power of communication and advocacy to influence the larger society. The central tenet of our approach has been an emphasis on strong, meaningful work on systemic social issues. Our CSR (Corporate Social Responsibility) policy reflects principles and strategies that have informed our long history of corporate citizenship and social responsibility. Wipro Foundation represents the Corporate Social Responsibility (CSR) initiatives of Wipro Limited. Going back over two decades, we focus on social initiatives in Education, Healthcare, Ecology, Disaster Response and Cities & Public Spaces. Areas of intervention The ‘Spirit of Wipro’ promotes integrity in all facets of our work. Fairness and respect in the workplace and community are some of our key values. Our projects in Education, Ecology, Healthcare, Disaster Response and Cities and Public Spaces honor these ideals. We work in these domains using an approach developed through decades of social sector interventions and with an objective of making structural transformations that can help us develop a humane, just and equitable society collectively. Community initiatives Approach to CSR Our approach to social responsibility and sustainability rests on three important pillars: The Strategic: We choose domains and issues to engage with that are force multipliers for social change and sustainable development. Social responsibility is as much about being a sustainable organization as it is about external initiatives. Therefore, some of our areas of engagement lie at the convergence of business goals and social purpose. The Systemic: Within the chosen domains, we choose to engage on systemic issues that require deep, meaningful and challenging work. Given the nature of social change, this implies commitment over the long term, typically for several decades, because genuine change does take that long to occur. The Deliberative: Our emphasis on depth and long-term commitment imply a deliberative approach that precludes spreading ourselves thin or engaging in ‘cheque book philanthropy.’ By implication, this also means that we are wary of expanding and growing our social programs as ends in themselves. We will continue to adhere to this approach going forward. 70 Wipro Limited | Ambitions Realized

Strengthening Government Schools in Bengaluru In April 2019, Wipro joined hands with the Government of Karnataka (GoK) in collaboration with Azim Premji Foundation (APF) to improve the infrastructure and learning environment at VV Puram (K-12) and MR Nagar (Grade 1-7) schools in the Bengaluru Urban South District. These schools were completely renovated by the first quarter of 2021. The objective has been to strengthen government schools in Bengaluru with a focus on improving teaching and learning outcomes. With the redevelopment of all important school facilities such as toilets, classrooms and laboratories in these two schools, there has been a renewed interest in communities. Enrolment at the VV Puram school, for example, has increased by 84 percent without any campaigns. Our infrastructure and learning resource interventions have been shared with the State Government. GoK is now using this project as a model to develop guidelines for 275 Karnataka Public Schools in the state. Education School education We support organizations working on school education to enhance students’ learning experiences through the Systemic Education Reforms Program, the Wipro Education Fellowships (through which we seed new organizations), the Access to Education Program, the Children with Disabilities Program, and Wipro earthian. In FY’22, we reached out to ~130 partners through our various education programs. Over the last seven years (2015-22), our focus has been on accelerated expansion of our partner network and simultaneous building of an effective capacity building/ support ecosystem for our partners. Over the next 5 years, we plan to support 125-150 educational organizations additionally, while continuing to strengthen our support ecosystem. The larger goal is to help develop at least one good Educational Resource Organization for every five districts in India by 2030. Till date, our work in School Education has supported 250+ educational projects reaching out to over a million children across 27 states and UTs in the country. These projects have focused on 10 thematic areas and engaged with over 20,000 teachers. The impact of this wide and diverse network of education organizations has been in the areas of access, equity, curriculum, textbooks, teacher capacity, sustainability education, and school leadership, among other aspects. Higher education Some of the main aspects of the strategy of our higher education interventions have been: Supporting the creation of a technology education ecosystem in the country that is diverse and responsive to the challenges of the times; Making sustainability research and training in higher education spaces a priority; Seeding sustainability thinking in students of higher education institutions; Addressing the higher education needs of students from underserved and underprivileged communities, especially those of women. Started in 2011, our Wipro earthian Program, brings together two of our key concerns: education and sustainability. The national level school program engages educational institutions through a partner network of sustainability educators in 29 states and 3 union territories across India. Through this program we also host a national sustainability quiz program, a unique internship program for college students, and collaborate on long-term academic partnerships with leading higher education institutions such as IITB and IIMA in India. Sustainability education Wipro-earthian, now in its 11th year, is the only sustainability education program in India of its scale with diverse learning opportunities for both schools and colleges. This program has reached over 4,000+ colleges and 13,000+ schools since its inception. In 2021, the school program engaged 2,000+ schools and 4,000+ teachers in 187 districts across India and received 1,300+ submissions. In addition, we also run a large national sustainability quiz for college students which was launched in 2015 and has seen participation from 8,600 teams till date. SDGs for which we have direct positive impact through our programs SDGs for which our work indirectly contributes to positive impact Integrated Annual Report 2021-22 71 Capital-wise review

Access to primary healthcare is a key determinant of an individual’s trajectory in life. Through community initiatives, in partnership with nonprofits, we aim to build local communities’ capacity to manage their own healthcare needs and support regular delivery of preventive and curative healthcare. We currently focus on expanding our community healthcare interventions in urban low-income housing areas of major cities like Bengaluru, Mumbai, Delhi, Kolkata, Bhubaneswar and Kochi. We have reached out to 800,000 people in Andhra Pradesh, Maharashtra, Karnataka, Kerala, Nagaland, NCR, Odisha and West Bengal through 10 projects in primary healthcare with a focus on maternal and child healthcare. Ecology At Wipro, we believe sustainable cities must be at the center of any strategy for building planetary ecological resilience. As a responsible corporate citizen, we have been working on making our business practices sustainable while simultaneously focusing on fostering ecological health in our proximate communities in the cities where we are based. Building sustainable cities involves making all the relevant stakeholders talk to each other on a regular basis on urban environmental issues that matter. Bengaluru Sustainability Forum is an attempt at doing this at a city-wide level in Bengaluru. Healthcare COVID-19 response Repurposing IT Campus to care for COVID patients in Pune In June 2020, Wipro and Government of Maharashtra opened the first Covid hospital in Pune. We repurposed our IT building in Hinjewadi, Pune, and offered 1.8 lakh square feet of space for the hospital near the first wave peak. It took five weeks to build the hospital. Over a period of 18 months, the hospital admitted over 6,400 patients, with a case fatality rate of 0.16%. To support the growing demand for oxygen in the second wave, a 250 LPM oxygen generation plant was set up in June 2021. Wipro’s Pune hospital was equipped with 504 beds, 18 ventilators, ICUs and other COVID-19 treatment capabilities. The hospital staff included 15 doctors and 70 nurses. As a part of this initiative, Wipro provided building, medical equipment, furnishings, ventilators, maintenance engineering services, boarding for doctors and nurses, patient and staff food, ambulance, etc. For more information on our ‘Ecology’ initiatives, please refer to the ‘Natural Capital’ section. 72 Wipro Limited | Ambitions Realized

In the past, we have helped rebuild the lives of people affected by Bihar Floods, the Japan Tsunami, Hurricane Sandy, Philippines cyclone, Gujarat earthquake (2001), Karnataka floods (2009), Uttarakhand cloud burst and floods (2013), Chennai floods, Tamil Nadu floods (2015), Kerala floods (2018), Odisha Phailin cyclone (2013) and Fani cyclone (2019), and Amphan cyclone (2020). Cities and public spaces The role of public spaces in cities and communities in creating and fostering important human values such as social integrity, inclusion, democracy, and empathy is well established. Public spaces build a strong sense of community, increase feelings of safety and security, and encourage community members to participate in collective affairs and undertake acts of civic responsibility. The concept of ‘public space’ here refers to not just physical spaces like public parks or lakes but to intellectual and social spaces that are inclusive in spirit as well. Focusing on ‘Public Spaces in Cities and Communities’ became a part of our CSR charter in 2018. This charter supports fostering inclusive public spaces in our cities such as spaces for the arts, sports, theatre, etc. that are designed to be accessible to the public at large. We support two institutions – Museum of Art and Photography (MAP) and Bangalore International Center (BIC) – in major ways as a part of this endeavor. Bangalore International Center (BIC) In 2018, we contributed to the Bangalore International Center (BIC) with the greater goal of promoting socially inclusive, culturally dynamic, and democratic public spaces in cities. Since 2019, BIC has organized over 400 events in 20+ areas including Culture, Environment, Law, Music, Public Policy, Anthropology, Mythology, Philosophy, and others, generating over 3 lakh views for live and recorded events, including podcast listens. Museum of Art & Photography (MAP) In 2020, we had made a grant to the Museum of Art and Photography (MAP) Foundation which continued into 2021. MAP organized several digital-focused exhibitions in FY 21- 22. A significant focus was on making art more accessible to People with Disabilities (PwDs), by producing Individual Supported Living (ISL) content and conducting research to understand expectations of People with Disabilities (PwD) from museums and cultural institutions. MAP also took part in the WINDOV (Wipro Inclusion & Diversity Opportunity for Vendors) Conclave 2021, which focused on small and medium enterprises belonging to or working for economically disadvantaged and socially marginalized sections of society, such as women, people with disabilities and LGBTQ+ communities. Under the community ecology initiative, we focus on creating ecological balance in our proximate communities. We do this by taking up projects that provide direct and tangible benefits for disadvantaged communities through empowering impacts on health, education and/or livelihood as well as those that have a positive effect on the environment. Our project in agroforestry in rural Tamil Nadu has helped 400 farmers effectively implement integrated farming by planting 40,000 trees. Our projects in urban solid waste management in Bengaluru and Mysuru provide social, nutritional and health security to 25,000+ workers in the informal sector of waste management and provide a comprehensive skills upgradation program for these workers. Disaster response Natural disasters such as earthquakes, floods, and cyclones are an unfortunate reality of life, particularly in a geographically and climatically diverse country like India. Whenever these catastrophes occur, underprivileged groups are disproportionately impacted, as the already precarious nature of their livelihoods gets disrupted further. Based on our assessment of the disaster, we support affected communities through relief aid or rehabilitation support, or both. Relief aid is provided immediately after the disaster, while a detailed assessment is conducted for a long-term rehabilitation project. The aim is to enable the affected communities to restore their livelihoods and stay resilient against future disasters. Community Ecology Integrated Annual Report 2021-22 73 Capital-wise review

Wipro Cares is a not-for-profit trust that engages with our proximate communities on the issues of education for the underprivileged, including for children with disabilities, primary healthcare and the environment. In addition, the trust also works on long-term rehabilitation of affected communities after natural disasters. Programs supported by Wipro Cares in these domains include ‘Access to Education Program,’ ‘Education for Children with Disabilities,’ ‘Community Ecology Program,’ ‘Community Healthcare Program,’ and ‘Disaster Response Program’. In FY’22, Wipro Cares worked with 7 education partners, 5 projects in education for children with disabilities, 10 projects in primary healthcare, 3 projects in community ecology and 1 project in disaster rehabilitation. Employee engagement is an integral part of Wipro Cares. Wipro encourages employees to volunteer with its partners and act as catalysts in bringing about positive change and learning in the process. The Wipro Cares governance framework is a great example of employees playing a key role, both in terms of volunteering and contributions. Wipro Cares: community care through employee engagement Volunteering Sundarbans, the last tiger-inhabited mangrove forest, is threatened by erosion and natural calamities. Wipro Cares’ Kolkata location chapter has been planting mangroves in the Sundarbans since 2021. This action has indirectly assisted hundreds of local fishermen who rely on a variety of fishes and crabs that thrive because of the mangroves. More than 100 Wipro employees have volunteered over 1,600 hours to plant 3,000+ mangrove trees. CSR initiatives by Capco, a Wipro Company Capco, a Wipro company, is passionate about educational and financial inclusion for all. Capco’s Impact Consulting initiative gives development sector organizations access to our people and expertise on a pro-bono basis. Capco’s employee program allows employees to select charities and participate in activities that positively impact the communities they serve. All donations made to Capco-supported initiatives by employees are matched up to 50%. When possible, the firm also allocates funds for those negatively impacted by natural disasters. Capco and Grameen Foundation’s Bankers without Borders have collaborated on multiple projects since 2014, engaging Capco communities across Europe, APAC, and the Americas. These projects have covered many business aspects from product launches and impact reporting to developing business models and e-commerce strategies. Capco’s largest partner for Impact Consulting projects is the Grameen Foundation’s Bankers without Borders, an industry leader in using skilled volunteers to accelerate the scale, sustainability and impact of microfinance and poverty-focused organizations around the world. Since 2013, Capco has partnered with Room to Read (RtR) on a variety of initiatives with a shared goal of improving literacy, gender equality and access to education. 74 Wipro Limited | Ambitions Realized

Capital-wise review

International programs


Wipro Award for the
Most Outstanding STEM
Education Dissertation
2019-21
wipro
Fire exit

The Wipro Science Education Fellowship (SEF)

The STEM (Science, Technology, Engineering and Mathematics) programs in the US and the UK are intended for education professionals with backgrounds in science, mathematics, engineering and computing, and education policymakers. These assist them in developing disciplinary capacities while broadening their understanding of STEM subjects.

United States

Started in 2012, Wipro SEF USA is a two-year program designed to improve individual teacher practice, foster teacher leadership opportunities, and create a district corps of teacher leaders supporting sustainable, positive changes in science education. This program is anchored by University of Massachusetts Boston and has benefitted approx. 1,300 educators directly and hundreds of additional teachers indirectly, along with 250,000+ underserved students, across 35 school districts in seven states. It was adapted for online delivery due to the COVID-19 pandemic.

United Kingdom

The Wipro SEF program in the UK was launched in September 2018 with the goal of catalyzing improved STEM teaching practices among teachers and educators. It is being run in partnership with King's College, London (KCL) and Sheffield Hallam University (SHU). Both partners have managed to adapt their programs effectively in 2020. KCL has implemented a successful blended model of online sessions for STEM teachers combined with intensive personal tutoring. In 2021, we celebrated the graduation of the first cohort of the MA STEM Education program at King's College London (KCL). Over three years, our support has helped both these Universities to strengthen their STEM Education and Teacher Education programs. It has also directly benefitted over 115 teachers and teacher-mentors, and thousands of students.

Integrated Annual Report 2021-22 75

Natural capital Wipro’s approach to natural capital embraces the continuum of: Initiatives ‘within the organization’ that focus on reducing the energy, water, waste, and biodiversity footprint of our business operations; and Engaging on key external programs through a diverse set of partners on the issue of ecology The runup to COP26 saw a sharp increase in country-level commitments to Net Zero – 92 countries representing 78% of the total global emissions have made formal Net Zero commitments compared to just 29 countries representing 10% of emissions in 2019. We are also seeing a rapid upswing in corporate engagement on climate change – nearly 10,000 companies today disclose their carbon footprint to CDP while over 2,000 companies globally have formal Science Based Targets. There is a groundswell of venture capital interest, philanthropic funding, and policy incentives for achieving breakthroughs in alternative energy and energy storage technologies. However even with all these commitments and momentum, we will still be far above the 1.5 degree warming threshold above which scientists foresee run away climate change impacts. Climate change exacerbates changes in the water cycle and resulting stresses, loss of biodiversity and health of ecosystems—impacting the health and well-being of communities. Natural capital is a framework that attempts to consider of how human activities impact the planet’s ecosystem. Governance Our sustainability governance is informed by our strategic choice to work across both dimensions – business operations and with the larger community. The former is about ensuring that the ecological footprint of our operations is minimized, the organization is compliant with all regulations, and runs its business with integrity. The latter dimension goes beyond the boundaries of the organization and contributes towards development of the larger community. All key organizational stakeholders, right from the board of directors, executive leadership and different functions have defined responsibilities related to planning, execution, review, evangelization, and advocacy of the sustainability charter. Strategic oversight of sustainability programs rests at the corporate level with our Chairman, Board of Directors, and Group Executive Council. The goals and objectives are jointly set with inputs from across functions. The quarterly reviews are attended by the Chairman, Chief HR Officer apart from the Chief Sustainability Officer and Global Head of Operations. We benchmark our performance with our global peers through extensive disclosures as well as a system of rigorous internal and external audits. Board Chair: The Chairman, in collaboration with the Board of Directors and the CEO, oversees Wipro’s sustainability program, which includes climate-related programs, through the ‘Board Governance, Nomination, and Compensation Committee,’ which is chaired by an independent director and is reviewed once a quarter. Here’s an example of a recent climate-related decision: In July 2020, Wipro’s CEO formally signed and joined the ‘Transform to Net Zero’ Initiative as a founding member. The initiative’s goal is to create and distribute research, guidance, and actionable roadmaps to help all organizations reach net zero emissions. Transform to Net Zero will focus on facilitating the corporate transformation required to reach net zero emissions by 2050, as well as pushing larger change via policy, innovation, and financing. Board Level Committee: The Board Governance, Nominations, and Compensation Committee is in charge of putting the CSR policy into action. Three independent directors make up the Committee. Our corporate social responsibility policy addresses ‘Energy and Climate Change’ as part of ecological sustainability and board governance. 76 Wipro Limited | Ambitions Realized

Management approach At Wipro, we have identified energy efficiency and Green House Gases (GHG) mitigation, water efficiency and responsible water management, pollution and waste management, and campus biodiversity as our most material issues and have developed programs around them. Our Ecological Sustainability Policy, available at https:// www.wipro.com/content/dam/nexus/en/sustainability/pdf/ ecological-sustainability-policy.pdf forms the structural framework for our environmental programs and management systems. We have adopted EMS (ISO 14001:2015 standard) for nearly two decades now as one of the cornerstones of our implemented Environmental Management System (EMS). 21 of our campus sites in India and 8 in Australia are certified to ISO 14001 and ISO 45001 (Occupational Health and Safety) standards. Other campuses have also the same and are assessed as a part of our internal review/audit process. We were one of the early adopters of Green Building Design with 24 of our current buildings across campuses certified to the international LEED standard (Silver, Gold, and Platinum) during commissioning. We strive to maintain the same standards in the maintenance of our facilities. Over the years, we have developed a comprehensive inventory of our GHG emissions across our value chain. Our participation in the Carbon Disclosure Project (CDP) Climate Change Investor and Supply Chain modules for over 15 years has greatly aided in this process. In addition, we apply the Natural Capital Protocol guidelines to arrive at the valuation of our natural capital (NCV) which we publish in our annual Environmental Profit and Loss account. In 2020, we joined the ‘Transform to Net Zero’ coalition as of one of 10 founding members – this cross-sector initiative aims to accelerate the transition to net zero with a goal for the world’s 1,000 largest companies to have net zero targets backed by transformation plans. We are doing this through focused work on enabling transformation by leveraging existing efforts, building accountability, governance and led by science and best practice data and methods. Wipro is actively contributing to the publication of series of transformation guides and participation in its working groups. (https://transformtonetzero.org/) We are part of the advisory groups of CII’s Climate Change Council and the India Climate Collaborative. We also chair the Bengaluru chapter of the CIIGBC Greenco chapter (activities and benefits) Strategic partnerships are key to achieving our goals across the value chain. We work with renewable energy suppliers, energy efficient hardware manufacturers and service providers and other partners who help to reduce our overall GHG footprint including employee commute and business travel footprint. The climate related risks identified are assessed twice a year and included in the annual strategic planning exercise, in which all senior leaders participate; a multiyear planning view is incorporated, and priorities are categorized as short, medium, and long term. Our business continuity policy is used to plan for climate related disruptions which could impact business objectives. The Corporate Business Continuity Team (CBCMT) governs and guides the standard risk assessment methodology at every location and helps identify risks which could potentially impact continuity of business and related financial parameters like revenue & profitability, reputation and legal parameters. This group collaborates with various support groups in the organization to assess risks for human resources, facilities & IT infrastructure with identified impacts, probability/likelihood & controls in place. A severity matrix of Low, Medium, and High impacts is defined, and an identified crisis management group is vested with the responsibility to respond, recover, resume, return and restore from these situations. The detailed climate modelling and impact assessment exercise will help in further calibrating our risk management program. Monitoring and management of climate related issues a cross o rganization: Climate related issues are monitored by our Chief Sustainability Officer and the Head of Global Operations with respect to organization’s progress against energy and emissions targets for short term, medium term and long term. Our climate strategy is aligned with various global principles, for example Task Force on Climate Related Financial Disclosure (TCFD) and is dynamically recalibrated in line with emerging trends. The strategy is reviewed annually by the Chairman, CEO and the Chief Sustainability Officer while progress against the strategy is reviewed quarterly. The Corporate Business Continuity Team (CBCMT) and various other support groups monitor and assesses the risk arising due to climate change. The risks categorized on basis of impact on high, medium and low scale are placed in a severity matrix where controls are implemented. The Crisis Management Group is responsible to respond, recover, resume, return and restore from these situations. Integrated Annual Report 2021-22 77 Capital-wise review

Environmental risks, impacts & assessment The Enterprise Risk Management and Sustainability functions at Wipro jointly oversee environmental and climate change related risk identification and mitigation. The most important criteria considered for climate change risk identification are Planning for Business Continuity (in the case of extreme weather events), Energy and Water Scarcity accelerated by a gradual increase in average temperature and temperature ranges and precipitation variation and Health risks due to changes in temperature and related climate parameters. In 2020, we completed a comprehensive climate change risk assessment program, encompassing both physical and transitional risks, for our major operational locations across the globe, covering India (12 cities), China, Philippines, Germany, Romania, the UK, and the US. This has been carried out for two scenarios (based on the IPCC defined RCP 4.5 and RCP 8.5) covering medium to long term (2030-2050) time frames. In both scenarios, we see increased probability of higher incidence of water stress, and heat waves across cities. Below are the list of cities and regions where we see an increase in frequency of climate change risks under RCP 4.5 scenario (increase of global temperatures between 1.1 to 2.6 degree celsius relative to 1986-2005). Other than India, impact to Wipro from physical climate risks is more prominent in: Philippines—cyclones, floods, fluctuating rainfall & humidity China—coastal flooding Romania—floods, droughts US—tropical storms and tornadoes Germany, US, UK, China and Romania—transitional risk Risks identified with the potential to have a substantive financial or strategic impact over the next 5-10 years Regulatory: Mandates and regulation of existing products and services which include an annual increase of 5% in cost of fuel and electricity and RPO (renewable purchase obligations). Chronic physical—Rising mean temperatures can impact health and well being of employees. The financial impact is estimated based on projected number of extreme hot days based on RCP8.5 warming scenario for 12 locations affecting 10% of employees and the resultant revenue loss. Acute physical—Increased severity and frequency of extreme weather events such as cyclones and floods • Potential revenue loss due to increased employee absence from work due to disruption in the city infrastructure is estimated based on impaired inability to attend work for three or more days in the coastal cities of Chennai, Kochi, Kolkata, Mumbai and Vishakapatnam in India • The cost of repair for damages to build infrastructure, electric equipment and disruption in electricity grids would result in increase in use of captive diesel generators in few locations. Impacts identified using three key criteria listed a) People safety: Any climate-related risk that might possibly endanger the safety of 1,000 or more of our personnel at any given time in any area is classified as having a significant financial effect. We have estimated this to be 0.5% of staff in specific cities. b) Wipro infrastructure: Any climate-related risks that might need the relocation of more than 25% of personnel to other sites, as well as a 10% increase in infrastructure costs, are classified as having a substantial financial effect. c) Customer delivery: Any climate-related risk that has the potential to influence our customer engagement by more than 25% of the relationship value is classified as having a substantial financial effect. Furthermore, any mission-critical service should be restored within the time frame agreed upon with clients. Our risk matrix categorises climate-related threats according to (i) impact and (ii) likelihood. The cumulative financial impact of physical risks, regulatory risks and chronic risks over a five year period is estimated to be around 1.5% of expenses. This also accounts for cost of managing risks through increase insurance premia, water recycling and rain water management infrastructure, energy efficiency programs, increased cooling costs and employee relocation costs. We do not need to present a resolution at our AGM because we are not in a carbon-intensive industry and our emissions reduction program does not require any substantial modifications to our company strategy or operations. Water stress Delhi Noida Bengaluru Chennai Coimbatore Hyderabad Vishakhapatnam Mumbai Pune Kolkata Extreme hot days Delhi Noida Coimbatore Kochi Mysuru Vishakhapatnam Mumbai Heat waves Delhi Noida Bengaluru Kochi Mysuru Vishakhapatnam Mumbai Urban flooding Chennai Visakhapatnam Mumbai Kolkata 78 Wipro Limited | Ambitions Realized

Energy efficiency & GHG mitigation Targets We have SBTI (Science Based Targets Initiative) approved Net Zero goals by 2040, one of the first 7 companies globally to participate in the pilot and have their targets formally approved. These are aligned with the objectives of the Paris agreement to limit temperature rise to 1.5 degree Celsius. The following are our interim goals till 2030 By 2030, reduce Scope 1 and 2 emissions by 59% from 2017 baseline and Scope 3 emissions in 3 categories (contributing to 80% of emissions) by 55% from 2020 baseline. In absolute terms, this means a reduction of 280,000 tons of CO2 eq. Source 100% Renewable energy for purchased electricity by 2030 Energy Intensity in terms of EPI (Energy Performance Index) Achieve EPI of 125 KwH per sq. mt by 2025 from baseline of 144 in 2021 and maintain EPI thereafter GHG Emission Intensity (Scope 1 and Scope 2) on Floor Area (FAR) basis Reduction of GHG intensity from 87 KgCo2 eq./ Sq. Mt. (kgpsm) in 2020 to 50 kgpsm of Co2 – eq by 2030 Renewable Energy (RE) Renewable energy procurement to 150 million units by 2030 from the present average procurement of 75 million units Absolute reduction of 55% in Scope 3 emissions for Business Travel, Employee commute and Upstream fuel and energy related emissions by 2030 Our plan to meet the above goals is through a mitigation hierarchy that is primarily focused on emissions reduction activities in the value chain. As a first principle, we will defer carbon removal projects (offsets) to the net zero target year (2040). This is in line with the science-based targets approach of not using offsets for value chain emission. Climate change related impacts We see significant traction in decarbonization and ESG engagements across industry segments which include emission intensive Manufacturing and Heavy industries, Electricity Oil & Gas, Transportation & Logistics and Consumer goods as well as services sectors like Banking Financial Services & Insurance, Health Care and Life Sciences. These offerings draw from Wipro’s expertise in Cloud, Sustainable IT, Sustainable design, Innovation and experience (Designit), Sustainable finance (further enabled though the CAPCO acquisition), Engineering, Cybersecurity and other lines of business to offer the type of unified transformation that clients need to achieve their sustainability and Net Zero goals. We already see nearly 2% of revenue from core sustainability solutions and offerings; if we include our offerings in Cloud transformation, Domain consulting and Enterprise app modernization, the revenue contribution is multi-fold. Integrated Annual Report 2021-22 79 Capital-wise review

Performance against goals

Absolute emissions

The absolute Scope 1 and 2 emissions (India) for FY'21 has decreased by 29% from 137,930 tons to 97,348 tons. This is due to low occupancy and resultant lesser conditioned area (50% reduction) at our offices. The dashboard below provides a summary of our Global and India GHG emissions, including data centers. The figures are net emissions for all years, after considering zero emissions for renewable energy procured.

Overall Scope 1 and 2 emissions

	FY2019-20	FY2020-21	FY2021-22
Offices	135,537	84,140	**72,884**
Data centers	2,458	13,207	**9,660**

Emissions intensity

Our India office space emissions intensity (Scope 1 and Scope 2) is at 87 KgCo2 eq. per Sq. Mt. per annum, down by 19.8% from FY'21 – for reasons mentioned in under 'Notes on FY'21 emissions'. We are not publishing people-based emissions intensity for this year due to the low occupancy of office space – and as well as the fact that area-based intensities is considered a more representative metric for buildings globally.

Energy consumption

The overall energy consumption from Scope 1 and 2 boundaries (operational and financial control) is 645.9 million Mjoules, compared to 661.5 million Mjoules in the previous year, a decrease of 2.35%. The total energy consumption - electricity and diesel-based backup power - for office spaces in India is 149.2 million units; after including the electricity consumption for leased spaces, our global electricity consumption is 189 million units. Data centers in India and Germany contribute another 20.8 million units.

For India operations, about 72.4 million units constitute renewable energy procured through independent PPAs (Power Purchase agreements) with private producers. Of these 67.1 million units is with green attributes (zero emissions). Another 13 million units is attributable to renewable resources for our downstream leased spaces. In total, the renewable energy footprint in our portfolio is 80 million units (47%).

Office emissions

Though the occupancy is low (around 5 to 10% across campuses), the building air conditioning, lighting and allied electrical systems load use would not be proportional. From an assessment of three large campuses representing 35% of total campus area, we see that the conditioned area average was around 50%. Around 70% of the energy consumption for offices is from air conditioning system. Hence, the absolute energy consumption and emissions for buildings is not commensurate with low occupancy. We have also considered 50% of building area for calculating the area intensities.

Energy intensity

EPI for company-owned office spaces, measured in terms of energy per unit area has decreased to 177.3 KwH units per sq. meter per annum (from previous years 194). Absolute energy consumption for offices has remained flat compared to last year even as we have commissioned new facilities in Bangalore and Hyderabad.

Scope 3 emissions

Our total scope 3 emissions for FY'22 is 410,203 tons of Co2 eq, which accounts for 83% of our total footprint. Out of the 15 categories of scope 3 reporting as per the new GHG corporate value chain standard, we are currently reporting on all the 8 categories applicable to us.

16,969
Employee Commute

20,456
Business Travel

153
Waste

71,650
Upstream Fuel+Energy emissions

253,955
Purchased goods / services (including capital goods)

10,381
Upstream and Downstream Leased Assets

36,639
Work From Home emissions

410,203
Total

All units in tons (CO2 eq.)

*Purchased goods and services are based on material group and category spend for Tier 1 suppliers. If we include all tiers, the emissions are estimated to be around 500,000 tons. We aim to engage with top suppliers (contributing to 80% of impact) to arrive at the next level of detail in understanding emissions breakdown and planning mitigating actions.

80 Wipro Limited | Ambitions Realized

Work-from-home emissions—calculation methodology During the reporting year, most of the employees in India and overseas worked from their places of residence. We have estimated the emissions due to WFH scenario for FY’22 and have included in our Scope 3 emissions portfolio. For methodology, please refer our Annual Report FY’21. The total emissions due to WFH globally is estimated at 36,639 tons of Co2 eq, with the US contributing to 39.5% and India contributing to 31%. Though 80% of the employees are based in India, its contribution to emissions is less due to significant lower energy intensity per capita compared to other countries. * Anthesis paper on Estimating Energy Consumption & GHG Emissions for Remote Workers Total emissions The overall GHG emissions across all scopes is 492,747 tons, the main contributors to which are: purchased goods and services (52%), Electricity – purchased and generated (15%), upstream fuel and energy emissions (15%) and work-from-home emissions (7%). GHG mitigation measures Our five-year GHG mitigation plan consists of three key elements – Energy Efficiency (Reduce), Renewable Energy (RE) Purchase (Replace) and Business Travel and Commute Reduction (Reduce and Replace); of this, RE procurement will contribute the maximum, 80% share to GHG emission mitigation strategy for Scope 1 and 2. Energy efficiency Our newer buildings in Bengaluru and Hyderabad are benchmarked against the global best – with an expected EPI of 85 (units per sq meter per annum) at full occupancy. These new buildings also avoid use of UPS batteries and eliminates the environmental impact pertaining to battery manufacturing and disposal. For existing campuses, measures include new retrofit technologies to improve Chiller and Air Handling Units (AHUs), UPS optimization, integrated design, and monitoring platforms. The Global Energy command center aggregates Building Management System (BMS) inputs on a common platform to optimize operational control and improve energy efficiency. Around 15 million square feet across India are connected to the BMS. The operations platform comes with ability to address every element of the system at the equipment level and provides advanced algorithms for analytics to monitor performance. Any deviation is tracked and rectified with in-house / OEM support. Key equipment AMC contracts are tied to outcomes in terms of energy efficiency and availability of the system. We have started a program for adoption of ISO50001 Energy management system across our campuses. Integrated Annual Report 2021-22 81 Capital-wise review

Server rationalization and virtualization program: Virtual Desktop Infrastructure (VDI) provides highcapacity scalable infrastructure with on demand provisioning, high availability and high-performance Computing environment. We have enabled 9,333 VDI’s to end users across locations. Out of these 8,500 VDI’s were migrated from On-Prem to Cloud, resulting in decommissioning of 40 physical servers. Quantum is a large transformation project we undertook impacting 230K+ users, 75 enterprise applications, it was re-inventing the various productivity applications and process to make them future-ready, integrated and provide superior user experience. With the Quantum Program 240+ SAP servers were migrated to Cloud. Across our enterprise productivity applications portfolio, we have 11,486 Virtual Servers running on Cloud and 1,033 physical servers. The decommissioning of 40 VDI servers and 60 SAP servers has resulted in annualized savings of 0.82 million units in reporting year. Thin clients being used in one of our locations, which consumes less energy (80% less) compared to desktop, resulting in savings of 1.2 million units. Procurement We have joined the CDP supply chain program – the first India based company to join the platform. Through the platform we aim to engage with 60 of our top carbon intensive suppliers and encourage measurement and disclosure of their environmental data on the CDP platform for the reporting period of FY’22, RE purchase contributed to approximately 80 million units or 47.3% of our total India energy consumption of which 13 million units are for downstream leased spaces. For details on green procurement in IT hardware and other categories, please see ‘supplier section’. Business travel and employee commute The GHG inventory covers (i) travel by air, bus, train, local conveyance, and hotel stays for the category of business travel and (ii) personal cars two wheelers, public transport and Wipro arranged transport for employee commute. We have seen a 51% increase in business travel footprint from FY’21, due to opening of travel and requirements to meet customers post the critical phases of COVID-19. However, this is still less than a fifth of FY’20 (pre pandemic) We are putting in programs and processes to embed travel optimization and remote work models across key business units. Over the past few years, we have taken steps to facilitate a shift towards improved access to public transport for employees (buses, commuter trains) and carpooling. Our carpooling initiative till FY’20 had over 1 lakh registered users across locations. Our employee commute footprint is nearly the same as last year – due to majority of employees choosing to work remotely. We are the first major Indian business to join EV100, a global initiative by The Climate Group, in our commitment to transition our global fleet to electric vehicles (EVs) by 2030. At present, we have EVs as part of our fleet in few cities – the majority in Bengaluru and Hyderabad. Currently, there are challenges in scaling up due to availability of charging infrastructure, battery capacity and our operational requirements. However, we are confident that we will be able to scale up by collaborating with stakeholders across the EV ecosystem to explore new models and technologies. We also have CNG fleet in 4 cities – in fact this contributes to over 50% of trips traversed; we see this as a lower air polluting transition fuel. Challenges and work in progress Presently, there are regulatory barriers in some states combined with supply-side constraints which constrain acceleration of Renewable Energy share. Increasing our RE footprint from the present 47% to 100% by 2030 will require that we re-assess the ‘Group Captive’ investment option. The Big 3 of our Scope 3 emissions – Air Travel, Employee Commute and Purchased Goods & Services – require different approaches as each one is in different stages of ‘solutions maturity’. Rapid advances in electric mobility, the relatively high usage of public transport and car-pooling by employees pre pandemic have helped reduce our commuting related GHG emissions faster. The pandemic-induced virtual work models have helped reduce our business travel related emissions sharply. While this will ensure that we never go back to pre-pandemic levels of travel, there is likely to be some rebound effect as things normalize. Our Scope 3 goals will require an accelerated reduction of business travel emissions over the next 5 years. Given that sustainable aviation fuel is a few years away in terms of price parity, we plan to push the envelope on brining about behavioural changes on business travel. While we have started engaging with our key suppliers on carbon management, it will be a few cycles before we are able to build maturity and explore mitigation levers jointly. 82 Wipro Limited | Ambitions Realized

Water efficiency and responsible use At Wipro, we view water through inter-related lens of efficiency of use and conservation coupled with our approach of engaging with urban water as a boundaryless issue. Our articulated goals are therefore derived from this approach. Targets Reduce both absolute and area-based intensity consumption of externally procured freshwater for our operations by 50% by the year 2030 with respect to baseline consumption of FY17. Contribute to deeper understanding of systemic challenges of urban water in the major cities in India we operate from. Freshwater recycling and efficiency Freshwater consumption dropped 8.95% from last year to 774 million liters. The recycled water generation was 382.4 million liters, with a recycling ratio of 33%. Due to the low average occupancy (<6%) of our offices due to the pandemic, the per capita consumption of water is not comparable. The freshwater consumption has come down due to the arresting of leakages at three locations and commissioning of STP at one location. We also have consolidated operations by closing three locations. Consequently, the freshwater area intensity at 0.920 KL per square meter has shown a decrease of 15 % compared to the earlier year. We have achieved 50% reduction in absolute freshwater consumption from FY17. Sourcing of water Our water is from four sources – private water (mainly ground water delivered by tanker water suppliers), municipal water, water supplied by industry associations, in-situ ground water and harvested rainwater. The first two sources accounting for nearly 86% of the sourced water. Water purchased from private sources is primarily extracted from ground water. Ground water contributes to nearly 44% of our total freshwater consumption across cities in India. Freshwater use-India offices Freshwater (KL) FY2021-22 774,036 FY2020-21 850,151 FY2019-20 1,621,501 Area intensity FY2021-22 0.920 FY2020-21 1.094 FY2019-20 1.044 38% Private water (mainly Ground water) 55% Municipal and industry bodies 1.4% Rainwater Harvested 5.6% Ground water Our urban/ peri-urban facilities located in three states – Karnataka, Tamil Nadu, and Telangana, are in water stressed basins. The water supplied by the municipal bodies is sourced primarily from river or lake systems. The table below provides parentage of water sourced from different freshwater sources during the reporting year. Use of recycled water The major use of recycled water is for flushing 47%, landscape 39%, chiller 9.6%. Water treated and discharged to municipal sewers is 4% (from 2 locations PDC and GDC). The majority is from one of our locations in Pune which was converted into a Covid hospital (operational till Dec 2021) and based on the recommendations of the local authorities, treated water from the facility was let to municipal sewage network. Collaborative advocacy on water Our long-term projects on urban water in cities are providing key policy insights and levers for citizen engagement and advocacy on ground water management and its relationships to surface water flows and water bodies like lakes/tanks and wetlands. We bring together hydrogeologists, academia, government, citizen groups for a nuanced understanding of issues catalyzing citizen action on the ground. Integrated Annual Report 2021-22 83 Capital-wise review

Pollution and waste management Pollution of air and water poses one of the most serious threats to community health and societal welfare. Managing these ‘commons’ in an urban context requires business organizations to look beyond its own boundaries and adopt an integrated approach. Targets 100% of organic waste generated from business operations is recycled for effective reuse To ensure by 2025 more than 98% of other categories of waste is recycled as per appropriate national standards with less than 2% reaching landfill (excluding construction and demolition waste) We have consolidated all outputs of the work of the last seven years in Bangalore into an “Urban Waters’ repository covering case studies, guidebooks, and content in other languages. The website continues to get good traction. In 2021, we had 28K new users and 57K page views. In the reporting year, the focus was on catalyzing more on-ground engagements across the city on rainwater harvesting. This included documenting case studies, engaging with BWSSB and working on the national guidelines on RWH. We have also initiated a program with Water Institute in Bangalore University, who along with other engineering collages in the city will help monitor and estimate the ground water (shallow aquifer) potential for city, recommendations for better management and explore integration with utility supply. In early 2020, we started a program with ACWADAM, a leading organization in groundwater- that addresses the incorporation of ground water into Pune’s urban water management and governance through participatory aquifer mapping. City level recharge conducive aquifers have been identified and a program of Managed Aquifer Recharge is being implemented in collaboration with RWA’s and the municipality (PMC/PCMC) in four areas as well as along river stretches. The project is also completing inventory of springs and water tanker supplies and provide ward-level groundwater source mapping and sources This will closely work with citizen groups as well as the municipal authority to build appropriate capacities and catalyze on-ground interventions. In Chennai, through the small grants program we are supporting three community-based interventions on water. A boot camp for 20 selected participants was conducted in the year – leading to the next call for community intervention projects. In Hyderabad, we are putting together a knowledge repository of water in the city – consumption, sources, water bodies, built infrastructure and impacts on water flows. We also aim to support three community intervention projects. One intervention project in a low-income settlement has been completed – and has been well received by the community. Our waste management strategy includes: Regular monitoring of air, water, and noise pollution to ensure they are well within regulatory and industry norms Reducing materials impact on the environment through recycling and reuse Arranging for safe disposal of waste that goes outside our organizational boundaries. To operationalize our strategy, we segregate and monitor waste processing across 13 broad categories and nearly 40 subcategories 84 Wipro Limited | Ambitions Realized

Urban biodiversity The twin primary aims of our campus urban biodiversity program have been to convert our existing campuses to biodiversity zones and to develop them as platforms for wider education and advocacy, both within our organization and outside. Our biodiversity projects integrate multiple benefits of water conservation, ambient temperature reduction, air pollution mitigation and employee engagement. We started our first campus biodiversity program in Bengaluru with the Butterfly Park in 2013. We have integrated various ecosystem and educational aspects in our later projects – Wetland Park in Bengaluru and multi-thematic biodiversity project in Pune, both completed in 2019. We have now started work on a unique 40-acre reserve for endemic species of the Eastern Ghats in Hyderabad. Ex-situ conservation is one of the recommended methods to ensure the preservation of vanishing and threatened species and maintaining genetic diversity. For the reporting year, our safe disposal rate was 97% i.e. 3% of waste was landfilled (excluding construction and demolition debris) Total waste disposed during the year was 2,700 tons – though this is an increase of 612 tons compared to the previous year, it is 15% less compared to FY’20 (pre pandemic). Campus occupancy has increased in the later part of FY’22 from the low base in FY’21 due to the pandemic – resulting in higher organic waste. In addition, some of the categories of waste like electronic waste, batteries and mixed metals generated in the previous year were disposed. Also, some of the campus refurbishment work was undertaken in the year. In the reporting year, we have identified health and safety compliance and labor practices as areas of improvement. We monitor diesel generator stack emissions (NOX, SOX, and SPM), indoor air quality (CO, Co2, VOC’s, RSPM), treated water quality and ambient noise levels across 25 key locations every month. All of these meet the specified regulatory norms. The summary of our performance on solid waste management (SWM) is as follows: 80% of organic waste is recycled in house and the balance sent as animal feed outside the campus 100% of the inorganic waste is recycled through approved partners Biomedical and hazardous waste is incinerated as per approved methods. All our E-waste is currently recycled by approved vendors. 75% of the total mixed solid waste and scrap is currently recycled and the rest sent to landfills, which is an improvement from 52% in the year before. Our target is to improve this to 80% next year. Integrated Annual Report 2021-22 85 Capital-wise review

Collaborative advocacy on sustainability We are actively engaged in several forums that advance advocacy on climate change and other related environmental impacts. Examples include the ‘Transform to Net Zero Coalition’, Forum for the Future’s Responsible Energy Initiative, World Economic Forum’s Climate Change working group, ‘Business for Nature’ coalition, India Climate Collaborative and ‘CII Greenco’. A specific city-level initiative we convened is the ‘Bengaluru Sustainability Forum’. Bengaluru Sustainability Forum (BSF) The platform for urban sustainability deliberations and programs convened by Wipro has completed its 4th year and has gained good traction in seeding meaningful conversations and programs. The program is housed at the National Center for Biological Sciences and anchored by a steering committee drawn from ATREE, NCBS, BIOME, Wipro, Science Gallery, NIAS and Azim Premji University. Till date, we have completed four rounds of collaborative small grants – we have supported 29 projects out of which 11 are completed. We continue to work and explore collaborative opportunities with other organizations and programs in the city – the last in the year being the “Women and Environment Film Festival” from the Bangalore Film Society. Wipro’s Natural Capital Valuation Program Natural capital valuation is a rigorous framework that assesses and quantifies impacts—positive and negative —on nature or natural capital on account of a company’s operations and value chain. Natural Capital Impacts are calculated across six key performance indicators (KPIs) namely, GHG emissions, air pollution, water consumption, water and land pollution, waste generation and land use change. The methodology uses a value for the social cost of carbon that varies by country and geography – typically, it uses a higher discount rate for developing countries as compared to developed countries, given that the former need more ‘ecological space’ and time to fulfill their developmental imperatives. A note on the methodology: For calculating impacts due to air pollution only human health impacts were considered as they contribute to 95% of total impact from air pollution. Land use valuation was based on net change in economic value due to loss of ecosystem service and was calculated only for the electricity procured from the grid mix, since for the direct operations, land use change is not considered to be material. For calculating impact due to water consumption, the following factors were taken into consideration – impact on human health, incidence of infectious disease and impact of energy consumption. In FY’22, the total environmental costs related to Wipro’s operations and supply chain were quantified at $0.277 billion ($0.20 billion in FY’21 and $0.23 billion in FY’20), of which operational and supply chain impacts contribute 6% ($16.3 million) and 94% ($260 million) respectively. One of the main reasons for the increase is inclusion of work-from-home emissions in this year’s valuation and increase in number of employees contributing to the same. Of the operational impacts, the highest contribution is from electricity consumption at 79% ($12.9 million). Within Wipro’s upstream supply chain, purchased goods and services across all tiers of suppliers (82%; $214 million) and fuel and energy related activities (13%; $34 million) are the top two impact categories. In terms of the sources of impact, air pollution (58%; $161 million), greenhouse gas emissions (25%; $78 million) are the top two contributors. 86 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Board's Report

Dear Members,

It gives me immense pleasure to present the 76th Board's Report, on behalf of the Board of Directors (the "**Board**") of the Company, along with the Balance Sheet, Profit and Loss Account, and Cash Flow Statements for the financial year ended March 31, 2022.

I. FINANCIAL PERFORMANCE

On a consolidated basis, your Company's sales increased to ₹ 790,934 million for the current year as against ₹ 619,430 million in the previous year, recording an increase of 27.69%. Your Company's net profits increased to ₹ 122,434 million for the current year as against ₹ 108,680 million in the previous year, recording an increase of 12.66%.

On a standalone basis, your Company's sales increased to ₹ 595,744 million for the current year as against ₹ 502,994 million in the previous year, recording an increase of 18.44%. Your Company's net profits increased to ₹ 121,353 million in the current year as against ₹ 100,609 million in the previous year, recording an increase of 20.62%.

Key highlights of financial performance of your Company for the financial year 2021-22 are provided below:

(₹ in Millions)

	Standalone		Consolidated	
	2021-22	**2020-21**	**2021-22**	**2020-21**
Sales	595,744	502,994	790,934	619,430
Other Operating Income	-	-	2,186	(81)
Other Income	47,061	23,829	20,612	23,907
Operating Expenses	(490,163)	(399,975)	(662,381)	(504,357)
Share of net profit/ (loss) of associates accounted for using the equity method	-	-	57	130
Profit before Tax	152,642	126,848	151,408	139,029
Provision for Tax	31,289	26,239	28,974	30,349
Net profit for the year	121,353	100,609	122,434	108,680
Other comprehensive (loss)/income for the year	(1,487)	6,337	11,452	6,817
Total comprehensive income for the year	119,866	106,946	133,886	115,497
Total comprehensive income for the period attributable to:				
Minority Interest	-	-	187	663
Equity holders	119,866	106,946	133,699	114,834
Appropriations				
Dividend	32,891	5,478	32,804	5,459
Equity Share Capital	10,964	10,958	10,964	10,958
EPS				
- Basic	22.20	17.81	22.37	19.11
- Diluted	22.14	17.77	22.31	19.07

Note: The standalone and consolidated financial statements of the Company for the financial year ended March 31, 2022, have been prepared in accordance with the Indian Accounting Standards (Ind AS) as notified by the Ministry of Corporate Affairs and as amended from time to time.

Dividend

Pursuant to Regulation 43A of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended ("**Listing Regulations**"), the Board has approved and adopted a Dividend Distribution Policy. The policy details various considerations based on which the Board may recommend or declare Dividend, Company's dividend track record, usage of retained earnings for corporate actions, etc. The Dividend Distribution and Capital Allocation Policy are available on the Company's website at https://www.wipro.com/content/dam/nexus/en/investor/corporate-governance/policies-and-guidelines/ethical-guidelines/12769-dividend-distribution-policy-october-2016.pdf.

Pursuant to the approval of the Board on January 12, 2022, your Company paid an interim dividend of ₹ 1/- per equity share of face value of ₹ 2/- each, to shareholders whose names were appearing in the register of members as on January 24, 2022, being the record date fixed for this purpose, after deduction of applicable taxes. The total net cash outflow was of ₹ 4,921 million, resulting in a dividend payout of 4.06% of the standalone profits of the Company.

Further, the Board, on March 25, 2022, approved an interim dividend of ₹ 5/- per equity share of face value of ₹ 2/- each, to shareholders whose names were appearing in the register of members as on April 6, 2022, being the record date fixed for this purpose, after deduction of applicable taxes. The total net cash outflow was of ₹ 24,654 million, resulting in a dividend payout of 20.32% of the standalone profits of the Company.

Integrated Annual Report 2021-22 87

Board's Report

The interim dividend of ₹ 1/- and ₹ 5/-, per equity share, declared by the Board on January 12 and March 25, 2022, respectively, shall be the final dividend for the financial year 2021-22.

Your Company is in compliance with its Dividend Distribution and Capital Allocation Policy as approved by the Board.

Transfer to Reserves

Appropriations to general reserves for the financial year ended March 31, 2022, as per standalone and consolidated financial statements were:

(₹ in Millions)

	Standalone	Consolidated
Net profit for the year	121,353	122,296*
Balance of Reserves at the beginning of the year	441,458	538,052
Balance of Reserves at the end of the year	532,543	643,066

* Excluding non-controlling interest

For complete details on movement in Reserves and Surplus during the financial year ended March 31, 2022, please refer to the Statement of Changes in Equity included in the Standalone and Consolidated financial statements on page nos. 151 to 152 and 225 to 226 respectively of this Annual Report.

Share Capital

During the financial year 2021-22, the Company allotted 2,931,560 equity shares consequent to exercise of employee stock options. The equity shares allotted/transferred under the Employee Stock Option Schemes rank pari-passu with the existing equity shares of the Company. The paid-up equity share capital of the Company as of March 31, 2022, stood at ₹10,964 million consisting of 5,482,070,115 equity shares of ₹ 2/- each.

Subsidiaries and Associates

As on March 31, 2022, your Company had 140 subsidiaries and 1 associate. In accordance with Section 129(3) of the Companies Act, 2013, a statement containing salient features of the financial statements of the subsidiary companies in Form AOC-1 is provided at page nos. 293 to 298 of this Annual Report. The statement also provides details of performance and financial position of each of the subsidiaries and associates.

Audited financial statements together with related information and other reports of each of the subsidiary companies have also been placed on the website of the Company at https://www.wipro.com/investors/annual-reports/.

Your Company funds its subsidiaries, from time to time, in the ordinary course of business and as per the funding requirements, through equity, loan, guarantee and/or other means to meet working capital requirements.

In terms of the Company's Policy on determining "material subsidiary", during the financial year ended March 31, 2022, Wipro LLC was determined as a material subsidiary whose income exceeds 10% of the consolidated income of the Company in the immediately preceding financial year. Further details on the subsidiary monitoring framework have been provided as part of the Corporate Governance report.

On June 23, 2021, Wipro IT Services, LLC, a wholly owned step-down subsidiary of your Company issued US$ 750 million in USD-denominated, senior unsecured notes (the "**Notes**"). The Notes bear interest at a rate of 1.50% per annum and will mature on June 23, 2026. These Notes are unconditionally and irrevocably guaranteed by your Company.

Particulars of Loans, Guarantees and Investments

Pursuant to Section 186 of the Companies Act, 2013 and Schedule V of the Listing Regulations, disclosure on particulars relating to Loans, Guarantees and Investments are provided as part of the financial statements.

II. BUSINESS AND OPERATIONS

Celebrating over 75 years of innovation, your Company is a purpose-driven, global technology services and consulting firm with over 240,000 employees and business partners across 66 countries helping our customers, communities and planet thrive in the digital world.

Your Company is recognized globally for its strong commitment to sustainability. Your Company nurtures inclusivity as an intrinsic part of its culture. It's deep resolve to improve the communities we live and work in, is appreciated by its customers, investors, analysts, and employees.

Your Company's technologists, designers, strategists, and business partners, share an unwavering commitment to achieving its customer's ambitions and creating a humane, sustainable, and resilient future for all. Your Company's recognized capabilities across 26 industry segments in digital strategy, Wipro's FullStride cloud services, engineering, artificial intelligence ("**AI**"), and cyber security, have established it as a trusted leader in orchestrating transformation.

Your Company's holistic portfolio of capabilities and ability to navigate vertically and horizontally across ecosystems helps its clients achieve differentiation and competitive advantage. Your Company's focus is to maximize business outcomes by converging themes across industry domains, products, services, and partners as it develops and delivers tailored business solutions for its clients.

Your Company helps orchestrate the transformation journey for its clients by bringing together technology, industry expertise and ecosystems to solve complex problems and deliver value through holistic business solutions that drive

88 Wipro Limited | Ambitions Realized

outcomes. Your Company’s simplified operating model and integration of consulting and technology practices strengthens its ability to deliver such solutions effectively and at scale. Your Company is focused towards building long-term relationship with customers and tightly aligned visions and outcomes structured through a highly governed and co-managed engagement process. The rise of Environmental, Social and Governance (“ESG”) factors is redefining and elevating sustainability across industries. Your Company is a founding member of the ‘Transform to Net Zero’ initiative and is committed to contribute to the goal of planetary zero-carbon emissions. Your Company is also committed to bringing its expertise in strategy, design, and technology to help transform its customers and sectors of the global economy to sustainable business models, products, services, and ecosystems. Your Company’s IT services segment provides a range of IT and IT-enabled services which include, digital strategy advisory, customer-centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, global infrastructure services, analytics services, business process services, research and development, hardware, and software design, to leading enterprises worldwide. Your Company’s IT products segment provides a range of third-party IT products, which allows us to offer comprehensive IT system integration services. These products include computing, platforms and storage, networking solutions, enterprise information security and software products, including databases and operating systems. Your Company provides IT products as a complement to its IT services offerings rather than sell standalone IT products, and its focus continues to be on consulting and digital engagements, with a more selective approach in bidding for system integration engagements. Your Company’s ISRE segment consists of IT services offerings to organizations owned or controlled by the Government of India and/or any Indian State Governments. Your Company’s ISRE strategy focuses on consulting and digital engagements, and it is selective in bidding for system integration projects with long working capital cycles. Further information on your Company’s IT services and products offerings, industry and business overview are presented as part of the Management Discussion and Analysis Report (“MD & A Report”) from page no. 28 onwards. Material Changes and Commitments Affecting the Business Operations and Financial Position of the Company Despite the COVID-19 pandemic adversely impacting trade, supply chains, business models, employment and consumer behaviors, economies and industries are witnessing a strong yet imbalanced recovery. The pandemic has rapidly accelerated digital transformation for many organizations and has led to the adoption of digital business models driven by online customer service, remote working, supply chain reinventions, and automation for operational excellence. Owing to the accelerated rates of vaccination, it’s effectiveness, and the reduction in mobility restrictions, most economies are expected to reach its pre-pandemic levels. The consumption demand has improved; however, the recovery is uneven due to factors like imbalanced labor market, global supply chain disruptions, geo-political conflicts, inflation, and the dearth of talent. There is no direct impact on business from the ongoing geo-political conflict between Russia and Ukraine, however, your Company continues to monitor these developments. The continuous increase in demand for skilled talent has been building pressure on IT services providers amidst a significant increase in hiring, salary hikes and higher subcontracting costs. Additional information regarding your Company’s business operations and financial position are provided as part of the MD & A Report from page no. 28 onwards. Outlook Global IT service providers offer a range of end-to-end software development, digital services, IT business solutions, research and development services, technology infrastructure services, business process services, consulting, and related support functions. Various industries across the world have struggled to adapt to the extraordinary circumstances caused by the COVID-19 pandemic. With increased consumer spending, the IT industry recorded its highest year-on-year growth ever. This disruption has created space to drive innovation in services and products such as telehealth, online shopping experience enhanced with augmented reality (“AR”)/ virtual reality (“VR”), digital payments, and virtual learning solutions. While the IT industry is witnessing an unprecedented demand, supply remains constrained and talent recruitment and retention continues to be a key concern along with current geo-political situation and rising inflation. Integrated Annual Report 2021-22 89 Statutory Reports and Financial Statements

Board’s Report Companies are investing in large and complex cloud migration and transformation programs, creating multi-year opportunities for consulting services and implementation. Due to increased demand for hyper personalized products and services, next generation technologies such as data and AI mixed reality, digital engineering, blockchain, multicloud, cyber security, edge computing, and 5G are expected to grow. Acquisitions, Divestments, Investments and Mergers Your Company’s strategy supports value creation for clients and growth for the organization through five strategic priorities: accelerate growth, strengthen clients and partnerships, lead with business solutions, building talent at scale, and a simplified operating model. Your Company focusses its efforts and investments on maximum results, going deeper in areas that it believes it has the strength and defocusing on others, and scaling up to secure leadership positions. Your Company’s new strategy will bring it closer to clients, drive greater agility and responsiveness and help us become the employer of choice. Further, your Company had invested in acquiring new technology and skills. Details of the acquisitions completed by your Company are listed below: a) In April 2021, your Company acquired Capco and its subsidiaries, a global management and technology consultancy, providing digital, consulting and technology services to financial institutions in the Americas, Europe, and the Asia Pacific. b) In August 2021, your Company acquired Ampion Holdings Pty Ltd and its subsidiaries, an Australiabased provider of cyber security, DevOps, and quality engineering services. c) In December 2021, your Company acquired Edgile, LLC, a transformational cyber security consulting provider that focuses on risk and compliance, information and cloud security, and digital identity. d) In December 2021, your Company acquired LeanSwift Solutions, Inc. and its subsidiaries, a system integrator of Infor Products whose service capabilities include ERP, e-commerce, digital transformation, supply chain, warehouse management systems, business intelligence and integrations. e) In January 2022, your Company completed the acquisition of an additional equity stake of 13.3% in Encore Theme Technologies Private Limited. Consequent to the acquisition of the aforesaid additional equity stake, your Company’s holding increased from 83.4% to 96.7%. The remaining 3.3% equity stake will be acquired subject to and after receipt of certain regulatory approvals. f) In April 2022, your Company acquired Convergence Acceleration Solutions, LLC, a US-based consulting, and program management company that specializes in driving large-scale business and technology transformation for Fortune 100 communications service providers. g) In May 2022, your Company acquired Rizing Intermediate Holdings, Inc. and its subsidiaries, a global SAP consulting firm with industry expertise and consulting capabilities in enterprise asset management, consumer industries, and human experience management in North America, Europe, Asia, and Australia. h) Wipro Ventures, the strategic investment arm of Wipro, invests in enterprise software startups. These investments span across the Enterprise IT stack, and include areas like Analytics, Business Automation, Cloud Infrastructure, Cyber security, Data Management, IoT and Test Automation, among others. As of March 31, 2022, Wipro Ventures has invested in 25 companies, of which 6 have exited through successful M&A transactions. In addition to direct equity investments in emerging startups, Wipro Ventures has invested in 8 enterprise-focused venture funds: B Capital, Boldstart Ventures, Glilot Capital Partners, WorkBench, Nexus Venture Partners, Sorenson Ventures, SYN Ventures and TLV Partners. i) During the financial year 2021-22, your Company has carried out the merger of Wipro do Brasil Servicos de Tecnologia Ltda, Brazil with and into Wipro do Brasil Technologia Ltda, Brazil. j) During the financial year 2021-22, seven subsidiaries of your Company i.e., Wipro Promax Analytics Solutions Americas, LLC, Rational Consulting Australia Pty Ltd., Designit Colombia S A S, Wipro Technologies VZ, C.A, Designit Peru S.A.C, Capco Sweden AB and Wipro Corporate Technologies Ghana Limited were deregistered. Management Discussion and Analysis Report In terms of Regulation 34 of the Listing Regulations and SEBI circular SEBI/HO/CFD/CMD/CIR/P/2017/10 dated February 6, 2017, your Company has adopted salient features of Integrated Reporting prescribed by the International Integrated Reporting Council (“IIRC”) as part of its MD & A Report. The MD & A report, capturing your Company’s performance, industry trends and other material changes with respect to your Company’s and its subsidiaries, wherever applicable, are presented from page no. 28 onwards of this Annual Report. 90 Wipro Limited | Ambitions Realized

The MD & A Report provides a consolidated perspective of economic, social, and environmental aspects material to your Company’s strategy and its ability to create and sustain value to its key stakeholders and includes aspects of reporting as required by Regulation 34 of the Listing Regulations on Business Responsibility and Sustainability Report. Business Responsibility & Sustainability Report Pursuant to Regulation 34(2)(f) of the Listing Regulations, your Company is providing the prescribed disclosures on ESG parameters as part of the Business Responsibility and Sustainability Report (“BRSR”), as provided from page nos. 370 to 388 of this Annual Report. The BRSR includes details on performance against the nine principles of the National Guidelines on Responsible Business Conduct and a report under each principle, which is divided into essential and leadership indicators. Your Company has adopted the BRSR voluntarily for the financial year 2021-22. III. GOVERNANCE AND ETHICS Corporate Governance Your Company believes in adopting best practices of corporate governance. Corporate governance principles are enshrined in the Spirit of Wipro, which form the core values of Wipro. These guiding principles are also articulated through the Company’s code of business conduct, Corporate Governance Guidelines, charter of various committees and disclosure policy. As per Regulation 34 of the Listing Regulations, a separate section on corporate governance practices followed by your Company, together with a certificate from V. Sreedharan & Associates, Company Secretaries, on compliance with corporate governance norms under the Listing Regulations, is provided at page no. 116 onwards. Board of Directors Board’s Composition and Independence Your Company’s Board consists of global leaders and visionaries who provide strategic direction and guidance to the organization. As on March 31, 2022, the Board comprised of two Executive Directors, six Non-Executive Independent Directors and one Non-Executive Non-Independent Director. Definition of ‘Independence’ of Directors is derived from Regulation 16 of the Listing Regulations, New York Stock Exchange (“NYSE”) Listed Company Manual and Section 149(6) of the Companies Act, 2013. The Company has received necessary declarations under Section 149(7) of the Companies Act, 2013 and Regulation 25(8) of the Listing Regulations, from the Independent Directors stating that they meet the prescribed criteria for independence. The Board, after undertaking assessment and on examination of the relationships disclosed, considered the following Non- Executive Directors as Independent Directors: Ms. Ireena Vittal Mr. William Arthur Owens Dr. Patrick J. Ennis Mr. Patrick Dupuis Mr. Deepak M. Satwalekar Ms. Tulsi Naidu All Independent Directors have affirmed compliance to the code of conduct for independent directors as prescribed in Schedule IV to the Companies Act, 2013. Meetings of the Board The Board met six times during the financial year 2021-22 on April 14-15, 2021, June 9, 2021, July 14-15, 2021, October 12-13, 2021, January 11-12, 2022, and March 25, 2022. The necessary quorum was present for all the meetings. The maximum interval between any two meetings did not exceed 120 days. Directors and Key Managerial Personnel Pursuant to the recommendation of the Board Governance, Nomination and Compensation Committee, the Board approved re-appointment of Dr. Patrick J. Ennis (DIN: 07463299) and Mr. Patrick Dupuis (DIN: 07480046) as Independent Directors of the Company for a second term of 5 years with effect from April 1, 2021 to March 31, 2026, based on their skills, experience, knowledge, and positive outcome of performance evaluation. The said re-appointment was approved by shareholders of the Company vide special resolutions dated June 4, 2021, passed through postal ballot by e-voting. Mr. M. K. Sharma retired as Independent Director from the Board of the Company with effect from June 30, 2021. The Board places on record the immense contributions made by Mr. M.K. Sharma to the growth of your Company over the years. Pursuant to the recommendation of Board Governance, Nomination and Compensation Committee, the Board, on May 13, 2022, approved the appointment of Ms. Tulsi Naidu (DIN: 03017471) as an Additional Director in the capacity of Independent Director for a term of 5 years with effect from July 1, 2021, to June 30, 2026, subject to approval of the shareholders of the Company. At the 75th Annual General Meeting (“AGM”) held on July 14, 2021, the shareholders of the Company approved the appointment of Ms. Tulsi Naidu as an Independent Director of the Company for a period of five years from July 1, 2021 to June 30, 2026, whose office shall not be liable to retire by rotation. In the opinion of the Board, all our Independent Directors possess requisite qualifications, experience, expertise and hold high standards of integrity for the purpose of Rule 8(5)(iii)(a) of the Companies (Accounts) Rules, 2014. List of key skills, expertise, and core competencies of the Board, including the Independent Directors, is provided at page no. 119 of this Annual Report. Integrated Annual Report 2021-22 91 Statutory Reports and Financial Statements

Board’s Report Pursuant to the provisions of Section 152 of the Companies Act, 2013 and the Articles of Association of the Company, Mr. Azim H. Premji (DIN: 00234280) will retire by rotation at the 76th AGM and being eligible, has offered himself for re-appointment. Committees of the Board Your Company’s Board has the following committees: 1. Audit, Risk and Compliance Committee, which also acts as Risk Management Committee. 2. Board Governance, Nomination and Compensation Committee, which also acts as Corporate Social Responsibility Committee. 3. Administrative and Shareholders/Investors Grievance Committee (Stakeholders Relationship Committee). Details of terms of reference of the Committees, Committee membership changes, and attendance of Directors at meetings of the Committees are provided in the Corporate Governance report from page nos. 123 to 126 of this Annual Report. Board Evaluation In line with the Corporate Governance Guidelines of the Company, Annual Performance Evaluation was conducted for all Board Members as well as the working of the Board and its Committees. This evaluation was led by the Chairman of the Board Governance, Nomination and Compensation Committee with specific focus on performance and effective functioning of the Board. The Board evaluation framework has been designed in compliance with the requirements under the Companies Act, 2013, the Listing Regulations, and in accordance with the Guidance Note on Board Evaluation issued by SEBI in January 2017. The Board evaluation was conducted through a questionnaire designed with qualitative parameters and feedback based on ratings. Evaluation of the Board was based on criteria such as composition and role of the Board, Board communication and relationships, functioning of Board Committees, review of performance of Executive Directors, succession planning, strategic planning, etc. Evaluation of Committees was based on criteria such as adequate independence of each Committee, frequency of meetings and time allocated for discussions at meetings, functioning of Board Committees and effectiveness of its advice/recommendation to the Board, etc. Evaluation of Directors was based on criteria such as participation and contribution in Board and Committee meetings, representation of shareholder interest and enhancing shareholder value, experience and expertise to provide feedback, and guidance to top management on business strategy, governance, risk and understanding of the organization’s strategy, etc. The outcome of the Board Evaluation for the financial year 2021-22 was discussed by the Board Governance, Nomination and Compensation Committee and the Board at their respective meetings held in April 2022. The Board has received highest ratings on Board communication and relationships, legal and financial duties of the Board and Composition and Role of the Board. The Board noted the actions taken in improving Board effectiveness based on feedback given in the previous year. Further, the Board also noted areas requiring more focus in the future, which includes big strategic choices, strategic engagements, and decisions on long term ambitions. Policy on Director’s Appointment and Remuneration The Board Governance, Nomination and Compensation Committee has framed a policy for selection and appointment of Directors including determining qualifications and independence of a Director, Key Managerial Personnel (“KMP”), Senior Management Personnel and their remuneration as part of its charter and other matters provided under Section 178(3) of the Companies Act, 2013. Pursuant to Section 134(3) of the Companies Act, 2013, the nomination and remuneration policy of the Company which lays down the criteria for determining qualifications, competencies, positive attributes and independence for appointment of Directors and policies of the Company relating to remuneration of Directors, KMP and other employees is available on the Company’s website at https://www.wipro.com/content/dam/nexus/en/investor/ corporate-governance/policies-and-guidelines/ethicalguidelines/ wipro-limited-remuneration-policy.pdf. We affirm that the remuneration paid to Directors, senior management and other employees is in accordance with the remuneration policy of the Company. Policy on Board Diversity The Board Governance, Nomination and Compensation Committee has framed a policy for Board Diversity which lays down the criteria for appointment of Directors on the Board of your Company and guides organization’s approach to Board Diversity. Your Company believes that Board diversity basis the gender, race, age will help build diversity of thought and will set the tone at the top. A mix of individuals representing different geographies, culture, industry experience, qualification and skill set will bring in different perspectives and help the organization grow. The Board of Directors is responsible for review of the policy from time to time. The policy on Board Diversity has been placed on the Company’s website at https://www.wipro.com/investors/corporate-governance/ policies-and-guidelines/. 92 Wipro Limited | Ambitions Realized

Risk Management Your Company has put in place an Enterprise Risk Management (“ERM”) framework and adopted an enterprise risk management policy based on globally recognized standards. The objective of the ERM framework is to enable and support achievement of business objectives through risk-intelligent assessment apart from placing significant focus on constantly identifying and mitigating all categories of risks within the business. The framework has been benchmarked against the best-in-class industry practices and continuously strengthened. The framework has been digitized enabling businesses to take faster, informed and quality decisions, encouraging a risk resilient culture. The ERM framework is administered by the Audit, Risk and Compliance Committee and supported by a multi layered risk governance structure across the enterprise. For more details on the Company’s risk management framework, please refer to page nos. 42 to 44 of this Annual Report. Cyber Security Being an IT & ITES service provider, your Company’s dependency on secured digital infrastructure, to interconnect offices, employee systems, partners and clients for the day-to-day business operations, are susceptible to potential cyber event(s) impacting confidentiality, integrity and availability of our technology environment. The cyber event(s) may lead to disclosure of data, breach of privacy or security impacting reputation, trust, revenue, through legal, regulatory and contractual obligations. Such event(s) may directly impact us and our relationships with our clients and partners. Also, due to geopolitical conflicts such as the recent conflict between Russia and Ukraine, your Company and its thirdparty business providers are vulnerable to a heightened risk of cyber security attacks, phishing attacks, viruses, malware, ransomware, hacking or similar breaches from any nationstate actors, including attacks that could materially disrupt your Company’s systems and operations, supply chain, and ability to sell and distribute your Company’s services. In view of increased cyber attack scenarios, the cyber security maturity is reviewed periodically and the processes, technology controls are being enhanced in-line with the threat scenarios. Your Company’s technology environment is enabled with real time security monitoring with requisite controls at various layers starting from end user machines to network, application and the data. Programs to continuously monitor the effectiveness of the controls are implemented to effectively sustain the security controls along with focus on continuous improvement of the efficacy of the security controls with the adoption of new processes and latest technology solutions. Compliance Management Framework The Board has approved a Global Statutory Compliance Policy providing guidance on broad categories of applicable laws and process for monitoring compliance. In furtherance to this, your Company has instituted an online compliance management system within the organization to monitor compliances and provide update to the senior management and Board on a periodic basis. The Audit, Risk and Compliance Committee and the Board periodically monitor status of compliances with applicable laws. Code for Prevention of Insider Trading Your Company has adopted a Code of Conduct to regulate, monitor and report trading by designated persons and their immediate relatives as per the requirements under the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015. This Code of Conduct also includes code for practices and procedures for fair disclosure of unpublished price sensitive information which has been made available on the Company’s website at https://www.wipro.com/investors/corporate-governance/ policies-and-guidelines/. Vigil Mechanism Your Company has adopted an Ombuds process as a channel for receiving and redressing complaints from employees and directors, as per the provisions of Section 177(9) and (10) of the Companies Act, 2013, Regulation 22 of the Listing Regulations and Regulation 9A of Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015. Under this policy, your Company encourages its employees to report any incidence of fraudulent financial or other information to the stakeholders, reporting of instance(s) of leak or suspected leak of unpublished price sensitive information and any conduct that results in violation of the Company’s code of business conduct, to the management (on an anonymous basis, if employees so desire). Further, your Company has prohibited discrimination, retaliation, or harassment of any kind against any employee who reports under the Vigil Mechanism or participates in the investigation. Awareness of policies is created by, inter alia, sending group mailers highlighting actions taken by the Company against the errant employees. Mechanism followed under the Ombuds process has been displayed on the Company’s intranet and website at https://www.wipro.com/investors/ corporate-governance/policies-and-guidelines/. All complaints received through Ombuds process and investigative findings are reviewed and approved by the Chief Ombuds person. All employees and stakeholders can also register their concerns either by sending an email to ombuds.person@wipro.com or through web-based portal at https://www.wipro.com/investors/corporate-governance/ policies-and-guidelines/. Following an investigation of the concerns received, a decision is made by the appropriate authority on the action to be taken basis the findings of the investigation. In case the complainant is non-responsive for more than 15 days, the concern may be closed without further action. Integrated Annual Report 2021-22 93 Statutory Reports and Financial Statements

Board’s Report The below table provides details of complaints received/ disposed during the financial year 2021-22: No. of complaints pending at the beginning of financial year 44 No. of complaints filed during the financial year 939 No. of complaints disposed during the financial year 901 No. of complaints pending at the end of the financial year 82 All cases were investigated, and actions taken as deemed appropriate. Based on self-disclosure data, 18% of these cases were reported anonymously. The top categories of complaints were non-adherence to internal policy/process at 52%, followed by workplace concerns and behavioral issues at 34%. The majority of cases (79%) were resolved through engagement of human resources or mediation or closed since they were unsubstantiated. The Audit, Risk and Compliance Committee periodically reviews the functioning of this mechanism. No personnel of the Company were denied access to the Audit, Risk and Compliance Committee. Information Required under Sexual Harassment of Women at Workplace (Prevention, Prohibition & Redressal) Act, 2013 Your Company has constituted an Internal Complaints Committee, under the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013 and has a policy and framework for employees to report sexual harassment cases at workplace. The Company’s process ensures complete anonymity and confidentiality of information. Adequate workshops and awareness programmes against sexual harassment are conducted across the organization. The below table provides details of complaints received/disposed during the financial year 2021-22. Number of complaints at the beginning of the financial year 14 No. of complaints filed during the financial year 41 No. of complaints disposed during the financial year 42 No. of complaints pending at the end of the financial year 13 As per the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013, your Company follows calendar year for annual filling with statutory authority and as per the filing, a total of 37 complaints related to sexual harassment were raised in the calendar year 2021. Related Party Transactions Your Company has historically adopted the practice of undertaking related party transactions only in the ordinary and normal course of business and at arm’s length, as part of its philosophy of adhering to highest ethical standards, transparency, and accountability. In line with the provisions of the Companies Act, 2013 and the Listing Regulations, the Board has approved a policy on related party transactions. The policy on related party transactions has been placed on the Company’s website at https://www.wipro.com/content/ dam/nexus/en/investor/corporate-governance/policiesand- guidelines/ethical-guidelines/policy-for-relatedparty- transactions.pdf. All related party transactions are placed on a quarterly basis before the Audit, Risk and Compliance Committee and before the Board for approval. Prior omnibus approval of the Audit, Risk and Compliance Committee and the Board is obtained for the transactions which are foreseeable and of a repetitive nature. There were no contracts, arrangements or transactions entered during financial year 2021-22 that fall under the scope of Section 188(1) of the Companies Act, 2013. Accordingly, the prescribed Form AOC-2 is not applicable to the Company for the financial year 2021-22 and hence does not form part of this report. Details of transaction(s) of your Company with entity(ies) belonging to the promoter/promoter group which hold(s) more than 10% shareholding in the Company as required under para A of Schedule V of the Listing Regulations are provided as part of the financial statements. Pursuant to Regulation 23(9) of the Listing Regulations, your Company has filed the reports on related party transactions with the Stock Exchanges. Directors’ Responsibility Statement Your Directors hereby confirm that: a) in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures. b) the Directors have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit and loss of the Company for that period. c) the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 2013 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities. d) the Directors have prepared the annual accounts on a going concern basis. e) the Directors have laid down internal financial controls to be followed by the Company and that such internal financial controls are adequate and operating effectively. 94 Wipro Limited | Ambitions Realized

f) adequate systems and processes, commensurate with the size of the Company and the nature of its business, have been put in place by the Company, to ensure compliance with the provisions of all applicable laws as per the Company’s Global Statutory Compliance Policy and that such systems and processes are operating effectively. Wipro Employee Stock Option Plans/ Restricted Stock Unit Plans Your Company has instituted various employee stock options plans/restricted stock unit plans from time to time to motivate, incentivize, and reward employees. The Board Governance, Nomination and Compensation Committee administers these plans. The stock option plans are in compliance with the Securities and Exchange Board of India (Share Based Employee. Benefits and Sweat Equity) Regulations, 2021, as amended (“Employee Benefits Regulations”) and there have been no material changes to these plans during the financial year. Disclosures on various plans, details of options granted, number of shares arising as a result of exercise of options, etc., as required under the Employee Benefits Regulations, are available on the Company’s website at https://www.wipro.com/content/ dam/nexus/en/investor/annual-reports/2021-2022/ disclosure-under-sebi-share-based-employee-benefitsand- sweat-equity-regulations-2021-for-the-year-endedmarch- 31-2022.pdf. No employee was issued stock options during the year equal to or exceeding 1% of the issued capital of the Company at the time of grant. Particulars of Employees Information required pursuant to Section 197(12) of the Companies Act, 2013 read with Rule 5(1) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 is provided as Annexure I to this report. A statement containing, inter alia, the names of top ten employees in terms of remuneration drawn and every employee employed throughout the financial year and in receipt of remuneration of ` 102 lakh or more and, employees employed for part of the year and in receipt of remuneration of ` 8.50 lakh or more per month, pursuant to Rule 5(2) the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 is provided as Annexure II to this report. IV. INTERNAL FINANCIAL CONTROLS AND AUDIT Internal Financial Controls and their Adequacy The Board of your Company has laid down internal financial controls to be followed by the Company and such internal financial controls are adequate and operating effectively. Your Company has adopted policies and procedures for ensuring the orderly and efficient conduct of its business, including adherence to the Company’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial disclosures. Statutory Audit Deloitte Haskins & Sells LLP, Chartered Accountants (Registration No. 117366W/W-100018) have been appointed as the statutory auditors to hold the office till the conclusion of the 76th AGM of the Company. The Board has recommended their re-appointment as the statutory auditors of the Company, for a second term of five consecutive years, from the conclusion of the 76th AGM scheduled to be held in the year 2022 till the conclusion of the 81st AGM to be held in the year 2027, for approval of shareholders of the company at the ensuing AGM, based on the recommendation of the Audit, Risk and Compliance Committee. Deloitte Haskins & Sells LLP have confirmed that they satisfy the independence criteria required under the Companies Act, 2013 and other applicable guidelines and regulations. There are no qualifications, reservations or adverse remarks made by Deloitte Haskins & Sells LLP, Statutory Auditors, in their report for the financial year ended March 31, 2022. Pursuant to provisions of the Section 143(12) of the Companies Act, 2013, neither the Statutory Auditors nor the Secretarial Auditor has reported any incident of fraud to the Audit, Risk and Compliance Committee during the year under review. Secretarial Audit Pursuant to the provisions of Section 204 of the Companies Act, 2013 and the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, the Company has appointed Mr. V. Sreedharan, Partner, V. Sreedharan & Associates, a firm of Company Secretaries in Practice, to conduct Secretarial Audit of the Company. The Report of the Secretarial Audit in Form MR-3 for the financial year ended March 31, 2022, is enclosed as Annexure III to this Report. There are no qualifications, reservations or adverse remarks made by the Secretarial Auditor in his report. V. KEY AWARDS AND RECOGNITIONS Your Company is one of the most admired and recognized companies in the IT industry. Your Company has won several awards and accolades, details of which are provided at page no. 17 of this Annual Report. VI. SOCIAL RESPONSIBILITY AND SUSTAINABILITY Corporate Social Responsibility Your Company is at the forefront of Corporate Social Responsibility and sustainability initiatives and practices. Your Company believes in contributing to creating lasting impact towards creating a more just, equitable, humane, and sustainable society. Integrated Annual Report 2021-22 95 Statutory Reports and Financial Statements

Board’s Report Your Company has been involved with social initiatives for more than a decade and a half and engages in a deep and meaningful manner on critical issues in the fields of education, primary healthcare, urban ecology, and disaster response. Your company works with a network of more than 200 committed partner organizations in these domains. Some of the highlights of the work for the past year include: (i) Simultaneous focus on access and inclusion in schools for children from vulnerable communities in combination with systemic, long term reforms in education. There is a conscious focus in the current projects on children with disability and for supporting government school infrastructure. (ii) Wipro-earthian, a flagship program in sustainability education with an outreach to nearly 1,500 schools and colleges across 30 states in India. (iii) Expansion and strengthening of work in primary health care with focus on Reproductive Health, Maternal, Infant and Child Care. (iv) Active portfolio of projects that aim to improve urban water governance and management in Bengaluru, Pune, Chennai, and Hyderabad. (v) A model of robust employee volunteering and monetary contribution with more than 35,000 employee volunteers in India, Philippines, US, UK, Romania, Poland, Singapore, Australia, etc. Continuing from last year, your Company provided Covid grants during the peak of the second wave (April-July 2021) supporting the field work of some of its existing partners with whom it had already worked in 2020. The grants included support for running the Covid center at the Commonwealth Games village in New Delhi. A key highlight is that your Company continued to run its Pune Covid hospital till end of December 2021, when the Pune district administration suggested it be wound down due to the low number of cases. Over a period of 18 months, the hospital admitted over 6,400 patients, with a case fatality rate of 0.16%. Your Company’s support included 35,000 sq. ft of hospital space, 450 beds, medical equipment including ventilators, a separate pediatric ward, a 250 litre per minute oxygen plant, ambulances, food for all patients and staff, boarding for all doctors and nurses, the services of the hospital CEO, critical medicines, and maintenance services. Your Company also continued to support the Global Covid Care and Medical Consortium (“GCCMC”), a virtual platform that accelerates knowledge sharing about critical aspects of Covid care amongst doctors and medical experts. As per the provisions of the Companies Act, 2013, a company meeting the specified criteria shall spend at least 2% of its average net profits for three immediately preceding financial years towards CSR activities. Accordingly, your Company spent ` 2,216 million towards CSR activities during the financial year 2021-22. The Board of Directors noted that your Company’s CSR spend for the year ended March 31, 2021, was ` 2,512 million as against its obligation of ` 1,656 million. An excess of ` 856 million which was spent in the financial year 2021- 22 is available for set-off. Considering that ` 856 million can be set off in a time frame of three immediately succeeding years, and pursuant to the recommendation by the Board Governance, Nomination and Compensation Committee, the Board of Directors of your Company approved the set off the excess spend, in equal proportion, over a period of next three financial years. The contents of the CSR policy and the CSR Report as per the format notified in the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 dated January 22, 2021, is attached as Annexure IV to this report. CSR policy is also available on the Company’s website at https://www.wipro.com/sustainability-archive/. The terms of reference of CSR committee, framed in accordance with Section 135 of the Companies Act, 2013, forms part of Board Governance, Nomination and Compensation Committee. The Committee consists of three Independent Directors, Mr. William Arthur Owens, Ms. lreena Vittal and Mr. Patrick Dupuis, as its members. Mr. William Arthur Owens is the Chairman of the Committee. We affirm that the implementation and monitoring of CSR activities is in compliance with the Company’s CSR objectives and policy. Particulars Regarding Conservation of Energy and Research and Development and Technology Absorption Details of steps taken by your Company to conserve energy through its “Sustainability” initiatives, Research and Development and Technology Absorption have been disclosed as part of the MD & A Report. Foreign Exchange Earnings and Outgoings During the financial year 2021-22, your Company’s foreign exchange earnings were ` 548,490 million and foreign exchange outgoings were ` 259,602 million as against ` 463,447 million of foreign exchange earnings and ` 213,295 million of foreign exchange outgoings for the financial year 2020-21. VII. DISCLOSURES Annual Return Pursuant to Section 92(3) and Section 134(3)(a) of the Companies Act, 2013, the Company has placed a copy of the Annual Return as of March 31, 2022, on its website at https://www.wipro.com/content/dam/nexus/en/investor/ annual-reports/2021-2022/annual-return-fy21-22.pdf. 96 Wipro Limited | Ambitions Realized

Other Disclosures a) Your Company has not accepted any deposits from the public and as such, no amount on account of principal or interest on public deposits was outstanding as on the date of the balance sheet. b) Your Company has not issued shares with differential voting rights and sweat equity shares during the year under review. c) Your Company has complied with the applicable Secretarial Standards relating to ‘Meetings of the Board of Directors’ and ‘General Meetings’ during the year. d) Maintenance of cost records and requirement of cost Audit as prescribed under the provisions of Section 148(1) of the Companies Act, 2013 are not applicable to the business activities carried out by the Company. e) There are no significant material orders passed by the Regulators/Courts which would impact the going concern status of the Company and its future operations. f) Details of unclaimed dividends and equity shares transferred to the Investor Education and Protection Fund authority have been provided as part of the Corporate Governance report. g) There are no proceedings initiated/pending against your Company under the Insolvency and Bankruptcy Code, 2016 which materially impact the business of the Company. h) There were no instances where your Company required the valuation for one time settlement or while taking the loan from the Banks or Financial institutions. Acknowledgements and Appreciation Your Directors take this opportunity to thank the customers, shareholders, suppliers, bankers, business partners/associates, financial institutions and Central and State Governments for their consistent support and encouragement to the Company. I am sure you will join our Directors in conveying our sincere appreciation to all employees of the Company and its subsidiaries and associates for their hard work and commitment. Their dedication and competence have ensured that the Company continues to be a significant and leading player in the IT Services industry. For and on behalf of the Board of Directors, Bengaluru Rishad A. Premji June 8, 2022 Chairman Integrated Annual Report 2021-22 97 Statutory Reports and Financial Statements

ANNEXURE I

Statement of Disclosure of Remuneration under Section 197 of the Companies Act, 2013 and Rule 5(1) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014

Remuneration paid to Whole-Time Directors

Name of Directors	Designation	% increase/decrease of remuneration in 2022 as compared to 2021*	Ratio of remuneration to MRE*	Ratio of remuneration to MRE and WTD*
Rishad A. Premji	Chairman	17.01	174.02	174.02
Thierry Delaporte[(1)]	Chief Executive Officer and Managing Director	24.02	1006.31	1006.31

MRE – Median Remuneration of employees, WTD – Whole-Time Director

* Rounded off to two decimals

[(1)] Mr. Thierry Delaporte was appointed as the Chief Executive Officer and Managing Director of the Company with effect from July 6, 2020 and hence the remuneration is not comparable. The remuneration of Chief Executive Officer and Managing Director is computed on an accrual basis. It also includes the amortization of RSUs granted to him, which will vest over a period of time and the RSUs that will vest based on performance parameters of the Company. The remuneration disclosed includes components such as a one-time cash award, as per the terms approved by the shareholders at the Annual General Meeting held in July 2020.

Remuneration paid to other Directors

Name of Directors	Designation	% increase/decrease of remuneration in 2022 as compared to 2021*	Ratio of remuneration to MRE*	Ratio of remuneration to MRE and WTD*
Azim H. Premji	Founder Chairman	33.71	13.07	13.07
Ireena Vittal	Independent Director	32.98	18.17	18.17
M. K. Sharma[(2)]	Independent Director	NA	4.81	4.81
Patrick J. Ennis[#]	Independent Director	0.18	26.94	26.94
Patrick Dupuis[#]	Independent Director	0.18	26.94	26.94
William Arthur Owens[#]	Independent Director	0.18	37.66	37.66
Deepak M. Satwalekar[(3)]	Independent Director	NA	16.98	16.98
Tulsi Naidu[(4)]	Independent Director	NA	14.79	14.79

MRE – Median Remuneration of employees, WTD – Whole-Time Director

* Rounded off to two decimals

[(2)] Comparable figures have not been provided as Mr. M. K. Sharma retired as an Independent Director with effect from close of business hours on June 30, 2021.

[(3)] Mr. Deepak M. Satwalekar was appointed as an Independent Director with effect from July 1, 2020 and hence comparable figures have not been provided.

[(4)] Ms. Tulsi Naidu was appointed as an Independent Director with effect from July 1, 2021 and hence comparable figures have not been provided.

[#] The increase of remuneration in 2022 as compared to 2021 is due to exchange rate fluctuation.

Remuneration paid to other Key Managerial Personnel (KMP)

Name of KMPs	Designation	% increase/decrease of remuneration in 2022 as compared to 2021*	Ratio of remuneration to MRE*	Ratio of remuneration to MRE and WTD*
Jatin Pravinchandra Dalal	Chief Financial Officer	62.01	152.22	152.22
M. Sanaulla Khan**	Company Secretary	38.57	35.32	35.32

MRE- Median Remuneration of Employees, WTD - Whole-Time Director

*Rounded off to two decimals

**Remuneration includes perquisites value of Restricted Stock Units exercised during the respective years.

98 Wipro Limited | Ambitions Realized

Notes: 1. The MRE excluding Whole-Time Directors was ` 793,086 and ` 717,900 in fiscal 2022 and fiscal 2021 respectively. The increase in MRE excluding the Whole-Time Directors in fiscal 2022 as compared to fiscal 2021 is 10.47%. 2. The MRE including Whole-Time Directors was ` 793,086 and ` 717,900 in fiscal 2022 and fiscal 2021 respectively. The increase in MRE including the Whole-Time Directors in fiscal 2022 as compared to fiscal 2021 is 10.47%. 3. The number of permanent employees on the rolls of the Company as of March 31, 2022, and March 31, 2021, was 236,204 and 201,665 respectively. 4. The aggregate remuneration of employees excluding WTD grew by 19.5% over the previous fiscal, attributed to the increase in headcount. The aggregate increase in salary for WTDs and other KMPs was 26.71% in fiscal 2022 over fiscal 2021, on account of the following: a. For the fiscal 2022, Mr. Rishad A. Premji was paid commission as per the terms approved by the shareholders at the Annual General Meeting held in July 2021. b. The compensation disclosed for Mr. Thierry Delaporte includes components such as an expatriate allowance, variable pay, one-time cash award and the amortization of RSUs granted to him which will vest over a period of time and RSUs that will vest based on performance parameters of the Company c. Computation of remuneration to Mr. Jatin Pravinchandra Dalal is on an accrual basis and it includes the amortization of Restricted Stock Units (RSU) granted to him, which will vest over a period of time and RSUs that will vest based on performance parameters of the Company. 5. The Company affirms that the remuneration is paid as per the remuneration policy of the Company. Variable Pay Compensation The variable pay of executive officers, including the Chief Executive Officer and Managing Director, is based on clearly laid out criteria and measures, which are linked to the desired performance and business objectives of the organization. The criteria for variable pay, which is paid out quarterly/annually, includes financial parameters like revenue, profit achievement, operating margin achievement and other strategic goals as decided by the Board from time to time. Apart from the variable pay component, long term (typically greater than one year) incentives granted to executive officers, including the Chief Executive Officer and Managing Director, includes both time-based stock units (RSUs) and performance-based stock units (PSUs). The vesting of PSUs is based on performance parameters of the Company over a defined performance period and is linked to predefined financial goals. Time-based stock units typically vest over a defined period. The vesting pattern and schedule for both these types of stock units are as determined by the Board Governance, Nomination and Compensation Committee. Integrated Annual Report 2021-22 99 Statutory Reports and Financial Statements

100 Wipro Limited | Ambitions Realized

ANNEXURE II

Information as per Rule 5(2) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014

A) Top 10 employees in terms of salary drawn during the financial year 2021-22

Sl. No.	Name of the Employee	Date of Joining (DD-MM-YYYY)	Gross Remuneration (in ₹)	Qualification	Age	Experience (yrs)	Last Employment	Designation
1.	Thierry Delaporte#*	06-07-2020	798,089,733	Bachelor's Degree in Economy and Finance, Masters in Law	55	27	Capgemini	Chief Executive Officer and Managing Director
2.	Bhanumurthy B M	03-09-1992	331,988,740	B.Tech, PGDM	58	35	CMC Ltd	President and Chief Operating Officer
3.	Saurabh Govil	11-05-2009	162,538,240	B.Sc, PGDM - PM & IR	54	33	GE India	President and Chief Human Resources Officer
4.	Rishad A. Premji	20-07-2007	138,009,178	B.A, MBA	45	23	Bain & Company	Executive Chairman
5.	Kumudha Sridharan	31-05-1995	132,505,492	BE	58	35	ITI Ltd	Senior Vice President
6.	Jatin Pravinchandra Dalal*	01-07-2002	120,719,970	BE, CA, PGDBA, CFA (USA), CGMA (UK), CMA	47	23	GE India	President and Chief Financial Officer
7.	Kiran K Desai	21-09-1998	92,461,540	BE, PG Diploma	56	35	Unicorp Industries	Senior Vice President - GIS
8.	Sunita Cherian	04-11-1996	65,867,546	B.Tech, PGDBA	48	25	First Employment	Senior Vice President - Human Resources
9.	Deepak Acharya	01-02-2018	54,342,082	B.Sc, LLB, FCS	54	26	Procter & Gamble Singapore	Senior Vice President & General Counsel
10.	Dipak Kumar Bohra	14-06-2002	50,296,496	B.Com, CA, ICWAI	49	25	Aditya Birla Group	Senior Vice President and Chief of Internal Audit

Notes:

1. Remuneration comprises salary, allowances, commission, performance based payments, perquisite and Company's contribution to Provident Fund and super-annuation as per definition contained in Section 2(78) of the Companies Act, 2013, paid during the year. It also includes perquisites value of Restricted Stock Units (RSUs) exercised, if any, by employees.
2. The nature of employment is contractual in all the above cases.
3. In terms of proviso to Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, particulars of employees posted and working in a country outside India, not being Directors or their relatives, have not been included in the above statement.
4. Mr. Rishad A. Premji, who is in the employment of the Company, is the son of Mr. Azim H. Premji, Founder Chairman of the Company. Computation of remuneration of Mr. Rishad A. Premji, Chairman includes cash bonus (part of his salary) on an accrual basis, which is payable over a period of time.

Figures mentioned in ₹ are equivalent of amounts paid in foreign currency, as may be applicable. It includes components such as a one-time cash award, as per the terms approved by the shareholders at the Annual General Meeting held in July 2020.

* Computation of remuneration to the Chief Executive Officer and Managing Director, Chief Financial Officer is on an accrual basis and includes the amortization of RSUs granted to them, which will vest over a period of time and RSUs that will vest based on performance parameters of the Company.

Statutory Reports and Financial Statements

B) Employees drawing salary of ₹ 102 lakh or above per annum and posted in India

Name of the Employee	Date of joining (DD-MM-YYYY)	Gross Remuneration (in ₹)	Qualification	Age	Experience (yrs)	Last Employment	Designation
Aathir Ahad	20-01-2003	13,483,849	BE	49	26	Bangalore Labs	General Manager & Group Head
Ajay Nahar	24-06-2019	11,676,716	MBA (International Business & Finance)	43	20	Ernst & Young	General Manager
Amal Bhattacharya	03-08-2010	13,339,329	Corporate PGDBA, BE	57	31	Sun Microsystems	General Manager & Presales Head - India
Amit S R	23-10-2015	13,012,260	LLB	45	21	HCL Technologies Ltd.	General Manager & Associate General Counsel
Animesh Sengupta	12-09-2006	12,597,235	B.Com	52	31	GE Money	General Manager & Global Head - Technology
Anindita Chattopadhyay Ray	02-01-2019	11,924,604	MBA (Marketing)	58	29	Tata Consultancy Services Ltd	Vice President & Country Delivery Head
Anurag Seth	03-05-1990	22,790,446	BE, PGDBM - Information Management	55	32	First Employment	Vice President & Head - Talent Transformation, TopGear & Business
Aparna Iyer	21-04-2003	21,918,953	CA	41	19	First Employment	Vice President
Arunkumar M	03-02-1997	19,887,984	M.S. Software Engineering	48	25	IISc	Vice President & Practice Head
Ashish Chawla	21-09-1998	13,219,320	CA	49	24	UTI	Vice President & BFM Head - iCORE
Bhaskar Pandey	01-10-2019	12,623,674	Post Graduate MMS	51	28	Vara Infotech Ltd	General Manager & Sector Head - India PRE
Bhavani Padmanabhan	09-05-2016	15,934,398	LLB, Master in Business Law	53	30	SABMiller India Limited	Vice President & Deputy General Counsel - Global Legal Head - IP
Byomokesh Tripathy	07-07-2014	12,124,751	MBA	46	22	GE Appliances and Lighting	Vice President
Chandra Shekar S N	06-11-1995	22,106,081	BE	49	26	Indian Industrial Machines	Vice President
Deepak Maheshwari	26-05-2003	10,136,146	MCA	49	24	Mphasis Corp	General Manager & Presales Head - Data & Analytics
Denny John	12-08-1996	17,182,773	BE	50	31	Modi Olivetti Ltd	Vice President
Devender Malhotra	23-08-2002	20,074,017	BE, PGD	50	27	Satyam GE Software	Vice President & Global Delivery Head, CIS
Dilip Dialani	13-06-2005	11,812,807	MFM	46	23	MBT	Vice President
Gaurav Kedia	27-11-2003	15,143,287	B.Com., CA , CS	41	18	First Employment	Vice President, Global Controller
Gaurav Sai Mittal	30-08-1999	13,387,054	B.Tech-Chemical	45	22	First Employment	General Manager & Practice Head
Gopikrishnan Gouri Ramachandran	27-08-2012	18,066,496	PGDBM International Business General Management	50	26	Infosys Ltd	Vice President & Managing Partner
Hari Raja S	06-01-2020	20,965,895	Business Management Science	45	18	Cognizant Technologies	Vice President & Practice Head - Sales Force
Harish Dwarkanhalli	10-12-2019	36,061,578	BE	47	25	Cognizant Technologies	President - Applications & Data

Integrated Annual Report 2021-22 101

Name of the Employee	Date of joining (DD-MM-YYYY)	Gross Remuneration (in ₹)	Qualification	Age	Experience (yrs)	Last Employment	Designation
Harsh Bhatia	07-11-2002	21,034,420	B.Sc	56	34	DakSH	Vice President - Operations
Jayant Prabhu K	05-08-1996	17,897,400	BE	46	25	First Employment	Vice President
Kamini Shah	18-01-2017	15,192,121	CA	52	25	Hewlett Packard	Vice President and BFM Head - Americas 1
Kapil Gupta	28-08-2017	10,717,893	MSc Information Technology	46	21	Sapient Corporation - Spoc	Senior Partner - Domain Consulting
Kiran Tailor I	26-05-2003	10,892,467	BE (Electronics)	45	24	NSEiT	General Manager - Client Solutions Group
Kishore Janardhan Hegde	27-10-2014	11,265,815	BE (Computer Science)	50	27	IBM	General Manager & Practice Head
Krishnakumar N	05-09-1994	18,755,644	B.Sc, M.Sc (Computer Science)	54	30	DRDO	Vice President - Global Head Service Transformation
Krishnan Subramanian	13-04-2015	15,327,398	CA	54	30	Content Media India Pvt Ltd	Vice President
Kumar N S	03-07-1995	15,068,965	B.Sc (Computer Science)	51	30	C DAC	Vice President & Delivery Head - APMEA
Madhusudan Narayana Murthy	10-08-2015	15,552,338	B.Sc	49	23	Sapient	Vice President
Manish N	02-12-2019	13,215,209	BE	51	30	SAP Labs India Pvt Ltd	Vice President
Manjunath A V	01-05-1995	16,242,782	BE	52	30	Standard Autolog	Vice President
Manoj Madhusudhanan	07-07-2003	12,571,576	BE	49	27	Skanda Software	Fellow - Wipro Digital
Mark Allan Felsinger	09-03-2015	12,284,516	B.A Economics	48	25	Kenya Airways	General Manager & Head
Milind Halapeth	15-01-2007	20,342,932	BE, MBA	49	28	Publicis Groupe	Vice President
Mohit B Lal	16-03-1999	17,959,124	B.Sc, MCA	52	28	MXSS Delhi	Vice President & SDH
Murali Parthasarathy	01-08-2012	14,196,358	BE	53	30	Allgreen Ecotech Solutions Pvt Ltd	Vice President
Nagarjuna Sadineni	14-12-2007	17,941,352	MBA	53	33	Wep Peripherals	Vice President-Global Delivery Enablement
Nanda Kishore N	01-08-1994	19,756,532	BE, PG Diploma	50	28	Hypermedia Info Systems	Vice President
Narayana Prasad Shankar	01-12-2014	13,422,569	B.Tech- Chemical	50	27	Infosys	Vice President
Narayana Shenoy	24-12-1990	15,877,854	BE (Computer Science)	53	31	First Employment	General Manager & Practice Head
Niloy Mukherjee	16-01-2020	14,590,943	MTech	52	26	Cognizant Technologies	Vice President & Practice Head
Parminder Singh Kakria	02-03-2016	11,602,275	MTech	40	16	DuPont	Head Government Affairs - Americas, Europe & APMEA
Peyush Agarwal	07-09-2015	10,054,600	MBA General Management	50	21	Target	Principal Consultant
Prasad Gantasai	01-02-2006	22,018,525	B.A., MSW	48	27	Isoft India	Vice President & Head - HR, iDEAS
Prasenjit Lahiri	05-01-1995	12,692,150	BE	53	28	TVS Electronics	Vice President
Prashant Kumar Singh	01-08-2020	10,580,650	B.Tech Electrical Engineering	40	14	Q3 Technologies	Senior Delivery Manager
Priti Kataria	01-06-1998	43,603,469	MBA	49	23	First Employment	Vice President and HR Head: iCORE

102 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Name of the Employee	Date of joining (DD-MM-YYYY)	Gross Remuneration (in ₹)	Qualification	Age	Experience (yrs)	Last Employment	Designation
Rahul Mansharamani	19-10-2004	19,728,041	BE, PG Diploma	46	22	Eicher Motors Ltd	Vice President
Rahul Shah	02-11-2015	28,638,547	PGDM	51	26	Infosys Digital	Vice President
Rajeev Rajagopalan	28-05-2020	22,670,631	BE	48	25	Conduent	Vice President & Americas-2 Delivery Head
Rajesh Sehgal	04-06-2001	15,456,819	BE, MBA	52	26	Hoogovens	Vice President
Rajeswar Nair	01-08-2020	11,450,692	B.A.	45	20	Blackstone Advisors India Pvt Ltd	Senior Delivery Manager
Ramachandran P	16-12-1996	16,029,120	BE	47	25	First Employment	Vice President
Rammohan C V	28-08-2000	11,271,120	M.S.	52	27	Department of Telecom	General Manager & Country Delivery Head
Reshmi Shankar	17-06-2019	11,065,061	Diploma in Hotel Management	45	21	Honeywell	General Manager
Rituparna Ghosh	15-03-2001	10,317,569	MBA-Business Management	48	24	ITpace.com	Vice President
Rohan Vikram Prabhu	11-01-2018	10,285,344	PGDM Computer Aided Design (CAD)	50	24	NTT Data Services	Vice President & Head of APAC- DOP
Saibal Basu	15-07-2002	15,515,796	B.Sc	56	32	Trigent Software	Vice President
Sambhaji Shivajirao Deshmukh	05-09-2014	11,618,437	BE (Instrumentation)	54	28	Reliance Comm	General Manager & Delivery Assurance Head
Samir Gadgil	09-10-2004	15,392,954	BE, MPM	46	23	Cedar Consulting	Vice President - Human Resources
Sanaulla Khan Mohammed	12-05-2015	28,011,056	M.Com, FCS	51	28	ICICI Prudential Life Insurance Co. Ltd.	Vice President & Company Secretary
Sandeep Aggarwal	11-05-2020	28,045,289	CA	46	26	Alight Services India Pvt Ltd	Vice President, Finance iDEAS
Sandesh Jaikrishan	01-09-2018	15,585,570	BE in Electronics & Communication	47	24	Aon Hewitt	Enterprise Architect
Sanjay Tarsemlal Jaireth	21-05-2019	13,411,217	MBA	48	23	Mphasis	General Manager & Sector Head India SRE BFSI
Sanjeev R	07-09-1998	14,986,011	BE	50	26	CMC Ltd	Solution Delivery Head
Sanjeev Singh	02-11-2018	31,174,750	BTech, PGDM	56	21	Aegis Ltd	Senior Vice President
Sarika Pradhan Jena	29-12-2003	11,025,848	M.Com	49	24	PWC	General Manager
Satish Raghammudi	19-11-2007	11,720,077	MBA Operations Information Technology	47	22	Infosys Technologies	General Manager & Delivery Head - SAP
Satish Y	19-04-2000	17,229,670	BE	49	26	Jindal Vijayanagar Steel Ltd	Vice President
Seshu Kumar G V	10-08-1998	10,999,795	B.Tech	47	26	ECIL	General Manager & Practice Head - VDI
Sheetal Sharad Mehta	16-09-1994	49,664,123	BE	49	28	First Employment	Senior Vice President
Somanath Ballari	22-06-2015	22,104,052	WISTA-MS Law	47	22	Avery Dennison (India) Pvt Ltd	Vice President & Deputy General Counsel

Integrated Annual Report 2021-22 103

Name of the Employee	Date of joining (DD-MM-YYYY)	Gross Remuneration (in ₹)	Qualification	Age	Experience (yrs)	Last Employment	Designation
Srinivas Sai Nidadhavolu	16-08-2002	20,192,768	B.Com., PGDM	49	26	Agro Tech Foods	Vice President & Practice Head - SAP
Srinivasan G	14-04-1999	33,226,194	BE	52	31	Indchem Electronics	Vice President
Sriram Ranganathan	07-11-2005	10,323,160	CA	39	17	Cognizant Technology	General Manager, Finance
Srivatsan Venkataramani	12-01-2012	16,912,218	PGDM Finance	54	27	Oracle Financial Services Ltd	Vice President
Sudheesh Babu C	02-04-2001	10,201,223	C I S A	55	22	Price WaterHouse	General Manager & Practice Head
Sudhir Kesavan	09-01-2017	16,985,296	BTech	48	25	Value Labs	Senior Vice President
Sumit Taneja	08-05-2006	16,352,898	BA, PGD	44	18	Tata Motors Ltd	Vice President
Supriya Das	01-07-1987	28,376,931	BE	58	34	First Employment	Vice President & Practice Head
Surendranath Garimella	10-07-2006	25,127,072	B.Sc.,MCA	54	32	MSG Systems	Vice President
Swati Oberoi	06-11-2017	11,246,945	Business Management Science	55	31	Tata Consultancy Services	General Manager
Venkataraman Mahadevan	10-08-2004	18,536,891	B.Sc., Advance Diploma in SMGT	51	17	NIIT Limited	Vice President
Vijay Kumar K	28-02-2000	12,697,610	PhD Electronics and Communication Engineering	51	27	Cadence Design Systems	DMTS - Distinguished Member, IES
Vijayaraghavan K V	05-04-1995	13,073,047	BE	53	30	Schenck Avery	General Manager
Vijayasimha Alilughatta	28-02-2014	47,769,019	BE	48	26	Infosys Limited	Senior Vice President
Vipin Chandran Nair	12-03-2012	19,126,936	M.A. in Economics	51	28	TickerPlant Ltd	General Manager & Head - Communications
Vishwas Deep	01-03-1992	27,958,508	BE (Mechanical)	53	30	First Employment	Vice President and Global Head

104 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

C) Employed for part of the year with an average salary of ₹ 8.5 lakh or above per month and posted in India

Name of the Employee	Date of joining (DD-MM-YYYY)	Gross Remuneration (in ₹)	Qualification	Age	Experience (yrs)	Last Employment	Designation
Amit Bajoria	30-10-2000	28,259,010	CA	44	21	First Employment	Senior Vice President
Amit Chhibba	30-08-1999	9,478,755	Engineering	45	23	Puncom	General Manager & Engineering Delivery Head
Anand Kabra	21-10-2021	11,520,211	PGDCA Operations	49	25	Cognizant Technology Solutions Ltd	Vice President
Anup G. Purohit	24-05-2021	27,906,378	BE (Electronics)	51	26	Yes Bank	Senior Vice President
Ashok Philipose	16-04-1996	21,935,182	BE	52	27	Pentafour Software	Vice President
Ayaskant Sarangi	03-12-2012	43,257,635	PGDBM	47	24	GE India	Senior Vice President - Human Resources
Balasubramanian K.	17-04-2002	32,776,494	B.Com, CA	42	20	First Employment	Vice President
Bonam Rajkumar	08-10-2014	10,316,119	Human Resources	46	21	Lenovo India Pvt Ltd	General Manager
Dinesh Wadehra	01-06-2021	18,961,090	BE, MBA, MS	53	32	Jones Lang Lasalle	Vice President
Gurmeet Singh Sran	16-07-2009	11,384,989	M.Sc	52	27	Genpact	Senior Practice Director
Keyur Maniar	12-03-2007	9,474,313	BE, MBA	52	28	Capital One Financial	Senior Vice President
Mrityunjay Kumar Srivastava	28-09-2004	10,234,453	MA	52	28	Center for Organizational Development, Hyderabad	Vice President
Pavan Papalal Agrawal	10-10-2012	14,726,682	BE	50	27	Infosys Ltd	Vice President
Putul Mathur	24-04-2006	13,568,932	PG, Diploma in Personnel Management and Industrial Relations	53	27	Nittany Outsourcing Services	Vice President - Human Resources
Rajeev Menon	18-10-2021	8,659,372	PGD Human Resources	51	31	Cognizant Technology Solutions Ltd	Vice President
Ranu Singh	05-08-2019	12,462,498	B.Sc, MBA (Finance)	47	20	Genpact Healthcare & P&C	Head - Buy Side Insurance Products
Ravi Gupta	28-11-2011	11,067,189	PG Diploma	45	20	Genpact	Senior Partner
Renil Kumar	19-04-2004	16,074,791	MPM	50	23	Saint Gobain	Vice President
Rohit Vishal Gupta	02-08-2021	20,148,774	MA (PM&IR) TISS	47	22	Wipro GE Healthcare Pvt Ltd	Vice President
Salil Mahajan	27-09-2021	8,252,845	MBA (Finance)	49	26	Cognizant Technology Solutions Ltd	Vice President
Satvinder Singh Madhok	02-08-2021	9,896,936	M.S. Information Systems	57	28	Barclays Bank Technology	Vice President
Satyajit Kunjur Narayan	17-09-2007	14,443,701	MBA	49	29	Reach Sewn Technologies	Pre Sales Head
TV Sriram	30-09-2019	18,184,736	PGD, BE	52	30	Juniper Networks Solution India Pvt Ltd	Vice President

Notes:

1. The above table contains details of employees in alphabetical order and does not include the details of remuneration drawn by the top 10 employees as their details are provided in item (A) of Annexure II to this Board's Report.
2. Remuneration comprises salary, allowances, commission, performance based payments, perquisite and Company's contribution to provident fund and superannuation as per the definition contained in Section 2(78) of the Companies Act, 2013 paid during the year. It also includes perquisites value of Restricted Stock Units (RSUs) exercised, if any, by employees.
3. The nature of employment is contractual in all the above cases.
4. None of the employees employed throughout the financial year or part thereof, were in receipt of remuneration in that year, in which the aggregate, or as the case may be at a rate which, in the aggregate, is in excess of that drawn by the Managing Director or Whole-Time Director or Manager and holds by himself or along with his spouse and dependent children, not less than two per cent of the equity shares of the Company.
5. In terms of the proviso to Rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, particulars of employees posted and working in a country outside India, not being Directors or their relatives, have not been included in the above statement.

Integrated Annual Report 2021-22 105

ANNEXURE III Form No. MR-3 SECRETARIAL AUDIT REPORT [Pursuant to Sub-Section (1) of Section 204 of the Companies Act, 2013 and Rule 9 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014] For the Financial Year Ended March 31, 2022 To, The Members, Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru—560 035 We have conducted the secretarial audit of the compliance of applicable statutory provisions and the adherence to good corporate practices by Wipro Limited (“the Company”). Secretarial Audit was conducted in a manner that provided us a reasonable basis for evaluating the corporate conducts/statutory compliances and expressing our opinion thereon. Based on our verification of the Company’s books, papers, minute books, forms and returns filed and other records maintained by the Company and also the information provided by the Company, its officers, agents and authorized representatives during the conduct of secretarial audit, we hereby report that in our opinion, the Company has, during the audit period covering the financial year ended on March 31, 2022 (“the audit period”) complied with the statutory provisions listed hereunder and also that the Company has proper Board-processes and compliancemechanism in place to the extent, in the manner and subject to the reporting made hereinafter: We have examined the books, papers, minute books, forms and returns filed, and other records maintained by the Company for the financial year ended on March 31, 2022 according to the provisions of: i. The Companies Act, 2013 (the Act) and the rules made thereunder. ii. The Securities Contracts (Regulation) Act, 1956 (“SCRA”) and the rules made thereunder. iii. The Depositories Act, 1996 and the Regulations and Byelaws framed thereunder. iv. Foreign Exchange Management Act, 1999 and the rules and regulations made thereunder to the extent of Foreign Direct Investment and Overseas Direct Investment. There was no External Commercial Borrowing by the Company during the period under review. v. The following Regulations and Guidelines prescribed under the Securities and Exchange Board of India Act, 1992 (“SEBI Act”):- a. The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011. b. The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015. c. The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018 (Not Applicable to the Company during the Audit Period). d. The Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021. e. The Securities and Exchange Board of India (Issue and Listing of Debt Securities) Regulations, 2008 (Not Applicable to the Company during the Audit Period). f. The Securities and Exchange Board of India (Issue And Listing of Non-Convertible Redeemable Preference Shares) Regulations, 2013 (Not Applicable to the Company during the Audit Period). g. The Securities and Exchange Board of India (Issue and Listing of Non-Convertible Securities) Regulations, 2021 (Not Applicable to the Company during the Audit Period). h. The Securities and Exchange Board of India (Registrars to an Issue and Share Transfer Agents) Regulations, 1993 regarding the Companies Act and dealing with client. i. The Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009 (Not Applicable to the Company during the Audit Period). j. The Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 (Not Applicable to the Company during the Audit Period) and k. Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015. vi. Other laws applicable specifically to the Company namely: a. Information Technology Act, 2000 and the rules made thereunder b. Special Economic Zones Act, 2005 and the rules made thereunder c. Software Technology Parks of India rules and regulations We have also examined compliance with the applicable clauses of the following: i. Secretarial Standards issued by The Institute of Company Secretaries of India on meetings of the Board of Directors and general meetings. ii. Listing Agreements entered into by the Company with Bombay Stock Exchange Limited and National Stock Exchange of India Limited. We have not examined compliance by the Company with applicable financial laws, like direct and indirect tax laws, since the same have been subject to review by statutory financial audit and other designated professionals. 106 Wipro Limited | Ambitions Realized

During the period under review, the Company has complied with the provisions of the Act, Rules, Regulations, Guidelines, etc. mentioned above. We further report that: The Board of Directors of the Company is duly constituted with proper balance of Executive Directors, Non-Executive Directors and Independent Directors. The changes in the composition of the Board of Directors that took place during the period under review were carried out in compliance with the provisions of the Act. Adequate notice is given to all directors to schedule the Board Meetings, agenda and detailed notes on agenda were sent at least seven days in advance and a system exists for seeking and obtaining further information and clarifications on the agenda items before the meeting and for meaningful participation at the meeting. As per the minutes of the meetings duly recorded and signed by the Chairman, the decisions of the Board were unanimous, and no dissenting views have been recorded. We further report that based on the review of the compliance reports/certificates of the Company Secretary which were taken on record by the Board of Directors, there are adequate systems and processes in the company commensurate with the size and operations of the company to monitor and ensure compliance with applicable laws, rules, regulations, and guidelines. We further report that during the audit period, except for the below event, there was no event / action having a major bearing on the Company’s affairs in pursuance of the above referred laws, rules, regulations, guidelines etc. During the month April 2021, the Company has completed the acquisition of Capco Group for an upfront cash consideration of US$ 1,450/- Million. For V. SREEDHARAN & ASSOCIATES Company Secretaries (V. Sreedharan) Partner FCS: 2347; CP No. 833 Place: Bengaluru Date: April 29, 2022 UDIN: F002347D000241740 Peer Review Certificate No. 589/2019 This report is to be read with our letter of even date which is annexed as ‘Annexure -1’ and forms an integral part of this report. Integrated Annual Report 2021-22 107 Statutory Reports and Financial Statements

Annexure -1 To, The Members Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru—560 035 Our report of even date is to be read along with this letter: 1. Maintenance of secretarial record is the responsibility of the management of the company. Our responsibility is to express an opinion on these secretarial records based on our audit. 2. We have followed the audit practices and processes as were appropriate to obtain reasonable assurance about the correctness of the contents of the Secretarial records. The verification was done on test basis to ensure that correct facts are reflected in secretarial records. We believe that the processes and practices, we followed provide a reasonable basis for our opinion. 3. We have not verified the correctness and appropriateness of financial records and Books of Accounts of the company. 4. Wherever required, we have obtained the Management representation about the compliance of laws, rules and regulations and happening of events etc. 5. The compliance of the provisions of Corporate and other applicable laws, rules, regulations, standards is the responsibility of management. Our examination was limited to the verification of procedures on test basis. 6. The Secretarial Audit report is neither an assurance as to the future viability of the company nor of the efficacy or effectiveness with which the management has conducted the affairs of the company. For V. SREEDHARAN & ASSOCIATES Company Secretaries (V. Sreedharan) Partner FCS: 2347; CP No. 833 Place: Bengaluru Date: April 29, 2022 UDIN: F002347D000241740 Peer Review Certificate No. 589/2019 108 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

ANNEXURE IV

ANNUAL REPORT ON CORPORATE SOCIAL RESPONSIBILITY ("CSR") ACTIVITIES FOR FY 2021-22

1. Brief outline on CSR Policy of the Company: **A brief outline of the Company's CSR policy, including an overview of the projects or programs proposed to be undertaken, is available at https://www.wipro.com/sustainability-archive/.**

2. Composition of CSR Committee: **The Board Governance, Nomination and Compensation Committee ("Committee") also acts as the CSR Committee of the Company. The Committee comprises of the following members as at March 31, 2022:**

Sl. No.	Name of Director	Designation/Nature of Directorship	Number of meetings of CSR Committee held during the year	Number of meetings of CSR Committee attended during the year
1.	William Arthur Owens	Independent Director, Chairman of the Committee	5	5
2.	Ireena Vittal	Independent Director, Member of the Committee	5	5
3.	Patrick Dupuis	Independent Director, Member of the Committee	5	3*

* The Committee was re-constituted during the year due to retirement of Mr. M.K. Sharma, w.e.f. June 30, 2021 and appointment of Mr. Patrick Dupuis, w.e.f. July 1, 2021. Since the appointment of Mr. Patrick Dupuis as Member, there were three meetings of the Committee.

3. Provide the web-link where Composition of CSR Committee, CSR Policy and CSR Projects approved by the Board are disclosed on the website of the company: **Details on composition of CSR Committee, CSR Policy and CSR Projects approved by the Board of Directors are available at https://www.wipro.com/sustainability-archive/.**

4. Provide the details of impact assessment of CSR projects carried out in pursuance of sub-rule (3) of Rule 8 of the Companies (Corporate Social Responsibility Policy) Rules, 2014, if applicable (attach the report): **The Company will carry out impact assessment of projects, as and when applicable, and will provide details of the same as part of its future reports pursuant to Rule 8(3) of the Companies (Corporate Social Responsibility Policy) Rules, 2014.**

5. Details of the amount available for set-off in pursuance of sub-rule (3) of Rule 7 of the Companies (Corporate Social Responsibility Policy) Rules, 2014 and amount required for set-off for the financial year, if any:

(In ₹ Millions)

Sl. No.	Financial Year	Amount available for set-off from preceding financial years	Amount required to be set-off for the financial year, if any
1.	2020-21	856	285

6. Average net profit of the company as per Section 135(5) (calculated for 3 preceding financial years i.e. FY 2018-19, FY 2019-20 and FY 2020-21): **₹ 91,594 Million**

7. a) Two percent of average net profit of the company as per Section 135(5): **₹ 1,832 Million**
   b) Surplus arising out of the CSR projects or programs or activities of the previous financial years: **NIL**
   c) Amount required to be set-off for the financial year 2021-22, if any: **₹ 285 Million**
   d) Total CSR obligation for the financial year 2021-22 (7a+7b-7c): **₹ 1,547 Million**

8. a) CSR amount spent or unspent for the financial year 2021-22:

Total amount spent for the Financial Year (in ₹ Millions)	Amount Unspent (in ₹)				
	Total Amount transferred to Unspent CSR Account as per Section 135(6)		Amount transferred to any fund specified under Schedule VII as per second proviso to Section 135(5)		
	Amount	Date of transfer	Name of the Fund	Amount	Date of transfer
2,216 (inclusive of administrative overheads)	-	-	-	-	-

Integrated Annual Report 2021-22 109

b) Details of CSR amount spent against ongoing projects for the financial year:

(In ₹ Millions)

1	2	3	4	5		6	7	8	9	10	11	
Sl. No.	Name of the Project	Item from the list of activities in Schedule VII to the Act	Local area (Yes/No)	Location of the project		Project duration#	Amount allocated for the project (for current financial year)	Amount spent in the current financial Year	Amount transferred to Unspent CSR Account for the project as per Section 135(6)	Mode of Implementation- Direct (Yes/No)	Mode of Implementation - Through Implementing Agency	
				State	District						Name	CSR Registration number
1.	Community Healthcare	Item (i)- promoting health care including preventive health care	Project is implemented pan-India	Refer enclosure		3 years	14	14	NIL	No	Wipro Cares	CSR00004747
2.	Education for Underprivileged	Item (ii) - promoting education, including special education and employment enhancing vocation skills especially among children, women, elderly and the differently abled and livelihood enhancement projects	Project is implemented pan-India	Refer enclosure		3 years	46	23	NIL	No	Wipro Cares & Wipro Foundation	CSR00004747 & CSR00004905
3.	Education: Systemic Reforms		Project is implemented pan-India	Refer enclosure		3 years	114	79	NIL	No	Wipro Foundation	CSR00004905
4.	Education for Children with Disability		Project is implemented pan-India	Refer enclosure		3 years	16	6	NIL	No	Wipro Cares	CSR00004747
5.	Higher Education for Skills Building		Project is implemented pan-India	Refer enclosure		3 years	1,506	1,506	NIL	Yes	-	-
6.	Engineering Education		Yes	Refer enclosure		3 years	19	5	NIL	Yes	-	-
7.	Sustainability Education	Item (iv) - ensuring environmental sustainability, ecological balance, protection of flora and fauna, animal welfare, agroforestry, conservation of natural resources and maintaining quality of soil, air and water	Project is implemented pan-India	Refer enclosure		3 years	29	23	NIL	Yes, and through implementing agency	Wipro Foundation	CSR00004905
8.	Ecology-Water		Project is implemented pan-India	Refer enclosure		3 years	50	6	NIL	No	Wipro Foundation	CSR00004905
9.	Renewable Energy		Yes	Refer enclosure		3 years	400	390	NIL	Yes	-	-
10.	Community Ecology		Project is implemented pan-India	Refer enclosure		3 years	4	4	NIL	No	Wipro Cares	CSR00004747
11.	Sustainability Advocacy and Research	Item (ix) (b) - Contributions to public funded Universities and institutions engaged in conducting research in science, technology, engineering and medicine aimed at promoting Sustainable Development Goals (SDGs)	Project is implemented pan-India	Refer enclosure		3 years	17	17	NIL	Yes, and through implementing agency	Wipro Foundation	CSR00004905
12.	Rural livelihood programs	Item (x) - rural development projects	Project is implemented pan-India	Refer enclosure		3 years	2	2	NIL	No	Wipro Cares	CSR00004747
13.	Disaster Relief	Item (xii) - disaster management, including relief, rehabilitation and reconstruction activities	Project is implemented pan-India	Refer enclosure		3 years	9	1	NIL	Yes, and through implementing agency	Wipro Cares	CSR00004747

110 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

1	2	3	4	5		6	7	8	9	10	11	
Sl. No.	Name of the Project	Item from the list of activities in Schedule VII to the Act	Local area (Yes/No)	Location of the project		Project duration#	Amount allocated for the project (for current financial year)	Amount spent in the current financial Year	Amount transferred to Unspent CSR Account for the project as per Section 135(6)	Mode of Implementation-Direct (Yes/No)	Mode of Implementation - Through Implementing Agency	
				State	District						Name	CSR Registration number
14.	Protection of national heritage, art and culture	Item (v) - protection of national heritage, art and culture including restoration of buildings and sites of historical importance and works of art; setting up public libraries; promotion and development of traditional art and handicrafts	Yes	Refer enclosure		2 years	35	32	NIL	No	Wipro Foundation	CSR00004905
15.	COVID-19 Medical Infrastructure	Item (xii) - disaster management, including relief, rehabilitation and reconstruction activities	Yes	Refer enclosure		1 year	81	81	NIL	Yes	-	-
						TOTAL*	2,342	2,189				

The duration of project mentioned above excludes the financial year in which such project commenced, as defined under Rule 2(i) of the Companies (Corporate Social Responsibility Policy) Rules, 2014.

* Amounts in the above table are subject to rounding-off adjustments.

c) Details of CSR amount spent against other than ongoing projects for the financial year:

(in ₹ Millions)

1	2	3	4	5		6	7	8	
Sl. No.	Name of the Project	Item from the list of activities in Schedule VII to the Act	Local area (Yes/No)	Location of the project		Amount spent for the project	Mode of Implementation – Direct (Yes/No)	Mode of Implementation – Through Implementing Agency	
				State	District			Name	CSR Registration number
1.	COVID 19-Contribution	Item (i)- Eradicating hunger, poverty and malnutrition, promoting health care including preventive health care and sanitation including contribution to the Swach Bharat Kosh set-up by the Central Government for the promotion of sanitation and making available safe drinking water	Project is implemented pan-India	Refer enclosure		2	Yes	-	-
					TOTAL*	2			

* Amounts in the above table are subject to rounding-off adjustments.

Integrated Annual Report 2021-22 111

d) Amount spent in Administrative Overheads: ₹ **25 Million**

e) Amount spent on Impact Assessment, if applicable: **Not Applicable**

f) Total amount spent for the Financial Year 2021-22 (8b+8c+8d+8e): ₹ **2,216 Million**

g) Excess amount for set-off, if any:

Sl. No.	Particulars	Amount (in ₹ Millions)
(i)	Two percent of average net profit of the Company as per Section 135(5) (calculated for 3 preceding financial years i.e. FY 2018-19, FY 2019-20 and FY 2020-21)	1,832
(ii)	Total CSR obligation for the financial year 2021-22	1,547*
(iii)	Total amount spent for the financial year 2021-22	2,216
(iv)	Excess amount spent for the financial year 2021-22 [(iii)-(ii)]	669
(v)	Surplus arising out of the CSR projects or programmes or activities of the previous financial years, if any	NIL
(vi)	Amount available for set-off in succeeding financial years [(iv)-(v)]	669

* This excludes an amount of ₹ 285 Million, being the amount set-off in FY 2021-22 from the excess spend of the preceding financial year.

9. a) Details of Unspent CSR amount for the preceding three financial years: **Not Applicable**

b) Details of CSR amount spent in the financial year for ongoing projects of the preceding financial year(s):

(in ₹ Millions)

1	2	3	4	5	6	7	8	9
Sl. No.	Project ID	Name of the Project	Financial Year in which the project was commenced	Project duration #	Total amount allocated for the project	Amount spent on the project in the reporting Financial Year	Cumulative amount spent at the end of reporting Financial Year	Status of the project - Completed/ Ongoing
1.	Community Healthcare	Community Healthcare	2018-19	3 years	14	14	71	Completed
2.	Education for Underprivileged	Education for Underprivileged	2018-19	3 years	46	23	230	Completed
3.	Education: Systemic Reforms	Education: Systemic Reforms	2018-19	3 years	114	79	624	Completed
4.	Education for Children with Disability	Education for Children with Disability	2018-19	3 years	16	6	144	Completed
5.	Higher Education for Skills Building	Higher Education for Skills Building	2018-19	3 years	1,506	1,506	8,741	Completed
6.	Engineering Education	Engineering Education	2018-19	3 years	19	5	34	Completed
7.	Sustainability Education	Sustainability Education	2018-19	3 years	29	23	216	Completed
8.	Ecology – Water	Ecology – Water	2018-19	3 years	50	6	39	Completed
9.	Ecology – Biodiversity	Ecology – Biodiversity	2018-19	3 years	-	-	32	Completed
10.	Renewable Energy	Renewable Energy	2018-19	3 years	400	390	3,547	Completed
11.	Community Ecology	Community Ecology	2018-19	3 years	4	4	19	Completed
12.	Sustainability Advocacy and Research	Sustainability Advocacy and Research	2018-19	3 years	17	17	136	Completed
13.	Rural livelihood programs	Rural livelihood programs	2018-19	3 years	2	2	37	Completed
14.	COVID-19 Medical Infrastructure	COVID-19 Medical Infrastructure	2020-21	1 year	81	81	244	Completed
15.	Protection of national heritage, art and culture	Protection of national heritage, art and culture	2020-21	2 years	35	32	100	Ongoing
				TOTAL*	2,333	2,188	14,214	

The duration of project mentioned above excludes the financial year in which such project commenced, as defined under rule 2(i) of the Companies (Corporate Social Responsibility Policy) Rules, 2014.

* Amounts in the above table are subject to rounding-off adjustments.

112 Wipro Limited | Ambitions Realized

Integrated Annual Report 2021-22 113 10. In case of creation or acquisition of capital asset, furnish the details relating to the asset so created or acquired through CSR spent in the financial year (asset-wise details): Not Applicable a) Date of creation or acquisition of the capital asset(s). b) Amount of CSR spent for creation or acquisition of capital asset. c) Details of the entity or public authority or beneficiary under whose name such capital asset is registered, their address etc. d) Provide details of the capital asset(s) created or acquired (including complete address and location of the capital asset). 11. Specify the reason(s), if the company has failed to spend two per cent of the average net profit as per Section 135(5): Not Applicable Rishad A. Premji William Arthur Owens Chairman Chairman of Board Governance, Nomination and Compensation Committee Bengaluru June 8, 2022 Statutory Reports and Financial Statements

114 Wipro Limited | Ambitions Realized

List of implementing partners

Sl. No.	Project Name	Name of Implementing Partners	State	District
1	Community Healthcare	Health Education Agricultural Development, Centre for Migration and Inclusive Development, Centre for Youth & Social Development, Doctors For You, ECS Hospice, Native Medicare Charitable Trust, Niramaya Health Foundation, Rural Literacy and Health Programme (RLHP), Sabuj Sangha, Vasavya Mahila Mandali	Telangana, Kerala, Odisha, Maharashtra, Nagaland, Tamil Nadu, Karnataka, West Bengal, Andhra Pradesh	Anantapur, Kochi, Bhubaneswar, Mumbai, Tuensang, Somayampalayam, Mysuru, Kolkata, Vizag
2	Education for Underprivileged	Kalvi Thunai, Army Navy Air Force Wives Activity, Aseema Charitable Trust, ASHA Foundation, Sahasra Deepika International for Education (SDIE), Savitribai Phule Mahila Ekatma, Udayan, Vanavil Trust	Tamil Nadu, Uttar Pradesh, Maharashtra, Karnataka, West Bengal	Coimbatore, Chennai, Gautam Buddh Nagar, Mumbai, Aurangabad, Bengaluru, Kolkata
3	Education: Systemic Reforms (Organizations funded through direct grants)	Aarohi Society, Space for Nurturing Creativity (SNC), Aavishkaar Yaatraa, Apni Shala Foundation, Palakniti Pariwar, Unnati Institute for Social and Educational Change, Atma Foundation, Bookworm Trust & Library, Caring with Colour, Maarga, Vidya Mytri Trust, Vision Empower Trust, SeasonWatch, Nature Conservation Foundation (NCF), CARMDAKSH (Centre for Action Research & Management in Developing Attitudes, Knowledge, Skills in Human Resources), Catalysts for Social Action, Chale Chalo, Gramothhan, Klorofeel Foundation, Patang, Cohesion Foundation Trust, Khamir Society Ahmedabad, Samerth Charitable Trust, Digantar Shiksha Evam Khelkhud Samiti, Dooars Jagron, Shikshamitra, I am a teacher, Let's Educate Children In Need, I-Saksham, Jammu & Kashmir Association of Social Workers, Lokmitra, School Education Trust for the Disadvantaged (SETD), Vanangana, Northeast Education Trust (NEET), Ayang Trust, Pararth Samiti, Synergy Sansthan, Pratigya, Satya Special School, Shaheed Virender Smarak Samiti (SVSS), The Forest Way, Dakshin Foundation	Uttarakhand, Himachal Pradesh, Maharashtra, Goa, Karnataka, Chhattisgarh, Odisha, Gujarat, Rajasthan, West Bengal, Delhi-NCR, Bihar, Jammu & Kashmir, Uttar Pradesh, Assam, Madhya Pradesh, Jharkhand, Puducherry, Haryana, Tamil Nadu, Andaman & Nicobar Islands	Nainital, Kedarnath valley, Rudraprayag, Palampur, Mumbai, Pune, Akola, Panaji, Tumkur, Bengaluru, Koppal, Korba, Sundergarh, Sonepur, Bissam Cuttack, Sambalpur, Bargarh, Kutch, Juhapura, Vejalpur, Ahmedabad, Jaipur, Banarhat, Jalpaiguri, Kolkata, New Delhi, Jamui, Gaya, Srinagar, Raebareli, Aligarh, Banda, Guwahati, Majuli, Tamia, Chhindwara, Harda, Khunti, Puducherry, Samalkha, Thiruvannamalai, Andaman
	Education: Systemic Reforms (Organizations funded through seeding fellowships)	Aafaaq Foundation, Adhvan, Sajag, Samaaveshi Paathshala, Vardishnu, BELIEF (Better Education Lifestyle and Environment Foundation), Mil Ke Chalo, Vidyodaya, Universe Simplified Foundation, ASWA (Amma Social Welfare Association), Inquilab Foundation, Avaniti Education and Training Foundation, Shiksharth Trust, Eikas Foundation, Vidhya Vidhai, Feathers, Kanavu, Thrive Foundation, Gramotthan, I-saksham, Prayog, Karunodaya Foundation, Sahodaya Foundation, Karunar Kheti Trust, North East Education Trust, Satirtha, Kshamtalaya, Let's Educate Children in Need (LECIN), Manzil Mystics, We, The People Abhiyan, Umoya Sports, Library for All, RREA (Recognize, Rise and Empower Association), rZamba, Samait Shala, Sanjhi Sikhiya, Simple Education Foundation, Teach for Green, SRI (Self Reliant India), SwaTaleem Foundation, Varitra Foundation, Swatantra Talim	Himachal Pradesh, Maharashtra, Telangana, Chattisgarh, Tamil Nadu, Odisha, Bihar, Assam, Rajasthan, Delhi-NCR, Manipur, Ladakh, Gujarat, Punjab, Uttarakhand, Haryana, Uttar Pradesh	Chamba, Mumbai, Pune, Karjat, Jalgaon, Kolhapur, Amalner, Ranga Reddy, Hyderabad, Dhamtari, Sukma, Chennai, Madurai, Cuddalore, Sonepur, Jamui, Gaya, Gopalganj, Jorhat, Guwahati, Nagaon, Udaipur, New Delhi, Ukhrul, Imphal, Kamjong, Kargil, Ahmedabad, Fatehgarh Sahib, Rewari, Mewat, Karnal, Lucknow, Sitapur, Champawat, Tehri Garhwal

Statutory Reports and Financial Statements

Sl. No.	Project Name	Name of Implementing Partners	State	District
4	Education for Children with Disability	Centre for Community Initiative, Prabhat Education Foundation, Shishu Sarothi Centre for Rehabilition, ASHA Community Health and Development Society, Ashray Akruti, Association for the Welfare of Persons with a Mental Handicap (AWMH), Society of Parents of Children with Autistic Disorders (SOPAN), The National Federation of the Blind, Urmi Foundation, Prayas Society	Manipur, Gujarat, Assam, Delhi-NCR, Telangana, Maharashtra, Rajasthan	Churachandpur, Danilimda, Vatva, Lamba, Bherampura, Karbi Anglong, New Delhi, Hyderabad, Mumbai, Pune, Jaipur
5	Higher Education for skills building	Direct Implementation	Project is implemented pan-India	
6	Engineering Education	Direct Implementation	Karnataka	Bengaluru
7	Sustainability Education	Ayang Trust, North East Network, Dakshin Foundation, Nature Conservation Foundation (NCF), Biome Environmental Trust, SeasonWatch, Aripana Foundation, C P Ramaswamy Environmental Education Centre (CPREEC), Keystone Foundation, Central Himalayan Institute for Nature and Applied Research (CHINAR), Titli Centre for Environment Education (CEE), Earthjust Ecosystems Foundation, Green Future Foundation, Hume Centre for Ecology and Wildlife, Kalpavriksh, Vayam, Navikru Eco Foundation, Samavesh Society For Development and Governance, Wild Ecologues	Assam, Karnataka, Andaman & Nicobar Islands, Bihar, Tamil Nadu, Uttarakhand, Gujarat, Himachal Pradesh, Delhi-NCR, Kerala, Maharashtra, Ladakh, Madhya Pradesh, Haryana	Majuli, Guwahati, Bengaluru, Andaman, Dharbhanga, Chennai, Kotagiri, Dehradun, Ahmedabad, Solan, New Delhi, Wayanad, Pune, Nashik, Leh, Bhopal, Gurugram
8	Ecology-Water	SPARK, Bangalore University, Hyderabad Urban Lab Foundation, Biome Environmental Trust, Jeevitnadi Living River Foundation	Karnataka, Telangana, Maharashtra	Bengaluru, Hyderabad, Pune
9	Renewable Energy	Direct Implementation	Karnataka, Maharashtra, Tamil Nadu	Bengaluru, Mysuru, Pune, Coimbatore, Chennai
10	Community Ecology	The Spastics Society of Tamil Nadu (SPASTN), Hasiru Dala, Karnataka Health Promotion Trust	Tamil Nadu, Karnataka	Chennai, Bengaluru, Mysuru
11	Sustainability Advocacy and Research	Care Earth Trust, National Center for Biological Sciences (NCBS), Svapnya Foundation	Tamil Nadu, Karnataka	Chennai, Bengaluru
12	Rural livelihood programs	Rehoboth Sustainable Development Foundation	Tamil Nadu	Coimbatore
13	Disaster Relief	Kottapuram Integrated Development	Kerala	Thrissur
14	Protection of national heritage, art and culture	Art and Photography Foundation	Karnataka	Bengaluru
15	COVID-19 Medical Infrastructure	Direct Implementation	Maharashtra	Pune

Integrated Annual Report 2021-22 115

Corporate Governance Report

I. WIPRO'S PHILOSOPHY ON CORPORATE GOVERNANCE

Wipro's Corporate Governance philosophy flows from the "Spirit of Wipro" that represents the core values by which policies and practices of the organization are guided. The Spirit of Wipro and our core values have remained constant, though our Company has transformed many times over the years.

In addition, our Chairman introduced the Five Habits essential to drive a Growth Mindset in early 2020, which are our values in action. The values encapsulated in the "Spirit of Wipro" and "Five Habits" are:

SPIRIT OF WIPRO

These values are our bedrock. They define and make us. Our character and destinies are energized by our values.

- **Be passionate about clients' success**
- **Treat each person with respect**
- **Be global and responsible**
- **Unyielding integrity in everything we do**

FIVE HABITS

When our behaviors and ways of working consistently reflect our values, we see the Five Habits in action.

- **Being Respectful**
- **Being Responsive**
- **Always Communicating**
- **Demonstrating Stewardship**
- **Building Trust**

So far, over 29,000 employees globally have been part of 94 immersive and interactive sessions hosted by our senior leadership team on the Five Habits.

Wipro's governance framework is driven by the objective of enhancing long term stakeholder value without compromising on ethical standards and corporate social responsibilities. We also strive to ensure balance between our aims and minority rights in all our business decisions. Efficient corporate governance requires a clear understanding of the respective roles of the Board and of senior management and their relationships with others in the corporate structure. Sincerity, fairness, good citizenship, and commitment to compliance are key characteristics that drive relationships of the Board and senior management with other stakeholders.

The Company is in compliance with the requirements stipulated under Regulation 17 to 27 read with Schedule V and Regulation 46 of the Listing Regulations, as applicable, with regard to corporate governance.

Being a foreign private issuer for the purposes of American Depository Shares, we are permitted to follow home country practice in lieu of the provisions of Section 303A of the NYSE Listed Company Manual, except that we are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12(b) and (c) of the NYSE Listed Company Manual. With regard to Section 303A.11 of the NYSE Listed Company Manual, although the Company's required home country standards on corporate governance may differ from the NYSE listing standards, the Company's actual corporate governance policies and practices are generally in compliance with the NYSE listing standards applicable to domestic companies.

Corporate governance at Wipro is implemented through robust board governance processes, internal control systems and processes, and strong audit mechanisms. These are articulated through the Company's Code of Business Conduct, Corporate Governance Guidelines, and charters of various Committees of the Board and the Company's Disclosure Policy. Wipro's corporate governance practices can be described through the following four layers:

a) Governance by Shareholders

b) Governance by Board of Directors

c) Governance by Committees of Board

d) Governance through management process

In this report, we have provided details on how the corporate governance principles are put into practice within Wipro.

116 Wipro Limited | Ambitions Realized

Integrated Annual Report 2021-22 117 Statutory Reports and Financial Statements II. SHAREHOLDERS The Companies Act, 2013, the Listing Regulations and NYSE Listed Company Manual prescribes the governance mechanism by shareholders in terms of passing of ordinary and special resolutions, voting rights, participation in the corporate actions such as bonus issue, buyback of shares, declaration of dividend, etc. Your Company follows a robust process to ensure that the shareholders of the Company are well informed of Board decisions both on financial and non-financial matters and adequate notice with a detailed explanation is sent to the shareholders well in advance to obtain necessary approvals. The Company seeks approval of shareholder’s on various resolutions at the Annual General Meeting held every year. In addition, approval of shareholders is also sought through postal ballot in case of urgency of the matter as per the applicable regulations. III. BOARD OF DIRECTORS 1. Composition of Board As of March 31, 2022, our Board had two Executive Directors, six Non-Executive Independent Directors and one Non-Executive Non-Independent Director. The Executive Chairman and Whole-Time Director, and the Non-Executive Non-Independent Director are Promoter Directors. The Chief Executive Officer (“CEO”) and Managing Director is a professional CEO who is responsible for the day to day operations of the Company. Of the seven Non-Executive Directors, six are Independent Directors, free from any business or other relationship that could materially influence their judgment. In the opinion of the Board, all the Independent Directors are independent of the management and satisfy the criteria of independence as defined under the Companies Act, 2013, the Listing Regulations and the NYSE Listed Company manual. The Board is well diversified and consists of two women Independent Directors and five Directors who are foreign nationals. The profiles of our Directors are available on our website at https://www.wipro.com/leadership. 2. Board Meetings The Board meeting dates are decided in consultation with the Board members. The schedule of the Board meetings and Board Committee meetings are communicated in advance to the Directors to enable them to attend the meetings. The Board meetings are normally scheduled over two days. In addition, every quarter, Independent Directors meet amongst themselves exclusively. In line with Para 4 of Schedule B of SEBI (Prohibition of Insider Trading) Regulations, 2015, it is the endeavor of the Company that the gap between the clearance of accounts by audit committee and board meeting is as narrow as possible, and Wipro is committed to adhere to this requirement. 3. Information flow to the Board Members Information is provided to the Board Members on a continuous basis for their review, inputs, and approval from time to time. More specifically, we present our annual strategic plan and operating plan of our business to the Board for their review, inputs, and approval. Likewise, our quarterly financial statements and annual financial statements are first presented to the Audit Committee and subsequently to the Board for their approval. In addition, various matters such as appointment of Directors and Key Managerial Personnel, corporate actions, review of internal and statutory audits, details of investor grievances, specific cases of acquisitions, important managerial decisions, material positive/negative developments, risk management initiatives including cyber security along with mitigation actions and legal/statutory matters are presented to the respective Committees of the Board and later with the recommendation of Committees to the Board of Directors for their approval as may be required. As a system, in most cases, information to Directors is submitted along with the agenda papers well in advance of the Board meeting. Inputs and feedback of Board Members are taken and considered while preparing agenda and documents for the Board meeting. Sufficient time is allocated for discussions and deliberations at the meeting. Documents containing Unpublished Price Sensitive Information are submitted to the Board and Committee Members, at a shorter notice, as per the general consent taken from the Board, from time to time. Post the Board meeting, we have a formal system for follow-up, review and reporting on actions taken by the management on the decisions of the Board and Committees of the Board. 4. Appointment of Directors The Board has adopted the provisions with respect to appointment and tenure of Independent Directors consistent with the Companies Act, 2013 and the Listing Regulations. As per the provisions of the Companies Act, 2013, the Independent Directors shall be appointed for not more than two terms, of a maximum of five years each, and shall not be liable to retire by rotation. At the time of appointment of an Independent Director, the Company issues a formal letter of appointment outlining their role, function, duties and responsibilities. The template of the letter of appointment is available on our website at https://www.wipro.com/investors/corporate-governance/ policies-and-guidelines/. Details of the Director proposed for re-appointment at the 76th Annual General Meeting (“AGM”) is provided at page no. 92 as part of the Board’s Report and in the notice convening the 76th AGM.

118 Wipro Limited | Ambitions Realized Compensation Committee considers, inter alia, experience, qualifications, skills, expertise, and competencies, whilst recommending to the Board the candidature for appointment of Independent Director. In case of appointment of Independent Directors, the Board Governance, Nomination and Compensation Committee satisfies itself about the independence of the Directors vis-à-vis the Company to enable the Board to function independently of the management and discharges its functions and duties effectively. In case of re-appointment of Independent Directors, the Board also takes into consideration, the performance evaluation and engagement level of the Independent Directors. The Board Governance, Nomination and Compensation Committee ensures that the candidates identified for appointment as Directors are not disqualified for appointment under Section 164 and other applicable provisions of the Companies Act, 2013 and the Listing Regulations. As required under Rule 6 of the Companies (Appointment and Qualification of Directors) Rules, 2014, all the Independent Directors have completed the registration with the Independent Directors Databank and, wherever required, also completed the online proficiency test, conducted by Indian Institute of Corporate Affairs. In the opinion of the Board and the Board Governance, Nomination and Compensation Committee, the following is a list of core skills/expertise/competencies required in the context of the Company’s business: Wide management and leadership experience Strong management and leadership experience, including in areas of business development, strategic planning and mergers and acquisitions, ideally with major public companies with successful multinational operations in technology, manufacturing, banking, investments and finance, international business, scientific research and development, senior level government experience and academic administration. Information Technology Expertise or experience in information technology business, technology consulting and operations, emerging areas of technology such as digital, cloud and cyber security, intellectual property in information technology domain, and knowledge of technology trends. Diversity Diversity of thought, experience, knowledge, perspective, gender and culture brought to the Board by individual members. Varied mix of strategic perspectives, geographical focus with knowledge and understanding of key geographies. Functional and managerial experience Knowledge and skills in accounting and finance, business judgment, general management practices and processes, crisis response and management, industry knowledge, macro-economic perspectives, human resources, labour laws, international markets, sales and marketing, and risk management. Personal values Personal characteristics matching the Company’s values, such as integrity, accountability, and high performance standards. Corporate governance Experience in developing and implementing good corporate governance practices, maintaining board and management accountability, managing stakeholders’ interests and Company’s responsibilities towards customers, employees, suppliers, regulatory bodies, and the communities in which it operates. Experience in boards and committees of other large companies. Corporate Governance Report Lead Independent Director The Board has designated Ms. Ireena Vittal as the Lead Independent Director. The role of the Lead Independent Director is described in the Corporate Governance guidelines of your Company and is available on the Company’s website at https://www.wipro.com/investors/ corporate-governance/policies-and-guidelines/. 5. Policy for Nomination of Directors, their Remuneration and Board Diversity The Board Governance, Nomination and Compensation Committee has adopted a policy for selection and appointment of Directors, including determining qualifications and independence of directors, key managerial personnel and senior management personnel, and their respective remuneration, as part of its charter and other matters provided under Section 178(3) of the Companies Act, 2013. The Company has also adopted a policy on Board Diversity which guides the organization’s approach to diversity in the composition of the Board. Criteria for Selection of Independent Directors and Key Skills, Expertise, and Core Competencies of the Board The Board of the Company comprises of eminent personalities and leaders in their respective fields. These Directors are nominated based on well-defined selection criteria. The Board Governance, Nomination and

Statutory Reports and Financial Statements

The Board of Directors of the Company posess relevant skills, expertise, and competence to ensure effective functioning of the Company as per the matrix given below:

Name of the Director	Skills/Expertise/Competencies[1]					
	Wide Management and Leadership experience	Information Technology	Diversity	Functional and Managerial Experience	Personal Values	Corporate Governance
Rishad A. Premji	✓	✓	✓	✓	✓	✓
Azim H. Premji	✓	✓	✓	✓	✓	✓
Thierry Delaporte	✓	✓	✓	✓	✓	✓
William Arthur Owens	✓	✓	✓	✓	✓	✓
Ireena Vittal	✓	✓	✓	✓	✓	✓
Patrick J. Ennis	✓	✓	✓	✓	✓	✓
Patrick Dupuis	✓	✓	✓	✓	✓	✓
Deepak M. Satwalekar	✓	✓	✓	✓	✓	✓
Tulsi Naidu	✓	✓	✓	✓	✓	✓

[1]These skills/competencies are broad-based, encompassing several areas of expertise/experience as shown in the table above. Each Director may possess varied combinations of skills/experience within the described set of parameters.

6. Familiarization Programme and Training for Independent Directors

The Company has an orientation process/familiarization programme for its Independent Directors that includes:

a) Briefing on their role, responsibilities, duties, and obligations as a member of the Board.

b) Nature of business and business model of the Company, Company's strategic and operating plans.

c) Matters relating to Corporate Governance, Code of Business Conduct, Risk Management, Compliance Programs, Internal Audit, etc.

As a process, when a new Independent Director is appointed, a familiarization programme as described above is conducted by the senior management team and whenever a new member is appointed to a Board Committee, information relevant to the functioning of the Committee and the role and responsibility of Committee members is informed. Each of our independent directors have attended such orientation process/familiarization programme when they were inducted into the Board.

As a part of ongoing training, the Company schedules quarterly meetings of business and functional heads with the Independent Directors. During these meetings, comprehensive presentations are made on various aspects such as business models, new business strategies and initiatives by business leaders, risk minimization procedures, recent trends in technology, changes in domestic/overseas industry scenario, digital transformation, state of global IT services industry, and regulatory regime affecting the Company globally. These meetings also facilitate Independent Directors to provide their inputs and suggestions on various strategic and operational matters directly to the business and functional heads. The details of the familiarization programme are available on the website of the Company at https://www.wipro.com/content/dam/nexus/en/investor/corporate-governance/policies-and-guidelines/ethical-guidelines/familiarization-programmes-imparted-to-independent-directors-in-fy-2022.pdf.

7. Succession Planning

We have an effective mechanism for succession planning which focuses on orderly succession of Directors, including Executive Directors, senior management team and other executive officers. The Board Governance, Nomination and Compensation Committee implements this mechanism in concurrence with the Board.

The Board Governance, Nomination and Compensation Committee presents to the Board on a periodic basis, succession plans for appointments to the Board based on various factors such as current tenure of Directors, outcome of performance evaluation, Board diversity and business requirements. In addition, the Company conducts bi-annual talent review process for senior management and other executive officers which provides a leadership-level talent inventory and capability map that reflects the extent to which critical talent needs are fulfilled vis-a-vis business drivers.

8. Board Evaluation

Details of methodology adopted for Board evaluation have been provided at page no. 92 of the Board's Report.

Integrated Annual Report 2021-22 119

Corporate Governance Report

9. Remuneration Policy and Criteria for Making Payments to Directors, Senior Management and Key Managerial Personnel

The Independent Directors are entitled to receive remuneration by way of sitting fees, reimbursement of expenses for participation in the Board/Committee meetings and commission as detailed hereunder:

a) Sitting fees for each meeting of the Board attended by them, of such sum as may be approved by the Board within the overall limits prescribed under the Companies Act, 2013.

b) Commission on a quarterly basis, of such sum as may be approved by the Board and Members on the recommendation of the Board Governance, Nomination and Compensation Committee. The aggregate commission payable to all the Independent Directors and Non-Executive Directors put together shall not exceed 1% of the net profits of the Company during any financial year. The commission is payable on pro-rata basis to those Directors who occupy office for part of the year.

c) Reimbursement of travel, stay and other expenses for participation in Board/Committee meetings.

d) Independent Directors and Promoter Directors are not entitled to participate in the stock option schemes of the Company.

Following are the terms and conditions for determining the remuneration to Mr. Azim H. Premji, who is a Non-Executive, Non-Independent Director:

a) Remuneration as applicable to other Non-Executive Directors of the Company in addition to the sitting fees for attending the meetings of the Board thereof, as may be determined by the Board, provided however that, the aggregate remuneration including commission, paid to the Directors other than the Managing Director and Whole-Time Director in a financial year shall not exceed 1% of the net profits of the Company, in terms of Section 197 of the Companies Act, 2013 and computed in the manner referred to in Section 198 of the Companies Act, 2013.

b) Maintenance of Founder Chairman's office including executive assistant at Company's expense.

c) Reimbursement of travel, stay and entertainment expenses actually and properly incurred in the course of business as per the Company's policy.

In determining the remuneration of Chairman, CEO and Managing Director, Senior Management employees and Key Managerial Personnel, the Board Governance, Nomination and Compensation Committee and the Board shall ensure/consider the following:

a) The balance between fixed and variable pay reflecting short and long-term performance objectives, appropriate to the working of the Company and its goals.

b) Alignment of remuneration of Key Managerial Personnel and Directors with long-term interests of the Company.

c) Company's performance vis-à-vis the annual achievement, individuals' performance vis-à-vis KRAs/KPIs, industry benchmark and current compensation trends in the market.

The Board Governance, Nomination and Compensation Committee recommends the remuneration for the Chairman, CEO and Managing Director, Senior Management and Key Managerial Personnel. The payment of remuneration to the Executive Directors and Non-Executive Directors is approved by the Board and Members. There was no change to the remuneration policy during the financial year.

Details of Remuneration to Directors

Details of remuneration paid to the Directors for the services rendered and stock options granted during the financial year 2021-22 are given below. No stock options were granted to any of the Independent Directors and Promoter Directors during the financial year 2021-22. None of the Non-Executive Directors received remuneration exceeding 50% of the total annual remuneration paid to all Non-Executive Directors for the year ended March 31, 2022.

(in ₹ Millions)

	Rishad A. Premji(2)(3)	Thierry Delaporte(1)(4)	Azim H. Premji	William Arthur Owens(1)	M. K. Sharma(6)	Ireena Vittal	Patrick J. Ennis(1)	Patrick Dupuis(1)	Deepak M. Satwalekar	Tulsi Naidu(1)(5)
Salary	17.96	94.89	NA	NA	NA	NA	NA	NA	NA	NA
Allowances	66.96	37.06	NA	NA	NA	NA	NA	NA	NA	NA
Commission/ Incentives/ Variable Pay	48.14	193.32	9.76	29.26	3.72	13.81	20.77	20.77	12.86	11.23
Other annual compensation	0.09	318.05	NA	NA	NA	NA	NA	NA	NA	NA
Retirals	4.85	154.77	NA	NA	NA	NA	NA	NA	NA	NA
Sitting fees	NA	NA	0.60	0.60	0.20	0.60	0.60	0.60	0.60	0.40
TOTAL	**138.00**	**798.09**	**10.36**	**29.86**	**3.92**	**14.41**	**21.37**	**21.37**	**13.46**	**11.63**

120 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

(in ₹ Millions)

	Rishad A. Premji[2][3]	Thierry Delaporte[1][4]	Azim H. Premji	William Arthur Owens[1]	M. K. Sharma[6]	Ireena Vittal	Patrick J. Ennis[1]	Patrick Dupuis[1]	Deepak M. Satwalekar	Tulsi Naidu[1][5]
Grant of ADS Restricted Stock Units during the year	NA	1,126,928	NA	NA	NA	NA	NA	NA	NA	NA
Notice period	Up to 180 days	Up to 180 days	NA	NA	NA	NA	NA	NA	NA	NA

Figures in the above table are subject to rounding-off adjustments

Notes:

(1) Figures mentioned in ₹ are equivalent to amounts paid in foreign currency, wherever applicable.

(2) Mr. Rishad A. Premji is entitled to a commission at the rate of 0.35% on incremental consolidated net profits of Wipro Limited for financial year 2021-2022, over the previous year.

(3) Mr. Rishad A. Premji's compensation also included cash bonus (part of his salary) on an accrual basis, which is payable over a period of time.

(4) The remuneration of Mr. Thierry Delaporte is computed on an accrual basis. It includes the amortization of RSUs granted to them, which will vest over a period of time and RSUs that will vest based on performance parameters of the Company. The remuneration also includes components such as a one-time cash award, as per the terms approved by the shareholders at the AGM held in July 2020.

(5) Ms. Tulsi Naidu was appointed as an Independent Director of the Company with effect from July 1, 2021 and the compensation disclosed is for the period from July 1, 2021 to March 31, 2022.

(6) Mr. M. K. Sharma retired from the Board position with effect from the close of business hours on June 30, 2021 and the compensation reported above is for the period from April 1, 2021 to June 30, 2021.

Terms of Employment Arrangements

Under the Companies Act, 2013, our shareholders must approve the remuneration of all executive directors at a General Meeting of the Shareholders. Each of our Executive Directors has signed an agreement containing the terms and conditions of employment, including a monthly salary, performance bonus and benefits including medical reimbursement, provident fund, and pension fund contributions, etc. These agreements have varying terms, but either we or the Executive Director may generally terminate the agreement upon six months' notice to the other party.

The terms of our employment arrangements with Mr. Rishad A. Premji and Mr. Thierry Delaporte provide for up to a 180 days notice period, country specific leaves per year in addition to statutory holidays and an annual compensation review. Additionally, these officers are required to relocate as we may determine, and to comply with confidentiality provisions. Service contracts with our executive directors and officers provide for our standard retirement benefits that consist of a pension, provident fund and gratuity which are offered to all of our employees, but no other benefits upon termination of employment except as mentioned below.

Pursuant to the terms of the employment arrangement with Mr. Delaporte, if his employment is terminated by the Company without cause, the Company is required to pay Mr. Delaporte a severance pay of 12 months' base salary as last applicable when in service, payable over a period of 12 months following the date of termination. These payments will cease if Mr. Delaporte obtains a new employment within the 12 months period or becomes a consultant to any Company.

We also indemnify our directors and officers for claims brought under any rule of law to the fullest extent permitted by applicable law.

Among other things, we agree to indemnify our directors and officers for certain expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as our director or officer, including claims which are covered by the director's and officer's liability insurance policy taken by the Company.

Integrated Annual Report 2021-22 121

Corporate Governance Report

Key information pertaining to Directors as on March 31, 2022, is given below:

Sl. No.	Name of the Director and Director Identification Number (DIN)	Relationship with Directors	Designation	Date of initial appointment	Date of appointment as Independent Director (first term)[1]	Directorship in other Companies[2]	Chairmanship in Committees of Board of other Companies[3]	Membership in Committees of the Board of other Companies[3]	Attendance at the last AGM held on July 14, 2021	No. of shares held as on March 31, 2022	Other listed companies where the Director is appointed as Independent Director
1	Rishad A. Premji (DIN: 02983899)	Son of Azim H. Premji	Executive Director and Chairman	1-May-2015	-	6	-	-	Yes	1,738,057@	-
2	Azim H. Premji (DIN: 00234280)	Father of Rishad A. Premji	Non-Executive Non-Independent Director	1-Sep-1968	-	12	-	-	Yes	242,823,816@	-
3	Thierry Delaporte (DIN: 08107242)	None	Chief Executive Officer and Managing Director	6-Jul-2020	-	-	-	-	Yes	118,000*	-
4	William Arthur Owens (DIN: 00422976)	None	Independent Director	1-Jul-2006	23-Jul-2014	-	-	-	Yes	-	-
5	Ireena Vittal (DIN: 05195656)	None	Independent Director	1-Oct-2013	23-Jul-2014	5	-	2	Yes	-	1. Godrej Consumer Products Limited 2. Housing Development Finance Corporation Limited
6	Patrick J. Ennis (DIN: 07463299)	None	Independent Director	1-Apr-2016	1-Apr-2016	-	-	-	Yes	-	-
7	Patrick Dupuis (DIN: 07480046)	None	Independent Director	1-Apr-2016	1-Apr-2016	-	-	-	Yes	-	-
8	Deepak M. Satwalekar (DIN: 00009627)	None	Independent Director	1-Jul-2020	1-Jul- 2020	3	-	-	Yes	-	1. Asian Paints Limited 2. Home First Finance Company India Limited
9	Tulsi Naidu (DIN: 03017471)	None	Independent Director	1-Jul-2021	1-Jul-2021	-	-	-	NA	-	-

1. At the 71st AGM, Mr. William Arthur Owens was re-appointed as Independent Director for a second term from August 1, 2017 to July 31, 2022.
   At the 72nd AGM, Ms. Ireena Vittal was re-appointed as Independent Director for a second term from October 1, 2018 to September 30, 2023.
   At the 74th AGM, Mr. Thierry Delaporte was appointed as the Chief Executive Officer and Managing Director of the Company to hold office for a period of five years from July 6, 2020 to July 5, 2025.
   At the 74th AGM, Mr. Deepak M. Satwalekar was appointed as an Independent Director for a period of five years from July 1, 2020 to June 30, 2025.
   Dr. Patrick J. Ennis and Mr. Patrick Dupuis were re-appointed as Independent Directors of the Company for a second term of 5 years, with effect from April 1, 2021 to March 31, 2026. The said re-appointment was approved by shareholders of the Company vide special resolutions dated June 4, 2021, passed through postal ballot by e-voting.
   At the 75th AGM, Ms. Tulsi Naidu was appointed as an Independent Director for a period of five years from July 1, 2021 to June 30, 2026.
2. This does not include position in foreign companies and position as an advisory board member but includes position in private companies and companies under Section 8 of the Companies Act, 2013. None of our Directors hold directorship in more than seven listed companies.
3. In accordance with Regulation 26 of the Listing Regulations, Membership/Chairmanship of only Audit Committees and Stakeholders' Relationship Committees in all public limited companies have been considered.

@ Includes equity shares held with immediate family members.

* Represents ADSs having equivalent underlying equity shares.

122 Wipro Limited | Ambitions Realized

Integrated Annual Report 2021-22 123 Statutory Reports and Financial Statements IV. COMMITTEES OF BOARD Our Board has constituted Committees to focus on specific areas and make informed decisions within the authority delegated to each of the Committees. Each Committee of the Board is guided by its Charter, which defines the scope, powers, and composition of the Committee. All decisions and recommendations of the Committees are placed before the Board for information or approval. During the financial year, the Board has accepted the recommendations of Committees on matters where such a recommendation is mandatorily required. There have been no instances where such recommendations have not been considered. We have three Committees of the Board as of March 31, 2022: 1. Audit, Risk and Compliance Committee, which also acts as the Risk Management Committee 2. Board Governance, Nomination and Compensation Committee, which also oversees the Corporate Social Responsibility initiatives of the Company and acts as the CSR Committee 3. Administrative and Shareholders/Investors Grievance Committee (Stakeholders Relationship Committee) The terms of reference for each of the committees of the Board as required under Schedule V of the Listing Regulations are provided below: 1. Audit, Risk and Compliance Committee The Audit, Risk and Compliance Committee of our Board is constituted in line with the provisions of Regulation 18 and 21 of the Listing Regulations, Section 177 of the Companies Act, 2013 and Sections 303A.06 and 303A.07 of NYSE Listed Company Manual. It reviews, acts on and reports to our Board with respect to various auditing and accounting matters. The roles and responsibilities include overseeing: a) Auditing and accounting matters, including recommending the appointment of our independent auditors to the shareholders. b) Compliance with legal and statutory requirements. c) Integrity of the Company’s financial statements, discussions with the independent auditors regarding the scope of the annual audits and fees to be paid to the independent auditors. d) Performance of the Company’s internal audit function, independent auditors, and accounting practices. e) Review of related party transactions and functioning of whistle blower mechanism. f) Implementation of the applicable provisions of the Sarbanes Oxley Act of 2002 (the “Sarbanes Oxley Act”), including review of the progress of internal control mechanisms to prepare for certification under Section 404 of the Sarbanes Oxley Act. g) Evaluation of internal financial controls, risk management systems and policies. h) Review of utilization of loans and advances from, and investment by the Company in its subsidiaries exceeding ` 100 crore or 10% of the asset size of the subsidiary, whichever is lower, including existing loans, advances and investments and i) Such other matters and activities as the Committee deems necessary for fulfilment of the above or as may be approved by the Board of Directors or as may be prescribed by applicable law from time to time. The Audit, Risk and Compliance Committee also acts as the Risk Management Committee in compliance with Regulation 21 of the Listing Regulations. The Committee reviews, acts on and reports to our Board with respect to risk management matters. The primary responsibilities include the following: a) To formulate a detailed risk management policy which shall include: • A framework for identification of internal and external risks specifically faced by the Company, including financial, operational, sectoral, sustainability (specifically, Environmental, Social and Governance related risks and impact), information and cyber security risks. • Measures for risk mitigation • Systems for internal controls • Business contingency plan b) To monitor and oversee implementation of the risk management policy, including evaluating the adequacy of risk management and internal control systems. c) Evaluate risks related to cyber security and significant risk exposures of the Company and assess steps taken by the management to mitigate the exposures in a timely manner (including business continuity and disaster recovery planning). The detailed charter of the Committee is available on our website at https://www.wipro.com/investors/ corporate-governance/charters/. All members of our Audit, Risk and Compliance Committee are Independent Directors and financially literate. The Chairman of our Audit, Risk and Compliance Committee has accounting and financial management related expertise. Statutory and Internal Auditors have independent meetings with the Audit, Risk and Compliance Committee and also participate in the Audit, Risk and Compliance Committee meetings. Our Chief Financial Officer, General Counsel and Chief Risk Officer, Internal Auditor, Finance Controller, and other Corporate Officers make periodic presentations to the Audit, Risk and Compliance Committee on various matters.

124 Wipro Limited | Ambitions Realized Mr. Deepak M. Satwalekar, Independent Director, is the Chairman of the Audit, Risk and Compliance Committee. The other members of the Committee, as of March 31, 2022 were Ms. Ireena Vittal and Ms. Tulsi Naidu. The Chairman of the Committee was present at the AGM held on July 14, 2021. 2. Board Governance, Nomination and Compensation Committee The Board Governance, Nomination and Compensation Committee is constituted in line with the provisions of Regulation 19 of the Listing Regulations, Section 178 and 135 of the Companies Act, 2013 and Sections 303A.04 and 303A.05 of NYSE Listed Company Manual. It reviews, acts on and reports to our Board with respect to various governance, nomination, and compensation matters. The roles and responsibilities include: a) Identifying persons who are qualified to become directors and who may be appointed in senior management, in accordance with the criteria laid down, and recommend to the Board their appointment and removal and shall carry out evaluation of every director’s performance. b) Developing and recommending to the Board, corporate governance guidelines applicable to the Company. c) Evaluating the Board on a continuing basis, including an assessment of the effectiveness of the full Board, operations of the Board Committees and contributions of individual directors. d) Establishing policies and procedures to assess the requirements for induction of new members to the Board. e) Implementing policies and processes relating to corporate governance principles. f) Ensuring that appropriate procedures are in place to assess Board membership needs and Board effectiveness. g) Reviewing the Company’s policies that relate to matters of CSR, including public issues of significance to the Company and its shareholders. i) Formulating the Disclosure Policy, its review and approval of disclosures. j) Approving and evaluating the compensation plans, policies and programs for full-time directors and senior management. k) Acting as Administrator of the Company’s Employee Stock Option Plans and Employee Stock Purchase Plans drawn up from time to time; and l) Implementation of an effective mechanism for succession planning which focuses on orderly succession of Directors, including Executive Directors, senior management team and other executive officers. The detailed charter of Board Governance, Nomination and Compensation Committee is available on our website at https://www.wipro.com/investors/ corporate-governance/charters/. Our Chief Human Resources Officer makes periodic presentations to the Committee on compensation reviews and performance linked compensation recommendations. All members of the Board Governance, Nomination and Compensation Committee are independent directors. The Board Governance, Nomination and Compensation Committee is the apex body that oversees our CSR policy and programs. Mr. William Arthur Owens, Independent Director, is the Chairman of the Board Governance, Nomination and Compensation Committee. The other members of the Committee, as of March 31, 2022 were Ms. Ireena Vittal and Mr. Patrick Dupuis. The Chairman of the Committee was present at the AGM held on July 14, 2021. 3. Administrative and Shareholders/Investors Grievance Committee (Stakeholders Relationship Committee) The Administrative and Shareholders/Investors Grievance Committee carries out the role of Stakeholders Relationship Committee in compliance with Section 178 of the Companies Act, 2013 and Regulation 20 of the Listing Regulations. The Administrative and Shareholders/Investors Grievance Committee reviews, acts on and reports to our Board with respect to various matters relating to stakeholders. The roles and responsibilities include: a) Redressal of grievances of the shareholders of the Company pertaining to transfer or transmission of shares, non-receipt of annual report and declared dividends, issue of new or duplicate share certificates, and grievances pertaining to corporate actions. b) Approving consolidation, split or sub-division of share certificates, transmission of shares, issue of duplicate share certificates, re-materialization of shares. c) Reviewing the grievance redressal mechanism implemented by the Company in coordination with Company’s Registrar and Transfer Agent (“RTA”) from time to time. d) Reviewing the measures taken by the Company for effective exercise of voting rights by shareholders; e) Implementing and overseeing the procedures and processes in handling and maintenance of records, transfer of securities and payment of dividend by the Company, RTA and dividend processing bank. f) Reviewing the various measures and initiatives taken by the Company for reducing the quantum of Corporate Governance Report

Statutory Reports and Financial Statements

unclaimed dividends and ensuring timely receipt of dividend warrants, annual reports and statutory notices by the shareholders of the Company.

g) Overseeing administrative matters like opening and closure of Company's bank accounts, grant, and revocation of general, specific and banking powers of attorney; and

h) Considering and approving allotment of equity shares pursuant to exercise of stock options, setting up branch offices and other administrative matters as delegated by the Board from time to time.

The detailed charter of the Committee is available on our website at https://www.wipro.com/investors/corporate-governance/charters/.

Mr. Deepak M. Satwalekar, Independent Director, is the Chairman of the Administrative and Shareholders/Investors Grievance Committee. The other members of the Committee, as of March 31, 2022, were Dr. Patrick J. Ennis and Mr. Rishad A. Premji. The Chairman of the Committee was present at the AGM of the Company held on July 14, 2021.

Mr. M. Sanaulla Khan, Company Secretary, is our Compliance Officer under the Listing Regulations.

Status Report of investor queries and complaints for the period from April 1, 2021 to March 31, 2022 is given below:

Sl. No.	Particulars	No. of Complaints
1.	Investor complaints pending at the beginning of the year	42
2.	Investor complaints received during the year	1618*
3.	Investor complaints disposed of during the year	1660
4.	Investor complaints remaining unresolved at the end of the year	-

*Out of the 1,618 complaints received, 1,525 were clarifications regarding unclaimed dividend / non-receipt of dividend and includes responses received from shareholders towards communication sent by the Company in relation to unclaimed dividend amounts.

Apart from these queries/complaints, there are pending cases relating to dispute over title to shares in which, in certain cases, the Company has been made a party. However, these cases are not material in nature.

Attendance of Directors at Board and Committee meetings

Details of attendance of Directors at the Board meetings and Committee meetings for the year ended March 31, 2022, are as under:

	Board meeting[1]	Audit, Risk and Compliance Committee[2]	Board Governance, Nomination and Compensation Committee (also acts as CSR Committee)[3]	Administrative and Shareholders/Investors Grievance Committee[4]
No. of meetings held during FY 2021-22[*]	6	6	5	4
Date of meetings	April 14-15, 2021, June 9, 2021, July 14-15, 2021, October 12-13, 2021, January 11-12, 2022, March 25, 2022	April 14-15, 2021, June 9, 2021, July 14-15, 2021, October 12, 2021, January 11, 2022, March 25, 2022	April 13, 2021, June 9, 2021, July 14, 2021, October 12, 2021, January 11, 2022	April 14, 2021, July 14, 2021, October 12, 2021, January 11, 2022
Attendance of Directors				
Rishad A. Premji	6	NA	NA	4
Azim H. Premji	6	NA	NA	NA
Thierry Delaporte	6	NA	NA	NA
William Arthur Owens	6	NA	5	NA
Ireena Vittal	6	5	5	NA
Patrick J. Ennis	6	NA	NA	3
Patrick Dupuis	6	NA	3	NA
Deepak M. Satwalekar	6	6	NA	4
Tulsi Naidu#	4	4	NA	NA
M. K. Sharma*	2	2	2	1

At the 74th AGM, Ms. Tulsi Naidu was appointed as an Independent Director of the Company to hold office for a period of five years with effect from July 1, 2021 to June 30, 2026.

* Mr. M. K. Sharma retired as Independent Director of the Company with effect from close of business hours on June 30, 2021.

Integrated Annual Report 2021-22 125

126 Wipro Limited | Ambitions Realized ^ Pursuant to the relaxations granted by the Ministry of Corporate Affairs and SEBI, the meetings of the Board of Directors and the Committees during the financial year 2021-22 were held through video conferencing. 1. Board Meeting: Since the appointment of Ms. Tulsi Naidu as Independent Director, four Board meetings were held on July 14-15, 2021, October 12-13, 2021, January 11-12, 2022, and March 25, 2022. 2. Audit, Risk and Compliance Committee: i. The Committee was re-constituted during the year as Mr. M. K. Sharma, member of the Committee, retired as Independent Director and Ms. Tulsi Naidu was appointed as a member of the Committee. Consequently, the composition of the Committee is as follows: Mr. Deepak M. Satwalekar (Chairman), Ms. Ireena Vittal and Ms. Tulsi Naidu (Members). ii. Since the appointment of Ms. Tulsi Naidu as member of the Committee, there were four Committee meetings held on July 14-15, 2021, October 12, 2021, January 11, 2022, and March 25, 2022. 3. Board Governance, Nomination and Compensation Committee (also acts as CSR Committee): i. The Committee was re-constituted during the year as Mr. M. K. Sharma, member of the Committee, retired as Independent Director and Mr. Patrick Dupuis was appointed as a member of the Committee. Consequently, the composition of the Committee is as follows: Mr. William Arthur Owens (Chairman), Ms. Ireena Vittal and Mr. Patrick Dupuis (Members). ii. Since the appointment of Mr. Patrick Dupuis as member of the Committee, there were three Committee, meetings held on July 14, 2021, October 12, 2021, January 11, 2022. 4. Administrative and Shareholders/Investors Grievance Committee: i. The Committee was re-constituted during the year as Mr. M. K. Sharma, member of the Committee, retired as Independent Director. Mr. Deepak M. Satwalekar was appointed as Chariman of the Committee and Dr. Patrick J. Ennis was appointed as a member of the Committee. Consequently, the composition of the Committee is as follows: Mr. Deepak M. Satwalekar (Chairman), Mr. Rishad A. Premji and Dr. Patrick J. Ennis (Members). ii. Since the appointment of Dr. Patrick J. Ennis as member of the Committee, there were three Committee meetings held on July 14, 2021, October 12, 2021, and January 11, 2022. Corporate Governance Report V. GOVERNANCE THROUGH MANAGEMENT PROCESS 1. Code of Business Conduct In the year 1983, we articulated ‘Wipro Beliefs’ consisting of six statements. At the core of beliefs was integrity, articulated as “individual and company relationship should be governed by the highest standard of conduct and integrity”. Over the years, this articulation has evolved in form but remained constant in substance. Today, we articulate it as Code of Business Conduct. In our Company, the Board and all employees have a responsibility to understand and follow the Code of Business Conduct. All employees are expected to perform their work with honesty and integrity. Wipro’s Code of Business Conduct reflects general principles to guide employees in making ethical decisions. This Code is also applicable to our representatives. This Code outlines fundamental ethical considerations as well as specific considerations that need to be maintained for professional conduct. This Code has been displayed on the Company’s website at https://www. wipro.com/investors/corporate-governance/policies-andguidelines/. 2. Internal Audit The Company has a robust internal audit function which has been in place for the last 4 decades with the stated vision of “To be the best in class Internal Audit function globally”. In pursuit of this vision, the function provides an independent, objective assurance service to value-add and improve operations of business units and processes by: a) Financial, Business Process and Compliance Audit b) Cyber Defense and Technology Audit c) Operations Reviews d) Best Practices and Benchmarking e) Leadership Development The function, taking cognizance of changes in business environment and technology risks, has taken upon itself to infuse and adopt technology in the way it operates. The Chief of Internal Audit reports to the Chairman of the Audit, Risk and Compliance Committee and administratively to the Chief Financial Officer. Chief of Internal Audit has regular and exclusive meetings with the Audit, Risk and Compliance Committee. The internal audit function is guided by its charter, as approved by the Audit, Risk and Compliance Committee. The internal audit function formulates an annual risk based audit plan based on consultations and inputs from the Board and business leaders and presents it to the Audit, Risk and Compliance Committee for approval. Findings of various audits carried out during the financial year are also periodically presented to the Audit, Risk and Compliance Committee. The internal audit function adopts a risk based audit approach and covers core areas such as compliance audits, financial audits, technology audits, third party risk audits, M&A audits, etc. The internal audit team comprises of personnel with professional qualifications and certifications in audit and is rich on diversity. The audit team hones its skills through a robust knowledge management program to continuously assimilate the latest trends and skills in the domain

Integrated Annual Report 2021-22 127 Statutory Reports and Financial Statements and to retain the knowledge gained for future reference and dissemination. The internal audit team asserts its independence across all its staff. A key strategic vision of Internal Audit is auditing in the new digital environment—“Auditing Digital and Auditing with Digital”- in line with this, the Internal Audit function has actively adopted technology and innovation to be better equipped to carry out audits. The function, which was the first Indian Internal audit unit to get ISO certified in 1998 and win International award from Institute of Internal Auditors (IIA) in 2002, was also an early adopter of the new ISO 9001:2015 version. During the year, Internal Audit function is assessed to have “Met International Standards” prescribed by the Professional Practice of Internal Auditing issued by “International Institute of Internal Auditors (IIA)” by external firm (KPMG). Testimony to the functions’ innovation and excellence are the IIA awards won in these categories over the last few years. 3. Disclosure Policy In line with requirements under Regulation 30 of the Listing Regulations, the Company has framed a policy on disclosure of material events and information, which is available on our website at https://www.wipro.com/investors/corporategovernance/ policies-and-guidelines/. The objective of this policy is to have uniform disclosure practices and ensure timely, adequate and accurate disclosure of information on an ongoing basis. The Company has constituted a Disclosure Committee consisting of senior officials, which approves all disclosures required to be made by the Company. Parity in disclosures is maintained through simultaneous disclosure on National Stock Exchange of India Limited, the BSE Limited, the New York Stock Exchange and the Singapore Exchange Limited. 4. Policy for Preservation of Documents Pursuant to the requirements under Regulation 9 of the Listing Regulations, the Board has formulated and approved a Document Retention Policy prescribing the manner of retaining the Company’s documents and the time period up to which certain documents are to be retained. The policy applies to all departments of the organization that handle the prescribed categories of documents. 5. Other Policies The Company has adopted an Ombuds policy (vigil mechanism), a policy for prevention, prohibition & redressal of sexual harassment of women at workplace, as well as a code of conduct to regulate, monitor and report insider trading. Details of these are provided as part of the Board’s report. VI. DISCLOSURES 1. Disclosure of Materially Significant Related Party Transactions All related party transactions entered during the financial year were at an arm’s length basis and in the ordinary course of business. There are no materially significant related party transactions made by the Company with Promoters, Directors, Key Managerial Personnel, or other designated persons which may have a potential conflict with the interest of the Company at large. As required under Regulation 23 of the Listing Regulations, the Company has adopted a policy on Related Party Transactions. The policy on Related Party Transactions is available on the Company’s website at https://www.wipro.com/content/dam/nexus/en/investor/ corporate-governance/policies-and-guidelines/ethicalguidelines/ policy-on-related-party-transactions.pdf. Apart from receiving director’s remuneration, none of the Directors have any pecuniary relationships or transactions vis-à-vis the Company. During the financial year 2021-22, no transactions of material nature were entered by the Company with the Management or their relatives that may have a potential conflict of interest with the Company and the concerned officials have given undertakings to that effect as per the provisions of the Listing Regulations. The Register under Section 189 of the Companies Act, 2013 is maintained and particulars of the transactions have been entered in the Register, as applicable. 2. Subsidiary Monitoring Framework All the subsidiary companies of the Company are managed by their Boards having the rights and obligations to manage these companies in the best interest of respective stakeholders. The Company nominates its representatives on the Board of subsidiary companies and monitors performance of such companies, inter alia, by reviewing: a) Financial statements, investments, inter-corporate loans/advances made by the unlisted subsidiary companies, statement containing all significant transactions and arrangements entered by the unlisted subsidiary companies forming part of the financials. b) Minutes of the meetings of the unlisted subsidiary companies, if any, are placed before the Company’s Board regularly. c) Providing necessary guarantees, letter of comfort and other support for their day-to-day operations from time-to-time.

Corporate Governance Report

As required under Regulation 16(1)(c) and 24 of the Listing Regulations, the Company has adopted a policy on determining "material subsidiary" and the said policy is available on the Company's website at https://www.wipro.com/content/dam/nexus/en/investor/corporate-governance/policies-and-guidelines/ethical-guidelines/policy-on-related-party-transactions.pdf.

3. Details of non-compliance by the Company, penalties, and strictures imposed on the Company by Stock Exchanges or SEBI or any statutory authority, on any matter related to capital markets, during the last three years

The Company has complied with the requirements of the Stock Exchanges or SEBI on matters related to Capital Markets, as applicable, during the last three years. No penalties or strictures have been imposed on the Company.

4. Whistle Blower Policy and affirmation that no personnel have been denied access to the Audit, Risk & Compliance Committee

As mentioned earlier in this report, the Company has adopted an Ombuds process which is a channel for receiving and redressing employees' complaints. No personnel in the Company has been denied access to the Audit, Risk and Compliance Committee or its Chairman.

5. Transfer to Investor Education and Protection Fund Authority (IEPF)

Pursuant to the provisions of Section 124(6) of the Companies Act, 2013 and IEPF rules, during the financial year 2021-22, unclaimed dividend for financial years 2013-14 and 2014-15 of ₹ 9,786,135/- and ₹ 9,966,655/-. respectively, together with an aggregate of 99,050 equity shares in respect of which dividend had not been claimed by the shareholders, were transferred to the IEPF Authority.

The Company has appointed a Nodal Officer and Deputy Nodal Officer under the provisions of IEPF, the details of which are available on the website of the Company at https://www.wipro.com/investors/investor-contacts/.

6. Disclosures with respect to demat suspense account/unclaimed suspense account (Unclaimed Shares)

In accordance with Regulation 39 and Schedule VI of the Listing Regulations, a minimum of three reminders are sent to shareholders, towards the shares which remain unclaimed. In case of non-receipt of response to the reminders from the shareholders, the unclaimed shares are transferred to the Unclaimed Suspense Account. The Company maintains the details of shareholding of each individual shareholders whose shares are transferred to the Unclaimed Suspense Account. When a claim from a shareholder is received by the Company, the shares lying in the Unclaimed Suspense Account are transferred after due verification of documents submitted by the shareholder.

Further, the shares in respect of which dividend entitlements remained unclaimed for seven consecutive years are transferred from the Unclaimed Suspense Account to IEPF Authority in accordance with Section 124(6) of the Companies Act, 2013 and rules made thereunder.

The disclosure as required under Schedule V of the Listing Regulations is given below for the financial year 2021-22:

Sl. No.	Particulars	No. of Shareholders	No. of Shares
1.	Aggregate number of shareholders and the outstanding shares in the suspense account lying at the beginning of the year	297	266,996
2.	Number of shareholders who approached the Company for transfer of shares from suspense account during the year	3	772
3.	Number of shareholders to whom shares were transferred from suspense account during the year	3	772
4.	Number of shares in respect of which dividend entitlements remained unclaimed for seven consecutive years and transferred from the Unclaimed Suspense Account to the IEPF	3*	761
5.	Aggregate number of shareholders and the outstanding shares in the suspense account lying at the end of the year	294	265,463
6.	Voting rights on these shares shall remain frozen till the rightful owner of such shares claim the same	Yes	

* Represents a portion of the shares held by 3 shareholders, whose balance shares continue to remain in the unclaimed suspense account.

7. Shareholder Information

Various shareholder information required to be disclosed pursuant to Schedule V of the Listing Regulations are provided in Annexure I to this report.

128 Wipro Limited | Ambitions Realized

Integrated Annual Report 2021-22 129 Statutory Reports and Financial Statements 8. Compliance with Mandatory Requirements Your Company has complied with all the mandatory corporate governance requirements under the Listing Regulations. Specifically, your Company confirms compliance with corporate governance requirements specified in Regulation 17 to 27 and clauses (b) to (i) of subregulation (2) of Regulation 46 of the Listing Regulations. 9. Certificates from Practising Company Secretary The certificate dated April 29, 2022, issued by Mr. V. Sreedharan, Partner, V. Sreedharan & Associates, Practising Company Secretaries is given at page no. 136 of this Annual Report in compliance with corporate governance norms prescribed under the Listing Regulations. The Company has received certificate dated April 29, 2022, from Mr. V. Sreedharan, Partner, V. Sreedharan & Associates, Practising Company Secretaries, confirming that none of the Directors of the Company have been debarred or disqualified from being appointed or continuing as director of companies by the SEBI/Ministry of Corporate of Affairs or any such authority. The certificate is given at page no. 137 of this Annual Report. VII. COMPLIANCE REPORT ON DISCRETIONARY REQUIREMENTS UNDER REGULATION 27(1) OF THE LISTING REGULATIONS 1. The Board As per Para A of Part E of Schedule II of the Listing Regulations, a Non-Executive Chairman of the Board may be entitled to maintain a Chairman’s Office at the company’s expense and allowed reimbursement of expenses incurred in performance of his duties. The Chairman of the Company is an Executive Director and hence this provision is not applicable to us. 2. Shareholders rights Considering the dynamic shareholder demography and trading on the stock exchanges, as a prudent measure, we display our quarterly and half yearly results on our website www.wipro.com and also publish our results in widely circulated newspapers. We have communicated the payment of dividend by e-mail to shareholders in addition to dispatch of letters to all shareholders. We publish the voting results of shareholder meetings and make it available on our website www.wipro.com, and report the same to Stock Exchanges in terms of Regulation 44 of the Listing Regulations. 3. Modified opinion(s) in audit report The Auditors have issued an unmodified opinion on the financial statements of the Company. 4. Reporting of Internal Auditor The Head of Internal Audit reports to the Chairman of the Audit, Risk and Compliance Committee and administratively to the Chief Financial Officer. The Head of Internal Audit has regular and exclusive meetings with the Audit, Risk and Compliance. 5. NYSE Corporate Governance Listing Standards The Company has made necessary disclosures in compliance with the NYSE Listing Standards and NYSE Listed Company Manual on its website https://www.wipro.com/investors/ corporate-governance/corporate-governance-reports/. Bengaluru Rishad A. Premji June 8, 2022 Chairman Declaration as required under Regulation 34(3) and Schedule V of the Listing Regulations All Directors and senior management personnel of the Company have affirmed compliance with Wipro’s Code of Business Conduct for the financial year ended March 31, 2022. Bengaluru Rishad A. Premji June 8, 2022 Chairman Thierry Delaporte Chief Executive Officer and Managing Director

Corporate Governance Report

ANNEXURE I

SHAREHOLDER INFORMATION

Annual General Meeting

Puruant to the General Circular No. 14/2020 dated April 8, 2020, General Circular No. 17/2020 dated April 13, 2020, General Circular No. 20/2020 dated May 5, 2020, General Circular No. 22/2020 dated June 15, 2020, General Circular No. 33/2020 dated September 28, 2020, General Circular No. 39/2020 dated December 31, 2020, Circular no. 02/2021 dated January 13, 2021 and General Circular No. 2/2022 dated May 5, 2022 issued by the Ministry of Corporate Affairs (collectively "**MCA Circulars**") and circular no. SEBI/HO/CFD/CMD1/ CIR/P/2020/79 dated May 12, 2020, circular no. SEBI/HO/ CFD/CMD2/CIR/P/2021/11 dated January 15, 2021 and circular no. SEBI/HO/CFD/CMD2/CIR/P/2022/62 on May 13, 2022 issued by SEBI (collectively "**SEBI Circulars**"), the 76th AGM for the year ended March 31, 2022 is scheduled to be held on Tuesday, July 19, 2022 at 9 AM IST through Video Conferencing ("**VC**") mode.

The Members may attend the 76th AGM scheduled to be held on Tuesday, July 19, 2022, 9 AM IST onwards, through VC or watch the live web-cast at https://www.wipro.com/AGM2022/. Detailed instructions for participation are provided in the notice of the 76th AGM. The proceedings of the 76th AGM will be available through VC and live web-cast to the shareholders as on the cut-off date i.e., July 12, 2022.

Annual General Meetings and Other General Body meeting of the last three years and Special Resolutions, if any.

Financial Year	Date and Time	Venue	Special resolutions passed
2018-19	July 16, 2019 at 4 PM	Wipro Campus, Cafeteria Hall EC-3, Ground Floor, Opp. Tower 8, No. 72, Keonics, Electronic City, Hosur Road, Bengaluru – 561 229	i) Amendments to the Articles of Association of the Company ii) Appointment of Mr. Azim H. Premji (DIN: 00234280) as Non-Executive, Non-Independent Director of the Company
2019-20	July 13, 2020 at 9 AM	Meeting held through VC	Appointment of Mr. Deepak M. Satwalekar (DIN: 00009627) as an Independent Director of the Company
2020-21	July 14, 2021 At 9 AM		-

Procedure for Postal Ballot

The postal ballot is conducted in accordance with the provisions contained in Section 110 and other applicable provisions, if any, of the Companies Act, 2013, read with Rule 22 of the Companies (Management and Administration) Rules, 2014. The Shareholders are provided the facility to vote either by physical ballot or through e-voting. The postal ballot notice is sent to shareholders as per the permitted mode wherever applicable. The Company also publishes a notice in the newspapers in accordance with the requirements under the Companies Act, 2013.

Shareholders holding equity shares as on the cut-off date may cast their votes through e-voting or through postal ballot during the voting period fixed for this purpose. After completion of scrutiny of votes, the scrutinizer submits his report to the Chairman and the results of voting by postal ballot are announced within 2 working days of conclusion of the voting period. The results are displayed on the website of the Company (www.wipro.com) and communicated to the Stock Exchanges, Depositories, and Registrar and Share Transfer Agents. The resolutions, if passed by the requisite majority, are deemed to have been passed on the last date specified for receipt of duly completed postal ballot forms or e-voting.

In view of the COVID-19 pandemic, the MCA permitted companies to transact items through postal ballot as per the framework set out in MCA Circulars. In accordance with the aforementioned circulars, e-voting facility was provided to all the shareholders to cast their votes only through the remote e-voting process as per notice of postal ballot dated June 6, 2021, for the re-appointment of Dr. Patrick J. Ennis (DIN: 07463299) and Mr. Patrick Dupuis (DIN: 07480046) as Independent Directors on the board of the Company.

The aforesaid resolutions were duly passed and the results of postal ballot/e-voting were announced on June 6, 2021. Mr. V. Sreedharan/ Ms. Devika Sathyanarayana/Mr. Pradeep B. Kulkarni, partners of V. Sreedharan & Associates, Practicing Company Secretaries, were appointed as the Scrutinizer to scrutinize the postal ballot and remote e-voting process in a fair and transparent manner.

130 Wipro Limited | Ambitions Realized

Integrated Annual Report 2021-22 131 Statutory Reports and Financial Statements Resolution No. of Votes Polled No. of Votes Cast in Favour No. of Votes Cast Against % of Votes Cast in Favour on Votes Polled % of Votes Cast Against on Votes Polled Re-appointment of Dr. Patrick J. Ennis (DIN: 07463299) as an Independent Director of the Company 4,905,658,196 4,869,602,676 36,055,520 99.27 0.73 Re-appointment of Mr. Patrick Dupuis (DIN: 07480046) as an Independent Director of the Company 4,905,658,087 4,880,958,490 24,699,597 99.50 0.50 Means of Communication with Shareholders/Analysts We have established procedures to disseminate, in a planned manner, relevant information to our shareholders, analysts, employees and the society at large. Our Audit, Risk and Compliance Committee reviews the earnings press releases, Form 20-F filed with Securities Exchange Commission (“SEC”) filings and annual and quarterly reports of the Company, before they are presented to the Board for their approval for release. The details of the means of communication with shareholders/analysts are given below: News Releases and Presentations All our news releases and presentations made at investor conferences and to analysts are posted on the Company’s website at https://www.wipro.com/investors. Quarterly results Our quarterly results are published in widely circulated national newspapers such as Financial Express and the local daily Kannada Prabha. Website The Company’s website contains a dedicated section for Investors (https://www.wipro.com/investors), where annual reports, earnings press releases, stock exchange filings, quarterly reports, and corporate governance policies are available, apart from the details about the Company, Board of Directors and Management. Annual Report Annual Report containing audited standalone accounts, consolidated financial statements together with Board’s Report, Corporate Governance Report, Management Discussion and Analysis Report, Auditors Report and other important information are circulated to the Members entitled thereto through permitted mode(s). Other Disclosures/Filings Our Form 20-F filed with SEC containing detailed disclosures, along with other disclosures including Press Releases etc. are available at https://www.wipro.com/investors/annual-reports/. Communication of Results: Means of Communications Number of times during 2021-22 Earnings Calls 4 Publication of results 4 Analysts/Investors Meetings/Analyst Day Details are provided in the MD&A Report forming part of this Annual Report. Financial Calendar The financial year of the Company starts from the 1st day of April and ends on 31st day of March of the next year. Our tentative calendar for declaration of results for the financial year 2022-23 are as given below. In addition, the Board may meet on other dates as and when required. Quarter Ending Release of Results For the Quarter ending June 30, 2022 Third week of July, 2022 For the Quarter and half year ending September 30, 2022 Second week of October, 2022 For the Quarter and nine months ending December 31, 2022 Second week of January, 2023 For the year ending March 31, 2023 Second week of April, 2023

Corporate Governance Report

The Register of Members and Share Transfer books will remain closed from Monday, July 18, 2022, to Tuesday, July 19, 2022 (both days inclusive).

Fees Paid to Statutory Auditors

The details of total fees for all services paid by the Company and its subsidiaries, on a consolidated basis, to the statutory auditor and all the entities in the network firm/network entity of which the statutory auditor is a part, are as follows:

(in ₹ Millions)

Type of Service	FY 2021-22	FY 2020-21
Audit Fees	138	83
Tax Fees	78	44
Others	19	13
Total	**235**	**140**

Corporate Information

a) **Corporate Identity Number (CIN):** L32102KA1945PLC020800

b) **Company Registration Number:** 20800

c) **International Securities Identification Number (ISIN):** INE075A01022

d) **CUSIP Number for Wipro American Depository Shares:** 97651M109

e) **Details of exchanges where Company's shares are listed in as of March 31, 2022:**

Equity shares	Stock Codes	Address
BSE Limited (BSE)	507685	BSE Limited, Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai - 400 001
National Stock Exchange of India Limited (NSE)	WIPRO	Exchange Plaza, C-1, Block G, Bandra Kurla Complex, Bandra (E), Mumbai – 400 051
American Depository Receipts		
New York Stock Exchange (NYSE)	WIT	11 Wall St, New York, NY 10005, United States of America

Notes:

1. Listing fees for the year 2022-23 has been paid to the Indian Stock Exchanges as on date of this report.
2. Listing fees to NYSE for the calendar year 2022 has been paid as on date of this report.
3. The stock code on Reuters is WIPR.NS and on Bloomberg is WPRO:IN

Distribution of Shareholding as on March 31, 2022

Category (No. of Shares)	March 31, 2022				March 31, 2021			
	No. of Shareholders	% of Shareholders	No. of Shares	% of Total Equity	No. of Shareholders	% of Shareholders	No. of Shares	% of Total Equity
1-5000	1,924,678	99.52	127,656,185	2.33	829,647	98.93	83,119,655	1.52
5001- 10000	4,158	0.21	14,617,597	0.27	3,628	0.43	12,699,508	0.23
10001- 20000	2,078	0.11	14,875,142	0.27	1,936	0.23	13,864,634	0.25
20001- 30000	747	0.04	9,215,417	0.17	751	0.09	9,354,600	0.17
30001- 40000	376	0.02	6,584,115	0.12	371	0.04	6,483,397	0.12
40001- 50000	275	0.01	6,197,942	0.11	261	0.03	5,881,802	0.11
50001- 100000	607	0.03	21,415,735	0.39	668	0.08	23,626,382	0.43
100001 & Above	1,113	0.06	5,281,507,982	96.34	1,329	0.17	5,324,108,577	97.17
Total	**1,934,032**	**100**	**5,482,070,115**	**100.00**	**838,591**	**100.00**	**5,479,138,555**	**100.00**

132 Wipro Limited | Ambitions Realized

Integrated Annual Report 2021-22 133 Statutory Reports and Financial Statements Market Share Price Data The performance of our stock in the financial year 2021-22 is tabulated below: Month NSE BSE NYSE High (`) Low (`) Volume Traded during the month High (`) Low (`) Volume Traded during the month High ($) Low ($) April 2021 511.80 412.60 427,898,448 511.95 412.75 18,630,811 7.36 6.09 May 2021 545.00 477.80 201,507,955 545.00 477.80 7,851,022 7.98 7.07 June 2021 564.00 533.00 129,675,603 564.00 533.05 11,310,855 8.32 7.75 July 2021 601.80 522.60 208,298,985 601.50 522.55 11,401,490 8.6 7.48 August 2021 642.80 582.25 126,302,610 642.70 582.30 13,559,539 9.4 8.39 September 2021 699.15 627.35 127,511,209 698.95 627.30 8,122,601 9.8 8.81 October 2021 739.85 630.20 200,108,855 739.80 630.15 11,109,107 9.96 8.71 November 2021 668.75 603.95 96,860,653 668.40 603.90 6,880,647 9.21 8.34 December 2021 719.90 623.00 187,339,442 719.80 623.20 11,819,253 9.86 8.34 January 2022 726.80 537.20 225,871,043 726.70 537.45 15,501,432 9.85 7.07 February 2022 590.00 531.15 159,048,679 589.80 530.50 11,160,128 7.86 6.86 March 2022 616.00 550.40 166,011,264 615.90 550.30 8,532,431 8.07 7.08 Performance of Wipro equity shares/ADSs of the Company relative to the NIFTY, SENSEX and NYSE Composite index during the period April 1, 2021 to March 31, 2022 is given in the following chart: 70 80 90 100 110 120 130 140 150 160 170 180 190 200 210 220 230 240 250 1-Apr-2021 1-May-2021 1-Jun-2021 1-Jul-2021 1-Aug-2021 1-Sep-2021 1-Oct-2021 1-Nov-2021 1-Dec-2021 1-Jan-2022 1-Feb-2022 1-Mar-2022 Wipro Sensex NYSE Composite Ind ex

134 Wipro Limited | Ambitions Realized Other Disclosures Description of Voting Rights All our equity shares carry voting rights on a pari-passu basis. Dematerialisation of Shares and Liquidity 99.85% of outstanding equity shares have been dematerialized as at March 31, 2022. Outstanding ADR/GDR/Warrants or any other Convertible instruments, Conversion Date and Likely Impact on Equity The Company has 2.46% of outstanding ADRs as on March 31, 2022. Commodity Price Risk or Foreign Exchange Risk and Hedging Activities The Company had no exposure to commodity and commodity risks for the financial year 2021-22. For Foreign exchange risk and hedging activities, please refer Management Discussion and Analysis Report for details. Credit Ratings The ICRA Committee of ICRA has reaffirmed the long-term rating for lines of credit of Wipro Limited at [ICRA]AAA. The Outlook on the long-term rating is stable. The Rating Committee of ICRA has also re-affirmed the short-term rating at [ICRA]A+. Fitch Ratings has assigned Long-Term Foreign- and Local-Currency Issuer Default Ratings (IDR) and foreign-currency senior unsecured rating of ‘A-’. Standard & Poor has also assigned a rating of A-. The Outlook is Stable. Plant Locations The Company has various offices in India and abroad. Details of these locations as on March 31, 2022, are available on our website www.wipro.com. Registrar and Share Transfer Agents Company’s share transfer and related activities are operated through its Registrar and Share Transfer Agents: KFin Technologies Limited, Hyderabad. Share Transfer System In accordance with the proviso to Regulation 40(1) of the Listing Regulations, effective from April 1, 2019, transfers of shares of the Company shall not be processed unless the shares are held in the dematerialized form with a depository. Accordingly, shareholders holding equity shares in physical form are urged to have their shares dematerialized so as to be able to freely transfer them. Investor Queries and Grievances Redressal Shareholders may write either to the Company or the Registrar and Transfer Agents for redressal of queries and grievances. The address and contact details of the concerned officials are given below. KFin Technologies Limited, Unit: Wipro Limited, Selenium Tower B, Plot 31 & 32, Financial District, Nanakramguda, Serilingampally Mandal, Hyderabad—500 032, Telangana. Toll Free No.: 1800-309-4001 Phone: (040) 7961 1000 Contact Person: Ms. Baireddy Swati Reddy—E-mail id: swati.baireddy@kfintech.com Ms. Rajitha Cholleti- E-mail id: rajitha.cholleti@kfintech.com. Shareholders Grievance can also be sent through e-mail to the following designated E-mail id: einward.ris@kfintech.com. Overseas Depository for ADSs—J.P. Morgan Chase Bank N.A. 383 Madison Avenue, Floor 11 New York, NY10179 General: +1 800 990 1135 From outside the U.S.: +1 651 453 2128 Tel: +1 212 552 8926 New York E-mail: drx_depo@jpmorgan.com Corporate Governance Report

Integrated Annual Report 2021-22 135 Statutory Reports and Financial Statements Indian Custodian for ADSs India Sub Custody Office Address: J.P. Morgan Chase Bank, N.A. Mumbai Branch, Paradigm B-Wing, 6th Floor, Mindspace, Malad (W), Mumbai—400 064 Phone: +91 022 6649 2515 | F: +91 022 6649 2509 The e-mail address and contact details for all service related queries is: india.custody.client.service@jpmorgan.com Contact Persons: Abijit More- E-mail id: abhijit.more@jpmorgan.com Nekzad Behramkamdin- E-mail id: nekzad.behramkamdin@jpmorgan.com Nayan Vyas- E-mail id: nayan.x.vyas@jpmorgan.com Web-Based Query Redressal System Members may utilize this facility extended by the Registrar & Transfer Agents for redressal of their queries. Please visit https://karisma.kfintech.com and click on “investors” option for query registration through free identity registration to log on. Investor can submit the query in the “QUERIES” option provided on the website, which will generate the grievance registration number. For accessing the status/response to your query, please use the same number at the option “VIEW REPLY” after 24 hours. The investors can continue to put additional queries relating to the case till they are satisfied. Shareholders can also send their correspondence to the Company with respect to their shares, dividend, request for annual reports and shareholder grievances. The contact details are provided below: Mr. M. Sanaulla Khan Vice President and Company Secretary Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru—560 035 Ph: +91 80 28440011 (Extn: 226185) E-mail: sanaulla.khan@wipro.com Mr. G. Kothandaraman General Manager, Finance Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru—560 035 Ph: +91 80 28440011 (Extn: 226183) E-mail: kothandaraman.gopal@wipro.com Analysts can reach our Investor Relations Team for any queries and clarification on Financial/Investor Relations related matters: Ms. Aparna C. Iyer Vice President, Finance Corporate Treasurer and Investor Relations Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru—560 035 Ph: +91 80 28440011 (Extn: 226186) E-mail: iyer.aparna@wipro.com Mr. Abhishek Kumar Jain General Manager, Finance Investor Relations Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru—560 035 Ph:+91-80-6142 6143 E-mail: abhishekkumar.jain@wipro.com In case of any queries, stakeholders are requested to write to the above mentioned E-mail IDs for a quicker response.

136 Wipro Limited | Ambitions Realized Corporate Governance Compliance Certificate [Pursuant to Regulation 34(3) and Schedule V Para E of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015] Corporate Identity Number: L32102KA1945PLC020800 Nominal Capital: Rs. 2527.40 crores To The Members of Wipro Limited Doddakannelli, Sarjapur Road, Bengaluru – 560035 We have examined all the relevant records of Wipro Limited for the purpose of certifying compliance of the conditions of the Corporate Governance under the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 for the financial year ended March 31, 2022. We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of certification. The compliance of conditions of corporate governance is the responsibility of the Management. Our examination was limited to the procedure and implementation process adopted by the Company for ensuring the compliance of the conditions of the corporate governance. This certificate is neither an assurance as to the future viability of the Company nor of the efficacy or effectiveness with which the management has conducted the affairs of the Company. In our opinion and to the best of our information and according to the explanations and information furnished to us, we certify that the Company has complied with all the mandatory requirements of Corporate Governance as stipulated in Schedule II of the said Regulations. As regards Discretionary Requirements specified in Part E of Schedule II of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company has complied with items C and E. For V. SREEDHARAN & ASSOCIATES Company Secretaries (V. Sreedharan) Partner FCS: 2347; CP No. 833 Bengaluru April 29, 2022 UDIN: F002347D000241828 Peer Review Certificate No.589/2019 Corporate Governance Report

Statutory Reports and Financial Statements

CERTIFICATE OF NON-DISQUALIFICATION OF DIRECTORS

[Pursuant to Regulation 34(3) and Schedule V Para C Clause (10)(i) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015]

To,

The Members of
WIPRO LIMITED
Doddakannelli, Sarjapur Road,
Bengaluru 560035

We have examined the relevant registers, records, forms, returns and disclosures received from the Directors of WIPRO LIMITED, having CIN L32102KA1945PLC020800 and having registered office at Doddakannelli, Sarjapur Road, Bengaluru 560035 (hereinafter referred to as 'the Company'), produced before us by the Company for the purpose of issuing this Certificate, in accordance with Regulation 34(3) read with Schedule V Para-C Sub clause 10(i) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

In our opinion and to the best of our information and according to the verifications (including Directors Identification Number (DIN) status at the portal www.mca.gov.in) as considered necessary and explanations furnished to us by the Company & its officers, we hereby certify that none of the Directors on the Board of the Company as stated below for the Financial Year ending on March 31, 2022 have been debarred or disqualified from being appointed or continuing as Directors of companies by the Securities and Exchange Board of India (SEBI) and Ministry of Corporate Affairs (MCA), or any such other Statutory Authority.

Details of Directors:

Sl. No.	Name of Director	Designation	DIN	Date of appointment in Company
1.	Mr. Azim Hasham Premji	Non-Executive - Non-Independent Director	00234280	01/09/1968
2.	Ms. Tulsi Naidu	Non-Executive - Independent Director	03017471	01/07/2021
3.	Mr. William Arthur Owens	Non-Executive - Independent Director	00422976	01/07/2006
4.	Mr. Rishad Premji Azim	Executive Director, Chairman of the Board and the Company	02983899	01/05/2015
5.	Ms. Ireena Vittal	Non-Executive - Independent Director	05195656	01/10/2013
6.	Mr. Patrick John Ennis	Non-Executive - Independent Director	07463299	01/04/2016
7.	Mr. Patrick Lucien Andre Dupuis	Non-Executive - Independent Director	07480046	01/04/2016
8.	Mr. Deepak Madhav Satwalekar	Non-Executive - Independent Director	00009627	01/07/2020
9.	Mr. Thierry Delaporte	Executive Director, Chief Executive Officer and Managing Director	08107242	06/07/2020

* Mr. M. K. Sharma (DIN: 00327684) retired as Independent Director on 30.06.2021 after completing his term of office.

Ensuring the eligibility for the appointment / continuity of every Director on the Board is the responsibility of the management of the Company. Our responsibility is to express an opinion based on our verification. This certificate is neither an assurance as to the future viability of the Company nor of the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For **V. SREEDHARAN & ASSOCIATES**
Company Secretaries

(V. Sreedharan)
Partner
FCS: 2347; CP No. 833

Bengaluru
April 29, 2022
UDIN: F002347D000241905
Peer Review Certificate No.589/2019

Integrated Annual Report 2021-22 137

138 Wipro Limited | Ambitions Realized Standalone Financial Statement under Ind AS Independent Auditor’s Report To The Members of Wipro Limited Report on the Audit of the Standalone Financial Statements Opinion We have audited the accompanying standalone financial statements of Wipro Limited (“the Company”), which comprise the Balance Sheet as at March 31, 2022, the Statement of Profit and Loss (including Other Comprehensive Income), the Statement of Changes in Equity and the Statement of Cash Flows for the year then ended, and a summary of significant accounting policies and other explanatory information (herein after referred to as “the Standalone Financial Statements”). In our opinion and to the best of our information and according to the explanations given to us, the aforesaid Standalone Financial Statements give the information required by the Companies Act, 2013 (“the Act”) in the manner so required and give a true and fair view in conformity with the Indian Accounting Standards prescribed under Section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended (“Ind AS”) and other accounting principles generally accepted in India, of the state of affairs of the Company as at March 31, 2022, and its profit, total comprehensive income, changes in equity and its cash flows for the year ended on that date. Basis for Opinion We conducted our audit of the Standalone Financial Statements in accordance with the Standards on Auditing specified under Section 143(10) of the Act (“SA”s). Our responsibilities under those Standards are further described in the Auditor’s Responsibility for the Audit of the Standalone Financial Statements section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Standalone Financial Statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the Standalone Financial Statements. Key Audit Matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the Standalone Financial Statements of the current period. These matters were addressed in the context of our audit of the Standalone Financial Statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report. Revenue from fixed price contracts using the percentage of completion method—Refer Notes 2 (iii)(a), 3(xiii)B and 22 to the financial statements Key Audit Matter Description Revenue from fixed price contracts, including software development, and integration contracts, where the performance obligations are satisfied over time, is recognized using the percentage-of-completion method. Use of the percentage-of-completion method requires the Company to determine the project costs incurred to date as a percentage of total estimated project costs at completion. The estimation of total project costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. In addition, provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the total estimated project costs. We identified the revenue recognition for fixed price contracts where the percentage-of-completion method is used as a key audit matter because of the significant judgement involved in estimating the efforts to complete such contracts. This estimate has a high inherent uncertainty and requires consideration of progress of the contract, efforts incurred todate and estimates of efforts required to complete the remaining performance obligations. This required a high degree of auditor judgment in evaluating the audit evidence supporting estimated efforts to complete and a higher extent of audit effort to evaluate the reasonableness of the total estimated efforts used to recognise revenue from fixed price contracts. How the Key Audit Matter Was Addressed in the Audit Our audit procedures related to estimates of efforts to complete for fixed price contracts accounted using the percentage-ofcompletion method included the following, among others: • We tested the effectiveness of controls relating to (1) recording of efforts incurred and estimation of efforts required to complete the remaining performance obligations, and (2) access and application controls pertaining to time recording and allocation systems, which prevents unauthorised changes to recording of efforts incurred. • We evaluated management’s ability to reasonably estimate the progress towards satisfying the performance obligation by comparing actual information to estimates for performance obligations that have been fulfilled.

Integrated Annual Report 2021-22 139 Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS • We selected a sample of fixed price contracts with customers accounted using percentage-of-completion method and performed the following: • Read the contract and based on the terms and conditions evaluated whether recognizing revenue over time using percentage of completion method was appropriate, and the contract was included in management’s calculation of revenue over time. • Evaluated the appropriateness of and consistency in the application of management’s policies and methodologies to estimate progress towards satisfying the performance obligation. • Compared efforts incurred to date with Company’s estimate of efforts incurred to date to identify significant variations and evaluate whether those variations have been considered appropriately in estimating the remaining efforts to complete the contract. • Tested the estimate for consistency with the status of delivery of milestones and customer acceptances to identify possible delays in achieving milestones, which require changes in estimated efforts to complete the remaining performance obligations. • Evaluated other information that supported the estimates of the progress towards satisfying the performance obligation. Information Other than the Financial Statements and Auditor’s Report Thereon • The Company’s Board of Directors is responsible for the other information. The other information comprises the information included in the Board’s Report including Annexures to Board’s report, Business Responsibility and Sustainability Report and Corporate Governance Report, but does not include the Consolidated Financial Statements, Standalone Financial Statements and our auditor’s report thereon. • Our opinion on the Standalone Financial Statements does not cover the other information and we do not express any form of assurance conclusion thereon. • In connection with our audit of the Standalone Financial Statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the Standalone Financial Statements, or our knowledge obtained during the course of our audit or otherwise appears to be materially misstated. • If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. Management’s Responsibility for the Standalone Financial Statements The Company’s Board of Directors is responsible for the matters stated in Section 134(5) of the Act with respect to the preparation of these Standalone Financial Statements that give a true and fair view of the financial position, financial performance including other comprehensive income, changes in equity and cash flows of the Company in accordance with the Ind AS and other accounting principles generally accepted in India. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Standalone Financial Statements that give a true and fair view and are free from material misstatement, whether due to fraud or error. In preparing the Standalone Financial Statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so. The Board of Directors are also responsible for overseeing the Company’s financial reporting process. Auditor’s Responsibility for the Audit of the Standalone Financial Statements Our objectives are to obtain reasonable assurance about whether the Standalone Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Standalone Financial Statements. As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the Standalone Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal financial control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company has adequate internal financial

140 Wipro Limited | Ambitions Realized Standalone Financial Statement under Ind AS controls system in place and the operating effectiveness of such controls. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management. • Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Standalone Financial Statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern. • Evaluate the overall presentation, structure and content of the Standalone Financial Statements, including the disclosures, and whether the Standalone Financial Statements represent the underlying transactions and events in a manner that achieves fair presentation. Materiality is the magnitude of misstatements in the Standalone Financial Statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Standalone Financial Statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Standalone Financial Statements. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the Standalone Financial Statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. Report on Other Legal and Regulatory Requirements 1. As required by Section 143(3) of the Act, based on our audit we report, that: a) We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit. b) In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books. c) The Balance Sheet, the Statement of Profit and Loss (including Other Comprehensive Income), the Statement of Changes in Equity and the Statement of Cash Flows dealt with by this Report are in agreement with the relevant books of account. d) In our opinion, the aforesaid Standalone Financial Statements comply with the Ind AS specified under Section 133 of the Act. e) On the basis of the written representations received from the directors as on March 31, 2022 taken on record by the Board of Directors, none of the directors is disqualified as on March 31, 2022 from being appointed as a director in terms of Section 164(2) of the Act. f) With respect to the adequacy of the internal financial controls over financial reporting of the Company and the operating effectiveness of such controls, refer to our separate Report in “Annexure A”. Our report expresses an unmodified opinion on the adequacy and operating effectiveness of the Company’s internal financial controls over financial reporting. g) With respect to the other matters to be included in the Auditor’s Report in accordance with the requirements of Section 197(16) of the Act, as amended, in our opinion and to the best of our information and according to the explanations given to us, the remuneration paid by the Company to its directors during the year is in accordance with the provisions of Section 197 of the Act. h) With respect to the other matters to be included in the Auditor’s Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended, in our opinion and to the best of our information and according to the explanations given to us: i. The Company has disclosed the impact of pending litigations on its financial position in its Standalone Financial Statements; ii. The Company has made provision, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts; iii. There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company. Independent Auditor’s Report

Integrated Annual Report 2021-22 141 Statutory Reports and Financial Statements Standalone Financial Statement under Ind AS iv. (a) The Management has represented, that, to the best of their knowledge and belief, no funds (which are material either individually and in aggregate) have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Company, to or in any other person or entity, including foreign entity (“Intermediaries”), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Company (“Ultimate Beneficiaries”) or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries. (b) The management has represented, that, to the best of their knowledge and belief, no funds (Which are material either individually or in aggregate) have been received by the Company, from any person or entity, including foreign entities (“Funding Parties”), with the understanding, whether recorded in writing or otherwise, that the Company, shall, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party (“Ultimate Beneficiaries”) or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries. (c) Based on the audit procedures performed that have been considered reasonable and appropriate in the circumstances, nothing has come to our notice that has caused us to believe that the representations under sub-clause (i) and (ii) of Rule 11(e), as provided under (a) and (b) above, contain any material misstatement. b) The interim dividend declared and paid by the company, during the year and until the date of this report is in accordance with Section 123 of the Act. 2. As required by the Companies (Auditor’s Report) Order, 2020 (“the Order”) issued by the Central Government in terms of Section 143(11) of the Act, we give in “Annexure B” a statement on the matters specified in paragraphs 3 and 4 of the Order. For DELOITTE HASKINS & SELLS LLP Chartered Accountants Firm Registration Number: 117366W/W-100018 Vikas Bagaria Partner Membership Number: 60408 Bengaluru June 8, 2022

142 Wipro Limited | Ambitions Realized Standalone Financial Statement under Ind AS ANNEXURE “A” TO THE INDEPENDENT AUDITOR’S REPORT (Referred to in paragraph (f) under ‘Report on Other Legal and Regulatory Requirements’ section of our report to the Members of Wipro Limited of even date) Report on the Internal Financial Controls Over Financial Reporting under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013 (“the Act”) We have audited the internal financial controls over financial reporting of Wipro Limited (“the Company”) as of March 31, 2022 in conjunction with our audit of the Standalone Financial Statements of the Company for the year ended on that date. Management’s Responsibility for Internal Financial Controls The Board of Directors of the Company are responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (“the ICAI”). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to company’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act. Auditor’s Responsibility Our responsibility is to express an opinion on the Company’s internal financial controls over financial reporting of the Company based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the “Guidance Note”) issued by the ICAI and the Standards on Auditing prescribed under Section 143(10) of the Companies Act, 2013, to the extent applicable to an audit of internal financial controls. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting was established and maintained and if such controls operated effectively in all material respects. Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system over financial reporting and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. We believe that the audit evidence we have obtained, is sufficient and appropriate to provide a basis for our audit opinion on the Company’s internal financial controls system over financial reporting. Meaning of Internal Financial Controls over Financial Reporting A company’s internal financial control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal financial control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Inherent Limitations of Internal Financial Controls over Financial Reporting Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting to future periods are subject to the risk that the internal financial control over financial reporting may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Opinion In our opinion, to the best of our information and according to the explanations given to us, the Company has, in all material respects, an adequate internal financial controls system over financial reporting and such internal financial controls over financial reporting were operating effectively as at March 31, 2022, based on, the criteria for internal control over financial reporting established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the ICAI. For DELOITTE HASKINS & SELLS LLP Chartered Accountants Firm Registration Number: 117366W/W-100018 Vikas Bagaria Partner Membership Number: 60408 Bengaluru June 8, 2022 Independent Auditor’s Report

Statutory Reports and Financial Statements

Standalone Financial Statement under Ind AS

ANNEXURE "B" TO THE INDEPENDENT AUDITOR'S REPORT

(Referred to in paragraph 2 under 'Report on Other Legal and Regulatory Requirements' section of our report to the Members of Wipro Limited of even date)

To the best of our information and according to the explanations provided to us by the Company and the books of account and records examined by us in the normal course of audit, we state that:

(i) In respect of the Company's Property, Plant and Equipment and Intangible Assets:

(a) (A) The Company has maintained proper records showing full particulars, including quantitative details and situation of Property, Plant and Equipment and relevant details of right-of-use assets.

(B) The Company has maintained proper records showing full particulars of intangible assets.

(b) The Company has a program of physical verification of Property, Plant and Equipment and right-of-use assets so to cover all the assets once every three years which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. Pursuant to the program, certain Property, Plant and Equipment and right-of-use assets were due for verification during the year and were physically verified by the Management during the year. According to the information and explanations given to us, no material discrepancies were noticed on such verification.

(c) Based on the examination of the sale deed / transfer deed / conveyance deed / the property tax receipts and lease agreement for land on which building is constructed provided to us, we report that, the title deeds, of all immovable properties (other than properties where the company is the lessee and the lease agreements are duly executed in favour of the lessee), disclosed in the financial statements included under Property, Plant and Equipment are held in the name of the Company as at the balance sheet date except for a freehold land with a carrying amount of ₹ 404 million, for which the title deed has not been executed in the name of the Company pending fulfilment of certain conditions.

(d) The Company has not revalued any of its Property, Plant and Equipment (including right-of-use assets) and intangible assets during the year.

(e) No proceedings have been initiated during the year or are pending against the Company as at March 31, 2022 for holding any benami property under the Benami Transactions (Prohibition) Act, 1988 (as amended in 2016) and rules made thereunder.

(ii) (a) The inventories were physically verified during the year by the Management at reasonable intervals. The coverage and procedure of such verification by the Management is appropriate having regard to the size of the Company and the nature of its operations. No discrepancies of 10% or more in the aggregate for each class of inventories were noticed on such physical verification of inventories when compared with books of account.

(b) The Company has not been sanctioned working capital limits in excess of ₹ 5 crores, in aggregate, at any point of time during the year, from banks or financial institutions on the basis of security of current assets. Hence, reporting on the quarterly returns or statements filed by the Company with such banks or financial institutions is not applicable.

(iii) The Company has made investments in, companies, firms, limited liability partnerships, and granted unsecured loans to other parties, during the year, in respect of which:

(a) The Company has provided loans and, stood guarantee during the year and details of which are given below:

(₹ Millions)

	Loans	Guarantees
Aggregate amount granted*/ provided to subsidiaries during the year	19,125	59,677
Balance outstanding as at the balance sheet date in respect of amount granted/provided to subsidiaries	19,125	59,677

* includes ₹ 18,945 renewed or extended during the year.

(b) The investments made, and guarantees provided, and the terms and conditions of the grant of all the above-mentioned loans and guarantees provided, during the year are, in our opinion, prima facie, not prejudicial to the Company's interest.

(c) In respect of loans granted by the Company, the schedule of repayment of principal and payment of interest has been stipulated, and repayments of principal amounts and receipts of interest are regular as per stipulation.

(d) Based on the audit procedures performed, in respect of loans granted by the Company, there is no overdue amount remaining outstanding as at the balance sheet date.

(e) During the year loans aggregating to Rs. 33,664 million fell due from certain subsidiaries, of which Loans aggregating Rs. 18,782 million has been renewed or extended during the year. There were no fresh loans granted to settle the overdues of existing loans given to the same parties.

(₹ Millions)

Name of the Party	Aggregate amount of overdues of existing loans renewed or extended or settled by fresh loans	Percentage of the aggregate to the total loans granted during the year*
Wipro LLC	18,945	99%
Wipro VLSI Design Services India Private Limited	180	1%

* includes ₹ 18,945 renewed or extended during the year.

Integrated Annual Report 2021-22 143

Standalone Financial Statement under Ind AS

Independent Auditor's Report

(f) Based on the audit procedures performed, the Company has not granted any loans either repayable on demand or without specifying any terms or period of repayment during the year. Hence, reporting under clause 3 (iii)(f) of the Order is not applicable.

The Company has not provided advances in the nature of loans or provided security during the year.

(iv) The Company has complied with the provisions of Sections 185 and 186 of the Companies Act, 2013 in respect of loans granted, investments made and guarantees and securities provided, as applicable.

(v) The Company has not accepted any deposit or amounts which are deemed to be deposits. Hence, reporting under Clause (v) of the Order is not applicable.

(vi) The maintenance of cost records has not been specified for the activities of the Company by the Central Government under Section 148(1) of the Companies Act, 2013 for the business activities carried out by the Company. Hence reporting under Clause 3(vi) of the Order is not applicable to the Company.

(vii) In respect of statutory dues:

(a) In our opinion, undisputed statutory dues, including Goods and Service tax, Provident Fund, Employees' State Insurance, Income-tax, Sales Tax, Service tax, duty of Custom, duty of Excise, Value Added Tax, cess and any other material statutory dues applicable to the Company have generally been regularly deposited by it with the appropriate authorities.

There were no undisputed amounts payable in respect of Goods and Service tax, Provident Fund, Income-tax, Sales Tax, Service Tax, duty of Custom, duty of Excise, Value Added Tax, cess and other material statutory dues in arrears as at March 31, 2022 for a period of more than six months from the date they became payable.

(b) Details of statutory dues referred to in sub-clause (a) above which have not been deposited as on March 31, 2022 on account of disputes are given below:

(₹ in millions)

Name of Statute	Nature of dues	Forum where dispute is pending	Period to which the amount relates	Amount Involved	Amount not deposited as at March 31, 2022
The Central Excise Act, 1944	Excise Duty	Assistant Commissioner	1991-92 to 2014-15	57	52
The Central Excise Act, 1944	Excise Duty	Commissioner	2004-05 to 2014-15	10	10
The Central Excise Act, 1944	Excise Duty	Commissioner (Appeals)	1995-96 to 2012-13	13	13
The Central Excise Act, 1944	Excise Duty	CESTAT	2004-05 to 2012-13	37	25
The Central Excise Act, 1944	Excise Duty	High Court	2007-08, 2008-09	1	1
The Customs Act, 1962	Customs Duty	Assistant Commissioner of Customs	1994-95 to 2008-09	49	45
The Customs Act, 1962	Customs Duty	CESTAT	1991-92 to 2011-12	11	4
The Customs Act, 1962	Customs Duty	Commissioner	1990-91 to 2009-10	94	90
The Customs Act, 1962	Customs Duty	Commissioner (Appeals)	1997-98 to 2009-10	343	308
The Customs Act, 1962	Customs Duty	Deputy Commissioner - Air Customs –Chennai	2009-10	5	5
The Customs Act, 1962	Customs Duty	Madras High Court	2009-10	4	4
The Customs Act, 1962	Customs Duty- Penalty	Karnataka High Court	2001-02 to 2004-05	2,711	2,631
Finance Act, 1994	Service tax	Assistant Commissioner	2003-04 to 2014-15	368	366
Finance Act, 1994	Service tax	Commissioner	2014-15 to 2017-18	214	214
Finance Act, 1994	Service tax	Commissioner (Appeals)	2003-04 to 2009-10	362	16
Finance Act, 1994	Service tax	CESTAT	2002-03 to 2011-12	2,945	2,531
Finance Act, 1994	Service Tax-Penalty	Commissioner (Appeals)	2005-06 to 2009-10	29	29
Finance Act, 1994	Service Tax-Penalty	Assistant Commissioner	2008-09, 2009-10	1	1
Finance Act, 1994	Service Tax-Penalty	CESTAT	2002-03 to 2011-12	642	642
Sales Tax / VAT	Sales Tax / VAT	Assistant Commissioner/ Deputy Commissioner	1986-87 to 2017-18	4,727	4,506

144 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Standalone Financial Statement under Ind AS

Name of Statute	Nature of dues	Forum where dispute is pending	Period to which the amount relates	Amount Involved	Amount not deposited as at March 31, 2022
Sales Tax / VAT	Sales Tax / VAT	Commissioner (Appeals)	1988-89 to 2017-18	1,737	1,354
Sales Tax / VAT	Sales Tax / VAT	Appellate Authorities	1986-87 to 2017-18	776	727
Sales Tax / VAT	Sales Tax / VAT	Tribunal	2009-10 to 2016-17	656	602
Sales Tax / VAT	Sales Tax / VAT	High Court	2002-03 to 2012-13	30	5
Sales Tax/ VAT	Sales Tax/ VAT	Supreme Court	2001-02	12	12
Goods and Services Tax	Goods and Services Tax	Commissioner (Appeals)	2017-18 to 2021-22	930	929
The Income Tax Act, 1961	Income Tax - TDS	CIT(A) - TDS	2003-04, 2011-12	35	35
The Income Tax Act, 1961	Income Tax – TDS	Income Tax Appellate Tribunal	2009-10	13	3
The Income Tax Act, 1961	Income Tax - TDS	High Court	2010-11	61	61
The Income Tax Act, 1961	Income Tax	Assessing Officer	2007-08	97	42
The Income Tax Act, 1961	Income Tax	Commissioner of Income tax (Appeals)	2012-13	16	16
The Income Tax Act, 1961	Income Tax	Income Tax Appellate Tribunal	2006-07, 2007-08 2009-10, 2010-11, 2014-15	2,027	1,212
The Income Tax Act, 1961	Income Tax	High Court	2012-13, 2013-14	4,380	317
The Employees' Provident Funds And Miscellaneous Provisions, ACT, 1952	Provident Fund	The Employees' Provident Funds Appellate Tribunal	2006-07 to 2013-14	479	479

(viii) There were no transactions relating to previously unrecorded income that were surrendered or disclosed as income in the tax assessments under the Income Tax Act, 1961 (43 of 1961) during the year.

(ix) In our opinion, the Company has not defaulted in the repayment of loans or other borrowings or in the payment of interest thereon to any lender during the year.

The Company has not been declared wilful defaulter by any bank or financial institution or government or any government authority.

The Company has not taken any term loan during the year and there are no unutilised term loans at the beginning of the year and hence, reporting under Clause 3(ix)(c) of the Order is not applicable.

On an overall examination of the financial statements of the Company, funds raised on short-term basis have, prima facie, not been used during the year for long-term purposes by the Company.

On an overall examination of the financial statements of the Company, the Company has not taken any funds from any entity or person on account of or to meet the obligations of its subsidiaries or associates.

The Company has not raised any loans during the year on the pledge of securities held in its subsidiaries as defined under the Companies Act, 2013 and hence reporting on Clause 3(ix)(f) of the Order is not applicable.

(x) (a) The Company has not issued any of its securities (including debt instruments) during the year and hence reporting under Clause 3(x)(a) of the Order is not applicable.

(b) During the year the Company has not made any preferential allotment or private placement of shares or convertible debentures (fully or partly or optionally) and hence reporting under Clause 3(x)(b) of the Order is not applicable to the Company.

(xi) To the best of our knowledge, no fraud by the Company and no material fraud on the Company has been noticed or reported during the year.

No report under sub-section (12) of Section 143 of the Companies Act has been filed in Form ADT-4 as prescribed

Integrated Annual Report 2021-22 145

146 Wipro Limited | Ambitions Realized Standalone Financial Statement under Ind AS under rule 13 of Companies (Audit and Auditors) Rules, 2014 with the Central Government, during the year and upto the date of this report. We have taken into consideration the whistle blower complaints received by the Company during the year (and upto the date of this report) while determining the nature, timing and extent of our audit procedures. (xii) The Company is not a Nidhi Company and hence reporting under Clause 3 (xii) of the Order is not applicable to the Company. (xiii) In our opinion, the Company is in compliance with Section 177 and 188 of the Companies Act, where applicable, for all transactions with the related parties and the details of related party transactions have been disclosed in the financial statements as required by the applicable accounting standards. (xiv) (a) In our opinion, the Company has an adequate internal audit system commensurate with the size and the nature of its business. (b) We have considered, the internal audit reports for the year under audit and till date, in determining the nature, timing and extent of our audit procedures. (xv) In our opinion during the year the Company has not entered into any non-cash transactions with its directors or persons connected with its directors. and hence provisions of Section 192 of the Companies Act, 2013 are not applicable to the Company. (xvi) (a) In our opinion, the Company is not required to be registered under Section 45-IA of the Reserve Bank of India Act, 1934. Hence, reporting underClause 3(xvi)(a), (b) and (c) of the Order is not applicable. (b) In our opinion, there is no core investment company within the Group (as defined in the Core Investment Companies (Reserve Bank) Directions, 2016) and accordingly reporting under Clause 3(xvi)(d) of the Order is not applicable. (xvii) The Company has not incurred cash losses during the financial year covered by our audit and the immediately preceding financial year. (xviii) There has been no resignation of the statutory auditors of the Company during the year. (xix) On the basis of the financial ratios, ageing and expected dates of realisation of financial assets and payment of financial liabilities, other information accompanying the financial statements and our knowledge of the Board of Directors and Management plans and based on our examination of the evidence supporting the assumptions, nothing has come to our attention, which causes us to believe that any material uncertainty exists as on the date of the audit report indicating that Company is not capable of meeting its liabilities existing at the date of balance sheet as and when they fall due within a period of one year from the balance sheet date. We, however, state that this is not an assurance as to the future viability of the Company. We further state that our reporting is based on the facts up to the date of the audit report and we neither give any guarantee nor any assurance that all liabilities falling due within a period of one year from the balance sheet date, will get discharged by the Company as and when they fall due. (xx) The Company has fully spent the required amount towards Corporate Social Responsibility (CSR) and there are no unspent CSR amount for the year requiring a transfer to a Fund specified in Schedule VII to the Companies Act or special account in compliance with the provision of subsection (6) of Section 135 of the said Act. Accordingly, reporting under Clause 3(xx) of the Order is not applicable for the year. For DELOITTE HASKINS & SELLS LLP Chartered Accountants Firm Registration Number: 117366W/W-100018 Vikas Bagaria Partner Membership Number: 60408 Bengaluru June 8, 2022 Independent Auditor’s Report

Statutory Reports and Financial Statements

Standalone Financial Statement under Ind AS

Balance Sheet

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	As at March 31, 2022	As at March 31, 2021
ASSETS			
Non-current assets			
Property, plant and equipment	4	65,167	56,758
Right-of-Use assets	5	8,699	9,029
Capital work-in-progress	6	15,845	18,480
Goodwill	7	4,604	4,571
Other intangible assets	7	1,907	2,523
Financial assets			
Investments	8	165,572	82,067
Derivative assets	20	6	16
Trade receivables	9	-	3,079
Other financial assets	11	3,188	4,469
Deferred tax assets (net)	21	533	474
Non-current tax assets (net)		9,747	13,829
Other non-current assets	13	10,838	8,273
Total non-current assets		**286,106**	**203,568**
Current assets			
Inventories	12	875	910
Financial assets			
Investments	8	240,737	174,952
Derivative assets	20	2,995	4,049
Trade receivables	9	92,954	80,462
Unbilled receivables		35,127	15,823
Loans to subsidiaries		19,130	42,015
Cash and cash equivalents	10	48,981	97,832
Other financial assets	11	39,431	5,187
Current tax assets (net)		529	973
Contract assets		13,979	10,809
Other current assets	13	22,984	20,783
Total current assets		**517,722**	**453,795**
TOTAL ASSETS		**803,828**	**657,363**
EQUITY AND LIABILITIES			
EQUITY			
Equity share capital	14	10,964	10,958
Other equity		532,543	441,458
TOTAL EQUITY		**543,507**	**452,416**
LIABILITIES			
Non-current liabilities			
Financial liabilities			
Borrowings	15	57	141
Lease liabilities	5,15	6,939	7,073
Derivative liabilities	20	48	-
Other financial liabilities	17	2	130

Integrated Annual Report 2021-22 147

Standalone Financial Statement under Ind AS

Balance Sheet

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	As at March 31, 2022	As at March 31, 2021
Provisions	18	641	885
Deferred tax liabilities (net)	21	-	1,305
Non-current tax liabilities (net)		16,052	9,110
Other non-current liabilities	19	4,845	4,979
Total non-current liabilities		**28,584**	**23,623**
Current liabilities			
Financial liabilities			
Borrowings	15	76,734	58,011
Lease liabilities	5,15	4,311	4,021
Derivative liabilities	20	585	1,021
Trade payables			
(a) Total outstanding dues of micro enterprises and small enterprises	16	1,117	184
(b) Total outstanding dues of creditors other than micro enterprises and small enterprises	16	45,734	41,055
Other financial liabilities	17	53,714	22,049
Contract liabilities		21,095	18,063
Other current liabilities	19	6,426	6,965
Provisions	18	13,683	15,120
Current tax liabilities (net)		8,338	14,835
Total current liabilities		**231,737**	**181,324**
TOTAL LIABILITIES		**260,321**	**204,947**
TOTAL EQUITY AND LIABILITIES		**803,828**	**657,363**

The accompanying notes form an integral part of these standalone financial statements

As per our report of even date attached.

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No.: 117366W/W – 100018

Vikas Bagaria
Partner
Membership No.: 60408

For and on behalf of the Board of Directors

Rishad A. Premji
Chairman

Deepak M. Satwalekar
Director

Thierry Delaporte
Chief Executive Officer & Managing Director

Jatin Pravinchandra Dalal
Chief Financial Officer

M. Sanaulla Khan
Company Secretary

Bengaluru
June 8, 2022

148 Wipro Limited | Ambitions Realized

(` in millions, except share and per share data, unless otherwise stated) Standalone Financial Statement under Ind AS Integrated Annual Report 2021-22 149 Statutory Reports and Financial Statements Notes Year ended March 31, 2022 Year ended March 31, 2021 INCOME Revenue from operations 22 595,744 502,994 Other income 23 47,061 23,829 Total Income 642,805 526,823 EXPENSES Purchases of stock-in-trade 4,888 5,879 Changes in inventories of finished goods and stock-in-trade 24 (64) 345 Employee benefits expense 25 315,424 264,673 Finance costs 26 3,674 4,026 Depreciation, amortisation and impairment expense 14,857 13,493 Sub-contracting and technical fees 109,777 80,352 Facility expenses 17,539 14,318 Travel 5,976 4,358 Communication 3,729 4,189 Legal and professional charges 4,075 3,537 Marketing and brand building 1,624 839 Other expenses 27 8,664 3,966 Total expenses 490,163 399,975 Profit before tax 152,642 126,848 Tax expense Current tax 21 31,941 22,430 Deferred tax 21 (652) 3,809 Total tax expense 31,289 26,239 Profit for the year 121,353 100,609 Other comprehensive income (OCI) Items that will not be reclassified to profit or loss: Re-measurements of the defined benefit plans, net 25 (12) 562 Net change in fair value of investment in equity instruments measured at fair value through OCI (4) (8) Income tax relating to items that will not be reclassified to profit or loss 21 1 (113) Statement of Profit and Loss 149

Standalone Financial Statement under Ind AS

Statement of Profit and Loss

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	Year ended March 31, 2022	Year ended March 31, 2021
Items that will be reclassified to profit or loss:			
Net change in time value of option contracts designated as cash flow hedges		183	66
Net change in intrinsic value of option contracts designated as cash flow hedges		(120)	1,193
Net change in fair value of forward contracts designated as cash flow hedges		(303)	3,799
Net change in fair value of investment in debt instruments measured at fair value through OCI		(1,944)	2,079
Income tax relating to items that will be reclassified to profit or loss	21	712	(1,241)
Total other comprehensive income / (loss) for the year, net of taxes		**(1,487)**	**6,337**
Total comprehensive income for the year		**119,866**	**106,946**
Earnings per equity share	28		
(Equity shares of par value ₹2 each)			
Basic		22.20	17.81
Diluted		22.14	17.77
Weighted average number of equity shares used in computing earnings per equity share			
Basic		5,466,705,840	5,649,265,885
Diluted		5,482,083,438	5,661,657,822

The accompanying notes form an integral part of these standalone financial statements

As per our report of even date attached.

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No.: 117366W/W – 100018

Vikas Bagaria
Partner
Membership No.: 60408

For and on behalf of the Board of Directors

Rishad A. Premji
Chairman

Deepak M. Satwalekar
Director

Thierry Delaporte
Chief Executive Officer & Managing Director

Jatin Pravinchandra Dalal
Chief Financial Officer

M. Sanaulla Khan
Company Secretary

Bengaluru
June 8, 2022

150 Wipro Limited | Ambitions Realized

Standalone Financial Statement under Ind AS

Statement of Changes in Equity

A. Equity share capital

(₹ in millions, except share and per share data, unless otherwise stated)

Balance as at April 1, 2021	Changes in equity share capital due to prior period errors	Restated balance as at April 1, 2021	Changes in equity share capital during the current year	Balance as at March 31, 2022
10,958	-	10,958	6	10,964

Balance as at April 1, 2020	Changes in equity share capital due to prior period errors	Restated balance as at April 1, 2020	Changes in equity share capital during the previous year	Balance as at March 31, 2021
11,427	-	11,427	(469)	10,958

B. Other equity

Particulars	Share application money pending allotment	Securities premium	Capital reserve	Capital redemption reserve	Retained earnings	Common control transactions capital reserve	Share options outstanding account	Special economic zone re-investment reserve	Cash flow hedging reserve	Foreign currency translation reserve	Remeasurements of the defined benefit plans	Investment in debt instruments measured at fair value through OCI	Investment in equity instruments measured at fair value through OCI	Total other equity
Balance as at April 1, 2021	**^**	**326**	**1,139**	**1,135**	**386,999**	**2,473**	**3,071**	**41,154**	**1,730**	**1,882**	**(524)**	**4,237**	**(2,164)**	**441,458**
Profit for the year	-	-	-	-	121,353	-	-	-	-	-	-	-	-	121,353
Other comprehensive income / (loss)	-	-	-	-	-	-	-	-	(253)	-	(10)	(1,219)	(5)	(1,487)
Total comprehensive income for the year	**-**	**-**	**-**	**-**	**121,353**	**-**	**-**	**-**	**(253)**	**-**	**(10)**	**(1,219)**	**(5)**	**119,866**
Issue of equity shares on exercise of options	-	852	-	-	-	-	(852)	-	-	-	-	-	-	-
Issue of shares by controlled trust on exercise of options [1]	-	-	-	-	1,071	-	(1,071)	-	-	-	-	-	-	-
Compensation cost related to employee share-based payment	-	-	-	-	-	-	4,110	-	-	-	-	-	-	4,110
Transferred to Special economic zone re-investment reserve	-	-	-	-	(5,907)	-	-	5,907	-	-	-	-	-	-
Dividend [2]	-	-	-	-	(32,891)	-	-	-	-	-	-	-	-	(32,891)
Other transactions for the year	**-**	**852**	**-**	**-**	**(37,727)**	**-**	**2,187**	**5,907**	**-**	**-**	**-**	**-**	**-**	**(28,781)**
Balance as at March 31, 2022	**^**	**1,178**	**1,139**	**1,135**	**470,625**	**2,473**	**5,258**	**47,061**	**1,477**	**1,882**	**(534)**	**3,018**	**(2,169)**	**532,543**

^ Value is less than ₹1

[1] 4,711,486 shares have been transferred by the controlled trust to eligible employees on exercise of options during the year ended March 31, 2022.

[2] Refer to Note 29

Integrated Annual Report 2021-22 151

Statutory Reports and Financial Statements

Standalone Financial Statement under Ind AS

Statement of Changes in Equity

(₹ in millions, except share and per share data, unless otherwise stated)

Particulars	Share application money pending allotment	Reserves and Surplus							Other components of equity					Total other equity
		Securities premium	Capital reserve	Capital redemption reserve	Retained earnings	Common control transactions capital reserve	Share options outstanding account	Special economic zone re-investment reserve	Cash flow hedging reserve	Foreign currency translation reserve	Remeasurements of the defined benefit plans	Investment in debt instruments measured at fair value through OCI	Investment in equity instruments measured at fair value through OCI	
Balance as at April 1, 2020	**^**	**887**	**1,139**	**660**	**403,773**	**2,473**	**1,550**	**43,804**	**(2,315)**	**1,882**	**(971)**	**2,386**	**(2,158)**	**453,110**
Profit for the year	-	-	-	-	100,609	-	-	-	-	-	-	-	-	**100,609**
Other comprehensive income / (loss)	-	-	-	-	-	-	-	-	4,045	-	447	1,851	(6)	**6,337**
Total comprehensive income for the year	**-**	**-**	**-**	**-**	**100,609**	**-**	**-**	**-**	**4,045**	**-**	**447**	**1,851**	**(6)**	**106,946**
Issue of equity shares on exercise of options	-	866	-	-	-	-	(866)	-	-	-	-	-	-	**-**
Buyback of equity shares, including tax thereon [1]	-	(1,427)	-	475	(115,018)	-	-	-	-	-	-	-	-	**(115,970)**
Transaction cost related to buyback of equity shares	-	-	-	-	(199)	-	-	-	-	-	-	-	-	**(199)**
Issue of shares by controlled trust on exercise of options [2]	-	-	-	-	662	-	(662)	-	-	-	-	-	-	**-**
Effect of modification of ADS RSU from cash settled to equity settled [3]	-	-	-	-	-	-	739	-	-	-	-	-	-	**739**
Compensation cost related to employee share-based payment	-	-	-	-	-	-	2,310	-	-	-	-	-	-	**2,310**
Transferred from Special economic zone re-investment reserve	-	-	-	-	2,650	-	-	(2,650)	-	-	-	-	-	**-**
Dividend [1]	-	-	-	-	(5,478)	-	-	-	-	-	-	-	-	**(5,478)**
Other transactions for the year	**-**	**(561)**	**-**	**475**	**(117,383)**	**-**	**1,521**	**(2,650)**	**-**	**-**	**-**	**-**	**-**	**(118,598)**
Balance as at March 31, 2021	**^**	**326**	**1,139**	**1,135**	**386,999**	**2,473**	**3,071**	**41,154**	**1,730**	**1,882**	**(524)**	**4,237**	**(2,164)**	**441,458**

^ Value is less than ₹1
[1] Refer to Note 29
[2] 3,344,866 shares have been transferred by the controlled trust to eligible employees on exercise of options during the year ended March 31, 2021.
[3] Refer to Note 31

The accompanying notes form an integral part of these standalone financial statements

As per our report of even date attached.

for **Deloitte Haskins & Sells LLP**
Chartered Accountants
Firm's Registration No.: 117366W/W – 100018

Vikas Bagaria
Partner
Membership No.: 60408

For and on behalf of the Board of Directors

Rishad A. Premji
Chairman

Deepak M. Satwalekar
Director

Thierry Delaporte
Chief Executive Officer
& Managing Director

Jatin Pravinchandra Dalal
Chief Financial Officer

M. Sanaulla Khan
Company Secretary

Bengaluru
June 8, 2022

152 Wipro Limited | Ambitions Realized

(` in millions, except share and per share data, unless otherwise stated) Standalone Financial Statement under Ind AS Integrated Annual Report 2021-22 153 Statutory Reports and Financial Statements Statement of Cash Flows For the year ended March 31, 2022 For the year ended March 31, 2021 Cash flows from operating activities Profit for the year 121,353 100,609 Adjustments to reconcile profit for the year to net cash generated from operating activities Gain on sale of property, plant and equipment, net (199) (344) Depreciation, amortisation and impairment expense 14,857 13,493 Net unrealised exchange (gain)/ loss, exchange (gain)/ loss on borrowings and loans to subsidiaries (693) (2,311) Share-based compensation expense 4,110 2,310 Income tax expense 31,289 26,239 Finance and other income, net of finance costs (39,390) (17,208) Reversal of provision for diminution in the value of non-current investments—(2,875) Changes in operating assets and liabilities, net of effects from acquisitions Trade receivables (9,413) 13,491 Unbilled receivables and contract assets (22,473) 3,764 Inventories 35 831 Other assets (9,922) 2,276 Trade payables, other liabilities and provisions 715 5,970 Contract liabilities 3,032 3,791 Cash generated from operating activities before taxes 93,301 150,036 Income taxes paid, net (20,896) (22,759) Net cash generated from operating activities 72,405 127,277 Cash flows from investing activities Payment for purchase of property, plant and equipment (15,855) (16,164) Proceeds from disposal of property, plant and equipment 359 666 Payment for purchase of investments (1,006,006) (1,168,308) Proceeds from sale of investments 939,410 1,186,059 Payment into restricted interim dividend account (27,410)—Payment for business acquisition (30)—Investment in subsidiaries (81,405) (1,546) Repayment of loan by subsidiaries 24,390—Loans to subsidiaries (180) (32,630) Interest received 12,077 19,128 Dividend received 28,539 45 Net cash used in investing activities (126,111) (12,750)    153

Standalone Financial Statement under Ind AS

Statement of Cash Flows

(₹ in millions, except share and per share data, unless otherwise stated)

	For the year ended March 31, 2022	For the year ended March 31, 2021
Cash flows from financing activities		
Proceeds from issuance of equity shares and shares pending allotment	6	6
Repayment of borrowings	(89,249)	(93,990)
Proceeds from borrowings	107,888	101,865
Payment of lease liabilities	(4,638)	(4,559)
Payment for buyback of shares, including transaction cost	-	(95,199)
Payment of tax on buyback of shares	-	(21,445)
Interest and finance costs paid	(3,579)	(2,257)
Payment of dividend	(5,481)	(5,478)
Net cash generated from/(used in) financing activities	**4,947**	**(121,057)**
Net decrease in cash and cash equivalents during the year	(48,759)	(6,530)
Effect of exchange rate changes on cash and cash equivalents	(92)	(78)
Cash and cash equivalents at the beginning of the year	97,832	104,440
Cash and cash equivalents at the end of the year (Note 10)	**48,981**	**97,832**
Refer to Note 15 for supplementary information on statement of cash flows		
^ Value is less than ₹1		

The accompanying notes form an integral part of these standalone financial statements

As per our report of even date attached.

for Deloitte Haskins & Sells LLP
Chartered Accountants
Firm's Registration No.: 117366W/W – 100018

Vikas Bagaria
Partner
Membership No.: 60408

For and on behalf of the Board of Directors

Rishad A. Premji
Chairman

Deepak M. Satwalekar
Director

Thierry Delaporte
Chief Executive Officer & Managing Director

Jatin Pravinchandra Dalal
Chief Financial Officer

M. Sanaulla Khan
Company Secretary

Bengaluru
June 8, 2022

154 Wipro Limited | Ambitions Realized

Standalone Financial Statement under Ind AS 1. The Company overview Wipro Limited (“Wipro” or “Company” or “we” or “our” or “us”), is a global information technology (“IT”), consulting and business process services (“BPS”) company. Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 035, Karnataka, India. The Company has its primary listing with BSE Ltd. and National Stock Exchange of India Ltd. The Company’s American Depository Shares (“ADS”) representing equity shares are also listed on the New York Stock Exchange. The Company’s Board of Directors authorised these standalone financial statements for issue on June 8, 2022. 2. Basis of preparation of standalone financial statements (i) Statement of compliance and basis of preparation The standalone financial statements have been prepared in compliance with Indian Accounting Standards (“Ind AS”), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Companies Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendments issued thereafter. Accounting policies have been applied consistently to all periods presented in these standalone financial statements, except for the adoption of new accounting standards, amendments and interpretations effective from April 1, 2022. The standalone financial statements correspond to the classification provisions contained in Ind AS 1, “Presentation of Financial Statements”. For clarity, various items are aggregated in the statement of profit and loss and balance sheet. These items are disaggregated separately in the notes to the standalone financial statements, where applicable. All amounts included in the standalone financial statements are reported in millions of Indian rupees (` in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures. Previous year figures have been regrouped/rearranged, wherever necessary. (ii) Basis of measurement The standalone financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items, which have been measured at fair value as required by relevant Ind AS: a) Derivative financial instruments, b) Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss, c) The defined benefit liability/(asset) is recognised as the present value of defined benefit obligation less fair value of plan assets, and d) Contingent consideration. (iii) Use of estimates and judgment The preparation of these standalone financial statements in conformity with Ind AS requires the management to make judgments, accounting estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Accounting estimates are monetary amounts in the standalone financial statements that are subject to measurement uncertainty. An accounting policy may require items in standalone financial statements to be measured at monetary amounts that cannot be observed directly and must instead be estimated. In such a case, management develops an accounting estimate to achieve the objective set out by the accounting policy. Developing accounting estimates involves the use of judgements or assumptions based on the latest available and reliable information. Actual results may differ from those accounting estimates. Accounting estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates are recognised in the period in which the estimates are changed and in any future periods affected. In particular, information about material areas of estimation, uncertainty and critical judgments in applying accounting policies that have the material effect on the amounts recognised in the standalone financial statements are included in the following notes: a) Revenue recognition: The Company applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and is distinct in the context of the contract, if not, the promised product or service is combined and accounted as a single performance obligation. The Company allocates the arrangement consideration to separately identifiable performance obligation deliverables based on their relative standalone selling price. In cases where the Company is unable to determine the standalone selling price the Company uses expected cost-plus margin approach in estimating the standalone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future (` in millions, except share and per share data, unless otherwise stated) Notes to the Standalone Financial Statements Integrated Annual Report 2021-22 155 Statutory Reports and Financial Statements 155

Standalone Financial Statement under Ind AS labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, revenue recognised, profit and timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer. b) Impairment testing: Goodwill and intangible assets with indefinite useful life recognised on business combination are tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of an asset or a cash generating unit to which an asset pertains is less than the carrying value. The Company assesses acquired intangible assets with finite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of an asset or a cash generating unit is higher of value in use and fair value less cost of disposal. The calculation of value in use of an asset or a cash generating unit involves use of significant estimates and assumptions which include turnover, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions. c) Income taxes: The major tax jurisdictions for the Company are India and the United States of America. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods. Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of deferred tax assets considered realisable, however, could reduce in the near term if estimates of future taxable income during the carry-forward period are reduced. d) Business combinations: In accounting for business combinations, judgment is required to assess whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired (including useful life estimates), liabilities assumed, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations. e) Defined benefit plans and compensated absences: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. f) Expected credit losses on financial assets: The impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the expected credit loss calculation based on the Company’s history of collections, customer’s creditworthiness, existing market conditions as well as forward looking estimates at the end of each reporting period. g) Useful lives of property, plant and equipment: The Company depreciates property, plant and equipment on a straight-line basis over estimated useful lives of the assets. The charge in respect of periodic depreciation is derived based on an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. The estimated useful life is reviewed at least annually. h) Useful lives of intangible assets: The Company amortises intangible assets on a straight-line basis over estimated useful lives of the assets. The useful life is estimated based on a number of factors including the effects of obsolescence, demand, competition and other economic factors such as the stability of the industry and known technological advances and the level of maintenance expenditures required to obtain the expected future cash flows from the assets. The estimated useful life is reviewed at least annually. i) Provisions and contingent liabilities: The Company estimates the provisions that have present obligations as a result of past events, and it is probable that outflow (` in millions, except share and per share data, unless otherwise stated) Notes to the Standalone Financial Statements 156 Wipro Limited | Ambitions Realized 156

Standalone Financial Statement under Ind AS of resources will be required to settle the obligations. These provisions are reviewed at the end of each reporting date and are adjusted to reflect the current best estimates. The Company uses significant judgement to disclose contingent liabilities. Contingent liabilities are disclosed when there is a possible obligation arising from past events, the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events where it is either not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount cannot be made. Contingent assets are neither recognised nor disclosed in the financial statements. j) Uncertainty relating to the global health pandemic on COVID-19: In assessing the recoverability of receivables including unbilled receivables, contract assets and contract costs, goodwill, intangible assets, and certain investments, the Company has considered internal and external information up to the date of approval of these standalone financial statements including credit reports and economic forecasts. Based on the current indicators of future economic conditions, the Company expects to recover the carrying amount of these assets. The Company bases its assessment on the belief that the probability of occurrence of forecasted transactions is not impacted by COVID-19. The Company has considered the effect of changes, if any, in both counterparty credit risk and its own credit risk while assessing hedge effectiveness and measuring hedge ineffectiveness and continues to believe that COVID-19 has no impact on effectiveness of its hedges. The impact of COVID-19 may be different from what we have estimated as of the date of approval of these standalone financial statements and the Company will continue to closely monitor any material changes to future economic conditions. 3. Material accounting policy information (i) Functional and presentation currency These standalone financial statements are presented in Indian rupees, which is the functional currency of the Company. (ii) Foreign currency transactions and translation Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from translation at the exchange rates prevailing at the reporting date of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of profit and loss and reported within foreign exchange gains/(losses), net, within results of operating activities except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges. Net loss relating to translation or settlement of borrowings denominated in foreign currency are reported within finance costs. Net gain relating to translation or settlement of borrowings denominated in foreign currency are reported within Other income. Nonmonetary assets and liabilities denominated in foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. Translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments measured at fair value through other comprehensive income are included in other comprehensive income, net of taxes. (iii) Financial instruments a) Non-derivative financial instruments: Non-derivative financial instruments consist of: • financial assets, which include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, investments in equity and debt securities and eligible current and non-current assets; Financial assets are derecognised when substantial risks and rewards of ownership of the financial asset have been transferred. In cases where substantial risks and rewards of ownership of the financial assets are neither transferred nor retained, financial assets are derecognised only when the Company has not retained control over the financial asset. • financial liabilities, which include long and shortterm loans and borrowings, bank overdrafts, trade payables, lease liabilities, and eligible current and non-current liabilities. Non-derivative financial instruments are recognised initially at fair value. Subsequent to initial recognition, non-derivative financial instruments are measured as described below: A. Cash and cash equivalents The Company’s cash and cash equivalents consist of cash on hand and in banks and demand deposits with banks, which can be withdrawn at any time, without prior notice or penalty on the principal. For the purposes of the statement of cash flows, cash and cash equivalents include cash on hand, in banks and demand deposits with banks, net of outstanding bank overdrafts that are repayable on demand and are considered part of the Company’s cash management system. In the balance sheet, bank overdrafts are presented under borrowings within current liabilities. (` in millions, except share and per share data, unless otherwise stated) Notes to the Standalone Financial Statements Integrated Annual Report 2021-22 157 Statutory Reports and Financial Statements 157

Standalone Financial Statement under Ind AS B. Investments Financial instruments measured at amortised cost: Debt instruments that meet the following criteria are measured at amortised cost (except for debt instruments that are designated at fair value through Profit or Loss (FVTPL) on initial recognition): • the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and • the contractual terms of the instrument give rise on specified dates to cash flows that are solely payment of principal and interest on the principal amount outstanding. Financial instruments measured at fair value through other comprehensive income (FVTOCI): Debt instruments that meet the following criteria are measured at fair value through other comprehensive income (FVTOCI) (except for debt instruments that are designated at fair value through Profit or Loss (FVTPL) on initial recognition): • the asset is held within a business model whose objective is achieved both by collecting contractual cash flows and selling the financial asset; and • the contractual terms of the instrument give rise on specified dates to cash flows that are solely payment of principal and interest on the principal amount outstanding. Interest income is recognised in statement of profit and loss for FVTOCI debt instruments. Other changes in fair value of FVTOCI financial assets are recognised in other comprehensive income. When the investment is disposed of, the cumulative gain or loss previously accumulated in reserves is transferred to statement of profit and loss. Financial instruments measured at fair value through profit or loss (FVTPL): Instruments that do not meet the amortised cost or FVTOCI criteria are measured at FVTPL. Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognised in statement of profit and loss. The gain or loss on disposal is recognised in statement of profit and loss. Interest income is recognised in statement of profit and loss for FVTPL debt instruments. Dividend on financial assets at FVTPL is recognised when the Company’s right to receive dividend is established. Investments in equity instruments: The Company carries certain equity instruments which are not held for trading. At initial recognition, the Company may make an irrevocable election to present subsequent changes in the fair value of an investment in an equity instrument in other comprehensive income (FVTOCI) or through statement of profit and loss (FVTPL). For investments designated to be classified as FVTOCI, movements in fair value of investments are recognised in other comprehensive income and the gain or loss is not transferred to statement of profit and loss on disposal of investments. For investments designated to be classified as FVTPL, both movements in fair value of investments and gain or loss on disposal of investments are recognised in the statement of profit and loss. Dividends from these investments are recognised in the statement of profit and loss when the Company’s right to receive dividends is established. Investments in subsidiaries: Investment in equity instruments of subsidiaries are measured at cost less impairment. Investment in redeemable preference shares of subsidiaries are measured at FVTPL. These investments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognised in statement of profit and loss. The gain or loss on disposal is recognised in statement of profit and loss. C. Other financial assets: Other financial assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the reporting date which are presented as non-current assets. These are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method, less any impairment losses. These comprise trade receivables, unbilled receivables, finance lease receivables, employee and other advances and other eligible current and non-current assets. D. Trade payables and other liabilities Trade payables other liabilities are initially recognised at fair value, and subsequently carried at amortised cost using the effective interest method. For these financial instruments, the carrying amounts approximate fair value due to the short-term maturity of these instruments. Contingent consideration recognised in a business combination is subsequently measured at fair value through profit or loss. b) Derivative financial instruments The Company is exposed to foreign currency fluctuations on foreign currency assets, liabilities, net investment in foreign operations and forecasted cash flows denominated in foreign currency. The Company limits the effect of foreign exchange rate fluctuations by following established risk management (` in millions, except share and per share data, unless otherwise stated) Notes to the Standalone Financial Statements 158 Wipro Limited | Ambitions Realized 158

Standalone Financial Statement under Ind AS policies including the use of derivatives. The Company enters into derivative financial instruments where the counterparty is primarily a bank. Derivatives are recognised and measured at fair value. Attributable transaction costs are recognised in statement of profit and loss as cost. Subsequent to initial recognition, derivative financial instruments are measured as described below: A. Cash flow hedges Changes in the fair value of the derivative hedging instruments designated as a cash flow hedge are recognised in other comprehensive income and held in cash flow hedging reserve, net of taxes, a component of equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognised in the statement of profit and loss and reported within foreign exchange gains/(losses), net, within results from operating activities. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognised in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognised in the cash flow hedging reserve is transferred to the statement of profit and loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, such cumulative balance is immediately recognised in the statement of profit and loss. B. Others Changes in fair value of foreign currency derivative instruments not designated as cash flow hedges are recognised in the statement of profit and loss and reported within foreign exchange gains/(losses), net, within results from operating activities. Changes in fair value and gains/(losses), net, on settlement of foreign currency derivative instruments relating to borrowings, which have not been designated as hedges are recorded in finance costs. c) Derecognition of financial instruments The Company derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. If the Company retains substantially all the risks and rewards of a transferred financial asset, the Company continues to recognise the financial asset and recognises a borrowing for the proceeds received. A financial liability (or a part of a financial liability) is derecognised from the Company’s balance sheet when the obligation specified in the contract is discharged or cancelled or expires. (iv) Equity and share capital a) Share capital and securities premium The authorised share capital of the Company as at March 31, 2022 is ` 25,274 divided into 12,504,500,000 equity shares of ` 2 each, 25,000,000 preference shares of ` 10 each and 150,000, 10% optionally convertible cumulative preference shares of ` 100 each. Par value of the equity shares is recorded as share capital and the amount received in excess of par value is classified as securities premium. Every holder of the equity shares, as reflected in the records of the Company as at the date of the shareholder meeting shall have one vote in respect of each share held for all matters submitted to vote in the shareholder meeting. b) Capital Reserve Capital Reserve amounting to ` 1,139 (March 31, 2021: ` 1,139) is not freely available for distribution. c) Capital Redemption Reserve As per the Companies Act, 2013, Capital redemption reserve is created when a company purchases its own shares out of free reserves or securities premium. A sum equal to the nominal value of the shares so purchased is transferred to capital redemption reserve. The reserve can be utilised in accordance with the provisions of Section 69 of the Companies Act, 2013. As of March, 2022, Capital redemption reserve amounting to ` 1,135 (March 31, 2021: ` 1,135) is not freely available for distribution d) Retained earnings Retained earnings comprises of the Company’s undistributed earnings after taxes. e) Common Control Transactions Capital Reserve The Common Control Transactions Capital Reserve is on account of merger of certain wholly owned subsidiaries with the Company during the year ended March 31, 2019. As of March 31, 2022, this reserve amounting to ` 2,473 (March 31, 2021: ` 2,473) is not freely available for distribution. f) Share options outstanding account The Share options outstanding account is used to record the value of equity-settled share-based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and restricted stock unit options by employees. g) Special Economic Zone Re-investment reserve The Special Economic Zone Re-investment Reserve has been created out of profit of eligible Special Economic Zone units as per provisions of Section 10AA (1)(ii) of the Income–tax Act, 1961 for acquiring new plant and machinery. The reserve should be utilised by the Company for acquiring plant and machinery as per the (` in millions, except share and per share data, unless otherwise stated) Notes to the Standalone Financial Statements Integrated Annual Report 2021-22 159 Statutory Reports and Financial Statements 159

Standalone Financial Statement under Ind AS terms of Section 10AA(2) of the Income-tax Act, 1961. This reserve is not freely available for distribution. h) Others Changes in the fair value of financial instruments (debt or equity) measured at fair value through other comprehensive income is recognised in other comprehensive income, net of taxes and presented within investment in debt instruments measured at fair value through OCI or investment in equity instruments measured at fair value through OCI. Actuarial gains and losses on remeasurements of the defined benefit plans are recognised in other comprehensive income, net of taxes and presented within equity in remeasurement of the defined benefit plans. i) Cash flow hedging reserve Changes in fair value of derivative hedging instruments designated and effective as a cash flow hedge are recognised in other comprehensive income, net of taxes, and presented within equity as cash flow hedging reserve. j) Foreign currency translation reserve (FCTR) The exchange differences arising from the translation of financial statements of foreign operations with functional currency other than Indian rupees is recognised in other comprehensive income, net of taxes and is presented within equity in the FCTR. k) Dividend A final dividend on common stock is recorded as a liability on the date of approval by the shareholders. An interim dividend is recorded as a liability on the date of declaration by the board of directors. l) Buyback of equity shares The buyback of equity shares, including tax thereon and related transaction costs are recorded as a reduction of free reserves. Further, capital redemption reserve is created as an apportionment from retained earnings. m) Bonus issue For the purpose of bonus issue, the amount is transferred from capital redemption reserves, securities premium and retained earnings to the share capital. (v) Property, plant and equipment a) Recognition and measurement Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses, if any. Cost includes expenditures directly attributable to the acquisition of the asset. General and specific borrowing costs directly attributable to the construction of a qualifying asset are capitalised as part of the cost. Capital work-in-progress are measured at cost less accumulated impairment losses, if any. b) Depreciation The Company depreciates property, plant and equipment over the estimated useful life on a straightline basis from the date the assets are available for use. Leasehold improvements are amortised over the shorter of estimated useful life of the asset or the related lease term. Term licenses are amortised over their respective contract term. Freehold land is not depreciated. The estimated useful life of assets is reviewed and where appropriate are adjusted, annually. The estimated useful lives of assets are as follows: Category Useful life Buildings 28 to 40 years Plant and equipment 5 to 21 years Computer equipment and software 2 to 7 years Furniture, fixtures and equipment 3 to 10 years Vehicles 4 to 5 years When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. Subsequent expenditure relating to property, plant and equipment is capitalised only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably. Deposits and advances paid towards the acquisition of property, plant and equipment outstanding as at each reporting date is classified as capital advances under other non-current assets and the cost of property, plant and equipment not available for use before such date are disclosed under capital work-in-progress. (vi) Business combinations, Goodwill and Intangible assets a) Business combinations Business combinations are accounted for using the purchase (acquisition) method. The cost of an acquisition is measured as the fair value of the assets transferred, liabilities incurred or assumed, and equity instruments issued at the date of exchange by the Company. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of acquisition. Transaction costs incurred in connection with a business acquisition are expensed as incurred. The cost of an acquisition also includes the fair value of any contingent consideration measured as at the date of acquisition. Any subsequent changes to the fair value of contingent consideration classified as liabilities, other than measurement period adjustments, are recognised in the statement of profit and loss. (` in millions, except share and per share data, unless otherwise stated) Notes to the Standalone Financial Statements 160 Wipro Limited | Ambitions Realized 160

Standalone Financial Statement under Ind AS Common Control business combinations The Company accounts for business combinations involving entities or businesses under common control using the pooling of interests method. The assets and liabilities of the combining entities are reflected at their carrying amounts. The identity of the reserves shall be preserved and shall appear in the financial statements of the transferee in the same form in which they appeared in the financial statements of the transferor. The difference, if any, between the amount recorded as share capital issued plus any additional consideration in the form of cash or other assets and the amount of share capital of the transferor shall be transferred to capital reserve and should be presented separately as Common Control Transactions Capital reserve. b) Goodwill The excess of the cost of an acquisition over the Company’s share in the fair value of the acquiree’s identifiable assets and liabilities is recognised as goodwill. If the excess is negative, a bargain purchase gain is recognised in equity as capital reserve. Goodwill is measured at cost less accumulated impairment (if any). Goodwill associated with disposal of an operation that is part of cash-generating unit is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained, unless some other method better reflects the goodwill associated with the operation disposed of. c) Intangible assets Intangible assets acquired separately are measured at cost of acquisition. Intangible assets acquired in a business combination are measured at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortisation and impairment losses, if any. The amortisation of an intangible asset with a finite useful life reflects the manner in which the economic benefit is expected to be generated. The estimated useful life of amortisable intangibles is reviewed and where appropriate is adjusted, annually. The estimated useful lives of the amortisable intangible assets are as follows: Category Useful life Customer-related intangibles 5 to 10 years Marketing-related intangibles 7 years (vii) Leases The Company as a lessee The Company enters into an arrangement for lease of land, buildings, plant and equipment including computer equipment and vehicles. Such arrangements are generally for a fixed period but may have extension or termination options. The Company assesses, whether the contract is, or contains, a lease, at its inception. A contract is, or contains, a lease if the contract conveys the right to: a) control use of an identified asset, b) obtain substantially all the economic benefits from use of the identified asset, and c) direct the use of the identified asset The Company determines the lease term as the noncancellable period of a lease, together with periods covered by an option to extend the lease, where the Company is reasonably certain to exercise that option. The Company at the commencement of the lease contract recognises a Right of Use (“RoU”) asset at cost and corresponding lease liability, except for leases with term of less than twelve months (short-term leases) and lowvalue assets. For these short-term and low value leases, the Company recognises the lease payments as an operating expense on a straight-line basis over the lease term. The cost of the RoU assets comprises the amount of the initial measurement of the lease liability, any lease payments made at or before the inception date of the lease, plus any initial direct costs, less any lease incentives received. Subsequently, the RoU assets are measured at cost less any accumulated depreciation and accumulated impairment losses, if any. The RoU assets are depreciated using the straight-line method from the commencement date over the shorter of lease term or useful life of RoU assets. The estimated useful lives of RoU assets are determined on the same basis as those of property, plant and equipment. The Company applies Ind AS 36 to determine whether a RoU asset is impaired and accounts for any identified impairment loss as described in the impairment of nonfinancial assets below. For lease liabilities at the commencement of the lease, the Company measures the lease liability at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that rate is readily determined, if that rate is not readily determined, the lease payments are discounted using the incremental borrowing rate that the Company would have to pay to borrow funds, including the consideration of factors such as the nature of the asset and location, collateral, market terms and conditions, as applicable in a similar economic environment. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. The Company recognises the amount of the remeasurement of lease liability as an adjustment to the RoU assets. Where the carrying amount of the RoU asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Company recognises any remaining amount of the re-measurement in statement of profit and loss. (` in millions, except share and per share data, unless otherwise stated) Notes to the Standalone Financial Statements Integrated Annual Report 2021-22 161 Statutory Reports and Financial Statements 161

Standalone Financial Statement under Ind AS Payment of Lease liabilities are classified as cash used in financing activities in the statement of cash flows. The Company as a lessor Leases under which the Company is a lessor are classified as a finance or operating lease. Lease contracts where all the risks and rewards are substantially transferred to the lessee are classified as a finance lease. All other leases are classified as operating lease. For leases under which the Company is an intermediate lessor, the Company accounts for the head-lease and the sub-lease as two separate contracts. The sub-lease is further classified either as a finance lease or an operating lease by reference to the RoU asset arising from the headlease. (viii) Inventories Inventories are valued at lower of cost and net realisable value, including necessary provision for obsolescence. Cost is determined using the weighted average method. (ix) Impairment A) Financial assets The Company applies the expected credit loss model for recognising impairment loss on financial assets measured at amortised cost, debt instruments classified as FVTOCI, trade receivables, unbilled receivables, contract assets, finance lease receivables and other financial assets. Expected credit loss is the difference between the contractual cash flows and the cash flows that the entity expects to receive discounted using the effective interest rate. Loss allowances for trade receivables, unbilled receivables, contract assets and finance lease receivables are measured at an amount equal to lifetime expected credit loss. Lifetime expected credit losses are the expected credit losses that result from all possible default events over the expected life of a financial instrument. Lifetime expected credit loss is computed based on a provision matrix which takes in to account, risk profiling of customers and historical credit loss experience adjusted for forward looking information. For other financial assets, expected credit loss is measured at the amount equal to twelve months expected credit loss unless there has been a significant increase in credit risk from initial recognition, in which case those are measured at lifetime expected credit loss. B) Impairment of Investment in subsidiaries The Company assesses investments in subsidiaries for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. If any such indication exists, the Company estimates the recoverable amount of the investment in subsidiary. The recoverable amount of such investment is the higher of its fair value less cost of disposal (“FVLCD”) and its value-in-use (“VIU”). The VIU of the investment is calculated using projected future cash flows. If the recoverable amount of the investment is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognised in the statement of profit and loss. C) Non-financial assets The Company assesses long-lived assets such as property, plant and equipment, RoU assets and acquired intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. If any such indication exists, the Company estimates the recoverable amount of the asset or group of assets. Goodwill is tested for impairment at least annually at the same time and when events occur or changes in circumstances indicate that the recoverable amount of the cash generating unit is less than its carrying value. The goodwill impairment test is performed at the level of cash generating unit or groups of cash generating units which represents the lowest level at which goodwill is monitored for internal management purposes. The recoverable amount of an asset or cash generating unit is the higher of its fair value less cost of disposal (“FVLCD”) and its value-in-use (“VIU”). The VIU of longlived assets is calculated using projected future cash flows. FVLCD of a cash generating unit is computed using turnover and earnings multiples. If the recoverable amount of the asset or the recoverable amount of the cash generating unit to which the asset belongs is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognised in the statement of profit and loss. If at the reporting date, there is an indication that a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the impairment losses previously recognised are reversed such that the asset is recognised at its recoverable amount but not exceeding written down value which would have been reported if the impairment losses had not been recognised initially. An impairment in respect of goodwill is not reversed. (x) Employee benefits a) Post-employment plans The Company participates in various employee benefit plans. Pensions and other post-employment benefits are classified as either defined contribution plans or defined benefit plans. Under a defined contribution plan, the Company’s sole obligation is to pay a fixed amount with no obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits. The related actuarial and investment risks are borne by the employee. The expenditure for (` in millions, except share and per share data, unless otherwise stated) Notes to the Standalone Financial Statements 162 Wipro Limited | Ambitions Realized 162

Standalone Financial Statement under Ind AS defined contribution plans is recognised as an expense during the period when the employee provides service. Under a defined benefit plan, it is the Company’s obligation to provide agreed benefits to the employees. The related actuarial and investment risks are borne by the Company. The present value of the defined benefit obligations is calculated by an independent actuary using the projected unit credit method. Re-measurements of the defined benefit plans, comprising actuarial gains or losses, and the return on plan assets (excluding interest) are immediately recognised in other comprehensive income, net of taxes and not reclassified to profit or loss in subsequent period. Net interest recognised in profit or loss is calculated by applying the discount rate used to measure the defined benefit obligation to the net defined benefit liability or asset. The actual return on the plan assets above or below the discount rate is recognised as part of re-measurements of the defined benefit plans through other comprehensive income, net of taxes. The Company has the following employee benefit plans: A. Provident fund Eligible employees receive benefits under the provident fund plan in which both the employer and employees make periodic contributions to the approved provident fund trust managed by the Company. A portion of the employer’s contribution is made to the government administered pension fund. The contributions to the trust managed by the Company is accounted for as a defined benefit plan as the Company is liable for any shortfall in the fund assets based on the government specified minimum rates of return. Certain employees receive benefits under the provident fund plan in which both the employer and employees make periodic contributions to the government administered provident fund. A portion of the employer’s contribution is made to the government administered pension fund. This is accounted as a defined contribution plan as the obligation of the Company is limited to the contributions made to the fund. B. Gratuity and foreign pension In accordance with the Payment of Gratuity Act, 1972, applicable for Indian companies, the Company provides for a lump sum payment to eligible employees, at retirement or termination of employment based on the last drawn salary and years of employment with the Company. The gratuity fund is managed by the third-party fund managers. The Company also maintains pension and similar plans for employees outside India, based on country specific regulations. These plans are partially funded, and the funds are managed by third party fund managers. The plans provide for monthly payout after retirement as per salary drawn and service period or for a lump sum payment as set out in rules of each fund. The Company’s obligations in respect of the above plans, which are defined benefit plans, are provided for based on actuarial valuation using the projected unit credit method. C. Superannuation Superannuation plan, a defined contribution scheme is administered by third party fund managers. The Company makes annual contributions based on a specified percentage of each eligible employee’s salary. b) Termination benefits Termination benefits are expensed when the Company can no longer withdraw the offer of those benefits. c) Short-term benefits Short-term employee benefit obligations such as cash bonus, management incentive plans or profit sharing plans are measured on an undiscounted basis and are recorded as expense as the related service is provided. A liability is recognised for the amount expected to be paid under short-term cash bonus, management incentive plans or profit-sharing plans, if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably. d) Compensated absences The employees of the Company are entitled to compensated absences. The employees can carry forward a portion of the unutilised accumulating compensated absences and utilise it in future periods or receive cash at retirement or termination of employment. The Company records an obligation for compensated absences in the period in which the employee renders the services that increases this entitlement. The Company measures the expected cost of compensated absences as the additional amount that the Company expects to pay as a result of the unused entitlement that has accumulated at the end of the reporting period. The Company recognises accumulated compensated absences based on actuarial valuation using the projected unit credit method. Non-accumulating compensated absences are recognised in the period in which the absences occur. (xi) Share-based payment transactions Selected employees of the Company receive remuneration in the form of equity settled instruments or cash settled instruments, for rendering services over a defined vesting period and for Company’s performancebased stock options over the defined period. Equity instruments granted are measured by reference to the fair value of the instrument at the date of grant. In cases, (` in millions, except share and per share data, unless otherwise stated) Notes to the Standalone Financial Statements Integrated Annual Report 2021-22 163 Statutory Reports and Financial Statements 163

Standalone Financial Statement under Ind AS where equity instruments are granted at a nominal exercise price, the intrinsic value on the date of grant approximates the fair value. The expense is recognised in the statement of profit and loss with a corresponding increase to the share options outstanding account, a component of equity. The equity instruments or cash settled instruments generally vest in a graded manner over the vesting period. The fair value determined at the grant date is expensed over the vesting period of the respective tranches of such grants (accelerated amortisation). The stock compensation expense is determined based on the Company’s estimate of equity instruments or cash settled instruments that will eventually vest. Cash Settled instruments granted are re-measured by reference to the fair value at the end of each reporting period and at the time of vesting. The expense is recognised in the statement of profit and loss with a corresponding increase to the financial liability. (xii) Provisions Provisions are recognised when the Company has a present obligation (legal or constructive), as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, considering the risks and uncertainties surrounding the obligation. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset, if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably. Provisions for onerous contracts are recognised when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for onerous contracts are measured at the present value of lower of the expected net cost of fulfilling the contract and the expected cost of terminating the contract. (xiii) Revenue The Company derives revenue primarily from software development, maintenance of software/hardware and related services, business process services, sale of IT and other products. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognised upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. To recognise revenues, the Company applies the following five step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognise revenues when a performance obligation is satisfied. When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved. At contract inception, the Company assesses its promise to transfer products or services to a customer to identify separate performance obligations. The Company applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and are distinct in the context of the contract, if not, the promised products or services are combined and accounted as a single performance obligation. The Company allocates the arrangement consideration to separately identifiable performance obligations based on their relative standalone selling price or residual method. Standalone selling prices are determined based on sale prices for the components when it is regularly sold separately, in cases where the Company is unable to determine the standalone selling price the Company uses third-party prices for similar deliverables or the Company uses expected cost-plus margin approach in estimating the standalone selling price. For performance obligations where control is transferred over time, revenues are recognised by measuring progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the promised products or services to be provided. The method for recognising revenues and costs depends on the nature of the services rendered: A. Time and materials contracts Revenues and costs relating to time and materials contracts are recognised as the related services are rendered. B. Fixed-price contracts i) Fixed-price development contracts Revenues from fixed-price development contracts, including software development, and integration contracts, where the performance obligations are satisfied over time, are recognised using the “percentage-of-completion” method. The performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses. Percentage of completion is determined based on project costs incurred to date as a percentage of total estimated project costs required to complete the project. (` in millions, except share and per share data, unless otherwise stated) Notes to the Standalone Financial Statements 164 Wipro Limited | Ambitions Realized 164

Standalone Financial Statement under Ind AS The cost expended (or input) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. If the Company is not able to reasonably measure the progress of completion, revenue is recognised only to the extent of costs incurred for which recoverability is probable. When total cost estimates exceed revenues in an arrangement, the estimated losses are recognised in the statement of profit and loss in the period in which such losses become probable based on the current contract estimates as an onerous contract provision. A contract asset is a right to consideration that is conditional upon factors other than the passage of time. Contract assets primarily relate to unbilled amounts on fixed-price development contracts and are classified as non-financial asset as the contractual right to consideration is dependent on completion of contractual milestones. A contract liability is an entity’s obligation to transfer goods or services to a customer for which the entity has received consideration (or the amount is due) from the customer. Unbilled receivables on other than fixed price development contracts are classified as a financial asset where the right to consideration is unconditional and only the passage of time is required before the payment is due. ii) Maintenance contracts Revenues related to fixed-price maintenance contracts are recognised on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using percentage of completion method when the pattern of benefits from the services rendered to the customers and the cost to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue for contracts in which the invoicing is representative of the value being delivered is recognised based on our right to invoice. If our invoicing is not consistent with value delivered, revenues are recognised as the service is performed using the percentage of completion method. In certain projects, a fixed quantum of service or output units is agreed at a fixed price for a fixed term. In such contracts, revenue is recognised with respect to the actual output achieved till date as a percentage of total contractual output. Any residual service unutilised by the customer is recognised as revenue on completion of the term. iii) Element or Volume based contracts Revenues and costs are recognised as the related services are rendered. C. Products Revenue on product sales are recognised when the customer obtains control of the specified product. D. Others—Any change in scope or price is considered as a contract modification. The Company accounts for modifications to existing contracts by assessing whether the services added are distinct and whether the pricing is at the standalone selling price. Services added that are not distinct are accounted for on a cumulative catch up basis, while those that are distinct are accounted for prospectively, either as a separate contract if the additional services are priced at the standalone selling price, or as a termination of the existing contract and creation of a new contract if not priced at the standalone selling price.—The Company accounts for variable considerations like, volume discounts, rebates, pricing incentives to customers and penalties as reduction of revenue on a systematic and rational basis over the period of the contract. The Company estimates an amount of such variable consideration using expected value method or the single most likely amount in a range of possible consideration depending on which method better predicts the amount of consideration to which the Company may be entitled and when it is probable that a significant reversal of cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration is resolved.—Revenues are shown net of allowances/returns, sales tax, value added tax, goods and services tax and applicable discounts and allowances.—The Company accrues the estimated cost of warranties at the time when the revenue is recognised. The accruals are based on the Company’s historical experience of material usage and service delivery costs.—Incremental costs that relate directly to a contract and incurred in securing a contract with a customer are recognised as an asset when the Company expects to recover these costs and amortised over the contract term.—The Company recognises contract fulfilment cost as an asset if those costs specifically relate to a contract or to an anticipated contract, the costs generate or enhance resources that will be used in satisfying performance obligations in future; and the costs are expected to be recovered. The asset so recognised is amortised on a systematic basis (` in millions, except share and per share data, unless otherwise stated) Notes to the Standalone Financial Statements Integrated Annual Report 2021-22 165 Statutory Reports and Financial Statements 165

Standalone Financial Statement under Ind AS consistent with the transfer of goods or services to customer to which the asset relates.—The Company assesses the timing of the transfer of goods or services to the customer as compared to the timing of payments to determine whether a significant financing component exists. As a practical expedient, the Company does not assess the existence of a significant financing component when the difference between payment and transfer of deliverables is a year or less. If the difference in timing arises for reasons other than the provision of finance to either the customer or us, no financing component is deemed to exist.—The Company may enter into arrangements with third party suppliers to resell products or services. In such cases, the Company evaluates whether the Company is the principal (i.e. report revenues on a gross basis) or agent (i.e. report revenues on a net basis). In doing so, the Company first evaluates whether the Company controls the good or service before it is transferred to the customer. If Company controls the good or service before it is transferred to the customer, Company is the principal; if not, the Company is the agent.—Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contract and are recognised in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. (xiv) Finance costs Finance costs comprises interest cost on borrowings, lease liabilities and net defined benefit liability, gains or losses arising on re-measurement of financial assets measured at FVTPL, net loss on translation or settlement of foreign currency borrowings and changes in fair value and gains/(losses) on settlement of related derivative instruments. Borrowing costs that are not directly attributable to a qualifying asset are recognised in the statement of profit and loss using the effective interest method. (xv) Finance and other income Finance and other income comprises interest income on deposits, dividend income, gains/(losses) on disposal of investments and net gain on translation or settlement of foreign currency borrowings. Interest income is recognised using the effective interest method. Dividend income is recognised when the right to receive payment is established. (xvi) Income tax Income tax comprises current and deferred tax. Income tax expense is recognised in the statement of profit and loss except to the extent it relates to a business combination, or items directly recognised in equity or in other comprehensive income. a) Current income tax Current income tax for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the taxable income for the period. The tax rates and tax laws used to compute the current tax amounts are those that are enacted or substantively enacted as at the reporting date and applicable for the period. While determining the tax provisions, the Company assesses whether each uncertain tax position is to be considered separately or together with one or more uncertain tax positions depending upon the nature and circumstances of each uncertain tax position. The Company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognised amounts and where it intends either to settle on a net basis, or to realise the asset and liability simultaneously. b) Deferred income tax Deferred income tax is recognised using the balance sheet approach. Deferred income tax assets and liabilities are recognised for deductible and taxable temporary differences arising between the tax base of assets and liabilities and their carrying amount in these standalone financial statements, except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profits or loss at the time of the transaction. Deferred income tax assets are recognised to the extent it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilised. Deferred income tax liabilities are recognised for all taxable temporary differences except in respect of taxable temporary differences that is expected to reverse within the tax holiday period, taxable temporary differences associated with investments in subsidiaries, associates and foreign branches where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. (` in millions, except share and per share data, unless otherwise stated) Notes to the Standalone Financial Statements 166 Wipro Limited | Ambitions Realized 166

Standalone Financial Statement under Ind AS Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. The Company offsets deferred income tax assets and liabilities, where it has a legally enforceable right to offset current tax assets against current tax liabilities, and they relate to taxes levied by the same taxation authority on either the same taxable entity, or on different taxable entities where there is a right and an intention to settle the current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously. (xvii) Earnings per share Basic earnings per share is computed using the weighted average number of equity shares outstanding during the period adjusted for treasury shares held. Diluted earnings per share is computed using the weighted-average number of equity and dilutive equivalent shares outstanding during the period, using the treasury stock method for options, except where the results would be anti-dilutive. The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any splits and bonus shares issues including for change effected prior to the approval of the standalone financial statements by the Board of Directors. (xviii) Statement of cash flows Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash from operating, investing and financing activities of the Company are segregated. (xix) Assets held for sale Sale of business is classified as held for sale, if their carrying amount is intended to be recovered principally through sale rather than through continuing use. The condition for classification as held for sale is met when disposal business is available for immediate sale and the same is highly probable of being completed within one year from the date of classification as held for sale. (xx) Discontinued operations A discontinued operation is a component of the Company’s business that represents a separate line of business that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon the earlier of disposal or when the operation meets the criteria to be classified as held for sale. (xxi) Non-current assets and disposal groups held for sale Assets and liabilities of disposal groups that are available for immediate sale and where the sale is highly probable of being completed within one year from the date of classification are considered and classified as assets held for sale and liabilities associated with assets held for sale. Non-current assets and disposal groups held for sale are measured at the lower of carrying amount and fair value less costs to sell. (xxii) Disposal of assets The gain or loss arising on disposal or retirement of assets is recognised in the standalone statement of profit and loss. New Accounting standards, amendments and interpretations adopted by the Company effective from April 1, 2021: Amendment to Ind AS 116 – COVID-19-Related Rent Concessions The economic challenges presented by the COVID-19 pandemic have persisted longer than anticipated, and therefore the practical expedient relating to rent concessions arising as a consequence of COVID-19 has been modified. Accordingly, lessees are now exempted from assessing whether a COVID-19-related rent concession is a lease modification, if the reduction in lease payments affects only payments originally due on or before June 30, 2022. Earlier the practical expedient was allowed only for lease payments originally due on or before June 30, 2021. The adoption of these amendments did not have any material impact on the standalone statement of profit and loss for the year ended March 31, 2022. Amendment to Ind AS 104, Ind AS 107, Ind AS 109 and Ind AS 116—Interest Rate Benchmark Reform – Phase 2 This amendment relates to ‘Interest Rate Benchmark Reform – Phase 2 (Amendments to Ind AS 104, Ind AS 107, Ind AS 109 and Ind AS 116)’ which addresses issues that might affect financial reporting after the reform of an interest rate benchmark, including its replacement with alternative benchmark rates. Some of the key amendments arising from the interest rate benchmark are: Ind AS 109: New guidance has been included on changes in the basis for determining the contractual cash flows as a result of interest rate benchmark reform. Ind AS 107: Additional disclosures related (` in millions, except share and per share data, unless otherwise stated) Notes to the Standalone Financial Statements Integrated Annual Report 2021-22 167 Statutory Reports and Financial Statements 167

Standalone Financial Statement under Ind AS to nature and extent of risks to which the entity is exposed from financial instruments subject to interest rate benchmark reform and how the entity manages these risks. The adoption of these amendments did not have any material impact on the standalone financial statements. Amendments to Ind AS consequential to Conceptual Framework under Ind AS The amendments relating to Ind AS 102, Share-based Payment; Ind AS 103, Business Combinations; Ind AS 106, Exploration for and Evaluation of Mineral Resources; Ind AS 114, Regulatory Deferral Accounts; Ind AS 1, Presentation of Financial Statements; Ind AS 8, Accounting Policies, Changes in Accounting Estimates and Errors; Ind AS 34, Interim Financial Reporting; Ind AS 37, Provisions, Contingent Liabilities and Contingent Assets; Ind AS 38, Intangible Assets, are consequential due to changes in the Conceptual Framework under Ind AS, made in August 2020. The revised Conceptual Framework introduced some new concepts and clarifications along with revision in definitions and changes in recognition criteria of assets and liabilities under Ind AS. The adoption of these amendments did not have any material impact on the standalone financial statements. Amendment to Schedule III of the Companies Act, 2013 On March 24, 2021, the Ministry of Corporate Affairs (“MCA”) through a notification, amended Schedule III of the Companies Act, 2013. The amendments relating to Division II which relate to companies whose financial statements are required to comply with Companies (Indian Accounting Standards) Rules, 2015 include, among other things, requirement for disclosure of Current maturities of long-term borrowings separately within borrowings instead of earlier disclosure requirement under Other Financial Liabilities. Accordingly, ` 99 towards current maturities of long-term loans has been reclassified from “Other current financial liabilities” to “Current Borrowings” for the year ended March 31, 2021(Refer to Note 15). Other amendments in the notification applicable for full annual financial statements have been adopted by the Company by providing applicable disclosures in the financial statements for the year ending March 31, 2022. New Accounting standards, amendments and interpretations not yet adopted by the Company: Companies (Indian Accounting Standards) Amendment Rules, 2022 Ministry of Corporate Affairs (“MCA”) notifies new standard or amendments to the existing standards under Companies (Indian Accounting Standards) Rules as issued from time to time. On March 23, 2022, MCA amended the Companies (Indian Accounting Standards) Amendment Rules, 2022, applicable for annual periods beginning on or after April 1, 2022, as below: Amendments to Ind AS 103 – Business Combinations – Reference to Conceptual Framework The amendments specifies that to qualify for recognition as part of applying the acquisition method, the identifiable assets acquired and liabilities assumed must meet the definitions of assets and liabilities in the Conceptual Framework for Financial Reporting under Indian Accounting Standards (Conceptual Framework) issued by the Institute of Chartered Accountants of India at the acquisition date. These changes do not significantly change the requirements of Ind AS 103. The adoption of amendments to Ind AS 103 is not expected to have any material impact on the standalone financial statements. Amendments to Ind AS 109 – Financial Instruments The amendments clarifies which fees an entity includes when it applies the ‘10 percent’ test of Ind AS 109 in assessing whether to derecognize a financial liability. The adoption of amendments to Ind AS 109 is not expected to have any material impact on the standalone financial statements. Amendments to Ind AS 16 – Property, Plant and Equipment – Proceeds before intended use The amendments clarifies that excess of net sale proceeds of items produced over the cost of testing, if any, shall not be recognised in the profit or loss but deducted from the directly attributable costs considered as part of cost of an item of property, plant, and equipment. The adoption of amendments to Ind AS 16 is not expected to have any material impact on the standalone financial statements. Amendments to Ind AS 37 – Onerous Contracts – Cost of Fulfilling a Contract The amendments specifies that the cost of fulfilling a contract comprises the costs that relate directly to the contract. Costs that relate directly to a contract can either be the incremental costs of fulfilling that contract (for example, direct labour and materials); or an allocation of other costs that relate directly to fulfilling contracts (for example, an allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling that contract among others). The adoption of amendments to Ind AS 37 is not expected to have any material impact on the standalone financial statements. (` in millions, except share and per share data, unless otherwise stated) Notes to the Standalone Financial Statements 168 Wipro Limited | Ambitions Realized 168

Statutory Reports and Financial Statements
Standalone Financial Statement under Ind AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

4. Property, plant and equipment

	Land	Buildings	Plant and equipment [1]	Furniture and fixtures	Office equipment	Vehicles	Total
Gross carrying value:							
As at April 1, 2021	₹ 3,659	₹ 36,246	₹ 83,520	₹ 12,204	₹ 5,710	₹ 378	₹ 141,717
Additions	1,031	1,652	15,763	1,564	318	5	20,333
Disposals	(30)	(162)	(5,467)	(363)	(122)	(98)	(6,242)
As at March 31, 2022	**₹ 4,660**	**₹ 37,736**	**₹ 93,816**	**₹ 13,405**	**₹ 5,906**	**₹ 285**	**₹ 155,808**
Accumulated depreciation/impairment:							
As at April 1, 2021	₹ -	₹ 7,268	₹ 64,233	₹ 8,607	₹ 4,482	₹ 369	₹ 84,959
Depreciation and impairment[2]	-	1,119	8,784	1,220	471	5	11,599
Disposals	-	(68)	(5,351)	(286)	(115)	(97)	(5,917)
As at March 31, 2022	**₹ -**	**₹ 8,319**	**₹ 67,666**	**₹ 9,541**	**₹ 4,838**	**₹ 277**	**₹ 90,641**
Net carrying value as at March 31, 2022	**₹ 4,660**	**₹ 29,417**	**₹ 26,150**	**₹ 3,864**	**₹ 1,068**	**₹ 8**	**₹ 65,167**
Gross carrying value:							
As at April 1, 2020	₹ 3,610	₹ 33,620	₹ 74,548	₹ 11,175	₹ 5,477	₹ 758	₹ 129,188
Additions	107	3,317	11,298	1,493	348	4	16,567
Disposals	(58)	(691)	(2,326)	(464)	(115)	(384)	(4,038)
As at March 31, 2021	**₹ 3,659**	**₹ 36,246**	**₹ 83,520**	**₹ 12,204**	**₹ 5,710**	**₹ 378**	**₹ 141,717**
Accumulated depreciation/impairment:							
As at April 1, 2020	₹ -	₹ 6,872	₹ 59,055	₹ 8,097	₹ 3,999	₹ 692	₹ 78,715
Depreciation and impairment[2]	-	1,051	7,223	874	586	57	9,791
Disposals	-	(655)	(2,045)	(364)	(103)	(380)	(3,547)
As at March 31, 2021	**₹ -**	**₹ 7,268**	**₹ 64,233**	**₹ 8,607**	**₹ 4,482**	**₹ 369**	**₹ 84,959**
Net carrying value as at March 31, 2021	**₹ 3,659**	**₹ 28,978**	**₹ 19,287**	**₹ 3,597**	**₹ 1,228**	**₹ 9**	**₹ 56,758**

[1] Including net carrying value of computer equipment and software amounting to ₹ 18,566 and ₹ 12,364 as at March 31, 2022 and 2021, respectively.
[2] Includes impairment charge on certain software platforms amounting to ₹ 44 for the year ended March 31, 2021.

Details of title deeds of immovable properties not held in name of the Company :

Relevant line item in the Balance Sheet	Description of item of property	Gross carrying value	Title deeds in the name of	Whether title deed holder is a promoter, director or relative of promoter/ director or employee of promoter/director	Property held since which date	Reason for not being held in the name of the company
Property, plant and equipment	Land	₹ 404	Andhra Pradesh Industrial Infrastructure Corporation Limited, Hyderabad	No	30 June, 2007	Execution of title deeds in the name of the Company is pending fulfilment of certain conditions.

Integrated Annual Report 2021-22 169

Standalone Financial Statement under Ind AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

5. Right-of-Use assets

	Category of RoU Asset				
	Land	Buildings	Plant and machinery*	Vehicles	Total
Gross carrying value:					
As at April 1, 2021	₹ 2,082	₹ 9,114	₹ 1,350	₹ 418	₹ 12,964
Additions	15	3,467	-	-	3,482
Disposals	(819)	(1,566)	(564)	(103)	(3,052)
As at March 31, 2022	**₹ 1,278**	**₹ 11,015**	**₹ 786**	**₹ 315**	**₹ 13,394**
Accumulated depreciation					
As at April 1, 2021	₹ 55	₹ 2,928	₹ 719	₹ 233	₹ 3,935
Depreciation	24	2,251	285	82	2,642
Disposals	(21)	(1,220)	(564)	(77)	(1,882)
As at March 31, 2022	**₹ 58**	**₹ 3,959**	**₹ 440**	**₹ 238**	**₹ 4,695**
Net carrying value as at March 31, 2022	**₹ 1,220**	**₹ 7,056**	**₹ 346**	**₹ 77**	**₹ 8,699**
Gross carrying value:					
As at April 1, 2020	₹ 2,003	₹ 6,685	₹ 1,778	₹ 472	₹ 10,938
Additions	79	3,600	350	-	4,029
Disposals	-	(1,171)	(778)	(54)	(2,003)
As at March 31, 2021	**₹ 2,082**	**₹ 9,114**	**₹ 1,350**	**₹ 418**	**₹ 12,964**
Accumulated depreciation					
As at April 1, 2020	₹ 27	₹ 1,832	₹ 790	₹ 129	₹ 2,778
Depreciation	28	2,002	625	126	2,781
Disposals	-	(906)	(696)	(22)	(1,624)
As at March 31, 2021	**₹ 55**	**₹ 2,928**	**₹ 719**	**₹ 233**	**₹ 3,935**
Net carrying value as at March 31, 2021	**₹ 2,027**	**₹ 6,186**	**₹ 631**	**₹ 185**	**₹ 9,029**

The Company recognised the following expenses in the statement of profit and loss:

	Year ended March 31, 2022	Year ended March 31, 2021
Interest expenses on lease liabilities	₹ 452	₹ 361
Rent expense recognised under facility expenses pertaining to:		
Leases of low-value assets	9	25
Leases with less than twelve months of lease term	2,217	1,757
	₹ 2,678	**₹ 2,143**

Income from subleasing ROU assets to subsidiaries for the year ended March 31, 2022 and 2021 amounting to ₹ 140 and ₹ 211, respectively.

The Company is committed to certain leases amounting to ₹ 5 which have not yet commenced as of March 31, 2022. The term of such leases is 3 years.

Payments toward leases of low-value assets and leases with less than twelve months of lease term, are disclosed under operating activities in the statement of cash flows. All other lease payments during the period are disclosed under financing activities in the statement of cash flows.

Refer to Note 20 for remaining contractual maturities of lease liabilities.

170 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Standalone Financial Statement under Ind AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

6. Capital work-in-progress

The following table represent ageing of Capital work-in-progress as on March 31, 2022:

Particulars	Outstanding for following periods from due date of payment				
	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Projects in progress	₹ 3,989	₹ 4,393	₹ 3,405	₹ 3,462	₹ 15,249
Projects temporarily suspended*	-	-	-	596	596
Total	**₹ 3,989**	**₹ 4,393**	**₹ 3,405**	**₹ 4,058**	**₹ 15,845**

*During the year ended March 31, 2022, impairment loss of ₹ 31 has been written back based upon reassessment of fair value.

The following table represent ageing of Capital work-in-progress as on March 31, 2021:

Particulars	Outstanding for following periods from due date of payment				
	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Projects in progress	₹ 7,595	₹ 5,411	₹ 4,167	₹ 742	₹ 17,915
Projects temporarily suspended	-	-	20	545	565
Total	**₹ 7,595**	**₹ 5,411**	**₹ 4,187**	**₹ 1,287**	**₹ 18,480**

Following table represent the ageing schedule for capital-work-in progress, whose completion is overdue or has exceeded its cost compared to its original plan at on March 31, 2022:

Particulars	To be completed in			
	Less than 1 year	1-2 years	2-3 years	More than 3 years
Projects in progress				
Kodathi	₹ 9,480	₹ -	₹ -	₹ -
Gopannapally	3,977	-	-	-
Pune Phase 5	1,559	-	-	-
Projects temporarily suspended				
MWC – Chennai	₹ 596	₹ -	₹ -	₹ -

Following table represent the ageing schedule for capital-work-in progress, whose completion is overdue or has exceeded its cost compared to its original plan at on March 31, 2021:

Particulars	To be completed in			
	Less than 1 year	1-2 years	2-3 years	More than 3 years
Projects in progress				
Kodathi	₹ -	₹ 7,294	₹ -	₹ -
Gopannapally	2,165	3,393	-	-
IT Projects	2,766	-	-	-
Pune Phase 5	-	1,346	-	-
Sholinganallur	217	-	-	-
Pune Phase 4	196	-	-	-
Projects temporarily suspended				
MWC - Chennai	₹ -	₹ 565	₹ -	₹ -

Integrated Annual Report 2021-22 171

Standalone Financial Statement under Ind AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

7. Goodwill and other intangible assets

The movement in goodwill balance is given below:

	Year ended March 31, 2022	Year ended March 31, 2021
Balance at the beginning of the year	₹ 4,571	₹ 4,571
Acquisition through business combination[1]	33	-
Balance at the end of the year	₹ 4,604	₹ 4,571

[1] On December 31, 2021, as part of acquisition of LeanSwift Solutions Inc. and its subsidiaries by a wholly owned step-down subsidiary, the Company acquired leased facilities, assets and employees of LeanSwift Solutions India Private Limited for an upfront cash consideration of ₹ 30. The fair value of net assets acquired is ₹ (3) and goodwill is ₹ 33. Goodwill was allocated to IT Services segment and it is not deductible for Income Tax purposes in India.

The Company is organised by three operating segments: IT Services, IT Products and India State Run Enterprises services. Goodwill as at March 31, 2022 and 2021 has been allocated to the IT Services operating segment.

Goodwill recognised on business combinations is allocated to Cash Generating Units (CGUs), within the IT Services operating segment, which are expected to benefit from the synergies of the acquisitions.

CGUs	As at March 31, 2022	As at March 31, 2021
Americas 1	₹ 7	₹ -
Americas 2	3,802	3,782
Europe	5	-
Asia Pacific Middle East Africa	790	789
Total	**₹ 4,604**	**₹ 4,571**

For impairment testing, goodwill is allocated to a CGU representing the lowest level within the Company at which goodwill is monitored for internal management purposes, and which is not higher than the Company's operating segment. Goodwill is tested for impairment at least annually in accordance with the Company's procedure for determining the recoverable value of each CGU.

The recoverable amount of the CGU is determined based on FVLCD. The FVLCD of the CGU is determined based on the market capitalisation approach, using the turnover and earnings multiples derived from observable market data. The fair value measurement is categorised as a level 2 fair value based on the inputs in the valuation techniques used.

Based on the above testing, no impairment was identified as at March 31, 2022 and 2021 as the recoverable value of the CGUs exceeded the carrying value. A sensitivity analysis to the change in the key parameters (turnover and earnings multiples), did not identify any probable scenarios where the CGU's recoverable amount would fall below its carrying amount.

The movement in other intangible assets is given below:

	Other intangible assets		
	Customer related	**Marketing related**	**Total**
Gross carrying value:			
As at April 1, 2021	₹ 4,999	₹ 32	₹ 5,031
Deductions/Adjustments	(529)	-	(529)
As at March 31, 2022	**₹ 4,470**	**₹ 32**	**₹ 4,502**
Accumulated amortisation/impairment:			
As at April 1, 2021	₹ 2,502	₹ 6	₹ 2,508
Amortisation	611	5	616
Deductions/Adjustments	(529)	-	(529)
As at March 31, 2022	**₹ 2,584**	**₹ 11**	**₹ 2,595**
Net carrying value as at March 31, 2022	**₹ 1,886**	**₹ 21**	**₹ 1,907**
Gross carrying value:			
As at April 1, 2020	₹ 5,207	₹ 517	₹ 5,724
Deductions/Adjustments	(208)	(485)	(693)
As at March 31, 2021	**₹ 4,999**	**₹ 32**	**₹ 5,031**

172 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Standalone Financial Statement under Ind AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

	Other intangible assets		
	Customer related	Marketing related	Total
Accumulated amortisation/impairment:			
As at April 1, 2020	₹ 2,047	₹ 487	₹ 2,534
Amortisation	663	4	667
Deductions/Adjustments	(208)	(485)	(693)
As at March 31, 2021	**₹ 2,502**	**₹ 6**	**₹ 2,508**
Net carrying value as at March 31, 2021	**₹ 2,497**	**₹ 26**	**₹ 2,523**

As at March 31, 2022, the net carrying value and estimated remaining amortisation period for intangible assets acquired on acquisition are as follows:

Acquisition	Net carrying value	Estimated remaining amortisation period
Vara Infotech Private Limited	₹ 1,596	4.5 - 7.5 years
Other entities	311	1 year
Total	**₹ 1,907**	

8. Investments

Particulars	As at March 31, 2022	As at March 31, 2021
Non-Current		
Financial instruments at FVTPL		
Equity instruments- unquoted (Refer to Note 8.1)	₹ 10	₹ -
Fixed maturity plan mutual funds - unquoted (Refer to Note 8.3)	513	-
Investment in redeemable preference shares of subsidiary (Refer to Note 8.7)	15,269	-
Financial instruments at FVTOCI		
Equity instruments - quoted (Refer to Note 8.2)	41	26
Equity instruments - unquoted (Refer to Note 8.2)	99	117
Financial instruments at amortised cost		
Inter corporate and term deposits-unquoted *	1,656	2
Investment in equity instruments of subsidiaries (net of impairment, if any) (Refer to Note 8.7)	147,984	81,922
	₹ 165,572	**₹ 82,067**
Aggregate amount of quoted investments and aggregate market value thereof	41	26
Aggregate amount of unquoted investments	165,531	82,041
Aggregate amount of impairment in value of investments in subsidiaries	(4,481)	(4,481)

Particulars	As at March 31, 2022	As at March 31, 2021
Current		
Financial instruments at FVTPL		
Short-term mutual funds - unquoted (Refer to Note 8.4)	₹ 15,312	₹ 22,750
Financial instruments at FVTOCI		
Commercial paper and certificate of deposits - unquoted (Refer to Note 8.5)	13,937	-
Non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds - quoted (Refer to Note 8.6)	190,902	131,382

Integrated Annual Report 2021-22 173

Standalone Financial Statement under Ind AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Particulars	As at March 31, 2022	As at March 31, 2021
Financial instruments at amortised cost		
Inter corporate and term deposits - unquoted *	20,586	20,820
	₹ 240,737	**₹ 174,952**
Aggregate amount of quoted investments and aggregate market value thereof	190,902	131,382
Aggregate amount of unquoted investments	49,835	43,570

* These deposits earn a fixed rate of interest. Term deposits include non-current and current deposits in lien with banks primarily on account of term deposits held as margin money deposits against guarantees amounting to ₹ Nil and ₹ 652, respectively (March 31, 2021: Term deposits non-current of ₹ 2 and Term deposits current of ₹ 612).

8.1 Investments in equity instruments-other than subsidiaries (unquoted) – classified as FVTPL

Particulars	Carrying Value	
	As at March 31, 2022	As at March 31, 2021
Non-Current		
Altizon Systems Private Limited	₹ 10	₹ -
Total	**₹ 10**	**₹ -**

8.2 Investments in equity instruments-other than subsidiaries - classified as FVTOCI

Particulars	Number of Shares		Carrying Value	
	As at March 31, 2022	As at March 31, 2021	As at March 31, 2022	As at March 31, 2021
Non-Current				
Unquoted				
Wep Peripherals Limited	306,000	306,000	₹ 60	₹ 60
Altizon Systems Private Limited	23,758	23,758	20	38
Drivestream India Private Limited	267,600	267,600	19	19
			₹ 99	**₹ 117**
Quoted				
Wep Solutions Limited	1,836,000	1,836,000	₹ 41	₹ 26
			₹ 41	**₹ 26**
Total			**₹ 140**	**₹ 143**

8.3 Investments in Fixed maturity plan mutual funds (unquoted) – classified as FVTPL

Particulars	Number of Units		Carrying Value	
	As at March 31, 2022	As at March 31, 2021	As at March 31, 2022	As at March 31, 2021
Non-current				
SBI Fixed Maturity Plan	24,998,750	-	₹ 261	₹ -
SBI Fixed Maturity Plan - Series 56 (1232 Days)	24,998,750	-	252	-
Total			**₹ 513**	**₹ -**

174 **Wipro Limited** | Ambitions Realized

Statutory Reports and Financial Statements
Standalone Financial Statement under Ind AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

8.4 Investments in liquid and short-term mutual funds (unquoted) – classified as FVTPL

Particulars	Number of units		Carrying value	
	As at March 31, 2022	As at March 31, 2021	As at March 31, 2022	As at March 31, 2021
Current				
Invesco India Overnight Fund	1,705,851	188,072	₹ 1,832	₹ 196
Nippon India Overnight Fund	15,346,643	-	1,751	-
SBI Overnight Fund Direct Plan Growth	423,320	579,846	1,465	1,945
Axis Overnight Fund	1,247,396	983,593	1,402	1,070
Kotak Overnight Fund	883,375	994,788	1,002	1,092
L&T Arbitrage Opportunities Fund	61,588,446	-	1,001	-
SBI Liquid Fund Direct Growth	300,077	-	1,000	-
ICICI Prudential Overnight Fund Direct Growth	7,077,993	16,299,450	810	1,057
ABSL Overnight Fund Direct Plan Growth	612,111	71,397	704	79
Kotak Gilt Fund	8,151,573	-	702	-
IDFC Overnight Fund	506,755	47,793	575	52
L&T Overnight Fund	341,747	77,647	567	125
LIC MF Overnight Fund Direct Plan Growth	500,880	629,140	552	671
HDFC Overnight Fund Direct Plan Growth	162,018	364,207	512	1,114
DSP Overnight Fund Direct Plan Growth	424,922	501,432	484	553
HSBC Overnight Fund	316,816	55,197	352	59
UTI Overnight Fund Direct Plan Growth	68,733	22,524	200	63
Tata Overnight Fund	136,893	106,323	154	115
Sundaram Overnight Fund	108,272	-	122	-
Baroda Overnight Fund	91,400	635,996	102	687
Mirae Asset Overnight Fund	21,038	51,808	23	55
UTI Arbitrage Fund-Growth Plan	-	107,117,931	-	3,048
Kotak Equity Arbitrage - Direct - Fortnight Dividend	-	84,544,140	-	2,560
HDFC Arbitrage Fund - Wholesale Plan - Growth	-	141,089,753	-	2,177
ICICI Prudential Equity Arbitrage Fund - Direct Plan - Growth	-	61,667,716	-	1,730
IDFC Arbitrage Fund - Growth - Direct Plan	-	48,133,290	-	1,288
Aditya Birla Sun Life Arbitrage Fund	-	46,133,795	-	1,005
DSP Floater Fund	-	99,995,000	-	1,005
IDFC Arbitrage Fund – Monthly Dividend - Direct Plan	-	74,705,539	-	1,004
Total			**₹ 15,312**	**₹ 22,750**

Integrated Annual Report 2021-22 175

Standalone Financial Statement under Ind AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

8.5 Investment in commercial paper and certificate of deposits (unquoted) – classified as FVTOCI

Particulars	As at March 31, 2022	As at March 31, 2021
Current		
Small Industries Development Bank of India	₹ 7,691	₹ -
SBI Cards and Payment Service Limited	2,380	-
HDFC Bank Limited	1,938	-
Kotak Mahindra Bank Limited	1,928	-
Total	**₹ 13,937**	**₹ -**

8.6 Investment in non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds (quoted) – classified as FVTOCI

Particulars	As at March 31, 2022	As at March 31, 2021
Current		
National Highways Authority of India	₹ 19,660	₹ 20,520
Bajaj Finance Limited	14,195	-
HDB Financial Services Limited	14,090	12,172
Sundaram Finance Limited	13,893	-
Kotak Mahindra Prime Limited	13,670	9,258
Tata Capital Financial Services Limited	13,598	12,639
Rural Electrification Corporation Limited	13,537	7,788
Kotak Mahindra Investments Limited	13,230	7,537
National Bank for Agriculture and Rural Development	13,168	4,946
Tata Capital Housing Finance Limited	12,192	3,445
Government Securities	10,774	27,373
Axis Bank Limited	8,041	-
LIC Housing Finance Limited	7,363	3,042
Power Finance Corporation Limited	5,788	7,064
Housing Development Finance Corporation Limited	4,981	2,785
Indian Railway Finance Corporation Limited	4,547	4,398
ICICI Bank Limited	3,686	-
SBI Cards and Payment Service Limited	3,025	-
HDFC Bank Limited	1,008	-
NTPC Limited	449	4,050
ANZ Bank	7	8
Aditya Birla Finance Limited	-	2,005
Small Industries Development Bank of India	-	1,504
Kotak Mahindra Bank Limited	-	848
Total	**₹ 190,902**	**₹ 131,382**

8.7 Details of investment in unquoted equity instruments and preference shares of subsidiaries (fully paid up)

Name of the Subsidiary	Currency of Investment	Face Value	Number of Units as at		Balances as at	
			March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021
Non-Current						
Equity Instruments						
Wipro, LLC	USD	Note 1	Note 1	Note 1	₹ 59,212	₹ 50,496
Wipro Philippines, Inc	PHP	PHP100	1,889,142	-	47,298	-
Wipro IT Services UK Societas	EUR	EUR 1	163,617	163,617	18,903	18,903

176 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Standalone Financial Statement under Ind AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Name of the Subsidiary	Currency of Investment	Face Value	Number of Units as at		Balances as at	
			March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021
Wipro Holdings (UK) Limited	USD	USD 1	226,151,974	130,151,974	11,807	4,480
Wipro HR Services India Private Limited	INR	₹ 10	7,010,000	7,010,000	8,275	8,275
Capco Technologies Pvt. Ltd. (India)	INR	₹ 10	10,000	-	2,713	-
Wipro Networks Pte Limited	SGD	SGD 1	28,126,108	28,126,108	1,339	1,339
Wipro VLSI Design Services India Private Limited (Formerly known as Eximius Design India Private Limited)	INR	₹ 10	74,977	74,977	1,008	1,008
Encore Theme Technologies Private Limited (Refer to Note 5 below)	INR	₹ 10	221,280	190,924	849	841
Wipro Japan KK	USD	Note 2	16	16	640	640
Wipro IT Services Bangladesh Limited	BDT	BDT 10	42,499,990	42,499,990	359	359
Wipro Chengdu Limited	USD	Note 3	Note 3	Note 3	24	24
Wipro Trademarks Holding Limited	INR	₹ 10	93,250	93,250	22	22
Wipro Shanghai Limited	INR	Note 3	Note 3	Note 3	9	9
Wipro Japan KK	JPY	Note 2	650	650	6	6
Wipro Travel Services Limited	INR	₹ 10	66,171	66,171	1	1
Wipro Overseas IT Services Pvt. Ltd.	INR	₹ 10	50,000	50,000	^	^
Sub-total					**₹ 152,465**	**₹ 86,403**
Preference Shares						
Wipro IT Services UK Societas	EUR	EUR 100	1,810,000	-	15,269	-
Sub-total					**₹ 15,269**	**₹ -**
Total investment in unquoted equity and preference instruments of subsidiaries					**₹ 167,734**	**₹ 86,403**
Less: Impairment in value of investments in subsidiaries (Refer to Note 4 below)					(4,481)	(4,481)
Net investment in unquoted equity and preference instruments of subsidiaries					**₹ 163,253**	**₹ 81,922**

^ Value less than ₹ 1

Note 1 – As per the local laws of USA, there is no requirement of number of shares and face value thereof for a Limited Liability Company (LLC). Hence the investment by the Company is considered as equity contribution.

Note 2 – As per the local laws of Japan, the shares do not have face value.

Note 3 – As per the local laws of People's Republic of China, there is no requirement of number of shares and face value thereof. Hence the investment by the Company is considered as equity contribution.

Note 4 – The impairment as of March 31, 2022 and 2021, are primarily on account of diminution in the value of a step-down subsidiary of Wipro Holdings (UK) Limited.

Note 5 – As of March 31, 2022, the Company holds 96.68% of the equity securities of Encore Theme Technologies Private Limited, remaining 3.32% equity securities of Encore Theme Technologies Private Limited will be acquired subject to and after receipt of certain regulatory approvals/ confirmations.

9. Trade receivables

The following table represent ageing of Trade receivables as on March 31, 2022:

Particulars	Outstanding for following periods from due date of payment						
	Not Due	Less than 6 months	6 months - 1 year	1-2 years	2-3 years	More than 3 years	Total
Unsecured - Current							
Undisputed Trade receivables – considered good	₹ 69,057	₹ 19,261	₹ 1,443	₹ 1,951	₹ 322	₹ 2,348	₹ 94,382
Undisputed Trade receivables – credit impaired	271	49	6	542	649	1,701	3,218
Disputed Trade receivables – considered good	-	80	17	106	-	2,445	2,648
	₹ 69,328	**₹ 19,390**	**₹ 1,466**	**₹ 2,599**	**₹ 971**	**₹ 6,494**	**₹ 100,248**
Gross Trade receivables							**₹ 100,248**
Less: Allowance for lifetime expected credit loss							(7,294)
Net Trade receivables							**₹ 92,954**

Integrated Annual Report 2021-22 177

Standalone Financial Statement under Ind AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The following table represent ageing of Trade receivables as on March 31, 2021:

Particulars	Outstanding for following periods from due date of payment						
	Not Due	Less than 6 months	6 months - 1 year	1-2 years	2-3 years	More than 3 years	Total
Unsecured - Non-Current							
Disputed Trade receivables–considered good	₹ -	₹ -	₹ -	₹ -	₹ -	₹ 4,365	₹ 4,365
	₹ -	₹ -	₹ -	₹ -	₹ -	**₹ 4,365**	**₹ 4,365**
Unsecured - Current							
Undisputed Trade receivables – considered good	₹ 55,085	₹ 22,090	₹ 2,481	₹ 919	₹ 625	₹ 2,569	₹ 83,769
Undisputed Trade receivables – credit impaired	338	134	541	646	220	1,167	3,046
Disputed Trade receivables–considered good	-	3	5	1	484	322	815
	₹ 55,423	**₹ 22,227**	**₹ 3,027**	**₹ 1,566**	**₹ 1,329**	**₹ 4,058**	**₹ 87,630**
Gross Trade receivables							**₹ 91,995**
Less: Allowance for lifetime expected credit loss							(8,454)
Net Trade receivables							**₹ 83,541**

The activity in the allowance for lifetime expected credit loss is given below:

Particulars	As at March 31, 2022	As at March 31, 2021
Balance at the beginning of the year	₹ 8,454	₹ 10,581
Additions during the year, net	(1,036)	1,149
Charged against allowance	(70)	(3,232)
Translation adjustment	(54)	(44)
Balance at the end of the year	**₹ 7,294**	**₹ 8,454**

10. Cash and cash equivalents

Particulars	As at March 31, 2022	As at March 31, 2021
Balances with banks		
Current accounts	₹ 14,088	₹ 13,972
Demand deposits *	34,832	83,784
Unclaimed dividend	61	74
Cheques, drafts on hand	^	2
	₹ 48,981	**₹ 97,832**

^ Value less than ₹ 1

* These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

11. Other financial assets

Particulars	As at March 31, 2022	As at March 31, 2021
Non-Current		
Finance lease receivables	₹ 1,756	₹ 1,937
Security deposits	1,022	1,087
Interest receivable	-	1,139
Others	410	306
	₹ 3,188	**₹ 4,469**

178 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements
Standalone Financial Statement under Ind AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Particulars	As at March 31, 2022	As at March 31, 2021
Current		
Finance lease receivables	₹ 3,079	₹ 2,387
Security Deposits	1,033	911
Interest receivable	1,719	1,501
Dues from officers and employees	801	210
Deposit in interim dividend account	27,410	-
Others	5,389	178
	₹ 39,431	**₹ 5,187**
Total	**₹ 42,619**	**₹ 9,656**

Finance lease receivables

Finance lease receivables consist of assets that are leased to customers for contract terms ranging from 1 to 5 years, with lease payments due in monthly or quarterly installments. Details of finance lease receivables is given below:

Particulars	Minimum lease payments		Present value of minimum lease payments	
	As at March 31, 2022	As at March 31, 2021	As at March 31, 2022	As at March 31, 2021
Not later than one year	₹ 3,137	₹ 2,508	₹ 3,079	₹ 2,387
Later than one year but not later than five years	1,919	2,026	1,756	1,937
Gross investment in lease	**5,056**	**4,534**	**4,835**	**4,324**
Less: Unearned finance income	(221)	(210)	-	-
Present value of minimum lease payment receivables	**₹ 4,835**	**₹ 4,324**	**₹ 4,835**	**₹ 4,324**
Included in the Balance Sheet as follows:				
- Non-Current			1,756	1,937
- Current			3,079	2,387

12. Inventories

Particulars	As at March 31, 2022	As at March 31, 2021
Finished goods*	₹ -	₹ 3
Stock-in-trade	847	780
Stores and spares	28	127
	₹ 875	**₹ 910**

* Includes goods in transit of ₹ 2 as at March 31, 2021.

Integrated Annual Report 2021-22 179

Standalone Financial Statement under Ind AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

13. Other assets

	As at March 31, 2022	As at March 31, 2021
Non-current		
Prepaid expenses	₹ 5,998	₹ 2,793
Capital advances	273	777
Costs to obtain contract*	243	416
Others	4,324	4,287
	₹ 10,838	**₹ 8,273**
Current		
Prepaid expenses	₹ 11,737	₹ 9,818
Dues from officers and employees	328	206
Advances to suppliers	2,725	2,794
Costs to obtain contract*	242	265
Balance with GST and other authorities	6,827	6,986
Others	1,125	714
	₹ 22,984	**₹ 20,783**
Total	**₹ 33,822**	**₹ 29,056**

* Amortisation during the year ended March 31, 2022 and 2021 amounting to ₹ 313 and ₹ 755, respectively.

14. Equity share capital

	As at March 31, 2022	As at March 31, 2021
Authorised capital		
12,504,500,000 (March 31, 2021: 12,504,500,000) equity shares [Par value of ₹ 2 per share]	₹ 25,009	₹ 25,009
25,000,000 (March 31, 2021: 25,000,000) preference shares [Par value of ₹ 10 per share]	250	250
150,000 (March 31, 2021:150,000) 10% Optionally convertible cumulative preference shares [Par value of ₹ 100 per share]	15	15
	₹ 25,274	**₹ 25,274**
Issued, subscribed and fully paid-up capital		
5,482,070,115 (March 31, 2021: 5,479,138,555) equity shares of ₹ 2 each	10,964	10,958
	₹ 10,964	**₹ 10,958**

Terms / Rights attached to equity shares

The Company has only one class of equity shares having a par value of ₹ 2 per share. Each shareholder of equity shares is entitled to one vote per share. The Company declares and pays dividend in Indian Rupees. The final dividend proposed by the Board of Directors is subject to shareholders approval in the ensuing Annual General Meeting.

Following is the summary of per share dividends recognised as distributions to equity shareholders:

	For the year ended March 31, 2022	For the year ended March 31, 2021
Interim dividend (Board recommended the adoption of the interim dividend as the final dividend) (Refer to note 29)	₹ 6 per share	₹ 1 per share

In the event of liquidation of the Company, the equity shareholders will be entitled to receive the remaining assets of the Company, after distribution of all preferential amounts, if any, in proportion to the number of equity shares held by the shareholders.

180 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Standalone Financial Statement under Ind AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

i. Reconciliation of number of shares

	As at March 31, 2022		As at March 31, 2021	
	No. of Shares	₹ Million	No. of Shares	₹ Million
Opening number of equity shares / American Depository Receipts (ADRs) outstanding	5,479,138,555	10,958	5,713,357,390	11,427
Equity shares issued pursuant to Employee Stock Option Plan	2,931,560	6	3,281,165	6
Buyback of equity shares (Refer to Note 29)	-	-	(237,500,000)	(475)
Closing number of equity shares / ADRs outstanding	**5,482,070,115**	**10,964**	**5,479,138,555**	**10,958**

ii. Details of shareholders holding more than 5% of the total equity shares of the Company

Name of the Shareholder	As at March 31, 2022		As at March 31, 2021	
	No. of Shares	% held	No. of Shares	% held
Mr. Azim Hasham Premji Partner representing Hasham Traders	928,946,043	16.95	928,946,043	16.95
Mr. Azim Hasham Premji Partner representing Prazim Traders	1,119,892,315	20.43	1,119,892,315	20.44
Mr. Azim Hasham Premji Partner representing Zash Traders	1,135,618,360	20.72	1,135,618,360	20.73
Azim Premji Trust	558,676,017	10.19	558,676,017	10.20

iii. Other details of equity shares for a period of five years immediately preceding March 31, 2022

(a) 237,500,000, 323,076,923, 343,750,000 and 40,000,000 equity shares were bought back by the Company during the years ended March 31, 2021, 2020, 2018 and 2017, respectively. Refer to Note 29.

(b) 1,508,469,180 bonus shares and 2,433,074,327 bonus shares were issued during the years ended March 31, 2019 and 2018, respectively.

iv. Shares reserved for issue under employee stock incentive plans

For details of shares reserved for issue under the employee stock incentive plans of the Company, refer to Note 31.

v. Details of Shareholding of Promoters are as under:

Name of the Promoter and Promoters Group	As at March 31, 2022			As at March 31, 2021		
	No. of Shares	% of total shares	% change during the year	No. of Shares	% of total shares	% change during the year
Azim H. Premji	236,815,234	4.32%	-	236,815,234	4.32%	-
Yasmeen A. Premji	2,689,770	0.05%	-	2,689,770	0.05%	-
Rishad A. Premji	1,738,057	0.03%	-	1,738,057	0.03%	-
Tariq A. Premji	1,580,755	0.03%	135.67%	670,755	0.01%	-
Azim H. Premji Partner representing Hasham Traders	928,946,043	16.95%	-	928,946,043	16.95%	(1.07%)
Azim H. Premji Partner representing Prazim Traders	1,119,892,315	20.43%	-	1,119,892,315	20.44%	(0.67%)
Azim H. Premji Partner representing Zash Traders	1,135,618,360	20.72%	-	1,135,618,360	20.73%	(0.66%)
Hasham Investment and Trading Co. Pvt. Ltd	1,425,034	0.03%	-	1,425,034	0.03%	-
Azim Premji Trust*	558,676,017	10.19%	-	558,676,017	10.20%	(26.24%)
Azim Premji Philanthropic Initiatives Private Limited**	14,568,663	0.27%	-	14,568,663	0.27%	(26.24%)

The % of total shares held by Promoter and Promoters Group changed during the year ended March 31, 2021 on account of buyback of equity shares by the Company.

Note:

*Mr. Azim H. Premji disclaims the beneficial ownership of 558,676,017 shares held by Azim Premji Trust.

**Mr. Azim H. Premji also disclaims the beneficial ownership of 14,568,663 shares held by Azim Premji Philanthropic Initiatives Private Limited.

Integrated Annual Report 2021-22 181

Standalone Financial Statement under Ind AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

15. Borrowings

	As at March 31, 2022	As at March 31, 2021
Non-current		
Unsecured		
Loans from institutions other than banks	₹ 57	₹ 141
	₹ 57	**₹ 141**
Current		
Unsecured		
Borrowings from banks	₹ 76,650	₹ 57,912
Loans from institutions other than banks	₹ 84	₹ 99
	₹ 76,734	**₹ 58,011**
Total	**₹ 76,791**	**₹ 58,152**

Short-term borrowings

	As at March 31, 2022			As at March 31, 2021
	Indian Rupee	Interest rate	Interest rate	Indian Rupee
Unsecured borrowings from banks	76,650	MIBOR / T-Bill + Spread	3.76% - 4.55%	57,912
	₹ 76,650			**₹ 57,912**

The principal source of short-term borrowings from banks as at March 31, 2022 primarily consists of lines of credit of approximately ₹ 86,323 and US Dollar (US$) 514 Million from bankers for working capital requirements and other short-term needs. As at March 31, 2022, the Company has unutilised lines of credit aggregating ₹ 9,673 and US$ 514 Million. To utilise these unused lines of credit, the Company requires consent of the lender and compliance with certain financial covenants. Significant portion of these lines of credit are revolving credit facilities and floating rate foreign currency loans, renewable on a periodic basis.

Significant portion of borrowings from banks bear floating rates of interest, referenced to country specific official benchmark interest rates and a spread, determined based on market conditions.

Long-term borrowings

A summary of long-term borrowings is as follows:

Currency	As at March 31, 2022			As at March 31, 2021	
	Foreign currency in millions	Indian Rupee	Final maturity	Foreign currency in millions	Indian Rupee
Indian Rupee	NA	₹ 141	March-24	NA	₹ 240
		₹ 141			**₹ 240**

Cash and non-cash changes in liabilities arising from financing activities:

	April 1, 2021	Cash flow	Non-Cash Changes		March 31, 2022
			Additions to lease liabilities	Foreign exchange movements	
Borrowings	₹ 58,152	₹ 18,639	₹ -	₹ -	₹ 76,791
Lease Liabilities	11,094	(4,638)	4,718	76	11,250
Total	**₹ 69,246**	**₹ 14,001**	**₹ 4,718**	**₹ 76**	**₹ 88,041**

Interest expense on borrowings was ₹ 2,371 and ₹ 1,453 for the year ended March 31, 2022 and 2021, respectively.

182 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements
Standalone Financial Statement under Ind AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

	April 1, 2020	Cash flow	Non-Cash Changes		March 31, 2021
			Additions to lease liabilities	Foreign exchange movements	
Borrowings	₹ 50,459	₹ 7,875	₹ -	₹ (182)	₹ 58,152
Lease Liabilities	9,121	(4,559)	6,395	137	11,094
Total	**₹ 59,580**	**₹ 3,316**	**₹ 6,395**	**₹ (45)**	**₹ 69,246**

Non-fund based

The Company has non-fund based revolving credit facilities in INR amounting to ₹ 38,536 and ₹ 46,660 as at March 31, 2022 and 2021, respectively, towards operational requirements that can be used for the issuance of letters of credit and bank guarantees. As at March 31, 2022 and 2021, an amount of ₹ 25,999 and ₹ 33,627, respectively, was unutilised out of these non-fund based facilities.

16. Trade Payables

The following table represent ageing of Trade payables as on March 31, 2022:

Particulars	Outstanding for following periods from due date of payment						
	Unbilled	Not Due	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Current							
Trade payables - MSME	₹ 605	₹ 486	₹ 25	^	₹ 1	^	₹ 1,117
Trade payables - Others	18,690	23,267	3,082	121	8	566	45,734
Total	**₹ 19,295**	**₹ 23,753**	**₹ 3,107**	**₹ 121**	**₹ 9**	**₹ 566**	**₹ 46,851**

^ Value less than ₹ 1

The following table represent ageing of Trade payables as on March 31, 2021:

Particulars	Outstanding for following periods from due date of payment						
	Unbilled	Not Due	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Current							
Trade payables - MSME	₹ -	₹ 159	₹ 18	₹ 5	₹ 2	₹ -	₹ 184
Trade payables - Others	17,760	18,054	3,889	290	202	860	41,055
Total	**₹ 17,760**	**₹ 18,213**	**₹ 3,907**	**₹ 295**	**₹ 204**	**₹ 860**	**₹ 41,239**

Dues of micro enterprises and small enterprises

During the year ended March 31, 2022, and 2021, an amount of ₹ 341 and ₹ 137 respectively was paid to micro and small enterprises beyond the appointed day as defined in the Micro, Small and Medium Enterprises Development Act, 2006. Further, there is an amount of ₹ 4 and ₹ 3 interest accrued and remaining unpaid as at March 31, 2022 and 2021 respectively.

This information has been determined to the extent such parties have been identified on the basis of information available with the Company.

Relationship with the struck off companies

Transactions with struck off companies:

Name of struck off company	Nature of Transaction	Transactions during the year March 31, 2022	Balance outstanding as at March 31, 2022	Transactions during the year March 31, 2021	Balance outstanding as at March 31, 2021
Justhire Online Talent Management	Payables	₹ 2	₹ -	₹ -	₹ -
Hexatric Solution Private Limited	Payables	1	-	1	^
Balicon Engineering and Technologies	Payables	-	-	^	-

^ Value less than ₹ 1

Integrated Annual Report 2021-22 183

Standalone Financial Statement under Ind AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

17. Other financial liabilities

	As at March 31, 2022	As at March 31, 2021
Non-current		
Advance from customers	₹ -	₹ 123
Cash Settled ADS RSUs (Refer to Note 31)	2	7
	₹ 2	**₹ 130**
Current		
Salary Payable	₹ 22,915	₹ 20,039
Interim dividend payable	27,410	-
Deposits and others	2,163	1,383
Advance from customers	1,076	496
Interest accrued but not due on borrowing	71	33
Unclaimed dividends	61	74
Cash Settled ADS RSUs (Refer to Note 31)	18	24
	₹ 53,714	**₹ 22,049**
Total	**₹ 53,716**	**₹ 22,179**

18. Provisions

	As at March 31, 2022	As at March 31, 2021
Non-current		
Provision for employee benefits	₹ 640	₹ 883
Provision for warranty	1	2
	₹ 641	**₹ 885**
Current		
Provision for employee benefits	₹ 11,003	₹ 11,810
Provision for warranty	294	213
Provision for onerous contracts *	1,855	2,246
Others	531	851
	₹ 13,683	**₹ 15,120**
Total	**₹ 14,324**	**₹ 16,005**

* For the year ended March 31, 2021, provision for onerous contracts was included under Trade payables in the balance sheet and has been reclassified under Provisions.

A summary of activity in provision for warranty, provision for onerous contracts and other provisions is as follows:

Particulars	Year ended March 31, 2022				Year ended March 31, 2021			
	Provision for warranty	Provision for onerous contracts	Others	Total	Provision for warranty	Provision for onerous contracts	Others	Total
Provision at the beginning of the year	₹ 215	₹ 2,246	₹ 851	₹ 3,312	₹ 319	₹ 1,749	₹ 689	₹ 2,757
Additions during the year, net	307	951	191	1,449	245	1,003	270	1,518
Utilised/written-back during the year	(227)	(1,342)	(511)	(2,080)	(349)	(506)	(108)	(963)
Provision at the end of the year	**₹ 295**	**₹ 1,855**	**₹ 531**	**₹ 2,681**	**₹ 215**	**₹ 2,246**	**₹ 851**	**₹ 3,312**
Included in the balance sheet as follows:								
Non-current portion	₹ 1	₹ -	₹ -	₹ 1	₹ 2	₹ -	₹ -	₹ 2
Current portion	₹ 294	₹ 1,855	₹ 531	₹ 2,680	₹ 213	₹ 2,246	₹ 851	₹ 3,310

184 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Standalone Financial Statement under Ind AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Provision for warranty represents cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilised over a period of 1 to 2 years.

Provision for onerous contracts is recognised when the expected benefit by the company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract.

Other provisions primarily include provisions for compliance related contingencies. The timing of cash outflows in respect of such provision cannot be reasonably determined.

19. Other liabilities

	As at March 31, 2022	As at March 31, 2021
Non-current		
Others	₹ 4,845	₹ 4,979
	₹ 4,845	**₹ 4,979**
Current		
Statutory and other liabilities	₹ 5,521	₹ 6,489
Advance from customers	380	350
Others	525	126
	₹ 6,426	**₹ 6,965**
Total	**₹ 11,271**	**₹ 11,944**

20. Financial instruments

	As at March 31, 2022	As at March 31, 2021
Financial assets		
Cash and cash equivalents	₹ 48,981	₹ 97,832
Investments		
Financial instruments at FVTPL	15,835	22,750
Financial instruments at FVTOCI	204,979	131,525
Financial instruments at amortised cost	22,242	20,822
Investment in equity instruments of subsidiaries	147,984	81,922
Investment in redeemable preference shares of subsidiary	15,269	-
Loans to subsidiaries	19,130	42,015
Other financial assets		
Trade receivables	92,954	83,541
Unbilled receivables	35,127	15,823
Other assets	42,619	9,656
Derivative assets	3,001	4,065
	₹ 648,121	**₹ 509,951**
Financial liabilities		
Trade payables and other payables		
Trade payables	₹ 46,851	₹ 41,239
Other financial liabilities	53,716	22,179
Borrowings	76,791	58,152
Derivative liabilities	633	1,021
	₹ 177,991	**₹ 122,591**

Integrated Annual Report 2021-22 185

Standalone Financial Statement under Ind AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Offsetting financial assets and liabilities

The following table contains information on other financial assets and trade payables and other payables subject to offsetting:

	As at March 31, 2022	As at March 31, 2021
Financial Assets:		
Gross amounts of recognised other financial assets	₹ 178,388	₹ 115,361
Gross amounts of recognised financial liabilities set off in the balance sheet	(7,688)	(6,341)
Net amounts of recognised other financial assets presented in the balance sheet	**₹ 170,700**	**₹ 109,020**
Financial liabilities		
Gross amounts of recognised trade payables and other payables	₹ 108,255	₹ 69,759
Gross amounts of recognised financial liabilities set off in the balance sheet	(7,688)	(6,341)
Net amounts of recognised trade payables and other payables presented in the balance sheet	**₹ 100,567**	**₹ 63,418**

For the financial assets and liabilities subject to offsetting or similar arrangements, each agreement between the Company and the counterparty allows for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such an election, financial assets and liabilities will be settled on a gross basis and hence are not offset.

Fair value

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, eligible current and non-current assets, borrowings, trade payables, and eligible current liabilities and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, borrowings and bank overdrafts, trade payables and accrued expenses, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. The Company's long-term debt has been contracted at market rates of interest. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated losses on these receivables. As at March 31, 2022, and 2021 the carrying value of such receivables, net of allowances approximates the fair value.

Investments in short-term mutual funds and fixed maturity plans, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI or FVTPL is determined using market multiples method.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility etc.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the year ended March 31, 2022.

186 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Standalone Financial Statement under Ind AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

Particular	As at March 31, 2022				As at March 31, 2021			
	Fair value measurements at reporting date				Fair value measurements at reporting date			
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets								
Derivative instruments:								
Cash flow hedges	**₹ 2,242**	₹ -	₹ 2,242	₹ -	**₹ 2,998**	₹ -	₹ 2,998	₹ -
Others	**759**	-	759	-	**1,067**	-	1,067	-
Investments:								
Short-term mutual funds	**15,312**	15,312	-	-	**22,750**	22,750	-	-
Fixed maturity plan mutual funds	**513**	-	513	-	**-**	-	-	-
Equity instruments – other than subsidiaries	**150**	41	-	109	**143**	26	-	117
Redeemable preference shares of subsidiary	**15,269**	-	-	15,269	**-**	-	-	-
Non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds	**204,839**	1,251	203,588	-	**131,832**	2,217	129,615	-
Liabilities								
Derivative instruments:								
Cash flow hedges	**₹ (299)**	₹ -	₹ (299)	₹ -	**₹ (816)**	₹ -	₹ (816)	₹ -
Others	**(334)**	-	(334)	-	**(205)**	-	(205)	-

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at March 31, 2022, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognised at fair value.

Investment in non-convertible debentures, government securities, commercial papers, certificate of deposits and bonds: Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.

Investment in equity instruments and Fixed maturity plan mutual funds: Fair value of these instruments is derived based on the indicative quotes of price prevailing in the market as at reporting date.

The following methods and assumptions were used to estimate the fair value of the level 3 financial instruments included in the above table.

Investment in equity instruments: Fair value of these instruments is determined using market multiples method.

Integrated Annual Report 2021-22 187

Standalone Financial Statement under Ind AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Details of assets and liabilities considered under Level 3 classification

Investment in equity instruments - other than subsidiaries	As at March 31, 2022	As at March 31, 2021
Balance at the beginning of the year	₹ 117	₹ 152
Additions	10	-
Loss recognised in other comprehensive income	(18)	(8)
Transfer out of Level 3	-	(27)
Balance at the end of the year	**₹ 109**	**₹ 117**

Investment in redeemable preference shares of subsidiary	As at March 31, 2022	As at March 31, 2021
Balance at the beginning of the year	₹ -	₹ -
Additions	15,269	-
Balance at the end of the year	**₹ 15,269**	**₹ -**

Derivative assets and liabilities:

The Company is exposed to foreign currency fluctuations on foreign currency assets/liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counterparties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company's derivative contracts outstanding:

	As at March 31, 2022			As at March 31, 2021		
	Notional		Fair Value	Notional		Fair Value
Designated derivative instruments						
Sell: Forward contracts	USD	1,413	₹ 509	USD	1,577	₹ 2,293
	€	191	₹ 668	€	109	₹ 114
	£	173	₹ 645	£	96	₹ (254)
	AUD	170	₹ (217)	AUD	103	₹ (246)
Range Forward Option contracts	USD	493	₹ 217	USD	138	₹ 385
	€	6	₹ 8	€	20	₹ 24
	£	28	₹ 119	£	55	₹ (116)
	AUD	11	₹ (6)	AUD	34	₹ (18)
Non-designated derivative instruments						
Sell: Forward contracts	USD	1,366	₹ 499	USD	1,394	₹ 514
	€	109	₹ 1	€	99	₹ 202
	£	91	₹ 81	£	104	₹ 98
	AUD	47	₹ (122)	AUD	29	₹ 11
	SGD	4	₹ (1)	SGD	9	₹ 5
	ZAR	8	₹ ^	ZAR	22	₹ (1)
	CAD	47	₹ (25)	CAD	30	₹ 3
	SAR	33	₹ (1)	SAR	137	₹ (1)
	PLN	14	₹ (2)	PLN	8	₹ 2
	CHF	5	₹ (5)	CHF	10	₹ 13
	QAR	11	₹ (4)	QAR	15	₹ (6)
	TRY	30	₹ 6	TRY	47	₹ 42
	NOK	13	₹ (3)	NOK	4	₹ ^

188 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Standalone Financial Statement under Ind AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2022			As at March 31, 2021		
	Notional		Fair Value	Notional		Fair Value
	OMR	2	₹ ^	OMR	2	₹ (1)
	SEK	17	₹ (2)	SEK	42	₹ 10
	JPY	513	₹ 20	JPY	370	₹ 6
	DKK	2	₹ ^	DKK	-	₹ -
Buy: Forward contracts	AED	26	₹ ^	AED	9	₹ ^
	SEK	22	₹ 2	SEK	37	₹ (15)
	CHF	2	₹ (1)	CHF	2	₹ (6)
	RMB	-	₹ -	RMB	30	₹ (2)
	DKK	16	₹ (2)	DKK	45	₹ (12)
	JPY	447	₹ (18)	JPY	-	₹ -
	CNH	11	₹ ^	CNH	-	₹ -
	NOK	12	₹ (1)	NOK	-	₹ -
Interest Rate Swaps	INR	4,750	₹ 3	INR	-	₹ -
			₹ 2,368			₹ 3,044

^ Value is less than ₹ 1.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

The following table summarises activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	As at March 31, 2022	As at March 31, 2021
Balance as at the beginning of the year	**₹ 2,182**	**₹ (2,876)**
Changes in fair value of effective portion of derivatives	3,943	4,753
Net (gain)/loss reclassified to statement of profit and loss on occurrence of hedged transactions*	(4,182)	305
Gain/(loss) on cash flow hedging derivatives, net	**₹ (239)**	**₹ 5,058**
Balance as at the end of the year	**₹ 1,943**	**₹ 2,182**
Deferred tax thereon	(466)	(452)
Balance as at the end of the year, net of deferred tax	**₹ 1,477**	**₹ 1,730**

*Includes net (gain)/loss reclassified to revenue of ₹ (4,979) and ₹ 58 for the year ended March 31, 2022 and 2021, respectively; and net (gain)/ loss reclassified to expense of ₹ 797 and ₹ 247 for the year ended March 31, 2022 and 2021, respectively.

The related hedge transactions for balance in cash flow hedging reserves as at March 31, 2022 are expected to occur and be reclassified to the statement of profit and loss over a period of one year.

As at March 31, 2022 and 2021 there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

Sale of financial assets

From time to time, in the normal course of business, the Company transfers accounts receivables, unbilled receivables, net investment in finance lease receivables (financial assets) to banks. Under the terms of the arrangements, the Company surrenders control over the financial assets and transfer is without recourse. Accordingly, such transfers are recorded as sale

Integrated Annual Report 2021-22 189

Standalone Financial Statement under Ind AS of financial assets. Gains and losses on sale of financial assets without recourse are recorded at the time of sale based on the carrying value of the financial assets and fair value of servicing liability. The incremental impact of such transactions on our cash flow and liquidity for the year ended March 31, 2022 and March 31, 2021 is not material. In certain cases, transfer of financial assets may be with recourse. Under arrangements with recourse, the Company is obligated to repurchase the uncollected financial assets, subject to limits specified in the agreement with the banks. These are reflected as part of borrowings in the balance sheet. Financial risk management Market Risk Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables and loans and borrowings. The Company’s exposure to market risk is a function of investment and borrowing activities and revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of the Company’s earnings and equity to losses. Risk Management Procedures The Company manages market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. The corporate treasury department recommends risk management objectives and policies, which are approved by senior management and Audit Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies. Foreign currency risk The Company operates internationally, and a major portion of its business is transacted in several currencies. Consequently, the Company is exposed to foreign exchange risk through receiving payment for sales and services in the United States of America and elsewhere and making purchases from overseas suppliers in various foreign currencies. The exchange rate risk primarily arises from foreign exchange revenue, receivables, cash balances, forecasted cash flows, payables and foreign currency loans and borrowings. A significant portion of the Company’s revenue is in the US Dollar, the Pound Sterling, the Euro, the Canadian Dollar and the Australian Dollar, while a large portion of costs are in Indian rupees. The exchange rate between the rupee and these currencies has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against these currencies can adversely affect the Company’s results of operations. The Company evaluates exchange rate exposure arising from these transactions and enters foreign currency derivative instruments to mitigate such exposure. The Company follows established risk management policies, including the use of derivatives like foreign exchange forward/option contracts to hedge forecasted cash flows denominated in foreign currency. The Company has designated certain derivative instruments as cash flow hedges to mitigate the foreign exchange exposure of forecasted highly probable cash flows. As at March 31, 2022, a ` 1 increase in the spot exchange rate of the Indian rupee with the US dollar would result in approximately ` 3,159 (statement of profit and loss ` 1,366 and other comprehensive income ` 1,793) decrease in the fair value, and a ` 1 decrease would result in approximately ` 3,165 (statement of profit and loss ` 1,366 and other comprehensive income ` 1,799) increase in the fair value of foreign currency dollar denominated derivative instruments (forward and option contracts). (` in millions, except share and per share data, unless otherwise stated) Notes to the Standalone Financial Statements 190 Wipro Limited | Ambitions Realized 190

Statutory Reports and Financial Statements

Standalone Financial Statement under Ind AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The below table presents foreign currency risk from non-derivative financial instruments as of March 31, 2022 and 2021:

Particulars	As at March 31, 2022						
	US $	Euro	Pound Sterling	Australian Dollar	Canadian Dollar	Other currencies #	Total
Trade receivables	₹ 43,029	₹ 9,571	₹ 10,429	₹ 4,677	₹ 3,451	₹ 6,286	₹ 77,443
Unbilled receivables	19,719	3,833	3,480	2,161	819	1,221	31,233
Contract assets	3,992	3,340	3,626	1,194	162	879	13,193
Cash and cash equivalents	6,480	1,024	966	537	1,936	2,084	13,027
Other assets	4,361	3,916	353	265	172	1,304	10,371
Investment in redeemable preference shares of subsidiary	-	15,269	-	-	-	-	15,269
Loans to subsidiaries	18,945	-	-	-	-	-	18,945
Lease liabilities	(2,776)	(1,561)	(958)	(189)	(83)	(1,301)	(6,868)
Trade payables and other financial liabilities	(29,872)	(5,449)	(5,814)	(1,749)	(659)	(5,140)	(48,683)
Net assets/ (liabilities)	**₹ 63,878**	**₹ 29,943**	**₹ 12,082**	**₹ 6,896**	**₹ 5,798**	**₹ 5,333**	**₹ 123,930**

Particulars	As at March 31, 2021						
	US $	Euro	Pound Sterling	Australian Dollar	Canadian Dollar	Other currencies #	Total
Trade receivables	₹ 36,896	₹ 9,071	₹ 9,446	₹ 4,049	₹ 1,922	₹ 7,488	₹ 68,872
Unbilled receivables	8,405	1,647	1,688	797	283	719	13,539
Contract assets	4,719	1,121	2,755	838	102	460	9,995
Cash and cash equivalents	4,609	1,051	2,041	765	1,877	2,437	12,780
Other assets	1,434	1,174	171	209	93	1,027	4,108
Loans to subsidiaries	42,015	-	-	-	-	-	42,015
Lease liabilities	(3,018)	(1,893)	(1,575)	(202)	(117)	(1,547)	(8,352)
Trade payables and other financial liabilities	(25,330)	(3,746)	(4,502)	(1,666)	(340)	(3,261)	(38,845)
Net assets/ (liabilities)	**₹ 69,730**	**₹ 8,425**	**₹ 10,024**	**₹ 4,790**	**₹ 3,820**	**₹ 7,323**	**₹ 104,112**

Other currencies reflect currencies such as Swiss Franc, UAE Dirhams, Singapore Dollar etc.

As at March 31, 2022 and 2021, respectively, every 1% increase/decrease in the respective foreign currencies compared to functional currency of the Company would impact results by approximately ₹ 1,239 and ₹ 1,041, respectively.

Interest rate risk

Interest rate risk primarily arises from floating rate borrowing, including various revolving and other lines of credit. The Company's investments are primarily in short-term investments, which do not expose it to significant interest rate risk. From time to time, the Company manages its net exposure to interest rate risk relating to borrowings by entering into interest rate swap agreements, which allows it to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. Certain borrowings are also transacted at fixed interest rates. If interest rates were to increase by 100 bps as on March 31, 2022, additional net annual interest expense on floating rate borrowing would amount to approximately ₹ 767.

Credit risk

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, the Company periodically assesses the credit rating and financial reliability of customers, considering the financial condition, current economic trends, forward looking macroeconomic information, analysis of historical bad debts and ageing of accounts receivable. Individual risk limits are set accordingly. No single customer accounted for more than 10% of the accounts receivable as at March 31, 2022 and 2021, and revenues for the year ended March 31, 2022 and 2021. There is no significant concentration of credit risk.

Integrated Annual Report 2021-22 191

Standalone Financial Statement under Ind AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Counterparty risk

Counterparty risk encompasses issuer risk on marketable securities, settlement risk on derivative and money market contracts and credit risk on cash and time deposits. Issuer risk is minimised by only buying securities which are at least AA rated in India based on Indian rating agencies. Settlement and credit risk is reduced by the policy of entering into transactions with counterparties that are usually banks or financial institutions with acceptable credit ratings. Exposure to these risks are closely monitored and maintained within predetermined parameters. There are limits on credit exposure to any financial institution. The limits are regularly assessed and determined based upon credit analysis including financial statements and capital adequacy ratio reviews.

Liquidity risk

Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time or at a reasonable price. The Company's corporate treasury department is responsible for liquidity and funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company's net liquidity position through rolling forecasts based on the expected cash flows. As at March 31, 2022, cash and cash equivalents are held with major banks and financial institutions.

The table below provides details regarding the remaining contractual maturities of significant financial liabilities at the reporting date. The amounts include estimated interest payments and exclude the impact of netting agreements, if any.

Contractual cash flows	As at March 31, 2022						
	Less than 1 year	1-2 years	2-4 years	Beyond 4 years	Total cash flows	Interest included in total cash flows	Carrying value
Borrowings	₹ 78,383	₹ 57	₹ -	₹ -	**₹ 78,440**	₹ (1,649)	**₹ 76,791**
Lease liabilities	4,744	3,309	3,251	919	**12,223**	(973)	**11,250**
Trade payables	46,851	-	-	-	**46,851**	-	**46,851**
Other financial liabilities	53,714	2	-	-	**53,716**	-	**53,716**
Derivative liabilities	585	10	38	-	**633**	-	**633**

Contractual cash flows	As at March 31, 2021						
	Less than 1 year	1-2 years	2-4 years	Beyond 4 years	Total cash flows	Interest included in total cash flows	Carrying value
Borrowings	₹ 59,627	₹ 84	₹ 57	₹ -	**₹ 59,768**	₹ (1,616)	**₹58,152**
Lease liabilities	4,400	3,554	3,119	849	**11,922**	(828)	**11,094**
Trade payables	41,239	-	-	-	**41,239**	-	**41,239**
Other financial liabilities	22,172	6	1	-	**22,179**	-	**22,179**
Derivative liabilities	1,021	-	-	-	**1,021**	-	**1,021**

The balanced view of liquidity and financial indebtedness is stated in the table below. This calculation of the net cash position is used by the management for external communication with investors, analysts and rating agencies:

	As at March 31, 2022	As at March 31, 2021
Cash and cash equivalents	₹ 48,981	₹ 97,832
Investments - current	240,737	174,952
Borrowings	(76,791)	(58,152)
Loans to subsidiaries	19,130	42,015
	₹ 232,057	**₹ 256,647**

192 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Standalone Financial Statement under Ind AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

21. Income tax

Income tax expense has been allocated as follows:

	Year ended March 31, 2022	Year ended March 31, 2021
Income tax expense		
Current taxes	₹ 31,941	₹ 22,430
Deferred taxes	(652)	3,809
Income tax included in other comprehensive income on:		
Unrealised gains/(losses) on investment securities	(724)	225
Gains/(losses) on cash flow hedging derivatives	14	1,013
Remeasurements of the defined benefit plans	(3)	116
	₹ 30,576	**₹ 27,593**

Income tax expense consists of the following:

	Year ended March 31, 2022	Year ended March 31, 2021
Current taxes		
Domestic	₹ 29,240	₹ 19,427
Foreign	2,701	3,003
	₹ 31,941	**₹ 22,430**
Deferred taxes		
Domestic	₹ (629)	₹ 3,904
Foreign	(23)	(95)
	₹ (652)	**₹ 3,809**
	₹ 31,289	**₹ 26,239**

The reconciliation between the provision of income tax and amounts computed by applying the Indian statutory income tax rate to profit before taxes is as follows:

	Year ended March 31, 2022	Year ended March 31, 2021
Profit before tax	₹ 152,642	₹ 126,848
Enacted income tax rate in India	34.94%	34.94%
Computed expected tax expense	₹ 53,333	₹ 44,321
Effect of:		
Income exempt from tax	₹ (26,993)	₹ (11,951)
Basis differences that will reverse during a tax holiday period	1,536	(2,396)
Income taxed at higher/ (lower) rates	(470)	245
Taxes related to prior years	1,258	(4,677)
Changes in unrecognised deferred tax assets	-	(1,005)
Expenses disallowed for tax purpose	2,640	1,703
Others, net	(15)	(1)
Income tax expense	**₹ 31,289**	**₹ 26,239**
Effective income tax rate	*20.50%*	*20.69%*

Integrated Annual Report 2021-22 193

Standalone Financial Statement under Ind AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The components of deferred tax assets and liabilities are as follows:

	As at March 31, 2022	As at March 31, 2021
Carry-forward losses	₹ 1,169	₹ 548
Trade payables, accrued expenses and other liabilities	4,515	4,380
Allowances for lifetime expected credit loss	2,424	2,890
Others	114	58
	₹ 8,222	**₹ 7,876**
Property, plant and equipment	₹ (602)	(25)
Amortisable goodwill	(151)	(128)
Interest income and fair value movement of investments	(921)	(1,608)
Cash flow hedges	(466)	(452)
Special Economic Zone Re-investment Reserve	(5,549)	(6,494)
	₹ (7,689)	**₹ (8,707)**
Net deferred tax assets / (liabilities)	₹ 533	**₹ (831)**
Amounts presented in the balance sheet		
Deferred tax assets	₹ 533	₹ 474
Deferred tax liabilities	₹ -	₹ 1,305

Movement in deferred tax assets and liabilities

Movement during the year ended March 31, 2022

Particulars	**As at April 1, 2021**	**Credit/(charge) in the Statement of Profit and Loss**	**Credit/(charge) in Other Comprehensive Income**	**As at March 31, 2022**
Carry-forward losses	₹ 548	₹ 621	₹ -	₹ 1,169
Trade payables and other liabilities	4,380	132	3	4,515
Allowances for lifetime expected credit loss	2,890	(466)	-	2,424
Cash flow hedges	(452)	-	(14)	(466)
Property, plant and equipment	(25)	(577)	-	(602)
Amortisable goodwill	(128)	(23)	-	(151)
Interest income and fair value movement of investments	(1,608)	(37)	724	(921)
Special Economic Zone Re-investment Reserve	(6,494)	945	-	(5,549)
Others	58	57	-	115
Total	**₹ (831)**	**₹ 652**	**₹ 713**	**₹ 534**

Movement during the year ended March 31, 2021

Particulars	**As at April 1, 2020**	**Credit/(charge) in the Statement of Profit and Loss**	**Credit/(charge) in Other Comprehensive Income**	**As at March 31, 2021**
Carry-forward losses	₹ 201	₹ 347	₹ -	₹ 548
Trade payables and other liabilities	3,667	829	(116)	4,380
Allowances for lifetime expected credit loss	3,647	(757)	-	2,890
Cash flow hedges	561	-	(1,013)	(452)
Property, plant and equipment	155	(180)	-	(25)
Amortisable goodwill	(99)	(29)	-	(128)

194 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Standalone Financial Statement under Ind AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Particulars	As at April 1, 2020	Credit/(charge) in the Statement of Profit and Loss	Credit/(charge) in Other Comprehensive Income	As at March 31, 2021
Interest income and fair value movement of investments	(643)	(740)	(225)	(1,608)
Minimum alternate tax	3,425	(3,425)	-	-
Special Economic Zone Re-investment Reserve	(6,614)	120	-	(6,494)
Others	33	26	(1)	58
Total	₹ 4,333	**₹ (3,809)**	**₹ (1,355)**	**₹ (831)**

Deferred taxes on unrealised foreign exchange gain / loss relating to cash flow hedges, fair value movements in investments and remeasurements of the defined benefit plans are recognised in other comprehensive income and presented within equity. Other than these, the change in deferred tax assets and liabilities is primarily recorded in the statement of profit and loss.

In assessing the realisability of deferred tax assets, the Company considers the extent to which it is probable that the deferred tax asset will be realised. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers the expected reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on this, the Company believes that it is probable that the Company will realise the benefits of these deductible differences. The amount of deferred tax asset considered realisable, however, could be reduced in the near term if the estimates of future taxable income during the carry-forward period are reduced.

The Company has recognised deferred tax assets of ₹ 1,169 and ₹ 548 as at March 31, 2022 and 2021 primarily in respect of capital loss incurred on account of liquidation of an investment. Management's projections of future taxable capital gain support the assumption that it is probable that sufficient taxable income will be available to utilise this deferred tax asset.

We have calculated our domestic tax liability under normal provisions. Accordingly, no deferred tax asset has been recognised towards MAT in the balance sheet for the years ended March 31, 2022 and 2021. The effective MAT rate is 17.47%. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward for a period of fifteen years and set-off against future tax liabilities computed under normal tax provisions.

A substantial portion of the profits of the Company's India operations are exempt from Indian income taxes being profits attributable to export operations and profits from units established under Special Economic Zone Act, 2005 scheme. Units in designated special economic zones providing service on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits and gains for a further five years. Certain tax benefits are also available for a further five years. 50% tax deduction is available for a further five years subject to the unit meeting certain defined conditions. Profits from certain other undertakings are also eligible for preferential tax treatment. New SEZ units set up on or after April 1, 2021 are not eligible for aforesaid deduction. The tax holiday period being currently available to the Company expires in various years through fiscal 2034-35. The impact of tax holidays has resulted in a decrease of current tax expense of ₹ 16,483 and ₹ 11,458 for the years ended March 31, 2022 and 2021, respectively, compared to the effective tax amounts that we estimate we would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the years ended March 31, 2022 and 2021 was ₹ 2.95 and ₹ 2.03, respectively.

Deferred income tax liabilities are recognised for all taxable temporary differences except in respect of taxable temporary differences associated with US branch profit tax where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Accordingly, deferred income tax liabilities on branch profit tax @ 15% of the US branch profits have not been recognised. Further, it is not practicable to estimate the amount of the unrecognised deferred tax liabilities for these undistributed earnings.

Integrated Annual Report 2021-22 195

Standalone Financial Statement under Ind AS

Notes to the Standalone Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

22. Revenue from operations

A. Contract Assets and Liabilities

The Company classifies its right to consideration in exchange for deliverables as either a receivable or a contract asset.

A receivable is a right to consideration that is unconditional. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. For example, the Company recognises a receivable for revenues related to time and materials contracts or volume-based contracts. The Company presents such receivables as part of unbilled receivables at their net estimated realisable value. The same is tested for impairment as per the guidance in Ind AS 109 using expected credit loss method.

Contract assets: During the years ended March 31, 2022 and 2021, ₹ 9,978 and ₹ 11,451 of contract assets pertaining to fixed-price development contracts have been reclassified to receivables on completion of milestones.

Contract liabilities: During the years ended March 31, 2022 and 2021, the Company recognised revenue of ₹ 15,150 and ₹ 11,978 arising from contract liabilities as at March 31, 2021 and 2020 respectively.

Contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period.

B. Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognised, which includes contract liabilities and amounts that will be invoiced and recognised as revenue in future periods. Applying the practical expedient, the Company has not disclosed its right to consideration from customers in an amount that corresponds directly with the value to the customer of the Company's performance completed to date, which are contracts invoiced on time and material basis and volume based.

As at March 31, 2022 and 2021, the aggregate amount of transaction price allocated to remaining performance obligations, other than those meeting the exclusion criteria above, were ₹ 171,136 and ₹ 224,746, respectively of which approximately 70% and 71%, respectively is expected to be recognised as revenues within two years, and the remainder thereafter. This includes contracts, with a substantive enforceable termination penalty if the contract is terminated without cause by the customer, based on an overall assessment of the contract carried out at the time of inception. Historically, customers have not terminated contracts without cause.

C. Disaggregation of Revenue

The tables below present disaggregated revenue from contracts with customers by business segment and nature of contract. The Company believes that the below disaggregation best depicts the nature, amount, timing and uncertainty of revenue and cash flows from economic factors

Revenue by business segment

	Year ended March 31, 2022	Year ended March 31, 2021
Rendering of services	₹ 590,956	₹ 496,434
Sale of products	4,788	6,560
	₹ 595,744	**₹ 502,994**

Revenue by nature of contract

	Year ended March 31, 2022	Year ended March 31, 2021
Fixed price and volume based	₹ 359,322	₹ 301,694
Time and material	231,634	194,740
Products	4,788	6,560
	₹ 595,744	**₹ 502,994**

196 Wipro Limited | Ambitions Realized

Standalone Financial Statement under Ind AS 23. Other income Year ended March 31, 2022 Year ended March 31, 2021 Interest income ` 12,934 ` 17,935 Dividend income 28,539 45 Net gain from investments classified as FVTPL 1,205 1,475 Net gain from investments classified as FVTOCI 386 988 Finance and other income 43,064 20,443 Foreign exchange gain / (loss), net on financial instruments measured at FVTPL 2,058 3,594 Other foreign exchange differences, net 1,939 (208) Foreign exchange gain / (loss), net 3,997 3,386 ` 47,061 ` 23,829 24. Changes in inventories of finished goods and stock-in-trade Year ended March 31, 2022 Year ended March 31, 2021 Opening Stock Finished goods ` 3 ` 3 Stock-in-trade 780 1,125 ` 783 ` 1,128 Less: Closing Stock Finished goods `—` 3 Stock-in-trade 847 780 ` 847 ` 783 Decrease / (Increase) ` (64) ` 345 25. Employee benefits Year ended March 31, 2022 Year ended March 31, 2021 a) Employee costs includes Salaries and bonus ` 301,032 ` 253,424 Employee benefits plans 10,686 8,435 Share-based compensation* 3,706 2,814 ` 315,424 ` 264,673 * Includes ` 54 and ` 587 for the year ended March 31, 2022 and 2021 towards cash settled ADS RSUs. Remeasurements of the defined benefit plans, net recognised in other comprehensive income include: Year ended March 31, 2022 Year ended March 31, 2021 Remeasurements of the defined benefit plans, net Return on plan assets excluding interest income—(gain) / loss ` (263) ` (573) Actuarial (gains) / loss arising from financial assumptions (120) 249 Actuarial (gains) / loss arising from demographic assumptions (576) 91 Actuarial (gains) / loss arising from experience adjustments 971 (329) ` 12 ` (562) (` in millions, except share and per share data, unless otherwise stated) Notes to the Standalone Financial Statements Integrated Annual Report 2021-22 197 Statutory Reports and Financial Statements 341113-001 27Jun22 13:03 Page 201

Standalone Financial Statement under Ind AS b) Gratuity and foreign pension: Defined benefit plans include gratuity for employees drawing salary in Indian rupees, pension and certain benefits plans in foreign jurisdictions. Amount recognised in the statement of profit and loss in respect of defined benefit plans is as follows: Year ended March 31, 2022 Year ended March 31, 2021 Current service cost ` 2,028 ` 1,713 Net interest on net defined benefit liability / (asset) (31) 66 Net gratuity cost / (benefit) ` 1,997 ` 1,779 Actual return on plan assets ` 920 ` 1,096 Change in present value of defined benefit obligation is summarised below: As at March 31, 2022 As at March 31, 2021 Defined benefit obligation at the beginning of the year ` 11,747 ` 10,341 Current service cost 2,028 1,713 Interest on obligation 625 589 Benefits paid (2,108) (910) Remeasurement (gains) / loss Actuarial (gains) / loss arising from financial assumptions (120) 249 Actuarial (gains) / loss arising from demographic assumptions (576) 91 Actuarial (gains) / loss arising from experience adjustments 971 (329) Translation adjustment 11 3 Defined benefit obligation at the end of the year ` 12,578 ` 11,747 Change in plan assets is summarised below: As at March 31, 2022 As at March 31, 2021 Fair value of plan assets at the beginning of the year ` 12,021 ` 9,092 Expected return on plan assets 657 523 Employer contributions 567 1,832 Benefits paid (7) (5) Remeasurement gains / (loss) Return on plan assets excluding interest income—gain / (loss) 263 573 Translation adjustment 3 6 Fair value of plan assets at the end of the year ` 13,504 ` 12,021 Present value of unfunded obligation ` 926 ` 274 Recognised asset ` 926 ` 274 As at March 31, 2022 and 2021, plan assets were primarily invested in insurer managed funds. The Company has established an income tax approved irrevocable trust fund to which it regularly contributes to finance the liabilities of the gratuity plan. The fund’s investments are managed by certain insurance companies as per the selection made by the trustees among the fund plan available. (` in millions, except share and per share data, unless otherwise stated) Notes to the Standalone Financial Statements 198 Wipro Limited | Ambitions Realized 341113-001 27Jun22 13:03 Page 202

Standalone Financial Statement under Ind AS The principal assumptions used for the purpose of actuarial valuation of these defined benefit plans are as follows: As at March 31, 2022 As at March 31, 2021 Discount rate 5.54% 5.31% Expected return on plan assets 5.54% 5.31% Expected rate of salary increase 7.52% 7.41% Duration of defined benefit obligations 5 years 7 years The expected return on plan assets is based on expectation of the average long-term rate of return expected on investments of the fund during the estimated term of the obligations. The discount rate is primarily based on the prevailing market yields of Indian government securities for the estimated term of the obligations. The estimates of future salary increase considered takes into account the inflation, seniority, promotion and other relevant factors. Attrition rate considered is the management’s estimate, based on previous years’ employee turnover of the Company. The expected future contribution and estimated future benefit payments from the fund are as follows: Expected contribution to the fund during the year ending March 31, 2023 ` 1,311 Estimated benefit payments from the fund for the year ending March 31: 2023 ` 2,260 2024 1,651 2025 1,651 2026 1,651 2027 1,651 Thereafter 8,424 Total ` 17,288 The expected benefits are based on the same assumptions used to measure the Company’s benefit obligations as at March 31, 2022. Sensitivity for significant actuarial assumptions is computed to show the movement in defined benefit obligation by 1 percentage. As at March 31, 2022, every 1 percentage point increase / (decrease) in discount rate will result in (decrease) / increase of gratuity benefit obligation by approximately ` (730) and ` 634, respectively. As at March 31, 2022 every 1 percentage point increase / (decrease) in expected rate of salary will result in increase / (decrease) of gratuity benefit obligation by approximately ` 558 and ` (536), respectively. The sensitivity analysis to significant actuarial assumptions may not be representative of the actual change in the defined benefit obligations as the change in assumptions may not occur in isolation since some of the assumptions may be correlated. Furthermore, in presenting the sensitivity analysis, the present value of the defined benefit obligations has been calculated using the Projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognised in the statement of financial position. c) Provident fund: The details of fund and plan assets are given below: As at March 31, 2022 As at March 31, 2021 Fair value of plan assets ` 76,573 ` 71,196 Present value of defined benefit obligation 76,573 71,196 Net shortfall `—`— The total expense for the year ended March 31, 2022 and 2021 is ` 3,578 and ` 2,833 respectively. The plan assets have been invested as per the regulations of Employees’ Provident Fund Organisation (EPFO). (` in millions, except share and per share data, unless otherwise stated) Notes to the Standalone Financial Statements Integrated Annual Report 2021-22 199 Statutory Reports and Financial Statements 341113-001 27Jun22 13:03 Page 203

Standalone Financial Statement under Ind AS The principal assumptions used in determining the present value obligation of interest guarantee under the deterministic approach are as follows: As at March 31, 2022 As at March 31, 2021 Discount rate for the term of the obligation 5.85% 5.80% Average remaining tenure of investment portfolio 6 years 6 years Guaranteed rate of return 8.10% 8.50% d) Defined contribution plans: The total expense for the year ended March 31, 2022 and 2021 is ` 5,080 and ` 3,889 respectively. 26. Finance costs Year ended March 31, 2022 Year ended March 31, 2021 Interest expense ` 3,674 ` 3,235 Exchange fluctuation on foreign currency borrowings, net—791 ` 3,674 ` 4,026 27. Other Expenses Year ended March 31, 2022 Year ended March 31, 2021 Rates, taxes and insurance ` 2,690 ` 2,116 Lifetime expected credit loss / (write-back) (1,036) 1,149 Provision for diminution in value of investments in subsidiaries—(2,875) Auditors’ remuneration Audit fees 86 73 For taxation matters—1 Other Services 19 13 Out of pocket expenses 7 2 Miscellaneous expenses * 6,898 3,487 ` 8,664 ` 3,966 * Miscellaneous expenses for the year ended March 31, 2021 include an amount of ` 991 towards COVID-19 contributions. 28. Earnings per equity share A reconciliation of profit for the year and equity shares used in the computation of basic and diluted earnings per equity share is set out below: Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the year, excluding equity shares purchased by the Company and held as treasury shares. Year ended March 31, 2022 Year ended March 31, 2021 Profit attributable to equity holders of the Company ` 121,353 ` 100,609 Weighted average number of equity shares outstanding 5,466,705,840 5,649,265,885 Basic earnings per share ` 22.20 ` 17.81 Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the year for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company. (` in millions, except share and per share data, unless otherwise stated) Notes to the Standalone Financial Statements 200 Wipro Limited | Ambitions Realized 341113-001 27Jun22 13:03 Page 204

Standalone Financial Statement under Ind AS The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company’s shares during the year). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options. Year ended March 31, 2022 Year ended March 31, 2021 Profit attributable to equity holders of the Company ` 121,353 ` 100,609 Weighted average number of equity shares outstanding 5,466,705,840 5,649,265,885 Effect of dilutive equivalent share options 15,377,598 12,391,937 Weighted average number of equity shares for diluted earnings per share 5,482,083,438 5,661,657,822 Diluted earnings per share ` 22.14 ` 17.77 29. Dividends and Buyback of equity shares The Company declares and pays dividends in Indian rupees. According to the Companies Act, 2013 any dividend should be declared out of accumulated distributable profits. A Company may, before the declaration of any dividend, transfer a percentage of its profits for that financial year as it may consider appropriate to the reserves. The cash dividends paid per equity share were ` 1 and ` 1, during the year ended March 31, 2022 and 2021, respectively, including an interim dividend of ` 1 and ` 1 for the year ended March 31, 2022 and 2021, respectively. The Board of Directors in their meeting held on March 25, 2022, declared an interim dividend of ` 5/- (US$ 0.07) per equity share and ADR (250% on an equity share of par value of ` 2/-). Consequently, the Company has recorded a liability of ` 27,410 as at March 31, 2022 and this has been paid subsequently on April 19, 2022. During the year ended March 31, 2021, the Company concluded the buyback of 237,500,000 equity shares as approved by the Board of Directors on October 13, 2020. This has resulted in a total cash outflow of ` 116,445 (including tax on buyback of ` 21,445). In line with the requirement of the Companies Act 2013, an amount of ` 1,427 and ` 115,018 has been utilised from securities premium and retained earnings respectively. Further, capital redemption reserve of ` 475 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, the paid-up equity share capital has reduced by ` 475. 30. Additional capital disclosures The key objective of the Company’s capital management is to ensure that it maintains a stable capital structure with the focus on total equity to uphold investor, creditor, and customer confidence and to ensure future development of its business. The Company’s focus is on keeping a strong total equity base to ensure independence, security, as well as a high financial flexibility for potential future borrowings, if required without impacting the risk profile of the Company. The Company’s goal is to continue to be able to return excess liquidity to shareholders by continuing to distribute annual dividends in future periods. The amount of future dividends / buyback of equity shares will be balanced with efforts to continue to maintain an adequate liquidity status. The capital structure as of March 31, 2022 and 2021 was as follows: As at March 31, 2022 As at March 31, 2021 % Change Total equity (A) ` 543,507 ` 452,416 20.13% As percentage of total capital 86.06% 86.73% Current borrowings ` 76,734 ` 58,011 Non-current borrowings 57 141 Lease Liabilities 11,250 11,094 Total borrowings and lease liabilities (B) ` 88,041 ` 69,246 27.14% As percentage of total capital 13.94% 13.27% Total capital (A) + (B) ` 631,548 ` 521,662 21.06% (` in millions, except share and per share data, unless otherwise stated) Notes to the Standalone Financial Statements Integrated Annual Report 2021-22 201 Statutory Reports and Financial Statements 341113-001 27Jun22 13:03 Page 205

Standalone Financial Statement under Ind AS 31. Employee stock option The stock compensation expense recognised for employee services received during the year ended year ended March 31, 2022 and March 31, 2021 were ` 3,706 and ` 2,814, respectively. Wipro Equity Reward Trust (“WERT”) In 1984, the Company established a controlled trust called the Wipro Equity Reward Trust (“WERT”). In the earlier years, WERT purchased shares of the Company out of funds borrowed from the Company. The Company’s Board Governance, Nomination and Compensation Committee recommends to WERT certain officers and key employees, to whom WERT issues shares from its holdings at nominal price subject to vesting conditions. Wipro Employee Stock Option Plans and Restricted Stock Unit Option Plans A summary of the general terms of grants under stock option plans and restricted stock unit option plans are as follows: Name of Plan Number of options reserved under the plan Range of exercise price Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan) * 59,797,979 US $ 0.03 Wipro employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan) * 59,797,979 ` 2 Wipro employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan) * 49,831,651 ` 2 Wipro Equity Reward Trust Employee Stock Purchase Plan, 2013 ** 39,546,197 ` 2 Employees covered under Stock Option Plans and Restricted Stock Unit (“RSU”) Option Plans (collectively “Stock Option Plans”) are granted an option to purchase shares of the Company at the respective exercise prices, subject to requirements of vesting conditions. These options generally vest in tranches over a period of one to four years from the date of grant. Upon vesting, the employees can acquire one equity share for every option. * The maximum contractual term for these Stock Option Plans and RSU Option Plans is perpetual until the options are available for grant under the plan. ** The maximum contractual term for these Stock Option Plans is up to May 29, 2023 until the options are available for grant under the plan. The activity in equity-settled stock option plans and restricted stock unit option plan is summarised below: Range of exercise price and Weighted average exercise price Number of options Year ended March 31, 2022 Year ended March 31, 2021 Outstanding at the beginning of the year ` 2 15,831,948 15,594,190 US $ 0.03 10,822,476 7,854,540 Granted * ` 2 2,500,481 6,275,290 US $ 0.03 10,470,026 5,033,648 Adjustment of Performance based stock options on completion of performance measurement period ` 2 608,435 (1,291,500) US $ 0.03 570,076 (1,021,560) Exercised ` 2 (4,712,311) (3,356,199) US $ 0.03 (2,930,735) (3,269,832) Modification ** ` 2 — US $ 0.03—3,453,015 Forfeited and expired ` 2 (1,985,881) (1,389,833) US $ 0.03 (1,419,941) (1,227,335) Outstanding at the end of the year ` 2 12,242,672 15,831,948 US $ 0.03 17,511,902 10,822,476 Exercisable at the end of the year ` 2 2,478,568 2,679,538 US $ 0.03 1,072,118 465,603 (` in millions, except share and per share data, unless otherwise stated) Notes to the Standalone Financial Statements 202 Wipro Limited | Ambitions Realized 341113-001 27Jun22 13:03 Page 206

Standalone Financial Statement under Ind AS The activity in cash-settled stock option plans and restricted stock unit option plans is summarised below: Number of options Year ended March 31, 2022 Year ended March 31, 2021 Outstanding at the beginning of the year 78,199 4,721,388 Modification **—(3,453,015) Exercised (46,133) (845,066) Forfeited and expired (7,466) (345,108) Outstanding at the end of the year 24,600 78,199 Exercisable at the end of the year 2,800 23,999 The following table summarises information about outstanding stock options: Range of exercise price and Weighted average exercise price 2022 2021 Number of options Weighted average remaining life (months) Number of options Weighted average remaining life (months) ` 2 12,242,672 13 15,831,948 18 US $ 0.03 17,511,902 20 10,822,476 19 * Includes 1,135,949 and 2,969,860 Performance based stock options (RSU) granted during the year ended March 31, 2022 and 2021, respectively. 2,941,546 and 2,376,980 Performance based stock options (ADS) granted during the year ended March 31, 2022 and 2021, respectively. Performance based stock options (RSU) were issued under Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and Performance based stock options (ADS) were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan). Such performance based stock options will vest based on the performance parameters of the Company. ** Restricted Stock Units arrangements that were modified during the year ended March 31, 2021 Pursuant to the SEBI clarification dated December 18, 2020 the restriction under SEBI’s circular dated October 10, 2019 “Framework of Depository Receipts” shall not apply in case of issue of Depository Receipts to Non-resident Indians (“NRIs”), pursuant to share based employee benefit schemes which are implemented by a company in terms of SEBI (Share Based Employee Benefits) Regulations 2014, the Board Governance, Nomination and Compensation Committee approved in January 2021, allotment of underlying equity shares in respect of ADSs to be issued and allocated to NRI employees upon exercise of vested ADS RSU under the Company’s WARSUP 2004 Plan. This change was accounted as a modification and the fair value on the date of modification was determined based on prevailing market price and accordingly an amount of ` 739 has been recognised as equity with a corresponding adjustment to financial liability. The weighted-average grant-date fair value of options granted during the year ended March 31, 2022, and 2021 was ` 603.47 and ` 354.78 for each option, respectively. The weighted average share price of options exercised during the year ended March 31, 2022 and 2021 was ` 604.47 and ` 354.45 for each option, respectively. The carrying value of liability towards Cash Settled ADS RSU’s outstanding was ` 20 (including ` 2 towards exercisable units) and ` 31 (including ` 11 towards exercisable units) as at March 31, 2022 and 2021, respectively. 32. Related party relationship and transactions List of subsidiaries and associates as of March 31, 2022 are provided in the table below: Subsidiaries Subsidiaries Subsidiaries Country of Incorporation Wipro, LLC USA Wipro Gallagher Solutions, LLC USA Wipro Opus Risk Solutions LLC (formerly known as Wipro Opus Mortgage Solutions LLC) USA Wipro Insurance Solutions, LLC USA Wipro IT Services, LLC USA (` in millions, except share and per share data, unless otherwise stated) Notes to the Standalone Financial Statements Integrated Annual Report 2021-22 203 Statutory Reports and Financial Statements 341113-001 27Jun22 13:03 Page 207

Standalone Financial Statement under Ind AS Subsidiaries Subsidiaries Subsidiaries Country of Incorporation HealthPlan Services, Inc. ** USA Wipro Appirio, Inc.** USA Designit North America, Inc. USA Infocrossing, LLC USA Wipro US Foundation USA International TechneGroup Incorporated ** USA Wipro Designit Services, Inc.** USA Wipro VLSI Design Services, LLC USA Cardinal US Holdings, Inc** USA LeanSwift Solutions, Inc** USA Edgile, LLC USA Wipro Overseas IT Services Private Limited India Wipro Japan KK Japan Designit Tokyo Ltd. Japan Wipro Shanghai Limited China Wipro Trademarks Holding Limited India Wipro Travel Services Limited India Wipro Holdings (UK) Limited U.K. Designit A/S Denmark Designit Denmark A/S Denmark Designit Germany GmbH Germany Designit Oslo A/S Norway Designit Sweden AB Sweden Designit T.L.V Ltd. Israel Designit Spain Digital, S.L.U Spain Wipro Europe Limited U.K. Wipro UK Limited U.K. Wipro Financial Services UK Limited U.K. Wipro IT Services S.R.L. Romania Wipro Gulf LLC Sultanate of Oman Wipro Bahrain Limited Co. W.L.L Bahrain Wipro 4C NV Belgium Wipro 4C Danmark ApS Denmark Wipro 4C Nederland B.V (formerly known as 4C Nederland B.V) Netherlands Wipro Weare4C UK Limited ** U.K. Wipro 4C Consulting France SAS France Wipro IT Services UK Societas U.K. Wipro Doha LLC # Qatar Wipro Technologies SA DE CV Mexico Wipro Holdings Hungary Korlátolt Felelősségű Társaság Hungary Wipro Holdings Investment Korlátolt Felelősségű Társaság Hungary (` in millions, except share and per share data, unless otherwise stated) Notes to the Standalone Financial Statements 204 Wipro Limited | Ambitions Realized 341113-001 27Jun22 13:03 Page 208

Standalone Financial Statement under Ind AS Subsidiaries Subsidiaries Subsidiaries Country of Incorporation Wipro Information Technology Egypt SAE Egypt Wipro Arabia Co. Limited * Saudi Arabia Women’s Business Park Technologies Limited * Saudi Arabia Wipro Poland SP Z.O.O Poland Wipro IT Services Poland SP Z.O.O Poland Wipro Technologies Australia Pty Ltd Australia Ampion Holdings Pty Ltd** Australia Wipro Technologies South Africa (Proprietary) Limited South Africa Wipro Technologies Nigeria Limited Nigeria Wipro IT Service Ukraine, LLC Ukraine Wipro Information Technology Netherlands BV. Netherlands Wipro Portugal S.A. ** Portugal Wipro Technologies Limited Russia Wipro Technology Chile SPA Chile Wipro Solutions Canada Limited Canada Wipro Information Technology Kazakhstan LLP Kazakhstan Wipro Technologies W.T. Sociedad Anonima Costa Rica Wipro Outsourcing Services (Ireland) Limited Ireland Wipro Technologies Peru SAC Peru Wipro do Brasil Technologia Ltda ** Brazil Wipro Technologies SA Argentina Wipro Technologies SRL Romania PT. WT Indonesia Indonesia Wipro (Thailand) Co. Limited Thailand Rainbow Software LLC Iraq Cardinal Foreign Holdings S.á.r.l Luxembourg Cardinal Foreign Holdings 2 S.á.r.l ** Luxembourg Wipro Networks Pte Limited Singapore Wipro (Dalian) Limited China Wipro Technologies SDN BHD Malaysia Wipro Chengdu Limited China Wipro Philippines, Inc. Philippines Wipro IT Services Bangladesh Limited Bangladesh Wipro HR Services India Private Limited India Encore Theme Technologies Private Limited * India (` in millions, except share and per share data, unless otherwise stated) Notes to the Standalone Financial Statements Integrated Annual Report 2021-22 205 Statutory Reports and Financial Statements 341113-001 27Jun22 13:03 Page 209

Standalone Financial Statement under Ind AS Subsidiaries Subsidiaries Subsidiaries Country of Incorporation Wipro VLSI Design Services India Private Limited (Formerly known as Eximius Design India Private Limited) India Capco Technologies Private Limited India * All the above direct subsidiaries are 100% held by the Company except that the Company holds 96.68% of the equity securities of Encore Theme Technologies Private Limited, 66.67% of the equity securities of Wipro Arabia Co. Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Co. Limited. The remaining 3.32% equity securities of Encore Theme Technologies Private Limited will be acquired subject to and after receipt of certain regulatory approvals/confirmations. # 51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company. The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa and Wipro Foundation in India. ** Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda, HealthPlan Services, Inc, International TechneGroup Incorporated, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro Weare4C UK Limited, Cardinal US Holdings, Inc, Cardinal Foreign Holdings 2 S.á.r.l, Ampion Holdings Pty Ltd, and LeanSwift Solutions, Inc are as follows: Subsidiaries Subsidiaries Subsidiaries Country of Incorporation Wipro Portugal S.A. Portugal Wipro Technologies GmbH Germany Wipro IT Services Austria GmbH Austria Wipro Business Solutions GmbH (formerly known as Metro-nom GmbH)*** Germany Wipro do Brasil Technologia Ltda Brazil Wipro Do Brasil Sistemetas De Informatica Ltd Brazil Wipro do Brasil Servicos Ltda Brazil HealthPlan Services, Inc. USA HealthPlan Services Insurance Agency, LLC USA International TechneGroup Incorporated USA International TechneGroup Ltd. U.K. ITI Proficiency Ltd Israel Wipro Italia S.R.L. (formerly known as International TechneGroup S.R.L.) Italy MechWorks S.R.L. Italy Wipro Appirio, Inc. USA Wipro Appirio, K.K. (formerly known as Appirio, K.K) Japan Topcoder, LLC. USA Wipro Appirio (Ireland) Limited Ireland Wipro Appirio UK Limited U.K. Wipro Designit Services, Inc. USA Wipro Designit Services Limited Ireland (` in millions, except share and per share data, unless otherwise stated) Notes to the Standalone Financial Statements 206 Wipro Limited | Ambitions Realized 341113-001 27Jun22 13:03 Page 210

Standalone Financial Statement under Ind AS Wipro Weare4C UK Limited U.K. CloudSocius DMCC UAE Cardinal Foreign Holdings 2 S.á.r.l Luxembourg Grove Holdings 2 S.á.r.l Luxembourg The Capital Markets Company BV*** Belgium Capco Brasil Serviços E Consultoria Em Informática Ltda Brazil Cardinal US Holdings, Inc. USA The Capital Markets Company LLC USA CAPCO (US) LLC USA Capco Consulting Services LLC USA Capco RISC Consulting LLC USA ATOM Solutions LLC USA NEOS Holdings LLC USA NEOS LLC USA NEOS Software LLC USA Ampion Holdings Pty Ltd Australia Ampion Pty Ltd Australia Crowdsprint Pty Ltd Australia Revolution IT Pty Ltd Australia Iris Holdco Pty Ltd*** Australia LeanSwift Solutions, Inc. USA LeanSwift Solutions, LLC USA LeanSwift AB Sweden *** Step Subsidiary details of The Capital Markets Company BV, Wipro Business Solutions GmbH (formerly known as Metro-nom GmbH) and Iris Holdco Pty Ltd are as follows: Subsidiaries Subsidiaries Subsidiaries Country of Incorporation The Capital Markets Company BV Belgium Capco Belgium BV Belgium The Capital Markets Company (UK) Ltd UK Capco (UK) 1, Limited UK The Capital Markets Company Limited Canada Capco (US) GP LLC**** USA The Capital Markets Company Limited Hong Kong Capco Consulting Services (Guangzhou) Company Limited China The Capital Markets Company s.r.o Slovakia The Capital Markets Company S.A.S France Capco Poland sp. z.o.o Poland The Capital Markets Company S.á.r.l Switzerland Andrion AG Switzerland The Capital Markets Company BV Netherlands CapAfric Consulting (Pty) Ltd South Africa Capco Consulting Singapore Pte. Ltd Singapore (` in millions, except share and per share data, unless otherwise stated) Notes to the Standalone Financial Statements Integrated Annual Report 2021-22 207 Statutory Reports and Financial Statements 341113-001 27Jun22 13:03 Page 211

Standalone Financial Statement under Ind AS The Capital Markets Company GmbH Germany Capco Austria GmbH Austria Capco Consultancy (Malaysia) Sdn. Bhd Malaysia Capco Greece Single Member P.C Greece Capco Consultancy (Thailand) Ltd Thailand Wipro Business Solutions GmbH (formerly known as Metro-nom GmbH) Germany Wipro Technology Solutions S.R.L (formerly known as Metro Systems Romania S.R.L) Romania Iris Holdco Pty Ltd Australia Iris Bidco Pty Ltd Australia Shelde Pty Ltd Australia **** Step Subsidiary details of Capco (US) GP LLC is as follows: Subsidiaries Subsidiaries Subsidiaries Country of Incorporation Capco (US) GP LLC USA Capco (Canada) GP ULC Canada As at March 31, 2022, Wipro, LLC held 43.7% interest in Drivestream Inc, accounted for using the equity method. The list of controlled trusts are: Name of the entity Country of incorporation Wipro Equity Reward Trust India Wipro Foundation India Capco (Canada) LP@ Canada @The Capital Markets Company Limited (Canada) and Capco (Canada) GP ULC act as Limited and General Partners, respectively. The other related parties are: Name of the related parties Nature Azim Premji Foundation Entity controlled by Promoters Azim Premji Foundation for Development Entity controlled by Promoters Hasham Traders Entity controlled by Promoters Prazim Traders Entity controlled by Promoters Zash Traders Entity controlled by Promoters Hasham Investment and Trading Co. Pvt. Ltd Entity controlled by Promoters Azim Premji Philanthropic Initiatives Pvt. Ltd Entity controlled by Promoters Azim Premji Trust Entity controlled by Promoters Wipro Enterprises (P) Limited Entity controlled by Promoters Wipro GE Healthcare Private Limited Joint Venture between Wipro Enterprises (P) Limited and General Electric Key management personnel Rishad A. Premji Chairman of the board (designated as “Executive chairman”) Thierry Delaporte Chief Executive Officer and Managing Director Azim H. Premji Non-Executive non-Independent director (designated as “Founder Chairman”) (1) (` in millions, except share and per share data, unless otherwise stated) Notes to the Standalone Financial Statements 208 Wipro Limited | Ambitions Realized 341113-001 27Jun22 13:03 Page 212

Standalone Financial Statement under Ind AS Name of the related parties Nature William Arthur Owens Independent Director M.K. Sharma Independent Director (2) Ireena Vittal Independent Director Dr. Patrick J. Ennis Independent Director Patrick Dupuis Independent Director Deepak M. Satwalekar Independent Director Tulsi Naidu Independent Director (3) Jatin Pravinchandra Dalal Chief Financial Officer M. Sanaulla Khan Company Secretary (1) Mr. Azim H. Premji is the ultimate controlling party. (2) Mr. M.K. Sharma retired as Independent Director with effect from close of business hours on June 30, 2021. (3) Ms. Tulsi Naidu was appointed as Independent Director with effect from July 1, 2021 for a term of five years Relatives of key management personnel: —Yasmeen A. Premji —Tariq A. Premji The Company has the following related party transactions for the year ended March 31, 2022 and 2021: Transactions / balances Subsidiaries/ Trusts Entities controlled by Promoters Key Management Personnel(1) 2022 2021 2022 2021 2022 2021 Sales of goods and services ` 74,696 ` 63,938 ` 182 ` 171 `—`— Purchase of services 42,064 25,452—1 — Assets purchased — 158 423 — Dividend paid—19 3,760 3,760 244 242 Dividend received 28,500 — —— Commission paid 1,853 1,489 — — Rent Paid 186 162 2 2 8 7 Rental Income 160 223 3 50 — Loans given to subsidiaries 180 32,630 — — Loans repaid by Subsidiaries 24,390 — —— Investment in redeemable preference shares 15,269 — —— Others 936 4,165 49 44 — Buyback of shares ——91,562 — Interest Income 370 133 — Corporate guarantee commission 265 165 — Key management personnel(2) Remuneration and short-term benefits `—`—`—`—` 823 ` 761 Other benefits — — 386 231 Balance as at the year end Receivables(3) ` 17,006 ` 11,690 ` 198 ` 229 `—`— Payables 8,120 5,945 — 295 334 (1) Includes relative of key management personnel. (2) Post-employment benefits comprising compensated absences is not disclosed, as this is determined for the Company as a whole. Other benefits include ` 368 and ` 219 for the year ended March 31, 2022 and 2021, respectively towards amortization of Restricted Stock Units (“RSUs”) granted to them which vest over a period of time. This also includes RSU’s that will vest based on performance parameters of the Company. (3) Includes the following balances being in the nature of loans given to subsidiaries of the Company including interest accrued, where applicable and inter- corporate deposits with subsidiary. ^ Value is less than ` 1. (` in millions, except share and per share data, unless otherwise stated) Notes to the Standalone Financial Statements Integrated Annual Report 2021-22 209 Statutory Reports and Financial Statements 341113-001 27Jun22 13:03 Page 213

Standalone Financial Statement under Ind AS Loan outstanding from subsidiaries: Name of the entity Balance As at March 31, Maximum amount due during the year 2022 2021 2022 2021 Wipro, LLC ` 18,945 ` 42,015 ` 42,551 ` 42,015 Eximius Design India Private Limited 185—185— The following are the significant related party transactions during the year ended March 31, 2022 and 2021: Year ended March 31, 2022 Year ended March 31, 2021 Sale of services Wipro, LLC ` 50,593 ` 45,355 Wipro Solutions Canada Limited 4,167 2,785 Wipro Arabia Co. Limited 2,474 1,715 Wipro Technologies Gmbh 2,306 1,933 Wipro Networks Pte Limited 2,022 1,703 Wipro Gallagher Solutions, LLC 1,632 1,474 Wipro Japan KK 1,437 1,132 Wipro Holdings (UK) Limited 1,100 1,078 HealthPlan Services, Inc. 1,074 657 Wipro IT Services Bangladesh Limited 890 587 Wipro Technologies SA DE CV 699 570 Wipro Technologies Australia Pty Ltd 691 736 Infocrossing, LLC 618 281 Wipro Appirio, Inc. 586 507 Wipro Technologies South Africa (Proprietary) Limited 493 501 PT. WT Indonesia 445 291 Wipro Doha LLC 399 389 Wipro Information Technology Netherlands BV. 333 425 Purchase of services Wipro Business Solutions GmbH (formerly known as Metro-nom GmbH) ` 5,717 `— Wipro Technologies Gmbh 5,643 3,729 Wipro Appirio, Inc. 4,616 3,779 Wipro, LLC 3,451 2,699 Wipro Philippines, Inc. 3,103 2,849 Wipro Technologies SA DE CV 2,851 2,260 Wipro Technologies SRL 2,572 2,255 Wipro Technology Solutions S.R.L (formerly known as Metro Systems Romania S.R.L) 1,789— Wipro IT Services Poland SP Z.O.O 1,768 1,829 Wipro do Brasil Technologia Ltda 1,448 1,198 Wipro Portugal S.A. 1,342 771 Wipro VLSI Design Services India Private Limited (Formerly known as Eximius Design India Private Limited) 1,223 25 Wipro Chengdu Limited 1,221 537 Wipro (Dalian) Limited 574 504 (` in millions, except share and per share data, unless otherwise stated) Notes to the Standalone Financial Statements 210 Wipro Limited | Ambitions Realized 341113-001 27Jun22 13:03 Page 214

Standalone Financial Statement under Ind AS Year ended March 31, 2022 Year ended March 31, 2021 Wipro Technologies Australia Pty Ltd 524 287 Wipro Appirio UK Limited 499 506 Designit Denmark A/S 449 211 Wipro Networks Pte Limited 446 319 Wipro Weare4C UK Limited 272 30 HealthPlan Services, Inc. 268 247 Wipro Designit Services, Inc. 255 64 Asset purchased/capitalised Wipro Enterprises (P) Limited ` 158 ` 419 Dividend paid Zash Traders ` 1,136 ` 1,136 Prazim Traders 1,120 1,120 Hasham Traders 929 929 Azim Premji Trust 559 559 Commission paid Wipro Technologies Gmbh ` 1,230 ` 790 Wipro Japan KK 602 678 Rent paid Wipro Holdings (UK) Limited ` 68 ` 57 Wipro, LLC 43 41 Wipro Technologies Australia Pty Ltd 32— Wipro Japan KK 24— Designit Oslo A/S 11— Buyback of shares Azim Premji Trust `—` 79,489 Hasham Traders—4,000 Prazim Traders—3,000 Zash Traders—3,000 Azim Premji Philanthropic Initiatives Pvt. Ltd—2,073 Azim H. Premji — Rental income Wipro, LLC ` 135 ` 182 Designit Denmark A/S 5 29 Wipro Enterprises (P) Limited 3 44 Remuneration paid to key management personnel Azim H. Premji* ` 10 ` 8 Rishad A. Premji 138 118 (` in millions, except share and per share data, unless otherwise stated) Notes to the Standalone Financial Statements Integrated Annual Report 2021-22 211 Statutory Reports and Financial Statements 341113-001 27Jun22 13:03 Page 215

Standalone Financial Statement under Ind AS Year ended March 31, 2022 Year ended March 31, 2021 Thierry Delaporte 798 644 Abidali Z. Neemuchwala—23 Jatin Pravinchandra Dalal 120 75 M. Sanaulla Khan 28 20 Corporate guarantee commission Wipro IT Services, LLC ` 114 `— Wipro, LLC 86 96 Wipro Solutions Canada Limited 44 43 Wipro Technologies GmbH 9 9 Wipro Technologies Australia Pty Ltd 7— Wipro Arabia Co. Limited—8 All related party transactions were entered at an arm’s length basis and in the ordinary course of business. There are no materially significant related party transactions made by the Company with Promoters, Directors or Key Managerial Personnel, which may have a potential conflict with the interests of the Company at large. 33. Analytical Ratios Ratio Measured In Numerator Denominator March 31, 2022 March 31, 2021 Variance Current ratio times Current assets Current liabilities 2.23 2.50 -10.8% Debt-equity ratio times Debt(1) Total equity 0.16 0.15 6.7% Debt service coverage ratio times Earnings available for debt service(2) Debt service(3) 1.46 1.17 24.8% Return on Equity % Profit for the period Average total equity 24.37% 21.94% 11.1% Inventory turnover ratio times Sale of products Average inventory 5.36 4.95 8.3% Trade receivable turnover ratio times Revenue from operations Average trade receivables 6.75 5.57 21.2% Trade payables turnover ratio(5) times Purchase of technical services, software licenses and other expenses Average trade payables 3.57 2.81 27.0% Net capital turnover ratio times Revenue from operations Average working capital 2.13 1.78 19.7% Net profit ratio % Profit for the period Revenue from operations 20.37% 20.00% 1.9% Return on capital employed % Earnings before interest and tax Capital employed(4) 25.01% 25.37% -1.4% Return on investment % Income generated from investments Time weighted average investments 5.19% 6.79% -23.6% (1) Debt consists of borrowings and lease liabilities. (2) Profit for the period adjusted for non-cash operating expenses, finance cost and other expenses like provision for diminution in value of investments in subsidiaries, gain on sale of fixed assets. (3) Debt Service consists of repayment of borrowings, lease liabilities and interest and finance costs paid. (4) Capital Employed consists of tangible net worth, borrowings, lease liabilities and deferred tax liabilities. (5) Improvement in the Trade Payables turnover ratio is due to better vendor payment cycle. (` in millions, except share and per share data, unless otherwise stated) Notes to the Standalone Financial Statements 212 Wipro Limited | Ambitions Realized 341113-001 27Jun22 13:03 Page 216

Standalone Financial Statement under Ind AS 34. Commitments and contingencies Capital commitments: As at March 31, 2022 and March 31, 2021 the Company had committed to spend approximately ` 10,502 and ` 6,949, respectively, under agreements to purchase/construct property and equipment. These amounts are net of capital advances paid in respect of these purchases. Contingent liabilities to the extent not provided for: As at March 31, 2022 As at March 31, 2021 Guarantees given by the banks on behalf of the Company ` 12,536 ` 13,032 Guarantees given by the Company on behalf of subsidiaries 59,677 9 Contingencies and lawsuits: The Company is subject to legal proceedings and claims resulting from tax assessment orders/penalty notices issued under the Income Tax Act, 1961, which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company. The Company’s assessments are completed for the years up to March 31, 2018. The Company has received demands on multiple tax issues. These claims are primarily arising out of denial of deduction under Section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru, the appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008 which either has been or may be contested by the Income tax authorities before the Supreme Court of India. Other claims relate to disallowance of tax benefits on profits earned from Software Technology Park and Special Economic Zone units, capitalisation of research and development expenses, transfer pricing adjustments on intercompany/interunit transactions and other issues. Income tax claims against the Company amounting to ` 92,388 and ` 80,032 are not acknowledged as debt as at March 31, 2022 and March 31, 2021, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations. The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounting to ` 12,092 and ` 11,413 as of March 31, 2022 and March 31, 2021, respectively. However, the resolution of these disputed demands is not likely to have a material and adverse effect on the results of operations or the financial position of the Company. The Hon’ble Supreme Court of India, through a ruling in February 2019, provided interpretation on the components of Salary on which the Company and its employees are to contribute towards Provident Fund under the Employee’s Provident Fund Act. Based on the current evaluation, the Company believes it is not probable that certain components of Salary paid by the Company will be subject to contribution towards Provident Fund due to the Supreme Court order. The Company will continue to monitor and evaluate its position based on future events and developments. 35. Corporate social responsibility a. Gross amount required to be spent by the Company is ` 1,832 and ` 1,656 for the year ended March 31, 2022 and March 31, 2021, respectively. b. Amount spent during the year on: For the year ended March 31, 2022 In Cash Yet to be paid in Cash Total (i) Construction/acquisition of any asset `—`—`— (ii) On purposes other than above (i) above* 2,184 32 2,216 Total amount spent during the year ` 2,184 ` 32 ` 2,216 (` in millions, except share and per share data, unless otherwise stated) Notes to the Standalone Financial Statements Integrated Annual Report 2021-22 213 Statutory Reports and Financial Statements 341113-001 27Jun22 13:03 Page 217

Standalone Financial Statement under Ind AS For the year ended March 31, 2021 In Cash Yet to be paid in Cash Total (i) Construction/acquisition of any asset `—`—`— (ii) On purposes other than above (i) above* 2,435 77 2,512 Total amount spent during the year ` 2,435 ` 77 ` 2,512 *Includes contribution of ` 166 and ` 582, to Wipro Foundation a trust controlled by the Company for the year ended March 31, 2022 and 2021, respectively. There is no shortfall out of the amount required to be spent by the Company during the year ended March 31, 2022 and 2021. The nature of corporate social responsibility activities undertaken by the Company for the year ended March 31, 2022 and 2021 includes education, sustainability initiatives, rural development, protection of national heritage, art and culture, healthcare and COVID-19 infrastructure. 36. Segment information The Company publishes these standalone financial statements along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the consolidated financial statements. 37. The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the Company towards Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020 on November 13, 2020, and has invited suggestions from stake holders which are under active consideration by the Ministry. Based on an initial assessment by the Company and its Indian subsidiaries, the additional impact on Provident Fund contributions by the Company and its Indian subsidiaries is not expected to be material, whereas, the likely additional impact on Gratuity liability / contributions by the Company and its Indian subsidiaries could be material. The Company and its Indian subsidiaries will complete their evaluation once the subject rules are notified and will give appropriate impact in the standalone financial statements in the period in which, the Code becomes effective and the related rules to determine the financial impact are published. 38. In April 2021, the Company completed the acquisition of Capco Technologies Private Limited for an upfront cash consideration of ` 2,713. 39. In June 2021, the Company acquired 100% shareholding in Wipro Philippines, Inc. from a wholly owned subsidiary, for an upfront cash consideration of ` 47,299. 40. Events after the reporting period On May 20, 2022, as part of acquisition of Rizing Intermediate Holdings, Inc and its subsidiaries by a wholly owned stepdown subsidiary, the Company acquired 100% equity interest in Attune Consulting India Private Limited for an upfront cash consideration of ` 121. As per our report of even date attached. for Deloitte Haskins & Sells LLP For and on behalf of the Board of Directors Chartered Accountants Firm’s Registration No.: 117366W/W – 100018 Vikas Bagaria Rishad A. Premji Deepak M. Satwalekar Thierry Delaporte Partner Chairman Director Chief Executive Officer & Membership No.: 60408 Managing Director Jatin Pravinchandra Dalal M. Sanaulla Khan Chief Financial Officer Company Secretary Bengaluru June 8, 2022 (` in millions, except share and per share data, unless otherwise stated) Notes to the Standalone Financial Statements 214 Wipro Limited | Ambitions Realized 341113-001 27Jun22 13:03 Page 218

Consolidated financial statements under Ind AS Independent Auditor’s Report To The Members of Wipro Limited Report on the Audit of the Consolidated Financial Statements Opinion We have audited the accompanying consolidated financial statements of Wipro Limited (“the Company”) and its subsidiaries, (the Company and its subsidiaries together referred to as “the Group”), which comprise the Consolidated Balance Sheet as at March 31, 2022, and the Consolidated Statement of Profit and Loss (including Other Comprehensive Income), the Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows for the year then ended, and a summary of significant accounting policies and other explanatory information (herein after referred to as “the Consolidated Financial Statements”). In our opinion and to the best of our information and according to the explanations given to us, the aforesaid Consolidated Financial Statements give the information required by the Companies Act, 2013 (“the Act”) in the manner so required and give a true and fair view in conformity with the Indian Accounting Standards prescribed under section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended (‘Ind AS’), and other accounting principles generally accepted in India, of the consolidated state of affairs of the Group as at March 31, 2022, and it’s consolidated profit, consolidated total comprehensive income, consolidated changes in equity and consolidated cash flows for the year ended on that date. Basis for Opinion We conducted our audit of the Consolidated Financial Statements in accordance with the Standards on Auditing specified under section 143 (10) of the Act (“SA”s). Our responsibilities under those Standards are further described in the Auditor’s Responsibility for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Consolidated Financial Statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the Consolidated Financial Statements. Key Audit Matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the Consolidated Financial Statements of the current period. These matters were addressed in the context of our audit of the Consolidated Financial Statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report. Revenue from fixed price contracts using the percentage of completion method— Refer Notes 2 (iii)(a), 3(xiv)B and 22 to the financial statements. Key Audit Matter Description Revenue from fixed-price contracts, including software development, and integration contracts, where the performance obligations are satisfied over time, is recognized using the percentage-of-completion method. Use of the percentage-of-completion method requires the Company to determine the project costs incurred to date as a percentage of total estimated project costs at completion. The estimation of total project costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. In addition, provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the total estimated project costs. We identified the revenue recognition for fixed price contracts where the percentage-of-completion method is used as a key audit matter because of the significant judgement involved in estimating the efforts to complete such contracts. This estimate has a high inherent uncertainty and requires consideration of progress of the contract, efforts incurred todate and estimates of efforts required to complete the remaining performance obligations. This required a high degree of auditor judgment in evaluating the audit evidence supporting estimated efforts to complete and a higher extent of audit effort to evaluate the reasonableness of the total estimated efforts used to recognise revenue from fixedprice contracts. How the Key Audit Matter was Addressed in the Audit Our audit procedures related to estimates of efforts to complete for fixed-price contracts accounted using the percentage-ofcompletion method included the following, among others: • We tested the effectiveness of controls relating to (1) recording of efforts incurred and estimation of efforts required to complete the remaining performance obligations, and (2) access and application controls pertaining to time recording and allocation systems, which prevents unauthorised changes to recording of efforts incurred. • We evaluated management’s ability to reasonably estimate the progress towards satisfying the performance obligation by comparing actual information to estimates for performance obligations that have been fulfilled. • We selected a sample of fixed price contracts with customers accounted using percentage-of-completion method and performed the following: Integrated Annual Report 2021-22 215 Statutory Reports and Financial Statements 341113-001 27Jun22 13:03 Page 219

Consolidated fifinancial statements under Ind AS Independent Auditor’s Report • Read the contract and based on the terms and conditions evaluated whether recognizing revenue over time using percentage of completion method was appropriate, and the contract was included in management’s calculation of revenue over time. • Evaluated the appropriateness of and consistency in the application of management’s policies and methodologies to estimate progress towards satisfying the performance obligation. • Compared efforts incurred to date with Company’s estimate of efforts incurred to date to identify significant variations and evaluate whether those variations have been considered appropriately in estimating the remaining efforts to complete the contract. • Tested the estimate for consistency with the status of delivery of milestones and customer acceptances to identify possible delays in achieving milestones, which require changes in estimated efforts to complete the remaining performance obligations. • Evaluated other information that supported the estimates of the progress towards satisfying the performance obligation. Information Other than the Financial Statements and Auditor’s Report Thereon • The Company’s Board of Directors is responsible for the preparation of the other information. The other information comprises the information included in the Management Discussion and Analysis, Board’s report including Annexures to Board’s report, Business Responsibility and Sustainability Report and Corporate Governance Report, but does not include the Consolidated Financial Statements, Standalone Financial Statements and our auditor’s report thereon. • Our opinion on the Consolidated Financial Statements does not cover the other information and we do not express any form of assurance conclusion thereon. • In connection with our audit of the Consolidated Financial Statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the Consolidated Financial Statements, or our knowledge obtained during the course of our audit or otherwise appears to be materially misstated. • If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. Management’s Responsibility for the Consolidated Financial Statements The Company’s Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to the preparation and presentation of these Consolidated Financial Statements that give a true and fair view of the consolidated financial position, consolidated financial performance including other comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with the Ind AS and other accounting principles generally accepted in India. The respective Board of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Consolidated Financial Statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the Consolidated Financial Statements by the Directors of the Company, as aforesaid. In preparing the Consolidated Financial Statements, the respective Board of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Board of Directors either intends to liquidate their respective entities or cease operations, or have no realistic alternative but to do so. The respective Board of Directors of the companies included in the Group are also responsible for overseeing the financial reporting process of the Group. Auditor’s Responsibility for the Audit of the Consolidated Financial Statements Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Statements. As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the Consolidated Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is 216 Wipro Limited | Ambitions Realized 341113-001 27Jun22 13:03 Page 220

Consolidated fifinancial statements under Ind AS higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal financial control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company and its subsidiary companies which are companies incorporated in India, has adequate internal financial controls system in place and the operating effectiveness of such controls. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management. • Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Consolidated Financial Statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern. • Evaluate the overall presentation, structure and content of the Consolidated Financial Statements, including the disclosures, and whether the Consolidated Financial Statements represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities and business activities within the Group to express an opinion on the Consolidated Financial Statements. Materiality is the magnitude of misstatements in the Consolidated Financial Statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Consolidated Financial Statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Consolidated Financial Statements. We communicate with those charged with governance of the Company and such other entities included in the Consolidated Financial Statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the Consolidated Financial Statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. Report on Other Legal and Regulatory Requirements 1. As required by Section 143(3) of the Act, based on our audit we report that: a) We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid Consolidated Financial Statements. b) In our opinion, proper books of account as required by law relating to preparation of the aforesaid Consolidated Financial Statements have been kept so far as it appears from our examination of those books. c) The Consolidated Balance Sheet, the Consolidated Statement of Profit and Loss (including Other Comprehensive Income), the Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows dealt with by this Report are in agreement with the relevant books of account maintained for the purpose of preparation of the Consolidated Financial Statements. d) In our opinion, the aforesaid Consolidated Financial Statements comply with the Ind AS specified under Section 133 of the Act. e) On the basis of the written representations received from the directors of the Company as on March 31, 2022 taken on record by the Board of Directors of the Company and its subsidiaries incorporated in India, and the reports of the statutory auditors of its subsidiary companies incorporated in India, none of the directors of the Group companies incorporated in India is disqualified as on March 31, 2022 from being appointed as a director in terms of Section 164(2) of the Act. f) With respect to the adequacy of the internal financial controls over financial reporting and the operating effectiveness of such controls, refer to our separate Report in “Annexure A” which is based on the auditors’ reports of the company and its subsidiary companies incorporated in India. Our report expresses an unmodified opinion on the adequacy and operating effectiveness of internal financial controls over financial reporting of those companies. Integrated Annual Report 2021-22 217 Statutory Reports and Financial Statements 341113-001 27Jun22 13:03 Page 221

Consolidated financial statements under Ind AS Independent Auditor’s Report g) With respect to the other matters to be included in the Auditor’s Report in accordance with the requirements of section 197(16) of the Act, as amended, in our opinion and to the best of our information and according to the explanations given to us, the remuneration paid by the Company to its directors during the year is in accordance with the provisions of section 197 of the Act. h) With respect to the other matters to be included in the Auditor’s Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended in our opinion and to the best of our information and according to the explanations given to us: i) The Consolidated Financial Statements disclose the impact of pending litigations on the consolidated financial position of the Group; ii) Provision has been made in the Consolidated Financial Statements, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts; iii) There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company and its subsidiary companies incorporated in India. iv) (a) The respective Managements of the Company and its subsidiaries, which are companies incorporated in India, whose financial statements have been audited under the Act, have represented to us and to the other auditors of such subsidiaries that, to the best of their knowledge and belief, no funds (which are material either individually and in aggregate) have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Company or any of such subsidiaries, to or in any other person or entity, including foreign entity (“Intermediaries”), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Company or any of such subsidiaries, (“Ultimate Beneficiaries”) or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries. (b) The respective Managements of the Company and its subsidiaries, which are companies incorporated in India, whose financial statements have been audited under the Act, have represented to us and to the other auditors of such subsidiaries, that, to the best of their knowledge and belief, no funds (Which are material either individually or in aggregate) have been received by the Company or any of such subsidiaries, from any person or entity, including foreign entities (“Funding Parties”), with the understanding, whether recorded in writing or otherwise, that the Company or any of such subsidiaries, shall, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party (“Ultimate Beneficiaries”) or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries. (c) Based on the audit procedures performed that have been considered reasonable and appropriate in the circumstances performed by us on the Company and that performed by the auditors of the subsidiaries, which are companies incorporated in India whose financial statements have been audited under the Act, nothing has come to our or other auditor’s notice that has caused us or the other auditors to believe that the representations under subclause (i) and (ii) of Rule 11(e), as provided under (a) and (b) above, contain any material misstatement. v) The interim dividend declared and paid by the company, during the year and until the date of this report is in accordance with section 123 of the Companies Act, 2013. 2. With respect to the matters specified in clause (xxi) of paragraph 3 and paragraph 4 of the Companies (Auditor’s Report) Order, 2020 (“CARO”/ “the Order”) issued by the Central Government in terms of Section 143(11) of the Act, according to the information and explanations given to us, and based on the CARO reports issued by us and the auditors of respective companies included in the consolidated financial statements to which reporting under CARO is applicable, as provided to us by the Management of the Company, we report that there are no qualifications or adverse remarks by the respective auditors in the CARO reports of the said companies included in the consolidated financial statements. For DELOITTE HASKINS & SELLS LLP Chartered Accountants Firm Registration Number: 117366W/W-100018 Vikas Bagaria Partner Membership Number: 60408 Bengaluru June 8, 2022 218 Wipro Limited | Ambitions Realized 341113-001 27Jun22 13:03 Page 222

Consolidated financial statements under Ind AS ANNEXURE “A” TO THE INDEPENDENT AUDITOR’S REPORT (Referred to in paragraph 1(f) under ‘Report on Other Legal and Regulatory Requirements’ section of our report to the Members of Wipro Limited of even date) Report on the Internal Financial Controls Over Financial Reporting under Clause (i) of Sub-section 3 of Section 143 of the Companies Act, 2013 (“the Act”) In conjunction with our audit of the Consolidated Financial Statements of the Company as of and for the year ended March 31, 2022, we have audited the internal financial controls over financial reporting of Wipro Limited (hereinafter referred to as “the Company”) and its subsidiary companies, which are companies incorporated in India, as of that date. Management’s Responsibility for Internal Financial Controls The respective Board of Directors of the company, and its subsidiary companies, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the respective Companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (“the ICAI”). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act. Auditor’s Responsibility Our responsibility is to express an opinion on the internal financial controls over financial reporting of the Company, and its subsidiary companies, which are companies incorporated in India, based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the “Guidance Note”) issued by the ICAI and the Standards on Auditing, prescribed under Section 143(10) of the Act, to the extent applicable to an audit of internal financial controls. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting was established and maintained and if such controls operated effectively in all material respects. Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system over financial reporting and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. We believe that the audit evidence we have obtained, is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls system over financial reporting of the Company, and its subsidiary companies which are companies incorporated in India. Meaning of Internal Financial Controls over Financial Reporting A company’s internal financial control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal financial control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Inherent Limitations of Internal Financial Controls over Financial Reporting Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting to future periods are subject to the risk that the internal financial control over financial reporting may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Integrated Annual Report 2021-22 219 Statutory Reports and Financial Statements 341113-001 27Jun22 13:03 Page 223

Consolidated financial statements under Ind AS Opinion In our opinion to the best of our information and according to the explanations given to us, the Company, and its subsidiary companies, which are companies incorporated in India, have, in all material respects, an adequate internal financial controls system over financial reporting and such internal financial controls over financial reporting were operating effectively as at March 31, 2022, based on, the criteria for internal control over financial reporting established by the respective companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the ICAI. For DELOITTE HASKINS & SELLS LLP Chartered Accountants Firm Registration Number: 117366W/W-100018 Vikas Bagaria Partner Membership Number: 60408 Bengaluru June 8, 2022 Independent Auditor’s Report 220 Wipro Limited | Ambitions Realized 341113-001 27Jun22 13:03 Page 224

(` in millions, except share and per share data, unless otherwise stated) Consolidated financial statements under Ind AS Integrated Annual Report 2021-22 221 Statutory Reports and Financial Statements Notes As at March 31, 2022 As at March 31, 2021 ASSETS Non-current assets Property, plant and equipment 4 74,610 65,751 Right-of-Use Assets 5 18,870 16,420 Capital work-in-progress 6 16,015 18,532 Goodwill 7 242,861 135,147 Other Intangible assets 7 43,555 13,085 Investments accounted for using the equity method 9 774 1,464 Financial assets Investments 9 19,109 10,576 Derivative assets 10 6 16 Trade receivables 11 4,765 4,358 Other financial assets 12 6,084 6,088 Deferred tax assets (net) 29 2,298 1,664 Non-current tax assets (net) 10,256 14,323 Other non-current assets 13 15,099 16,712 Total non-current assets 454,302 304,136 Current assets Inventories 14 1,334 1,064 Financial assets Investments 9 241,655 175,707 Derivative assets 10 3,032 4,064 Trade receivables 11 115,219 94,298 Unbilled receivables 60,809 27,124 Cash and cash equivalents 15 103,836 169,793 Other financial assets 12 42,914 7,245 Current tax assets (net) 2,373 2,461 Contract assets 20,647 16,507 Other current assets 13 28,933 24,923 Total current assets 620,752 523,186 TOTAL ASSETS 1,075,054 827,322 EQUITY AND LIABILITIES EQUITY Equity share capital 16 10,964 10,958 Other equity 643,066 538,052 Equity attributable to the equity holders of the Company 654,030 549,010 Non-controlling interests 515 1,498 TOTAL EQUITY 654,545 550,508 Consolidated Balance Sheet 341113-001 27Jun22 13:03 Page 225

Consolidated financial statements under Ind AS (` in millions, except share and per share data, unless otherwise stated) 222 Wipro Limited | Ambitions Realized Consolidated Balance Sheet Notes As at March 31, 2022 As at March 31, 2021 LIABILITIES Non-current liabilities Financial liabilities Borrowings 17 56,463 7,458 Lease liabilities 5,17 15,177 13,513 Derivative liabilities 10 48— Other financial liabilities 18 2,961 2,291 Provisions 19 2,721 3,057 Deferred tax liabilities (net) 29 12,141 4,606 Non-current tax liabilities (net) 17,818 11,069 Other non-current liabilities 20 4,851 4,780 Total non-current liabilities 112,180 46,774 Current liabilities Financial liabilities Borrowings 17 95,233 75,874 Lease liabilities 5,17 9,056 7,669 Derivative liabilities 10 585 1,070 Trade payables 21 62,522 51,816 Other financial liabilities 18 69,622 26,166 Contract liabilities 27,915 22,535 Other current liabilities 20 12,084 9,750 Provisions 19 18,081 17,836 Current tax liabilities (net) 13,231 17,324 Total current liabilities 308,329 230,040 TOTAL LIABILITIES 420,509 276,814 TOTAL EQUITY AND LIABILITIES 1,075,054 827,322 The accompanying notes form an integral part of these consolidated financial statements As per our report of even date attached. for Deloitte Haskins & Sells LLP For and on behalf of the Board of Directors Chartered Accountants Firm’s Registration No.: 117366W/W – 100018 Vikas Bagaria Rishad A. Premji Deepak M. Satwalekar Thierry Delaporte Partner Chairman Director Chief Executive Officer & Membership No.: 60408 Managing Director Jatin Pravinchandra Dalal M. Sanaulla Khan Chief Financial Officer Company Secretary Bengaluru June 8, 2022 341113-001 27Jun22 13:03 Page 226

(` in millions, except share and per share data, unless otherwise stated) Consolidated financial statements under Ind AS Integrated Annual Report 2021-22 223 Statutory Reports and Financial Statements Notes Year ended March 31, 2022 Year ended March 31, 2021 INCOME Revenue from operations 22 790,934 619,430 Other operating income/(loss), net 23 2,186 (81) Other income 24 20,612 23,907 Total Income 813,732 643,256 EXPENSES Purchases of stock-in-trade 6,735 6,957 Changes in inventories of finished goods and stock-in-trade 25 (369) 315 Employee benefits expense 26 450,075 332,371 Finance costs 27 5,325 5,088 Depreciation, amortisation and impairment expense 30,778 27,634 Sub-contracting and technical fees 108,589 83,609 Facility expenses 25,269 20,255 Travel 7,320 5,258 Communication 5,760 6,069 Legal and Professional charges 7,561 5,561 Marketing and brand building 2,010 1,011 Lifetime expected credit loss/(write-back) (797) 1,506 Other expenses 28 14,125 8,723 Total expenses 662,381 504,357 Share of net profit /(loss) of associates accounted for using the equity method 57 130 Profit before tax 151,408 139,029 Tax expense Current tax 29 32,415 26,065 Deferred tax 29 (3,441) 4,284 Total tax expense 28,974 30,349 Profit for the year 122,434 108,680 Other Comprehensive Income (OCI) Items that will not be reclassified subsequently to profit or loss: Remeasurements of the defined benefit plans, net 26 402 334 Net change in fair value of investment in equity instruments measured at fair value through OCI 9,678 1,214 Income tax relating to items that will not be reclassified to profit or loss 29 (972) (109) Items that will be reclassified to profit or loss: Foreign currency translation differences relating to foreign operations 3,974 (518) Reclassification of foreign currency translation differences on sale of investment in associates and liquidation of subsidiaries to statement of profit and loss (158)— Consolidated Statement of Profit and Loss 341113-001 27Jun22 13:03 Page 227

(` in millions, except share and per share data, unless otherwise stated) Consolidated financial statements under Ind AS 224 Wipro Limited | Ambitions Realized Notes Year ended March 31, 2022 Year ended March 31, 2021 Net change in time value of option contracts designated as cash flow hedges 183 66 Net change in intrinsic value of option contracts designated as cash flow hedges (120) 1,193 Net change in fair value of forward contracts designated as cash flow hedges (303) 3,799 Net change in fair value of investment in debt instruments measured at fair value through OCI (1,944) 2,079 Income tax relating to items that will be reclassified to profit or loss 29 712 (1,241) Total other comprehensive income/(loss) for the year, net of taxes 11,452 6,817 Total comprehensive income for the year 133,886 115,497 Profit for the year attributable to: Equity holders of the Company 122,296 107,964 Non-controlling interests 138 716 122,434 108,680 Total comprehensive income for the year attributable to: Equity holders of the Company 133,699 114,834 Non-controlling interests 187 663 133,886 115,497 Earnings per equity share: (Equity shares of par value ` 2 each) 31 Basic 22.37 19.11 Diluted 22.31 19.07 Weighted average number of equity shares used in computing earnings per equity share Basic 5,466,705,840 5,649,265,885 Diluted 5,482,083,438 5,661,657,822 Consolidated Statement of Profit and Loss The accompanying notes form an integral part of these consolidated financial statements As per our report of even date attached. for Deloitte Haskins & Sells LLP For and on behalf of the Board of Directors Chartered Accountants Firm’s Registration No.: 117366W/W – 100018 Vikas Bagaria Rishad A. Premji Deepak M. Satwalekar Thierry Delaporte Partner Chairman Director Chief Executive Officer & Membership No.: 60408 Managing Director Jatin Pravinchandra Dalal M. Sanaulla Khan Chief Financial Officer Company Secretary Bengaluru June 8, 2022 341113-001 27Jun22 13:03 Page 228

Integrated Annual Report 2021-22 225 Statutory Reports and Financial Statements Consolidated fifinancial statements under Ind AS A. Equity share capital Balance as at April 1, 2021 Changes in equity share capital due to prior period errors Restated balance as at April 1, 2021 Change in equity share capital during the current year Balance as at March 31, 2022 10,958—10,958 6 10,964 Balance as at April 1, 2020 Changes in equity share capital due to prior period errors Restated balance as at April 1, 2020 Change in equity share capital during the previous year Balance as at March 31, 2021 11,427—11,427 (469) 10,958 B. Other equity Particulars Reserves and Surplus Other components of equity Total attributable to equity holders of the Company Noncontrolling interests Total Share application money pending allotment Securities premium Capital reserve Capital redemption reserve Retained earnings Share options outstanding Account Special Economic Zone reinvestment reserve Foreign currency translation reserve(2) Cash flow hedging reserve Remeasurements of the defined benefit plans Investment in debt instruments measured at fair value through OCI Investment in equity instruments measured at fair value through OCI Balance as at April 1, 2021 ^ 785 1,139 1,135 462,803 3,071 41,154 21,516 1,730 (897) 4,237 1,379 538,052 1,498 539,550 Profit for the year — — 122,296 — — ——122,296 138 122,434 Other comprehensive income — — ——3,767 (253) 399 (1,219) 8,709 11,403 49 11,452 Total comprehensive income/ (loss) for the year — — 122,296 — 3,767 (253) 399 (1,219) 8,709 133,699 187 133,886 Issue of equity shares on exercise of options —852 ——(852) — — — —— Issue of shares by controlled trust on exercise of options(1) — — 1,071 (1,071) — — — —— Compensation cost related to employee share-based payment — — 9 4,110 — — — 4,119—4,119 Transferred to Special Economic Zone re-investment reserve — — (5,907)—5,907 — — — — Dividend (3) — — (32,804) — — ——(32,804) (1,135) (33,939) Others — — — — — ——(35) (35) Other transactions for the year—852 — (37,631) 2,187 5,907 — ——(28,685) (1,170) (29,855) Balance as at March 31, 2022 ^ 1,637 1,139 1,135 547,468 5,258 47,061 25,283 1,477 (498) 3,018 10,088 643,066 515 643,581 (1) Includes 14,689,729 treasury shares held as at March 31, 2022 by a controlled trust. 4,711,486 shares have been transferred by the controlled trust to eligible employees on exercise of options during the year ended March 31, 2022. (2) Refer to Note 30 (3) Refer to Note 33 ^ Value is less than ` 1 Consolidated Statement of Changes in Equity (` in millions, except share and per share data, unless otherwise stated) 341113-001 27Jun22 13:03 Page 229

Consolidated financial statements under Ind AS 226 Wipro Limited | Ambitions Realized (` in millions, except share and per share data, unless otherwise stated) Consolidated Statement of Changes in Equity Particulars Reserves and Surplus Other components of equity Total attributable to equity holders of the Company Noncontrolling interest Total Share application money pending allotment Securities premium Capital reserve Capital redemption reserve Retained earnings Share options outstanding Account Special Economic Zone reinvestment reserve Foreign currency translation reserve(2) Cash flow hedging reserve Remeasurements of the defined benefit plans Investment in debt instruments measured at fair value through OCI Investment in equity instruments measured at fair value through OCI Balance as at April 1, 2020 ^ 1,346 1,139 660 472,196 1,550 43,804 21,981 (2,315) (1,120) 2,386 163 541,790 1,875 543,665 Profit for the year — — 107,964 — — ——107,964 716 108,680 Other comprehensive income — — ——(465) 4,045 223 1,851 1,216 6,870 (53) 6,817 Total comprehensive income/(loss) for the year — — 107,964 — (465) 4,045 223 1,851 1,216 114,834 663 115,497 Issue of equity shares on exercise of options—866 ——(866) — — — —— Buyback of equity shares, including tax thereon(3)—(1,427)—475 (115,018) — — ——(115,970)—(115,970) Transaction cost related to buyback of equity shares — — (199) — — ——(199)—(199) Issue of shares by controlled trust on exercise of options(1) — — 662 (662) — — — —— Effect of modification of ADS RSUs from cash settled to equity settled (4) — ——739 — — — 739—739 Compensation cost related to employee share-based payment — — 7 2,310 — — — 2,317—2,317 Transferred from Special Economic Zone reinvestment reserve — — 2,650—(2,650) — — — — Dividend (3) — — (5,459) — — ——(5,459) (960) (6,419) Others — — — — — ——(80) (80) Other transactions for the year—(561)—475 (117,357) 1,521 (2,650) — ——(118,572) (1,040) (119,612) Balance as at March 31, 2021 ^ 785 1,139 1,135 462,803 3,071 41,154 21,516 1,730 (897) 4,237 1,379 538,052 1,498 539,550 1) Includes 19,401,215 treasury shares held as at March 31, 2021 by a controlled trust. 3,344,866 shares have been transferred by the controlled trust to eligible employees on exercise of options during the year ended March 31, 2021. (2) Refer to Note 30 (3) Refer to Note 33 (4) Refer to Note 32 ^ Value is less than ` 1 The accompanying notes form an integral part of these consolidated financial statements As per our Report of even date attached. for Deloitte Haskins & Sells LLP For and on behalf of the Board of Directors Chartered Accountants Firm’s Registration No.: 117366W/W – 100018 Vikas Bagaria Rishad A. Premji Deepak M. Satwalekar Thierry Delaporte Partner Chairman Director Chief Executive Officer Membership No.: 60408 & Managing Director Jatin Pravinchandra Dalal M. Sanaulla Khan Chief Financial Officer Company Secretary Bengaluru June 8, 2022 341113-001 27Jun22 13:03 Page 230

(` in millions, except share and per share data, unless otherwise stated) Consolidated financial statements under Ind AS Integrated Annual Report 2021-22 227 Statutory Reports and Financial Statements Consolidated Statement of Cash Flows For the year ended March 31, 2022 For the year ended March 31, 2021 Cash flows from operating activities: Profit for the year 122,434 108,680 Adjustments to reconcile profit for the year to net cash generated from operating activities Gain on sale of property, plant and equipment, net (313) (516) Depreciation, amortisation and impairment expense 30,778 27,634 Unrealised exchange (gain)/loss, net and exchange gain on borrowings (1,021) (2,251) Share-based compensation expense 4,110 2,310 Share of net profit of associates accounted for using equity method (57) (130) Income tax expense 28,974 30,349 Finance and other income, net of finance costs (9,447) (16,614) (Gain)/loss from sale of business and investment accounted for using the equity method (2,186) 81 Gain on derecognition of contingent consideration payable (301)— Changes in operating assets and liabilities, net of effects from acquisitions Trade receivables (11,833) 12,848 Unbilled receivables and contract assets (31,396) (1,062) Inventories (256) 803 Other assets (6,530) 931 Trade payables, other liabilities and provisions 9,695 5,698 Contract liabilities 3,832 3,704 Cash generated from operating activities before taxes 136,483 172,465 Income taxes paid, net (25,686) (24,915) Net cash generated from operating activities 110,797 147,550 Cash flows from investing activities Payment for purchase of property, plant and equipment (20,153) (19,577) Proceeds from disposal of property, plant and equipment 736 753 Payment for purchase of investments (1,015,486) (1,172,251) Proceeds from sale of investments 953,735 1,189,059 Payment into restricted interim dividend account (27,410)— Payment for business acquisitions including deposits and escrow, net of cash acquired (129,846) (9,873) Proceeds from sale of investment accounted for using the equity method 1,652— Interest received 12,275 19,624 Dividend received 2 4 Net cash generated from/(used in) investing activities (224,495) 7,739 341113-001 27Jun22 13:03 Page 231

(` in millions, except share and per share data, unless otherwise stated) Consolidated financial statements under Ind AS 228 Wipro Limited | Ambitions Realized For the year ended March 31, 2022 For the year ended March 31, 2021 Cash flows from financing activities Proceeds from issuance of equity shares and shares pending allotment 6 6 Repayment of borrowings (191,810) (97,206) Proceeds from borrowings 260,120 103,418 Payment of lease liabilities (9,730) (8,660) Payment for buyback of equity shares, including transaction cost—(95,199) Payment of tax on buyback of equity shares—(21,445) Payment for deferred contingent consideration (309)— Interest and finance costs paid (5,089) (3,335) Payment of dividend (5,467) (5,459) Payment of dividend to Non-controlling interests holders (1,135) (960) Net cash generated from/(used in) financing activities 46,586 (128,840) Net increase in cash and cash equivalents during the year (67,112) 26,449 Effect of exchange rate changes on cash and cash equivalents 1,282 (890) Cash and cash equivalents at the beginning of the year 169,663 144,104 Cash and cash equivalents at the end of the year (Note 15) 103,833 169,663 Refer to Note 17 for supplementary information on consolidated statement of cash flows The accompanying notes form an integral part of these consolidated financial statements As per our report of even date attached. for Deloitte Haskins & Sells LLP For and on behalf of the Board of Directors Chartered Accountants Firm’s Registration No.: 117366W/W – 100018 Vikas Bagaria Rishad A. Premji Deepak M. Satwalekar Thierry Delaporte Partner Chairman Director Chief Executive Officer & Membership No.: 60408 Managing Director Jatin Pravinchandra Dalal M. Sanaulla Khan Chief Financial Officer Company Secretary Bengaluru June 8, 2022 Consolidated Statement of Cash Flows 341113-001 27Jun22 13:03 Page 232

1. The Company Overview Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and controlled trusts (collectively, “we”, “us”, “our”, “the Company” or the “Group”) is a global information technology (“IT”), consulting and business process services (“BPS”) company. Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 035, Karnataka, India. The Company has its primary listing with BSE Ltd. and National Stock Exchange of India Ltd. The Company’s American Depository Shares (“ADS”) representing equity shares are also listed on the New York Stock Exchange. The Company’s Board of Directors authorised these consolidated financial statements for issue on June 8, 2022. 2. Basis of Preparation of Consolidated Financial Statements (i) Statement of compliance and basis of preparation The consolidated financial statements have been prepared in compliance with Indian Accounting Standards (“Ind AS”), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”). The Ind AS are prescribed under Section 133 of the Companies Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and amendments issued thereafter. The consolidated financial statements correspond to the classification provisions contained in Ind AS 1, “Presentation of Financial Statements”. For clarity, various items are aggregated in the consolidated statement of profit and loss and consolidated balance sheet. These items are disaggregated separately in the notes to the consolidated financial statements, where applicable. The accounting policies have been consistently applied to all periods presented in these financial statements, except for the adoption of new accounting standards, amendments and interpretations effective from April 1, 2021. All amounts included in the consolidated financial statements are reported in millions of Indian rupees (` in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures. Previous year figures have been regrouped/ rearranged, wherever necessary. (ii) Basis of measurement The consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant Ind AS: a. Derivative financial instruments; b. Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss; c. The defined benefit liability/(asset) is recognised as the present value of defined benefit obligation less fair value of plan assets; and d. Contingent consideration. (iii) Use of estimates and judgment The preparation of these consolidated financial statements in conformity with Ind AS requires the management to make judgments, accounting estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Accounting estimates are monetary amounts in the consolidated financial statements that are subject to measurement uncertainty. An accounting policy may require items in consolidated financial statements to be measured at monetary amounts that cannot be observed directly and must instead be estimated. In such a case, management develops an accounting estimate to achieve the objective set out by the accounting policy. Developing accounting estimates involves the use of judgements or assumptions based on the latest available and reliable information. Actual results may differ from those accounting estimates. Accounting estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates are recognised in the period in which the estimates are changed and in any future periods affected. In particular, information about material areas of estimation, uncertainty and critical judgments in applying accounting policies that have the material effect on the amounts recognised in the consolidated financial statements are included in the following notes: a) Revenue recognition: The Company applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and is distinct in the context of the contract, if not, the promised product or service is combined and accounted as a single performance obligation. The Company allocates the arrangement consideration to separately identifiable performance obligation deliverables based on their relative standalone selling price. In cases where the Company is unable to determine the standalone selling price the Company uses expected cost-plus margin approach in estimating the standalone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably (` in millions, except share and per share data, unless otherwise stated) Consolidated financial statements under Ind AS Notes to the Consolidated Financial Statements Integrated Annual Report 2021-22 229 Statutory Reports and Financial Statements 341113-001 27Jun22 13:03 Page 233

dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, revenue recognised, profit and timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer. b) Impairment testing: Goodwill and intangible assets with indefinite useful life recognised on business combination are tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of an asset or a cash generating unit to which an asset pertains, is less than the carrying value. The Company assesses acquired intangible assets with finite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of an asset or a cash generating unit is higher of value-inuse and fair value less cost of disposal. The calculation of value-in-use of an asset or a cash generating unit involves use of significant estimates and assumptions which include turnover, growth rates and net margins used to calculate projected future cash flows, riskadjusted discount rate, future economic and market conditions. c) Income taxes: The major tax jurisdictions for the Company are India and the United States of America. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods. Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry forwards become deductible. The Company considers expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of deferred tax assets considered realisable, however, could reduce in the near term if estimates of future taxable income during the carry forward period are reduced. d) Business combinations: In accounting for business combinations, judgment is required to assess whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired (including useful life estimates), liabilities assumed, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations. e) Defined benefit plans and compensated absences: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. f) Expected credit losses on financial assets: The impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the expected credit loss calculation based on the Company’s history of collections, customer’s creditworthiness, existing market conditions as well as forward looking estimates at the end of each reporting period. g) Useful lives of property, plant and equipment: The Company depreciates property, plant and equipment on a straight-line basis over estimated useful lives of the assets. The charge in respect of periodic depreciation is derived based on an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. The estimated useful life is reviewed at least annually. h) Useful lives of intangible assets: The Company amortises intangible assets on a straight-line basis over estimated useful lives of the assets. The useful life is estimated based on a number of factors including the effects of obsolescence, demand, competition and other economic factors such as the stability of the (` in millions, except share and per share data, unless otherwise stated) Notes to the Consolidated Financial Statements Consolidated financial statements under Ind AS 230 Wipro Limited | Ambitions Realized 341113-001 27Jun22 13:03 Page 234

industry and known technological advances and the level of maintenance expenditures required to obtain the expected future cash flows from the assets. The estimated useful life is reviewed at least annually. i) Provisions and contingent liabilities: The Company estimates the provisions that have present obligations as a result of past events, and it is probable that outflow of resources will be required to settle the obligations. These provisions are reviewed at the end of each reporting date and are adjusted to reflect the current best estimates. The Company uses significant judgement to disclose contingent liabilities. Contingent liabilities are disclosed when there is a possible obligation arising from past events, the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events where it is either not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount cannot be made. Contingent assets are neither recognised nor disclosed in the financial statements. j) Uncertainty relating to the global health pandemic on COVID-19: In assessing the recoverability of receivables including unbilled receivables, contract assets and contract costs, goodwill, intangible assets, and certain investments, the Company has considered internal and external information up to the date of approval of these consolidated financial statements including credit reports and economic forecasts. Based on the current indicators of future economic conditions, the Company expects to recover the carrying amount of these assets. The Company bases its assessment on the belief that the probability of occurrence of forecasted transactions is not impacted by COVID-19. The Company has considered the effect of changes, if any, in both counterparty credit risk and its own credit risk while assessing hedge effectiveness and measuring hedge ineffectiveness and continues to believe that COVID-19 has no impact on effectiveness of its hedges. The impact of COVID-19 may be different from what we have estimated as of the date of approval of these consolidated financial statements and the Company will continue to closely monitor any material changes to future economic conditions. 3. Material Accounting Policy Information (i) Basis of consolidation Subsidiaries and controlled trusts The Company determines the basis of control in line with the requirements of Ind AS 110, Consolidated Financial Statements. Subsidiaries and controlled trusts are entities controlled by the Group. The Group controls an entity when the parent has power over the entity, it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries and controlled trusts are included in the consolidated financial statements from the date on which control commences until the date on which control ceases. The financial statements of the Group companies are consolidated on a line-by-line basis and all intra-Group balances, transactions, income and expenses are eliminated in full on consolidation. Non-controlling interests Non-controlling interests in the net assets (excluding goodwill) of consolidated subsidiaries are identified separately from the Company’s equity. The interest of noncontrolling shareholders may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition to acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interest’s share of subsequent changes in equity. Total comprehensive income is attributed to noncontrolling interests even if it results in the non-controlling interests having a deficit balance. Investments accounted for using the equity method Investments accounted for using the equity method are entities in respect of which, the Company has significant influence, but not control, over the financial and operating policies. Generally, a Company has a significant influence if it holds between 20 and 50 percent of the voting power of another entity. Investments in such entities are accounted for using the equity method and are initially recognised at cost. The carrying amount of investment is increased/ decreased to recognise investors share of profit or loss of the investee after the acquisition date. Non-current assets and disposal groups held for sale Assets and liabilities of disposal groups that are available for immediate sale and where the sale is highly probable of being completed within one year from the date of classification are considered and classified as assets held for sale and liabilities associated with assets held for sale. Non-current assets and disposal groups held for sale are measured at the lower of carrying amount and fair value less costs to sell. (ii) Functional and presentation currency Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which these entities operate (i.e. the “functional currency”). These consolidated financial statements are presented in Indian rupees, which is the functional currency of the Parent Company. (` in millions, except share and per share data, unless otherwise stated) Notes to the Consolidated Financial Statements Consolidated financial statements under Ind AS Integrated Annual Report 2021-22 231 Statutory Reports and Financial Statements 341113-001 27Jun22 13:03 Page 235

(iii) Foreign currency transactions and translation a) Transactions and balances: Transactions in foreign currency are translated into the respective functional currencies using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from translation at the exchange rates prevailing at the reporting date of monetary assets and liabilities denominated in foreign currencies are recognised in the consolidated statement of profit and loss and reported within foreign exchange gains/ (losses), net, within results of operating activities except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges. Net loss relating to translation or settlement of borrowings denominated in foreign currency are reported within finance costs. Net gain relating to translation or settlement of borrowings denominated in foreign currency are reported within Other income. Non-monetary assets and liabilities denominated in foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. Translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments measured at fair value through other comprehensive income are included in other comprehensive income, net of taxes. b) Foreign operations: For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations that have a functional currency other than Indian rupees are translated into Indian rupees using exchange rates prevailing at the reporting date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognised in other comprehensive income and held in foreign currency translation reserve (FCTR), a component of equity, except to the extent that the translation difference is allocated to non-controlling interest. When a foreign operation is disposed of, the relevant amount recognised in FCTR is transferred to the consolidated statement of profit and loss as part of the profit or loss on disposal. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the exchange rate prevailing at the reporting date. c) Others: Foreign currency differences arising on the translation or settlement of a financial liability designated as a hedge of a net investment in a foreign operation are recognised in other comprehensive income and presented within equity in the FCTR to the extent the hedge is effective. To the extent the hedge is ineffective, such differences are recognised in the consolidated statement of profit and loss. When the hedged part of a net investment is disposed of, the relevant amount recognised in FCTR is transferred to the consolidated statement of profit and loss as part of the profit or loss on disposal. Foreign currency differences arising from translation of intercompany receivables or payables relating to foreign operations, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of net investment in foreign operation and are recognised in FCTR. (iv) Financial instruments A) Non-derivative financial instruments: Non-derivative financial instruments consist of: • financial assets, which include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, investments in equity and debt securities and eligible current and noncurrent assets; Financial assets are derecognised when substantial risks and rewards of ownership of the financial asset have been transferred. In cases where substantial risks and rewards of ownership of the financial assets are neither transferred nor retained, financial assets are derecognised only when the Company has not retained control over the financial asset. • financial liabilities, which include long and short-term loans and borrowings, bank overdrafts, trade payables, lease liabilities and eligible current and non-current liabilities. Non-derivative financial instruments are recognised initially at fair value. Subsequent to initial recognition, non-derivative financial instruments are measured as described below: a. Cash and cash equivalents: The Company’s cash and cash equivalents consist of cash on hand and in banks and demand deposits with banks, which can be withdrawn at any time, without prior notice or penalty on the principal. For the purposes of the statement of cash flows, cash and cash equivalents include cash on hand, in banks and demand deposits with banks, net of outstanding bank overdrafts that are repayable on demand and are considered part of the Company’s cash management system. In the consolidated balance sheet, bank overdrafts are presented under borrowings within current liabilities. b. Investments Financial instruments measured at amortised cost: Debt instruments that meet the following criteria are measured at amortised cost (except for debt instruments that are designated at fair value through Profit or Loss (FVTPL) on initial recognition): • the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and (` in millions, except share and per share data, unless otherwise stated) Notes to the Consolidated Financial Statements Consolidated financial statements under Ind AS 232 Wipro Limited | Ambitions Realized 341113-001 27Jun22 13:03 Page 236

• the contractual terms of the instrument give rise on specified dates to cash flows that are solely payment of principal and interest on the principal amount outstanding. Financial instruments measured at fair value through other comprehensive income (FVTOCI): Debt instruments that meet the following criteria are measured at fair value through other comprehensive income (FVTOCI) (except for debt instruments that are designated at fair value through Profit or Loss (FVTPL) on initial recognition): • the asset is held within a business model whose objective is achieved both by collecting contractual cash flows and selling the financial asset; and • the contractual terms of the instrument give rise on specified dates to cash flows that are solely payment of principal and interest on the principal amount outstanding. Interest income is recognised in the consolidated statement of profit and loss for FVTOCI debt instruments. Other changes in fair value of FVTOCI financial assets are recognised in other comprehensive income. When the investment is disposed of, the cumulative gain or loss previously accumulated in reserves is transferred to the consolidated statement of profit and loss. Financial instruments measured at fair value through profit or loss (FVTPL): Instruments that do not meet the amortised cost or FVTOCI criteria are measured at FVTPL. Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any gains or losses arising on remeasurement recognised in consolidated statement of profit and loss. The gain or loss on disposal is recognised in the consolidated statement of profit and loss. Interest income is recognised in the consolidated statement of profit and loss for FVTPL debt instruments. Dividend on financial assets at FVTPL is recognised when the Group’s right to receive dividend is established. Investments in equity instruments: The Company carries certain equity instruments which are not held for trading. At initial recognition, the Company may make an irrevocable election to present subsequent changes in the fair value of an investment in an equity instrument in other comprehensive income (FVTOCI) or through statement of profit and loss (FVTPL). For investments designated to be classified as FVTOCI, movements in fair value of investments are recognised in other comprehensive income and the gain or loss is not transferred to consolidated statement of profit and loss on disposal of investments. For investments designated to be classified as FVTPL, both movements in fair value of investments and gain or loss on disposal of investments are recognised in the consolidated statement of profit and loss. Dividends from these investments are recognised in the consolidated statement of profit and loss when the Company’s right to receive dividends is established. c. Other financial assets: Other financial assets are nonderivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the reporting date which are presented as non-current assets. These are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method, less any impairment losses. These comprise trade receivables, unbilled receivables, finance lease receivables, employee and other advances and eligible current and non-current assets. d. Trade payables and other liabilities: Trade payables and other liabilities are initially recognised at fair value, and subsequently carried at amortised cost using the effective interest method. For these financial instruments, the carrying amounts approximate fair value due to the short-term maturity of these instruments. Contingent consideration recognised in a business combination is subsequently measured at fair value through profit or loss. B) Derivative financial instruments: The Company is exposed to foreign currency fluctuations on foreign currency assets, liabilities, net investment in foreign operations and forecasted cash flows denominated in foreign currency. The Company limits the effect of foreign exchange rate fluctuations by following established risk management policies including the use of derivatives. The Company enters into derivative financial instruments where the counterparty is primarily a bank. Derivatives are recognised and measured at fair value. Attributable transaction costs are recognised in consolidated statement of profit and loss as cost. Subsequent to initial recognition, derivative financial instruments are measured as described below: a. Cash flow hedges: Changes in the fair value of the derivative hedging instruments designated as a cash flow hedge are recognised in other comprehensive income and held in cash flow hedging reserve, net of taxes, a component of equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognised in the consolidated statement of profit and loss and reported within foreign exchange gains/(losses), net within results from operating activities. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognised in cash flow hedging reserve till the period the hedge was effective remains in cash flow (` in millions, except share and per share data, unless otherwise stated) Notes to the Consolidated Financial Statements Consolidated financial statements under Ind AS Integrated Annual Report 2021-22 233 Statutory Reports and Financial Statements 341113-001 27Jun22 13:03 Page 237

hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognised in the cash flow hedging reserve is transferred to the consolidated statement of profit and loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, such cumulative balance is immediately recognised in the consolidated statement of profit and loss. b. Hedges of net investment in foreign operations: The Company designates derivative financial instruments as hedges of net investments in foreign operations. The Company also designates foreign currency denominated borrowing as a hedge of net investment in foreign operations. Changes in the fair value of the derivative hedging instruments and gains/(losses) on translation or settlement of foreign currency denominated borrowings designated as a hedge of net investment in foreign operations are recognised in other comprehensive income and presented within equity in the FCTR to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognised in the consolidated statement of profit and loss and reported within foreign exchange gains/ (losses), net within results from operating activities. c. Others: Changes in fair value of foreign currency derivative instruments neither designated as cash flow hedges nor hedges of net investment in foreign operations are recognised in the consolidated statement of profit and loss and reported within foreign exchange gains/(losses), net within results from operating activities. Changes in fair value and gains/(losses), net, on settlement of foreign currency derivative instruments relating to borrowings, which have not been designated as hedges are recorded in finance costs. C) Derecognition of financial instruments: The Company derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. If the Company retains substantially all the risks and rewards of a transferred financial asset, the Company continues to recognise the financial asset and recognises a borrowing for the proceeds received. A financial liability (or a part of a financial liability) is derecognised from the Company’s consolidated balance sheet when the obligation specified in the contract is discharged or cancelled or expires. (v) Equity and share capital a) Share capital and Securities premium: The authorised share capital of the Company as at March 31, 2022 is `25,274 divided into 12,504,500,000 equity shares of `2 each, 25,000,000 preference shares of `10 each and 150,000 10% optionally convertible cumulative preference shares of `100 each. Par value of the equity shares is recorded as share capital and the amount received in excess of par value is classified as Securities premium. Every holder of the equity shares, as reflected in the records of the Company as at the date of the shareholder meeting shall have one vote in respect of each share held for all matters submitted to vote in the shareholder meeting. b) Shares held by controlled trust (Treasury shares): The Company’s equity shares held by the controlled trust, which is consolidated as a part of the Group are classified as Treasury shares. The Company has 14,689,729 and 19,401,215 treasury shares as at March 31, 2022 and 2021, respectively. Treasury shares are recorded at acquisition cost. c) Retained earnings: Retained earnings comprises of the Company’s undistributed earnings after taxes. d) Capital Reserve: Capital Reserve amounting to ` 1,139 (March 31, 2021: ` 1,139) is not freely available for distribution. e) Capital Redemption Reserve: As per the Companies Act, 2013, Capital redemption reserve is created when a company purchases its own shares out of free reserves or securities premium. A sum equal to the nominal value of the shares so purchased is transferred to capital redemption reserve. The reserve can be utilised in accordance with the provisions of Section 69 of the Companies Act, 2013. As of March 31, 2022, Capital redemption reserve amounting to ` 1,135 (March 31, 2021: ` 1,135) is not freely available for distribution. f) Share options outstanding account: The Share options outstanding account is used to record the value of equity-settled share-based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and restricted stock unit options by employees. g) Special Economic Zone re-investment reserve: The Special Economic Zone re-investment Reserve has been created out of profit of eligible Special Economic Zone units as per provisions of Section 10AA(1)(ii) of the Income–tax Act, 1961 for acquiring new plant and machinery. The said reserve should be utilised by the Company for acquiring plant and machinery as per the terms of Section 10AA(2) of the Income-tax Act, 1961. This reserve is not freely available for distribution. h) Foreign currency translation reserve (FCTR): The exchange differences arising from the translation of financial statements of foreign subsidiaries, differences arising from translation of long-term intercompany receivables or payables relating to foreign operations, settlement of which is neither planned nor likely in the foreseeable future, changes in fair value of the derivative hedging instruments and gains/ losses on translation or settlement of foreign currency denominated borrowings designated as hedge of (` in millions, except share and per share data, unless otherwise stated) Notes to the Consolidated Financial Statements Consolidated financial statements under Ind AS 234 Wipro Limited | Ambitions Realized 341113-001 27Jun22 13:03 Page 238

net investment in foreign operations are recognised in other comprehensive income, net of taxes and presented within equity in the FCTR. i) Cash flow hedging reserve: Changes in fair value of derivative hedging instruments designated and effective as a cash flow hedge are recognised in other comprehensive income, net of taxes, and presented within equity as cash flow hedging reserve. j) Others: Changes in the fair value of financial instruments (debt or equity) measured at fair value through other comprehensive income is recognised in other comprehensive income, net of taxes and presented within investment in debt instruments measured at fair value through OCI or investment in equity instruments measured at fair value through OCI. Actuarial gains and losses on re-measurements of the defined benefit plans are recognised in other comprehensive income, net of taxes and presented within equity in re-measurement of the defined benefit plans. k) Dividend: A final dividend on equity shares is recorded as a liability on the date of approval by the shareholders. An interim dividend is recorded as a liability on the date of declaration by the board of directors. l) Buyback of equity shares: The buyback of equity shares, including tax thereon and related transaction cost are recorded as a reduction of free reserves. Further, capital redemption reserve is created as an apportionment from retained earnings. m) Bonus issue: For the purpose of bonus issue, the amount is transferred from capital redemption reserves, securities premium and retained earnings to the share capital. (vi) Property, plant and equipment a) Recognition and measurement: Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses, if any. Cost includes expenditures directly attributable to the acquisition of the asset. General and specific borrowing costs directly attributable to the construction of a qualifying asset are capitalised as part of the cost. Capital work-in-progress are measured at cost less accumulated impairment losses, if any. b) Depreciation: The Company depreciates property, plant and equipment over the estimated useful life on a straight-line basis from the date the assets are available for use. Leasehold improvements are amortised over the shorter of estimated useful life of the asset or the related lease term. Term licenses are amortised over their respective contract term. Freehold land is not depreciated. The estimated useful life of assets is reviewed and where appropriate are adjusted, annually. The estimated useful lives of assets are as follows: Category Useful life Buildings 28 to 40 years Plant and equipment 5 to 21 years Computer equipment and software 2 to 7 years Furniture, fixtures and equipment 3 to 10 years Vehicles 4 to 5 years When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. Subsequent expenditure relating to property, plant and equipment is capitalised only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably. Deposits and advances paid towards the acquisition of property, plant and equipment outstanding as at each reporting date is classified as capital advances under other non-current assets and the cost of property, plant and equipment not available for use before such date are disclosed under capital work-in-progress. (vii) Business combinations, Goodwill and Intangible assets a) Business combinations: Business combinations are accounted for using the purchase (acquisition) method. The cost of an acquisition is measured as the fair value of the assets transferred, liabilities incurred or assumed, and equity instruments issued at the date of exchange by the Company. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of acquisition. Transaction costs incurred in connection with a business acquisition are expensed as incurred. The cost of an acquisition also includes the fair value of any contingent consideration measured as at the date of acquisition. Any subsequent changes to the fair value of contingent consideration classified as liabilities, other than measurement period adjustments, are recognised in the consolidated statement of profit and loss. b) Goodwill: The excess of the cost of an acquisition over the Company’s share in the fair value of the acquiree’s identifiable assets and liabilities is recognised as goodwill. If the excess is negative, a bargain purchase gain is recognised in equity as capital reserve. Goodwill is measured at cost less accumulated impairment (if any). Goodwill associated with disposal of an operation that is part of cash-generating unit is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained, unless some other method better reflects the goodwill associated with the operation disposed of. (` in millions, except share and per share data, unless otherwise stated) Notes to the Consolidated Financial Statements Consolidated financial statements under Ind AS Integrated Annual Report 2021-22 235 Statutory Reports and Financial Statements 341113-001 27Jun22 13:03 Page 239

c) Intangible assets: Intangible assets acquired separately are measured at cost of acquisition. Intangible assets acquired in a business combination are measured at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortisation and impairment losses, if any. The amortisation of an intangible asset with a finite useful life reflects the manner in which the economic benefit is expected to be generated. The estimated useful life of amortisable intangibles is reviewed and where appropriate is adjusted, annually. The estimated useful lives of the amortisable intangible assets are as follows: Category Useful life Customer-related intangibles 1 to 15 years Marketing-related intangibles 2.5 to 10 years (viii) Leases The Company as a lessee The Company enters into an arrangement for lease of land, buildings, plant and equipment including computer equipment and vehicles. Such arrangements are generally for a fixed period but may have extension or termination options. The Company assesses, whether the contract is, or contains, a lease, at its inception. A contract is, or contains, a lease if the contract conveys the right to – (a) control use of an identified asset, (b) obtain substantially all the economic benefits from use of the identified asset, and (c) direct the use of the identified asset. The Company determines the lease term as the noncancellable period of a lease, together with periods covered by an option to extend the lease, where the Company is reasonably certain to exercise that option. The Company at the commencement of the lease contract recognises a Right of Use (“RoU”) asset at cost and corresponding lease liability, except for leases with term of less than twelve months (short-term leases) and lowvalue assets. For these short-term and low-value leases, the Company recognises the lease payments as an operating expense on a straight-line basis over the lease term. The cost of the RoU assets comprises the amount of the initial measurement of the lease liability, any lease payments made at or before the inception date of the lease plus any initial direct costs, less any lease incentives received. Subsequently, the RoU assets are measured at cost less any accumulated depreciation and accumulated impairment losses, if any. The RoU assets are depreciated using the straight-line method from the commencement date over the shorter of lease term or useful life of RoU assets. The estimated useful lives of RoU assets are determined on the same basis as those of property, plant and equipment. The Company applies Ind AS 36 to determine whether a RoU asset is impaired and accounts for any identified impairment loss as described in the impairment of nonfinancial assets below. For lease liabilities at the commencement of the lease, the Company measures the lease liability at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that rate is readily determined, if that rate is not readily determined, the lease payments are discounted using the incremental borrowing rate that the Company would have to pay to borrow funds, including the consideration of factors such as the nature of the asset and location, collateral, market terms and conditions, as applicable in a similar economic environment. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. The Company recognises the amount of the remeasurement of lease liability as an adjustment to the RoU assets. Where the carrying amount of the RoU asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Company recognises any remaining amount of the re-measurement in consolidated statement of profit and loss. Payment of lease liabilities are classified as cash used in financing activities in the consolidated statement of cash flows. The Company as a lessor Leases under which the Company is a lessor are classified as a finance or operating lease. Lease contracts where all the risks and rewards are substantially transferred to the lessee, are classified as a finance lease. All other leases are classified as operating lease. For leases under which the Company is an intermediate lessor, the Company accounts for the head-lease and the sub-lease as two separate contracts. The sub-lease is further classified either as a finance lease or an operating lease by reference to the RoU asset arising from the headlease. (ix) Inventories Inventories are valued at lower of cost and net realisable value, including necessary provision for obsolescence. Cost is determined using the weighted average method. (x) Impairment a) Financial assets: The Company applies the expected credit loss model for recognizing impairment loss on financial assets measured at amortised cost, debt (` in millions, except share and per share data, unless otherwise stated) Notes to the Consolidated Financial Statements Consolidated financial statements under Ind AS 236 Wipro Limited | Ambitions Realized 341113-001 27Jun22 13:03 Page 240

instruments classified as FVTOCI, trade receivables, unbilled receivables, contract assets, finance lease receivables, and other financial assets. Expected credit loss is the difference between the contractual cash flows and the cash flows that the entity expects to receive, discounted using the effective interest rate. Loss allowances for trade receivables, unbilled receivables, contract assets and finance lease receivables are measured at an amount equal to lifetime expected credit loss. Lifetime expected credit losses are the expected credit losses that result from all possible default events over the expected life of a financial instrument. Lifetime expected credit loss is computed based on a provision matrix which takes in to account, risk profiling of customers and historical credit loss experience adjusted for forward looking information. For other financial assets, expected credit loss is measured at the amount equal to twelve months expected credit loss unless there has been a significant increase in credit risk from initial recognition, in which case those are measured at lifetime expected credit loss. b) Non-financial assets: The Company assesses longlived assets such as property, plant and equipment, RoU assets and acquired intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. If any such indication exists, the Company estimates the recoverable amount of the asset or group of assets. Goodwill is tested for impairment at least annually at the same time and when events occur or changes in circumstances indicate that the recoverable amount of the cash generating unit is less than its carrying value. The goodwill impairment test is performed at the level of cash generating unit or groups of cash generating units which represents the lowest level at which goodwill is monitored for internal management purposes. The recoverable amount of an asset or cash generating unit is the higher of its fair value less cost of disposal (“FVLCD”) and its value-in-use (“VIU”). The VIU of long-lived assets is calculated using projected future cash flows. FVLCD of a cash generating unit is computed using turnover and earnings multiples. If the recoverable amount of the asset or the recoverable amount of the cash generating unit to which the asset belongs is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognised in the consolidated statement of profit and loss. If at the reporting date, there is an indication that a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the impairment losses previously recognised are reversed such that the asset is recognised at its recoverable amount but not exceeding written down value which would have been reported if the impairment losses had not been recognised initially. An impairment loss in respect of goodwill is not reversed. (xi) Employee benefits a) Post-employment plans: The Group participates in various employee benefit plans. Pensions and other post-employment benefits are classified as either defined contribution plans or defined benefit plans. Under a defined contribution plan, the Company’s sole obligation is to pay a fixed amount with no obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits. The related actuarial and investment risks are borne by the employee. The expenditure for defined contribution plans is recognised as an expense during the period when the employee provides service. Under a defined benefit plan, it is the Company’s obligation to provide agreed benefits to the employees. The related actuarial and investment risks are borne by the Company. The present value of the defined benefit obligations is calculated by an independent actuary using the projected unit credit method. Re-measurements of the defined benefit plans, comprising actuarial gains or losses, and the return on plan assets (excluding interest) are immediately recognised in other comprehensive income, net of taxes and not reclassified to profit or loss in subsequent period. Net interest recognised in profit or loss is calculated by applying the discount rate used to measure the defined benefit obligation to the net defined benefit liability or asset. The actual return on the plan assets above or below the discount rate, is recognised as part of remeasurements of the defined benefit plans through other comprehensive income, net of taxes. The Company has the following employee benefit plans: A. Provident fund: Eligible employees receive benefits under the Company’s provident fund plan, into which both the employer and employees make periodic contributions to the approved provident fund trust managed by the Company. A portion of the employer’s contribution is made to the government administered pension fund. The contributions to the trust managed by the Company is accounted for as a defined benefit plan as the Company is liable for any shortfall in the fund assets based on the government specified minimum rates of return. Certain employees receive benefits under the provident fund plan in which both the employer and employees make periodic contributions to the government administered provident fund. A portion of the employer’s contribution is made to the government administered pension fund. This is accounted as a defined contribution plan as the obligation of the Company is limited to the contributions made to the fund. (` in millions, except share and per share data, unless otherwise stated) Notes to the Consolidated Financial Statements Consolidated financial statements under Ind AS Integrated Annual Report 2021-22 237 Statutory Reports and Financial Statements 341113-001 27Jun22 13:03 Page 241

B. Gratuity and foreign pension: In accordance with the Payment of Gratuity Act, 1972, applicable for Indian companies, the Company provides for a lump sum payment to eligible employees, at retirement or termination of employment based on the last drawn salary and years of employment with the Company. The gratuity fund is managed by third party fund managers. The Company also maintains pension and similar plans for employees outside India, based on country specific regulations. These plans are partially funded, and the funds are managed by third party fund managers. The plans provide for monthly payout after retirement as per salary drawn and service period or for a lump sum payment as set out in rules of each fund. The Company’s obligations in respect of these plans, which are defined benefit plans, are provided for based on actuarial valuation using the projected unit credit method. C. Superannuation: Superannuation plan, a defined contribution scheme is administered by third party fund managers. The Company makes annual contributions based on a specified percentage of each eligible employee’s salary. b) Termination benefits: Termination benefits are expensed when the Company can no longer withdraw the offer of those benefits. c) Short-term benefits: Short-term employee benefit obligations such as cash bonus, management incentive plans or profit-sharing plans are measured on an undiscounted basis and are recorded as expense as the related service is provided. A liability is recognised for the amount expected to be paid under short-term cash bonus, management incentive plans or profitsharing plans, if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably. d) Compensated absences: The employees of the Company are entitled to compensated absences. The employees can carry forward a portion of the unutilised accumulating compensated absences and utilise it in future periods or receive cash at retirement or termination of employment. The Company records an obligation for compensated absences in the period in which the employee renders the services that increases this entitlement. The Company measures the expected cost of compensated absences as the additional amount that the Company expects to pay as a result of the unused entitlement that has accumulated at the end of the reporting period. The Company recognises accumulated compensated absences based on actuarial valuation using the projected unit credit method. Non-accumulating compensated absences are recognised in the period in which the absences occur. (xii) Share-based payment transactions Selected employees of the Company receive remuneration in the form of equity settled instruments or cash settled instruments, for rendering services over a defined vesting period and for Company’s performance-based stock options over the defined period. Equity instruments granted are measured by reference to the fair value of the instrument at the date of grant. In cases, where equity instruments are granted at a nominal exercise price, the intrinsic value on the date of grant approximates the fair value. The expense is recognised in the consolidated statement of profit and loss with a corresponding increase to the share options outstanding account, a component of equity. The equity instruments or cash settled instruments generally vest in a graded manner over the vesting period. The fair value determined at the grant date is expensed over the vesting period of the respective tranches of such grants (accelerated amortisation). The stock compensation expense is determined based on the Company’s estimate of equity instruments or cash settled instruments that will eventually vest. Cash settled instruments granted are re-measured by reference to the fair value at the end of each reporting period and at the time of vesting. The expense is recognised in the consolidated statement of profit and loss with a corresponding increase to financial liability. (xiii) Provisions Provisions are recognised when the Company has a present obligation (legal or constructive), as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, considering the risks and uncertainties surrounding the obligation. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset, if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably. Provisions for onerous contracts are recognised when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for onerous contracts are measured at the present value of lower of the expected net cost of fulfilling the contract and the expected cost of terminating the contract. (` in millions, except share and per share data, unless otherwise stated) Notes to the Consolidated Financial Statements Consolidated financial statements under Ind AS 238 Wipro Limited | Ambitions Realized 341113-001 27Jun22 13:03 Page 242

(xiv) Revenue The Company derives revenue primarily from software development, maintenance of software/hardware and related services, business process services, sale of IT and other products. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognised upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. To recognise revenues, the Company applies the following five step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognise revenues when a performance obligation is satisfied. When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved. At contract inception, the Company assesses its promise to transfer products or services to a customer to identify separate performance obligations. The Company applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and are distinct in the context of the contract, if not, the promised product or service is combined and accounted as a single performance obligation. The Company allocates the arrangement consideration to separately identifiable performance obligation based on their relative standalone selling price or residual method. Standalone selling prices are determined based on sale prices for the components when it is regularly sold separately, in cases where the Company is unable to determine the standalone selling price the Company uses third-party prices for similar deliverables or the Company uses expected cost-plus margin approach in estimating the standalone selling price. For performance obligations where control is transferred over time, revenues are recognised by measuring progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the promised products or services to be provided. The method for recognizing revenues and costs depends on the nature of the services rendered: A. Time and materials contracts: Revenues and costs relating to time and materials contracts are recognised as the related services are rendered. B. Fixed price contracts: i. Fixed price development contracts: Revenues from fixed price development contracts, including software development, and integration contracts, where the performance obligations are satisfied over time, are recognised using the “percentageof- completion” method. The performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses. Percentage of completion is determined based on project costs incurred to date as a percentage of total estimated project costs required to complete the project. The cost expended (or input) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. If the Company is not able to reasonably measure the progress of completion, revenue is recognised only to the extent of costs incurred for which recoverability is probable. When total cost estimates exceed revenues in an arrangement, the estimated losses are recognised in the consolidated statement of profit and loss in the period in which such losses become probable based on the current contract estimates as an onerous contract provision. A contract asset is a right to consideration that is conditional upon factors other than the passage of time. Contract assets primarily relate to unbilled amounts on fixed price development contracts and are classified as non-financial asset as the contractual right to consideration is dependent on completion of contractual milestones. A contract liability is an entity’s obligation to transfer goods or services to a customer for which the entity has received consideration (or the amount is due) from the customer. Unbilled receivables on other than fixed price development contracts are classified as a financial asset where the right to consideration is unconditional and only the passage of time is required before the payment is due. ii. Maintenance contracts: Revenues related to fixed price maintenance contracts are recognised on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using percentage of completion method when the pattern of benefits from the services rendered to the customers and the cost to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue for contracts in which the invoicing is representative of the value being delivered is recognised based on our right to invoice. If our invoicing is not consistent with value delivered, revenues are recognised as the service is performed using the percentage of completion method. In certain projects, a fixed quantum of service or output units is agreed at a fixed price for a fixed term. In such contracts, revenue is recognised with respect to the actual output achieved till date as a percentage of total contractual output. Any residual service unutilised by the customer is recognised as revenue on completion of the term. (` in millions, except share and per share data, unless otherwise stated) Notes to the Consolidated Financial Statements Consolidated financial statements under Ind AS Integrated Annual Report 2021-22 239 Statutory Reports and Financial Statements 341113-001 27Jun22 13:03 Page 243

iii. Element or Volume based contracts: Revenues and costs are recognised as the related services are rendered. C. Products: Revenue on product sales are recognised when the customer obtains control of the specified product. D. Others • Any change in scope or price is considered to be a contract modification. The Company accounts for modifications to existing contracts by assessing whether the services added are distinct and whether the pricing is at the standalone selling price. Services added that are not distinct are accounted for on a cumulative catch up basis, while those that are distinct are accounted for prospectively, either as a separate contract if the additional services are priced at the standalone selling price, or as a termination of the existing contract and creation of a new contract if not priced at the standalone selling price. • The Company accounts for variable considerations like, volume discounts, rebates and pricing incentives to customers and penalties as reduction of revenue on a systematic and rational basis over the period of the contract. The Company estimates an amount of such variable consideration using expected value method or the single most likely amount in a range of possible consideration depending on which method better predicts the amount of consideration to which the Company may be entitled and when it is probable that a significant reversal of cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration is resolved. • Revenues are shown net of allowances/returns, sales tax, value added tax, goods and services tax and applicable discounts and allowances. • The Company accrues the estimated cost of warranties at the time when the revenue is recognised. The accruals are based on the Company’s historical experience of material usage and service delivery costs. • Incremental costs that relate directly to a contract and incurred in securing a contract with a customer are recognised as an asset when the Company expects to recover these costs and amortised over the contract term. • The Company recognises contract fulfilment cost as an asset if those costs specifically relate to a contract or to an anticipated contract, the costs generate or enhance resources that will be used in satisfying performance obligations in future; and the costs are expected to be recovered. The asset so recognised is amortised on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. • The Company assesses the timing of the transfer of goods or services to the customer as compared to the timing of payments to determine whether a significant financing component exists. As a practical expedient, the Company does not assess the existence of a significant financing component when the difference between payment and transfer of deliverables is a year or less. If the difference in timing arises for reasons other than the provision of finance to either the customer or us, no financing component is deemed to exist. • The Company may enter into arrangements with third party suppliers to resell products or services. In such cases, the Company evaluates whether the Company is the principal (i.e. report revenues on a gross basis) or agent (i.e. report revenues on a net basis). In doing so, the Company first evaluates whether the Company controls the good or service before it is transferred to the customer. If Company controls the good or service before it is transferred to the customer, Company is the principal; if not, the Company is the agent. • Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contract and are recognised in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. (xv) Finance costs Finance costs comprises interest cost on borrowings, lease liabilities and net defined benefit liability, gains or losses arising on re-measurement of financial assets measured at FVTPL, net loss on translation or settlement of foreign currency borrowings and changes in fair value and gains/(losses) on settlement of related derivative instruments. Borrowing costs that are not directly attributable to a qualifying asset are recognised in the consolidated statement of profit and loss using the effective interest method. (xvi) Finance and other income Finance and other income comprise interest income on deposits, dividend income, gains/(losses) on disposal of investments and net gain on translation or settlement of foreign currency borrowings. Interest income is recognised using the effective interest method. Dividend income is recognised when the right to receive payment is established. (xvii) Income tax Income tax comprises current and deferred tax. Income tax expense is recognised in the consolidated statement of profit and loss except to the extent it relates to a business combination, or items directly recognised in equity or in other comprehensive income. a) Current income tax: Current income tax for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the taxable income for the period. The tax rates and tax laws used to compute (` in millions, except share and per share data, unless otherwise stated) Notes to the Consolidated Financial Statements Consolidated financial statements under Ind AS 240 Wipro Limited | Ambitions Realized 341113-001 27Jun22 13:03 Page 244

the current tax amounts are those that are enacted or substantively enacted as at the reporting date and applicable for the period. While determining the tax provisions, the Company assesses whether each uncertain tax position is to be considered separately or together with one or more uncertain tax positions depending upon the nature and circumstances of each uncertain tax position. The Company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognised amounts and where it intends either to settle on a net basis, or to realise the asset and liability simultaneously. b) Deferred income tax: Deferred income tax is recognised using the balance sheet approach. Deferred income tax assets and liabilities are recognised for deductible and taxable temporary differences arising between the tax base of assets and liabilities and their carrying amount in these consolidated financial statements, except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profits or loss at the time of the transaction. Deferred income tax assets are recognised to the extent it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilised. Deferred income tax liabilities are recognised for all taxable temporary differences except in respect of taxable temporary differences that is expected to reverse within the tax holiday period, taxable temporary differences associated with investments in subsidiaries, associates and foreign branches where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. The Company offsets deferred income tax assets and liabilities, where it has a legally enforceable right to offset current tax assets against current tax liabilities, and they relate to taxes levied by the same taxation authority on either the same taxable entity, or on different taxable entities where there is a right and an intention to settle the current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously. (xviii) Earnings per share Basic earnings per share is computed using the weighted average number of equity shares outstanding during the period adjusted for treasury shares held. Diluted earnings per share is computed using the weighted average number of equity and dilutive equivalent shares outstanding during the period, using the treasury stock method for options, except where the results would be anti-dilutive. The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any splits and bonus shares issues including for change effected prior to the approval of the consolidated financial statements by the Board of Directors. (xix) Statement of cash flows Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash from operating, investing and financing activities of the Company are segregated. (xx) Assets held for sale Sale of business is classified as held for sale, if their carrying amount is intended to be recovered principally through sale rather than through continuing use. The condition for classification as held for sale is met when disposal business is available for immediate sale and the same is highly probable of being completed within one year from the date of classification as held for sale. (xxi) Discontinued operations A discontinued operation is a component of the Company’s business that represents a separate line of business that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon the earlier of disposal or when the operation meets the criteria to be classified as held for sale. (xxii) Disposal of assets The gain or loss arising on disposal or retirement of assets is recognised in the consolidated statement of profit and loss. New Accounting standards, amendments and interpretations adopted by the Company effective from April 1, 2021: Amendment to Ind AS 116 – COVID-19-Related Rent Concessions The economic challenges presented by the COVID-19 pandemic have persisted longer than anticipated, and therefore the practical expedient relating to rent concessions arising as a consequence of COVID-19 has been modified. Accordingly, lessees are now exempted from assessing whether a COVID-19- (` in millions, except share and per share data, unless otherwise stated) Notes to the Consolidated Financial Statements Consolidated financial statements under Ind AS Integrated Annual Report 2021-22 241 Statutory Reports and Financial Statements 341113-001 27Jun22 13:03 Page 245

related rent concession is a lease modification, if the reduction in lease payments affects only payments originally due on or before June 30, 2022. Earlier the practical expedient was allowed only for lease payments originally due on or before June 30, 2021. The adoption of these amendments did not have any material impact on the consolidated statement of profit and loss for the year ended March 31, 2022. Amendment to Ind AS 104, Ind AS 107, Ind AS 109 and Ind AS 116—Interest Rate Benchmark Reform – Phase 2 This amendment relates to ‘Interest Rate Benchmark Reform – Phase 2 (Amendments to Ind AS 104, Ind AS 107, Ind AS 109 and Ind AS 116)’ which addresses issues that might affect financial reporting after the reform of an interest rate benchmark, including its replacement with alternative benchmark rates. Some of the key amendments arising from the interest rate benchmark are: Ind AS 109: New guidance has been included on changes in the basis for determining the contractual cash flows as a result of interest rate benchmark reform. Ind AS 107: Additional disclosures related to nature and extent of risks to which the entity is exposed from financial instruments subject to interest rate benchmark reform and how the entity manages these risks. The adoption of these amendments did not have any material impact on the consolidated financial statements. Amendments to Ind AS consequential to Conceptual Framework under Ind AS The amendments relating to Ind AS 102, Share-based Payment; Ind AS 103, Business Combinations; Ind AS 106, Exploration for and Evaluation of Mineral Resources; Ind AS 114, Regulatory Deferral Accounts; Ind AS 1, Presentation of Financial Statements; Ind AS 8, Accounting Policies, Changes in Accounting Estimates and Errors; Ind AS 34, Interim Financial Reporting; Ind AS 37, Provisions, Contingent Liabilities and Contingent Assets; Ind AS 38, Intangible Assets, are consequential due to changes in the Conceptual Framework under Ind AS, made in August 2020. The revised Conceptual Framework introduced some new concepts and clarifications along with revision in definitions and changes in recognition criteria of assets and liabilities under Ind AS. The adoption of these amendments did not have any material impact on the consolidated financial statements. Amendment to Schedule III of the Companies Act, 2013 On March 24, 2021, the Ministry of Corporate Affairs (“MCA”) through a notification, amended Schedule III of the Companies Act, 2013. The amendments relating to Division II which relate to companies whose financial statements are required to comply with Companies (Indian Accounting Standards) Rules, 2015 include, among other things, requirement for disclosure of Current maturities of long-term borrowings separately within borrowings instead of earlier disclosure requirement under Other Financial Liabilities. Accordingly, ` 15,511 towards current maturities of long-term loans has been reclassified from “Other current financial liabilities” to “Current Borrowings” for the year ended March 31, 2021 (Refer to Note 17). Other amendments in the notification applicable for full annual financial statements have been adopted by the Company by providing applicable disclosures in the financial statements for the year ending March 31, 2022. New Accounting standards, amendments and interpretations not yet adopted: Companies (Indian Accounting Standards) Amendment Rules, 2022 Ministry of Corporate Affairs (“MCA”) notifies new standard or amendments to the existing standards under Companies (Indian Accounting Standards) Rules as issued from time to time. On March 23, 2022, MCA amended the Companies (Indian Accounting Standards) Amendment Rules, 2022, applicable for annual periods beginning on or after April 1, 2022, as below: Amendments to Ind AS 103 – Business Combinations – Reference to Conceptual Framework The amendments specifies that to qualify for recognition as part of applying the acquisition method, the identifiable assets acquired and liabilities assumed must meet the definitions of assets and liabilities in the Conceptual Framework for Financial Reporting under Indian Accounting Standards (Conceptual Framework) issued by the Institute of Chartered Accountants of India at the acquisition date. These changes do not significantly change the requirements of Ind AS 103. The adoption of amendments to Ind AS 103 is not expected to have any material impact on the consolidated financial statements. Amendments to Ind AS 109 – Financial Instruments The amendments clarifies which fees an entity includes when it applies the ‘10 percent’ test of Ind AS 109 in assessing whether to derecognise a financial liability. The adoption of amendments to Ind AS 109 is not expected to have any material impact on the consolidated financial statements. Amendments to Ind AS 16 – Property, Plant and Equipment – Proceeds before intended use The amendments clarifies that excess of net sale proceeds of items produced over the cost of testing, if any, shall not be recognised in the profit or loss but deducted from the directly attributable costs considered as part of cost of an item of property, plant and equipment. The adoption of amendments to Ind AS 16 is not expected to have any material impact on the consolidated financial statements. Amendments to Ind AS 37 – Onerous Contracts – Cost of Fulfilling a Contract The amendments specifies that the cost of fulfilling a contract comprises the costs that relate directly to the contract. Costs that relate directly to a contract can either be the incremental costs of fulfilling that contract (for example, direct labour and materials); or an allocation of other costs that relate directly to fulfilling contracts (for example, an allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling that contract among others). The adoption of amendments to Ind AS 37 is not expected to have any material impact on the consolidated financial statements. (` in millions, except share and per share data, unless otherwise stated) Notes to the Consolidated Financial Statements Consolidated financial statements under Ind AS 242 Wipro Limited | Ambitions Realized 341113-001 27Jun22 13:03 Page 246

Consolidated financial statements under Ind AS 4. Property, Plant and Equipment Land Buildings Plant and equipment (1) Furniture and fixtures Office equipment Vehicles Total Gross carrying value: As at April 1, 2021 ` 3,815 ` 39,218 ` 110,775 ` 13,732 ` 6,863 ` 418 ` 174,821 Additions 1,031 1,676 19,411 1,841 543 7 24,509 Additions through Business combinations — 370 297 38 3 708 Disposals (30) (440) (7,863) (624) (202) (115) (9,274) Translation adjustment (3) 36 698 43 17 4 795 As at March 31, 2022 ` 4,813 ` 40,490 ` 123,391 ` 15,289 ` 7,259 ` 317 ` 191,559 Accumulated depreciation/ impairment: As at April 1, 2021 `—` 8,706 ` 84,975 ` 9,712 ` 5,280 ` 397 ` 109,070 Depreciation and impairment (2)—1,418 12,290 1,501 640 10 15,859 Disposals—(346) (7,451) (539) (186) (112) (8,634) Translation adjustment—29 571 41 11 2 654 As at March 31, 2022 `—` 9,807 ` 90,385 ` 10,715 ` 5,745 ` 297 ` 116,949 Net carrying value as at March 31, 2022 ` 4,813 ` 30,683 ` 33,006 ` 4,574 ` 1,514 ` 20 ` 74,610 Gross carrying value: As at April 1, 2020 ` 3,761 ` 36,314 ` 100,615 ` 12,901 ` 6,872 ` 808 ` 161,271 Additions 107 3,569 14,362 1,615 343 9 20,005 Additions through Business combinations — 27 55 2—84 Disposals (58) (765) (4,532) (844) (374) (398) (6,971) Translation adjustment 5 100 303 5 20 (1) 432 As at March 31, 2021 ` 3,815 `39,218 ` 110,775 ` 13,732 ` 6,863 ` 418 ` 174,821 Accumulated depreciation/ impairment: As at April 1, 2020 `—` 7,888 ` 77,993 ` 9,117 ` 4,929 ` 727 ` 100,654 Depreciation and impairment (2)—1,481 11,122 1,211 632 61 14,507 Disposals—(695) (4,312) (615) (293) (391) (6,306) Translation adjustment—32 172 (1) 12—215 As at March 31, 2021 `—` 8,706 ` 84,975 ` 9,712 ` 5,280 ` 397 ` 109,070 Net carrying value as at March 31, 2021 ` 3,815 ` 30,512 ` 25,800 ` 4,020 ` 1,583 ` 21 ` 65,751 (1) Including net carrying value of computer equipment and software amounting to ` 25,162 and ` 18,508 as at March 31, 2022 and 2021, respectively. (2) Includes impairment charge on certain software platforms, amounting to ` Nil and ` 285 for the year ended March 31, 2022 and 2021, respectively. 5. Right-of-Use Assets Category of RoU Asset Land Buildings Plant and equipment (1) Vehicles Total Gross carrying value: As at April 1, 2021 ` 2,082 ` 18,844 ` 3,918 ` 926 ` 25,770 Additions 15 7,517 429 105 8,066 Additions through Business combinations—2,920—36 2,956 Disposals (819) (3,360) (1,861) (149) (6,189) Translation adjustment—72 25 (14) 83 As at March 31, 2022 ` 1,278 ` 25,993 ` 2,511 ` 904 ` 30,686 Accumulated depreciation: As at April 1, 2021 ` 55 ` 6,703 ` 2,157 ` 435 ` 9,350 Depreciation 24 5,572 849 264 6,709 Disposals (21) (2,667) (1,518) (121) (4,327) Translation adjustment—68 24 (8) 84 As at March 31, 2022 ` 58 ` 9,676 ` 1,512 ` 570 ` 11,816 Net carrying value as at March 31, 2022 ` 18,870 (` in millions, except share and per share data, unless otherwise stated) Notes to the Consolidated Financial Statements Integrated Annual Report 2021-22 243 Statutory Reports and Financial Statements 341113-001 27Jun22 13:03 Page 247

Consolidated financial statements under Ind AS Category of RoU Asset Land Buildings Plant and equipment (1) Vehicles Total Gross carrying value: As at April 1, 2020 ` 2,003 ` 15,624 ` 4,236 ` 826 ` 22,689 Additions 79 5,323 770 162 6,334 Additions through Business combinations—352—84 436 Disposals—(2,503) (1,103) (154) (3,760) Translation adjustment—48 15 8 71 As at March 31, 2021 ` 2,082 ` 18,844 ` 3,918 ` 926 ` 25,770 Accumulated depreciation: As at April 1, 2020 ` 27 ` 3,928 ` 1,721 ` 265 ` 5,941 Depreciation 28 4,487 1,465 285 6,265 Disposals—(1,703) (1,023) (119) (2,845) Translation adjustment—(9) (6) 4 (11) As at March 31, 2021 ` 55 ` 6,703 ` 2,157 ` 435 ` 9,350 Net carrying value as at March 31, 2021 ` 16,420 (1) Including net carrying value of computer equipment amounting to ` 6 and ` 8 as at March 31, 2022 and 2021, respectively. The Company recognised the following expenses in the consolidated statement of profit and loss: Year ended March 31, 2022 Year ended March 31, 2021 Interest expenses on lease liabilities ` 894 ` 798 Rent expense recognized under facility expenses pertaining to: Leases of low-value assets 150 53 Leases with less than twelve months of lease term 2,392 1,876 ` 3,436 ` 2,727 Payments toward leases of low-value assets and leases with less than twelve months of lease term, are disclosed under operating activities in the consolidated statement of cash flows. All other lease payments during the period are disclosed under financing activities in the consolidated statement of cash flows. Income from subleasing RoU assets is not material. The Company is committed to certain leases amounting to ` 1,657 which have not commenced as of March 31, 2022. The term of such leases ranges from 3 to 7 years. Refer to Note 10 for remaining contractual maturities of lease liabilities. 6. Capital Work-in-Progress The following table represent ageing of Capital work-in-progress as on March 31, 2022: Outstanding for following periods from due date of payment Less than 1 year 1-2 years 2-3 years More than 3 years Total Projects in progress ` 4,137 ` 4,400 ` 3,420 ` 3,462 ` 15,419 Projects temporarily suspended (1) ——596 596 Total ` 4,137 ` 4,400 ` 3,420 ` 4,058 ` 16,015 (1) During the year ended March 31, 2022 impairment loss of ` 31 has been written back based on the reassessment of fair value. (` in millions, except share and per share data, unless otherwise stated) Notes to the Consolidated Financial Statements 244 Wipro Limited | Ambitions Realized 341113-001 27Jun22 13:03 Page 248

Consolidated financial statements under Ind AS The following table represent ageing of Capital work-in-progress as on March 31, 2021: Outstanding for following periods from due date of payment Less than 1 year 1-2 years 2-3 years More than 3 years Total Projects in progress ` 7,627 ` 5,431 ` 4,167 ` 742 ` 17,967 Projects temporarily suspended — 20 545 565 Total ` 7,627 ` 5,431 ` 4,187 ` 1,287 ` 18,532 Following table represent the ageing schedule for capital work-in progress, whose completion is overdue or has exceeded its cost compared to its original plan at on March 31, 2022: To be completed in Less than 1 year 1-2 years 2-3 years More than 3 years Projects in progress Kodathi ` 9,480 `—`—`— Gopannapally 3,977 —— Pune Phase 5 1,559 —— Projects temporarily suspended MWC Chennai ` 596 `—`—`— Following table represent the ageing schedule for capital work-in progress, whose completion is overdue or has exceeded its cost compared to its original plan at on March 31, 2021: To be completed in Less than 1 year 1-2 years 2-3 years More than 3 years Projects in progress Kodathi `—` 7,294 `—`— Gopannapally 2,165 3,393 — IT Projects 2,766 —— Pune Phase 5—1,346 — Sholinganallur 217 —— Pune Phase 4 196 —— Projects temporarily suspended MWC Chennai `—` 565 `—`— 7. Goodwill and Other Intangible Assets The movement in goodwill balance is given below: Year ended March 31, 2022 Year ended March 31, 2021 Balance at the beginning of the year ` 135,147 ` 126,894 Translation adjustment 5,145 (1,219) Acquisition through business combinations (1) (Refer to Note 8) 102,569 9,472 Balance at the end of the year ` 242,861 ` 135,147 (1) Acquisition through business combinations for the year ended March 31, 2022 and 2021 is after considering the impact of ` 116 and ` (72) towards changes in the purchase price allocation of acquisitions made during the year ended March 31, 2021 and 2020, respectively. The Company is organised by three operating segments: IT Services, IT Products and India State Run Enterprise Services. Goodwill as at March 31, 2022 and 2021 has been allocated to the IT Services operating segment. Goodwill recognised on business combinations is allocated to Cash Generating Units (CGUs), within the IT Services operating segment, which are expected to benefit from the synergies of the acquisitions. (` in millions, except share and per share data, unless otherwise stated) Notes to the Consolidated Financial Statements Integrated Annual Report 2021-22 245 Statutory Reports and Financial Statements 341113-001 27Jun22 13:03 Page 249

Consolidated financial statements under Ind AS Year ended March 31, 2022 Year ended March 31, 2021 CGUs Americas 1 ` 76,998 ` 64,469 Americas 2 82,231 32,172 Europe 62,539 24,953 Asia Pacific Middle East Africa (APMEA) 21,093 13,553 ` 242,861 ` 135,147 For impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Company’s operating segment. Goodwill is tested for impairment at least annually in accordance with the Company’s procedure for determining the recoverable value of each CGU. The recoverable amount of the CGU is determined based on FVLCD. The FVLCD of the CGU is determined based on the market capitalisation approach, using the turnover and earnings multiples derived from observable market data. The fair value measurement is categorised as a level 2 fair value based on the inputs in the valuation techniques used. Based on the above testing, no impairment was identified as at March 31, 2022 and 2021, as the recoverable value of the CGUs exceeded the carrying value. A sensitivity analysis to the change in the key parameters (turnover and earnings multiples) did not identify any probable scenarios where the CGU’s recoverable amount would fall below its carrying amount. The movement in other intangible assets is given below: Other intangible assets Customer-related Marketing-related Total Gross carrying value: As at April 1, 2021 ` 26,326 ` 1,611 ` 27,937 Acquisition through business combinations (Refer to Note 8) 27,834 9,814 37,648 Deductions/adjustments (11,984) (215) (12,199) Translation adjustment 1,190 218 1,408 As at March 31, 2022 ` 43,366 ` 11,428 ` 54,794 Accumulated amortisation/ impairment: As at April 1, 2021 ` 14,248 ` 604 ` 14,852 Amortization and impairment (1) 6,872 1,338 8,210 Deductions/adjustments (11,984) (215) (12,199) Translation adjustment 347 29 376 As at March 31, 2022 ` 9,483 ` 1,756 ` 11,239 Net carrying value as at March 31, 2022 ` 33,883 ` 9,672 ` 43,555 Gross carrying value: As at April 1, 2020 ` 32,490 ` 6,698 ` 39,188 Acquisition through business combinations (Refer to Note 8) 2,460 828 3,288 Deductions/adjustments (8,568) (5,756) (14,324) Translation adjustment (56) (159) (215) As at March 31, 2021 ` 26,326 ` 1,611 ` 27,937 Accumulated amortisation/ impairment: As at April 1, 2020 ` 17,898 ` 4,928 ` 22,826 Amortization and impairment (1) 5,060 1,548 6,608 Deductions/adjustments (8,568) (5,756) (14,324) Translation adjustment (142) (116) (258) As at March 31, 2021 ` 14,248 ` 604 ` 14,852 Net carrying value as at March 31, 2021 ` 12,078 ` 1,007 ` 13,085 (1) During the year ended March 31, 2021, change in business strategy of a customer led to a significant decline in the revenue and earnings estimates, resulting in revision of recoverable value of customer-relationship intangible assets recognised on business combination. Further, the Company integrated certain brands acquired as part of a business combination, resulting in discontinuance of the acquired brands. Consequently, the Company has recognised impairment charge ` 1,879 for the year ended March 31, 2021 as part of amortisation and impairment. (1) During the year ended March 31, 2021, due to change in our estimate of useful life of customer-related intangibles in an earlier business combination, the Company has recognised additional amortisation charge of ` 795. (` in millions, except share and per share data, unless otherwise stated) Notes to the Consolidated Financial Statements 246 Wipro Limited | Ambitions Realized 341113-001 27Jun22 13:03 Page 250

Statutory Reports and Financial Statements

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

As at March 31, 2022, the net carrying value and the estimated remaining amortisation period for intangible assets acquired on acquisition are as follows:

Acquisition	Net carrying value	Estimated remaining amortisation period
Capco - customer-related intangible	₹ 22,197	8.08 years
Capco - marketing-related intangible	7,477	9.08 years
Edgile, LLC	2,847	5.75 years
Ampion Holdings Pty Ltd	1,986	2.35 - 5.35 years
Vara Infotech Private Limited	1,596	4.5 - 7.5 years
Rational Interaction, Inc.	1,483	0.89 - 4.89 years
Eximius Design, LLC	1,313	1.9 - 5.4 years
4C NV	471	1.36 - 3.36 years
IVIA Serviços de Informática Ltda	332	3.37 years
International TechneGroup Incorporated	212	2.5 years
LeanSwift Solutions Inc.	148	0.75 - 2.25 years
Encore Theme Technologies Private Limited	117	1.7 - 3.71 years
Others	3,376	0.25 - 10.25 years
Total	**43,555**	

8. Business Combinations

Summary of acquisitions during the year ended March 31, 2022 is given below:

During the year ended March 31, 2022, the Company has completed four business combinations by acquiring 100% equity interest in:

(a) **Capco and its subsidiaries ("Capco")**, a global management and technology consultancy company providing digital, consulting and technology services to financial institutions in the Americas, Europe and Asia Pacific. This acquisition makes the Company one of the largest end-to-end global consulting, technology and transformation service providers to the banking and financial services industry. By combining our capabilities in strategic design, digital transformation, cloud, cybersecurity, IT and operations services with Capco's domain and consulting strength, our SMUs will be able to provide our clients the access to a partner who can deliver integrated, bespoke solutions to help fuel growth and achieve their transformation objectives. The acquisition was consummated on April 29, 2021 for total cash consideration of ₹ 109,530.

(b) **Ampion Holdings Pty Ltd and its subsidiaries ("Ampion")**, an Australia-based provider of cyber security, DevOps and quality engineering services. This acquisition is an important step in the direction of our new operating model which emphasises strategic investments in focus geographies, proximity to customers, agility, scale and localisation. It reinstates the commitment towards clients and stakeholders in Australia and New Zealand, under our APMEA SMU. Further, Ampion's product and services combined with ours and powered by engineering transformation, DevOps and security consulting services will bring scale and market agility to respond to the growing demands of customers. The acquisition was consummated on August 6, 2021 for total cash consideration of ₹ 9,102.

(c) **Edgile, LLC ("Edgile")**, a US based transformational cybersecurity consulting provider that focuses on risk and compliance, information and cloud security, and digital identity. This acquisition helps address the fast-growing demand for transformational cybersecurity consulting among Global 2000 enterprises. Together, Wipro and Edgile will help enterprises enhance boardroom governance of cybersecurity risk, invest in robust cyber strategies, and reap the value of practical security in action. In collaboration with an extensive roster of alliance partners from Wipro and Edgile, we will enable organisations to accelerate their digital transformation and operate in virtual and digital supply chains. The acquisition was consummated on December 31, 2021 for total consideration (upfront cash payout to acquire control and contingent consideration) of ₹ 17,176.

(d) **LeanSwift Solutions Inc. and its subsidiaries ("LeanSwift")**, a system integrator of Infor products for customers across the Americas and Europe. This acquisition aligns with our strategic investments in cloud transformation. The combined entity will provide Wipro an edge in key transformation deals, especially in the manufacturing and distribution sectors, by combining LeanSwift's expertise in the Infor CloudSuites with our broader cloud-native digital capabilities. The acquisition was consummated on December 31, 2021 for total cash consideration of ₹ 1,606.

Integrated Annual Report 2021-22 247

Consolidated financial statements under Ind AS Notes to the Consolidated Financial Statements (‘ in millions, except share and per share data, unless otherwise stated) The following table presents the purchase price allocation: Statutory Reports and Financial Statements Consolidated financial statements under Ind AS Notes to the Consolidated Financial Statements (‘ in millions, except share and per share data, unless otherwise stated) The Company has designated certain derivative instrument sascashflowhedgestomitigatetheforeignexchangeexposureof forecasted highly probable cash flows. The Company also designates foreign currency borrowings as hedge against respective net investments in foreign operations. As at March 31, 2022, a ‘1 increase in the spot exchange rate of the Indian rupee with the U.S. dollar would result in approximately ‘3,159(consolidated statement of profit and loss’ 1,366 and other comprehensive income ‘ 1,793) decrease in the fair value, and a ‘ 1 decrease would result in approximately ‘3,165 (consolidated statement of profit and loss’ 1,366 and other comprehensive income ‘ 1,799) increase in the fair value of foreign currency dollar denominated derivative instruments (forward and option contracts). Thebelowtablepresentsforeigncurrencyriskfromnon-derivativefinancialinstrumentsasatMarch31,2022and2021: DescriptionCapco Ampion Edgile LeanSwift Net assets’ 4,667 ‘ 1,235’ 1,306’ 199 Fair value of Customer-related intangibles24,273 1,7481,75459 Fair value of Marketing-related intangibles8,083 4601,160111 Deferred tax liabilities on intangible assets(9,383) (663)-(48) Total’ 27,640 ‘ 2,780’ 4,220’ 321 Goodwill81,890 6,32212,9561,285 Total purchase price’ 109,530 ‘ 9,102’ 17,176’ 1,606 Net Assets include: Cash and cash equivalents’ 4,278 ‘ 855’ 907’ 139 Fair value of acquired trade receivables included in net assets’ 6,167 ‘ 1,074’ 819’ 205 Gross contractual amount of acquired trade receivables6,181 1,074819221 Less: Allowance for lifetime expected credit loss(14) --(16) Transaction costs included in general and administrative’ 358 ‘ 49’ 152’ 88 expenses The purchase price allocation for Edgile and LeanSwift is provisional and will be finalised as soon as practicable within the measurement period, but in no event later than one year following the date of acquisition. The acquisition of Capco contributed revenues of ‘66,616 and profit after taxes of’ 4,336 for the Company during the year ended March 31, 2022. The other acquisitions completed during the year ended March 31, 2022 contributed revenues of ‘ 6,114 and profit after taxes of’ 55. If all the acquisitions during the year ended March 31, 2022, had been consummated on April 1, 2021, management estimates that consolidated revenues for the Company would have been ‘802,835 and the profit after taxes would have been 123,005 for the year ended March 31, 2022. The pro-forma amounts are not necessarily indicative of the actual or future results if the acquisition had been consummated on April 1, 2021. The goodwill of ‘ 102,453 comprises value of acquired workforce and expected synergies arising from the business combination. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes except for Edgile, LLC in the United States of America. The total consideration of Edgile includes a contingent consideration linked to achievement of revenues and earnings over a period of 2 years ending December 31, 2023, and range of contingent consideration payable is between ‘ Nil and ‘ 2,230. The fair value of the contingent consideration is estimated by applying the discounted cash flow approach considering discount rate of 2.9% and probability adjusted revenue and earnings estimates. The undiscounted fair value of contingent consideration is ‘ 1,531 as at the date of acquisition. The discounted fair value of contingent consideration of ‘ 1,462 is recorded as part of provisional purchase price allocation. Summary of acquisitions consummated after March 31, 2022 (a) Convergence Acceleration Solutions, LLC (“CAS Group”) is a US based consulting and program management company that specialises in driving large scale business and technology transformation for Fortune 100 communications service providers. The acquisition advances the Company’s strategic consulting capabilities as we help our clients drive large scale business and technology transformation. The acquisitions was consummated on April 11, 2022 for a total consideration (upfront cash to acquire control and contingent consideration) of ‘ 5,584. The total consideration for the acquisition of CAS Group includes a contingent consideration linked to achievement of revenues and earnings over a period of 3 years ending December 31, 2024, and range of contingent consideration payable is between ‘ Nil and ‘2,277. The fair value of the contingent consideration is estimated by applying the discounted cash flow approach considering discount rate of 4.58% and probability adjusted revenue and earnings estimates. The undiscounted fair value of contingent consideration is ‘ 1,804 as at the date of acquisition. The discounted fair value of contingent consideration of ‘ 1,662 is recorded as part of provisional purchase price allocation. The following table presents the provisional purchase price allocation: DescriptionCAS Group Net assets’ 554 Fair value of Customer-related intangibles1,614 Total’ 2,168 Goodwill3,416 Total purchase price’ 5,584 Net assets acquired include ‘ 127 of cash and cash equivalents and trade receivables valued at ‘ 453. 248 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements Consolidated financial statements under Ind AS Notes to the Consolidated Financial Statements (‘ in millions, except share and per share data, unless otherwise stated) The goodwill of ‘ 3,416 comprises value of acquired workforce and expected synergies arising from the business combination. Good will is allocated to IT Services segment and is deductible for income tax purposes in the United States of America. (b) Rizing Intermediate Holdings, Inc and its subsidiaries (“Rizing”) – On May 20, 2022, the Company acquired 100% equity interests in Rizing, a global SAP consulting firm with industry expertise and consulting capabilities in enterprise asset management, consumer industries, and human experience management for a total cash consideration of ‘ 44,622. Rizing complements the Company in capabilities (EAM, HCM and S/4HANA), in industries such as Energy and Utilities, Retail and Consumer Products, Manufacturing and Hi Tech in geographies across North America, Europe, Asia, and Australia. The initial accounting is incomplete at the time these consolidated financial statements are authorized for issue and the fair value remeasurement of the assets (including trade receivables) and liabilities, and the provisional purchase price allocation pursuant to Ind AS 103 are being assessed by an independent expert and are still on-going. Summary of acquisitions during the year ended March 31, 2021 is given below: During the year ended March 31, 2021, the Company has completed four business combinations (which individually are not material) for a total consideration (upfront cash payout to acquire control and contingent consideration) of ‘ 13,801. These include: a) ‘1,643 towards acquisition of IVIA Serviços de Informática Ltda. (“IVIA”) on August 14, 2020, a specialised IT services provider to financial services, retail and manufacturing sectors in Brazil b) ‘5,268 towards acquisition of 4C NV and its subsidiaries (“4C”) on August 11, 2020, a Sales force multi-cloud partner in Europe, U.K. and the Middle East c) ‘849 towards acquisition of Encore Theme Technologies Private Limited (“ETT”), a Finastra trade finance solutions partner across the Middle East, Africa, India and Asia Pacific on December 15, 2020, and d) ‘6,041 towards acquisition of Eximius Design, LLC and Eximius Design India Private Limited (“Eximius”) on February 25, 2021, a leading engineering services company with expertise in semiconductor, software and systems design. The following table presents the purchase price allocation: DescriptionPurchase price allocated Net assets’ 1,285 Fair value of Customer-related intangibles2,460 Fair value of Marketing-related intangibles828 Deferred tax liabilities on intangible assets(432) Total’ 4,141 Goodwill9,660 Total purchase price’ 13,801 The total consideration for IVIA includes a contingent consideration linked to achievement of revenues and earnings over a period of 3 years ending September 30, 2023, and range of contingent consideration payable is between’ Nil and ‘ 746. The fair value of the contingent consideration is estimated by applying the discounted cash flow approach considering discount rate of 5.7% and probability adjusted revenue and earnings estimates. The undiscounted fair value of contingent consideration is ‘ 525 as of the date of acquisition. The fair value of discounted contingent consideration of ‘ 460 is recorded as part of purchase price allocation. The total consideration for ETT includes a contingent consideration linked to achievement of revenues and earnings over a period of 18 months ending March 31, 2022, and range of contingent consideration payable is between ‘ Nil and ‘ 305. The fair value of the contingent consideration is estimated by applying the discounted cash flow approach considering discount rate of 7.4% and probability adjusted revenue and earnings estimates. The undiscounted fair value of contingent consideration is ‘ 215 as of the date of acquisition. The fair value of discounted contingent consideration of ‘ 196 is recorded as part of purchase price allocation. The total consideration for Eximius includes a contingent consideration linked to achievement of revenues and earnings over a period of 2 years ending March 31, 2023, and range of contingent consideration payable is between ‘ Nil and ‘ 1,738. The fair value of the contingent consideration is estimated by applying the discounted cash flow approach considering discount rate of 2.3% and probability adjusted revenue and earnings estimates. The undiscounted fair value of contingent consideration is ‘ 1,695 as of the date of acquisition. The fair value of discounted contingent consideration of ‘ 1,637 is recorded as part of purchase price allocation. Net assets acquired include ‘ 1,026 of cash and cash equivalents and trade receivables valued at ‘ 1,159. The goodwill of ‘ 9,660 comprises value of acquired workforce and expected synergies arising from the business combinations. Good will is allocated to IT Services segment and is not deductible for income tax purposes except for Eximius Design, LLC in the United States of America. Integrated Annual Report 2021-22 249

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The transaction costs of ₹ 175 related to the above acquisitions have been included in the consolidated statement of profit and loss.

The pro-forma effects of these business combinations on the Company's results were not material.

9. Investments

	As at March 31, 2022	As at March 31, 2021
Non-current		
Financial instruments at FVTPL		
Equity instruments - unquoted (Refer to Note 9.1)	₹ 1,976	₹ -
Fixed maturity plan mutual funds - unquoted (Refer to Note 9.2)	513	-
Financial instruments at FVTOCI		
Equity instruments - unquoted (Refer to Note 9.3)	14,922	10,546
Equity instruments - quoted (Refer to Note 9.4)	41	26
Financial instruments at amortised cost		
Inter corporate and term deposits - unquoted [1]	1,657	4
	₹ 19,109	**₹ 10,576**
Aggregate amount of quoted investments and aggregate market value thereof	₹ 41	₹ 26
Aggregate amount of unquoted investments	₹ 19,068	₹ 10,550
Current		
Financial instruments at FVTPL		
Short-term mutual funds - unquoted (Refer to Note 9.5)	₹ 15,550	₹ 23,502
Financial instruments at FVTOCI		
Commercial papers and certificate of deposits - unquoted (Refer to Note 9.6)	13,937	-
Non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds - quoted (Refer to Note 9.7)	190,902	131,382
Financial instruments at amortised cost		
Inter corporate and term deposits - unquoted [1]	21,266	20,823
	₹ 241,655	**₹ 175,707**
Aggregate amount of quoted investments and aggregate market value thereof	₹ 190,902	₹ 131,382
Aggregate amount of unquoted investments	₹ 50,753	₹ 44,325

[1] These deposits earn a fixed rate of interest. Term deposits include non-current and current deposits in lien with banks primarily on account of term deposits held as margin money deposits against guarantees amounting to ₹ Nil and ₹ 654, respectively (March 31, 2021: Term deposits non-current of ₹ 4 and Term deposits current of ₹ 615).

Investments accounted for using the equity method

The Company has no material associates as at March 31, 2022.

During the year ended March 31, 2022, as a result of acquisition by another investor, the Company sold its investment in Denim Group, Ltd. and Denim Group Management, LLC ("**Denim Group**"), accounted for using the equity method. Refer to note 23 for additional information.

The aggregate summarised financial information in respect of the Company's immaterial associates that are accounted for using the equity method is set forth below:

	As at March 31, 2022	As at March 31, 2021
Carrying amount of the Company's interest in associates accounted for using the equity method	₹ 774	₹ 1,464

	For the year ended March 31, 2022	For the year ended March 31, 2021
Company's share of net profit/(loss) of associates accounted for using the equity method in consolidated statement of profit and loss	₹ 57	₹ 130

250 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

9.1 Details of investments in equity instruments (unquoted) - classified as FVTPL

Particulars	Number of shares		Carrying value	
	As at March 31, 2022	As at March 31, 2021	As at March 31, 2022	As at March 31, 2021
Non-current				
Lilt, Inc.	872,713	-	₹ 378	-
YugaByte, Inc.	258,253	-	357	-
CyCognito Ltd.	330,957	-	227	-
Nexus Ventures Partner's VI, L.P.		-	189	-
Functionize, Inc.		-	152	-
vFunction Inc.	6,740,361	-	152	-
SYN Ventures Fund LP		-	118	-
Sealights Technologies Ltd.	840,854	-	114	-
Incorta, Inc.	185,165	-	90	-
TLV Partners IV, L.P.		-	60	-
Boldstart Opportunities III, L.P.		-	55	-
Sorenson Ventures, L.P.		-	42	-
Glilot Capital Partners IV, L.P		-	32	-
Altizon Systems Private Limited		-	10	₹ -
Total			**₹ 1,976**	**₹ -**

9.2 Investments in Fixed maturity plan mutual funds (unquoted) – classified as FVTPL

Particulars	Number of units		Carrying value	
	As at March 31, 2022	As at March 31, 2021	As at March 31, 2022	As at March 31, 2021
Non-current				
SBI Fixed Maturity Plan	24,998,750	-	₹ 261	₹ -
SBI Fixed Maturity Plan - Series 56 (1232 Days)	24,998,750	-	252	-
Total			**₹ 513**	**₹ -**

9.3 Details of investments in equity instruments (unquoted) - classified as FVTOCI

Particulars	Number of shares		Carrying value	
	As at March 31, 2022	As at March 31, 2021	As at March 31, 2022	As at March 31, 2021
Non-current				
Tricentis Corporation	4,933,051	4,933,051	₹ 2,698	₹ 674
YugaByte, Inc.	1,443,530	1,443,530	1,993	494
TLV Partners, L.P.			1,209	804
Vectra Networks, Inc	1,826,920	1,826,920	1,064	562
CyCognito Ltd.	1,422,816	1,422,816	977	216
TLV Partners II, L.P.			774	295
Immuta, Inc.	1,126,394	1,126,394	740	714
Incorta, Inc.	1,458,272	1,458,272	712	512
Harte Hanks Inc.	9,926	9,926	575	319
B Capital Fund II, L.P.			493	220
Work-Bench Ventures II-A, LP			413	170
Tradeshift Inc.	384,615	384,615	379	367
Boldstart Ventures IV, L.P.			379	156
Vicarious FPC, Inc.	555,103	173,575	321	309
Boldstart Opportunities II, L.P.			296	79
Glilot Capital Partners III L.P.			289	87
TLV Partners III, L.P.			288	73
Avaamo Inc.	1,887,193	1,887,193	261	252
Vulcan Cyber Limited	691,238	691,238	227	219

Integrated Annual Report 2021-22 251

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Particulars	Number of shares		Carrying value	
	As at March 31, 2022	As at March 31, 2021	As at March 31, 2022	As at March 31, 2021
Sealights Technologies Ltd.	1,343,635	1,343,635	182	146
Netspring Data, Inc.	928,160	-	152	-
Headspin Inc.	633,076	633,076	145	140
Moogsoft (Herd) Inc.	2,918,933	2,918,933	133	179
Squadcast, Inc.	837,111	-	91	-
Wep Peripherals Ltd.	306,000	306,000	60	60
Work-Bench Ventures III-A, LP			33	11
Altizon Systems Private Limited	23,758	23,758	19	38
Drivestream India Private Limited	267,600	267,600	19	19
CloudKnox Security Inc.	-	2,389,486	-	146
IntSights Cyber Intelligence Limited	-	2,192,838	-	620
Ensono Holdings, LLC	-	13,024,920	-	2,665
Total			**₹ 14,922**	**₹ 10,546**

9.4 Details of investments in equity instruments (quoted) - classified as FVTOCI

Particulars	Number of shares		Carrying value	
	As at March 31, 2022	As at March 31, 2021	As at March 31, 2022	As at March 31, 2021
Non-current				
Wep Solutions Limited	1,836,000	1,836,000	₹ 41	₹ 26
Total			**₹ 41**	**₹ 26**

9.5 Investments in short-term mutual funds (unquoted) – classified as FVTPL

Particulars	Number of units		Carrying value	
	As at March 31, 2022	As at March 31, 2021	As at March 31, 2022	As at March 31, 2021
Current				
Invesco India Overnight Fund	1,705,851	188,072	₹ 1,832	₹ 196
Nippon India Overnight Fund	15,346,643	-	1,751	-
SBI Overnight Fund Direct Plan Growth	423,320	579,846	1,465	1,945
Axis Overnight Fund	1,247,396	983,593	1,402	1,070
ICICI Prudential Overnight Fund Direct Growth	9,148,551	16,299,450	1,048	1,809
Kotak Overnight Fund	883,375	994,788	1,002	1,092
L&T Arbitrage Opportunities Fund	61,588,446	-	1,001	-
SBI Liquid Fund Direct Growth	300,077	-	1,000	-
Aditya Birla Sun Life Overnight Fund Direct Plan Growth	612,111	71,397	704	79
Kotak Gilt Fund	8,151,573	-	702	-
IDFC Overnight Fund	506,755	47,793	575	52
L&T Overnight Fund	341,747	77,647	567	125
LIC MF Overnight Fund Direct Plan Growth	500,880	629,140	552	671
HDFC Overnight Fund Direct Plan Growth	162,018	364,207	512	1,114
DSP Overnight Fund Direct Plan Growth	424,922	501,432	484	553
HSBC Overnight Fund	316,816	55,197	352	59
UTI Overnight Fund Direct Plan Growth	68,733	22,524	200	63
Tata Overnight Fund	136,893	106,323	154	115
Sundaram Overnight Fund	108,272	-	122	-
Baroda Overnight Fund	91,400	635,996	102	687
Mirae Asset Overnight Fund	21,038	51,808	23	55
UTI Arbitrage Fund-Growth Plan	-	107,117,931	-	3,048
Kotak Equity Arbitrage Fund-Direct Plan-Growth	-	84,544,140	-	2,560

252 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Particulars	Number of units		Carrying value	
	As at March 31, 2022	As at March 31, 2021	As at March 31, 2022	As at March 31, 2021
HDFC Arbitrage Fund – Wholesale Plan – Growth	-	141,089,753	-	2,177
ICICI Prudential Equity Arbitrage Fund – Direct Plan – Growth	-	61,667,716	-	1,730
IDFC Arbitrage Fund – Growth – Direct Plan	-	48,133,290	-	1,288
Aditya Birla Sun Life Arbitrage Fund	-	46,133,795	-	1,005
DSP Floater Fund	-	99,995,000	-	1,005
IDFC Arbitrage Fund – Monthly Dividend – Direct Plan	-	74,705,539	-	1,004
Total			**₹ 15,550**	**₹ 23,502**

9.6 Investment in commercial papers and certificate of deposits (unquoted)– classified as FVTOCI

Particulars	As at March 31, 2022	As at March 31, 2021
Current		
Small Industries Development Bank of India	₹ 7,691	₹ -
SBI Cards and Payment Service Limited	2,380	-
HDFC Bank Limited	1,938	-
Kotak Mahindra Bank Limited	1,928	-
Total	**₹ 13,937**	**₹ -**

9.7 Investment in Non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds (quoted) – classified as FVTOCI

Particulars	As at March 31, 2022	As at March 31, 2021
Current		
National Highways Authority of India	₹ 19,660	₹ 20,520
Bajaj Finance Limited	14,195	-
HDB Financial Services Limited	14,090	12,172
Sundaram Finance Limited	13,893	-
Kotak Mahindra Prime Limited	13,670	9,258
Tata Capital Financial Services Limited	13,598	12,639
Rural Electrification Corporation Limited	13,537	7,788
Kotak Mahindra Investments Limited	13,230	7,537
National Bank for Agriculture and Rural Development	13,168	4,946
Tata Capital Housing Finance Limited	12,192	3,445
Government Securities	10,774	27,374
Axis Bank Limited	8,041	-
LIC Housing Finance Limited	7,363	3,042
Power Finance Corporation Limited	5,788	7,064
Housing Development Finance Corporation Limited	4,981	2,785
Indian Railway Finance Corporation Limited	4,547	4,398
ICICI Bank Limited	3,686	-
SBI Cards and Payment Service Limited	3,025	-
HDFC Bank Limited	1,008	-
NTPC Limited	449	4,050
ANZ Bank	7	7
Aditya Birla Finance Limited	-	2,005
Small Industries Development Bank of India	-	1,504
Kotak Mahindra Bank Limited	-	848
Total	**₹ 190,902**	**₹ 131,382**

Integrated Annual Report 2021-22 253

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

10. Financial Instruments

	As at March 31, 2022	As at March 31, 2021
Financial assets:		
Cash and cash equivalents	₹ 103,836	₹ 169,793
Investments		
Financial instruments at FVTPL	18,039	23,502
Financial instruments at FVTOCI	219,802	141,954
Financial instruments at Amortised cost	22,923	20,827
Other financial assets		
Trade receivables	119,984	98,656
Unbilled receivables	60,809	27,124
Other assets	48,998	13,333
Derivative assets	3,038	4,080
	₹ 597,429	**₹ 499,269**
Financial liabilities:		
Trade payables and other liabilities		
Trade payables	₹ 62,522	₹ 51,816
Lease liabilities	24,233	21,182
Other financial liabilities	72,583	28,457
Borrowings	151,696	83,332
Derivative liabilities	633	1,070
	₹ 311,667	**₹ 185,857**

Offsetting financial assets and liabilities

The following table contains information on other financial assets and trade payables and other liabilities, subject to offsetting:

	As at March 31, 2022	As at March 31, 2021
Financial Assets:		
Gross amounts of recognised other financial assets	₹ 239,897	₹ 146,709
Gross amounts of recognised financial liabilities set off in the consolidated balance sheet	(10,106)	(7,596)
Net amounts of recognised other financial assets presented in the consolidated balance sheet	**₹ 229,791**	**₹ 139,113**
Financial liabilities		
Gross amounts recognised as Trade payables and other liabilities	₹ 145,211	₹ 87,869
Gross amounts of recognised financial liabilities set off in the consolidated balance sheet	(10,106)	(7,596)
Net amounts of recognised Trade payables and other liabilities presented in the consolidated balance sheet	**₹ 135,105**	**₹ 80,273**

For the financial assets and liabilities subject to offsetting or similar arrangements, each agreement between the Company and the counterparty allows for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such an election, financial assets and liabilities will be settled on a gross basis and hence are not offset.

Fair value

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, eligible current and non-current assets, borrowings, trade payables, eligible current liabilities and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, eligible current and non-current assets, borrowings, trade payables, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. The Company's long-term debt

254 **Wipro Limited** | Ambitions Realized

Statutory Reports and Financial Statements

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

has been contracted at market rates of interest. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated losses on these receivables. As at March 31, 2022 and 2021, the carrying value of such receivables, net of allowances approximates the fair value.

Investments in short-term mutual funds and fixed maturity plans, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in non-convertible debentures, government securities, commercial papers, certificate of deposits and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI or FVTPL is determined using market multiples method.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility etc.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the year ended March 31, 2022.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

Particulars	As at March 31, 2022				As at March 31, 2021			
	Fair value measurements at reporting date				Fair value measurements at reporting date			
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets								
Derivative instruments:								
Cash flow hedges	₹ **2,242**	₹	₹ 2,242	₹ -	₹ **2,998**	-	₹ 2,998	₹ -
Others	**796**	-	796	-	**1,082**	-	₹ 1,082	-
Investments:								
Short-term mutual funds	**15,550**	15,550	-	-	**23,502**	23,502	-	-
Fixed maturity plan mutual funds	**513**	-	513	-	**-**	-	-	-
Equity instruments	**16,939**	41	574	16,324	**10,572**	26	319	10,227
Non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds	**204,839**	1,251	203,588	-	**131,382**	2,217	129,165	-
Liabilities								
Derivative instruments:								
Cash flow hedges	₹ **(299)**	₹ -	₹ (299)	₹ -	₹ **(816)**	₹ -	₹ (816)	₹ -
Others	**(334)**	-	(334)	-	**(254)**	-	(254)	-
Contingent consideration	**(4,329)**	-	-	(4,329)	**(2,293)**	-	-	(2,293)

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters into derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at March 31, 2022, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognised at fair value.

Integrated Annual Report 2021-22 255

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Investment in non-convertible debentures, government securities, commercial papers, certificate of deposits and bonds: Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.

Investment in equity instruments and fixed maturity plan mutual funds: Fair value of these instruments is derived based on indicative quotes of price prevailing in the market as at reporting date.

The following methods and assumptions were used to estimate the fair value of the level 3 financial instruments included in the above table.

Investment in equity instruments: Fair value of these instruments is determined using market multiples method.

Details of assets and liabilities considered under Level 3 classification

	As at March 31, 2022	As at March 31, 2021
Investment in equity instruments		
Balance at the beginning of the year	**₹ 10,227**	**₹ 9,178**
Additions	3,973	1,575
Disposals	(7,697)	(1,256)
Transfers out of level 3	-	(27)
Unrealised gain recognised in statement of profit and loss (Refer to Note 24)	40	-
Gain recognised in other comprehensive income	9,423	1,009
Translation adjustment	358	(252)
Balance at the end of the year	**₹ 16,324**	**₹ 10,227**
Contingent consideration		
Balance at the beginning of the year	**₹ (2,293)**	**₹ -**
Additions	(2,533)	(2,293)
Reversals	468	-
Payouts	309	-
Finance expense recognised in statement of profit and loss	(117)	(25)
Translation adjustment	(163)	25
Balance at the end of the year	**₹ (4,329)**	**₹ (2,293)**

During the year ended March 31, 2022, as a result of acquisition by another investor, the Company sold its shares in Ensono Holdings, LLC, Cloudknox Security Inc. and IntSights Cyber Intelligence Limited at a fair value of ₹ 7,573 and recognised a cumulative gain of ₹ 2,848 in other comprehensive income.

During the year ended March 31, 2021, as a result of acquisition by another investor, the Company sold its shares in CloudGenix and Emailage Corp at a fair value of ₹ 1,256 and recognised a cumulative gain of ₹ 884 in other comprehensive income.

Derivative assets and liabilities:

The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counterparties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company's derivative contracts outstanding:

(in million)

	As at March 31, 2022		As at March 31, 2021	
	Notional	Fair value	Notional	Fair value
Designated derivative instruments				
Sell : Forward contracts	USD 1,413	₹ 509	USD 1,577	₹ 2,293
	€ 191	₹ 668	€ 109	₹ 114
	£ 173	₹ 645	£ 96	₹ (254)
	AUD 170	₹ (217)	AUD 103	₹ (246)

256 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2022		As at March 31, 2021	
	Notional	Fair value	Notional	Fair value
Range forward option contracts	USD 493	₹ 217	USD 138	₹ 385
	€ 6	₹ 8	€ 20	₹ 24
	£ 28	₹ 119	£ 55	₹ (116)
	AUD 11	₹ (6)	AUD 34	₹ (18)
Non-designated derivative instruments				
Sell : Forward contracts [(1)]	USD 1,452	₹ 536	USD 1,638	₹ 480
	€ 109	₹ 1	€ 99	₹ 202
	£ 91	₹ 81	£ 104	₹ 98
	AUD 47	₹ (122)	AUD 29	₹ 11
	SGD 4	₹ (1)	SGD 9	₹ 5
	ZAR 8	₹ ^	ZAR 22	₹ (1)
	CAD 47	₹ (25)	CAD 30	₹ 3
	SAR 33	₹ (1)	SAR 137	₹ (1)
	PLN 14	₹ (2)	PLN 8	₹ 2
	CHF 5	₹ (5)	CHF 10	₹ 13
	QAR 11	₹ (4)	QAR 15	₹ (6)
	TRY 30	₹ 6	TRY 47	₹ 42
	NOK 13	₹ (3)	NOK 4	₹ ^
	OMR 2	₹ ^	OMR 2	₹ (1)
	SEK 17	₹ (2)	SEK 42	₹ 10
	JPY 513	₹ 20	JPY 370	₹ 6
	DKK 2	₹ ^	DKK -	₹ -
Buy : Forward contracts	SEK 22	₹ 2	SEK 37	₹ (15)
	DKK 16	₹ (2)	DKK 45	₹ (12)
	CHF 2	₹ (1)	CHF 2	₹ (6)
	RMB -	₹ -	RMB 30	₹ (2)
	AED 26	₹ ^	AED 9	₹ ^
	JPY 447	₹ (18)	JPY -	₹ -
	CNH 11	₹ ^	CNH -	₹ -
	NOK 12	₹ (1)	NOK -	₹ -
Interest Rate Swaps	INR 4,750	₹ 3	INR -	₹ -
		₹ 2,405		**₹ 3,010**

[(1)] USD 1,452 and USD 1,638 includes USD/PHP sell forward of USD 86 and USD 244 as at March 31, 2022 and 2021, respectively.
^ Value is less than ₹ 1.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

The following table summarises activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	As at March 31, 2022	As at March 31, 2021
Balance as at the beginning of the year	**₹ 2,182**	**₹ (2,876)**
Changes in fair value of effective portion of derivatives	3,943	4,753
Net (gain)/loss reclassified to consolidated statement of profit and loss on occurrence of hedged transactions [(1)]	(4,182)	305
Gain/(loss) on cash flow hedging derivatives, net	₹ (239)	₹ 5,058

Integrated Annual Report 2021-22 257

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2022	As at March 31, 2021
Balance as at the end of the year	**₹ 1,943**	**₹ 2,182**
Deferred tax thereon	(466)	(452)
Balance as at the end of the year, net of deferred tax	**₹ 1,477**	**₹ 1,730**

[1] Includes net (gain)/loss reclassified to revenue of ₹ (4,979) and ₹ 58 for year ended March 31, 2022 and 2021, respectively and net (gain)/loss reclassified to expense of ₹ 797 and ₹ 247 for year ended March 31, 2022 and 2021, respectively.

The related hedge transactions for balance in cash flow hedging reserves as at March 31, 2022 are expected to occur and be reclassified to the consolidated statement of profit and loss over a period of one year.

As at March 31, 2022 and 2021, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

Sale of financial assets

From time to time, in the normal course of business, the Company transfers accounts receivables, unbilled receivables, net investment in finance lease receivables (financial assets) to banks. Under the terms of the arrangements, the Company surrenders control over the financial assets and transfer is without recourse. Accordingly, such transfers are recorded as sale of financial assets. Gains and losses on sale of financial assets without recourse are recorded at the time of sale based on the carrying value of the financial assets and fair value of servicing liability. The incremental impact of such transactions on our cash flow and liquidity for the year ended March 31, 2022 and 2021 is not material.

In certain cases, transfer of financial assets may be with recourse. Under arrangements with recourse, the Company is obligated to repurchase the uncollected financial assets, subject to limits specified in the agreement with the banks. These are reflected as part of borrowings in the consolidated balance sheet.

Financial risk management

Market Risk

Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables and borrowings.

The Company's exposure to market risk is a function of investment and borrowing activities and revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of the Company's earnings and equity to losses.

Risk Management Procedures

The Company manages market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. The corporate treasury department recommends risk management objectives and policies, which are approved by senior management and Audit Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies.

Foreign currency risk

The Company operates internationally, and a major portion of its business is transacted in several currencies. Consequently, the Company is exposed to foreign exchange risk through receiving payment for sales and services in the United States of America and elsewhere and making purchases from overseas suppliers in various foreign currencies. The exchange rate risk primarily arises from foreign exchange revenue, receivables, cash balances, forecasted cash flows, payables and foreign currency loans and borrowings. A significant portion of the Company's revenue is in the U.S. Dollar, the Pound Sterling, the Euro, the Canadian Dollar and the Australian Dollar, while a large portion of costs are in Indian rupees. The exchange rate between the rupee and these currencies has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against these currencies can adversely affect the Company's results of operations.

The Company evaluates exchange rate exposure arising from these transactions and enters into foreign currency derivative instruments to mitigate such exposure. The Company follows established risk management policies, including the use of derivatives like foreign exchange forward/option contracts to hedge forecasted cash flows denominated in foreign currency.

258 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The Company has designated certain derivative instruments as cash flow hedges to mitigate the foreign exchange exposure of forecasted highly probable cash flows. The Company also designates foreign currency borrowings as hedge against respective net investments in foreign operations.

As at March 31, 2022, a ₹ 1 increase in the spot exchange rate of the Indian rupee with the U.S. dollar would result in approximately ₹ 3,159 (consolidated statement of profit and loss ₹ 1,366 and other comprehensive income ₹ 1,793) decrease in the fair value, and a ₹ 1 decrease would result in approximately ₹ 3,165 (consolidated statement of profit and loss ₹ 1,366 and other comprehensive income ₹ 1,799) increase in the fair value of foreign currency dollar denominated derivative instruments (forward and option contracts).

The below table presents foreign currency risk from non-derivative financial instruments as at March 31, 2022 and 2021:

	As at March 31, 2022						
	US $	Euro	Pound Sterling	Australian Dollar	Canadian Dollar	Other currencies [1]	Total
Trade receivables	₹ 34,969	₹ 9,429	₹ 10,016	₹ 4,455	₹ 1,711	₹ 4,078	₹ 64,658
Unbilled receivables	22,003	3,928	3,522	2,159	872	2,335	34,819
Contract assets	4,239	3,417	3,968	1,194	168	957	13,943
Cash and cash equivalents	13,603	2,808	966	537	1,936	2,649	22,499
Other assets	44,559	3,980	354	519	626	1,319	51,357
Lease Liabilities	(3,813)	(3,449)	(958)	(189)	(83)	(1,420)	(9,912)
Trade payables and other financial liabilities	(28,907)	(9,087)	(9,784)	(1,725)	(663)	(6,193)	(56,359)
Net assets/ (liabilities)	**₹ 86,653**	**₹ 11,026**	**₹ 8,084**	**₹ 6,950**	**₹ 4,567**	**₹ 3,725**	**₹ 121,005**

	As at March 31, 2021						
	US $	Euro	Pound Sterling	Australian Dollar	Canadian Dollar	Other currencies [1]	Total
Trade receivables	₹ 33,421	₹ 9,094	₹ 9,334	₹ 4,101	₹ 1,436	₹ 4,196	₹ 61,582
Unbilled receivables	9,255	1,681	1,740	803	283	821	14,583
Contract assets	5,111	1,121	2,755	838	102	536	10,463
Cash and cash equivalents	11,838	1,385	2,052	765	1,876	2,728	20,644
Other assets	73,212	3,981	9,116	2	891	3,479	90,681
Lease Liabilities	(3,800)	(2,684)	(1,575)	(202)	(117)	(1,548)	(9,926)
Trade payables and other financial liabilities	(23,187)	(3,569)	(4,370)	(1,415)	(350)	(2,622)	(35,513)
Net assets/ (liabilities)	**₹ 105,850**	**₹ 11,009**	**₹ 19,052**	**₹ 4,892**	**₹ 4,121**	**₹ 7,590**	**₹ 152,514**

[1] Other currencies reflect currencies such as Swiss Franc, Singapore Dollar, UAE Dirhams etc.

As at March 31, 2022 and 2021, respectively, every 1% increase/decrease in the respective foreign currencies compared to functional currency of the Company would impact results by approximately ₹ 1,210 and ₹ 1,525, respectively.

Interest rate risk

Interest rate risk primarily arises from floating rate borrowing, including various revolving and other lines of credit. The Company's investments are primarily in short-term investments, which do not expose it to significant interest rate risk. From time to time the Company manages its net exposure to interest rate risk relating to borrowings by entering into interest rate swap agreements, which allows it to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. Certain borrowings are also transacted at fixed interest rates. If interest rates were to increase by 100 bps as on March 31, 2022, additional net annual interest expense on floating rate borrowing would amount to approximately ₹ 951.

Credit risk

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, the Company periodically assesses the credit rating and financial reliability of customers, considering the financial condition, current economic trends, forward looking macroeconomic information, analysis of historical bad debts and ageing of accounts receivable. Individual risk limits are set accordingly. No single customer accounted for more than 10% of the accounts receivable as of March 31, 2022 and 2021, and revenues for the year ended March 31, 2022 and 2021. There is no significant concentration of credit risk.

Counterparty risk

Counterparty risk encompasses issuer risk on marketable securities, settlement risk on derivative and money market contracts and credit risk on cash and time deposits. Issuer risk is minimised by only buying securities which are at least AA rated in India based on Indian rating agencies. Settlement and credit risk is reduced by the policy of entering into transactions with

Integrated Annual Report 2021-22 259

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

counterparties that are usually banks or financial institutions with acceptable credit ratings. Exposure to these risks are closely monitored and maintained within predetermined parameters. There are limits on credit exposure to any financial institution. The limits are regularly assessed and determined based upon credit analysis including financial statements and capital adequacy ratio reviews.

Liquidity risk

Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time or at a reasonable price. The Company's corporate treasury department is responsible for liquidity and funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company's net liquidity position through rolling forecasts based on the expected cash flows. As of March 31, 2022, cash and cash equivalents are held with major banks and financial institutions.

The table below provides details regarding the remaining contractual maturities of significant financial liabilities at the reporting date. The amounts include estimated interest payments and exclude the impact of netting agreements, if any.

	As at March 31, 2022						
	Less than 1 year	1-2 years	2-4 years	Beyond 4 years	Total cash flows	Interest included in total cash flows	Carrying value
Borrowings	₹ 97,693	₹ 912	₹ 1,706	₹ 57,261	**₹ 157,572**	₹ (5,876)	**₹ 151,696**
Lease liabilities	9,872	6,947	6,913	2,344	**26,076**	(1,843)	**24,233**
Trade payables	62,522	-	-	-	**62,522**	-	**62,522**
Derivative liabilities	585	10	38	-	**633**	-	**633**
Other financial liabilities	69,638	2,833	220	-	**72,691**	(108)	**72,583**

	As at March 31, 2021						
Contractual cash flows	Less than 1 year	1-2 years	2-4 years	Beyond 4 years	Total cash flows	Interest included in total cash flows	Carrying value
Borrowings	₹ 77,609	₹ 166	₹ 7,441	₹ -	**₹ 85,216**	₹ (1,884)	**₹ 83,332**
Lease liabilities	8,398	6,317	6,017	2,091	**22,823**	(1,641)	**21,182**
Trade payables	51,816	-	-	-	**51,816**	-	**51,816**
Derivative liabilities	1,070	-	-	-	**1,070**	-	**1,070**
Other financial liabilities	26,169	1,330	1,077	-	**28,576**	(119)	**28,457**

The balanced view of liquidity and financial indebtedness is stated in the table below. The management for external communication with investors, analysts and rating agencies uses this calculation of the net cash position:

	As at March 31, 2022	As at March 31, 2021
Cash and cash equivalents	₹ 103,836	₹ 169,793
Investments - current	241,655	175,707
Borrowings	(151,696)	(83,332)
	₹ 193,795	**₹ 262,168**

11. Trade Receivables

The following table represent ageing of Trade receivables as on March 31, 2022:

	Outstanding for following periods from due date of payment						
	Not Due	Less than 6 months	6 months - 1 year	1-2 years	2-3 years	More than 3 years	Total
Unsecured - Non-current							
Undisputed Trade receivables – considered good	₹ 1,060	₹ -	₹ -	₹ -	₹ -	₹ -	₹ 1,060
Disputed Trade receivables–considered good	-	-	48	3,657	-	-	3,705
	₹ 1,060	**₹ -**	**₹ 48**	**₹ 3,657**	**₹ -**	**₹ -**	**₹ 4,765**

260 **Wipro Limited** | Ambitions Realized

Statutory Reports and Financial Statements
Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

	Outstanding for following periods from due date of payment						
	Not Due	Less than 6 months	6 months - 1 year	1-2 years	2-3 years	More than 3 years	Total
Unsecured - Current							
Undisputed Trade receivables – considered good	₹ 84,357	₹ 26,272	₹ 1,724	₹ 2,077	₹ 429	₹ 2,726	₹ 117,585
Undisputed Trade receivables – credit impaired	292	53	16	595	727	2,636	4,319
Disputed Trade receivables–considered good	-	377	17	640	55	2,525	3,614
	₹ 84,649	**₹ 26,702**	**₹ 1,757**	**₹ 3,312**	**₹ 1,211**	**₹ 7,887**	**₹ 125,518**
Gross Trade receivables							**₹ 130,283**
Less: Allowance for lifetime expected credit loss							(10,299)
Net Trade receivables							**₹ 119,984**

The following table represent ageing of Trade receivables as on March 31, 2021:

	Outstanding for following periods from due date of payment						
	Not Due	Less than 6 months	6 months - 1 year	1-2 years	2-3 years	More than 3 years	Total
Unsecured - Non-current							
Undisputed Trade receivables – considered good	₹ 1,279	₹ -	₹ -	₹ -	₹ -	₹ -	₹ 1,279
Disputed Trade Receivables–considered good	-	-	-	-	-	4,365	4,365
	₹ 1,279	**₹ -**	**₹ -**	**₹ -**	**₹ -**	**₹ 4,365**	**₹ 5,644**
Unsecured - Current							
Undisputed Trade receivables – considered good	₹ 63,586	₹ 27,245	₹ 1,496	₹ 1,319	₹ 1,008	₹ 2,785	₹ 97,439
Undisputed Trade Receivables – credit impaired	376	175	601	672	385	2,410	4,619
Disputed Trade Receivables–considered good	100	464	461	123	484	399	2,031
	₹ 64,062	**₹ 27,884**	**₹ 2,558**	**₹ 2,114**	**₹ 1,877**	**₹ 5,594**	**₹ 104,089**
Gross Trade receivables							**₹ 109,733**
Less: Allowance for lifetime expected credit loss							(11,077)
Net Trade receivables							**₹ 98,656**

The activity in the allowance for lifetime expected credit loss is given below:

	As at March 31, 2022	As at March 31, 2021
Balance at the beginning of the year	₹ 11,077	₹ 13,937
Additions / (Write-back) during the year, net	(797)	1,506
Charged against allowance	(76)	(4,381)
Translation adjustment	95	15
Balance at the end of the year	**₹ 10,299**	**₹ 11,077**

12. Other Financial Assets

	As at March 31, 2022	As at March 31, 2021
Non-current		
Finance lease receivables	₹ 4,262	₹ 3,144
Security deposits	1,396	1,477
Interest receivables	-	1,139
Others	426	328
	₹ 6,084	**₹ 6,088**
Current		
Finance lease receivables	₹ 5,065	₹ 3,438
Security deposits	1,513	1,149
Interest receivables	1,835	1,628
Dues from officers and employees	1,301	411
Deposit in interim dividend account	27,410	-
Others	5,790	619
	₹ 42,914	**₹ 7,245**
	₹ 48,998	**₹ 13,333**

Integrated Annual Report 2021-22 261

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Finance lease receivables

Finance lease receivables consist of assets that are leased to customers for a contract term ranging from 1 to 5 years, with lease payments due in monthly or quarterly installments. Details of finance lease receivables are given below:

	Minimum lease payments		Present value of minimum lease payments	
	As at March 31, 2022	As at March 31, 2021	As at March 31, 2022	As at March 31, 2021
Not later than one year	₹ 5,223	₹ 3,636	₹ 5,065	₹ 3,438
Later than one year but not later than five years	4,504	3,264	4,262	3,144
Gross investment in lease	**₹ 9,727**	**₹ 6,900**	**₹ 9,327**	**₹ 6,582**
Less: Unearned finance income	(400)	(318)	-	-
Present value of minimum lease payment receivables	**₹ 9,327**	**₹ 6,582**	**₹ 9,327**	**₹ 6,582**
Included in the consolidated balance sheet as follows:				
Non-current			₹ 4,262	₹ 3,144
Current			₹ 5,065	₹ 3,438

13. Other Assets

	As at March 31, 2022	As at March 31, 2021
Non-current		
Prepaid expenses	₹ 7,079	₹ 3,417
Costs to obtain contract [(1)]	3,128	3,413
Costs to fulfil contract [(2)]	295	337
Capital advances	273	777
Others (Refer to Note 39)	4,324	8,768
	₹ 15,099	**₹ 16,712**
Current		
Prepaid expenses	₹ 15,839	₹ 12,121
Dues from officers and employees	251	105
Advances to suppliers	3,179	3,199
Balance with GST and other authorities	7,566	7,903
Costs to obtain contract [(1)]	820	759
Costs to fulfil contract [(2)]	55	53
Others	1,223	783
	₹ 28,933	**₹ 24,923**
	₹ 44,032	**₹ 41,635**

[(1)] Costs to obtain contract amortisation of ₹ 902 and ₹ 1,257 during the year ended March 31, 2022 and 2021 respectively.

[(2)] Costs to fulfil contract amortisation of ₹ 54 and ₹ Nil during the year ended March 31, 2022 and 2021 respectively.

14. Inventories

	As at March 31, 2022	As at March 31, 2021
Finished goods [(1)]	₹ -	₹ 3
Stock-in-trade	1,308	936
Stores and spares	26	125
	₹ 1,334	**₹ 1,064**

[(1)] Includes goods in transit of ₹ 2 as at March 31, 2021

262 **Wipro Limited** | Ambitions Realized

Statutory Reports and Financial Statements

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

15. Cash and Cash Equivalents

	As at March 31, 2022	As at March 31, 2021
Balances with banks		
Current accounts	₹ 61,773	₹ 68,758
Demand deposits [(1)]	41,954	100,951
Unclaimed dividends	61	74
Cheques, drafts on hand	48	10
	₹ 103,836	₹ 169,793

[(1)] These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the statement of cash flows:

	As at March 31, 2022	As at March 31, 2021
Cash and cash equivalents (as above)	₹ 103,836	₹ 169,793
Bank overdrafts	(3)	(130)
	₹ 103,833	₹ 169,663

16. Equity Share Capital

	As at March 31, 2022	As at March 31, 2021
Authorised capital		
12,504,500,000 (March 31, 2021: 12,504,500,000) equity shares [Par value of ₹ 2 per share]	₹ 25,009	₹ 25,009
25,000,000 (March 31, 2021: 25,000,000) preference shares [Par value of ₹ 10 per share]	250	250
150,000 (March 31, 2021: 150,000) 10% Optionally convertible cumulative preference shares [Par value of ₹ 100 per share]	15	15
	₹ 25,274	₹ 25,274
Issued, subscribed and fully paid-up capital		
5,482,070,115 (March 31, 2021: 5,479,138,555) equity shares of ₹ 2 each	₹ 10,964	₹ 10,958
	₹ 10,964	₹ 10,958

Terms / Rights attached to equity shares

The Company has only one class of equity shares having a par value of ₹ 2 per share. Each shareholder of equity shares is entitled to one vote per share. The Company declares and pays dividend in Indian Rupees. The final dividend proposed by the Board of Directors is subject to shareholders approval in the ensuing Annual General Meeting.

Following is the summary of per share dividends recognised as distributions to equity shareholders:

	For the year ended March 31, 2022	For the year ended March 31, 2021
Interim dividend (Board recommended the adoption of the interim dividend as the final dividend) (Refer to note 33)	₹ 6 per share	₹ 1 per share

In the event of liquidation of the Company, the equity shareholders will be entitled to receive the remaining assets of the Company, after distribution of all preferential amounts, if any, in proportion to the number of equity shares held by the shareholders.

i. Reconciliation of number of shares

	As at March 31, 2022		As at March 31, 2021	
	No. of Shares	₹ Million	No. of Shares	₹ Million
Opening number of equity shares / American Depository Receipts (ADRs) outstanding	5,479,138,555	10,958	5,713,357,390	11,427
Equity shares issued pursuant to Employee Stock Option Plan	2,931,560	6	3,281,165	6
Buyback of equity shares (Refer to Note 33)	-	-	(237,500,000)	(475)
Closing number of equity shares / ADRs outstanding	**5,482,070,115**	**10,964**	**5,479,138,555**	**10,958**

Integrated Annual Report 2021-22 263

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

ii. Details of shareholders holding more than 5% of the total equity shares of the Company

Name of the Shareholder	As at March 31, 2022		As at March 31, 2021	
	No. of Shares	% held	No. of Shares	% held
Mr. Azim Hasham Premji Partner representing Hasham Traders	928,946,043	16.95	928,946,043	16.95
Mr. Azim Hasham Premji Partner representing Prazim Traders	1,119,892,315	20.43	1,119,892,315	20.44
Mr. Azim Hasham Premji Partner representing Zash Traders	1,135,618,360	20.72	1,135,618,360	20.73
Azim Premji Trust	558,676,017	10.19	558,676,017	10.20

iii. Other details of equity shares for a period of five years immediately preceding March 31, 2022

(a) 237,500,000, 323,076,923, 343,750,000 and 40,000,000 equity shares were bought back by the Company during the year ended March 31, 2021, 2020, 2018 and 2017 respectively. Refer to Note 33.

(b) 1,508,469,180 and 2,433,074,327 bonus shares were issued during the year ended March 31, 2019 and 2018.

iv. Shares reserved for issue under the employee stock incentive plans

For details of shares reserved for issue under the employee stock incentive plans of the Company, Refer to Note 32.

v. Details of shareholding of Promoters and Promoter Group are as under:

Name of the Promoter and Promoter Group	As at March 31, 2022			As at March 31, 2021		
	No. of Shares	% of total shares	% change during the year	No. of Shares	% of total shares	% change during the year
Azim H. Premji	236,815,234	4.3%	-	236,815,234	4.3%	-
Yasmeen A. Premji	2,689,770	0.0%	-	2,689,770	0.0%	-
Rishad A. Premji	1,738,057	0.0%	-	1,738,057	0.0%	-
Tariq A. Premji	1,580,755	0.0%	135.7%	670,755	0.0%	-
Mr Azim Hasham Premji Partner representing Hasham Traders	928,946,043	16.9%	-	928,946,043	17.0%	(1.1%)
Mr Azim Hasham Premji Partner representing Prazim Traders	1,119,892,315	20.4%	-	1,119,892,315	20.4%	(0.7%)
Mr Azim Hasham Premji Partner representing Zash Traders	1,135,618,360	20.7%	-	1,135,618,360	20.7%	(0.7%)
Hasham Investment And Trading Co Pvt. Ltd.	1,425,034	0.0%	-	1,425,034	0.0%	-
Azim Premji Trust [1]	558,676,017	10.2%	-	558,676,017	10.2%	(26.2%)
Azim Premji Philanthropic Initiatives Pvt. Ltd. [2]	14,568,663	0.3%	-	14,568,663	0.3%	(26.2%)

[1] Mr. Azim H. Premji disclaims the beneficial ownership of 558,676,017 shares held by Azim Premji Trust

[2] Mr. Azim H. Premji also disclaims the beneficial ownership of 14,568,663 shares held by Azim Premji Philanthropic Initiatives Private Limited

The % of total shares held by Promoter and Promoters Group changed during the year ended March 31, 2021 on account of buyback of equity shares by the Company.

17. Borrowings

	As at March 31, 2022	As at March 31, 2021
Non-current		
Unsecured		
Unsecured Notes 2026 [1]	₹ 56,403	₹ -
Borrowings from banks	-	7,310
Loans from institutions other than banks	60	148
	₹ 56,463	**₹ 7,458**

264 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2022	As at March 31, 2021
Current		
Unsecured		
Bank overdrafts	₹ 3	₹130
Borrowings from Banks	95,143	75,585
Loans from institutions other than banks	87	159
	₹ 95,233	**₹ 75,874**
	₹ 151,696	**₹ 83,332**

(1) On June 23, 2021, Wipro IT Services LLC, a wholly owned step-down subsidiary of Wipro Limited, issued US$ 750 million in unsecured notes 2026 (the "**Notes**"). The Notes bear interest at a rate of 1.50% per annum and will mature on June 23, 2026. The notes were issued at the discounted price of 99.636% against par value and have an effective interest rate of 1.6939% after considering the issue expenses and discount of ₹ 501 (US$ 6.7 million). Interest on the Notes is payable semi-annually on June 23 and December 23 of each year, commencing from December 23, 2021. The Notes are listed on Singapore Exchange Securities Trading Limited (SGX-ST).

Short-term borrowings

The Company had borrowings amounting to ₹ 95,146 and ₹ 60,363, as at March 31, 2022 and 2021, respectively. The principal source of borrowings from banks as at March 31, 2022 primarily consists of lines of credit of approximately ₹ 86,873, U.S. Dollar (US$) 713 million, Canadian Dollar (CAD) 10 million, Saudi Riyal (SAR) 140 million, Euro (EUR) 18 million, Pound Sterling (GBP) 7 million, Bahraini Dinar (BHD) 1 million, Australian Dollar (AUD $) 90 million, UAE Dirham (AED) 3 million, Thai Baht (THB) 5 million and Indonesian Rupiah (IDR) 290 million from bankers for working capital requirements and other short-term needs.

As at March 31, 2022, the Company has unutilised lines of credit aggregating ₹ 10,233, US$ 563 million, CAD 10 million, SAR 40 million, EUR 18 million, GBP 7 million, BHD 1 million, AED 3 million, THB 5 million and IDR 290 million. To utilise these unused lines of credit, the Company requires consent of the lender and compliance with certain financial covenants. Significant portion of these lines of credit are revolving credit facilities and floating rate foreign currency loans, renewable on a periodic basis.

Significant portion of these facilities bear floating rates of interest, referenced to country specific official benchmark interest rates and a spread, determined based on market conditions.

Long-term borrowings

A summary of long- term borrowings is as follows:

	As at March 31, 2022			As at March 31, 2021	
	Foreign currency in millions	Indian Rupee	Final maturity	Foreign currency in millions	Indian Rupee
Currency					
Unsecured Notes 2026					
U.S. Dollar (US$)	744	56,403	June-26	-	-
Unsecured loans					
U.S. Dollar (US$)	-	-		310	22,671
Canadian Dollar (CAD)	-	-		^	10
Indian Rupee (INR)	-	141	March-24	-	240
Australian Dollar (AUD)	-	-		^	26
Pound Sterling (GBP)	-	-		^	12
Euro (EUR)	^	6	April-23	^	10
		₹ 56,550			**₹ 22,969**
Non-current portion of long-term loans and borrowings		56,463			7,458
Current portion of long-term loans and borrowings		87			15,511

^ Value is less than 1

Interest expense on borrowings was ₹ 3,261 and ₹ 1,897 for the year ended March 31, 2022 and 2021, respectively.

Integrated Annual Report 2021-22 265

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Cash and non-cash changes in liabilities arising from financing activities:

	April 1, 2021	Cash flow	Issue expenses on Notes	Non-cash changes			March 31, 2022
				Net additions to Lease Liabilities	Effective interest rate adjustment	Foreign exchange movements	
Borrowings	₹ 83,202	₹ 68,310	₹ (298)	₹ -	₹ 77	₹ 402	₹ 151,693
Bank overdrafts	130	(127)	-	-	-	-	3
Lease liabilities	21,182	(9,730)	-	12,532	-	249	24,233
	₹ 104,514	**₹ 58,453**	**₹ (298)**	**₹ 12,532**	**₹ 77**	**₹ 651**	**₹ 175,929**

	April 1, 2020	Cash flow	Issue expenses on Notes	Non-cash changes			March 31, 2021
				Net additions to Lease Liabilities	Effective interest rate adjustment	Foreign exchange movements	
Borrowings	₹ 77,647	₹ 6,212	₹ -	₹ -	₹ -	₹ (657)	₹ 83,202
Bank overdrafts	395	(265)	-	-	-	-	130
Lease liabilities	19,198	(8,660)	-	10,404	-	240	21,182
	₹ 97,240	**₹ (2,713)**	**₹ -**	**₹ 10,404**	**₹ -**	**₹ (417)**	**₹ 104,514**

Non-fund based

The Company has non-fund based revolving credit facilities in various currencies equivalent to ₹ 48,369 and ₹ 56,421 as of March 31, 2022 and 2021, respectively, towards operational requirements that can be used for the issuance of letters of credit and bank guarantees. As of March 31, 2022 and 2021, an amount of ₹ 31,276 and ₹ 39,293, respectively, was unutilised out of these non-fund based facilities.

18. Other Financial Liabilities

	As at March 31, 2022	As at March 31, 2021
Non-current		
Contingent consideration (Refer to Note 10)	₹ 2,423	₹ 2,158
Advance from customers	-	123
Deposits and others	536	3
Cash Settled ADS RSUs	2	7
	₹ 2,961	**₹ 2,291**
Current		
Salary payable	₹ 36,512	₹ 24,696
Interim dividend payable	27,337	-
Contingent consideration (Refer to Note 10)	1,906	135
Deposits and others	1,881	694
Advance from customers	1,582	496
Interest accrued but not due on borrowing	325	47
Unclaimed dividends	61	74
Cash Settled ADS RSUs	18	24
	₹ 69,622	**₹ 26,166**
	₹ 72,583	**₹ 28,457**

19. Provisions

	As at March 31, 2022	As at March 31, 2021
Non-current		
Provision for employee benefits	₹ 2,720	₹ 3,055
Provision for warranty	1	2
	₹ 2,721	**₹ 3,057**

266 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2022	As at March 31, 2021
Current		
Provision for employee benefits	₹ 15,310	₹ 14,401
Provision for warranty	294	213
Provision for onerous contracts [(1)]	1,946	2,358
Others	531	864
	₹ 18,081	**₹ 17,836**
	₹ 20,802	**₹ 20,893**

[(1)] For the year ended March 31, 2021, provision for onerous contracts was included under Trade payables in the consolidated balance sheet and has been reclassified under Provisions.

A summary of activity in provision for warranty, onerous contracts and other provisions is as follows:

	Year ended March 31, 2022				Year ended March 31, 2021			
	Provision for warranty	Provision for onerous contracts	Others	Total	Provision for warranty	Provision for onerous contracts	Others	Total
Provision at the beginning of the year	₹ 215	₹ 2,358	₹ 864	₹ 3,437	₹ 318	₹ 1,841	₹ 689	₹ 2,848
Additions during the year, net	307	1,080	191	1,578	246	1,122	284	1,652
Utilised/written-back during the year	(227)	(1,492)	(524)	(2,243)	(349)	(605)	(109)	(1,063)
Provision at the end of the year	**₹ 295**	**₹ 1,946**	**₹ 531**	**₹ 2,772**	**₹ 215**	**₹ 2,358**	**₹ 864**	**₹ 3,437**
Included in the consolidated balance sheet as follows:								
Non-current portion	₹ 1	₹ -	₹ -	₹ 1	₹ 2	₹ -	₹ -	₹ 2
Current portion	₹ 294	₹ 1,946	₹ 531	₹ 2,771	₹ 213	₹ 2,358	₹ 864	₹ 3,435

Provision for warranty represents cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilised over a period of 1 to 2 years.

Provision for onerous contracts is recognised when the expected benefit by the company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract.

Other provisions primarily include provisions for compliance related contingencies. The timing of cash outflows in respect of such provision cannot be reasonably determined.

20. Other Liabilities

	As at March 31, 2022	As at March 31, 2021
Non-current:		
Others	₹ 4,851	₹ 4,780
	₹ 4,851	**₹ 4,780**
Current:		
Statutory and other liabilities	₹ 10,933	₹ 9,266
Advance from customers	629	362
Others	522	122
	₹ 12,084	**₹ 9,750**
	₹ 16,935	**₹ 14,530**

21. Trade Payables

The following table represent ageing of Trade payables as on March 31, 2022:

	Outstanding for following periods from due date of payment						
	Unbilled	Not Due	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Trade payables	₹ 33,837	₹ 24,911	₹ 2,963	₹ 205	₹ 40	₹ 566	₹ 62,522

Integrated Annual Report 2021-22 267

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The following table represent ageing of Trade payables as on March 31, 2021:

	Outstanding for following periods from due date of payment						
	Unbilled	Not Due	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Trade payables	₹ 28,584	₹ 18,152	₹ 3,692	₹ 341	₹ 180	₹ 867	₹ 51,816

Relationship with the Struck off companies

Transactions with the Struck off companies:

Name of Struck off Company	Nature of Transaction	Transactions during the year March 31, 2022	Balance outstanding as at March 31, 2022	Transactions during the year March 31, 2021	Balance outstanding as at March 31, 2021
Justhire Online Talent Management	Payables	₹ 2	₹ -	₹ -	₹ -
Hexatric Solution Private Limited	Payables	1	-	1	^
Balicon Engineering & Technologies	Payables	-	-	^	-
Spunk Indo Marketings Pvt. Ltd.	Payables	^	-	1	-

^ Value is less than ₹ 1

22. Revenue from Operations

A. Contract Assets and Liabilities

The Company classifies its right to consideration in exchange for deliverables as either a receivable or a contract asset.

A receivable is a right to consideration that is unconditional. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. For example, the Company recognises a receivable for revenues related to time and materials contracts or volume based contracts. The Company presents such receivables as part of unbilled receivables at their net estimated realisable value. The same is tested for impairment as per the guidance in Ind AS 109 using expected credit loss method.

Contract assets: During the year ended March 31, 2022 and 2021, ₹ 13,944 and ₹ 15,101 of contract assets pertaining to fixed price development contracts have been reclassified to receivables on completion of milestones.

Contract liabilities: During the year ended March 31, 2022 and 2021, the Company recognised revenue of ₹ 18,880 and ₹ 16,082 arising from contract liabilities as at March 31, 2021 and 2020 respectively.

Contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period.

B. Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognised, which includes contract liabilities and amounts that will be invoiced and recognised as revenue in future periods. Applying the practical expedient, the Company has not disclosed its right to consideration from customers in an amount that corresponds directly with the value to the customer of the Company's performance completed to date, which are contracts invoiced on time and material basis and volume based.

As at March 31, 2022 and 2021, the aggregate amount of transaction price allocated to remaining performance obligations, other than those meeting the exclusion criteria above, were ₹ 328,191 and ₹ 384,881, respectively, of which approximately 59% and 59%, respectively, is expected to be recognised as revenues within two years, and the remainder thereafter. This includes contracts with a substantive enforceable termination penalty if the contract is terminated without cause by the customer, based on an overall assessment of the contract carried out at the time of inception. Historically, customers have not terminated contracts without cause.

C. Disaggregation of Revenue

The tables below present disaggregated revenue from contracts with customers by business segment (refer to Note 36 "Segment Information"), sector and nature of contract. The Company believes that the below disaggregation best depicts the nature, amount, timing and uncertainty of revenue and cash flows from economic factors.

268 **Wipro Limited** | Ambitions Realized

Statutory Reports and Financial Statements

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Information on disaggregation of revenues for the year ended March 31, 2022 is as follows:

	IT Services					IT Products	ISRE	Total
	Americas 1	Americas 2	Europe	APMEA	Total			
A. Revenue								
Rendering of services	₹ 216,843	₹ 238,123	₹ 232,021	₹ 90,479	₹ 777,466	₹ -	₹ 7,295	₹ 784,761
Sale of products	-	-	-	-	-	6,173	-	6,173
	₹ 216,843	**₹ 238,123**	**₹232,021**	**₹ 90,479**	**₹ 777,466**	**₹ 6,173**	**₹ 7,295**	**₹ 790,934**
B. Revenue by sector								
Banking, Financial Services and Insurance	₹ 2,609	₹ 144,076	₹ 93,039	₹ 30,048	₹ 269,772			
Health	73,542	127	13,975	3,407	91,051			
Consumer	89,824	2,589	31,718	12,310	136,441			
Communications	9,387	1,207	12,952	15,035	38,581			
Energy, Natural Resources and Utilities	712	36,413	38,421	19,038	94,584			
Manufacturing	199	26,662	23,220	3,197	53,278			
Technology	40,570	27,049	18,696	7,444	93,759			
	₹ 216,843	**₹ 238,123**	**₹ 232,021**	**₹ 90,479**	**₹ 777,466**	**₹ 6,173**	**₹ 7,295**	**₹ 790,934**
C. Revenue by nature of contract								
Fixed price and volume based	₹ 121,656	₹ 131,975	₹ 139,031	₹ 56,104	₹ 448,766	₹ -	₹ 5,789	**₹ 454,555**
Time and materials	95,187	106,148	92,990	34,375	328,700	-	1,506	**330,206**
Products	-	-	-	-	-	6,173	-	**6,173**
	₹ 216,843	**₹ 238,123**	**₹ 232,021**	**₹ 90,479**	**₹ 777,466**	**₹ 6,173**	**₹ 7,295**	**₹ 790,934**

Information on disaggregation of revenues for the year ended March 31, 2021 is as follows:

	IT Services					IT Products	ISRE	Total
	Americas 1	Americas 2	Europe	APMEA	Total			
A. Revenue								
Rendering of services	₹ 177,387	₹ 178,920	₹ 164,498	₹ 82,050	₹ 602,855	₹ -	₹ 8,912	**₹ 611,767**
Sale of products	-	-	-	-	-	7,663	-	**7,663**
	₹ 177,387	**₹ 178,920**	**₹ 164,498**	**₹ 82,050**	**₹ 602,855**	**₹ 7,663**	**₹ 8,912**	**₹ 619,430**
B. Revenue by sector								
Banking, Financial Services and Insurance	₹ 2,609	₹ 103,040	₹ 56,275	₹ 23,228	₹ 185,152			
Health	64,397	18	12,390	4,789	81,594			
Consumer	68,258	2,306	17,731	10,544	98,839			
Communications	6,252	1,112	8,247	15,512	31,123			
Energy, Natural Resources and Utilities	426	27,405	31,271	19,717	78,819			
Manufacturing	265	23,350	22,339	3,024	48,978			
Technology	35,180	21,689	16,245	5,236	78,350			
	₹ 177,387	**₹ 178,920**	**₹ 164,498**	**₹ 82,050**	**₹ 602,855**	**₹ 7,663**	**₹ 8,912**	**₹ 619,430**
C. Revenue by nature of contract								
Fixed price and volume based	₹ 98,868	₹ 110,143	₹ 108,591	₹ 54,519	₹ 372,121	₹ -	₹ 7,166	**₹ 379,287**
Time and materials	78,519	68,777	55,907	27,531	230,734	-	1,746	**232,480**
Products	-	-	-	-	-	7,663	-	**7,663**
	₹ 177,387	**₹ 178,920**	**₹ 164,498**	**₹ 82,050**	**₹ 602,855**	**₹ 7,663**	**₹ 8,912**	**₹ 619,430**

23. Other Operating Income/(Loss), Net

Year ended March 31, 2022

The Company sold its investment in Ensono Holdings, LLC as a result of acquisition by another investor for a consideration of ₹ 5,628 and recognised a cumulative gain of ₹ 1,252 (net of tax ₹ 430) in other comprehensive income being profit on sale of

Integrated Annual Report 2021-22 269

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

investment designated as FVTOCI. The Company also recognised ₹ 1,233 for the year ended March 31, 2022 under other operating income/(loss), net towards change in fair value of callable units pertaining to achievement of cumulative business targets.

The Company sold its investment in Denim Group as a result of acquisition by another investor for a consideration of ₹ 1,652 and recognised a cumulative gain of ₹ 953 in other operating income/(loss), net including reclassification of exchange differences on foreign currency translation.

Year ended March 31, 2021

The Company has partially met the first and second-year business targets pertaining to sale of hosted data center business concluded during the year ended March 31, 2019. Change in fair value of the callable units pertaining to achievement of cumulative business targets amounting to ₹ Nil and ₹ (81) for the three months and year ended March 31, 2021 respectively has been recognised under other operating income/(loss), net.

24. Other Income

	Year ended March 31, 2022	Year ended March 31, 2021
Interest income	₹ 13,114	₹ 18,442
Dividend income	2	4
Exchange fluctuation gain on foreign currency borrowings	1,485	-
Net gain from investments classified as FVTPL	1,270	1,478
Net gain from investments classified as FVTOCI	386	988
Finance and other income	**₹ 16,257**	**₹ 20,912**
Foreign exchange gains/(losses), net, on financial instruments measured at FVTPL	₹ 808	₹ 4,383
Other foreign exchange gains/(losses), net	3,547	(1,388)
Foreign exchange gains, net	**₹ 4,355**	**₹ 2,995**
	₹ 20,612	**₹ 23,907**

25. Changes in Inventories of Finished Goods and Stock-in-Trade

	Year ended March 31, 2022	Year ended March 31, 2021
Opening stock		
Finished goods	₹ 3	₹ 3
Stock-in-trade	936	1,251
	₹ 939	**₹ 1,254**
Less: Closing stock		
Finished goods	₹ -	₹ 3
Stock-in-trade	1,308	936
	₹ 1,308	**₹ 939**
	₹ (369)	**₹ 315**

26. Employee Benefits

a) Employee costs includes

	Year ended March 31, 2022	Year ended March 31, 2021
Salaries and bonus	₹ 429,837	₹ 318,043
Employee benefits plans	16,074	11,431
Share-based compensation [1]	4,164	2,897
	₹ 450,075	**₹ 332,371**

[1] Includes ₹ 54 and ₹ 587 for the year ended March 31, 2022 and 2021 respectively, towards cash settled ADS RSUs.

270 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Re-measurements of the defined benefit plans, net recognised in other comprehensive income include:

	Year ended March 31, 2022	Year ended March 31, 2021
Re-measurements of the defined benefit plans, net		
Return on plan assets excluding interest income - (gain)/loss	₹ (30)	₹ (578)
Actuarial (gain)/loss arising from financial assumptions	(625)	423
Actuarial (gain)/loss arising from demographic assumptions	(667)	155
Actuarial (gain)/loss arising from experience adjustments	920	(334)
	₹ (402)	**₹ (334)**

b) Gratuity and foreign pension

Defined benefit plans include gratuity for employees drawing salary in Indian rupees and certain benefits plans in foreign jurisdictions Amount recognised in the consolidated statement of profit and loss in respect of defined benefit plans is as follows:

	Year ended March 31, 2022	Year ended March 31, 2021
Current service cost	₹ 2,674	₹ 2,085
Net interest on net defined benefit liability/(asset)	64	131
	₹ 2,738	**₹ 2,216**
Actual return on plan assets	₹ 715	₹ 1,127

Change in present value of defined benefit obligation is summarised below:

	As at March 31, 2022	As at March 31, 2021
Defined benefit obligation at the beginning of the year	₹ 15,475	₹ 13,465
Acquisitions (Refer to Note 8 and 39)	3,123	7
Current service cost	2,674	2,085
Interest on obligation	749	681
Benefits paid	(2,731)	(1,069)
Re-measurement (gain)/loss		
Actuarial (gain)/loss arising from financial assumptions	(625)	423
Actuarial (gain)/loss arising from demographic assumptions	(667)	155
Actuarial (gain)/loss arising from experience adjustments	920	(334)
Translation adjustment	(25)	62
Defined benefit obligation at the end of the year	**₹ 18,893**	**₹ 15,475**

Change in plan assets is summarised below:

	As at March 31, 2022	As at March 31, 2021
Fair value of plan assets at the beginning of the year	₹ 13,637	₹ 10,535
Acquisitions	1,636	-
Expected return on plan assets	685	550
Employer contributions	2,213	1,993
Benefits paid	(452)	(76)
Re-measurement (loss)/gain		
Return on plan assets excluding interest income - (loss)/gain	30	578
Translation adjustment	(48)	57
Fair value of plan assets at the end of the year	**₹ 17,701**	**₹ 13,637**
Present value of unfunded obligation	₹ (1,192)	₹ (1,838)
Recognised asset/(liability)	₹ (1,192)	₹ (1,838)

As at March 31, 2022 and 2021, plan assets were primarily invested in insurer managed funds.

The Company has established an income tax approved irrevocable trust fund to which it regularly contributes to finance the liabilities of the gratuity plan. The fund's investments are managed by certain insurance companies as per the selection made by the trustees among the fund plan available.

Integrated Annual Report 2021-22 271

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The principal assumptions used for the purpose of actuarial valuation of these defined benefit plans are as follows:

	As at March 31, 2022	As at March 31, 2021
Discount rate	4.54%	4.69%
Expected return on plan assets	4.54%	4.69%
Expected rate of salary increase	6.12%	6.57%
Duration of defined benefit obligations	8 years	9 years

The expected return on plan assets is based on expectation of the average long-term rate of return expected on investments of the fund during the estimated term of the obligations.

The discount rate is primarily based on the prevailing market yields of government securities for the estimated term of the obligations. The estimates of future salary increase considered takes into account the inflation, seniority, promotion and other relevant factors. Attrition rate considered is the management's estimate, based on previous years' employee turnover of the Company.

The expected future contribution and estimated future benefit payments from the fund are as follows:

Expected contribution to the fund during the year ending March 31, 2023	₹ 1,454
Estimated benefit payments from the fund for the year ending March 31:	
2023	₹ 2,935
2024	2,052
2025	1,970
2026	1,907
2027	1,920
Thereafter	15,001
Total	**₹ 25,785**

The expected benefits are based on the same assumptions used to measure the Company's benefit obligations as of March 31, 2022.

Sensitivity for significant actuarial assumptions is computed to show the movement in defined benefit obligation by 1 percentage.

As of March 31, 2022, every 1 percentage point increase/(decrease) in discount rate will result in (decrease)/increase of defined benefit obligation by approximately ₹ (1,937) and ₹ 1,000 respectively (March 31, 2021: ₹ (1,508) and ₹ 1,440 respectively).

As of March 31, 2022, every 1 percentage point increase/(decrease) in expected rate of salary will result in increase/(decrease) of defined benefit obligation by approximately ₹ 634 and ₹ (635) respectively (March 31, 2021: ₹ 864 and ₹ (798) respectively).

The sensitivity analysis to significant actuarial assumptions may not be representative of the actual change in the defined benefit obligations as the change in assumptions may not occur in isolation since some of the assumptions may be correlated. Furthermore, in presenting the sensitivity analysis, the present value of the defined benefit obligations has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognised in the Balance sheet.

c) Provident fund:

The details of fund and plan assets are given below:

	As at March 31, 2022	As at March 31, 2021
Fair value of plan assets	₹ 76,573	₹ 71,196
Present value of defined benefit obligation	(76,573)	(71,196)
Net shortfall	₹ -	₹ -

The total expense for the year ended March 31, 2022 and 2021 is ₹ 3,578 and ₹ 2,833, respectively.

The plan assets have been invested as per the regulations of Employees' Provident Fund Organisation (EPFO).

272 **Wipro Limited** | Ambitions Realized

Statutory Reports and Financial Statements

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The principal assumptions used in determining the present value obligation of interest guarantee under the deterministic approach are as follows:

	As at March 31, 2022	As at March 31, 2021
Discount rate for the term of the obligation	5.85%	5.80%
Average remaining tenure of investment portfolio	6 years	6 years
Guaranteed rate of return	8.10%	8.50%

d) Defined contribution plans:

The total expense for the year ended March 31, 2022 and 2021 is ₹ 9,822 and ₹ 6,513 respectively.

27. Finance Costs

	Year ended March 31, 2022	Year ended March 31, 2021
Interest expense	₹ 5,325	₹ 4,298
Exchange fluctuation loss on foreign currency borrowings	-	790
	₹ 5,325	**₹ 5,088**

28. Other Expenses

	Year ended March 31, 2022	Year ended March 31, 2021
Rates, taxes and insurance	₹ 4,548	₹ 3,475
Miscellaneous expenses [1]	9,577	5,248
	₹ 14,125	**₹ 8,723**

[1] Miscellaneous expenses for the year ended March 31, 2021 include an amount of ₹ 991 towards COVID-19 contributions.

29. Income Tax

Income tax expense has been allocated as follows:

	Year ended March 31, 2022	Year ended March 31, 2021
Income tax expense as per the consolidated statement of profit and loss	₹ 28,974	₹ 30,349
Income tax included in other comprehensive income on:		
Gains/(losses) on investment securities	243	226
Gains/(losses) on cash flow hedging derivatives	14	1,013
Re-measurements of the defined benefit plans	3	111
	₹ 29,234	**₹ 31,699**

Income tax expenses consist of the following:

	Year ended March 31, 2022	Year ended March 31, 2021
Current taxes		
Domestic	₹ 29,862	₹ 19,773
Foreign	2,553	6,292
	₹ 32,415	**₹ 26,065**
Deferred taxes		
Domestic	₹ (607)	₹ 3,986
Foreign	(2,834)	298
	₹ (3,441)	**₹ 4,284**
	₹ 28,974	**₹ 30,349**

Integrated Annual Report 2021-22 273

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The reconciliation between the provision of income tax and amounts computed by applying the Indian statutory income tax rate to profit before tax is as follows:

	Year ended March 31, 2022	Year ended March 31, 2021
Profit before tax	₹ 151,408	₹ 139,029
Enacted income tax rate in India	34.94%	34.94%
Computed expected tax expense	52,902	48,577
Effect of:		
Income exempt from tax	(17,503)	(12,697)
Basis differences that will reverse during a tax holiday period	1,348	(2,268)
Income taxed at higher/ (lower) rates	(5,649)	(2,381)
Taxes related to prior years	(5,499)	(3,861)
Changes in unrecognised deferred tax assets	669	1,096
Expenses disallowed for tax purpose	2,898	1,879
Others, net	(192)	4
Income tax expense	**₹ 28,974**	**₹ 30,349**
Effective tax rate	19.14%	21.83%

The components of deferred tax assets and liabilities are as follows:

	As at March 31, 2022	As at March 31, 2021
Carry forward losses [(1)]	₹ 2,144	₹ 1,637
Trade payables and other liabilities	6,103	5,115
Allowance for lifetime expected credit losses	2,987	3,208
Contract assets	-	91
Others	53	90
	11,287	**10,141**
Property, plant and equipment	(1,058)	(1,241)
Amortisable goodwill	(3,285)	(2,065)
Intangible assets	(9,645)	(1,249)
Interest Income and fair value movement of investments	(1,067)	(1,582)
Cash flow hedges	(466)	(452)
Contract liabilities	(60)	-
Special Economic Zone re-investment reserve	(5,549)	(6,494)
	₹ (21,130)	**₹ (13,083)**
Net deferred tax assets/(liabilities)	**₹ (9,843)**	**₹ (2,942)**
Amounts presented in the consolidated balance sheet		
Deferred tax assets	₹ 2,298	₹ 1,664
Deferred tax liabilities	₹ (12,141)	₹ (4,606)

[(1)] Includes deferred tax asset recognised on carry forward losses pertaining to business combinations.

Movement in deferred tax assets and liabilities

Movement during the year ended March 31, 2022	As at April 1, 2021	Credit/ (charge) in the consolidated statement of profit and loss	Credit/ (charge) in other comprehensive income [(1)]	On account of business combination and others	As at March 31, 2022
Carry forward losses	₹ 1,637	₹ 1,083	₹ 101	₹ (677)	₹ 2,144
Trade payables and other liabilities	5,115	363	41	584	6,103
Allowance for lifetime expected credit losses	3,208	(248)	27	-	2,987
Property, plant and equipment	(1,241)	262	(30)	(49)	(1,058)
Amortisable goodwill	(2,065)	(1,129)	(91)	-	(3,285)
Intangible assets	(1,249)	1,910	(212)	(10,094)	(9,645)
Interest Income and fair value movement of investment	(1,582)	424	(245)	336	(1,067)
Cash flow hedges	(452)	-	(14)	-	(466)
Contract asset / (Contract liabilities)	91	(205)	7	47	(60)
Special Economic Zone re-investment reserve	(6,494)	945	-	-	(5,549)
Others	90	36	(98)	25	53
Total	**₹ (2,942)**	**₹ 3,441**	**₹ (514)**	**₹ (9,828)**	**₹ (9,843)**

274 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Movement during the year ended March 31, 2021	As at April 1, 2020	Credit/ (charge) in the consolidated statement of profit and loss	Credit/ (charge) in other comprehensive income [1]	Others	As at March 31, 2021
Carryforward losses	₹ 2,044	₹ (230)	₹ (22)	₹ (155)	₹ 1,637
Trade payables and other liabilities	4,994	279	(171)	13	5,115
Allowance for lifetime expected credit losses	3,921	(734)	21	-	3,208
Minimum alternate tax	3,425	(3,425)	-	-	-
Property, plant and equipment	(654)	(653)	65	1	(1,241)
Amortisable goodwill	(2,166)	34	67	-	(2,065)
Intangible assets	(1,541)	759	(55)	(412)	(1,249)
Interest Income and fair value movement of investment	(626)	(730)	(226)	-	(1,582)
Cash flow hedges	561	-	(1,013)	-	(452)
Contract liabilities	(11)	101	4	(3)	91
Special Economic Zone re-investment reserve	(6,614)	120	-	-	(6,494)
Others	(121)	195	16	-	90
Total	**₹ 3,212**	**₹ (4,284)**	**₹ (1,314)**	**₹ (556)**	**₹ (2,942)**

[1] Includes impact of foreign currency translation.

Deferred taxes on unrealised foreign exchange gain / loss relating to cash flow hedges, fair value movements in investments and re-measurements of the defined benefit plans are recognised in other comprehensive income. Deferred tax liability on the intangible assets identified and carry forward losses on acquisitions is recorded by an adjustment to goodwill. Other than these, the change in deferred tax assets and liabilities is primarily recorded in the consolidated statement of profit and loss.

In assessing the realizability of deferred tax assets, the Company considers the extent to which it is probable that the deferred tax asset will be realised. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry forwards become deductible. The Company considers the expected reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on this, the Company believes that it is probable that the Company will realise the benefits of these deductible differences. The amount of deferred tax asset considered realisable, however, could be reduced in the near term if the estimates of future taxable income during the carry forward period are reduced.

Deferred tax asset amounting to ₹ 8,017 and ₹ 8,676 as at March 31, 2022 and 2021, respectively in respect of unused tax losses have not been recognised by the Company. The tax loss carry forwards of ₹ 32,117 and ₹ 31,993 as at March 31, 2022 and 2021, respectively, on which deferred tax asset has not been recognised by the Company, because it is probable that future taxable profits will not be available against which the unused tax losses can be utilised in the foreseeable future. Approximately, ₹ 29,993 and ₹ 17,691 as at March 31, 2022 and 2021, respectively, of these tax loss carry forwards is not currently subject to expiration dates. The remaining tax loss carry forwards of approximately ₹ 2,124 and ₹ 14,302 as at March 31, 2022 and 2021, respectively, expires in various years through fiscal year 2038.

The Company has recognised deferred tax assets of ₹ 2,144 and ₹ 1,637 primarily in respect of carry forward losses including certain subsidiaries as at March 31, 2022 and 2021, respectively. Management's projections of future taxable income and tax planning strategies support the assumption that it is probable that sufficient taxable income will be available to utilise these deferred tax assets.

We have calculated our domestic tax liability under normal provisions. Accordingly, no deferred tax asset has been recognized towards MAT in the consolidated balance sheet for the years ended March 31, 2022 and 2021. The effective MAT rate is 17.47%. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward for a period of fifteen years and set-off against future tax liabilities computed under normal tax provisions

A substantial portion of the profits of the Company's India operations are exempt from Indian income taxes being profits attributable to export operations and profits from units established under the Special Economic Zone Act, 2005 scheme. Units in designated special economic zones providing service on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits and gains for a further five years. 50% tax deduction is available for a further five years subject to the unit meeting certain defined conditions. Certain tax benefits are also available for a further five years subject to the unit meeting defined conditions. Profits from certain other undertakings are also eligible for preferential tax treatment. New special economic zone units set up on or after April 1, 2021 are not eligible for the aforesaid deduction. The tax holiday period being currently available to the Company expires in various years through fiscal 2034-35. The impact of tax holidays has resulted in a decrease of current tax expense of ₹ 16,483 and ₹ 11,458 for the years ended March 31, 2022 and 2021, respectively, compared to the effective tax amounts that we estimate the Company would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the years ended March 31, 2022 and 2021 was ₹ 3.02 and ₹ 2.03, respectively.

Integrated Annual Report 2021-22 275

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Deferred income tax liabilities are recognised for all taxable temporary differences except in respect of taxable temporary differences associated with investments in subsidiaries where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Accordingly, deferred income tax liabilities on cumulative earnings of subsidiaries amounting to ₹ 94,029 and ₹ 59,793 as at March 31, 2022 and 2021, respectively and branch profit tax @ 15% of the US branch profit have not been recognised. Further, it is not practicable to estimate the amount of the unrecognised deferred tax liabilities for these undistributed earnings.

30. Foreign Currency Translation Reserve

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarised below:

	As at March 31, 2022	As at March 31, 2021
Balance at the beginning of the year	₹ 21,516	₹ 21,981
Translation difference related to foreign operations, net	3,925	(465)
Reclassification of foreign currency translation differences on sale of investment in associates and liquidation of subsidiaries to statement of profit and loss	(158)	-
Balance at the end of the year	**₹ 25,283**	**₹ 21,516**

31. Earnings per Equity Share

A reconciliation of profit for the year and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the year, excluding equity shares purchased by the Company and held as treasury shares.

	Year ended March 31, 2022	Year ended March 31, 2021
Profit attributable to equity holders of the Company	₹ 122,296	₹ 107,964
Weighted average number of equity shares outstanding	5,466,705,840	5,649,265,885
Basic earnings per share	**₹ 22.37**	**₹ 19.11**

Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the year for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company's shares during the year). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Year ended March 31, 2022	Year ended March 31, 2021
Profit attributable to equity holders of the Company	₹ 122,296	₹ 107,964
Weighted average number of equity shares outstanding	5,466,705,840	5,649,265,885
Effect of dilutive equivalent share options	15,377,598	12,391,937
Weighted average number of equity shares for diluted earnings per share	5,482,083,438	5,661,657,822
Diluted earnings per share	**₹ 22.31**	**₹ 19.07**

Earnings per share for each of the three months ended June 30, September 30, December 31 and March 31 will not add up to earnings per share for the year ended March 31, 2021, on account of buyback of equity shares.

32. Employee Stock Incentive Plan

The stock compensation expense recognised for employee services received during the Year ended March 31, 2022 and 2021 were ₹ 4,164 and ₹ 2,897, respectively.

276 **Wipro Limited** | Ambitions Realized

Statutory Reports and Financial Statements

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Wipro Equity Reward Trust ("WERT")

In 1984, the Company established a controlled trust called the Wipro Equity Reward Trust ("WERT"). In the earlier years, WERT purchased shares of the Company out of funds borrowed from the Company. The Company's Board Governance, Nomination and Compensation Committee recommends to WERT certain officers and key employees, to whom WERT issues shares from its holdings at nominal price subject to vesting conditions. WERT held 14,689,729 and 19,401,215 treasury shares as at March 31, 2022 and 2021, respectively.

Wipro Employee Stock Option Plans and Restricted Stock Unit Option Plans

A summary of the general terms of grants under stock option plans and restricted stock unit option plans are as follows:

Name of Plan	Number of options reserved under the plan	Range of exercise price
Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan) [1]	59,797,979	US $ 0.03
Wipro Employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan) [1]	59,797,979	₹ 2
Wipro Employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan) [1]	49,831,651	₹ 2
Wipro Equity Reward Trust Employee Stock Purchase Plan, 2013 [2]	39,546,197	₹ 2

Employees covered under Stock Option Plans and Restricted Stock Unit (RSU) Option Plans (collectively "Stock Option Plans") are granted an option to purchase shares of the Company at the respective exercise prices, subject to requirements of vesting conditions. These options generally vest in tranches over a period of one to four years from the date of grant. Upon vesting, the employees can acquire one equity share for every option.

[1] The maximum contractual term for these Stock Option Plans and RSU Option Plans is perpetual until the options are available for grant under the plan.

[2] The maximum contractual term for these Stock Option Plans is up to May 29, 2023, until the options are available for grant under the plan.

The activity in equity-settled stock option plans and restricted stock unit option plan is summarised below:

	Range of exercise price and Weighted average exercise price	Year ended March 31, 2022	Year ended March 31, 2021
		Number of options	
Outstanding at the beginning of the year	₹ 2	15,831,948	15,594,190
	US $ 0.03	10,822,476	7,854,540
Granted [1]	₹ 2	2,500,481	6,275,290
	US $ 0.03	10,470,026	5,033,648
Adjustment of Performance based stock options on completion of performance measurement period	₹ 2	608,435	(1,291,500)
	US $ 0.03	570,076	(1,021,560)
Exercised	₹ 2	(4,712,311)	(3,356,199)
	US $ 0.03	(2,930,735)	(3,269,832)
Modification [2]	₹ 2	-	-
	US $ 0.03	-	3,453,015
Forfeited and expired	₹ 2	(1,985,881)	(1,389,833)
	US $ 0.03	(1,419,941)	(1,227,335)
Outstanding at the end of the year	₹ 2	12,242,672	15,831,948
	US $ 0.03	17,511,902	10,822,476
Exercisable at the end of the year	₹ 2	2,478,568	2,679,538
	US $ 0.03	1,072,118	465,603

[1] Includes 1,135,949 and 2,969,860 Performance based stock options (RSU) during the year ended March 31, 2022 and 2021, respectively. 2,941,546 and 2,376,980 Performance based stock options (ADS) during the year ended March 31, 2022 and 2021, respectively. Performance based stock options (RSU) were issued under Wipro Employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan) and Performance based stock options (ADS) were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan). Performance based stock options will vest based on the performance parameters of the Company.

Integrated Annual Report 2021-22 277

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The activity in cash-settled stock option plans and restricted stock unit option plans is summarised below:

	Number of options	
	Year ended March 31, 2022	Year ended March 31, 2021
Outstanding at the beginning of the year	78,199	4,721,388
Modification [(2)]	-	(3,453,015)
Exercised	(46,133)	(845,066)
Forfeited and lapsed	(7,466)	(345,108)
Outstanding at the end of the year	**24,600**	**78,199**
Exercisable at the end of the year	2,800	23,999

The carrying value of liability towards Cash Settled ADS RSU's outstanding was ₹ 20 (including ₹ 2 towards exercisable units) and ₹ 31 (including ₹ 11 towards exercisable units) as at March 31, 2022 and 2021, respectively.

[(2)] **Restricted Stock Units arrangements that were modified during the year ended March 31, 2021**

Pursuant to the SEBI clarification dated December 18, 2020, the restriction under SEBI circular dated October 10, 2019, "Framework of Depository Receipts" shall not apply in case of issue of Depository Receipts to NRIs, pursuant to share based employee benefit schemes which are implemented by a company in terms of SEBI (Share Based Employee Benefits) Regulations, 2014, the Board Governance, Nomination and Compensation Committee approved in January 2021, allotment of underlying equity shares in respect of ADSs to be issued and allocated to NRI employees upon exercise of vested ADS RSU under the Company's WARSUP 2004 Plan. This change was accounted as a modification and the fair value on the date of modification was determined based on prevailing market price and accordingly an amount of ₹ 739 has been recognised as equity with a corresponding adjustment to financial liability.

The following table summarises information about outstanding stock options and restricted stock unit option plan:

	Year ended March 31, 2022		Year ended March 31, 2021	
Range of exercise price and Weighted average exercise price	Number of options	Weighted average remaining life (months)	Number of options	Weighted average remaining life (months)
₹ 2	12,242,672	13	15,831,948	18
US $ 0.03	17,511,902	20	10,822,476	19

The weighted average grant date fair value of options granted during the year ended March 31, 2022 and 2021 was ₹ 603.47 and ₹ 354.78 for each option, respectively. The weighted average share price of options exercised during the year ended March 31, 2022 and 2021 was ₹ 604.47 and ₹ 354.45 for each option, respectively.

33. Dividends and Buyback of Equity Shares

The Company declares and pays dividends in Indian rupees. According to the Companies Act, 2013 any dividend should be declared out of accumulated distributable profits. A Company may, before the declaration of any dividend, transfer a percentage of its profits for that financial year as it may consider appropriate to the reserves.

The cash dividends paid per equity share were ₹ 1 and ₹ 1, during the year ended March 31, 2022 and 2021, respectively, including an interim dividend of ₹ 1 and ₹ 1 for the year ended March 31, 2022 and 2021, respectively.

The Board of Directors in their meeting held on March 25, 2022, declared an interim dividend of ₹ 5/- (US$ 0.07) per equity share and ADR (250% on an equity share of par value of ₹ 2/-). Consequently, the Company has recorded a liability of ₹ 27,337 as at March 31, 2022 and this has been paid subsequently on April 19, 2022.

During the year ended March 31, 2021, the Company concluded the buyback of 237,500,000 equity shares as approved by the Board of Directors on October 13, 2020. This has resulted in a total cash outflow of ₹ 116,445 (including tax on buyback of ₹ 21,445). In line with the requirement of the Companies Act, 2013, an amount of ₹ 1,427 and ₹ 115,018 has been utilised from share premium and retained earnings respectively. Further, capital redemption reserve (included in other reserves) of ₹ 475 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, the paid-up equity share capital has reduced by ₹ 475.

34. Additional Capital Disclosures

The key objective of the Company's capital management is to ensure that it maintains a stable capital structure with the focus on total equity to uphold investor, creditor, and customer confidence and to ensure future development of its business. The Company's focus is to keep strong total equity base to ensure independence, security, as well as a high financial flexibility for potential future borrowings, if required without impacting the risk profile of the Company.

278 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The Company's goal is to continue to be able to return excess liquidity to shareholders by continuing to distribute annual dividends in future periods. The amount of future dividends/buyback of equity shares will be balanced with efforts to continue to maintain an adequate liquidity status.

The capital structure as of March 31, 2022 and 2021 was as follows:

	As at March 31, 2022	As at March 31, 2021	% Change
Equity attributable to the equity shareholders of the Company (A)	₹ 654,030	₹ 549,010	19.13%
As percentage of total capital	79%	84%	
Current borrowings	95,233	75,874	
Non-current borrowings	56,463	7,458	
Lease liabilities	24,233	21,182	
Total borrowings and lease liabilities (B)	**₹ 175,929**	**₹ 104,514**	**68.33%**
As percentage of total capital	21%	16%	
Total capital (A) + (B)	**₹ 829,959**	**₹ 653,524**	**27.00%**

Borrowings and Lease liabilities represents 21% and 16% of total capital as of March 31, 2022 and 2021, respectively. The Company is not subjected to any externally imposed capital requirements.

35. Commitments and Contingencies

Capital commitments: As at March 31, 2022 and 2021 the Company had committed to spend approximately ₹ 11,376 and ₹ 7,490 respectively, under agreements to purchase/construct property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2022 and 2021, guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately ₹ 17,094 and ₹ 17,128 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims resulting from tax assessment orders/ penalty notices issued under the Income Tax Act, 1961, which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Company's assessments are completed for the years up to March 31, 2018. The Company has received demands on multiple tax issues. These claims are primarily arising out of denial of deduction under Section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company's undertaking in Software Technology Park at Bengaluru, the appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008 which either has been or may be contested by the Income tax authorities before the Hon'ble Supreme Court of India. Other claims relate to disallowance of tax benefits on profits earned from Software Technology Park and special economic zone units, capitalisation of research and development expenses, transfer pricing adjustments on intercompany / inter unit transactions and other issues.

Income tax claims against the Company amounting to ₹ 92,476 and ₹ 80,032 are not acknowledged as debt as at March 31, 2022 and March 31, 2021, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company's financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounting to ₹ 12,092 and ₹ 11,413 as of March 31, 2022 and March 31, 2021, respectively. However, the resolution of these disputed demands is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Hon'ble Supreme Court of India, through a ruling in February 2019, provided interpretation on the components of Salary on which the Company and its employees are to contribute towards Provident Fund under the Employee's Provident Fund Act. Based on the current evaluation, the Company believes it is not probable that certain components of Salary paid by the Company will be subject to contribution towards Provident Fund due to the Hon'ble Supreme Court order. The Company will continue to monitor and evaluate its position based on future events and developments.

Integrated Annual Report 2021-22 279

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

36. Segment Information

The Company is organised into the following operating segments: IT Services, IT Products and India State Run Enterprise segment ("**ISRE**").

IT Services: During the year ended March 31, 2021, in order to broad base our growth, the Company re-organised IT Services segment to four Strategic Market Units ("**SMUs**") - Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa ("**APMEA**").

Americas 1 and Americas 2 are primarily organised by industry sector, while Europe and APMEA are organised by countries.

Americas 1 includes the entire business of Latin America ("**LATAM"**) and the following industry sectors in the United States of America: healthcare and medical devices, consumer goods and life sciences, retail, transportation and services, communications, media and information services, technology products and plat forms. **Americas 2** includes the entire business in Canada and the following industry sectors in the United States of America: banking, financial services and insurance, manufacturing, hi-tech, energy and utilities. **Europe** consists of the United Kingdom and Ireland, Switzerland, Germany, Benelux, the Nordics and Southern Europe. **APMEA** consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer's primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer's buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Prior to the Company's re-organisation of its IT services segment, the IT services segment was organised by seven industry verticals: Banking, Financial Services and Insurance ("**BFSI**"), Health Business unit ("**Health BU**"), Consumer Business Unit ("**CBU**"), Energy, Natural Resources and Utilities ("**ENU**"), Manufacturing ("**MFG**"), Technology ("**TECH**") and Communications ("**COMM**").

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

ISRE: This segment consists of IT Services offerings to entities and/or departments owned or controlled by Government of India and/or any State Governments.

The Chairman of the Company has been identified as the Chief Operating Decision Maker ("**CODM**") as defined by Ind AS 108, "Operating Segments". The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company's business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the year ended March 31, 2022 is as follows:

	IT Services					IT Products	ISRE	Reconciling Items	Total
	Americas 1	Americas 2	Europe	APMEA	Total				
Revenue	₹ 217,874	₹ 239,404	₹ 233,443	₹ 91,103	**₹ 781,824**	₹ 6,173	₹ 7,295	₹ (3)	₹ 795,289
Other operating income/(loss), net	-	-	-	-	**2,186**	-	-	-	2,186
Segment result	42,820	47,376	35,739	10,523	**136,458**	115	1,173	53	137,799
Unallocated					**434**	-	-	-	434
Segment result Total					**₹ 139,078**	**₹ 115**	**₹ 1,173**	**₹ 53**	**₹ 140,419**
Finance costs									(5,325)
Finance and other income									16,257
Share of net profit /(loss) of associates accounted for using the equity method									57
Profit before tax									**₹ 151,408**
Income tax expense									(28,974)
Profit for the year									**₹ 122,434**
Depreciation, amortisation and impairment									₹ 30,778

280 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Information on reportable segments for the year ended March 31, 2021 is as follows:

	IT Services					IT Products	ISRE	Reconciling Items	Total
	Americas 1	Americas 2	Europe	APMEA	Total				
Revenue	₹ 178,091	₹ 179,821	₹ 165,441	₹ 82,462	₹ 605,815	₹ 7,685	₹ 8,912	₹ 13	₹ 622,425
Other operating income/(loss), net	-	-	-	-	(81)	-	-	-	(81)
Segment result	33,040	41,589	31,673	11,476	117,778	45	1,061	(881)	118,003
Unallocated					5,153	-	-	-	5,153
Segment result Total					**₹ 122,850**	**₹ 45**	**₹ 1,061**	**₹ (881)**	**₹ 123,075**
Finance costs									(5,088)
Finance and other income									20,912
Share of net profit /(loss) of associates accounted for using the equity method									130
Profit before tax									**₹ 139,029**
Income tax expense									(30,349)
Profit for the year									**₹ 108,680**
Depreciation, amortisation and impairment									₹ 27,634

Revenues from India, being Company's country of domicile, is ₹ 25,939 and ₹ 27,156 for year ended March 31, 2022 and 2021, respectively.

Revenues from United States of America and United Kingdom contributed more than 10% of Company's total revenues as per table below:

	Year ended March 31, 2022	Year ended March 31, 2021
United States of America	₹ 427,021	₹ 336,009
United Kingdom	101,437	67,852
Total	**₹ 528,458**	**₹ 403,861**

No customer individually accounted for more than 10% of the revenues during the year ended March 31, 2022 and 2021.

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

Notes:

a) "Reconciling items" includes elimination of inter-segment transactions and other corporate activities.

b) Revenue from sale of Company owned Intellectual Properties is reported as a part of IT Services revenues.

c) For the purpose of segment reporting, the Company has included the impact of "Foreign exchange gains, net" of ₹ 4,355 and ₹ 2,995 for the year ended March 31, 2022 and 2021, respectively, in revenues (which is reported as a part of 'Other income' in the consolidated statement of profit and loss).

d) During the year ended March 31, 2022 and 2021, the Company has contributed ₹ Nil and ₹ 991 towards COVID-19 and is reported in Reconciling items.

e) Other operating income/(loss) of ₹ 2,186 and ₹ (81) is included as part of IT Services segment results for the year ended March 31, 2022 and 2021 respectively. Refer to Note 23.

f) Segment results for the year ended March 31, 2021, are after considering the impact of impairment charge of ₹ 1,250 in Americas 1 and ₹ 192 in Europe. Further, an impairment charge of ₹ 674 for the year ended March 31, 2021 towards certain marketing-related intangible assets and software platform recognised on acquisitions, is allocated to all IT Services SMUs. The remaining impairment charge of ₹ 302 for the year ended March 31, 2021 is included under unallocated. Refer to Note 4 and 7.

g) Segment results for the year ended March 31, 2021, are after considering additional amortisation of ₹ 795 in Americas 2 due to change in estimate of useful life of the customer-related intangibles in an earlier business combination. Refer to Note 7.

h) Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 4,164 and ₹ 2,897 for the year ended March 31, 2022 and 2021, respectively.

Integrated Annual Report 2021-22 281

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

37. Related Party Relationship and Transactions

List of subsidiaries and associates as of March 31, 2022 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
		Wipro Opus Risk Solutions LLC (formerly known as Wipro Opus Mortgage Solutions LLC)	USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		HealthPlan Services, Inc. [3]	USA
		Wipro Appirio, Inc. [3]	USA
		Designit North America, Inc.	USA
		Infocrossing, LLC	USA
		Wipro US Foundation	USA
		International TechneGroup Incorporated [3]	USA
		Wipro Designit Services, Inc. [3]	USA
		Wipro VLSI Design Services, LLC	USA
		Cardinal US Holdings, Inc. [3]	USA
		LeanSwift Solutions, Inc. [3]	USA
		Edgile, LLC	USA
Wipro Overseas IT Services Private Limited			India
Wipro Japan KK			Japan
	Designit Tokyo Ltd.		Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro Holdings (UK) Limited			U.K.
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel
		Designit Spain Digital, S.L.U	Spain
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.
	Wipro IT Services S.R.L.		Romania
	Wipro Gulf LLC		Sultanate of Oman
	Wipro Bahrain Limited Co. W.L.L		Bahrain
	Wipro 4C NV		Belgium
		Wipro 4C Danmark ApS	Denmark
		Wipro 4C Nederland B.V (formerly known as 4C Nederland B.V)	Netherlands
		Wipro Weare4C UK Limited [3]	U.K.
		Wipro 4C Consulting France SAS	France
Wipro IT Services UK Societas			U.K.
	Wipro Doha LLC [2]		Qatar
	Wipro Technologies SA DE CV		Mexico
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary

282 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited [1]		Saudi Arabia
		Women's Business Park Technologies Limited [1]	Saudi Arabia
	Wipro Poland SP Z.O.O		Poland
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro Technologies Australia Pty Ltd		Australia
		Ampion Holdings Pty Ltd [3]	Australia
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A. [3]	Portugal
		Wipro Technologies Limited	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Technologies Peru SAC	Peru
		Wipro do Brasil Technologia Ltda [3]	Brazil
	Wipro Technologies SA		Argentina
	Wipro Technologies SRL		Romania
	PT. WT Indonesia		Indonesia
	Wipro (Thailand) Co. Limited		Thailand
	Rainbow Software LLC		Iraq
	Cardinal Foreign Holdings S.á.r.l		Luxembourg
		Cardinal Foreign Holdings 2 S.á.r.l [3]	Luxembourg
Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia
Wipro Chengdu Limited			China
Wipro Philippines, Inc.			Philippines
Wipro IT Services Bangladesh Limited			Bangladesh
Wipro HR Services India Private Limited			India
Encore Theme Technologies Private Limited [1]			India
Wipro VLSI Design Services India Private Limited (Formerly known as Eximius Design India Private Limited)			India
Capco Technologies Private Limited			India

[1] All the above direct subsidiaries are 100% held by the Company except that the Company holds 96.68% of the equity securities of Encore Theme Technologies Private Limited, 66.67% of the equity securities of Wipro Arabia Co. Limited and 55% of the equity securities of Women's Business Park Technologies Limited are held by Wipro Arabia Co. Limited.

Integrated Annual Report 2021-22 283

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The remaining 3.32% equity securities of Encore Theme Technologies Private Limited will be acquired subject to and after receipt of certain regulatory approvals/confirmations.

[2] 51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.

The Company controls 'The Wipro SA Broad Based Ownership Scheme Trust', 'Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa and Wipro Foundation in India.

[3] Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda, HealthPlan Services, Inc, International TechneGroup Incorporated, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro Weare4C UK Limited, Cardinal US Holdings, Inc., Cardinal Foreign Holdings 2 S.á.r.l, Ampion Holdings Pty Ltd, and LeanSwift Solutions, Inc. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro IT Services Austria GmbH	Austria
		Wipro Business Solutions GmbH (formerly known as Metro-nom GmbH) [4]	Germany
Wipro do Brasil Technologia Ltda			Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil
	Wipro do Brasil Servicos Ltda		Brazil
HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	Wipro Italia S.R.L. (formerly known as International TechneGroup S.R.L.)		Italy
		MechWorks S.R.L.	Italy
Wipro Appirio, Inc.			USA
	Wipro Appirio, K.K. (formerly known as Appirio, K.K)		Japan
	Topcoder, LLC.		USA
	Wipro Appirio (Ireland) Limited		Ireland
		Wipro Appirio UK Limited	U.K.
Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland
Wipro Weare4C UK Limited			U.K.
	CloudSocius DMCC		UAE
Cardinal Foreign Holdings 2 S.á.r.l			Luxembourg
	Grove Holdings 2 S.á.r.l		Luxembourg
		The Capital Markets Company BV [4]	Belgium
		Capco Brasil Serviços E Consultoria Em Informática Ltda	Brazil
Cardinal US Holdings, Inc.			USA
	The Capital Markets Company LLC		USA
		CAPCO (US) LLC	USA
	Capco Consulting Services LLC		USA
	Capco RISC Consulting LLC		USA
	ATOM Solutions LLC		USA
	NEOS Holdings LLC		USA
		NEOS LLC	USA
		NEOS Software LLC	USA

284 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Ampion Holdings Pty Ltd			Australia
	Ampion Pty Ltd		Australia
		Crowdsprint Pty Ltd	Australia
		Revolution IT Pty Ltd	Australia
		Iris Holdco Pty Ltd [(4)]	Australia
LeanSwift Solutions, Inc.			USA
	LeanSwift Solutions, LLC		USA
	LeanSwift AB		Sweden

[(4)] Step Subsidiary details of The Capital Markets Company BV, Wipro Business Solutions GmbH (formerly known as Metro-nom GmbH) and Iris Holdco Pty Ltd are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
The Capital Markets Company BV			Belgium
	Capco Belgium BV		Belgium
	The Capital Markets Company (UK) Ltd		UK
		Capco (UK) 1, Limited	UK
	The Capital Markets Company Limited		Canada
		Capco (US) GP LLC [(5)]	USA
	The Capital Markets Company Limited		Hong Kong
		Capco Consulting Services (Guangzhou) Company Limited	China
	The Capital Markets Company s.r.o		Slovakia
	The Capital Markets Company S.A.S		France
	Capco Poland sp. z.o.o		Poland
	The Capital Markets Company S.á.r.l		Switzerland
		Andrion AG	Switzerland
	The Capital Markets Company BV		Netherlands
	CapAfric Consulting (Pty) Ltd		South Africa
	Capco Consulting Singapore Pte. Ltd		Singapore
	The Capital Markets Company GmbH		Germany
		Capco Austria GmbH	Austria
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia
	Capco Greece Single Member P.C		Greece
	Capco Consultancy (Thailand) Ltd		Thailand
Wipro Business Solutions GmbH (formerly known as Metro-nom GmbH)			Germany
	Wipro Technology Solutions S.R.L (formerly known as Metro Systems Romania S.R.L)		Romania
Iris Holdco Pty Ltd			Australia
	Iris Bidco Pty Ltd		Australia
		Shelde Pty Ltd	Australia

Integrated Annual Report 2021-22 285

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

[5] Step Subsidiary details of Capco (US) GP LLC is as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Capco (US) GP LLC			USA
	Capco (Canada) GP ULC		Canada

As at March 31, 2022, Wipro, LLC held 43.7% interest in Drivestream Inc, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India
Capco (Canada) LP [6]	Canada

[6] The Capital Markets Company Limited (Canada) and Capco (Canada) GP ULC act as Limited and General Partners, respectively.

The other related parties are:

Name of the related parties:	Nature
Azim Premji Foundation	Entity controlled by Promoters
Azim Premji Foundation for Development	Entity controlled by Promoters
Hasham Traders	Entity controlled by Promoters
Prazim Traders	Entity controlled by Promoters
Zash Traders	Entity controlled by Promoters
Hasham Investment and Trading Co. Pvt. Ltd.	Entity controlled by Promoters
Azim Premji Philanthropic Initiatives Pvt. Ltd.	Entity controlled by Promoters
Azim Premji Trust	Entity controlled by Promoters
Wipro Enterprises (P) Limited	Entity controlled by Promoters
Wipro GE Healthcare Private Limited	Joint Venture between Wipro Enterprises (P) Limited and General Electric

Key management personnel	
Rishad A. Premji	Chairman of the board (designated as "Executive chairman")
Thierry Delaporte	Chief Executive Officer and Managing Director
Azim H. Premji	Non-Executive non-Independent director (designated as "Founder Chairman") [1]
William Arthur Owens	Independent Director
M.K. Sharma	Independent Director [2]
Ireena Vittal	Independent Director
Dr. Patrick J. Ennis	Independent Director
Patrick Dupuis	Independent Director
Deepak M. Satwalekar	Independent Director
Tulsi Naidu	Independent Director [3]
Jatin Pravinchandra Dalal	Chief Financial Officer
M. Sanaulla Khan	Company Secretary

[1] Mr. Azim H. Premji is the ultimate controlling party.

[2] Mr. M.K. Sharma retired as Independent Director with effect from close of business hours on June 30, 2021.

[3] Ms. Tulsi Naidu was appointed as Independent Director with effect from July 1, 2021 for a term of five years.

Relatives of key management personnel:

– Yasmeen A. Premji

– Tariq A. Premji

286 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The Company has the following related party transactions:

Transactions / balances	Entities controlled by Promoters		Key Management Personnel [1]	
	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021
Sale of goods and services	₹ 182	₹ 171	₹ -	₹ -
Assets purchased	158	423	-	-
Dividend	3,760	3,760	244	242
Buyback of shares	-	91,562	-	-
Rental Income	3	50	-	-
Rent Paid	2	2	8	7
Others	49	44	-	-
Key management personnel [2]				
Remuneration and short-term benefits	₹ -	₹ -	₹ 823	₹ 761
Other benefits	-	-	386	231
Balance as at the year end				
Receivables	₹ 198	₹ 241	₹ -	₹ -
Payables	-	-	295	334

[1] Includes relative of key management personnel.

[2] Post employment benefit comprising compensated absences is not disclosed as this are determined for the Company as a whole. Other benefits include ₹ 368 and ₹ 219, for the year ended March 31, 2022 and 2021, respectively towards amortisation of Restricted Stock Units ("RSUs") granted to them which vest over a period of time. This also includes RSU's that will vest based on performance parameters of the Company.

The following are the significant related party transactions during the year ended March 31, 2022 and 2021:

	Year ended March 31, 2022	Year ended March 31, 2021
Asset purchased/capitalised		
Wipro Enterprises (P) Limited	₹ 158	₹ 419
Sale of goods and services		
Wipro Enterprises (P) Limited	₹ 161	₹ 164
Dividend paid		
Hasham Traders	₹ 929	₹ 929
Prazim Traders	1,120	1,120
Zash Traders	1,136	1,136
Azim Premji Trust	559	559
Azim H. Premji	237	237
Rental income		
Wipro Enterprises (P) Limited	₹ 3	₹ 44
Remuneration paid to key management personnel		
Azim H. Premji	₹ 10	₹ 8
Rishad A. Premji	138	118
Thierry Delaporte	798	644
Abidali Z. Neemuchwala	-	23
Jatin Pravinchandra Dalal	120	75
M. Sanaulla Khan	28	20

All related party transactions were entered at an arm's length basis and in the ordinary course of business. There are no materially significant related party transactions made by the Company with Promoters, Directors or Key Managerial Personnel, which may have a potential conflict with the interests of the Company at large.

Integrated Annual Report 2021-22 287

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

38. Additional Information as required under Schedule III to the Companies act, 2013 pursuant to para 2 of general instructions for the preparation of Consolidated Financial Statements

Name of the entity	Net Asset		Share in Profit or Loss		Share in Other comprehensive income		Share in total comprehensive income	
	As % of total	Amount in ₹	As % of total	Amount in ₹	As % of total	Amount in ₹	As % of total	Amount in ₹
Parent								
Wipro Limited	56.2%	₹ 543,507	52.1%	₹121,346	(25.3)%	₹ (1,487)	50.2%	119,859
Indian Subsidiaries								
Capco Technologies Private Limited	0.2%	1,847	0.2%	493	0.0%	1	0.2%	494
Encore Theme Technologies Private Limited	0.0%	194	0.0%	86	-	-	0.0%	86
Wipro HR Services India Private Limited	0.7%	6,993	0.4%	901	0.9%	51	0.4%	952
Wipro Trademarks Holding Limited	0.0%	50	0.0%	2	-	-	0.0%	2
Wipro Travel Services Limited	0.0%	104	(0.0)%	(19)	-	-	(0.0)%	(19)
Wipro VLSI Design Services India Private Limited (Formerly known as Eximius Design India Private Limited)	0.0%	62	(0.0)%	(114)	-	-	(0.0)%	(114)
Foreign Subsidiaries								
Ampion Holdings Pty Ltd	0.1%	516	(0.0)%	(21)	0.3%	18	(0.0)%	(3)
Ampion Pty Ltd	(0.0)%	(2)	-	-	-	-	-	-
Andrion AG	0.0%	20	(0.0)%	(33)	-	-	(0.0)%	(33)
ATOM Solutions LLC	0.0%	172	0.0%	10	0.1%	3	0.0%	13
CapAfric Consulting (Pty) Ltd	(0.0)%	(4)	(0.0)%	(2)	-	-	(0.0)%	(2)
Capco (Canada) LP	0.0%	32	(0.0)%	(26)	-	-	(0.0)%	(26)
Capco (UK) 1, Limited	0.0%	149	(0.0)%	(36)	(0.1)%	(7)	(0.0)%	(43)
CAPCO (US) LLC	0.0%	472	0.0%	21	0.2%	9	0.0%	30
Capco Austria GmbH	0.0%	159	(0.0)%	(6)	(0.2)%	(12)	(0.0)%	(18)
Capco Belgium BV	0.2%	2,189	(0.0)%	(74)	(2.8)%	(162)	(0.1)%	(236)
Capco Brasil Serviços E Consultoria Em Informática Ltda	0.0%	402	(0.0)%	(6)	0.8%	50	0.0%	44
Capco Consultancy (Malaysia) Sdn. Bhd	(0.0)%	(22)	(0.0)%	(3)	-	-	(0.0)%	(3)
Capco Consultancy (Thailand) Ltd	(0.0)%	(99)	0.0%	33	0.1%	5	0.0%	38
Capco Consulting Services LLC	0.1%	1,016	0.2%	506	0.6%	37	0.2%	543
Capco Consulting Singapore Pte. Ltd	(0.0)%	(82)	(0.0)%	(74)	(0.0)%	(1)	(0.0)%	(75)
Capco Greece Single Member P.C	(0.0)%	(67)	0.0%	1	0.4%	26	0.0%	27
Capco Poland sp. z.o.o	0.0%	59	0.0%	67	(0.0)%	(2)	0.0%	65
Capco RISC Consulting LLC	0.1%	1,079	0.2%	471	1.0%	60	0.2%	531
Cardinal Foreign Holdings 2 S.a.r.l.	2.6%	24,769	(0.0)%	(17)	(3.1)%	(183)	(0.1)%	(200)
Cardinal Foreign Holdings S.a.r.l.	2.8%	27,011	(0.1)%	(126)	(1.9)%	(111)	(0.1)%	(237)
Cardinal US Holdings, Inc.	2.6%	25,057	1.2%	2,848	1.5%	90	1.2%	2,938
Cloudsocius DMCC	(0.0)%	(188)	(0.0)%	(95)	(0.1)%	(5)	(0.0)%	(100)
Crowdsprint Pty Ltd	(0.0)%	(18)	(0.0)%	(7)	(0.0)%	(1)	(0.0)%	(8)
Designit A/S	0.2%	1,921	(0.1)%	(304)	0.2%	13	(0.1)%	(291)
Designit Denmark A/S	0.0%	403	(0.0)%	(65)	(0.2)%	(9)	(0.0)%	(74)
Designit Germany GmbH	(0.0)%	(245)	(0.0)%	(104)	0.2%	9	(0.0)%	(95)
Designit North America, Inc.	(0.2)%	(1,453)	(0.1)%	(212)	(0.8)%	(48)	(0.1)%	(260)
Designit Oslo A/S	0.0%	130	0.0%	10	0.0%	1	0.0%	11
Designit Spain Digital, S.L.U	0.0%	13	(0.1)%	(224)	0.1%	3	(0.1)%	(221)
Designit Sweden AB	(0.0)%	(247)	(0.0)%	(54)	0.2%	10	(0.0)%	(44)
Designit T.L.V Ltd.	0.0%	113	(0.0)%	(31)	0.2%	11	(0.0)%	(20)

288 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Name of the entity	Net Asset		Share in Profit or Loss		Share in Other comprehensive income		Share in total comprehensive income	
	As % of total	Amount in ₹	As % of total	Amount in ₹	As % of total	Amount in ₹	As % of total	Amount in ₹
Designit Tokyo Ltd.	(0.0)%	(163)	(0.0)%	(71)	0.2%	10	(0.0)%	(61)
Edgile, LLC	0.1%	1,312	(0.0)%	(19)	0.4%	25	0.0%	6
Grove Holdings 2 S.á.r.l	0.2%	1,729	0.0%	1	(0.1)%	(3)	(0.0)%	(2)
HealthPlan Services Insurance Agency, LLC	0.0%	326	0.0%	39	0.2%	11	0.0%	50
HealthPlan Services, Inc.	0.6%	5,743	2.0%	4,553	2.1%	123	2.0%	4,676
Infocrossing, LLC	(0.4)%	(4,022)	0.7%	1,707	1.4%	83	0.7%	1,790
International TechneGroup Incorporated	0.1%	749	0.1%	156	0.2%	13	0.1%	169
International TechneGroup Ltd.	0.0%	24	(0.0)%	(20)	-	-	(0.0)%	(20)
Iris Bidco Pty Ltd	0.0%	6	-	-	-	-	-	-
Iris Holdco Pty Ltd	0.0%	35	-	-	0.0%	1	0.0%	1
ITI Proficiency Ltd	(0.0)%	(124)	(0.0)%	(32)	(0.2)%	(9)	(0.0)%	(41)
LeanSwift AB	0.0%	32	(0.0)%	(19)	-	-	(0.0)%	(19)
LeanSwift Solutions, Inc.	0.0%	162	0.0%	8	0.1%	3	0.0%	11
MechWorks S.R.L.	0.0%	168	0.0%	112	(0.1)%	(4)	0.0%	108
NEOS LLC	(0.0)%	(7)	(0.1)%	(137)	-	-	(0.1)%	(137)
NEOS Software LLC	(0.0)%	(2)	(0.0)%	(2)	-	-	(0.0)%	(2)
PT. WT Indonesia	0.1%	717	0.0%	68	1.0%	59	0.1%	127
Rainbow Software LLC	(0.0)%	(7)	(0.0)%	(1)	-	-	(0.0)%	(1)
Revolution IT Pty Ltd	0.0%	470	0.0%	56	0.3%	16	0.0%	72
Shelde Pty Ltd	0.0%	307	0.0%	8	0.2%	10	0.0%	18
The Capital Markets Company (UK) Ltd	0.0%	104	0.3%	630	0.1%	8	0.3%	638
The Capital Markets Company BV (3)	0.7%	7,194	(0.1)%	(312)	2.3%	135	(0.1)%	(177)
The Capital Markets Company BV (4)	0.0%	79	0.0%	21	(0.1)%	(5)	0.0%	16
The Capital Markets Company GmbH	(0.0)%	(47)	(0.2)%	(454)	0.0%	1	(0.2)%	(453)
The Capital Markets Company Limited (1)	0.6%	5,988	0.6%	1,501	0.7%	39	0.6%	1,540
The Capital Markets Company Limited (2)	0.0%	290	(0.1)%	(310)	0.0%	2	(0.1)%	(308)
The Capital Markets Company LLC	0.1%	1,047	0.8%	1,876	0.2%	13	0.8%	1,889
The Capital Markets Company S.á.r.l	0.1%	691	(0.0)%	(14)	2.7%	159	0.1%	145
The Capital Markets Company S.A.S	0.0%	457	0.1%	119	(0.0)%	(1)	0.0%	118
The Capital Markets Company s.r.o	0.0%	142	0.1%	121	(0.1)%	(5)	0.0%	116
The Wipro SA Broad Based Ownership Scheme Trust	0.0%	154	(0.0)%	(5)	(0.6)%	(33)	(0.0)%	(38)
Topcoder, LLC	0.0%	20	0.0%	110	(0.0)%	(1)	0.0%	109
Wipro (Dalian) Limited	0.1%	775	0.0%	100	1.0%	60	0.1%	160
Wipro (Thailand) Co. Limited	0.0%	241	(0.0)%	(6)	(0.2)%	(13)	(0.0)%	(19)
Wipro 4C Consulting France SAS	(0.0)%	(352)	(0.1)%	(282)	0.3%	15	(0.1)%	(267)
Wipro 4C Danmark ApS	(0.0)%	(128)	(0.0)%	(14)	0.1%	4	(0.0)%	(10)
Wipro 4C Nederland B.V (formerly known as 4C Nederland B.V)	0.0%	15	(0.0)%	(10)	-	-	(0.0)%	(10)
Wipro 4C NV	0.1%	949	(0.1)%	(232)	(0.2)%	(13)	(0.1)%	(245)
Wipro Appirio (Ireland) Limited	0.0%	259	0.0%	72	(0.1)%	(6)	0.0%	66
Wipro Appirio UK Limited	(0.1)%	(572)	0.0%	58	0.1%	7	0.0%	65
Wipro Appirio, Inc.	0.4%	3,584	0.4%	958	1.7%	98	0.4%	1,056
Wipro Appirio, K.K. (formerly known as Appirio, K.K)	(0.0)%	(298)	(0.1)%	(127)	0.3%	19	(0.0)%	(108)
Wipro Arabia Co. Limited	0.2%	2,145	0.4%	958	1.7%	100	0.4%	1,058
Wipro Bahrain Limited Co. W.L.L	0.0%	256	(0.0)%	(61)	0.3%	17	(0.0)%	(44)
Wipro Business Solutions GmbH (formerly known as Metro-nom GmbH)	0.5%	4,641	0.2%	369	(1.9)%	(111)	0.1%	258
Wipro Chengdu Limited	0.2%	1,999	0.2%	378	2.0%	118	0.2%	496
Wipro Designit Services Limited	0.0%	34	0.0%	8	(0.0)%	(1)	0.0%	7
Wipro Designit Services, Inc.	(0.0)%	(120)	(0.1)%	(248)	-	-	(0.1)%	(248)

Integrated Annual Report 2021-22 289

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Name of the entity	Net Asset		Share in Profit or Loss		Share in Other comprehensive income		Share in total comprehensive income	
	As % of total	Amount in ₹	As % of total	Amount in ₹	As % of total	Amount in ₹	As % of total	Amount in ₹
Wipro do Brasil Servicos Ltda	0.0%	289	(0.0)%	(43)	1.0%	57	0.0%	14
Wipro Do Brasil Sistemetas De Informatica Ltd	0.0%	19	-	-	0.1%	4	0.0%	4
Wipro do Brasil Technologia Ltda	0.4%	3,668	(0.2)%	(364)	7.3%	430	0.0%	66
Wipro Doha LLC	0.0%	474	0.1%	253	0.3%	15	0.1%	268
Wipro Europe Limited	0.0%	158	0.0%	95	-	-	0.0%	95
Wipro Financial Services UK Limited	0.0%	2	0.0%	1	-	-	0.0%	1
Wipro Gallagher Solutions, LLC	0.1%	680	(0.2)%	(399)	2.8%	166	(0.1)%	(233)
Wipro Gulf LLC	0.0%	281	0.1%	210	0.9%	54	0.1%	264
Wipro Holdings (UK) Limited	0.7%	6,539	(0.5)%	(1,158)	28.1%	1,655	0.2%	497
Wipro Holdings Hungary Korlátolt Felelősségű Társaság	3.4%	33,031	1.1%	2,534	-	-	1.1%	2,534
Wipro Holdings Investment Korlátolt Felelősségű Társaság	2.6%	25,196	0.4%	939	-	-	0.4%	939
Wipro Information Technology Egypt SAE	(0.0)%	(133)	(0.0)%	(18)	0.3%	16	(0.0)%	(2)
Wipro Information Technology Kazakhstan LLP	(0.0)%	(31)	(0.0)%	(14)	0.0%	2	(0.0)%	(12)
Wipro Information Technology Netherlands BV.	1.1%	10,501	0.3%	743	0.0%	1	0.3%	744
Wipro Insurance Solutions, LLC	0.0%	129	(0.0)%	(40)	0.1%	5	(0.0)%	(35)
Wipro IT Service Ukraine, LLC	0.0%	6	0.0%	6	-	-	0.0%	6
Wipro IT Services Austria GmbH	0.0%	275	0.0%	55	(0.0)%	(2)	0.0%	53
Wipro IT Services Bangladesh Limited	0.0%	135	(0.1)%	(310)	0.1%	6	(0.1)%	(304)
Wipro IT Services Poland SP Z.O.O	0.1%	1,201	0.3%	736	(1.0)%	(60)	0.3%	676
Wipro IT Services S.R.L.	0.0%	112	0.0%	27	(0.1)%	(3)	0.0%	24
Wipro IT Services UK Societas	9.4%	90,800	26.3%	61,347	(0.1)%	(3)	25.7%	61,344
Wipro IT Services, LLC	4.3%	41,918	4.9%	11,442	(42.4)%	(2,496)	3.7%	8,946
Wipro Italia S.R.L. (formerly known as International TechneGroup S.R.L.)	0.0%	340	(0.0)%	(4)	-	-	(0.0)%	(4)
Wipro Japan KK	0.1%	1,153	0.1%	219	(1.1)%	(62)	0.1%	157
Wipro, LLC	4.6%	44,042	4.6%	10,709	123.1%	7,244	7.5%	17,953
Wipro Networks Pte Limited	0.2%	2,350	0.2%	471	0.9%	53	0.2%	524
Wipro Opus Mortgage Solutions LLC (formerly known as Opus Capital Markets Consultants, LLC)	(0.0)%	(312)	(0.2)%	(404)	(0.1)%	(4)	(0.2)%	(408)
Wipro Outsourcing Services (Ireland) Limited	0.0%	218	(0.0)%	(2)	(0.1)%	(4)	(0.0)%	(6)
Wipro Philippines, Inc.	0.5%	4,595	1.6%	3,753	(9.5)%	(559)	1.3%	3,194
Wipro Poland SP Z.O.O	0.0%	40	0.0%	8	(0.0)%	(1)	0.0%	7
Wipro Portugal S.A.	0.7%	7,205	0.1%	217	(0.2)%	(9)	0.1%	208
Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD	0.1%	774	(0.0)%	(1)	-	-	(0.0)%	(1)
Wipro Shanghai Limited	0.0%	188	0.0%	19	0.4%	23	0.0%	42
Wipro Solutions Canada Limited	0.1%	1,031	1.2%	2,828	(0.3)%	(17)	1.2%	2,811
Wipro Technologies Australia Pty Ltd	0.4%	3,545	0.0%	52	(3.2)%	(189)	(0.1)%	(137)
Wipro Technologies GmbH	0.9%	8,352	0.4%	898	3.9%	228	0.5%	1,126
Wipro Technologies Limited	0.0%	43	0.0%	9	(0.2)%	(14)	(0.0)%	(5)
Wipro Technologies Nigeria Limited	0.0%	148	0.1%	200	-	-	0.1%	200
Wipro Technologies Peru SAC	0.0%	228	0.0%	72	0.2%	13	0.0%	85
Wipro Technologies SA	0.0%	154	0.0%	27	(0.4)%	(24)	0.0%	3
Wipro Technologies SA DE CV	0.1%	1,038	0.1%	242	1.0%	60	0.1%	302
Wipro Technologies SDN BHD	0.0%	12	0.0%	7	-	-	0.0%	7
Wipro Technologies South Africa (Proprietary) Limited	0.1%	997	0.1%	183	0.8%	50	0.1%	233
Wipro Technologies SRL	0.1%	578	0.1%	213	(0.3)%	(16)	0.1%	197
Wipro Technologies W.T. Sociedad Anonima	(0.1)%	(548)	(0.0)%	(35)	0.4%	22	(0.0)%	(13)
Wipro Technology Chile SPA	0.0%	214	0.1%	118	(0.2)%	(9)	0.0%	109

290 **Wipro Limited** | Ambitions Realized

Statutory Reports and Financial Statements

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Name of the entity	Net Asset		Share in Profit or Loss		Share in Other comprehensive income		Share in total comprehensive income	
	As % of total	Amount in ₹	As % of total	Amount in ₹	As % of total	Amount in ₹	As % of total	Amount in ₹
Wipro Technology Solutions S.R.L (Formerly known as Metro Systems Romania S.R.L)	0.0%	391	0.0%	72	(0.3)%	(15)	0.0%	57
Wipro UK Limited	0.0%	141	0.0%	83	(1.3)%	(79)	0.0%	4
Wipro VLSI Design Services, LLC	0.1%	912	0.1%	324	0.4%	26	0.1%	350
Wipro Weare4C UK Limited	(0.0)%	(169)	(0.0)%	(81)	-	-	(0.0)%	(81)
Women's Business Park Technologies Limited	(0.0)%	(240)	(0.2)%	(394)	(0.0)%	(1)	(0.2)%	(395)
Wipro Promax Analytics Solutions Americas, LLC [5]	-	-	0.0%	5	-	-	0.0%	5
Wipro Technologies VZ, C.A. [5]	-	-	0.0%	1	0.0%	1	0.0%	2
Wipro Corporate Technologies Ghana Limited [5]	-	-	-	-	0.1%	4	0.0%	4
Designit Colombia S A S [5]	-	-	0.0%	89	0.0%	1	0.0%	90
Designit Peru SAC [5]	-	-	0.0%	81	0.0%	2	0.0%	83
Rational Consulting Australia Pty Ltd [5]	-	-	0.0%	18	-	-	0.0%	18
Capco Sweden AB [5]	-	-	(0.0)%	(3)	-	-	(0.0)%	(3)
Associates								
Drivestream Inc.	0.1%	₹ 774	0.0%	₹ 57	-	₹ -	0.0%	57
Trusts								
Wipro Equity Reward Trust	0.1%	₹ 1,405	0.0%	₹ 46	-	₹ -	0.0%	46
Wipro Foundation	(0.0)%	(18)	(0.0)%	(70)	-	-	(0.0)%	(70)
Total	**100%**	**₹ 967,845**	**100%**	**₹232,822**	**100%**	**₹ 5,884**	**100%**	**₹ 238,706**
Non-controlling interest		₹ (515)		₹ (138)		₹ (49)		(187)
Adjustment arising out of consolidation		(313,300)		(110,388)		5,568		(104,820)
Grand Total		**₹ 654,030**		**₹122,296**		**₹ 11,403**		**₹ 133,699**

[1] The Capital Markets Company Limited is incorporated in Canada.
[2] The Capital Markets Company Limited is incorporated in Hong Kong.
[3] The Capital Markets Company BV incorporated in Belgium.
[4] The Capital Markets Company BV incorporated in Netherlands.
[5] Liquidated during the year ended March 31, 2022.

39. As part of customer contract with Metro AG, the Company has acquired Metro-nom GmbH (currently known as Wipro Business Solutions GmbH) and Metro Systems Romania S.R.L. (currently known as Wipro Technology Solutions S.R.L.), the IT units of Metro AG in Germany and Romania, respectively, for a consideration of ₹ 5,096. Considering the terms and conditions of the agreement, the Company has concluded that this transaction does not meet the definition of Business under Ind AS 103 "Business Combinations". The transaction was consummated on April 1, 2021. The fair value of net assets acquired aggregating to ₹ 4,691 is allocated to respective assets and liabilities. The excess of consideration paid, and net assets taken over is accounted as 'costs to obtain contract', which will be amortised over the tenure of the contract as reduction in revenues.

40. The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the Company towards Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020 on November 13, 2020, and has invited suggestions from stake holders which are under active consideration by the Ministry. Based on an initial assessment by the Company and its Indian subsidiaries, the additional impact on Provident Fund contributions by the Company and its Indian subsidiaries is not expected to be material, whereas, the likely additional impact on Gratuity liability / contributions by the Company and its Indian subsidiaries could be material. The Company and its Indian subsidiaries will complete their evaluation once the subject rules are notified and will give appropriate impact in the financial statements in the period in which, the Code becomes effective and the related rules to determine the financial impact are published.

Integrated Annual Report 2021-22 291

Consolidated financial statements under Ind AS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

41. Events after the Reporting Period

(a) On April 11, 2022, the Company acquired CAS Group.

(b) On May 20, 2022, the Company acquired Rizing.

Refer to note 8 for Additional details on acquisitions completed after March 31, 2022.

As per our report of even date attached.

for **Deloitte Haskins & Sells LLP**
Chartered Accountants
Firm's Registration No.: 117366W/W – 100018

Vikas Bagaria
Partner
Membership No.: 60408

For and on behalf of the Board of Directors

Rishad A. Premji
Chairman

Deepak M. Satwalekar
Director

Thierry Delaporte
Chief Executive Officer & Managing Director

Jatin Pravinchandra Dalal
Chief Financial Officer

M. Sanaulla Khan
Company Secretary

Bengaluru
June 8, 2022

292 Wipro Limited | Ambitions Realized

AOC-1—Information relating to Subsidiaries as at March 31, 2022 [Pursuant to first proviso to sub-section (3) of Section 129 of Companies Act, 2013, read with rule 5 of Companies (Accounts) Rules,2014 ] Part -A- Subsidiaries Proposed Exchange rate    Total Date of Profit Provision Profit Dividend Sr. as on Share Reserves Total Liabilities Turnover becoming the Reporting Reporting Investments % of before for after (incl. Name of the Subsidiary Mar 31, 2022/Jan capital & Assets excluding (i) subsidiary/ period Currency (i) & (h) Holding taxation taxation taxation dividend No. 31, 2022/ Dec 31, (i) Surplus (i) (6) & (7) acquisition (i) (i) (i) tax) 2021 (i) (i) (i) (1) (2) (3) (4) (5) (6) (7) (8) (9) (10) (11) (12) (13) (14) (15) (16) 1 Wipro, LLC 7-Jul-98 31-Mar-22 USD 75.78 77,140 (29,586) 111,748 64,193 14,874 100% 93,698 10,917 11 10,906 — 2 The Capital Markets 29-Apr-21 31-Mar-22 USD 75.78 9,490 (8,557) 11,127 10,194 —100% 21,243 2,554 764 1,790 —Company, LLC 3 The Capital Markets 29-Apr-21 31-Mar-22 GBP 99.41 504 (484) 11,007 10,987 —100% 21,109 641 12 629 —Company (UK) Ltd 4 Wipro do Brasil Servicos 14-Aug-20 31-Dec-21 BRL 13.34 164 121 480 195 —100% 1,151 * 6 (5)—Ltda (Formerly IVIA Servicos De Informatica Ltda) 5 Healthplan Services, Inc. 29-Feb-16 31-Dec-21 USD 74.33 7,879 (2,259) 8,356 2,737 —100% 13,641 (405) (4,347) 3,942 — 6 Wipro Technologies GmbH 30-Jun-06 31-Mar-22 EUR 84.07 7,846    (2,967) 16,554 11,676 —100% 14,920 1,053 181 872 — 7 Wipro Solutions Canada 16-Aug-14 31-Mar-22 CAD 60.50 1,936 (905) 7,627 6,596 —100% 11,676 3,764 879 2,886 —Limited 8 Wipro Philippines, Inc. 16-Oct-07 31-Mar-22 PHP 1.46 277 4,319 9,585 4,990 —100% 11,665 3,898 206 3,692 — 9 Wipro Arabia Limited 19-Jun-07 31-Dec-21 SAR 19.79 594 1,379 7,707 5,734 —67% 10,480 1,000 161 839 3,746 10 Wipro HR Services India 1-Sep-18 31-Mar-22 INR 1.00 70 6,923 9,976 2,983 237 100% 10,175 1,221 319 901 —Pvt Ltd.    11 The Capital Markets 29-Apr-21 31-Mar-22 CAD 60.50 * 5,988 9,530 3,542 —100% 9,938 1,975 443 1,532 —Company Limited 12 Designit Tokyo Ltd. 6-Aug-15 31-Mar-22 JPY 62.27 1,028 (17,153) 3,516 19,641 —100% 8,457 (6,491) 22 (6,513)— 13 Infocrossing, LLC 20-Sep-07 31-Mar-22 USD 75.78 * 2,197 4,448 2,251 —100% 8,417 2,378 640 1,739 1,440 14 Wipro Technologies SA 13-Jun-07 31-Mar-22 MXN 3.81 763 275 4,057 3,019 —100% 6,623 540 288 252 —DE C V 15 Wipro Appirio Inc. (formerly 23-Nov-16 31-Mar-22 USD 75.78 * 1,665 3,292 1,627 —100% 5,626 865 6 859 2,273 known as Appirio, Inc.) 16 Wipro do Brasil Technologia 29-May-01 31-Dec-21 BRL 13.34 1,960 1,002 5,330 2,367 —100% 5,601 (524) (7) (518)—Ltda 17 Wipro Business Solutions 1-Apr-21 31-Mar-22 EUR 84.07 52 4,589 8,348 3,707 —100% 5,582 358 * 358 —GmbH (formerly known as Integrated Metro-nom GmbH)    18 Wipro Technologies SRL 17-Aug-06 31-Mar-22 RON 16.99 183 393 2,940 2,363 —100% 3,860 241 35 206 —Statutory 19 Capco Consulting Services, 29-Apr-21 31-Mar-22 USD 75.78 * 1,016 2,662 1,646 —100% 3,830 729 213 516 985    Annual LLC    20 Wipro Gallagher Solutions, 1-Jul-08 31-Mar-22 USD 75.78 3,740 (3,040) 2,131 1,430 —100% 3,744 (468) (58) (410) 606 Reports LLC and    Report 21 Wipro Designit Services, Inc. 21-Feb-20 31-Mar-22 USD 75.78 * (120) 788 908 —100% 3,641 (291) (38) (252)— (formerly known Rational Interaction, Inc.) Financial 2021-22 22 Wipro IT Services Poland 6-Apr-12 31-Mar-22 PLN 18.07 * 1,198 2,350 1,152 —100% 3,583 895 190 705 1,030 SP Z.O.O 23 Capco Technologies Pvt. Ltd. 29-Apr-21 31-Mar-22 INR 1.00 * 1,946 2,413 467 —100% 3,565 753 217 536 — 293 24 Capco RISC Consulting, LLC 29-Apr-21 31-Mar-22 USD 75.78 * 1,079 2,379 1,301 —100% 3,486 671 192 480 2,137 Statements

Proposed Exchange rate    Total 294 Date of Profit Provision Profit Dividend Sr. as on Share Reserves Total Liabilities Turnover becoming the Reporting Reporting Investments % of before for after (incl. Name of the Subsidiary Mar 31, 2022/Jan capital & Assets excluding (i) subsidiary/ period Currency (i) & (h) Holding taxation taxation taxation dividend No. 31, 2022/ Dec 31, (i) Surplus (i) (6) & (7) acquisition (i) (i) (i) tax) 2021 (i) (i) Wipro (i) (1) (2) (3) (4) (5) (6) (7) (8) (9) (10) (11) (12) (13) (14) (15) (16) 25 The Capital Markets 29-Apr-21 31-Dec-21 EUR 84.20 2 318 2,075 1,756 —100% 3,320 (599) * (599)—Limited Company GmbH 26 Wipro Networks Pte. Limited 15-Dec-99 31-Mar-22 USD 75.78 1,695 786 3,695 1,213 —100% 3,226 468 (32) 500 — |    27 The Capital Markets 29-Apr-21 31-Dec-21 CHF 81.48 2 814 3,280 2,465 —100% 3,145 26 5 21 —Company S.a.r.l. 28 Wipro Opus Risk 14-Jan-14 31-Mar-22 USD 75.78 77 (389) 1,366 1,678 —100% 2,968 (358) 54 (412)—Ambitions Solutions, LLC (formerly known as Wipro Opus Mortgage Solutions, LLC —Opus Capital Markets Realized Consultants, LLC) 29 Wipro VLSI Design Services 24-Feb-21 31-Mar-22 INR 1.00 * 65 1,264 1,198 —100% 2,756 (77) 69 (147)—India Private Limited (formerly known as Eximius Design India Private Limited) 30 LeanSwift AB 31-Dec-21 31-Dec-21 EUR 84.20 4 513 976 460 —100% 2,604 254 54 200 — 31 Wipro Japan KK 1-May-98 31-Mar-22 JPY 0.62 269 876 2,177 1,032 —100% 2,246 300 95 205 — 32 Wipro Chengdu Limited 21-Oct-08 31-Dec-21 RMB 11.71 446 1,540 2,928 942 —100% 2,229 626 97 529 — 33 TopCoder, LLC 23-Nov-16 31-Mar-22 USD 75.78 1,774 (1,754) 158 138 —100% 2,178 156 44 112 — 34 Wipro Technology Solutions 1-Apr-21 31-Dec-21 RON 17.01 20 402 710 288 —100% 2,033 376 62 314 —S.R.L (formerly known as Metro Systems Romania S.R.L) 35 Wipro VLSI Design Services, 24-Feb-21 31-Mar-22 USD 75.78 * 912 1,374 462 —100% 1,988 430 126 304 —LLC (formerly known as Eximius Design, LLC) 36 The Capital Markets 29-Apr-21 31-Dec-21 EUR 84.20 3 561 2,430 1,866 —100% 1,858 (1) * (1)—Company S.A.S. 37 Wipro Technologies 30-Apr-12 31-Mar-22 AUD 56.73 3,971 (69) 10,622 6,720 —100% 1,812 54 16 38 —Australia Pty Ltd. 38 International Technegroup 31-Oct-19 31-Mar-22 USD 75.78 20 748 1,304 536 —100% 1,670 264 105 159 —Inc. 39 Wipro Technologies South 2-Nov-10 31-Mar-22 ZAR 5.21 27 964 1,388 397 —100% 1,549 221 43 177 —Africa (Proprietary) Limited 40 Wipro Portugal SA 30-Jun-06 31-Mar-22 EUR 84.07 3,776 1,133 5,675 767 —100% 1,476 1,157 24 1,133 — 41 Wipro Holdings (UK) Limited 9-Dec-02 31-Mar-22 GBP 99.41 15,147 (8,395) 11,924 5,172 9,770 100% 1,610 (1,073) 18 (1,091)— 42 PT WT Indonesia 24-Jul-09 31-Mar-22 IDR 0.01 71 653 1,144 419 —100% 1,470 153 76 78 604 43 Wipro (Dalian) Limited 25-Dec-15 31-Dec-21 RMB 11.71 618 126 1,088 344 —100% 1,387 98 17 81 — 44 Wipro Weare4C UK LIMITED 10-Aug-20 31-Mar-22 GBP 99.41 * (169) 545 714 —100% 1,290 (92) (13) (79)—(formerly known as Weare4C UK Limited)    45 The Capital Markets 29-Apr-21 31-Dec-21 HKD 9.53 * 507 1,388 881 —100% 1,221 (272) (41) (231)—Company Limited    46 Edgile, LLC (e) 31-Dec-21 31-Mar-22 USD 75.78 * 1,312 1,852 540 —100% 1,162 11 31 (19)— 47 Wipro IT Services 9-Jan-18 31-Mar-22 BDT 0.88 373 (247) 1,534 1,408 —100% 1,072 (331) (13) (319)—Bangladesh Limited

Proposed Exchange rate    Total Date of Profit Provision Profit Dividend Sr. as on Share Reserves Total Liabilities Turnover becoming the Reporting Reporting Investments % of before for after (incl. Name of the Subsidiary Mar 31, 2022/Jan capital & Assets excluding (i) subsidiary/ period Currency (i) & (h) Holding taxation taxation taxation dividend No. 31, 2022/ Dec 31, (i) Surplus (i) (6) & (7) acquisition (i) (i) (i) tax) 2021 (i) (i) (i) (1) (2) (3) (4) (5) (6) (7) (8) (9) (10) (11) (12) (13) (14) (15) (16) 48 Wipro IT Services Austria 15-Jun-16 31-Mar-22 EUR 84.07 6 268 418 144 —100% 986 72 18 53 429 GmbH (formerly known as Cellent GmbH) 49 Wipro Doha LLC 26-Feb-14 31-Mar-22 QAR 20.75 4 470 661 187 —49% 901 266 6 259 — 50 Wipro 4C NV 10-Aug-20 31-Jan-22 EUR 83.23 652 (1,434) 907 1,688 —100% 898 (997) 1 (998)— 51 The Capital Markets 29-Apr-21 31-Mar-22 EUR 84.07 170 888 9,758 8,700 —100% 866 (1,693) 1 (1,694)—Company BV 52 Capco Brasil Serviços e 29-Apr-21 31-Mar-22 BRL 15.88 187 192 793 414 —100% 790 (23) 8 (30)—Consultoria em Informática Ltda 53 The Capital Markets 29-Apr-21 31-Dec-21 EUR 84.20 * 57 1,187 1,130 —100% 604 41 3 37 —Company, s. r. o. 54 Wipro Gulf LLC 1-Jun-11 31-Mar-22 OMR 196.77 30 247 402 126 —100% 590 174 1 173 1,673 55 Wipro 4C Danmark ApS 10-Aug-20 31-Mar-22 DKK 11.30 1 (130) 160 289 —100% 584 (18) * (18)—(formerly known as 4C Danmark ApS) 56 Designit Oslo A/S 6-Aug-15 31-Mar-22 NOK 8.67 * 112 259 146 —100% 577 8 (3) 11 — 57 Designit A/S 6-Aug-15 31-Mar-22 DKK 11.30 113 837 1,824 874 —100% 566 (684) (6) (678)— 58 Designit North America, Inc. 6-Aug-15 31-Mar-22 USD 75.78 16 (1,469) 260 1,713 —100% 537 (337) (122) (215)—(formerly known as Cooper Software, Inc.) 59 Capco Poland Sp. z.o.o. 29-Apr-21 31-Mar-22 PLN 18.07 * 59 271 212 —100% 526 78 15 64 — 60 Capco Greece Single 29-Apr-21 31-Mar-22 EUR 84.07 386 (382) 605 602 —100% 521 * 1 (2)—Member P.C 61 Andrion AG 29-Apr-21 31-Dec-21 CHF 81.48 12 74 184 98 —100% 461 4 * 3 — 62 Wipro 4C Consulting France 10-Aug-20 31-Jan-22 EUR 83.23 70 (265) 305 500 —100% 450 (221) * (221)—SAS (formerly known as 4C Consulting France) 63 Capco Consultancy 29-Apr-21 31-Dec-21 MYR 17.83 200 (226) 215 241 —100% 442 (14) * (14)—(Malaysia) Sdn. Bhd. 64 Wipro Technology Chile SPA 19-Dec-11 31-Mar-22 CLP 0.10 272 (58) 431 217 —100% 419 122 3 118 — 65 Women’s Business Park 26-Oct-17 31-Mar-22 SAR 20.20 76 (327) 961 1,212 —55% 404 (386) 14 (401)—Technologies Limited 66 Wipro Appirio (Ireland) 23-Nov-16 31-Mar-22 EUR 84.07 86 173 432 174 —100% 399 79 9 70 —Limited (formerly known as Integrated Appirio Ltd)    67 Wipro Appirio K.K (formerly 23-Nov-16 31-Mar-22 JPY 0.62 6 (293) 279 566 —100% 372 (85) 21 (106)—Statutory known as Appirio, K.K) Annual 68 Wipro Outsourcing Services 14-May-12 31-Mar-22 EUR 84.07 * 221 449 228 —100% 362 * * *—Reports (Ireland) Limited    69 Wipro Information 30-Jun-06 31-Mar-22 EUR 84.07 7,546 3,396 13,372 2,430 —100% 356 729 8 721 —and Report    Technology Netherlands BV 70 Wipro Technologies WT 15-Oct-10 31-Mar-22 CRC 0.11 * (548) 299 847 —100% 348 (34) * (34)— Sociedad Anonima Financial 2021-22 71 Capco Austria GmbH 29-Apr-21 31-Mar-22 EUR 84.07 45 140 401 217 —100% 347 20 * 20 — 72 Designit Denmark A/S 6-Aug-15 31-Mar-22 DKK 11.30 14 681 857 162 —100% 343 (54) * (54)— 295 73 LeanSwift Solutions, Inc. 31-Dec-21 31-Mar-22 USD 75.78 * 162 372 210 —100% 339 11 3 8 —Statements

Proposed Exchange rate    Total 296 Date of Profit Provision Profit Dividend Sr. as on Share Reserves Total Liabilities Turnover becoming the Reporting Reporting Investments % of before for after (incl. Name of the Subsidiary Mar 31, 2022/Jan capital & Assets excluding (i) subsidiary/ period Currency (i) & (h) Holding taxation taxation taxation dividend No. 31, 2022/ Dec 31, (i) Surplus (i) (6) & (7) acquisition (i) (i) (i) tax) 2021 (i) (i) Wipro (i) (1) (2) (3) (4) (5) (6) (7) (8) (9) (10) (11) (12) (13) (14) (15) (16) 74 Wipro Bahrain Limited 28-Oct-09 31-Mar-22 BHD 200.96 10 251 449 188 —100% 318 (57) * (57) 221 Limited Co. WLL 75 Designit T.L.V Ltd. 6-Aug-15 31-Mar-22 ILS 23.87 * 111 217 106 —100% 327 (32) * (32)— |    76 Designit Spain Digital SL 6-Aug-15 31-Mar-22 EUR 84.07 * 13 156 143 —100% 321 (209) 8 (218)— 77 Wipro Technologies SA 22-Apr-08 31-Dec-21 ARS 0.72 189 11 374 174 —100% 305 * (2) 2 — 78 Wipro Technologies Peru 15-Aug-12 31-Mar-22 PEN 20.37 38 177 227 13 —100% 282 105 41 64 — Ambitions SAC    79 Healthplan Services 29-Feb-16 31-Dec-21 USD 74.33 * 329 348 19 —100% 266 91 19 72 —Insurance Agency, Inc Realized 80 Designit Germany GmbH 6-Aug-15 31-Mar-22 EUR 84.07 380 (625) 218 463 —100% 262 (101) * (101)— 81 Capco Consultancy 29-Apr-21 31-Dec-21 THB 2.24 12 (136) 203 327 —100% 254 (21) * (21)—(Thailand) Ltd. 82 International TechneGroup 31-Oct-19 31-Mar-22 GBP 99.41 * 21 206 184 —100% 253 (27) (5) (22)—Ltd. 83 MechWorks S.r.l. 31-Oct-19 31-Mar-22 EUR 84.07 * 167 293 126 —100% 237 127 18 109 — 84 Cloudsocious DMCC 10-Aug-20 31-Jan-22 AED 20.31 1 (173) 102 273 —100% 231 (87) * (87)— 85 Wipro Do Brasil Sistemetas 22-Aug-14 31-Dec-21 BRL 13.34 19 26 295 250 —100% 306 29 5 25 —De Informatica Ltd 86 Wipro (Thailand) Co. Limited 30-Jul-07 31-Mar-22 BAHT 2.28 235 13 292 45 —100% 209 4 2 2 250 87 Wipro IT Services S.R.L 1-Nov-18 31-Mar-22 RON 16.99 * 111 148 35 —100% 195 29 3 26 — 88 Capco Consulting 29-Apr-21 31-Dec-21 SGD 55.09 25 (69) 211 255 —100% 194 (47) * (47)—Singapore Pte Ltd. 89 Wipro Technologies Nigeria 15-Aug-12 31-Mar-22 NGN 0.18 3 145 773 625 —100% 185 4 2 2 —Limited 90 Wipro 4C Nederland BV 10-Aug-20 31-Mar-22 EUR 84.07 2 17 80 62 —100% 158 (9) * (9)—(formerly known as 4C Nederland B.V) 91 Designit Sweden AB 6-Aug-15 31-Mar-22 SEK 8.13 * 15 62 45 —100% 127 (52) * (52)— 92 Wipro Designit Services 21-Feb-20 31-Mar-22 EUR 84.07 * 36 43 7 —100% 122 9 1 8 —Limited (fomerly known as Rational Interaction Limited) 93 Wipro Technologies SDN 16-Nov-06 31-Mar-22 MYR 18.02 * 13 76 63 —100% 122 10 2 7 —BHD 94 The Capital Markets 29-Apr-21 31-Mar-22 EUR 84.07 2 78 322 243 —100% 74 25 5 20 —Company BV 95 ITI Proficiency Ltd. 31-Oct-19 31-Mar-22 ILS 23.87 * (124) 37 160 —100% 85 (33) * (33)— 96 Wipro Technologies Limited, 8-Feb-08 31-Mar-22 RUB 0.91 9 19 42 14 —100% 40 (6) 1 (7)—Russia 97 NEOS LLC 29-Apr-21 31-Mar-22 USD 75.78 * 125 142 17 —100% 40 (7) * (8)— 98 Wipro Shanghai Limited 27-Apr-04 31-Dec-21 RMB 11.71 126 57 195 12 —100% 38 23 * 23 — 99 Wipro Insurance Solutions, 30-Nov-12 31-Mar-22 USD 75.78 30 99 176 47 —100% 29 (22) 19 (40)—LLC 100 Wipro Travel Services 10-Jun-96 31-Mar-22 INR 1.00 * 103 470 367 —100% 23 (19) * (19)—Limited 101 ATOM Solutions, LLC 29-Apr-21 31-Mar-22 USD 75.78 31 140 366 194 —100% 9 15 4 11 —

Statutory Reports and Financial Statements Proposed Exchange rate Total Date of Profit Provision Profit Dividend Sr. as on Share Reserves Total Liabilities Turnover becoming the Reporting Reporting Investments % of before for after (incl. Name of the Subsidiary Mar 31, 2022/Jan capital & Assets excluding (i) subsidiary/ period Currency (i) & (h) Holding taxation taxation taxation dividend No. 31, 2022/ Dec 31, (i) Surplus (i) (6) & (7) acquisition (i) (i) (i) tax) 2021 (i) (i) (i) (1) (2) (3) (4) (5) (6) (7) (8) (9) (10) (11) (12) (13) (14) (15) (16) 102 Wipro Information 27 Sep 06 31 Mar 22 KZT 0.16 5 (24) 78 97 100% 7 (10) (3) (7) Technology Kazakhstan LLP 103 Wipro UK Limited 1 Jun 11 31 Mar 22 GBP 99.41 70 87 223 66 100% * 3 * 2 104 Wipro IT Services Ukraine 6 Oct 14 31 Mar 22 UAH 2.56 5 * 5 * 100% * 5 * 5 LLC 105 Capco Belgium BV 29 Apr 21 31 Mar 22 EUR 84.07 4 2,184 4,541 2,353 100% 2 (73) * (73) 106 Wipro Holdings Investment 29 Feb 16 31 Dec 21 USD 74.33 1 27,722 27,725 2 100% * 220 5 215 Korlátolt Felelősségű Társaság 107 Capco (Canada) GP ULC 9 Apr 21 31 Mar 22 CAD 60.50 100% 108 CAPCO (US) GP, LLC 9 Apr 21 31 Mar 22 USD 75.78 100% 109 Neos Holdings, LLC 9 Apr 21 31 Mar 22 USD 75.78 100% 110 Neos Software, LLC 9 Apr 21 31 Mar 22 USD 75.78 100% 111 Capco Consulting Services 9 Apr 21 31 Mar 22 CNY 11.71 100% (Guangzhou) Company Limited 112 Wipro Appirio UK Ltd. 23 Nov 16 31 Mar 22 GBP 99.41 * (572) 319 891 100% 681 56 * 57 (formerly know as Appirio UK Ltd.) 113 Wipro Trademarks Holding 30 Oct 82 31 Mar 22 INR 1.00 * 49 50 * 100% * 2 * 2 Limited 114 Wipro US Foundation (g) 25 Jan 19 31 Mar 22 USD 75.78 100% 115 Wipro Overseas IT Services 12 May 15 31 Mar 22 INR 1.00 * * * * 100% * * * * Pvt Ltd 116 Wipro IT Services UK 29 Feb 16 31 Mar 22 USD 75.78 11 77,522 29,074 100% 12,035 62,515 59 62,456 11,789 Societas 106,607 117 Ampion Pty Ltd 6 Aug 21 31 Mar 22 AUD 56.73 100% 118 Revolution IT Pty Ltd 6 Aug 21 31 Mar 22 AUD 56.73 100% 119 Crowdsprint Pty Ltd 6 Aug 21 31 Mar 22 AUD 56.73 100% 120 IRIS Holdco Pty Ltd 6 Aug 21 31 Mar 22 AUD 56.73 100% 121 IRIS Bidco Pty Ltd 6 Aug 21 31 Mar 22 AUD 56.73 100% 122 Shelde Pty Ltd 6 Aug 21 31 Mar 22 AUD 56.73 100% 123 LeanSwift Solutions, LLC 31 Dec 21 31 Mar 22 USD 75.78 100% 124 Rainbow Software LLC 10 Jan 16 31 Dec 21 IQD 0.05 * (7) * 7 100% * * * * 125 Wipro Holdings Hungary 17 Sep 07 31 Dec 21 USD 74.33 2,044 39,615 41,663 4 100% * (192) * (191) Korlátolt Felelősségű Társaság 126 Encore Theme Technologies 15 Dec 20 31 Mar 22 INR 1.00 2 186 747 559 96.7% 795 114 43 71 Private Limited (b) 127 Wipro SA Broad Based 17 Jan 14 31 Mar 22 ZAR 5.21 717 * 718 * 100% * * * * Ownership Scheme SPV (Rf) (Pty) Ltd 128 Wipro Italia SRL 1 Oct 19 31 Mar 22 EUR 84.07 22 350 373 * 100% * * (2) * 129 Wipro IT Services LLC 6 Apr 15 31 Mar 22 USD 75.78 95,771 (41,770) 75,488 100% * 10,063 (1,590) 11,653 129,489 130 Cardinal US Holdings, Inc 29 Apr 21 31 Mar 22 USD 75.78 36,475 (10,955) 26,483 964 100% * 2,838 (62) 2,901 4,168 Integrated Annual Report 2021-22 297

Proposed Exchange rate Total Date of Profit Provision Profit Dividend Sr. as on Share Reserves Total Liabilities Turnover becoming the Reporting Reporting Investments % of before for after (incl. Name of the Subsidiary Mar 31, 2022/Jan capital & Assets excluding (i) subsidiary/ period Currency (i) & (h) Holding taxation taxation taxation dividend No. 31, 2022/ Dec 31, (i) Surplus (i) (6) & (7) acquisition (i) (i) (i) tax) 2021 (i) (i) (i) (1) (2) (3) (4) (5) (6) (7) (8) (9) (10) (11) (12) (13) (14) (15) (16) 131 Wipro Europe Limited 1-Jun-11 31-Mar-22 GBP 99.41 10 184 195 * - 100% * 74 * 74 - 132 CAPCO (US) LLC 29-Apr-21 31-Mar-22 USD 75.78 303 169 2,562 2,090 - 100% * 30 9 22 - 133 Wipro Poland Sp Z.o.o. 1-Jul-08 31-Mar-22 PLN 18.07 * 40 44 3 - 100% * 7 * 7 - 134 Grove Holdings 2 S.a.r.l. 29-Apr-21 31-Mar-22 USD 75.78 5,350 (3,286) 2,229 165 - 100% * 1 * 1 - 135 CapAfric Consulting 29-Apr-21 31-Dec-21 ZAR 4.67 * 6 7 2 - 100% * (1) * (1) - Proprietary Limited 136 Wipro Financials Services 30-Apr-12 31-Mar-22 GBP 99.41 * 2 4 2 - 100% * 1 * 1 - UK Ltd 137 Wipro Information 22-May-08 31-Mar-22 EGP 4.15 3 (137) 29 163 - 100% * (16) * (16) - Technology Egypt SAE 138 Cardinal Foreign Holdings 29-Apr-21 31-Mar-22 USD 75.78 27,331 (685) 26,660 14 - 100% * (17) * (17) - 2 S.a.r.l. 139 Capco (Canada) LP 29-Apr-21 31-Mar-22 CAD 60.50 * 32 375 343 - 100% * (27) * (27) - 140 Capco (UK) 1, Limited 29-Apr-21 31-Mar-22 GBP 99.41 * 149 203 54 - 100% * (43) (8) (35) - 141 Cardinal Foreign Holdings 29-Apr-21 31-Mar-22 USD 75.78 27,481 (142) 27,353 14 - 100% * (128) * (128) - S.a.r.l. 142 Ampion Holdings Pty Ltd 6-Aug-21 31-Mar-22 AUD 56.73 2,745 196 5,591 2,650 - 100% 5,489 (162) (47) (114) - Part B Associates and Joint Ventures Name of the Latest audited Date on which the No. of shares held Amont of Extent of Description Reason why the Networth attributable Profit or Loss for the year associates/Joint Balance Sheet Associate or Joint by the Company in investment in Holding (in of how there associate/joint to shareholding as per Ventures date Venture was associated Associate on the Associates percentage) is significant venture is not latest audited Balance Considered in Not Considered in or acquired yearend influence consolidated Sheet Consolidation Consolidation Drivestream 31-Dec-20 12-Jun-17 94,527 Series A USD 9,480,032 43.75% Extent of equity Not Applicable (1,469,569) 765,233 983,997 Preferred Stock holding in 27,865 common stock the associate 190,525 Series B company Preferred stock exceeds 20% Notes (a) Wipro do Brasil Servicos de Technologia S.A. merged with and into Wipro Do Brasil Technologia Ltda, effective April 1, 2021. Therefore, particulars of the entity are not included in the above list. (b) Encore Theme Technologies Private Limited was acquired on Decmber 15, 2020 - stake of 83.4%, additional stake of 13.3% was acquired on January 25, 2022. Consequently, the Company’s holding as on March 31, 2022 is 96.7%. The remaining 3.3% equity stake will be acquired subject to and after receipt of certain regulatory approvals/confirmations. (c) Ampion Holdings Pty Ltd. and its subsidiaries were acquired on August 6, 2021. (d) Capco group was acquired by the Company on April 29, 2021. (e) Edigle LLC was acquired on December 31, 2021. (f) Leanswift Solutions, Inc. and its subsidiaries were acquired on December 31, 2021. (g) Wipro US Foundation is yet to start operations. (h) Investments excludes investments in subsidiaries and associates. (i) Indian rupee equivalents of the figures in foreign currencies of the accounts of the subsidiary entities are based on the exchange rates as of the respective reporting period end dates. (j) During the financial year 2021-22, seven subsidiaries of your Company i.e., Wipro Promax Analytics Solutions Americas, LLC, Rational Consulting Australia Pty Ltd., Designit Colombia S A S, Wipro Technologies VZ, C.A, Designit Peru S.A.C, Capco Sweden AB and Wipro Corporate Technologies Ghana Limited were deregistered * Value is less than One Million Rupees. Rishad A. Premji Deepak M. Satwalekar Chairman Director Thierry Delaporte Jatin Pravinchandra Dalal M. Sanaulla Khan Chief Executive Officer and Managing Director Chief Financial Officer Company Secretary 298 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements Consolidated financial statements under IFRS Report of Independent Registered Public Accounting Firm    To the shareholders and the Board of Directors of Wipro Limited Opinion on the Financial Statements We have audited the accompanying consolidated statements of financial position of Wipro Limited and subsidiaries (the “Company”) as of March 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows, for each of the three years in the period ended March 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2022, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 8, 2022, expressed an unqualified opinion on the Company’s internal control over financial reporting. Basis for Opinion These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.    Critical Audit Matters The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. Revenue from fixed price contracts using the percentage of completion method— Refer Notes 2 (iv)(a), 3(xiv)B and 24 to the financial statements Critical Audit Matter Description Revenue from fixed-price contracts, including software development, and integration contracts, where the performance obligations are satisfied over time, is recognized using the percentage-of-completion method. Use of the percentage-of-completion method requires the Company to determine the project costs incurred to date as a percentage of total estimated project costs at completion. The estimation of total project costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. In addition, provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the total estimated project costs. We identified the revenue recognition for fixed price contracts where the percentage-of-completion method is used as a critical audit matter because of the significant judgement involved in estimating the efforts to complete such contracts. This estimate has a high inherent uncertainty and requires consideration of progress of the contract, efforts incurred to-date and estimates of efforts required to complete the remaining performance obligations.    This required a high degree of auditor judgment in evaluating the audit evidence supporting estimated efforts to complete and a higher extent of audit effort to evaluate the reasonableness of the total estimated efforts used to recognise revenue from fixed-price contracts. How the Critical Audit Matter was Addressed in the Audit Our audit procedures related to estimates of efforts to complete for fixed-price contracts accounted using the percentage-of-completion method included the following, among others: • We tested the effectiveness of controls relating to (1) recording of efforts incurred and estimation of efforts required to    Integrated Annual Report 2021-22 299

Consolidated financial statements under IFRS Report of Independent Registered Public Accounting Firm    complete the remaining performance obligations, and (2) access and application controls pertaining to time recording and allocation systems, which prevents unauthorised changes to recording of efforts incurred. • We evaluated management’s ability to reasonably estimate the progress towards satisfying the performance obligation by comparing actual information to estimates for performance obligations that have been fulfilled. • We selected a sample of fixed price contracts with customers accounted using percentage-of-completion method and performed the following: o Read the contract and based on the terms and conditions evaluated whether recognizing revenue over time using percentage of completion method was appropriate, and the contract was included in management’s calculation of revenue over time. o Evaluated the appropriateness of and consistency in the application of management’s policies and methodologies to estimate progress towards satisfying the performance obligation.    Compared efforts incurred to date with Company’s estimate of efforts incurred to date to identify significant variations and evaluate whether those variations have been considered appropriately in estimating the remaining efforts to complete the contract. o Tested the estimate for consistency with the status of delivery of milestones and customer acceptances to identify possible delays in achieving milestones, which require changes in estimated efforts to complete the remaining performance obligations. o Evaluated other information that supported the estimates of the progress towards satisfying the performance obligation. /s/ Deloitte Haskins & Sells LLP Bengaluru, India June 8, 2022 We have served as the Company’s auditor since fiscal 2018. 300 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Consolidated financial statements under IFRS

Consolidated Statement of Financial Position

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	As at March 31, 2021	As at March 31, 2022	As at March 31, 2022
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
ASSETS				
Goodwill	6	139,127	246,989	3,255
Intangible assets	6	13,085	43,555	574
Property, plant and equipment	4	85,192	90,898	1,198
Right-of-Use assets	5	16,420	18,870	249
Financial assets				
Derivative assets	19	16	6	^
Investments	8	10,576	19,109	252
Trade receivables	9	4,358	4,765	63
Other financial assets	12	6,088	6,084	80
Investments accounted for using the equity method	8	1,464	774	10
Deferred tax assets	21	1,664	2,298	30
Non-current tax assets		14,323	10,256	136
Other non-current assets	13	15,935	14,826	195
Total non-current assets		**308,248**	**458,430**	**6,042**
Inventories	10	1,064	1,334	18
Financial assets				
Derivative assets	19	4,064	3,032	40
Investments	8	175,707	241,655	3,185
Cash and cash equivalents	11	169,793	103,836	1,369
Trade receivables	9	94,298	115,219	1,519
Unbilled receivables		27,124	60,809	801
Other financial assets	12	7,245	42,914	566
Contract assets		16,507	20,647	272
Current tax assets		2,461	2,373	31
Other current assets	13	24,923	28,933	381
Total current assets		**523,186**	**620,752**	**8,182**
TOTAL ASSETS		**831,434**	**1,079,182**	**14,224**
EQUITY				
Share capital		10,958	10,964	145
Share premium		714	1,566	21
Retained earnings		466,692	551,252	7,266
Share-based payment reserve		3,071	5,258	69
Special Economic Zone Re-investment reserve		41,154	47,061	620
Other components of equity		30,506	42,057	554
Equity attributable to the equity holders of the Company		**553,095**	**658,158**	**8,675**
Non-controlling interests		1,498	515	7
TOTAL EQUITY		**554,593**	**658,673**	**8,682**

Integrated Annual Report 2021-22 301

Consolidated financial statements under IFRS

Consolidated Statement of Financial Position

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	As at March 31, 2021	As at March 31, 2022	As at March 31, 2022 Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
LIABILITIES				
Financial liabilities				
Loans and borrowings	14	7,458	56,463	744
Lease liabilities	5, 14	13,513	15,177	200
Derivative liabilities	19	-	48	1
Other financial liabilities	16	2,291	2,961	39
Deferred tax liabilities	21	4,633	12,141	160
Non-current tax liabilities		11,069	17,818	235
Other non-current liabilities	17	7,835	7,571	100
Provisions	18	2	1	^
Total non-current liabilities		**46,801**	**112,180**	**1,479**
Financial liabilities				
Loans, borrowings and bank overdrafts	14	75,874	95,233	1,255
Lease liabilities	5, 14	7,669	9,056	119
Derivative liabilities	19	1,070	585	8
Trade payables and accrued expenses	15	76,512	99,034	1,305
Other financial liabilities	16	1,470	33,110	436
Contract liabilities		22,535	27,915	368
Current tax liabilities		17,324	13,231	174
Other current liabilities	17	24,552	27,394	361
Provisions	18	3,034	2,771	37
Total current liabilities		**230,040**	**308,329**	**4,063**
TOTAL LIABILITIES		**276,841**	**420,509**	**5,542**
TOTAL EQUITY AND LIABILITIES		**831,434**	**1,079,182**	**14,224**
^ Value is less than 1				

The accompanying notes form an integral part of these consolidated financial statements.

302 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements
Consolidated financial statements under IFRS

Consolidated Statement of Income

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	Year ended March 31, 2020	Year ended March 31, 2021	Year ended March 31, 2022	Year ended March 31, 2022
					Convenience translation into US dollar in millions (unaudited) Refer to Note 2 (iii)
Revenues	24	610,232	619,430	790,934	10,425
Cost of revenues	25	(436,085)	(423,205)	(555,872)	(7,327)
Gross profit		**174,147**	**196,225**	**235,062**	**3,098**
Selling and marketing expenses	25	(42,907)	(41,400)	(54,935)	(724)
General and administrative expenses	25	(29,823)	(34,686)	(46,382)	(611)
Foreign exchange gains/(losses), net	28	3,169	2,995	4,355	57
Other operating income/(loss), net	26	1,144	(81)	2,186	29
Results from operating activities		**105,730**	**123,053**	**140,286**	**1,849**
Finance expenses	27	(7,328)	(5,088)	(5,325)	(70)
Finance and other income	28	24,081	20,912	16,257	214
Share of net profit /(loss) of associates accounted for using the equity method	8	29	130	57	1
Profit before tax		**122,512**	**139,007**	**151,275**	**1,994**
Income tax expense	21	(24,799)	(30,345)	(28,946)	(382)
Profit for the year		**97,713**	**108,662**	**122,329**	**1,612**
Profit attributable to:					
Equity holders of the Company		97,218	107,946	122,191	1,610
Non-controlling interests		495	716	138	2
Profit for the year		**97,713**	**108,662**	**122,329**	**1,612**
Earnings per equity share:	29				
Attributable to equity holders of the Company					
Basic		16.67	19.11	22.35	0.29
Diluted		16.62	19.07	22.29	0.29
Weighted average number of equity shares					
used in computing earnings per equity share					
Basic		5,833,384,018	5,649,265,885	5,466,705,840	5,466,705,840
Diluted		5,847,823,239	5,661,657,822	5,482,083,438	5,482,083,438
^ Value is less than 1					

The accompanying notes form an integral part of these consolidated financial statements.

Integrated Annual Report 2021-22 303

Consolidated financial statements under IFRS

Consolidated Statement of Comprehensive Income

(₹ in millions, except share and per share data, unless otherwise stated)

	Year ended March 31, 2020	Year ended March 31, 2021	Year ended March 31, 2022	Year ended March 31, 2022
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2 (iii)
Profit for the year	**97,713**	**108,662**	**122,329**	**1,612**
Other comprehensive income (OCI)				
Items that will not be reclassified to profit or loss in subsequent periods				
Remeasurements of the defined benefit plans, net	(1,050)	223	399	5
Net change in fair value of investment in equity instruments measured at fair value through OCI	724	1,216	8,710	115
	(326)	**1,439**	**9,109**	**120**
Items that will be reclassified to profit or loss in subsequent periods				
Foreign currency translation differences	8,447	(656)	4,121	54
Reclassification of foreign currency translation differences on sale of investment in associates and liquidation of subsidiaries to statement of income	-	-	(158)	(2)
Net change in time value of option contracts designated as cash flow hedges	(520)	52	139	2
Net change in intrinsic value of option contracts designated as cash flow hedges	(1,558)	958	(100)	(1)
Net change in fair value of forward contracts designated as cash flow hedges	(2,652)	3,035	(292)	(4)
Net change in fair value of investment in debt instruments measured at fair value through OCI	1,222	1,851	(1,219)	(16)
	4,939	**5,240**	**2,491**	**33**
Total other comprehensive income, net of taxes	4,613	6,679	11,600	153
Total comprehensive income for the year	**102,326**	**115,341**	**133,929**	**1,765**
Total comprehensive income attributable to:				
Equity holders of the Company	101,673	114,678	133,742	1,763
Non-controlling interests	653	663	187	2
	102,326	**115,341**	**133,929**	**1,765**
^ Value is less than 1				

The accompanying notes form an integral part of these consolidated financial statements.

304 Wipro Limited | Ambitions Realized

Consolidated financial statements under IFRS

Consolidated Statement of Changes in Equity

(₹ in millions, except share and per share data, unless otherwise stated)

Particulars	Number of Shares[1]	Share capital, fully paid-up	Share premium	Retained earnings	Share-based payment reserve	Special Economic Zone Re-investment reserve	Other components of equity: Foreign currency translation reserve	Other components of equity: Cash flow hedging reserve	Other components of equity: Other reserves[2]	Equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
As at April 1, 2019	**6,033,935,388**	**12,068**	**533**	**506,135**	**2,617**	**28,565**	**15,250**	**2,415**	**533**	**568,116**	**2,637**	**570,753**
Adjustment on adoption of IFRS 16	-	-	-	(872)	-	-	-	-	-	(872)	-	(872)
Adjusted balance as at April 1, 2019	6,033,935,388	12,068	533	505,263	2,617	28,565	15,250	2,415	533	567,244	2,637	569,881
Comprehensive income for the year												
Profit for the year	-	-	-	97,218	-	-	-	-	-	97,218	495	97,713
Other comprehensive income	-	-	-	-	-	-	8,289	(4,730)	896	4,455	158	4,613
Total comprehensive income for the year	**-**	**-**	**-**	**97,218**	**-**	**-**	**8,289**	**(4,730)**	**896**	**101,673**	**653**	**102,326**
Issue of equity shares on exercise of options	2,498,925	5	742	-	(742)	-	-	-	-	5	-	5
Buyback of equity shares [3]	(323,076,923)	(646)	-	(105,000)	-	-	-	-	646	(105,000)	-	(105,000)
Transaction cost related to buyback of equity shares	-	-	-	(311)	-	-	-	-	-	(311)	-	(311)
Issue of shares by controlled trust on exercise of options [1]	-	-	-	1,026	(1,026)	-	-	-	-	-	-	-
Compensation cost related to employee share-based payment	-	-	-	9	1,262	-	-	-	-	1,271	-	1,271
Effect of modification of ADS RSUs from equity settled to cash settled [4]	-	-	-	-	(561)	-	-	-	-	(561)	-	(561)
Transferred to special economic zone re-investment reserve	-	-	-	(15,239)	-	15,239	-	-	-	-	-	-
Dividend (including dividend tax thereon) [3]	-	-	-	(6,863)	-	-	-	-	-	(6,863)	-	(6,863)
Dividend to Non-controlling interests holders	-	-	-	-	-	-	-	-	-	-	(1,415)	(1,415)
Other transactions for the year	**(320,577,998)**	**(641)**	**742**	**(126,378)**	**(1,067)**	**15,239**	**-**	**-**	**646**	**(111,459)**	**(1,415)**	**(112,874)**
As at March 31, 2020	**5,713,357,390**	**11,427**	**1,275**	**476,103**	**1,550**	**43,804**	**23,539**	**(2,315)**	**2,075**	**557,458**	**1,875**	**559,333**

The accompanying notes form an integral part of these consolidated financial statements.

Integrated Annual Report 2021-22 305

Statutory Reports and Financial Statements

Consolidated financial statements under IFRS

Consolidated Statement of Changes in Equity

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity					
Particulars	Number of Shares[1]	Share capital, fully paid-up	Share premium	Retained earnings	Share-based payment reserve	Special Economic Zone Re-investment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves[2]	Equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
As at April 1, 2020	**5,713,357,390**	**11,427**	**1,275**	**476,103**	**1,550**	**43,804**	**23,539**	**(2,315)**	**2,075**	**557,458**	**1,875**	**559,333**
Comprehensive income for the year												
Profit for the year	-	-	-	107,946	-	-	-	-	-	**107,946**	716	**108,662**
Other comprehensive income	-	-	-	-	-	-	(603)	4,045	3,290	**6,732**	(53)	**6,679**
Total comprehensive income for the year	**-**	**-**	**-**	**107,946**	**-**	**-**	**(603)**	**4,045**	**3,290**	**114,678**	**663**	**115,341**
Issue of equity shares on exercise of options	3,281,165	6	866	-	(866)	-	-	-	-	**6**	-	**6**
Buyback of equity shares, including tax thereon [3]	(237,500,000)	(475)	(1,427)	(115,018)	-	-	-	-	475	**(116,445)**	-	**(116,445)**
Transaction cost related to buyback of equity shares	-	-	-	(199)	-	-	-	-	-	**(199)**	-	**(199)**
Issue of shares by controlled trust on exercise of options [1]	-	-	-	662	(662)	-	-	-	-	**-**	-	**-**
Effect of modification of ADS RSUs from cash settled to equity settled [4]	-	-	-	-	739	-	-	-	-	**739**	-	**739**
Compensation cost related to employee share-based payment	-	-	-	7	2,310	-	-	-	-	**2,317**	-	**2,317**
Transferred from special economic zone re-investment reserve	-	-	-	2,650	-	(2,650)	-	-	-	**-**	-	**-**
Dividend [3]	-	-	-	(5,459)	-	-	-	-	-	**(5,459)**	(960)	**(6,419)**
Others	-	-	-	-	-	-	-	-	-	**-**	(80)	**(80)**
Other transactions for the year	**(234,218,835)**	**(469)**	**(561)**	**(117,357)**	**1,521**	**(2,650)**	**-**	**-**	**475**	**(119,041)**	**(1,040)**	**(120,081)**
As at March 31, 2021	**5,479,138,555**	**10,958**	**714**	**466,692**	**3,071**	**41,154**	**22,936**	**1,730**	**5,840**	**553,095**	**1,498**	**554,593**

The accompanying notes form an integral part of these consolidated financial statements.

306 Wipro Limited | Ambitions Realized

Consolidated Statement of Changes in Equity

Consolidated financial statements under IFRS

(₹ in millions, except share and per share data, unless otherwise stated)

Particulars	Number of Shares[1]	Share capital, fully paid-up	Share premium	Retained earnings	Share-based payment reserve	Special Economic Zone Re-investment reserve	Other components of equity: Foreign currency translation reserve	Other components of equity: Cash flow hedging reserve	Other components of equity: Other reserves[2]	Equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
As at April 1, 2021	**5,479,138,555**	**10,958**	**714**	**466,692**	**3,071**	**41,154**	**22,936**	**1,730**	**5,840**	**553,095**	**1,498**	**554,593**
Comprehensive income for the year												
Profit for the year	-	-	-	122,191	-	-	-	-	-	**122,191**	138	**122,329**
Other comprehensive income	-	-	-	-	-	-	3,914	(253)	7,890	**11,551**	49	**11,600**
Total comprehensive income for the year	**-**	**-**	**-**	**122,191**	**-**	**-**	**3,914**	**(253)**	**7,890**	**133,742**	**187**	**133,929**
Issue of equity shares on exercise of options	2,931,560	6	852	-	(852)	-	-	-	-	**6**	-	**6**
Issue of shares by controlled trust on exercise of options [1]	-	-	-	1,071	(1,071)	-	-	-	-	**-**	-	**-**
Compensation cost related to employee share-based payment	-	-	-	9	4,110	-	-	-	-	**4,119**	-	**4,119**
Transferred to special economic zone re-investment reserve	-	-	-	(5,907)	-	5,907	-	-	-	**-**	-	**-**
Dividend [3]	-	-	-	(32,804)	-	-	-	-	-	**(32,804)**	(1,135)	**(33,939)**
Others	-	-	-	-	-	-	-	-	-	**-**	(35)	**(35)**
Other transactions for the year	**2,931,560**	**6**	**852**	**(37,631)**	**2,187**	**5,907**	**-**	**-**	**-**	**(28,679)**	**(1,170)**	**(29,849)**
As at March 31, 2022	**5,482,070,115**	**10,964**	**1,566**	**551,252**	**5,258**	**47,061**	**26,850**	**1,477**	**13,730**	**658,158**	**515**	**658,673**
Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)		**145**	**21**	**7,266**	**69**	**620**	**354**	**19**	**181**	**8,675**	**7**	**8,682**

[1] Includes 22,746,081, 19,401,215 and 14,689,729 treasury shares held as at March 31, 2020, 2021 and 2022, respectively by a controlled trust. 4,607,772, 3,344,866 and 4,711,486 shares have been transferred by the controlled trust to eligible employees on exercise of options during the year ended March 31, 2020, 2021 and 2022, respectively.
[2] Refer to Note 20
[3] Refer to Note 22
[4] Refer to Note 30

The accompanying notes form an integral part of these consolidated financial statements.

Integrated Annual Report 2021-22 307

Statutory Reports and Financial Statements

Consolidated financial statements under IFRS

Consolidated Statement of Cash Flows

(₹ in millions, except share and per share data, unless otherwise stated)

	Year ended March 31, 2020	Year ended March 31, 2021	Year ended March 31, 2022	Year ended March 31, 2022 Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Cash flows from operating activities:				
Profit for the year	97,713	108,662	122,329	1,612
Adjustments to reconcile profit for the year to net cash generated from operating activities:				
Gain on sale of property, plant and equipment, net	(11)	(516)	(313)	(4)
Depreciation, amortization and impairment expense	20,862	27,656	30,911	407
Unrealized exchange (gain)/loss, net and exchange (gain)/loss on borrowings	6,376	(2,251)	(1,021)	(13)
Share-based compensation expense	1,262	2,310	4,110	54
Share of net profit of associates accounted for using the equity method	(29)	(130)	(57)	(1)
Income tax expense	24,799	30,345	28,946	382
Finance and other income, net of finance expense	(18,945)	(16,614)	(9,447)	(125)
(Gain)/loss from sale of business and investment accounted for using the equity method	(1,144)	81	(2,186)	(29)
Gain on derecognition of contingent consideration payable	-	-	(301)	(4)
Changes in operating assets and liabilities; net of effects from acquisitions:				
Trade receivables	(3,327)	12,848	(11,833)	(156)
Unbilled receivables and Contract assets	(3,561)	(1,062)	(31,396)	(414)
Inventories	2,085	803	(256)	(3)
Other assets	(80)	931	(6,530)	(86)
Trade payables, accrued expenses, other liabilities and provisions	(12,401)	5,698	9,695	128
Contract liabilities	(6,572)	3,704	3,832	51
Cash generated from operating activities before taxes	**107,027**	**172,465**	**136,483**	**1,799**
Income taxes paid, net	(6,384)	(24,915)	(25,686)	(339)
Net cash generated from operating activities	**100,643**	**147,550**	**110,797**	**1,460**
Cash flows from investing activities:				
Payment for purchase of property, plant and equipment	(23,497)	(19,577)	(20,153)	(266)
Proceeds from disposal of property, plant and equipment	1,270	753	736	10
Payment for purchase of investments	(1,178,247)	(1,172,251)	(1,015,486)	(13,385)
Proceeds from sale of investments	1,212,826	1,189,059	953,735	12,571
Payment into restricted interim dividend account	-	-	(27,410)	(361)
Payment for business acquisitions including deposits and escrow, net of cash acquired	(10,003)	(9,873)	(129,846)	(1,711)
Proceeds from sale of business	7,459	-	-	-
Proceeds from sale of investment accounted for using the equity method	-	-	1,652	22
Interest received	23,837	19,624	12,275	162
Dividend received	367	4	2	^
Net cash generated from/(used in) investing activities	**34,012**	**7,739**	**(224,495)**	**(2,958)**

308 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Consolidated financial statements under IFRS

Consolidated Statement of Cash Flows

(₹ in millions, except share and per share data, unless otherwise stated)

	Year ended March 31, 2020	Year ended March 31, 2021	Year ended March 31, 2022	Year ended March 31, 2022
				Convenience translation into US dollar in millions (unaudited) Refer to Note 2(iii)
Cash flows from financing activities:				
Proceeds from issuance of equity shares and shares pending allotment	14	6	6	^
Repayment of loans and borrowings	(132,380)	(97,206)	(191,810)	(2,528)
Proceeds from loans and borrowings	106,342	103,418	260,120	3,428
Payment of lease liabilities	(6,784)	(8,660)	(9,730)	(128)
Payment for buyback of equity shares, including transaction cost	(105,311)	(95,199)	-	-
Payment of tax on buyback of equity shares	-	(21,445)	-	-
Payment for deferred contingent consideration	-	-	(309)	(4)
Interest and finance expenses paid	(4,601)	(3,335)	(5,089)	(67)
Payment of dividend	(5,689)	(5,459)	(5,467)	(72)
Payment of tax on cash dividend	(1,174)	-	-	-
Payment of dividend to Non-controlling interests holders	(1,415)	(960)	(1,135)	(15)
Net cash generated from/(used in) financing activities	**(150,998)**	**(128,840)**	**46,586**	**614**
Net increase/ (decrease) in cash and cash equivalents during the year	(16,343)	26,449	(67,112)	(884)
Effect of exchange rate changes on cash and cash equivalents	1,922	(890)	1,282	17
Cash and cash equivalents at the beginning of the year	158,525	144,104	169,663	2,236
Cash and cash equivalents at the end of the year (Note 11)	**144,104**	**169,663**	**103,833**	**1,369**

Refer to Note 14 for supplementary information on the consolidated statement of cash flows.

^ Value is less than 1

The accompanying notes form an integral part of these consolidated financial statements.

Integrated Annual Report 2021-22 309

Consolidated financial statements under IFRS Notes to the Consolidated Financial Statements (` in millions, except share and per share data, unless otherwise stated)    1. The Company overview    Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and controlled trusts (collectively, “we”, “us”, “our”, “the Company” or the “Group”) is a global information technology (“IT”), consulting and business process services (“BPS”) company.    Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 035, Karnataka, India. The Company has its primary listing with BSE Ltd. and National Stock Exchange of India Ltd. The Company’s American Depository Shares (“ADS”) representing equity shares are also listed on the New York Stock Exchange.    The Company’s Board of Directors authorized these consolidated financial statements for issue on June 8, 2022. 2. Basis of preparation of consolidated financial statements (i) Statement of compliance and basis of preparation    The consolidated financial statements have been prepared in compliance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All accounting policies have been applied consistently to all periods presented in these consolidated financial statements, except for new accounting standards adopted by the Company.    The consolidated financial statements correspond to the classification provisions contained in IAS 1(revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the consolidated statement of income, consolidated statement of comprehensive income and consolidated statement of financial position. These items are disaggregated separately in the notes to the consolidated financial statements, where applicable.    All amounts included in the consolidated financial statements are reported in millions of Indian rupees (` in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures. Previous year figures have been regrouped/ rearranged, wherever necessary. (ii) Basis of measurement    The consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS: a. Derivative financial instruments,    b. Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss, c. The defined benefit liability/(asset) is recognized as the present value of defined benefit obligation less fair value of plan assets; and d. Contingent consideration. (iii) Convenience translation (unaudited)    The accompanying consolidated financial statements have been prepared and reported in Indian rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the consolidated financial statements as at and for the year ended March 31, 2022, have been translated into United States dollars at the certified foreign exchange rate of $1 = ` 75.87 as published by Federal Reserve Board of Governors on March 31, 2022. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals. (iv) Use of estimates and judgment    The preparation of the consolidated financial statements in conformity with IFRS requires the management to make judgments, accounting estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Accounting estimates are monetary amounts in the consolidated financial statements that are subject to measurement uncertainty. An accounting policy may require items in consolidated financial statements to be measured at monetary amounts that cannot be observed directly and must instead be estimated. In such a case, management develops an accounting estimate to achieve the objective set out by the accounting policy. Developing accounting estimates involves the use of judgements or assumptions based on the latest available and reliable information. Actual results may differ from those accounting estimates. Accounting estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected. In particular, information about material areas of estimation, uncertainty and critical judgments in applying accounting policies that have the material effect on the amounts recognized in the consolidated financial statements are included in the following notes: a) Revenue recognition: The Company applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and is distinct in the context of the contract, if not, the promised product or service is combined and accounted as a single performance    310 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements Consolidated financial statements under IFRS Notes to the Consolidated Financial Statements (` in millions, except share and per share data, unless otherwise stated)    obligation. The Company allocates the arrangement consideration to separately identifiable performance obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the standalone selling price the Company uses expected cost-plus margin approach in estimating the standalone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, revenue recognized, profit and timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer. b) Impairment testing: Goodwill and intangible assets with indefinite useful life recognized on business combination are tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of an asset or a cash generating unit to which an asset pertains is less than the carrying value. The Company assesses acquired intangible assets with finite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of an asset or a cash generating unit is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of an asset or a cash generating unit involves use of significant estimates and assumptions which include turnover, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions. c) Income taxes: The major tax jurisdictions for the Company are India and the United States of America.    Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.    Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of deferred tax assets considered realizable, however, could reduce in the near term if estimates of future taxable income during the carry forward period are reduced. d) Business combinations: In accounting for business combinations, judgment is required to assess whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired (including useful life estimates), liabilities assumed, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations. e) Defined benefit plans and compensated absences: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date. f) Expected credit losses on financial assets: The impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the expected credit loss calculation based on the Company’s history of collections, customer’s creditworthiness, existing market conditions as well as forward looking estimates at the end of each reporting period. g) Useful lives of property, plant and equipment: The Company depreciates property, plant and equipment on a straight-line basis over estimated useful lives of the assets. The charge in respect of periodic depreciation is derived based on an estimate of an    Integrated Annual Report 2021-22 311

Consolidated financial statements under IFRS Notes to the Consolidated Financial Statements (` in millions, except share and per share data, unless otherwise stated)    asset’s expected useful life and the expected residual value at the end of its life. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. The estimated useful life is reviewed at least annually. h) Useful lives of intangible assets: The Company amortizes intangible assets on a straight-line basis over estimated useful lives of the assets. The useful life is estimated based on a number of factors including the effects of obsolescence, demand, competition and other economic factors such as the stability of the industry and known technological advances and the level of maintenance expenditures required to obtain the expected future cash flows from the assets. The estimated useful life is reviewed at least annually. i) Provisions and contingent liabilities: The Company estimates the provisions that have present obligations as a result of past events and it is probable that outflow of resources will be required to settle the obligations. These provisions are reviewed at the end of each reporting date and are adjusted to reflect the current best estimates. The Company uses significant judgement to disclose contingent liabilities. Contingent liabilities are disclosed when there is a possible obligation arising from past events, the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events where it is either not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount cannot be made. Contingent assets are neither recognized nor disclosed in the financial statements. j) Uncertainty relating to the global health pandemic on COVID-19: In assessing the recoverability of receivables including unbilled receivables, contract assets and contract costs, goodwill, intangible assets, and certain investments, the Company has considered internal and external information up to the date of approval of these consolidated financial statements including credit reports and economic forecasts. Based on the current indicators of future economic conditions, the Company expects to recover the carrying amount of these assets.    The Company bases its assessment on the belief that the probability of occurrence of forecasted transactions is not impacted by COVID-19. The Company has considered the effect of changes, if any, in both counterparty credit risk and its own credit risk while assessing hedge effectiveness and measuring hedge ineffectiveness and continues to believe that COVID-19 has no impact on effectiveness of its hedges.    The impact of COVID-19 may be different from what we have estimated as of the date of approval of these consolidated financial statements and the Company will continue to closely monitor any material changes to future economic conditions. 3. Material accounting policy information (i) Basis of consolidation    Subsidiaries and controlled trusts The Company determines the basis of control in line with the requirements of IFRS 10, Consolidated Financial Statements. Subsidiaries and controlled trusts are entities controlled by the Group. The Group controls an entity when the parent has power over the entity, it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries and controlled trusts are included in the consolidated financial statements from the date on which control commences until the date on which control ceases. The financial statements of the Group companies are consolidated on a line-by-line basis and all intra-Group balances, transactions, income and expenses are eliminated in full on consolidation.    Non-controlling interests    Non-controlling interests in the net assets (excluding goodwill) of consolidated subsidiaries are identified separately from the Company’s equity. The interest of non-controlling shareholders may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition to acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interest’s share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if it results in the non-controlling interests having a deficit balance.    Investments accounted for using the equity method Investments accounted for using the equity method are entities in respect of which, the Company has significant influence, but not control, over the financial and operating policies. Generally, a Company has a significant influence if it holds between 20 and 50 percent of the voting power of another entity. Investments in such entities are accounted for using the equity method and are initially recognized at cost. The carrying amount of investment is increased/ decreased to recognize investors share of profit or loss of the investee after the acquisition date. Non-current assets and disposal groups held for sale Assets and liabilities of disposal groups that are available for immediate sale and where the sale is highly probable of being completed within one year from the date of 312 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements    Consolidated financial statements under IFRS Notes to the Consolidated Financial Statements (` in millions, except share and per share data, unless otherwise stated)    classification are considered and classified as assets held for sale and liabilities associated with assets held for sale. Non-current assets and disposal groups held for sale are measured at the lower of carrying amount and fair value less costs to sell. (ii) Functional and presentation currency    Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which these entities operate (i.e. the “functional currency”). These consolidated financial statements are presented in Indian rupees, which is the functional currency of the Parent Company. (iii) Foreign currency transactions and translation a) Transactions and balances: Transactions in foreign currency are translated into the respective functional currencies using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from translation at the exchange rates prevailing at the reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income and reported within foreign exchange gains/(losses), net, within results of operating activities except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges. Net loss relating to translation or settlement of borrowings denominated in foreign currency are reported within finance expense. Net gain relating to translation or settlement of borrowings denominated in foreign currency are reported within finance and other income. Non-monetary assets and liabilities denominated in foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. Translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments measured at fair value through other comprehensive income are included in other comprehensive income, net of taxes. b) Foreign operations: For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations that have a functional currency other than Indian rupees are translated into Indian rupees using exchange rates prevailing at the reporting date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and held in foreign currency translation reserve (FCTR), a component of equity, except to the extent that the translation difference is allocated to non-controlling interest. When a foreign operation is disposed of, the relevant amount recognized in FCTR is transferred to the consolidated statement of income as part of    the profit or loss on disposal. Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the exchange rate prevailing at the reporting date. c) Others: Foreign currency differences arising on the translation or settlement of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income and presented within equity in the FCTR to the extent the hedge is effective. To the extent the hedge is ineffective, such differences are recognized in the consolidated statement of income.    When the hedged part of a net investment is disposed of, the relevant amount recognized in FCTR is transferred to the consolidated statement of income as part of the profit or loss on disposal. Foreign currency differences arising from translation of intercompany receivables or payables relating to foreign operations, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of net investment in foreign operation and are recognized in FCTR. (iv) Financial instruments    A) Non-derivative financial instruments:    Non-derivative financial instruments consist of: ï¬ financial assets which include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, investments in equity and debt securities and eligible current and non-current assets; Financial assets are derecognized when substantial risks and rewards of ownership of the financial asset have been transferred. In cases where substantial risks and rewards of ownership of the financial assets are neither transferred nor retained, financial assets are derecognized only when the Company has not retained control over the financial asset. ï¬ financial liabilities which include long and short-term loans and borrowings, bank overdrafts, trade payables and accrued expenses, lease liabilities and eligible current and non-current liabilities.    Non-derivative financial instruments are recognized initially at fair value. Subsequent to initial recognition, non-derivative financial instruments are measured as described below: a. Cash and cash equivalents The Company’s cash and cash equivalents consist of cash on hand and in banks and demand deposits with banks, which can be withdrawn at any time, without prior notice or penalty on the principal.    Integrated Annual Report 2021-22 313

Consolidated financial statements under IFRS Notes to the Consolidated Financial Statements (` in millions, except share and per share data, unless otherwise stated)    For the purposes of the statement of cash flows, cash and cash equivalents include cash on hand, in banks and demand deposits with banks, net of outstanding bank overdrafts that are repayable on demand and are considered part of the Company’s cash management system. In the consolidated statement of financial position, bank overdrafts are presented under borrowings within current liabilities. b. Investments Financial instruments measured at amortized cost: Debt instruments that meet the following criteria are measured at amortized cost (except for debt instruments that are designated at fair value through Profit or Loss (FVTPL) on initial recognition): ï¬ the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and ï¬ the contractual terms of the instrument give rise on specified dates to cash flows that are solely payment of principal and interest on the principal amount outstanding. Financial instruments measured at fair value through other comprehensive income (FVTOCI): Debt instruments that meet the following criteria are measured at fair value through other comprehensive income (FVTOCI) (except for debt instruments that are designated at fair value through Profit or Loss (FVTPL) on initial recognition): ï¬ the asset is held within a business model whose objective is achieved both by collecting contractual cash flows and selling the financial asset; and ï¬ the contractual terms of the instrument give rise on specified dates to cash flows that are solely payment of principal and interest on the principal amount outstanding. Interest income is recognized in the consolidated statement of income for FVTOCI debt instruments. Other changes in fair value of FVTOCI financial assets are recognized in other comprehensive income. When the investment is disposed of, the cumulative gain or loss previously accumulated in reserves is transferred to the consolidated statement of income. Financial instruments measured at fair value through profit or loss (FVTPL): Instruments that do not meet the amortized cost or FVTOCI criteria are measured at FVTPL. Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement    recognized in consolidated statement of income. The gain or loss on disposal is recognized in the consolidated statement of income. Interest income is recognized in the consolidated statement of income for FVTPL debt instruments. Dividend on financial assets at FVTPL is recognized when the Group’s right to receive dividend is established. Investments in equity instruments: The Company carries certain equity instruments which are not held for trading. At initial recognition, the Company may make an irrevocable election to present subsequent changes in the fair value of an investment in an equity instrument in other comprehensive income (FVTOCI) or through statement of income (FVTPL). For investments designated to be classified as FVTOCI, movements in fair value of investments are recognized in other comprehensive income and the gain or loss is not transferred to consolidated statement of income on disposal of investments. For investments designated to be classified as FVTPL, both movements in fair value of investments and gain or loss on disposal of investments are recognized in the consolidated statement of income. Dividends from these investments are recognized in the consolidated statement of income when the Company’s right to receive dividends is established. c. Other financial assets: Other financial assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the reporting date which are presented as non-current assets. These are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less any impairment losses. These comprise trade receivables, unbilled receivables, finance lease receivables, employee and other advances and eligible current and non-current assets. d. Trade payables, accrued expenses, and other liabilities Trade payables, accrued expenses, and other liabilities are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method. For these financial instruments, the carrying amounts approximate fair value due to the short-term maturity of these instruments. Contingent consideration recognized in a business combination is    314 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements Consolidated financial statements under IFRS Notes to the Consolidated Financial Statements (` in millions, except share and per share data, unless otherwise stated)    subsequently measured at fair value through profit or loss. B) Derivative financial instruments The Company is exposed to foreign currency fluctuations on foreign currency assets, liabilities, net investment in foreign operations and forecasted cash flows denominated in foreign currency.    The Company limits the effect of foreign exchange rate fluctuations by following established risk management policies including the use of derivatives. The Company enters into derivative financial instruments where the counterparty is primarily a bank.    Derivatives are recognized and measured at fair value. Attributable transaction costs are recognized in consolidated statement of income as cost.    Subsequent to initial recognition, derivative financial instruments are measured as described below: a. Cash flow hedges Changes in the fair value of the derivative hedging instruments designated as a cash flow hedge are recognized in other comprehensive income and held in cash flow hedging reserve, net of taxes, a component of equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in the consolidated statement of income and reported within foreign exchange gains/(losses), net, within results from operating activities. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the consolidated statement of income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, such cumulative balance is immediately recognized in the consolidated statement of income. b. Hedges of net investment in foreign operations    The Company designates derivative financial instruments as hedges of net investments in foreign operations. The Company also designates foreign currency denominated borrowing as a hedge of net investment in foreign operations. Changes in the fair value of the derivative hedging instruments and gains/(losses) on translation or settlement of foreign currency denominated borrowings designated as a hedge of net    investment in foreign operations are recognized in other comprehensive income and presented within equity in the FCTR to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in the consolidated statement of income and reported within foreign exchange gains/(losses), net within results from operating activities. c. Others    Changes in fair value of foreign currency derivative instruments neither designated as cash flow hedges nor hedges of net investment in foreign operations are recognized in the consolidated statement of income and reported within foreign exchange gains/(losses), net within results from operating activities. Changes in fair value and gains/(losses), net, on settlement of foreign currency derivative instruments relating to borrowings, which have not been designated as hedges are recorded in finance expenses.    C) Derecognition of financial instruments The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under IFRS 9. If the Company retains substantially all the risks and rewards of a transferred financial asset, the Company continues to recognize the financial asset and recognizes a borrowing for the proceeds received. A financial liability (or a part of a financial liability) is derecognized from the Company’s statement of financial position when the obligation specified in the contract is discharged or cancelled or expires. (v) Equity and share capital    a) Share capital and Share premium The authorized share capital of the Company as at March 31, 2022 is ` 25,274 divided into 12,504,500,000 equity shares of ` 2 each, 25,000,000 preference shares of ` 10 each and 150,000 10% optionally convertible cumulative preference shares of ` 100 each. Par value of the equity shares is recorded as share capital and the amount received in excess of par value is classified as share premium.    Every holder of the equity shares, as reflected in the records of the Company, as at the date of the shareholder meeting shall have one vote in respect of each share held for all matters submitted to vote in the shareholder meeting. b) Shares held by controlled trust (Treasury shares)    The Company’s equity shares held by the controlled trust, which is consolidated as a part of the Group are classified as Treasury shares. The Company has 22,746,081, 19,401,215 and 14,689,729 treasury shares as at March 31, 2020, 2021 and    Integrated Annual Report 2021-22 315

Consolidated financial statements under IFRS Notes to the Consolidated Financial Statements (` in millions, except share and per share data, unless otherwise stated)    –2022, respectively. Treasury shares are recorded at acquisition cost. c) Retained earnings    Retained earnings comprises of the Company’s undistributed earnings after taxes. This includes Capital reserve as at March 31, 2020, 2021 and 2022 amounting to ` 1,139, ` 1,139 and ` 1,139 respectively, which is not freely available for distribution. d) Special Economic Zone Re-Investment reserve    The Special Economic Zone Re-Investment Reserve has been created out of profit of eligible SEZ units as per provisions of section 10AA(1)(ii) of the Income-tax Act, 1961 for acquiring new plant and machinery. The said reserve should be utilized by the Company for acquiring plant and machinery as per the terms of Section 10AA(2) of the Income-tax Act, 1961. This reserve is not freely available for distribution. e) Share-based payment reserve    The share-based payment reserve is used to record the value of equity-settled share-based payment transactions with employees. The amounts recorded in share-based payment reserve are transferred to share premium upon exercise of stock options and restricted stock unit options by employees. f) Foreign currency translation reserve (FCTR) The exchange differences arising from the translation of financial statements of foreign subsidiaries, differences arising from translation of long-term inter-company receivables or payables relating to foreign operations, settlement of which is neither planned nor likely in the foreseeable future, changes in fair value of the derivative hedging instruments and gains/ losses on translation or settlement of foreign currency denominated borrowings designated as hedge of net investment in foreign operations are recognized in other comprehensive income, net of taxes and presented within equity in the FCTR.    g) Cash flow hedging reserve Changes in fair value of derivative hedging instruments designated and effective as a cash flow hedge are recognized in other comprehensive income, net of taxes and presented within equity as cash flow hedging reserve.    h) Other reserves Changes in the fair value of financial instruments measured at fair value through other comprehensive income and actuarial gains and losses on remeasurements of the defined benefit plans are recognized in other comprehensive income, net of taxes and presented within equity in other reserves. Other reserves also include Capital redemption reserve, which is not freely available for distribution. As per the Companies Act, 2013, Capital redemption reserve is    created when a company purchases its own shares out of free reserves or share premium. A sum equal to the nominal value of the shares so purchased is transferred to capital redemption reserve. The reserve can be utilized in accordance with the provisions of Section 69 of the Companies Act, 2013. As of March 31, 2022, capital redemption reserve amounting to ` 1,122 (March 31, 2021: ` 1,122) is not freely available for distribution. i) Dividend    A final dividend on common stock is recorded as a liability on the date of approval by the shareholders. An interim dividend is recorded as a liability on the date of declaration by the board of directors. j) Buyback of equity shares The buyback of equity shares, including tax thereon and related transaction costs are recorded as a reduction of free reserves. Further, capital redemption reserve is created as an apportionment from retained earnings. k) Bonus issue For the purpose of bonus issue, the amount is transferred from capital redemption reserves, share premium and retained earnings to the share capital. (vi) Property, plant and equipment    a) Recognition and measurement    Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses, if any. Cost includes expenditures directly attributable to the acquisition of the asset. General and specific borrowing costs directly attributable to the construction of a qualifying asset are capitalized as part of the cost. Capital work-in-progress are measured at cost less accumulated impairment losses, if any. b) Depreciation    The Company depreciates property, plant and equipment over the estimated useful life on a straight-line basis from the date the assets are available for use. Leasehold improvements are amortized over the shorter of estimated useful life of the asset or the related lease term. Term licenses are amortized over their respective contract term. Freehold land is not depreciated. The estimated useful life of assets is reviewed and where appropriate are adjusted, annually. The estimated useful lives of assets are as follows: Category Useful life Buildings 28 to 40 years Plant and equipment 5 to 21 years Computer equipment and software 2 to 7 years Furniture, fixtures and equipment 3 to 10 years Vehicles 4 to 5 years    316 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements Consolidated financial statements under IFRS Notes to the Consolidated Financial Statements (` in millions, except share and per share data, unless otherwise stated)    When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. Subsequent expenditure relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably.    Deposits and advances paid towards the acquisition of property, plant and equipment outstanding as at each reporting date and the cost of property, plant and equipment not available for use before such date are disclosed under capital work-in-progress. (vii) Business combinations, Goodwill, and Intangible assets    a) Business combinations    Business combinations are accounted for using the purchase (acquisition) method. The cost of an acquisition is measured as the fair value of the assets transferred, liabilities incurred or assumed, and equity instruments issued at the date of exchange by the Company. Identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of acquisition. Transaction costs incurred in connection with a business acquisition are expensed as incurred.    The cost of an acquisition also includes the fair value of any contingent consideration measured as at the date of acquisition. Any subsequent changes to the fair value of contingent consideration classified as liabilities, other than measurement period adjustments, are recognized in the consolidated statement of income. b) Goodwill    The excess of the cost of an acquisition over the Company’s share in the fair value of the acquiree’s identifiable assets and liabilities is recognized as goodwill. If the excess is negative, a bargain purchase gain is recognized immediately in the consolidated statement of income. Goodwill is measured at cost less accumulated impairment (if any). Goodwill associated with disposal of an operation that is part of cash-generating unit is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained, unless some other method better reflects the goodwill associated with the operation disposed of. c) Intangible assets    Intangible assets acquired separately are measured at cost of acquisition. Intangible assets acquired in a business combination are measured at fair value as at the date of acquisition. Following initial recognition,    intangible assets are carried at cost less accumulated amortization and impairment losses, if any. The amortization of an intangible asset with a finite useful life reflects the manner in which the economic benefit is expected to be generated and is included in selling and marketing expenses in the consolidated statement of income.    The estimated useful life of amortizable intangibles is reviewed and where appropriate is adjusted, annually. The estimated useful lives of the amortizable intangible assets are as follows: Category Useful life Customer-related intangibles 1 to 15 years Marketing-related intangibles 2.5 to 10 years (viii) Leases On April 1, 2019, the Company adopted IFRS 16 “Leases”, which applied to all lease contracts outstanding as at April 1, 2019, using modified retrospective method by recording the cumulative effect of initial application as an adjustment to opening retained earnings. The adoption of the new standard has resulted in a reduction of ` 872 in retained earnings, net of deferred tax asset of ` 138. The Company evaluates each contract or arrangement, whether it qualifies as lease as defined under IFRS 16. The Company as a lessee The Company enters into an arrangement for lease of land, buildings, plant and equipment including computer equipment and vehicles. Such arrangements are generally for a fixed period but may have extension or termination options. The Company assesses, whether the contract is, or contains, a lease, at its inception. A contract is, or contains, a lease if the contract conveys the right to – (a) control use of an identified asset, (b) obtain substantially all the economic benefits from use of the identified asset, and (c) direct the use of the identified asset. The Company determines the lease term as the non-cancellable period of a lease, together with periods covered by an option to extend the lease, where the Company is reasonably certain to exercise that option. The Company at the commencement of the lease contract recognizes a Right of Use (“RoU”) asset at cost and corresponding lease liability, except for leases with term of less than twelve months (short-term leases) and low-value assets. For these short-term and low-value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the lease term. The cost of the RoU assets comprises the amount of the initial measurement of the lease liability, any lease payments made at or before the inception date of the    Integrated Annual Report 2021-22 317

Consolidated financial statements under IFRS Notes to the Consolidated Financial Statements (` in millions, except share and per share data, unless otherwise stated)    lease plus any initial direct costs, less any lease incentives received. Subsequently, the RoU assets are measured at cost less any accumulated depreciation and accumulated impairment losses, if any. The RoU assets are depreciated using the straight-line method from the commencement date over the shorter of lease term or useful life of RoU assets. The estimated useful lives of RoU assets are determined on the same basis as those of property, plant and equipment. The Company applies IAS 36 to determine whether a RoU asset is impaired and accounts for any identified impairment loss as described in the impairment of non-financial assets below. For lease liabilities at the commencement of the lease, the Company measures the lease liability at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that rate is readily determined, if that rate is not readily determined, the lease payments are discounted using the incremental borrowing rate that the Company would have to pay to borrow funds, including the consideration of factors such as the nature of the asset and location, collateral, market terms and conditions, as applicable in a similar economic environment. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. The Company recognizes the amount of the remeasurement of lease liability as an adjustment to the RoU assets. Where the carrying amount of the RoU asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Company recognizes any remaining amount of the re-measurement in consolidated statement of income. Payment of lease liabilities are classified as cash used in financing activities in the consolidated statement of cash flows. The Company as a lessor Leases under which the Company is a lessor are classified as a finance or operating lease. Lease contracts where all the risks and rewards are substantially transferred to the lessee are classified as a finance lease. All other leases are classified as operating lease. For leases under which the Company is an intermediate lessor, the Company accounts for the head-lease and the sub-lease as two separate contracts. The sub-lease is further classified either as a finance lease or an operating lease by reference to the RoU asset arising from the head-lease. (ix) Inventories Inventories are valued at lower of cost and net realizable value, including necessary provision for obsolescence. Cost is determined using the weighted average method.    (x) Impairment    a) Financial assets The Company applies the expected credit loss model for recognizing impairment loss on financial assets measured at amortized cost, debt instruments classified as FVTOCI, trade receivables, unbilled receivables, contract assets, finance lease receivables, and other financial assets. Expected credit loss is the difference between the contractual cash flows and the cash flows that the entity expects to receive, discounted using the effective interest rate. Loss allowances for trade receivables, unbilled receivables, contract assets and finance lease receivables are measured at an amount equal to lifetime expected credit loss. Lifetime expected credit losses are the expected credit losses that result from all possible default events over the expected life of a financial instrument. Lifetime expected credit loss is computed based on a provision matrix which takes in to account, risk profiling of customers and historical credit loss experience adjusted for forward looking information. For other financial assets, expected credit loss is measured at the amount equal to twelve months expected credit loss unless there has been a significant increase in credit risk from initial recognition, in which case those are measured at lifetime expected credit loss. b) Non-financial assets The Company assesses long-lived assets such as property, plant and equipment, RoU assets and acquired intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. If any such indication exists, the Company estimates the recoverable amount of the asset or group of assets. Goodwill is tested for impairment at least annually at the same time and when events occur or changes in circumstances indicate that the recoverable amount of the cash generating unit is less than its carrying value. The goodwill impairment test is performed at the level of cash generating unit or groups of cash generating units which represents the lowest level at which goodwill is monitored for internal management purposes. The recoverable amount of an asset or cash generating unit is the higher of its fair value less cost of disposal (“FVLCD”) and its value-in-use (“VIU”). The VIU of long-lived assets is calculated using projected future cash flows. FVLCD of a cash generating unit is computed using turnover and earnings multiples. If the recoverable amount of the asset or the recoverable amount of the cash generating unit to which the asset belongs is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is    318 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements Consolidated financial statements under IFRS Notes to the Consolidated Financial Statements (` in millions, except share and per share data, unless otherwise stated)    –recognized in the consolidated statement of income. If at the reporting date, there is an indication that a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the impairment losses previously recognized are reversed such that the asset is recognized at its recoverable amount but not exceeding written down value which would have been reported if the impairment losses had not been recognized initially. An impairment loss in respect of goodwill is not reversed. (xi) Employee benefits a) Post-employment plans The Group participates in various employee benefit plans. Pensions and other post-employment benefits are classified as either defined contribution plans or defined benefit plans. Under a defined contribution plan, the Company’s sole obligation is to pay a fixed amount with no obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits. The related actuarial and investment risks are borne by the employee. The expenditure for defined contribution plans is recognized as an expense during the period when the employee provides service. Under a defined benefit plan, it is the Company’s obligation to provide agreed benefits to the employees. The related actuarial and investment risks are borne by the Company. The present value of the defined benefit obligations is calculated by an independent actuary using the projected unit credit method. Remeasurements of the defined benefit plans, comprising actuarial gains or losses, and the return on plan assets (excluding interest) are immediately recognized in other comprehensive income, net of taxes and not reclassified to profit or loss in subsequent period. Net interest recognized in profit or loss is calculated by applying the discount rate used to measure the defined benefit obligation to the net defined benefit liability or asset. The actual return on the plan assets above or below the discount rate, is recognized as part of remeasurements of the defined benefit plans through other comprehensive income, net of taxes. The Company has the following employee benefit plans: A. Provident fund Eligible employees receive benefits under the Company’s provident fund plan, into which both the employer and employees make periodic contributions to the approved provident fund trust managed by the Company. A portion of the employer’s contribution is made to the government administered pension fund. The contributions to the trust managed by the Company is accounted for as a defined benefit    plan as the Company is liable for any shortfall in the fund assets based on the government specified minimum rates of return. Certain employees receive benefits under the provident fund plan in which both the employer and employees make periodic contributions to the government administered provident fund. A portion of the employer’s contribution is made to the government administered pension fund. This is accounted as a defined contribution plan as the obligation of the Company is limited to the contributions made to the fund. B. Gratuity and foreign pension In accordance with the Payment of Gratuity Act, 1972, applicable for Indian companies, the Company provides for a lump sum payment to eligible employees, at retirement or termination of employment based on the last drawn salary and years of employment with the Company. The gratuity fund is managed by third party fund managers. The Company also maintains pension and similar plans for employees outside India, based on country specific regulations. These plans are partially funded, and the funds are managed by third party fund managers. The plans provide for monthly payout after retirement as per salary drawn and service period or for a lumpsum payment as set out in rules of each fund. The Company’s obligations in respect of these plans, which are defined benefit plans, are provided for based on actuarial valuation using the projected unit credit method. C. Superannuation    Superannuation plan, a defined contribution scheme is administered by third party fund managers. The Company makes annual contributions based on a specified percentage of each eligible employee’s salary. b) Termination benefits Termination benefits are expensed when the Company can no longer withdraw the offer of those benefits. c) Short-term benefits Short-term employee benefit obligations such as cash bonus, management incentive plans or profit-sharing plans are measured on an undiscounted basis and are recorded as expense as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or management incentive plans or profit-sharing plans, if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.    Integrated Annual Report 2021-22 319

Consolidated financial statements under IFRS Notes to the Consolidated Financial Statements (` in millions, except share and per share data, unless otherwise stated)    d) Compensated absences    The employees of the Company are entitled to compensated absences. The employees can carry forward a portion of the unutilized accumulating compensated absences and utilize it in future periods or receive cash at retirement or termination of employment. The Company records an obligation for compensated absences in the period in which the employee renders the services that increases this entitlement. The Company measures the expected cost of compensated absences as the additional amount that the Company expects to pay as a result of the unused entitlement that has accumulated at the end of the reporting period. The Company recognizes accumulated compensated absences based on actuarial valuation using the projected unit credit method. Non-accumulating compensated absences are recognized in the period in which the absences occur. (xii) Share-based payment transactions Selected employees of the Company receive remuneration in the form of equity settled instruments or cash settled instruments, for rendering services over a defined vesting period and for Company’s performance-based stock options over the defined period. Equity instruments granted are measured by reference to the fair value of the instrument at the date of grant. In cases, where equity instruments are granted at a nominal exercise price, the intrinsic value on the date of grant approximates the fair value. The expense is recognized in the consolidated statement of income with a corresponding increase to the share-based payment reserve, a component of equity. The equity instruments or cash settled instruments generally vest in a graded manner over the vesting period. The fair value determined at the grant date is expensed over the vesting period of the respective tranches of such grants (accelerated amortization). The stock compensation expense is determined based on the Company’s estimate of equity instruments or cash settled instruments that will eventually vest. Cash Settled instruments granted are re-measured by reference to the fair value at the end of each reporting period and at the time of vesting. The expense is recognized in the consolidated statement of income with a corresponding increase to financial liability. (xiii) Provisions Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period,    considering the risks and uncertainties surrounding the obligation. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset, if it is virtually certain that reimbursement will be received, and the amount of the receivable can be measured reliably. Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for onerous contracts are measured at the present value of lower of the expected net cost of fulfilling the contract and the expected cost of terminating the contract. (xiv) Revenue The Company derives revenue primarily from software development, maintenance of software/hardware and related services, business process services, sale of IT and other products. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. To recognize revenues, the Company applies the following five step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenues when a performance obligation is satisfied. When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved. At contract inception, the Company assesses its promise to transfer products or services to a customer to identify separate performance obligations. The Company applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and are distinct in the context of the contract, if not, the promised products or services are combined and accounted as a single performance obligation. The Company allocates the arrangement consideration to separately identifiable performance obligation based on their relative standalone selling price or residual method. Standalone selling prices are determined based on sale prices for the components when it is regularly sold separately, in cases where the Company is unable to determine the stand-alone selling price the Company uses third-party prices for similar deliverables or the Company uses expected cost-plus margin approach in estimating the standalone selling price.    320 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements Consolidated financial statements under IFRS Notes to the Consolidated Financial Statements (` in millions, except share and per share data, unless otherwise stated)    For performance obligations where control is transferred over time, revenues are recognized by measuring progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the promised products or services to be provided. The method for recognizing revenues and costs depends on the nature of the services rendered: A. Time and materials contracts Revenues and costs relating to time and materials contracts are recognized as the related services are rendered. B. Fixed-price contracts i. Fixed-price development contracts Revenues from fixed-price development contracts, including software development, and integration contracts, where the performance obligations are satisfied over time, are recognized using the “percentage-of-completion” method. The performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses. Percentage of completion is determined based on project costs incurred to date as a percentage of total estimated project costs required to complete the project. The cost expended (or input) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. If the Company is not able to reasonably measure the progress of completion, revenue is recognized only to the extent of costs incurred, for which recoverability is probable. When total cost estimates exceed revenues in an arrangement, the estimated losses are recognized in the consolidated statement of income in the period in which such losses become probable based on the current contract estimates as an onerous contract provision. A contract asset is a right to consideration that is conditional upon factors other than the passage of time. Contract assets primarily relate to unbilled amounts on fixed-price development contracts and are classified as non-financial asset as the contractual right to consideration is dependent on completion of contractual milestones. A contract liability is an entity’s obligation to transfer goods or services to a customer for which the entity has received consideration (or the amount is due) from the customer. Unbilled receivables on other than fixed-price development contracts are classified as a financial asset where the right to consideration    is unconditional and only the passage of time is required before the payment is due. ii. Maintenance contracts Revenues related to fixed-price maintenance contracts are recognized on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using percentage of completion method when the pattern of benefits from the services rendered to the customers and the cost to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue for contracts in which the invoicing is representative of the value being delivered is recognized based on our right to invoice. If our invoicing is not consistent with value delivered, revenues are recognized as the service is performed using the percentage of completion method. In certain projects, a fixed quantum of service or output units is agreed at a fixed price for a fixed term. In such contracts, revenue is recognized with respect to the actual output achieved till date as a percentage of total contractual output. Any residual service unutilized by the customer is recognized as revenue on completion of the term. iii. Element or Volume based contracts Revenues and costs are recognized as the related services are rendered. C. Products Revenue on product sales are recognized when the customer obtains control of the specified product. D. Others ï¬ Any change in scope or price is considered to be a contract modification. The Company accounts for modifications to existing contracts by assessing whether the services added are distinct and whether the pricing is at the standalone selling price. Services added that are not distinct are accounted for on a cumulative catch up basis, while those that are distinct are accounted for prospectively, either as a separate contract if the additional services are priced at the standalone selling price, or as a termination of the existing contract and creation of a new contract if not priced at the standalone selling price. ï¬ The Company accounts for variable considerations like volume discounts, rebates and pricing incentives to customers and penalties as reduction of revenue on a systematic and rational basis over the period of the contract. The Company estimates an amount of such variable consideration using expected value method or the single most likely    Integrated Annual Report 2021-22 321

Consolidated financial statements under IFRS Notes to the Consolidated Financial Statements (` in millions, except share and per share data, unless otherwise stated)    amount in a range of possible consideration depending on which method better predicts the amount of consideration to which the Company may be entitled and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. ï¬ Revenues are shown net of allowances / returns, sales tax, value added tax, goods and services tax and applicable discounts and allowances. ï¬ The Company accrues the estimated cost of warranties at the time when the revenue is recognized. The accruals are based on the Company’s historical experience of material usage and service delivery costs. ï¬ Incremental costs that relate directly to a contract and incurred in securing a contract with a customer are recognized as an asset when the Company expects to recover these costs and amortized over the contract term. ï¬ The Company recognizes contract fulfilment cost as an asset if those costs specifically relate to a contract or to an anticipated contract, the costs generate or enhance resources that will be used in satisfying performance obligations in future; and the costs are expected to be recovered. The asset so recognized is amortized on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. ï¬ The Company assesses the timing of the transfer of goods or services to the customer as compared to the timing of payments to determine whether a significant financing component exists. As a practical expedient, the Company does not assess the existence of a significant financing component when the difference between payment and transfer of deliverables is a year or less. If the difference in timing arises for reasons other than the provision of finance to either the customer or us, no financing component is deemed to exist. ï¬ The Company may enter into arrangements with third-party suppliers to resell products or services. In such cases, the Company evaluates whether the Company is the principal (i.e., report revenues on a gross basis) or agent (i.e., report revenues on a net basis). In doing so, the Company first evaluates whether the Company controls the good or service before it is transferred to the customer. If Company controls the good or service before it is transferred to the customer, Company is the principal; if not, the Company is the agent. ï¬ Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contract and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and    the estimated total costs or efforts are subject to revision as the contract progresses. (xv) Finance expenses Finance expenses comprises interest cost on borrowings, lease liabilities and net defined benefit liability, gains or losses arising on re-measurement of financial assets measured at FVTPL, net loss on translation or settlement of foreign currency borrowings and changes in fair value and gains / (losses) on settlement of related derivative instruments. Borrowing costs that are not directly attributable to a qualifying asset are recognized in the consolidated statement of income using the effective interest method. (xvi) Finance and other income Finance and other income comprise interest income on deposits, dividend income, gains / (losses) on disposal of investments and net gain on translation or settlement of foreign currency borrowings. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established. (xvii) Income tax Income tax comprises current and deferred tax. Income tax expense is recognized in the consolidated statement of income except to the extent it relates to a business combination, or items directly recognized in equity or in other comprehensive income. a) Current income tax Current income tax for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the taxable income for the period. The tax rates and tax laws used to compute the current tax amounts are those that are enacted or substantively enacted as at the reporting date and applicable for the period. While determining the tax provisions, the Company assesses whether each uncertain tax position is to be considered separately or together with one or more uncertain tax positions depending upon the nature and circumstances of each uncertain tax position. The Company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and liability simultaneously. b) Deferred income tax Deferred income tax is recognized using the balance sheet approach. Deferred income tax assets and liabilities are recognized for deductible and taxable temporary differences arising between the tax base of assets and liabilities and their carrying amount in financial statements, except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that    322 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements Consolidated financial statements under IFRS Notes to the Consolidated Financial Statements (` in millions, except share and per share data, unless otherwise stated)    is not a business combination and affects neither accounting nor taxable profits or loss at the time of the transaction. Deferred income tax assets are recognized to the extent it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized. Deferred income tax liabilities are recognized for all taxable temporary differences except in respect of taxable temporary differences that is expected to reverse within the tax holiday period, taxable temporary differences associated with investments in subsidiaries, associates and foreign branches where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized, or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. The Company offsets deferred income tax assets and liabilities, where it has a legally enforceable right to offset current tax assets against current tax liabilities, and they relate to taxes levied by the same taxation authority on either the same taxable entity, or on different taxable entities where there is a right and an intention to settle the current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. (xviii) Earnings per share Basic earnings per share is computed using the weighted average number of equity shares outstanding during the period adjusted for treasury shares held. Diluted earnings per share is computed using the weighted average number of equity and dilutive equivalent shares outstanding during the period, using the treasury stock method for options, except where the results would be anti-dilutive. The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any splits and bonus shares issues including for change effected prior to the approval of the consolidated financial statements by the Board of Directors.    (xix) Statement of cash flows Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash from operating, investing and financing activities of the Company are segregated. (xx) Assets held for sale Sale of business is classified as held for sale, if their carrying amount is intended to be recovered principally through sale rather than through continuing use. The condition for classification as held for sale is met when disposal business is available for immediate sale and the same is highly probable of being completed within one year from the date of classification as held for sale. (xxi) Discontinued operations A discontinued operation is a component of the Company’s business that represents a separate line of business that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon the earlier of disposal or when the operation meets the criteria to be classified as held for sale. (xxii) Disposal of assets The gain or loss arising on disposal or retirement of assets is recognized in the consolidated statement of income. New Accounting standards, amendments and interpretations adopted by the Company effective from April 1, 2021: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform (Phase 2) The IASB issued Interest Rate Benchmark Reform (Phase 2), which amends IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The amendments in this final phase relate to the modification of financial assets, financial liabilities and lease liabilities, specific hedge accounting requirements, and disclosure requirements applying IFRS 7 to accompany the amendments regarding modifications and hedge accounting. The adoption of the amendment to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 did not have any material impact on the consolidated financial statements.    Integrated Annual Report 2021-22 323

Consolidated financial statements under IFRS Notes to the Consolidated Financial Statements (` in millions, except share and per share data, unless otherwise stated)    IFRS 9 – Annual Improvements to IFRS Standards—2018-2020 On May 14, 2020, IASB amended IFRS 9 as part of its Annual Improvements to IFRS Standards 2018-2020. The amendment clarifies which fees an entity includes when it applies the ‘10 percent’ test in paragraph B3.3.6 of IFRS 9 in assessing whether to derecognize a financial liability. The early adoption of amendments to IFRS 9 did not have any material impact on the consolidated financial statements. Amendments to IAS 1 – Presentation of Financial Statements On February 12, 2021, the IASB amended IAS 1 “Presentation of Financial Statements”. The amendments require companies to disclose their material accounting policy information rather than their significant accounting policies. The amendments clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial. The amendments also clarified that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements; and the amendments clarify that if an entity discloses immaterial accounting policy information, such information shall not obscure material accounting policy information. The early adoption of amendments to IAS 1 did not have any material impact on the consolidated financial statements. Amendments to IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors On February 12, 2021, the IASB amended IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. The amendments clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. That distinction is important because changes in accounting estimates are applied prospectively only to future transactions and other future events, but changes in accounting policies are generally also applied retrospectively to past transactions and other past events. The early adoption of amendments to IAS 8 did not have any material impact on the consolidated financial statements. New amendments not yet adopted: Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2021 and have not been applied in preparing these consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the consolidated financial statements of the Company are: Amendments to IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract On May 14, 2020, the IASB issued “Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)”,    amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The amendment specifies that the “cost of fulfilling” a contract comprises the “costs that relate directly to the contract”. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. These amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The adoption of amendments to IAS 37 is not expected to have any material impact on the consolidated financial statements. Amendment to IAS 1 – Presentation of Financial Statements On January 23, 2020, the IASB issued “Classification of liabilities as Current or Non-Current (Amendments to IAS 1)” providing a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangement in place at the reporting date. The amendments aim to promote consistency in applying the requirements by helping companies to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also clarified the classification requirements for debt a company might settle by converting it into equity. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. The adoption of amendments to IAS 1 is not expected to have any material impact on the consolidated financial statements of the Company. Amendments to IAS 12 – “Income Taxes” On May 7, 2021, the IASB amended IAS 12 “Income Taxes” and published ‘Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)’ that clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets or liabilities for the first time. The amendments clarify that this exemption does not apply to transactions such as leases and decommissioning obligations and companies are required to recognize deferred tax on such transactions. These amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively, with earlier application permitted. The Company is currently evaluating the impact of amendment to IAS 12 on the consolidated financial statements.    324 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements
Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

4. Property, plant and equipment

	Land	Buildings	Plant and equipment[1]	Furniture fixtures and equipment	Vehicles	Total
Gross carrying value:						
As at April 1, 2020	₹ 3,761	₹ 36,510	₹ 100,695	₹ 19,870	₹ 808	₹ 161,644
Additions	107	3,569	14,362	1,958	9	20,005
Additions through Business combinations	-	-	27	57	-	84
Disposals	(58)	(765)	(4,532)	(1,218)	(398)	(6,971)
Translation adjustment	5	100	303	25	(1)	432
As at March 31, 2021	**₹ 3,815**	**₹ 39,414**	**₹ 110,855**	**₹ 20,692**	**₹ 418**	**₹ 175,194**
Accumulated depreciation/ impairment:						
As at April 1, 2020	₹ -	₹ 7,948	₹ 78,056	₹ 14,141	₹ 727	₹ 100,872
Depreciation and impairment [2]	-	1,500	11,123	1,845	61	14,529
Disposals	-	(695)	(4,313)	(908)	(391)	(6,307)
Translation adjustment	-	32	174	11	-	217
As at March 31, 2021	**₹ -**	**₹ 8,785**	**₹ 85,040**	**₹ 15,089**	**₹ 397**	**₹ 109,311**
Capital work-in-progress						₹ 19,309
Net carrying value including Capital work-in-progress as at March 31, 2021						**₹ 85,192**
Gross carrying value:						
As at April 1, 2021	₹ 3,815	₹ 39,414	₹ 110,855	₹ 20,692	₹ 418	₹ 175,194
Additions	1,031	1,676	19,411	2,384	7	24,509
Additions through Business combinations	-	-	370	335	3	708
Disposals	(30)	(440)	(7,863)	(826)	(115)	(9,274)
Translation adjustment	(3)	36	698	60	4	795
As at March 31, 2022	**₹ 4,813**	**₹ 40,686**	**₹ 123,471**	**₹ 22,645**	**₹ 317**	**₹ 191,932**
Accumulated depreciation/ impairment:						
As at April 1, 2021	₹ -	₹ 8,785	₹ 85,040	₹ 15,089	₹ 397	₹ 109,311
Depreciation and impairment [2]	-	1,536	12,305	2,141	10	15,992
Disposals	-	(346)	(7,451)	(725)	(112)	(8,634)
Translation adjustment	-	28	571	52	2	653
As at March 31, 2022	**₹ -**	**₹ 10,003**	**₹ 90,465**	**₹ 16,557**	**₹ 297**	**₹ 117,322**
Capital work-in-progress						₹ 16,288
Net carrying value including Capital work-in-progress as at March 31, 2022						**₹ 90,898**

[1] Including net carrying value of computer equipment and software amounting to ₹ 18,508 and ₹ 25,162, as at March 31, 2021 and 2022, respectively.

[2] Includes impairment charge on certain software platforms amounting to ₹ Nil, ₹ 285 and ₹ Nil for the year ended March 31, 2020, 2021 and 2022, respectively.

Integrated Annual Report 2021-22 325

Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

5. Right-of-Use assets

	Category of Right-of-Use asset				
	Land	Buildings	Plant and equipment *	Vehicles	Total
Gross carrying value:					
As at April 1, 2020	₹ 2,003	₹ 15,624	₹ 4,236	₹ 826	₹ 22,689
Additions	79	5,323	770	162	6,334
Additions through Business combinations	-	352	-	84	436
Disposals	-	(2,503)	(1,103)	(154)	(3,760)
Translation adjustment	-	48	15	8	71
As at March 31, 2021	**₹ 2,082**	**₹ 18,844**	**₹ 3,918**	**₹ 926**	**₹ 25,770**
Accumulated depreciation:					
As at April 1, 2020	₹ 27	₹ 3,928	₹ 1,721	₹ 265	₹ 5,941
Depreciation	28	4,487	1,465	285	6,265
Disposals	-	(1,703)	(1,023)	(119)	(2,845)
Translation adjustment	-	(9)	(6)	4	(11)
As at March 31, 2021	**₹ 55**	**₹ 6,703**	**₹ 2,157**	**₹ 435**	**₹ 9,350**
Net carrying value as at March 31, 2021					**₹ 16,420**
Gross carrying value:					
As at April 1, 2021	₹ 2,082	₹ 18,844	₹ 3,918	₹ 926	₹ 25,770
Additions	15	7,517	429	105	8,066
Additions through Business combinations	-	2,920	-	36	2,956
Disposals	(819)	(3,360)	(1,861)	(149)	(6,189)
Translation adjustment	-	72	25	(14)	83
As at March 31, 2022	**₹ 1,278**	**₹ 25,993**	**₹ 2,511**	**₹ 904**	**₹ 30,686**
Accumulated depreciation:					
As at April 1, 2021	₹ 55	₹ 6,703	₹ 2,157	₹ 435	₹ 9,350
Depreciation	24	5,572	849	264	6,709
Disposals	(21)	(2,667)	(1,518)	(121)	(4,327)
Translation adjustment	-	68	24	(8)	84
As at March 31, 2022	**₹ 58**	**₹ 9,676**	**₹ 1,512**	**₹ 570**	**₹ 11,816**
Net carrying value as at March 31, 2022					**₹ 18,870**

* Including net carrying value of computer equipment amounting to ₹ 8 and ₹ 6 as at March 31, 2021 and 2022, respectively.

The Company recognized the following expenses in the consolidated statement of income:

	Year ended March 31, 2020	Year ended March 31, 2021	Year ended March 31, 2022
Interest expenses on lease liabilities	₹ 914	₹ 798	₹ 894
Rent expense recognized under facility expenses pertaining to:			
Leases of low-value assets	44	53	150
Leases with less than twelve months of lease term	2,085	1,876	2,392
	₹ 3,043	**₹ 2,727**	**₹ 3,436**

Payments toward leases of low-value assets and leases with less than twelve months of lease term, are disclosed under operating activities in the consolidated statement of cash flows. All other lease payments during the period are disclosed under financing activities in the consolidated statement of cash flows.

Income from subleasing RoU assets is not material.

The Company is committed to certain leases amounting to ₹ 1,657 which have not commenced as of March 31, 2022. The term of such leases ranges from 3 to 7 years.

Refer to Note 19 for remaining contractual maturities of lease liabilities.

326 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

6. Goodwill and intangible assets

The movement in goodwill balance is given below:

	Year ended March 31, 2021	Year ended March 31, 2022
Balance at the beginning of the year	₹ 131,012	₹ 139,127
Translation adjustment	(1,357)	5,293
Acquisition through business combinations* (Refer to Note 7)	9,472	102,569
Balance at the end of the year	**₹ 139,127**	**₹ 246,989**

*Acquisition through business combinations for the year ended March 31, 2021 and 2022 is after considering the impact of ₹ (72) and ₹ 116 towards changes in the purchase price allocation of acquisitions made during the year ended March 31, 2020 and 2021, respectively.

The Company is organized by three operating segments: IT Services, IT Products and India State Run Enterprise Services. Goodwill as at March 31, 2021 and 2022 has been allocated to the IT Services operating segment.

Goodwill recognized on business combinations is allocated to Cash Generating Units (CGUs), within the IT Services operating segment, which are expected to benefit from the synergies of the acquisitions.

	Year ended March 31, 2021	Year ended March 31, 2022
CGUs		
Americas 1	₹ 64,573	₹ 77,106
Americas 2	34,038	84,166
Europe	26,641	64,288
Asia Pacific Middle East Africa	13,875	21,429
	₹ 139,127	**₹ 246,989**

For impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Company's operating segment. Goodwill is tested for impairment at least annually in accordance with the Company's procedure for determining the recoverable value of each CGU.

The recoverable amount of the CGU is determined based on FVLCD. The FVLCD of the CGU is determined based on the market capitalization approach, using the turnover and earnings multiples derived from observable market data. The fair value measurement is categorized as a level 2 fair value based on the inputs in the valuation techniques used.

Based on the above testing, no impairment was identified as at March 31, 2021 and 2022, as the recoverable value of the CGUs exceeded the carrying value. A sensitivity analysis to the change in the key parameters (turnover and earnings multiples) did not identify any probable scenarios where the CGU's recoverable amount would fall below its carrying amount.

The movement in intangible assets is given below:

	Intangible assets		
	Customer-related	**Marketing-related**	**Total**
Gross carrying value:			
As at April 1, 2020	₹ 32,490	₹ 6,698	₹ 39,188
Acquisition through business combinations (Refer to Note 7)	2,460	828	3,288
Deductions/adjustments	(8,568)	(5,756)	(14,324)
Translation adjustment	(56)	(159)	(215)
As at March 31, 2021	**₹ 26,326**	**₹ 1,611**	**₹ 27,937**
Accumulated amortization/impairment:			
As at April 1, 2020	₹ 17,898	₹ 4,928	₹ 22,826
Amortization and impairment *	5,060	1,548	6,608
Deductions/adjustments	(8,568)	(5,756)	(14,324)
Translation adjustment	(142)	(116)	(258)
As at March 31, 2021	**₹ 14,248**	**₹ 604**	**₹ 14,852**
Net carrying value as at March 31, 2021	**₹ 12,078**	**₹ 1,007**	**₹ 13,085**

Integrated Annual Report 2021-22 327

Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

	Intangible assets		
	Customer-related	Marketing-related	Total
Gross carrying value:			
As at April 1, 2021	₹ 26,326	₹ 1,611	₹ 27,937
Acquisition through business combinations (Refer to Note 7)	27,834	9,814	37,648
Deductions/adjustments	(11,984)	(215)	(12,199)
Translation adjustment	1,190	218	1,408
As at March 31, 2022	**₹ 43,366**	**₹ 11,428**	**₹ 54,794**
Accumulated amortization/ impairment:			
As at April 1, 2021	₹ 14,248	₹ 604	₹ 14,852
Amortization and impairment *	6,872	1,338	8,210
Deductions/adjustments	(11,984)	(215)	(12,199)
Translation adjustment	347	29	376
As at March 31, 2022	**₹ 9,483**	**₹ 1,756**	**₹ 11,239**
Net carrying value as at March 31, 2022	**₹ 33,883**	**₹ 9,672**	**₹ 43,555**

* During the year ended March 31, 2021, a change in business strategy of a customer led to a significant decline in the revenue and earnings estimates, resulting in revision of recoverable value of customer-relationship intangible assets recognized on business combination. Further, the Company integrated certain brands acquired as part of a business combination, resulting in discontinuance of the acquired brands. Consequently, the Company has recognized impairment charge ₹ 1,879 for the year ended March 31, 2021 as part of amortization and impairment.

* During the year ended March 31, 2021, due to change in our estimate of useful life of customer-related intangibles in an earlier business combination, the Company has recognized additional amortization charge of ₹ 795.

Amortization expense on intangible assets is included in selling and marketing expenses in the consolidated statement of income.

As at March 31, 2022, the net carrying value and the estimated remaining amortization period for intangible assets acquired on acquisition are as follows:

Acquisition	Net carrying value	Estimated remaining amortization period
Capco - customer-related intangible	₹ 22,197	8.08 years
Capco - marketing-related intangible	7,477	9.08 years
Edgile, LLC	2,847	5.75 years
Ampion Holdings Pty Ltd	1,986	2.35 - 5.35 years
Vara Infotech Private Limited	1,596	4.5 - 7.5 years
Rational Interaction, Inc.	1,483	0.89 - 4.89 years
Eximius Design, LLC	1,313	1.9 - 5.4 years
4C NV	471	1.36 - 3.36 years
IVIA Serviços de Informática Ltda	332	3.37 years
International TechneGroup Incorporated	212	2.5 years
LeanSwift Solutions Inc.	148	0.75 - 2.25 years
Encore Theme Technologies Private Limited	117	1.7 - 3.71 years
Others	3,376	0.25 - 10.25 years
Total	**₹ 43,555**	

328 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements Consolidated financial statements under IFRS Notes to the Consolidated Financial Statements (` in millions, except share and per share data, unless otherwise stated) 7. Business combinations Summary of acquisitions during the year ended March 31, 2021 is given below: During the year ended March 31, 2021, the Company has completed four business combinations (which individually are not material) for a total consideration (upfront cash payout to acquire control and contingent consideration) of ` 13,801. These include: a) ` 1,643 towards acquisition of IVIA Serviços de Informática Ltda. (“IVIA”) on August 14, 2020, a specialized IT services provider to financial services, retail and manufacturing sectors in Brazil. b) ` 5,268 towards acquisition of 4C NV and its subsidiaries (“4C”) on August 11, 2020, a Salesforce multi-cloud partner in Europe, U.K. and the Middle East c) ` 849 towards acquisition of Encore Theme Technologies Private Limited (“ETT”), a Finastra trade finance solutions partner across the Middle East, Africa, India and Asia Pacific on December 15, 2020, and d) ` 6,041 towards acquisition of Eximius Design, LLC and Eximius Design India Private Limited (“Eximius”) on February 25, 2021, a leading engineering services company with expertise in semiconductor, software and systems design. The following table presents the purchase price allocation:    Description     Purchase price allocated Net assets ` 1,285 Fair Value of Customer-related intangibles2,460 Fair Value of Marketing-related intangibles828 Deferred tax liabilities on intangible assets(432) Total` 4,141 Goodwill9,660 Total purchase price` 13,801    The total consideration for IVIA includes a contingent consideration linked to achievement of revenues and earnings over a period of 3 years ending September 30, 2023, and range of contingent consideration payable is between ` Nil and ` 746. The fair value of the contingent consideration is estimated by applying the discounted cash-flow approach considering discount rate of 5.7% and probability adjusted revenue and earnings estimates. The undiscounted fair value of contingent consideration is ` 525 as of the date of acquisition. The fair value of discounted contingent consideration of ` 460 is recorded as part of purchase price allocation. The total consideration for ETT includes a contingent consideration linked to achievement of revenues and earnings over a period of 18 months ending March 31, 2022, and range of contingent consideration payable is between ` Nil and ` 305. The fair value of the contingent consideration is estimated by applying the discounted cash-flow approach considering discount rate of 7.4% and probability adjusted revenue and earnings estimates. The undiscounted fair value of contingent consideration is ` 215 as of the date of acquisition. The fair value of discounted contingent consideration of ` 196 is recorded as part of purchase price allocation. The total consideration for Eximius includes a contingent consideration linked to achievement of revenues and earnings over a period of 2 years ending March 31, 2023, and range of contingent consideration payable is between ` Nil and ` 1,738. The fair value of the contingent consideration is estimated by applying the discounted cash-flow approach considering discount rate of 2.3% and probability adjusted revenue and earnings estimates. The undiscounted fair value of contingent consideration is ` 1,695 as of the date of acquisition. The fair value of discounted contingent consideration of ` 1,637 is recorded as part of purchase price allocation. Net assets acquired include ` 1,026 of cash and cash equivalents and trade receivables valued at ` 1,159. The goodwill of ` 9,660 comprises value of acquired workforce and expected synergies arising from the business combinations. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes except for Eximius Design, LLC in the United States of America. The transaction costs of ` 175 related to the above acquisitions have been included in general and administrative expenses in the consolidated statement of income. The pro-forma effects of these business combinations on the Company’s results were not material. Integrated Annual Report 2021-22 329

Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Summary of acquisitions during the year ended March 31, 2022 is given below:

During the year ended March 31, 2022, the Company has completed four business combinations by acquiring 100% equity interest in:

(a) **Capco and its subsidiaries ("Capco")**, a global management and technology consultancy company providing digital, consulting and technology services to financial institutions in the Americas, Europe and Asia Pacific. This acquisition makes the Company one of the largest end-to-end global consulting, technology and transformation service providers to the banking and financial services industry. By combining our capabilities in strategic design, digital transformation, cloud, cybersecurity, IT and operations services with Capco's domain and consulting strength, our SMUs will be able to provide our clients the access to a partner who can deliver integrated, bespoke solutions to help fuel growth and achieve their transformation objectives. The acquisition was consummated on April 29, 2021 for total cash consideration of ₹ 109,530.

(b) **Ampion Holdings Pty Ltd and its subsidiaries ("Ampion")**, an Australia-based provider of cyber security, DevOps and quality engineering services. This acquisition is an important step in the direction of our new operating model which emphasizes strategic investments in focus geographies, proximity to customers, agility, scale and localization. It reinstates the commitment towards clients and stakeholders in Australia and New Zealand, under our APMEA SMU. Further, Ampion's product and services combined with ours and powered by engineering transformation, DevOps and security consulting services will bring scale and market agility to respond to the growing demands of customers. The acquisition was consummated on August 6, 2021 for total cash consideration of ₹ 9,102.

(c) **Edgile, LLC ("Edgile")**, a US-based transformational cybersecurity consulting provider that focuses on risk and compliance, information and cloud security, and digital identity. This acquisition helps address the fast-growing demand for transformational cybersecurity consulting among Global 2000 enterprises. Together, Wipro and Edgile will help enterprises enhance boardroom governance of cybersecurity risk, invest in robust cyber strategies, and reap the value of practical security in action. In collaboration with an extensive roster of alliance partners from Wipro and Edgile, we will enable organizations to accelerate their digital transformation and operate in virtual and digital supply chains. The acquisition was consummated on December 31, 2021 for total consideration (upfront cash payout to acquire control and contingent consideration) of ₹ 17,176.

(d) **LeanSwift Solutions Inc. and its subsidiaries ("LeanSwift")**, a system integrator of Infor products for customers across the Americas and Europe. This acquisition aligns with our strategic investments in cloud transformation. The combined entity will provide Wipro an edge in key transformation deals, especially in the manufacturing and distribution sectors, by combining LeanSwift's expertise in the Infor CloudSuites with our broader cloud-native digital capabilities. The acquisition was consummated on December 31, 2021 for total cash consideration of ₹ 1,606.

The following table presents the purchase price allocation:

Description	Capco	Ampion	Edgile	LeanSwift
Net assets	₹ 4,667	₹ 1,235	₹ 1,306	₹ 199
Fair value of Customer-related intangibles	24,273	1,748	1,754	59
Fair value of Marketing-related intangibles	8,083	460	1,160	111
Deferred tax liabilities on intangible assets	(9,383)	(663)	-	(48)
Total	**₹ 27,640**	**₹ 2,780**	**₹ 4,220**	**₹ 321**
Goodwill	81,890	6,322	12,956	1,285
Total purchase price	**₹ 109,530**	**₹ 9,102**	**₹ 17,176**	**₹ 1,606**
Net Assets include:				
Cash and cash equivalents	₹ 4,278	₹ 855	₹ 907	₹ 139
Fair value of acquired trade receivables included in net assets	₹ 6,167	₹ 1,074	₹ 819	₹ 205
Gross contractual amount of acquired trade receivables	6,181	1,074	819	221
Less: Allowance for lifetime expected credit loss	(14)	-	-	(16)
Transaction costs included in general and administrative expenses	₹ 358	₹ 49	₹ 152	₹ 88

The purchase price allocation for Edgile and LeanSwift is provisional and will be finalized as soon as practicable within the measurement period, but in no event later than one year following the date of acquisition.

330 **Wipro Limited** | Ambitions Realized

Statutory Reports and Financial Statements Consolidated financial statements under IFRS Notes to the Consolidated Financial Statements (` in millions, except share and per share data, unless otherwise stated) The acquisition of Capco contributed revenues of ` 66,616 and profit after taxes of ` 4,336 for the Company during the year ended March 31, 2022. The other acquisitions completed during the year ended March 31,2022 contributed revenues of ` 6,114 and profit after taxes of ` 55. If all the acquisitions during the year ended March 31, 2022, had been consummated on April 1, 2021, management estimates that consolidated revenues for the Company would have been ` 802,835 and the profit after taxes would have been ` 122,900 for the year ended March 31, 2022. The pro-forma amounts are not necessarily indicative of the actual or future results if the acquisition had been consummated on April 1, 2021. The goodwill of ` 102,453 comprises value of acquired workforce and expected synergies arising from the business combination. Goodwill is allocated to IT Services segment and is not deductible for income tax purposes except for Edgile, LLC in the United States of America. The total consideration of Edgile includes a contingent consideration linked to achievement of revenues and earnings over a period of 2 years ending December 31, 2023, and range of contingent consideration payable is between ` Nil and ` 2,230. The fair value of the contingent consideration is estimated by applying the discounted cash-flow approach considering discount rate of 2.9% and probability adjusted revenue and earnings estimates. The undiscounted fair value of contingent consideration is ` 1,531 as at the date of acquisition. The discounted fair value of contingent consideration of ` 1,462 is recorded as part of provisional purchase price allocation. Summary of acquisitions consummated after March 31, 2022 (a) Convergence Acceleration Solutions, LLC (“CAS Group”) is a US-based consulting and program management company that specializes in driving large-scale business and technology transformation for Fortune 100 communications service providers. The acquisition advances the Company’s strategic consulting capabilities as we help our clients drive large scale business and technology transformation. The acquisition was consummated on April 11, 2022 for total consideration (upfront cash to acquire control and contingent consideration) of ` 5,584.    The total consideration for the acquisition of CAS Group includes a contingent consideration linked to achievement of revenues and earnings over a period of 3 years ending December 31, 2024, and range of contingent consideration payable is between ` Nil and ` 2,277. The fair value of the contingent consideration is estimated by applying the discounted cash-flow approach considering discount rate of 4.58% and probability adjusted revenue and earnings estimates. The undiscounted fair value of contingent consideration is ` 1,804 as at the date of acquisition. The discounted fair value of contingent consideration of ` 1,662 is recorded as part of provisional purchase price allocation.    The following table presents the provisional purchase price allocation:    Description    CAS Group Net assets ` 554 Fair value of Customer-related intangibles1,614 Total ` 2,168 Goodwill 3,416 Total purchase price ` 5,584    Net assets acquired include ` 127 of cash and cash equivalents and trade receivables valued at ` 453.    The goodwill of ` 3,416 comprises value of acquired workforce and expected synergies arising from the business combination. Goodwill is allocated to IT Services segment and is deductible for income tax purposes in the United States of America. (b) Rizing Intermediate Holdings, Inc and its subsidiaries (“Rizing”)—On May 20, 2022, the Company acquired 100% equity interests in Rizing, a global SAP consulting firm with industry expertise and consulting capabilities in enterprise asset management, consumer industries, and human experience management for a total cash consideration of ` 44,622. Rizing complements the Company in capabilities (EAM, HCM and S/4HANA), in industries such as Energy and Utilities, Retail and Consumer Products, Manufacturing and Hi Tech in geographies across North America, Europe, Asia, and Australia.    The initial accounting is incomplete at the time these consolidated financial statements are authorized for issue and the fair value remeasurement of the assets (including trade receivables) and liabilities, and the provisional purchase price allocation pursuant to IFRS 3 are being assessed by an independent expert and are still on-going. Integrated Annual Report 2021-22 331

Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

8. Investments

	As at March 31, 2021	As at March 31, 2022
Non-current		
Financial instruments at FVTPL		
Equity instruments	₹ -	₹ 1,976
Fixed maturity plan mutual funds	-	513
Financial instruments at FVTOCI		
Equity instruments	10,572	14,963
Financial instruments at amortized cost		
Inter corporate and term deposits *	4	1,657
	₹ 10,576	**₹ 19,109**
Current		
Financial instruments at FVTPL		
Short-term mutual funds	₹ 23,502	₹ 15,550
Financial instruments at FVTOCI		
Non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds	131,382	204,839
Financial instruments at amortized cost		
Inter corporate and term deposits*	20,823	21,266
	₹ 175,707	**₹ 241,655**
Total	**₹ 186,283**	**₹ 260,764**

*These deposits earn a fixed rate of interest. Term deposits include non-current and current deposits in lien with banks primarily on account of term deposits held as margin money deposits against guarantees amounting to ₹ Nil and ₹ 654, respectively (March 31, 2021: Term deposits non-current of ₹ 4 and Term deposits current of ₹ 615).

Investments accounted for using the equity method

The Company has no material associates as at March 31, 2021 and 2022.

During the year ended March 31, 2022, as a result of acquisition by another investor, the Company sold its investment in Denim Group Ltd. and Denim Group Management, LLC ("**Denim Group**"), accounted for using the equity method. Refer to Note 26 for additional information.

The aggregate summarized financial information in respect of the Company's immaterial associates that are accounted for using the equity method is set forth below:

	As at March 31, 2020	As at March 31, 2021	As at March 31, 2022
Carrying amount of the Company's interest in associates accounted for using the equity method	₹ 1,383	₹ 1,464	₹ 774

	For the year ended March 31, 2020	For the year ended March 31, 2021	For the year ended March 31, 2022
Company's share of net profit / (loss) of associates accounted for using the equity method in consolidated statement of income	₹ 29	₹ 130	₹ 57

332 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Details of investments in equity instruments- classified as FVTOCI

Particulars	Carrying value	
	As at March 31, 2021	As at March 31, 2022
Non-current		
Tricentis Corporation	₹ 674	₹ 2,698
YugaByte, Inc.	494	1,993
TLV Partners, L.P.	804	1,209
Vectra Networks, Inc	562	1,064
CyCognito Ltd.	216	977
TLV Partners II, L.P.	295	774
Immuta, Inc.	714	740
Incorta, Inc.	512	712
Harte Hanks Inc.	319	575
B Capital Fund II, L.P.	220	493
Work-Bench Ventures II-A, LP	170	413
Tradeshift Inc.	367	379
Boldstart Ventures IV, L.P.	156	379
Vicarious FPC, Inc.	309	321
Boldstart Opportunities II, L.P.	79	296
Glilot Capital Partners III L.P.	87	289
TLV Partners III, L.P.	73	288
Avaamo Inc.	252	261
Vulcan Cyber Ltd.	219	227
Sealights Technologies Ltd.	146	182
Netspring Data, Inc.	-	152
Headspin Inc.	140	145
Moogsoft (Herd) Inc.	179	133
Squadcast, Inc.	-	91
Wep Peripherals Ltd.	60	60
Wep Solutions Limited	26	41
Work-Bench Ventures III-A, LP	11	33
Altizon Systems Private Limited	38	19
Drivestream India Private Limited	19	19
CloudKnox Security Inc.	146	-
IntSights Cyber Intelligence Limited	620	-
Ensono Holdings, LLC	2,665	-
Total	**₹ 10,572**	**₹ 14,963**

Details of investments in equity instruments- classified as FVTPL

Particulars	Carrying value	
	As at March 31, 2021	As at March 31, 2022
Non-current		
Lilt, Inc.	₹ -	₹ 378
YugaByte, Inc.	-	357
CyCognito Ltd.	-	227
Nexus Ventures VI, L.P.	-	189
Functionize, Inc.	-	152
vFunction Inc.	-	152
SYN Ventures Fund LP	-	118
Sealights Technologies Ltd.	-	114

Integrated Annual Report 2021-22 333

Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Particulars	Carrying value	
	As at March 31, 2021	As at March 31, 2022
Incorta, Inc.	-	90
TLV Partners IV, L.P.	-	60
Boldstart Opportunities III, L.P.	-	55
Sorenson Ventures, L.P.	-	42
Glilot Capital Partners IV, L.P	-	32
Altizon Systems Private Limited	-	10
Total	**₹ -**	**₹ 1,976**

9. Trade receivables

	As at March 31, 2021	As at March 31, 2022
Trade receivables	₹ 109,733	₹ 130,283
Allowance for lifetime expected credit loss	(11,077)	(10,299)
	₹ 98,656	**₹ 119,984**
Non-current	4,358	4,765
Current	94,298	115,219

The activity in the allowance for lifetime expected credit loss is given below:

	As at March 31, 2021	As at March 31, 2022
Balance at the beginning of the year	₹ 13,937	₹ 11,077
Additions / (write-back), net (Refer to Note 25)	1,506	(797)
Charged against allowance	(4,381)	(76)
Translation adjustment	15	95
Balance at the end of the year	**₹ 11,077**	**₹ 10,299**

10. Inventories

	As at March 31, 2021	As at March 31, 2022
Stores and spare parts	₹ 127	₹ 28
Finished and traded goods	937	1,306
	₹ 1,064	**₹ 1,334**

11. Cash and cash equivalents

	As at March 31, 2020	As at March 31, 2021	As at March 31, 2022
Cash and bank balances	₹ 34,087	₹ 68,842	₹ 61,882
Demand deposits with banks *	110,412	100,951	41,954
	₹ 144,499	**₹ 169,793**	**₹ 103,836**

* These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the statement of cash flows:

	As at March 31, 2020	As at March 31, 2021	As at March 31, 2022
Cash and cash equivalents (as above)	₹ 144,499	₹ 169,793	₹ 103,836
Bank overdrafts	(395)	(130)	(3)
	₹ 144,104	**₹ 169,663**	**₹ 103,833**

334 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

12. Other financial assets

	As at March 31, 2021	As at March 31, 2022
Non-current		
Security deposits	₹ 1,477	₹ 1,396
Interest receivables	1,139	-
Finance lease receivables	3,144	4,262
Others	328	426
	₹ 6,088	**₹ 6,084**
Current		
Security deposits	₹ 1,149	₹ 1,513
Dues from officers and employees	411	1,301
Interest receivables	1,628	1,835
Finance lease receivables	3,438	5,065
Deposit in interim dividend account	-	27,410
Others	619	5,790
	₹ 7,245	**₹ 42,914**
	₹ 13,333	**₹ 48,998**

Finance lease receivables

Finance lease receivables consist of assets that are leased to customers for a contract term normally ranging 1 to 5 years, with lease payments due in monthly or quarterly installments. Details of finance lease receivables are given below:

	Minimum lease payments		Present value of minimum lease payments	
	As at March 31, 2021	As at March 31, 2022	As at March 31, 2021	As at March 31, 2022
Not later than one year	₹ 3,636	₹ 5,223	₹ 3,438	₹ 5,065
Later than one year but not later than five years	3,264	4,504	3,144	4,262
Gross investment in lease	**6,900**	**9,727**	**6,582**	**9,327**
Less: Unearned finance income	(318)	(400)	-	-
Present value of minimum lease payment receivables	**₹ 6,582**	**₹ 9,327**	**₹ 6,582**	**₹ 9,327**
Non-current			3,144	4,262
Current			3,438	5,065

13. Other assets

	As at March 31, 2021	As at March 31, 2022
Non-current		
Prepaid expenses	₹ 3,417	₹ 7,079
Costs to obtain contract*	3,413	3,128
Costs to fulfil contract**	337	295
Others (Refer to Note 35)	8,768	4,324
	₹ 15,935	**₹ 14,826**
Current		
Prepaid expenses	₹ 12,121	₹ 15,839
Dues from officers and employees	105	251
Advance to suppliers	3,199	3,179
Balance with GST and other authorities	7,903	7,566
Costs to obtain contract*	759	820
Costs to fulfil contract**	53	55
Others	783	1,223
	₹ 24,923	**₹ 28,933**
	₹ 40,858	**₹ 43,759**

* Costs to obtain contract amortization of ₹ 1,237, ₹ 1,257 and ₹ 902 during the year ended March 31, 2020, 2021 and 2022 respectively.

** Costs to fulfil contract amortization of ₹ Nil, ₹ Nil and ₹ 54 during the year ended March 31, 2020, 2021 and 2022 respectively.

Integrated Annual Report 2021-22 335

Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

14. Loans, borrowings and bank overdrafts

	As at March 31, 2021	As at March 31, 2022
Non-current		
Unsecured Notes 2026*	₹ -	₹ 56,403
Borrowings from banks	7,310	-
Loans from institutions other than banks	148	60
	₹ 7,458	**₹ 56,463**
Current		
Bank overdrafts	₹ 130	₹ 3
Borrowings from Banks	75,585	95,143
Loans from institutions other than banks	159	87
	₹ 75,874	**₹ 95,233**
	₹ 83,332	**₹ 151,696**

*On June 23, 2021, Wipro IT Services LLC, a wholly owned step-down subsidiary of Wipro Limited, issued US$ 750 million in unsecured notes 2026 (the "Notes"). The Notes bear interest at a rate of 1.50% per annum and will mature on June 23, 2026. The Notes were issued at the discounted price of 99.636% against par value and have an effective interest rate of 1.6939% after considering the issue expenses and discount of ₹ 501 (US$ 6.7 million). Interest on the Notes is payable semi-annually on June 23 and December 23 of each year, commencing from December 23, 2021. The Notes are listed on Singapore Exchange Securities Trading Limited (SGX-ST).

Short-term loans, borrowings and bank overdrafts

The Company had loans, borrowings and bank overdrafts amounting to ₹ 60,363 and ₹ 95,146, as at March 31, 2021 and 2022, respectively. The principal source of borrowings from banks as at March 31, 2022 primarily consists of lines of credit of approximately ₹ 86,873, U.S. Dollar (US$) 713 million, Canadian Dollar (CAD) 10 million, Saudi Riyal (SAR) 140 million, Euro (EUR) 18 million, Pound Sterling (GBP) 7 million, Bahraini Dinar (BHD) 1 million, Australian Dollar (AUD $) 90 million, UAE Dirham (AED) 3 million, Thai Baht (THB) 5 million and Indonesian Rupiah (IDR) 290 million from bankers for working capital requirements and other short-term needs.

As at March 31, 2022, the Company has unutilized lines of credit aggregating ₹ 10,223, US$ 563 million, CAD 10 million, SAR 40 million, EUR 18 million, GBP 7 million, BHD 1 million, AED 3 million, THB 5 million and IDR 290 million. To utilize these unused lines of credit, the Company requires consent of the lender and compliance with certain financial covenants. Significant portion of these lines of credit are revolving credit facilities and floating rate foreign currency loans, renewable on a periodic basis.

Significant portion of these facilities bear floating rates of interest, referenced to country specific official benchmark interest rates and a spread, determined based on market conditions.

Long-term loans and borrowings

Currency	As at March 31, 2021		As at March 31, 2022		
	Foreign currency in millions	Indian Rupee	Foreign currency in millions	Indian Rupee	Final maturity
Unsecured Notes 2026					
U.S. Dollar (US$)	-	-	744	56,403	June-26
Unsecured loans					
U.S. Dollar (US$)	310	22,671	-	-	
Canadian Dollar (CAD)	^	10	-	-	
Indian Rupee (INR)	-	240	-	141	March-24
Australian Dollar (AUD)	^	26	-	-	
Pound Sterling (GBP)	^	12	-	-	
Euro (EUR)	^	10	^	6	April-23
		₹ 22,969		**₹ 56,550**	
Non-current portion of long-term loans and borrowings		7,458		56,463	
Current portion of long-term loans and borrowings		15,511		87	

^ Value is less than 1

336 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Interest expense on loans, borrowings and bank overdrafts was ₹ 3,166, ₹ 1,897, and ₹ 3,261 for the year ended March 31, 2020, 2021 and 2022, respectively.

Cash and non-cash changes in liabilities arising from financing activities:

	April 1, 2020	Cash flow	Non-cash changes: Issue expenses on Notes	Non-cash changes: Net additions to Lease Liabilities	Non-cash changes: Effective interest rate adjustment	Non-cash changes: Foreign exchange movements	March 31, 2021
Borrowings	₹ 77,647	₹ 6,212	₹ -	₹ -	₹ -	₹ (657)	₹ 83,202
Bank overdrafts	395	(265)	-	-	-	-	130
Lease Liabilities	19,198	(8,660)	-	10,404	-	240	21,182
	₹ 97,240	**₹ (2,713)**	**₹ -**	**₹ 10,404**	**₹ -**	**₹ (417)**	**₹ 104,514**

	April 1, 2021	Cash flow	Non-cash changes: Issue expenses on Notes	Non-cash changes: Net additions to Lease Liabilities	Non-cash changes: Effective interest rate adjustment	Non-cash changes: Foreign exchange movements	March 31, 2022
Borrowings	₹ 83,202	₹ 68,310	₹ (298)	₹ -	₹ 77	₹ 402	₹ 151,693
Bank overdrafts	130	(127)	-	-	-	-	3
Lease Liabilities	21,182	(9,730)	-	12,532	-	249	24,233
	₹ 104,514	**₹ 58,453**	**₹ (298)**	**₹ 12,532**	**₹ 77**	**₹ 651**	**₹ 175,929**

Non-fund based

The Company has non-fund based revolving credit facilities in various currencies equivalent to ₹ 56,421 and ₹ 48,369, as at March 31, 2021 and 2022, respectively, towards operational requirements that can be used for the issuance of letters of credit and bank guarantees. As at March 31, 2021, and 2022, an amount of ₹ 39,293, and ₹ 31,276, respectively, was unutilized out of these non-fund based facilities.

15. Trade payables and accrued expenses

	As at March 31, 2021	As at March 31, 2022
Trade payables	₹ 23,232	₹ 28,683
Accrued expenses	53,280	70,351
	₹ 76,512	**₹ 99,034**

16. Other financial liabilities

	As at March 31, 2021	As at March 31, 2022
Non-current		
Contingent consideration (Refer to Note 19)	₹ 2,158	₹ 2,423
Advance from customers	123	-
Cash Settled ADS RSUs	7	2
Deposits and others	3	536
	₹ 2,291	**₹ 2,961**
Current		
Contingent consideration (Refer to Note 19)	₹ 135	₹ 1,906
Advance from customers	496	1,582
Cash Settled ADS RSUs	24	18
Interim dividend payable	-	27,337
Deposits and others	815	2,267
	₹ 1,470	**₹ 33,110**
	₹ 3,761	**₹ 36,071**

Integrated Annual Report 2021-22 337

Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

17. Other liabilities

	As at March 31, 2021	As at March 31, 2022
Non-current		
Employee benefits obligations	₹ 3,055	₹ 2,720
Others	4,780	4,851
	₹ 7,835	**₹ 7,571**
Current		
Statutory and other liabilities	₹ 9,266	₹ 10,933
Employee benefits obligations	14,401	15,310
Advance from customers	362	629
Others	523	522
	₹ 24,552	**₹ 27,394**
	₹ 32,387	**₹ 34,965**

18. Provisions

	As at March 31, 2021	As at March 31, 2022
Non-current		
Provision for warranty	₹ 2	₹ 1
	₹ 2	**₹ 1**
Current		
Provision for warranty	₹ 213	₹ 294
Provision for onerous contracts*	2,358	1,946
Others	463	531
	₹ 3,034	**₹ 2,771**
	₹ 3,036	**₹ 2,772**

*For the year ended March 31, 2021, provision for onerous contracts was included under Trade payables and accrued expenses in the statement of financial position and has been reclassified under Provisions.

A summary of activity in provision for warranty, provision for onerous contracts and other provisions is as follows:

	Year ended March 31, 2021				Year ended March 31, 2022			
	Provision for warranty	Provision for onerous contracts	Others	Total	Provision for warranty	Provision for onerous contracts	Others	Total
Balance at the beginning of the year	₹ 319	₹ 1,841	₹ 295	₹ 2,455	₹ 215	₹ 2,358	₹ 463	₹ 3,036
Additional provision during the year	245	1,122	270	1,637	307	1,080	191	1,578
Utilized/written-back during the year	(349)	(605)	(102)	(1,056)	(227)	(1,492)	(123)	(1,842)
Balance at the end of the year	**₹ 215**	**₹ 2,358**	**₹ 463**	**₹ 3,036**	**₹ 295**	**₹ 1,946**	**₹ 531**	**₹ 2,772**

Provision for warranty represents cost associated with providing sales support services, which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 to 2 years.

Provision for onerous contracts is recognized when the expected benefit by the company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract.

Other provisions primarily include provisions for compliance related contingencies. The timing of cash outflows in respect of such provision cannot be reasonably determined.

338 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

19. Financial instruments

	As at March 31, 2021	As at March 31, 2022
Financial Assets:		
Cash and cash equivalents	₹169,793	₹ 103,836
Investments		
Financial instruments at FVTPL	23,502	18,039
Financial instruments at FVTOCI	141,954	219,802
Financial instruments at Amortized cost	20,827	22,923
Other financial assets		
Trade receivables	98,656	119,984
Unbilled receivables	27,124	60,809
Other assets	13,333	48,998
Derivative assets	4,080	3,038
	₹ 499,269	**₹ 597,429**
Financial Liabilities:		
Trade payables and other liabilities		
Trade payables and accrued expenses	₹ 76,512	₹ 99,034
Lease liabilities	21,182	24,233
Other liabilities	3,761	36,071
Loans, borrowings and bank overdrafts	83,332	151,696
Derivative liabilities	1,070	633
	₹ 185,857	**₹ 311,667**

Offsetting financial assets and liabilities

The following table contains information on other financial assets and trade payable and other liabilities subject to offsetting:

	Financial assets		
	Gross amounts of recognized other financial assets	Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of recognized other financial assets presented in the statement of financial position
As at March 31, 2021	₹ 146,709	₹ (7,596)	₹ 139,113
As at March 31, 2022	₹ 239,897	₹ (10,106)	₹ 229,791

	Financial liabilities		
	Gross amounts of recognized trade payables and other payables	Gross amounts of recognized financial liabilities set off in the statement of financial position	Net amounts of recognized trade payables and other payables presented in the statement of financial position
As at March 31, 2021	₹ 87,869	₹ (7,596)	₹ 80,273
As at March 31, 2022	₹ 145,211	₹ (10,106)	₹ 135,105

For the financial assets and liabilities subject to offsetting or similar arrangements, each agreement between the Company and the counterparty allows for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such an election, financial assets and liabilities will be settled on a gross basis and hence are not offset.

Fair value

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, eligible current and non-current assets, loans, borrowings and bank overdrafts, trade payables and accrued expenses, and eligible current liabilities and non-current liabilities.

Integrated Annual Report 2021-22 339

Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, loans, borrowings and bank overdrafts, trade payables and accrued expenses, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. The Company's long-term debt has been contracted at market rates of interest. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated losses on these receivables. As at March 31, 2021 and 2022, the carrying value of such receivables, net of allowances approximates the fair value.

Investments in short-term mutual funds and fixed maturity plans, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in non-convertible debentures, government securities, commercial papers, certificate of deposits and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI or FVTPL is determined using market multiples method.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility etc.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the year ended March 31, 2022.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

Particular	As at March 31, 2021				As at March 31, 2022			
	Fair value measurements at reporting date				Fair value measurements at reporting date			
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets								
Derivative instruments:								
Cash flow hedges	**₹ 2,998**	₹ -	₹ 2,998	₹ -	**₹ 2,242**	₹ -	₹ 2,242	₹ -
Others	**1,082**	-	1,082	-	**796**	-	796	-
Investments:								
Short-term mutual funds	**23,502**	23,502	-	-	**15,550**	15,550	-	-
Fixed maturity plan mutual funds	**-**	-	-	-	**513**	-	513	-
Equity instruments	**10,572**	26	319	10,227	**16,939**	41	574	16,324
Non-convertible debentures, government securities, commercial papers, certificate of deposit and bonds	**131,382**	2,217	129,165	-	**204,839**	1,251	203,588	-
Liabilities								
Derivative instruments:								
Cash flow hedges	**₹ (816)**	₹ -	₹ (816)	₹ -	**₹ (299)**	₹ -	₹ (299)	₹ -
Others	**(254)**	-	(254)	-	**(334)**	-	(334)	-
Contingent consideration	**(2,293)**	-	-	(2,293)	**(4,329)**	-	-	(4,329)

340 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at March 31, 2022, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in non-convertible debentures, government securities, commercial papers, certificate of deposits and bonds: Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.

Investment in equity instruments and fixed maturity plan mutual funds: Fair value of these instruments is derived based on the indicative quotes of price prevailing in the market as at reporting date.

The following methods and assumptions were used to estimate the fair value of the level 3 financial instruments included in the above table.

Investment in equity instruments: Fair value of these instruments is determined using market multiples method.

Details of assets and liabilities considered under Level 3 classification

	As at March 31, 2021	As at March 31, 2022
Investment in equity instruments		
Balance at the beginning of the year	₹ 9,178	₹ 10,227
Additions	1,575	3,973
Disposals	(1,256)	(7,697)
Transfers out of level 3	(27)	-
Unrealized gain recognized in statement of income (Refer to Note 28)	-	40
Gain recognized in other comprehensive income	1,009	9,423
Translation adjustment	(252)	358
Balance at the end of the year	**₹ 10,227**	**₹ 16,324**

Contingent consideration	As at March 31, 2021	As at March 31, 2022
Balance at the beginning of the year	₹ -	₹ (2,293)
Additions	(2,293)	(2,533)
Reversals	-	468
Payouts	-	309
Finance expense recognized in statement of income	(25)	(117)
Translation adjustment	25	(163)
Balance at the end of the year	**₹ (2,293)**	**₹ (4,329)**

During the year ended March 31, 2021, as a result of acquisition by another investor, the Company sold its shares in CloudGenix and Emailage Corp at a fair value of ₹ 1,256 and recognized a cumulative gain of ₹ 884 in other comprehensive income.

During the year ended March 31, 2022, as a result of acquisition by another investor, the Company sold its shares in Ensono Holdings, LLC, Cloudknox Security Inc. and IntSights Cyber Intelligence Limited at a fair value of ₹ 7,573 and recognized a cumulative gain of ₹ 2,848 in other comprehensive income.

Derivative assets and liabilities:

The Company is exposed to foreign currency fluctuations on foreign currency assets/liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management

Integrated Annual Report 2021-22 341

Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company's derivative contracts outstanding:

	As at March 31, 2021			As at March 31, 2022		
	Notional		Fair value	Notional		Fair value
Designated derivative instruments						
Sell: Forward contracts	USD	1,577	₹ 2,293	USD	1,413	₹ 509
	€	109	₹ 114	€	191	₹ 668
	£	96	₹ (254)	£	173	₹ 645
	AUD	103	₹ (246)	AUD	170	₹ (217)
Range forward option contracts	USD	138	₹ 385	USD	493	₹ 217
	€	20	₹ 24	€	6	₹ 8
	£	55	₹ (116)	£	28	₹ 119
	AUD	34	₹ (18)	AUD	11	₹ (6)
Non-designated derivative instruments						
Sell: Forward contracts *	USD	1,638	₹ 480	USD	1,452	₹ 536
	€	99	₹ 202	€	109	₹ 1
	£	104	₹ 98	£	91	₹ 81
	AUD	29	₹ 11	AUD	47	₹ (122)
	SGD	9	₹ 5	SGD	4	₹ (1)
	ZAR	22	₹ (1)	ZAR	8	₹ ^
	CAD	30	₹ 3	CAD	47	₹ (25)
	SAR	137	₹ (1)	SAR	33	₹ (1)
	PLN	8	₹ 2	PLN	14	₹ (2)
	CHF	10	₹ 13	CHF	5	₹ (5)
	QAR	15	₹ (6)	QAR	11	₹ (4)
	TRY	47	₹ 42	TRY	30	₹ 6
	NOK	4	₹ ^	NOK	13	₹ (3)
	OMR	2	₹ (1)	OMR	2	₹ ^
	SEK	42	₹ 10	SEK	17	₹ (2)
	JPY	370	₹ 6	JPY	513	₹ 20
	DKK	-	₹ -	DKK	2	₹ ^
Buy: Forward contracts	SEK	37	₹ (15)	SEK	22	₹ 2
	DKK	45	₹ (12)	DKK	16	₹ (2)
	CHF	2	₹ (6)	CHF	2	₹ (1)
	RMB	30	₹ (2)	RMB	-	₹ -
	AED	9	₹ ^	AED	26	₹ ^
	JPY	-	₹ -	JPY	447	₹ (18)
	CNH	-	₹ -	CNH	11	₹ ^
	NOK	-	₹ -	NOK	12	₹ (1)
Interest Rate Swaps	INR	-	₹ -	INR	4,750	₹ 3
			₹ 3,010			**₹ 2,405**

* USD 1,638 and USD 1,452 includes USD/PHP sell forward of USD 244 and USD 86 as at March 31, 2021 and 2022, respectively.

^ Value is less than ₹ 1

342 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	As at March 31, 2021	As at March 31, 2022
Balance as at the beginning of the year	₹ (2,876)	₹ 2,182
Changes in fair value of effective portion of derivatives	4,753	3,943
Net (gain)/loss reclassified to consolidated statement of income on occurrence of hedged transactions *	305	(4,182)
Gain/(loss) on cash flow hedging derivatives, net	**₹ 5,058**	**₹ (239)**
Balance as at the end of the year	**2,182**	**1,943**
Deferred tax thereon	(452)	(466)
Balance as at the end of the year, net of deferred tax	**₹ 1,730**	**₹ 1,477**

*Includes net (gain)/loss reclassified to revenue of ₹ 58 and ₹ (4,979) for the year ended March 31, 2021 and 2022, respectively and net (gain)/loss reclassified to cost of revenues of ₹ 247 and ₹ 797 for the year ended March 31, 2021 and 2022, respectively.

The related hedge transactions for balance in cash flow hedging reserves as at March 31, 2022 are expected to occur and be reclassified to the consolidated statement of income over a period of one year.

As at March 31, 2021 and 2022 there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

Sale of financial assets

From time to time, in the normal course of business, the Company transfers accounts receivables, unbilled receivables, net investment in finance lease receivables (financial assets) to banks. Under the terms of the arrangements, the Company surrenders control over the financial assets and transfer is without recourse. Accordingly, such transfers are recorded as sale of financial assets. Gains and losses on sale of financial assets without recourse are recorded at the time of sale based on the carrying value of the financial assets and fair value of servicing liability. The incremental impact of such transactions on our cash flow and liquidity for the year ended March 31, 2020, 2021 and 2022 is not material.

In certain cases, transfer of financial assets may be with recourse. Under arrangements with recourse, the Company is obligated to repurchase the uncollected financial assets, subject to limits specified in the agreement with the banks. These are reflected as part of loans and borrowings in the consolidated statement of financial position.

Financial risk management

Market Risk

Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables and loans and borrowings.

The Company's exposure to market risk is a function of investment and borrowing activities and revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of the Company's earnings and equity to losses.

Risk Management Procedures

The Company manages market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. The corporate treasury department recommends risk management objectives and policies, which are approved by senior management and Audit Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies.

Foreign currency risk

The Company operates internationally, and a major portion of its business is transacted in several currencies. Consequently, the Company is exposed to foreign exchange risk through receiving payment for sales and services in the United States of America

Integrated Annual Report 2021-22 343

Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

and elsewhere and making purchases from overseas suppliers in various foreign currencies. The exchange rate risk primarily arises from foreign exchange revenue, receivables, cash balances, forecasted cash flows, payables and foreign currency loans and borrowings. A significant portion of the Company's revenue is in the U.S. Dollar, the Pound Sterling, the Euro, the Canadian Dollar and the Australian Dollar, while a large portion of costs are in Indian rupees. The exchange rate between the rupee and these currencies has fluctuated significantly in recent years and may continue to fluctuate in the future. Appreciation of the rupee against these currencies can adversely affect the Company's results of operations.

The Company evaluates exchange rate exposure arising from these transactions and enters foreign currency derivative instruments to mitigate such exposure. The Company follows established risk management policies, including the use of derivatives like foreign exchange forward/option contracts to hedge forecasted cash flows denominated in foreign currency.

The Company has designated certain derivative instruments as cash flow hedges to mitigate the foreign exchange exposure of forecasted highly probable cash flows. The Company also designates foreign currency borrowings as hedge against respective net investments in foreign operations.

As at March 31, 2022, a ₹1 increase in the spot exchange rate of the Indian rupee with the U.S. dollar would result in approximately ₹ 3,159 (consolidated statement of income ₹ 1,366 and other comprehensive income ₹ 1,793) decrease in the fair value, and a ₹1 decrease would result in approximately ₹ 3,165 (consolidated statement of income ₹ 1,366 and other comprehensive income ₹ 1,799) increase in the fair value of foreign currency dollar denominated derivative instruments (forward and option contracts).

The below table presents foreign currency risk from non-derivative financial instruments as at March 31, 2021 and 2022:

	As at March 31, 2021						
	US $	Euro	Pound Sterling	Australian Dollar	Canadian Dollar	Other currencies *	Total
Trade receivables	₹ 33,421	₹ 9,094	₹ 9,334	₹ 4,101	₹ 1,436	₹ 4,196	₹ 61,582
Unbilled receivables	9,255	1,681	1,740	803	283	821	14,583
Contract assets	5,111	1,121	2,755	838	102	536	10,463
Cash and cash equivalents	11,838	1,385	2,052	765	1,876	2,728	20,644
Other assets	73,212	3,981	9,116	2	891	3,479	90,681
Lease Liabilities	(3,800)	(2,684)	(1,575)	(202)	(117)	(1,548)	(9,926)
Trade payables, accrued expenses and other liabilities	(23,187)	(3,569)	(4,370)	(1,415)	(350)	(2,622)	(35,513)
Net assets/ (liabilities)	**₹ 105,850**	**₹ 11,009**	**₹ 19,052**	**₹ 4,892**	**₹ 4,121**	**₹ 7,590**	**₹ 152,514**

	As at March 31, 2022						
	US $	Euro	Pound Sterling	Australian Dollar	Canadian Dollar	Other currencies *	Total
Trade receivables	₹ 34,969	₹ 9,429	₹ 10,016	₹ 4,455	₹ 1,711	₹ 4,078	₹ 64,658
Unbilled receivables	22,003	3,928	3,522	2,159	872	2,335	34,819
Contract assets	4,239	3,417	3,968	1,194	168	957	13,943
Cash and cash equivalents	13,603	2,808	966	537	1,936	2,649	22,499
Other assets	44,559	3,980	354	519	626	1,319	51,357
Lease Liabilities	(3,813)	(3,449)	(958)	(189)	(83)	(1,420)	(9,912)
Trade payables, accrued expenses and other liabilities	(28,907)	(9,087)	(9,784)	(1,725)	(663)	(6,193)	(56,359)
Net assets/ (liabilities)	**₹ 86,653**	**₹ 11,026**	**₹ 8,084**	**₹ 6,950**	**₹ 4,567**	**₹ 3,725**	**₹ 121,005**

* Other currencies reflect currencies such as Swiss Franc, Singapore Dollar, UAE Dirhams etc.

As at March 31, 2021 and 2022, respectively, every 1% increase/decrease in the respective foreign currencies compared to functional currency of the Company would impact results by approximately ₹ 1,525 and ₹ 1,210, respectively.

Interest rate risk

Interest rate risk primarily arises from floating rate borrowing, including various revolving and other lines of credit. The Company's investments are primarily in short-term investments, which do not expose it to significant interest rate risk. From time to time, the Company manages its net exposure to interest rate risk relating to borrowings by entering into interest rate swap agreements, which allows it to exchange periodic payments based on a notional amount and agreed upon fixed and floating interest rates. Certain borrowings are also transacted at fixed interest rates. If interest rates were to increase by 100 bps as on March 31, 2022, additional net annual interest expense on floating rate borrowing would amount to approximately ₹ 951.

344 **Wipro Limited** | Ambitions Realized

Statutory Reports and Financial Statements

Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Credit risk

Credit risk arises from the possibility that customers may not be able to settle their obligations as agreed. To manage this, the Company periodically assesses the credit rating and financial reliability of customers, considering the financial condition, current economic trends, forward looking macroeconomic information, analysis of historical bad debts and ageing of accounts receivable. Individual risk limits are set accordingly. No single customer accounted for more than 10% of the accounts receivable as at March 31, 2021 and 2022, or revenues for the year ended March 31, 2020, 2021 and 2022. There is no significant concentration of credit risk.

Counterparty risk

Counterparty risk encompasses issuer risk on marketable securities, settlement risk on derivative and money market contracts and credit risk on cash and time deposits. Issuer risk is minimized by only buying securities which are at least AA rated in India based on Indian rating agencies. Settlement and credit risk is reduced by the policy of entering into transactions with counterparties that are usually banks or financial institutions with acceptable credit ratings. Exposure to these risks are closely monitored and maintained within predetermined parameters. There are limits on credit exposure to any financial institution. The limits are regularly assessed and determined based upon credit analysis including financial statements and capital adequacy ratio reviews.

Liquidity risk

Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time or at a reasonable price. The Company's corporate treasury department is responsible for liquidity and funding as well as settlement management. In addition, processes and policies related to such risks are overseen by senior management. Management monitors the Company's net liquidity position through rolling forecasts based on the expected cash flows. As at March 31, 2022, cash and cash equivalents are held with major banks and financial institutions.

The table below provides details regarding the remaining contractual maturities of significant financial liabilities at the reporting date. The amounts include estimated interest payments and exclude the impact of netting agreements, if any.

	As at March 31, 2021					
	Carrying value	Less than 1 year	1-2 years	2-4 years	Beyond 4 years	Total
Loans, borrowings and bank overdrafts *	₹ 83,332	₹ 77,609	₹ 166	₹ 7,441	₹ -	₹ 85,216
Lease Liabilities *	21,182	8,398	6,317	6,017	2,091	22,823
Trade payables and accrued expenses	76,512	76,512	-	-	-	76,512
Derivative liabilities	1,070	1,070	-	-	-	1,070
Other liabilities #	3,761	1,473	1,330	1,077	-	3,880

	As at March 31, 2022					
	Carrying value	Less than 1 year	1-2 years	2-4 years	Beyond 4 years	Total
Loans, borrowings and bank overdrafts *	₹ 151,696	₹ 97,693	₹ 912	₹ 1,706	₹ 57,261	₹ 157,572
Lease Liabilities *	24,233	9,872	6,947	6,913	2,344	26,076
Trade payables and accrued expenses	99,034	99,034	-	-	-	99,034
Derivative liabilities	633	585	10	38	-	633
Other liabilities #	36,071	33,126	2,833	220	-	36,179

* Includes future cash outflow towards estimated interest on borrowings and lease liabilities.

\# Includes future cash outflow towards estimated interest on contingent consideration

The balanced view of liquidity and financial indebtedness is stated in the table below. The management for external communication with investors, analysts and rating agencies uses this calculation of the net cash position:

	As at March 31, 2021	As at March 31, 2022
Cash and cash equivalents	₹ 169,793	₹ 103,836
Investments - Current	175,707	241,655
Loans, borrowings and bank overdrafts	(83,332)	(151,696)
	₹ 262,168	**₹ 193,795**

Integrated Annual Report 2021-22 345

Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

20. Foreign currency translation reserve and Other reserves

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	As at March 31, 2021	As at March 31, 2022
Balance at the beginning of the year	₹ 23,539	₹ 22,936
Translation difference related to foreign operations, net	(603)	4,072
Reclassification of foreign currency translation differences on sale of investment in associates and liquidation of subsidiaries to statement of income	-	(158)
Balance at the end of the year	**₹ 22,936**	**₹ 26,850**

The movement in other reserves is summarized below:

Particulars	Other Reserves			
	Remeasurements of the defined benefit plans	Investment in debt instruments measured at fair value through OCI	Investment in equity instruments measured at fair value through OCI	Capital Redemption Reserve
As at April 1, 2019	**₹ (70)**	**₹ 1,164**	**₹ (562)**	**₹ 1**
Other comprehensive income	(1,050)	1,222	724	-
Buyback of equity shares	-	-	-	646
As at March 31, 2020	**₹ (1,120)**	**₹ 2,386**	**₹ 162**	**₹ 647**
As at April 1, 2020	**₹ (1,120)**	**₹ 2,386**	**₹ 162**	**₹ 647**
Other comprehensive income	223	1,851	1,216	-
Buyback of equity shares	-	-	-	475
As at March 31, 2021	**₹ (897)**	**₹ 4,237**	**₹ 1,378**	**₹ 1,122**
As at April 1, 2021	**₹ (897)**	**₹ 4,237**	**₹ 1,378**	**₹ 1,122**
Other comprehensive income	399	(1,219)	8,710	-
As at March 31, 2022	**₹ (498)**	**₹ 3,018**	**₹ 10,088**	**₹ 1,122**

21. Income taxes

	Year ended March 31, 2020	Year ended March 31, 2021	Year ended March 31, 2022
Income tax expense as per the consolidated statement of income	₹ 24,799	₹ 30,345	₹ 28,946
Income tax included in other comprehensive income on:			
Gains/(losses) on investment securities	(230)	226	242
Gains/(losses) on cash flow hedging derivatives	(1,165)	1,013	14
Remeasurements of the defined benefit plans	(196)	111	3
	₹ 23,208	**₹ 31,695**	**₹ 29,205**

Income tax expense consists of the following:

	Year ended March 31, 2020	Year ended March 31, 2021	Year ended March 31, 2022
Current taxes			
Domestic	₹ 18,437	₹ 19,773	₹ 29,862
Foreign	5,887	6,292	2,553
	24,324	**26,065**	**32,415**
Deferred taxes			
Domestic	1,624	3,982	(635)
Foreign	(1,149)	298	(2,834)
	475	**4,280**	**(3,469)**
	₹ 24,799	**₹ 30,345**	**₹ 28,946**

346 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements
Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The reconciliation between the provision of income tax and amounts computed by applying the Indian statutory income tax rate to profit before taxes is as follows:

	Year ended March 31, 2020	Year ended March 31, 2021	Year ended March 31, 2022
Profit before tax	₹ 122,512	₹ 139,007	₹ 151,275
Enacted income tax rate in India	34.94%	34.94%	34.94%
Computed expected tax expense	42,806	48,569	52,855
Effect of:			
Income exempt from tax	(12,930)	(12,697)	(17,503)
Basis differences that will reverse during a tax holiday period	480	(2,268)	1,348
Income taxed at higher / (lower) rates	(3,122)	(2,381)	(5,649)
Taxes related to prior years	(116)	(3,861)	(5,499)
Changes in unrecognized deferred tax assets	(3,898)	1,096	669
Expenses disallowed for tax purpose	1,785	1,879	2,898
Others, net	(206)	8	(173)
Income tax expense	**₹ 24,799**	**₹ 30,345**	**₹ 28,946**
Effective income tax rate	*20.24%*	*21.83%*	*19.13%*

The components of deferred tax assets and liabilities are as follows:

	As at March 31, 2021	As at March 31, 2022
Carry forward losses *	₹ 1,637	₹ 2,144
Trade payables, accrued expenses and other liabilities	5,115	6,103
Allowances for lifetime expected credit loss	3,208	2,987
Contract asset	91	-
Others	90	53
	10,141	**11,287**
Property, plant and equipment	(1,268)	(1,058)
Amortizable goodwill	(2,065)	(3,285)
Intangible assets	(1,249)	(9,645)
Interest income and fair value movement of investments	(1,582)	(1,067)
Cash flow hedges	(452)	(466)
Contract liabilities	-	(60)
Special Economic Zone Re-investment Reserve	(6,494)	(5,549)
	(13,110)	**(21,130)**
Net deferred tax assets/(liabilities)	**₹ (2,969)**	**₹ (9,843)**
Amounts presented in consolidated statement of financial position:		
Deferred tax assets	₹ 1,664	₹ 2,298
Deferred tax liabilities	₹ (4,633)	₹ (12,141)

* Includes deferred tax asset recognized on carry forward losses pertaining to business combinations.

Integrated Annual Report 2021-22 347

Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Movement in deferred tax assets and liabilities

Movement during the year ended March 31, 2020	As at April 1, 2019	Credit/ (charge) in the consolidated statement of income	Credit/ (charge) in other comprehensive income *	On account of business combination	As at March 31, 2020
Carry forward losses	₹ 3,149	₹ (1,287)	₹ 182	₹ -	₹ 2,044
Trade payables, accrued expenses and other liabilities	3,713	1,033	248	-	4,994
Allowances for lifetime expected credit loss	4,521	(591)	(9)	-	3,921
Minimum alternate tax	-	3,425	-	-	3,425
Property, plant and equipment	(1,840)	1,150	4	-	(686)
Amortizable goodwill	(1,899)	(92)	(175)	-	(2,166)
Intangible assets	(2,295)	1,021	(90)	(177)	(1,541)
Interest income and fair value movement of investments	(1,455)	599	230	-	(626)
Cash flow hedges	(604)	-	1,165	-	561
Contract asset / (Contract liabilities)	(289)	285	(7)	-	(11)
Special Economic Zone Re-investment Reserve	(1,132)	(5,482)	-	-	(6,614)
Others	318	(536)	97	-	(121)
Total	**₹ 2,187**	**₹ (475)**	**₹ 1,645**	**₹ (177)**	**₹ 3,180**

Movement during the year ended March 31, 2021	As at April 1, 2020	Credit/ (charge) in the consolidated statement of income	Credit/ (charge) in other comprehensive income *	Others	As at March 31, 2021
Carry forward losses	₹ 2,044	₹ (230)	₹ (22)	₹ (155)	₹ 1,637
Trade payables, accrued expenses and other liabilities	4,994	279	(171)	13	5,115
Allowances for lifetime expected credit loss	3,921	(734)	21	-	3,208
Minimum alternate tax	3,425	(3,425)	-	-	-
Property, plant and equipment	(686)	(649)	66	1	(1,268)
Amortizable goodwill	(2,166)	34	67	-	(2,065)
Intangible assets	(1,541)	759	(55)	(412)	(1,249)
Interest income and fair value movement of investments	(626)	(730)	(226)	-	(1,582)
Cash flow hedges	561	-	(1,013)	-	(452)
Contract asset / (Contract liabilities)	(11)	101	4	(3)	91
Special Economic Zone Re-investment Reserve	(6,614)	120	-	-	(6,494)
Others	(121)	195	16	-	90
Total	**₹ 3,180**	**₹ (4,280)**	**₹ (1,313)**	**₹ (556)**	**₹ (2,969)**

348 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Movement during the year ended March 31, 2022	As at April 1, 2021	Credit/ (charge) in the consolidated statement of income	Credit/ (charge) in other comprehensive income *	On account of business combinations and others	As at March 31, 2022
Carry forward losses	₹ 1,637	₹ 1,083	₹ 101	₹ (677)	₹ 2,144
Trade payables, accrued expenses and other liabilities	5,115	363	41	584	6,103
Allowances for lifetime expected credit loss	3,208	(248)	27	-	2,987
Property, plant and equipment	(1,268)	289	(30)	(49)	(1,058)
Amortizable goodwill	(2,065)	(1,129)	(91)	-	(3,285)
Intangible assets	(1,249)	1,910	(212)	(10,094)	(9,645)
Interest income and fair value movement of investments	(1,582)	424	(245)	336	(1,067)
Cash flow hedges	(452)	-	(14)	-	(466)
Contract asset / (Contract liabilities)	91	(205)	7	47	(60)
Special Economic Zone Re-investment Reserve	(6,494)	945	-	-	(5,549)
Others	90	37	(98)	24	53
Total	**₹ (2,969)**	**₹ 3,469**	**₹ (514)**	**₹ (9,829)**	**₹ (9,843)**

*Includes impact of foreign currency translation.

Deferred taxes on unrealized foreign exchange gain / loss relating to cash flow hedges, fair value movements in investments and remeasurements of the defined benefit plans are recognized in other comprehensive income. Deferred tax liability on the intangible assets identified and carry forward losses on acquisitions is recorded by an adjustment to goodwill. Other than these, the change in deferred tax assets and liabilities is primarily recorded in the consolidated statement of income.

In assessing the realizability of deferred tax assets, the Company considers the extent to which it is probable that the deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers the expected reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on this, the Company believes that it is probable that the Company will realize the benefits of these deductible differences. The amount of deferred tax asset considered realizable, however, could be reduced in the near term if the estimates of future taxable income during the carry-forward period are reduced.

Deferred tax asset amounting to ₹ 8,676 and ₹ 8,017 as at March 31, 2021 and 2022, respectively in respect of unused tax losses have not been recognized by the Company. The tax loss carry-forwards of ₹ 31,993 and ₹ 32,117 as at March 31, 2021 and 2022, respectively, on which deferred tax asset has not been recognized by the Company, because it is probable that future taxable profits will not be available against which the unused tax losses can be utilized in the foreseeable future. Approximately, ₹ 17,691 and ₹ 29,993 as at March 31, 2021 and 2022, respectively, of these tax loss carry-forwards is not currently subject to expiration dates. The remaining tax loss carry-forwards of approximately ₹ 14,302 and ₹ 2,124 as at March 31, 2021 and 2022, respectively, expires in various years through fiscal year 2038.

The Company has recognized deferred tax assets of ₹ 1,637 and ₹ 2,144 primarily in respect of carry forward losses including certain subsidiaries as at March 31, 2021 and 2022, respectively. Management's projections of future taxable income and tax planning strategies support the assumption that it is probable that sufficient taxable income will be available to utilize these deferred tax assets.

We have calculated our domestic tax liability under normal provisions. Accordingly, no deferred tax asset has been recognized towards MAT in the statement of financial position for the years ended March 31, 2021 and 2022. The effective MAT rate is 17.47%. The excess tax paid under MAT provisions over and above normal tax liability can be carried forward for a period of fifteen years and set-off against future tax liabilities computed under normal tax provisions.

Integrated Annual Report 2021-22 349

Consolidated financial statements under IFRS Notes to the Consolidated Financial Statements A substantial portion of the profits of the Company’s India operations are exempt from Indian income taxes being profits attributable to export operations and profits from units established under the Special Economic Zone Act, 2005 scheme. Units in designated special economic zones providing service on or after April 1, 2005 will be eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits and gains for a further five years. 50% tax deduction is available for a further five years subject to the unit meeting certain defined conditions. Profits from certain other undertakings are also eligible for preferential tax treatment. New Special Economic Zone units set up on or after April 1, 2021 are not eligible for the aforesaid deduction. The tax holiday period being currently available to the Company expires in various years through fiscal 2034-35. The impact of tax holidays has resulted in a decrease of current tax expense of ‘ 11,963, ‘ 11,458 and ‘ 16,483 for the years ended March 31,2020, 2021 and 2022, respectively, compared to the effective tax amounts that we estimate the Company would have been required to pay if these incentives had not been available. The per share effect of these tax incentives for the years ended March 31, 2020, 2021 and 2022 was ‘ 2.05, ‘ 2.03, and ‘ 3.02, respectively. Deferred income tax liabilities are recognized for all taxable temporary differences except in respect of taxable temporary differences associated with investments in subsidiaries where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Accordingly, deferred income tax liabilities on cumulative earnings of subsidiaries amounting to ‘ 59,793 and ‘ 94,029 as at March 31, 2021 and 2022, respectively and branch profit tax @ 15% of the US branch profit have not been recognized. Further, it is not practicable to estimate the amount of the unrecognized deferred tax liabilities for these undistributed earnings. Dividends and Buyback of equity shares The Company declares and pays dividends in Indian rupees. According to the Companies Act, 2013 any dividend should be declared out of accumulated distributable profits. A Company may, before the declaration of any dividend, transfer a percentage of its profits for that financial year as it may consider appropriate to the reserves. The cash dividends paid per equity share were ‘ 1, ‘ 1 and ‘ 1, during the years ended March 31,2020, 2021 and 2022, respectively, including an interim dividend of ‘ 1, ‘ 1 (‘ in millions, except share and per share data, unless otherwise stated) and ‘ 1 for the year ended March 31,2020, 2021 and 2022, respectively. The Board of Directors in their meeting held on March 25, 2022, declared an interim dividend of ‘ 5/- (US$ 0.07) per equity share and ADR (250% on an equity share of par value of ‘ 2/-). Consequently, the Company has recorded a liability of ‘ 27,337 as at March 31, 2022 and this has been paid subsequently on April 19, 2022. During the year ended March 31, 2020, the Company concluded the buyback of 323,076,923 equity shares as approved by the Board of Directors on April 16, 2019. This has resulted in a total cash outflow of ‘ 105,000. In line with the requirement of the Companies Act, 2013, an amount of ‘ 105,000 has been utilized from retained earnings. Further, capital redemption reserve (included in other reserves) of ‘ 646 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, the paid-up equity share capital has reduced by ‘ 646. During the year ended March 31, 2021, the Company concluded the buyback of 237,500,000 equity shares as approved by the Board of Directors on October 13, 2020. This has resulted in a total cash outflow of ‘ 116,445 (including tax on buyback of ‘ 21,445). In line with the requirement of the Companies Act, 2013, an amount of ‘ 1,427 and ‘ 115,018 has been utilized from share premium and retained earnings respectively. Further, capital redemption reserve (included in other reserves) of ‘ 475 (representing the nominal value of the shares bought back) has been created as an apportionment from retained earnings. Consequent to such buyback, the paid-up equity share capital has reduced by ‘ 475. Additional capital disclosures The key objective of the Company’s capital management is to ensure that it maintains a stable capital structure with the focus on total equity to uphold investor, creditor, and customer confidence and to ensure future development of its business. The Company’s focus is to keep strong total equity base to ensure independence, security, as well as a high financial flexibility for potential future borrowings, if required without impacting the risk profile of the Company. The Company’s goal is to continue to be able to return excess liquidity to shareholders by continuing to distribute annual dividends in future periods. The amount of future dividends/ buyback of equity shares will be balanced with efforts to continue to maintain an adequate liquidity status. 350 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The capital structure as at March 31, 2021 and 2022 was as follows:

	As at March 31, 2021	As at March 31, 2022	% Change
Equity attributable to the equity shareholders of the Company	₹ 553,095	₹ 658,158	19.0%
As percentage of total capital	*84%*	*79%*	
Current loans, borrowings and bank overdrafts	75,874	95,233	
Non-current long-term loans and borrowings	7,458	56,463	
Lease liabilities	21,182	24,233	
Total loans, borrowings and bank overdrafts and lease liabilities	₹ 104,514	₹ 175,929	68.3%
As percentage of total capital	*16%*	*21%*	
Total capital	**₹ 657,609**	**₹ 834,087**	**26.8%**

Loans and borrowings represent 16% and 21% of total capital as at March 31, 2021 and 2022, respectively. The Company is not subjected to any externally imposed capital requirements.

24. Revenue

A. Contract Assets and Liabilities

The Company classifies its right to consideration in exchange for deliverables as either a receivable or a contract asset.

A receivable is a right to consideration that is unconditional. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. For example, the Company recognizes a receivable for revenues related to time and materials contracts or volume based contracts. The Company presents such receivables as part of unbilled receivables at their net estimated realizable value. The same is tested for impairment as per the guidance in IFRS 9 using expected credit loss method.

Contract liabilities: During the year ended March 31, 2021 and March 31, 2022, the Company recognized revenue of ₹ 16,082 and ₹ 18,880 arising from contract liabilities as at March 31, 2020 and March 31, 2021 respectively.

Contract assets: During the year ended March 31, 2021 and March 31, 2022, ₹ 15,101 and ₹ 13,944 of contract assets pertaining to fixed-price development contracts have been reclassified to receivables on completion of milestones.

Contract assets and liabilities are reported in a net position on a contract-by-contract basis at the end of each reporting period.

B. Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes contract liabilities and amounts that will be invoiced and recognized as revenue in future periods. Applying the practical expedient, the Company has not disclosed its right to consideration from customers in an amount that corresponds directly with the value to the customer of the Company's performance completed to date, which are contracts invoiced on time and material basis and volume based.

As at March 31, 2020, 2021 and 2022, the aggregate amount of transaction price allocated to remaining performance obligations, other than those meeting the exclusion criteria above, were ₹ 360,033, ₹ 384,881 and ₹ 328,191, respectively of which approximately 62%, 59% and 59% respectively is expected to be recognized as revenues within two years, and the remainder thereafter. This includes contracts with a substantive enforceable termination penalty if the contract is terminated without cause by the customer, based on an overall assessment of the contract carried out at the time of inception. Historically, customers have not terminated contracts without cause.

C. Disaggregation of Revenue

The tables below present disaggregated revenue from contracts with customers by business segment (refer to Note 34 "Segment Information"), sector and nature of contract. The Company believes that the below disaggregation best depicts the nature, amount, timing and uncertainty of revenue and cash flows from economic factors.

Integrated Annual Report 2021-22 351

Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Information on disaggregation of revenues for the year ended March 31, 2020 is as follows:

	IT Services					IT Products	ISRE	Total
	Americas 1	Americas 2	Europe	APMEA	Total			
A. Revenue								
Rendering of services	₹ 175,318	₹ 180,404	₹ 156,598	₹ 78,280	₹ 590,600	₹ -	₹ 7,950	**₹ 598,550**
Sale of products	-	-	-	-	-	11,682	-	**11,682**
	₹ 175,318	**₹ 180,404**	**₹ 156,598**	**₹ 78,280**	**₹ 590,600**	**₹ 11,682**	**₹ 7,950**	**₹ 610,232**
B. Revenue by sector								
Banking, Financial Services and Insurance	₹ 2,151	₹ 106,694	₹ 53,869	₹ 20,659	₹ 183,373			
Health	63,435	105	10,090	4,167	77,797			
Consumer	67,980	2,054	16,030	10,448	96,512			
Communications	8,061	1,048	7,753	16,794	33,656			
Energy, Natural Resources and Utilities	418	26,024	29,854	19,661	75,957			
Manufacturing	349	23,548	20,324	3,639	47,860			
Technology	32,924	20,931	18,678	2,912	75,445			
	₹ 175,318	**₹ 180,404**	**₹ 156,598**	**₹ 78,280**	**₹ 590,600**	**₹ 11,682**	**₹ 7,950**	**₹ 610,232**
C. Revenue by nature of contract								
Fixed price and volume based	₹ 96,876	₹ 108,665	₹ 104,165	₹ 53,220	₹ 362,926	₹ -	₹ 6,404	**₹ 369,330**
Time and materials	78,442	71,739	52,433	25,060	227,674	-	1,546	**229,220**
Products	-	-	-	-	-	11,682	-	**11,682**
	₹ 175,318	**₹ 180,404**	**₹ 156,598**	**₹ 78,280**	**₹ 590,600**	**₹ 11,682**	**₹ 7,950**	**₹ 610,232**

Information on disaggregation of revenues for the year ended March 31, 2021 is as follows:

	IT Services					IT Products	ISRE	Total
	Americas 1	Americas 2	Europe	APMEA	Total			
A. Revenue								
Rendering of services	₹ 177,387	₹ 178,920	₹ 164,498	₹ 82,050	₹ 602,855	₹ -	₹ 8,912	**₹ 611,767**
Sale of products	-	-	-	-	-	7,663	-	**7,663**
	₹ 177,387	**₹ 178,920**	**₹ 164,498**	**₹ 82,050**	**₹ 602,855**	**₹ 7,663**	**₹ 8,912**	**₹ 619,430**
B. Revenue by sector								
Banking, Financial Services and Insurance	₹ 2,609	₹ 103,040	₹ 56,275	₹ 23,228	₹ 185,152			
Health	64,397	18	12,390	4,789	81,594			
Consumer	68,258	2,306	17,731	10,544	98,839			
Communications	6,252	1,112	8,247	15,512	31,123			
Energy, Natural Resources and Utilities	426	27,405	31,271	19,717	78,819			
Manufacturing	265	23,350	22,339	3,024	48,978			
Technology	35,180	21,689	16,245	5,236	78,350			
	₹ 177,387	**₹ 178,920**	**₹ 164,498**	**₹ 82,050**	**₹ 602,855**	**₹ 7,663**	**₹ 8,912**	**₹ 619,430**
C. Revenue by nature of contract								
Fixed price and volume based	₹ 98,868	₹ 110,143	₹ 108,591	₹ 54,519	₹ 372,121	₹ -	₹ 7,166	**₹ 379,287**
Time and materials	78,519	68,777	55,907	27,531	230,734	-	1,746	**232,480**
Products	-	-	-	-	-	7,663	-	**7,663**
	₹ 177,387	**₹ 178,920**	**₹ 164,498**	**₹ 82,050**	**₹ 602,855**	**₹ 7,663**	**₹ 8,912**	**₹ 619,430**

352 **Wipro Limited** | Ambitions Realized

Statutory Reports and Financial Statements

Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Information on disaggregation of revenues for the year ended March 31, 2022 is as follows:

	IT Services					IT Products	ISRE	Total
	Americas 1	Americas 2	Europe	APMEA	Total			
A. Revenue								
Rendering of services	₹ 216,843	₹ 238,123	₹ 232,021	₹ 90,479	₹ 777,466	₹ -	₹ 7,295	**₹ 784,761**
Sale of products					-	6,173	-	**6,173**
	₹ 216,843	**₹ 238,123**	**₹ 232,021**	**₹ 90,479**	**₹ 777,466**	**₹ 6,173**	**₹ 7,295**	**₹ 790,934**
B. Revenue by sector								
Banking, Financial Services and Insurance	₹ 2,609	₹ 144,076	₹ 93,039	₹ 30,048	₹ 269,772			
Health	73,542	127	13,975	3,407	91,051			
Consumer	89,824	2,589	31,718	12,310	136,441			
Communications	9,387	1,207	12,952	15,035	38,581			
Energy, Natural Resources and Utilities	712	36,413	38,421	19,038	94,584			
Manufacturing	199	26,662	23,220	3,197	53,278			
Technology	40,570	27,049	18,696	7,444	93,759			
	₹ 216,843	**₹ 238,123**	**₹ 232,021**	**₹ 90,479**	**₹ 777,466**	**₹ 6,173**	**₹ 7,295**	**₹ 790,934**
C. Revenue by nature of contract								
Fixed price and volume based	₹ 121,656	₹ 131,975	₹ 139,031	₹ 56,104	₹ 448,766	₹ -	₹ 5,789	**₹ 454,555**
Time and materials	95,187	106,148	92,990	34,375	328,700	-	1,506	**330,206**
Products					-	6,173	-	**6,173**
	₹ 216,843	**₹ 238,123**	**₹ 232,021**	**₹ 90,479**	**₹ 777,466**	**₹ 6,173**	**₹ 7,295**	**₹ 790,934**

25. Expenses by nature

	Year ended March 31, 2020	Year ended March 31, 2021	Year ended March 31, 2022
Employee compensation	₹ 326,571	₹ 332,371	₹ 450,075
Sub-contracting and technical fees	90,521	83,609	108,589
Cost of hardware and software	11,491	7,684	6,431
Travel	18,169	5,258	7,320
Facility expenses	19,733	20,255	25,269
Depreciation, amortization and impairment*	20,862	27,656	30,911
Communication	4,812	6,069	5,760
Legal and professional fees	4,733	5,561	7,561
Rates, taxes and insurance	3,004	3,475	4,548
Marketing and brand building	2,532	1,011	2,010
Lifetime expected credit loss/(write-back)	1,043	1,506	(797)
Miscellaneous expenses**	5,344	4,836	9,512
Total cost of revenues, selling and marketing expenses and general and administrative expenses	**₹ 508,815**	**₹ 499,291**	**₹ 657,189**

* Depreciation, amortization, and impairment includes an impairment charge on certain software platforms, capital work-in-progress, property, plant and equipment and intangible assets amounting to ₹ Nil, ₹ 2,418 and ₹ Nil, for the year ended March 31, 2020, 2021 and 2022, respectively.

** Miscellaneous expenses for the year ended March 31, 2021, includes an amount of ₹ 991 towards COVID-19 contributions.

Integrated Annual Report 2021-22 353

Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

26. Other operating income/(loss), net

Year ended March 31, 2020

During the year ended March 31, 2020, the Company concluded the sale of assets pertaining to Workday business and Cornerstone OnDemand business in Portugal, France, and Sweden. A gain of ₹ 152 arising from such transaction was recognized under other operating income/(loss), net.

The Company has partially met the first year and second year business targets pertaining to the sale of its hosted data center business concluded during the year ended March 31, 2019. Change in fair value of the callable units pertaining to achievement of the business targets amounting to ₹ 992 for the year ended March 31, 2020, was recognized under other operating income/(loss), net.

Year ended March 31, 2021

The Company has partially met the first and second-year business targets pertaining to the sale of its hosted data center business concluded during the year ended March 31, 2019. Change in fair value of the callable units pertaining to achievement of cumulative business targets amounting to ₹ (81) for the year ended March 31, 2021, was recognized under other operating income/(loss), net.

Year ended March 31, 2022

The Company sold its investment in Ensono Holdings, LLC as a result of acquisition by another investor for a consideration of ₹ 5,628 and recognized a cumulative gain of ₹ 1,252 (net of tax ₹ 430) in other comprehensive income being profit on sale of investment designated as FVTOCI. The Company also recognized ₹ 1,233 for the year ended March 31, 2022 under other operating income/(loss), net towards change in fair value of callable units pertaining to achievement of cumulative business targets.

The Company sold its investment in Denim Group as a result of acquisition by another investor for a consideration of ₹ 1,652 and recognized a cumulative gain of ₹ 953 in other operating income/(loss), net including reclassification of exchange differences on foreign currency translation.

27. Finance expenses

	Year ended March 31, 2020	Year ended March 31, 2021	Year ended March 31, 2022
Interest expense	₹ 5,136	₹ 4,298	₹ 5,325
Exchange fluctuation loss on foreign currency borrowings	2,192	790	-
	₹ 7,328	**₹ 5,088**	**₹ 5,325**

28. Finance and other income and Foreign exchange gains/(losses), net

	Year ended March 31, 2020	Year ended March 31, 2021	Year ended March 31, 2022
Interest income	₹ 21,764	₹ 18,442	₹ 13,114
Dividend income	367	4	2
Exchange fluctuation gain on foreign currency borrowings	-	-	1,485
Net gain from investments classified as FVTPL	1,275	1,478	1,270
Net gain from investments classified as FVTOCI	675	988	386
Finance and other income	**₹ 24,081**	**₹ 20,912**	**₹ 16,257**
Foreign exchange gains/(losses), net, on financial instruments measured at FVTPL	2,144	4,383	808
Other foreign exchange gains/(losses), net	1,025	(1,388)	3,547
Foreign exchange gains/(losses), net	**₹ 3,169**	**₹ 2,995**	**₹ 4,355**
	₹ 27,250	**₹ 23,907**	**₹ 20,612**

354 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

29. Earnings per equity share

A reconciliation of profit for the year and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the year, excluding equity shares purchased by the Company and held as treasury shares.

	Year ended March 31, 2020	Year ended March 31, 2021	Year ended March 31, 2022
Profit attributable to equity holders of the Company	₹ 97,218	₹ 107,946	₹ 122,191
Weighted average number of equity shares outstanding	5,833,384,018	5,649,265,885	5,466,705,840
Basic earnings per share	**₹ 16.67**	**₹ 19.11**	**₹ 22.35**

Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the year for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company's shares during the year). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Year ended March 31, 2020	Year ended March 31, 2021	Year ended March 31, 2022
Profit attributable to equity holders of the Company	₹ 97,218	₹ 107,946	₹ 122,191
Weighted average number of equity shares outstanding	5,833,384,018	5,649,265,885	5,466,705,840
Effect of dilutive equivalent share options	14,439,221	12,391,937	15,377,598
Weighted average number of equity shares for diluted earnings per share	5,847,823,239	5,661,657,822	5,482,083,438
Diluted earnings per share	**₹ 16.62**	**₹ 19.07**	**₹ 22.29**

30. Employee stock incentive plans

The stock compensation expense recognized for employee services received during the year ended March 31, 2020, 2021 and 2022, were ₹ 1,262, ₹ 2,897, and ₹ 4,164, respectively.

Wipro Equity Reward Trust ("WERT")

In 1984, the Company established a controlled trust called the Wipro Equity Reward Trust ("WERT"). In the earlier years, WERT purchased shares of the Company out of funds borrowed from the Company. The Company's Board Governance, Nomination and Compensation Committee recommends to WERT certain officers and key employees, to whom WERT issues shares from its holdings at nominal price subject to vesting conditions. WERT held 22,746,081, 19,401,215 and 14,689,729 treasury shares as at March 31, 2020, 2021 and 2022, respectively.

Wipro Employee Stock Option Plans and Restricted Stock Unit Option Plans

A summary of the general terms of grants under stock option plans and restricted stock unit option plans are as follows:

Name of Plan	Number of options reserved under the plan	Range of exercise price
Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan) *	59,797,979	US $ 0.03
Wipro Employee Restricted Stock Unit Plan 2005 (WSRUP 2005 plan) *	59,797,979	₹ 2
Wipro Employee Restricted Stock Unit Plan 2007 (WSRUP 2007 plan) *	49,831,651	₹ 2
Wipro Equity Reward Trust Employee Stock Purchase Plan, 2013 **	39,546,197	₹ 2

Employees covered under Stock Option Plans and Restricted Stock Unit (**"RSU"**) Option Plans (collectively "**Stock Option Plans**") are granted an option to purchase shares of the Company at the respective exercise prices, subject to requirements of vesting conditions. These options generally vest in tranches over a period of one to four years from the date of grant. Upon vesting, the employees can acquire one equity share for every option.

* The maximum contractual term for these Stock Option Plans and RSU Option Plans is perpetual until the options are available for grant under the plan.

** The maximum contractual term for these Stock Option Plans is up to May 29, 2023 until the options are available for grant under the plan.

Integrated Annual Report 2021-22 355

Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The activity in equity-settled stock option plans and restricted stock unit option plan is summarized below:

	Range of exercise price and Weighted average exercise price	Numbers of options Year ended March 31, 2020	Year ended March 31, 2021	Year ended March 31, 2022
Outstanding at the beginning of the year	₹ 2	17,607,463	15,594,190	15,831,948
	US$ 0.03	14,446,790	7,854,540	10,822,476
Granted *	₹ 2	5,662,500	6,275,290	2,500,481
	US$ 0.03	5,341,000	5,033,648	10,470,026
Adjustment of Performance based stock options on completion of performance measurement period	₹ 2	(2,182,667)	(1,291,500)	608,435
	US$ 0.03	(2,273,164)	(1,021,560)	570,076
Exercised	₹ 2	(4,610,572)	(3,356,199)	(4,712,311)
	US$ 0.03	(2,496,125)	(3,269,832)	(2,930,735)
Modification **	₹ 2	-	-	-
	US$ 0.03	(5,681,966)	3,453,015	-
Forfeited and expired	₹ 2	(882,534)	(1,389,833)	(1,985,881)
	US$ 0.03	(1,481,995)	(1,227,335)	(1,419,941)
Outstanding at the end of the year	₹ 2	15,594,190	15,831,948	12,242,672
	US$ 0.03	7,854,540	10,822,476	17,511,902
Exercisable at the end of the year	₹ 2	1,502,957	2,679,538	2,478,568
	US$ 0.03	1,212,560	465,603	1,072,118

* Includes 2,461,500, 2,969,860 and 1,135,949 Performance based stock options (RSU) during the year ended March 31, 2020, 2021 and 2022, respectively. 2,524,600, 2,376,980 and 2,941,546 Performance based stock options (ADS) during the year ended March 31, 2020, 2021 and 2022, respectively. Performance based stock options (RSU) were issued under Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and Performance based stock options (ADS) were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan). Performance based stock options will vest based on the performance parameters of the Company.

The activity in cash-settled stock option plans and restricted stock unit option plan is summarized below:

	Number of options Year ended March 31, 2021	Year ended March 31, 2022
Outstanding at the beginning of the year	4,721,388	78,199
Modification **	(3,453,015)	-
Exercised	(845,066)	(46,133)
Forfeited and lapsed	(345,108)	(7,466)
Outstanding at the end of the year	78,199	24,600
Exercisable at the end of the year	23,999	2,800

The carrying value of liability towards Cash Settled ADS RSU's outstanding was ₹ 31 (including ₹ 11 towards exercisable units) and ₹ 20 (including ₹ 2 towards exercisable units) as at March 31, 2021 and 2022, respectively.

**** Restricted Stock Units arrangements that were modified during the year ended March 31, 2020**

Pursuant to the SEBI circular dated October 10, 2019, prohibiting issuance of depository receipts by listed companies to NRIs, the Board Governance, Nomination and Compensation Committee approved in November 2019 cash pay out to its NRI employees in lieu of shares and upon exercise of vested ADS RSU under the Company's WARSUP 2004 Plan, based on prevailing market price of ADS on the date of exercise. This change was accounted as a modification and the fair value on the date of modification of ₹ 561 has been recognised as financial liability with a corresponding adjustment to equity.

**** Restricted Stock Units arrangements that were modified during the year ended March 31, 2021**

Pursuant to the SEBI clarification dated December 18, 2020, the restriction under SEBI circular dated October 10, 2019, "Framework of Depository Receipts" shall not apply in case of issue of Depository Receipts to NRIs, pursuant to share based employee benefit schemes which are implemented by a company in terms of SEBI (Share Based Employee Benefits) Regulations 2014, the Board Governance, Nomination and Compensation Committee approved in January 2021, allotment of underlying equity shares in respect of ADSs to be issued and allocated to NRI employees upon exercise of vested ADS RSU under the Company's WARSUP 2004 Plan. This change was accounted as a modification and the fair value on the date of modification was determined based on prevailing market price and accordingly an amount of ₹ 739 has been recognized as equity with a corresponding adjustment to financial liability.

356 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The following table summarizes information about outstanding stock options and restricted stock unit option plan:

Range of exercise price and Weighted average exercise price	Year ended March 31, 2020		Year ended March 31, 2021		Year ended March 31, 2022	
	Number of options	Weighted Average Remaining life (months)	Number of options	Weighted Average Remaining life (months)	Number of options	Weighted Average Remaining life (months)
₹ 2	15,594,190	23	15,831,948	18	12,242,672	13
US $ 0.03	7,854,540	23	10,822,476	19	17,511,902	20

The weighted average grant date fair value of options granted during the year ended March 31, 2020, 2021 and 2022 was ₹ 260.65, ₹ 354.78, and ₹ 603.47 for each option, respectively. The weighted average share price of options exercised during the year ended March 31, 2020, 2021 and 2022 was ₹ 267.04, ₹ 354.45, and ₹ 604.47 for each option, respectively.

31. Employee benefits

a) Employee costs includes

	Year ended March 31, 2020	Year ended March 31, 2021	Year ended March 31, 2022
Salaries and bonus	₹ 315,036	₹ 318,043	₹ 429,837
Employee benefits plans	10,273	11,431	16,074
Share-based compensation*	1,262	2,897	4,164
	₹ 326,571	**₹ 332,371**	**₹ 450,075**

* Includes ₹ 587 and ₹ 54 for the year ended March 31, 2021 and 2022 respectively, towards cash settled ADS RSUs.

The employee benefit cost is recognized in the following line items in the consolidated statement of income:

	Year ended March 31, 2020	Year ended March 31, 2021	Year ended March 31, 2022
Cost of revenues	₹ 279,356	₹ 282,983	₹ 382,446
Selling and marketing expenses	30,763	31,236	41,339
General and administrative expenses	16,452	18,152	26,290
	₹ 326,571	**₹ 332,371**	**₹ 450,075**

Defined benefit plan actuarial (gains)/losses recognized in other comprehensive income include:

	Year ended March 31, 2020	Year ended March 31, 2021	Year ended March 31, 2022
Re-measurement of net defined benefit liability/(asset)			
Return on plan assets excluding interest income - loss/(gain)	₹ 76	₹ (578)	₹ (30)
Actuarial loss/(gain) arising from financial assumptions	749	423	(625)
Actuarial loss/(gain) arising from demographic assumptions	227	155	(667)
Actuarial loss/(gain) arising from experience adjustments	194	(334)	920
	₹ 1,246	**₹ (334)**	**₹ (402)**

b) Gratuity and foreign pension

Defined benefit plans include gratuity for employees drawing salary in Indian rupees, pension and certain benefit plans in foreign jurisdictions. Amount recognized in the consolidated statement of income in respect of defined benefit plans is as follows:

	Year ended March 31, 2020	Year ended March 31, 2021	Year ended March 31, 2022
Current service cost	₹ 1,782	₹ 2,085	₹ 2,674
Net interest on net defined benefit liability/(asset)	63	131	64
Net charge to statement of income	**₹ 1,845**	**₹ 2,216**	**₹ 2,738**
Actual return on plan assets	₹ 513	₹ 1,127	₹ 715

Integrated Annual Report 2021-22 357

Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Change in present value of defined benefit obligation is summarized below:

	As at March 31, 2021	As at March 31, 2022
Defined benefit obligation at the beginning of the year	₹ 13,465	₹ 15,475
Acquisitions (Refer to Note 7 and 35)	7	3,123
Current service cost	2,085	2,674
Interest on obligation	681	749
Benefits paid	(1,069)	(2,731)
Remeasurement loss/(gain)		
Actuarial loss/(gain) arising from financial assumptions	423	(625)
Actuarial loss/(gain) arising from demographic assumptions	155	(667)
Actuarial loss/(gain) arising from experience adjustments	(334)	920
Translation adjustment	62	(25)
Defined benefit obligation at the end of the year	**₹ 15,475**	**₹ 18,893**

Change in plan assets is summarized below:

	As at March 31, 2021	As at March 31, 2022
Fair value of plan assets at the beginning of the year	₹ 10,535	₹ 13,637
Acquisitions	-	1,636
Expected return on plan assets	550	685
Employer contributions	1,993	2,213
Benefits paid	(76)	(452)
Remeasurement (loss)/gain		
Return on plan assets excluding interest income - (loss)/gain	578	30
Translation adjustment	57	(48)
Fair value of plan assets at the end of the year	**₹ 13,637**	**₹ 17,701**
Present value of unfunded obligation	₹ (1,838)	₹ (1,192)
Recognized asset/(liability)	₹ (1,838)	₹ (1,192)

As at March 31, 2021 and 2022, plan assets were primarily invested in insurer managed funds.

The Company has established an income tax approved irrevocable trust fund to which it regularly contributes to finance the liabilities of the gratuity plan. The fund's investments are managed by certain insurance companies as per the selection made by the trustees among the fund plan available.

The principal assumptions used for the purpose of actuarial valuation of these defined benefit plans are as follows:

	As at March 31, 2021	As at March 31, 2022
Discount rate	4.69%	4.54%
Expected return on plan assets	4.69%	4.54%
Expected rate of salary increase	6.57%	6.12%
Duration of defined benefit obligations	9 years	8 years

The expected return on plan assets is based on expectation of the average long-term rate of return expected on investments of the fund during the estimated term of the obligations.

The discount rate is primarily based on the prevailing market yields of government securities for the estimated term of the obligations. The estimates of future salary increase considered takes into account the inflation, seniority, promotion and other relevant factors. Attrition rate considered is the management's estimate, based on previous years' employee turnover of the Company.

358 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements
Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

The expected future contribution and estimated future benefit payments from the fund are as follows:

Expected contribution to the fund during the year ending March 31, 2023	₹ 1,454
Estimated benefit payments from the fund for the year ending March 31:	
2023	₹ 2,935
2024	2,052
2025	1,970
2026	1,907
2027	1,920
Thereafter	15,001
Total	**₹ 25,785**

The expected benefits are based on the same assumptions used to measure the Company's benefit obligations as at March 31, 2022. Sensitivity for significant actuarial assumptions is computed to show the movement in defined benefit obligation by 1 percentage.

As of March 31, 2022, every 1 percentage point increase/(decrease) in discount rate will result in (decrease)/increase of defined benefit obligation by approximately ₹ (1,937) and ₹ 1,000 respectively (March 31, 2021: ₹ (1,508) and ₹ 1,440 respectively).

As of March 31, 2022, every 1 percentage point increase/(decrease) in expected rate of salary will result in increase/(decrease) of defined benefit obligation by approximately ₹ 634 and ₹ (635) respectively (March 31, 2021: ₹ 864 and ₹ (798) respectively).

The sensitivity analysis to significant actuarial assumptions may not be representative of the actual change in the defined benefit obligations as the change in assumptions may not occur in isolation since some of the assumptions may be correlated. Furthermore, in presenting the sensitivity analysis, the present value of the defined benefit obligations has been calculated using the projected unit credit method at the end of the reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognized in the statement of financial position.

c) Provident fund:

The details of fund and plan assets are given below:

	As at March 31, 2021	As at March 31, 2022
Fair value of plan assets	₹ 71,196	₹ 76,573
Present value of defined benefit obligation	(71,196)	(76,573)
Net shortfall	₹ -	₹ -

The total expense for the year ended March 31, 2020, 2021 and 2022 is ₹ 2,282, ₹ 2,833 and ₹ 3,578, respectively.

The plan assets have been invested as per the regulations of Employees' Provident Fund Organization (EPFO).

The principal assumptions used in determining the present value obligation of interest guarantee under the deterministic approach are as follows:

	As at March 31, 2021	As at March 31, 2022
Discount rate for the term of the obligation	5.80%	5.85%
Average remaining tenure of investment portfolio	6 years	6 years
Guaranteed rate of return	8.50%	8.10%

d) Defined contribution plans:

The total expense for the year ended March 31, 2020, 2021 and 2022 is ₹ 6,209, ₹ 6,513 and ₹ 9,822, respectively.

Integrated Annual Report 2021-22 359

Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

32. Related party relationship and transactions

List of subsidiaries and associates as at March 31, 2022, are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
		Wipro Opus Risk Solutions LLC (formerly known as Wipro Opus Mortgage Solutions LLC)	USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		HealthPlan Services, Inc. **	USA
		Wipro Appirio, Inc. **	USA
		Designit North America, Inc.	USA
		Infocrossing, LLC	USA
		Wipro US Foundation	USA
		International TechneGroup Incorporated **	USA
		Wipro Designit Services, Inc. **	USA
		Wipro VLSI Design Services, LLC	USA
		Cardinal US Holdings, Inc.**	USA
		LeanSwift Solutions, Inc.**	USA
		Edgile, LLC	USA
Wipro Overseas IT Services Private Limited			India
Wipro Japan KK			Japan
	Designit Tokyo Ltd.		Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro Holdings (UK) Limited			U.K.
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Sweden AB	Sweden
		Designit T.L.V. Ltd.	Israel
		Designit Spain Digital, S.L.U.	Spain
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.
	Wipro IT Services S.R.L.		Romania
	Wipro Gulf LLC		Sultanate of Oman
	Wipro Bahrain Limited Co. W.L.L.		Bahrain
	Wipro 4C NV		Belgium
		Wipro 4C Danmark ApS	Denmark
		Wipro 4C Nederland B.V (formerly known as 4C Nederland B.V)	Netherlands
		Wipro Weare4C UK Limited **	U.K.
		Wipro 4C Consulting France SAS	France

360 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements
Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro IT Services UK Societas			U.K.
	Wipro Doha LLC #		Qatar
	Wipro Technologies SA DE CV		Mexico
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women's Business Park Technologies Limited *	Saudi Arabia
	Wipro Poland SP Z.O.O		Poland
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro Technologies Australia Pty Ltd		Australia
		Ampion Holdings Pty Ltd**	Australia
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A. **	Portugal
		Wipro Technologies Limited	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Technologies Peru SAC	Peru
		Wipro do Brasil Technologia Ltda **	Brazil
	Wipro Technologies SA		Argentina
	Wipro Technologies S.R.L		Romania
	PT WT Indonesia		Indonesia
	Wipro (Thailand) Co. Limited		Thailand
	Rainbow Software LLC		Iraq
	Cardinal Foreign Holdings S.á.r.l		Luxembourg
		Cardinal Foreign Holdings 2 S.á.r.l **	Luxembourg
Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia
Wipro Chengdu Limited			China
Wipro Philippines, Inc.			Philippines
Wipro IT Services Bangladesh Limited			Bangladesh
Wipro HR Services India Private Limited			India
Encore Theme Technologies Private Limited *			India

Integrated Annual Report 2021-22 361

Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro VLSI Design Services India Private Limited (Formerly known as Eximius Design India Private Limited)			India
Capco Technologies Private Limited			India

* All the above direct subsidiaries are 100% held by the Company except that the Company holds 96.68% of the equity securities of Encore Theme Technologies Private Limited, 66.67% of the equity securities of Wipro Arabia Co. Limited and 55% of the equity securities of Women's Business Park Technologies Limited are held by Wipro Arabia Co. Limited.

The remaining 3.32% equity securities of Encore Theme Technologies Private Limited will be acquired subject to and after receipt of certain regulatory approvals/confirmations.

51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.

The Company controls 'The Wipro SA Broad Based Ownership Scheme Trust', 'Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa and Wipro Foundation in India.

** Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda, HealthPlan Services, Inc, International TechneGroup Incorporated, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro Weare4C UK Limited, Cardinal US Holdings, Inc., Cardinal Foreign Holdings 2 S.á.r.l, Ampion Holdings Pty Ltd, and LeanSwift Solutions, Inc. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro IT Services Austria GmbH	Austria
		Wipro Business Solutions GmbH (formerly known as Metro-nom GmbH)***	Germany
Wipro do Brasil Technologia Ltda			Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil
	Wipro do Brasil Servicos Ltda		Brazil
HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	Wipro Italia S.R.L. (formerly known as International TechneGroup S.R.L.)		Italy
		MechWorks S.R.L.	Italy
Wipro Appirio, Inc.			USA
	Wipro Appirio, K.K. (formerly known as Appirio, K.K)		Japan
	Topcoder, LLC.		USA
	Wipro Appirio (Ireland) Limited		Ireland
		Wipro Appirio UK Limited	U.K.
Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland
Wipro Weare4C UK Limited			U.K.
	CloudSocius DMCC		UAE
Cardinal Foreign Holdings 2 S.á.r.l			Luxembourg

362 **Wipro Limited** | Ambitions Realized

Consolidated financial statements under IFRS Statutory Reports and Financial Statements Notes to the Consolidated Financial Statements (‘ in millions, except share and per share data, unless otherwise stated) Subsidiaries    Subsidiaries Subsidiaries Country of Incorporation Grove Holdings 2 S.a.r.l Luxembourg The Capital Markets Company BV***Belgium Capco Brasil Servicos E Consultoria Em Informatica Ltda Brazil Cardinal US Holdings, Inc.USA The Capital Markets Company LLCUSA CAPCO (US) LLCUSA Capco Consulting Services LLC USA Capco RISC Consulting LLC USA ATOM Solutions LLCUSA NEOS Holdings LLCUSA NEOS LLCUSA NEOS Software LLCUSA Ampion Holdings Pty Ltd Australia Ampion Pty Ltd Australia Crowdsprint Pty Ltd Australia Revolution IT Pty LtdAustralia Iris Holdco Pty Ltd***Australia LeanSwift Solutions, Inc. USA LeanSwift Solutions, LLC USA LeanSwift AB Sweden ***Step Subsidiary details of The Capital Markets Company BV, GmbH) and Iris Holdco Pty Ltd are as follows:Wipro Business Solutions GmbH (formerly knownas Metro-nom SubsidiariesSubsidiaries Subsidiaries Country of Incorporation The Capital Markets Company BVBelgium Capco Belgium BV Belgium The Capital Markets Company (UK) LtdUK Capco (UK) 1, Limited UK The Capital Markets Company LimitedCanada Capco (US) GP LLC**** USA The Capital Markets Company LimitedHong Kong Capco Consulting Services (Guangzhou) Company Limited China The Capital Markets CompanySlovakia s.r.o The Capital Markets Company S.A.SFrance Capco Poland sp. z.o.o Poland The Capital Markets Company S.a.r.l Switzerland Andrion AG Switzerland The Capital Markets Company BVNetherlands CapAfric Consulting (Pty) Ltd South Africa Integrated Annual Report 2021-22 363

Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
	Capco Consulting Singapore Pte. Ltd		Singapore
	The Capital Markets Company GmbH		Germany
		Capco Austria GmbH	Austria
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia
	Capco Greece Single Member P.C		Greece
	Capco Consultancy (Thailand) Ltd		Thailand
Wipro Business Solutions GmbH (formerly known as Metro-nom GmbH)			Germany
	Wipro Technology Solutions S.R.L (formerly known as Metro Systems Romania S.R.L)		Romania
Iris Holdco Pty Ltd			Australia
	Iris Bidco Pty Ltd		Australia
		Shelde Pty Ltd	Australia

****Step Subsidiary details of Capco (US) GP LLC is as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Capco (US) GP LLC			USA
	Capco (Canada) GP ULC		Canada

As at March 31, 2022, Wipro, LLC held 43.7% interest in Drivestream Inc, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India
Capco (Canada) LP@	Canada

@The Capital Markets Company Limited (Canada) and Capco (Canada) GP ULC act as Limited and General Partners, respectively.

The other related parties are:

Name of the related parties:	Nature
Azim Premji Foundation	Entity controlled by Promoters
Azim Premji Foundation for Development	Entity controlled by Promoters
Hasham Traders	Entity controlled by Promoters
Prazim Traders	Entity controlled by Promoters
Zash Traders	Entity controlled by Promoters
Hasham Investment and Trading Co. Pvt. Ltd	Entity controlled by Promoters
Azim Premji Philanthropic Initiatives Pvt. Ltd	Entity controlled by Promoters
Azim Premji Trust	Entity controlled by Promoters
Wipro Enterprises (P) Limited	Entity controlled by Promoters
Wipro GE Healthcare Private Limited	Joint Venture between Wipro Enterprises (P) Limited and General Electric

364 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Key management personnel			
Rishad A. Premji		Chairman of the board (designated as "Executive Chairman")	
Thierry Delaporte		Chief Executive Officer and Managing Director	
Azim H. Premji		Non-Executive non-Independent director (designated as "Founder Chairman") [(1)]	
William Arthur Owens		Independent Director	
M.K. Sharma		Independent Director [(2)]	
Ireena Vittal		Independent Director	
Dr. Patrick J. Ennis		Independent Director	
Patrick Dupuis		Independent Director	
Deepak M. Satwalekar		Independent Director	
Tulsi Naidu		Independent Director [(3)]	
Jatin Pravinchandra Dalal		Chief Financial Officer	

(1) Mr. Azim H. Premji is the ultimate controlling party.

(2) Mr. M.K. Sharma retired as Independent Director with effect from close of business hours on June 30, 2021.

(3) Ms. Tulsi Naidu was appointed as Independent Director with effect from July 1, 2021 for a term of five years.

Relatives of key management personnel:

- Yasmeen A. Premji
- Tariq A. Premji

The Company has the following related party transactions:

Transactions / balances	Entities controlled by Directors			Key Management Personnel		
	2020	2021	2022	2020	2021	2022
Sale of goods and services	₹ 43	₹ 171	₹ 182	₹ -	₹ -	₹ -
Assets purchased	741	423	158	-	-	-
Dividend	3,987	3,760	3,760	243	242	244
Buyback of Shares	69,392	91,562	-	4,076	-	-
Rental income	45	50	3	-	-	-
Rent Paid	2	2	2	9	7	8
Others	119	44	49	-	-	-
Key management personnel *						
Remuneration and short-term benefits	₹ -	₹ -	₹ -	₹ 354	₹ 741	₹ 805
Other benefits	-	-	-	178	231	376
Balance as at the year end						
Receivables	₹ 94	₹ 241	₹ 198	₹ -	₹ -	₹ -
Payables	23	-	-	166	333	293

* Post-employment benefits comprising compensated absences is not disclosed, as this is determined for the Company as a whole. Other benefits include ₹ 170, ₹ 219, and ₹ 368 as of March 31, 2020, 2021 and 2022, respectively towards amortization of Restricted Stock Units ("RSUs") granted to them which vest over a period of time. This also includes RSU's that will vest based on performance parameters of the Company.

All related party transactions were entered at an arm's length basis and in the ordinary course of business. There are no materially significant related party transactions made by the Company with Promoters, Directors or Key Managerial Personnel, which may have a potential conflict with the interests of the Company at large.

Integrated Annual Report 2021-22 365

Notes to the Consolidated Financial Statements Consolidated financial statements under IFRS 33. Commitments and contingencies Capital commitments: As at March 31, 2021 and 2022, the Company had committed to spend approximately ` 7,490 and ` 11,376 respectively, under agreements to purchase/ construct property and equipment. These amounts are net of capital advances paid in respect of these purchases. Guarantees: As at March 31, 2021 and 2022, guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately ` 17,128 and ` 17,094 respectively, as part of the bank line of credit. Contingencies and lawsuits: The Company is subject to legal proceedings and claims resulting from tax assessment orders/penalty notices issued under the Income-tax Act, 1961, which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company. The Company’s assessments are completed for the years up to March 31, 2018. The Company has received demands on multiple tax issues. These claims are primarily arising out of denial of deduction under section 10A of the Income-tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru, the appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008 which either has been or may be contested by the Income tax authorities before the Hon’ble Supreme Court of India. Other claims relate to disallowance of tax benefits on profits earned from Software Technology Park and Special Economic Zone units, capitalization of research and development expenses, transfer pricing adjustments on intercompany / inter unit transactions and other issues. Income tax claims against the Company amounting to ` 80,032 and ` 92,476 are not acknowledged as debt as at March 31, 2021 and 2022, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations. The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounting to ` 11,413 and ` 12,092 as of March 31, 2021 and 2022, respectively. However, the resolution of these disputed demands is not likely to have a material and adverse effect on the results of operations or the financial position of the Company. (` in millions, except share and per share data, unless otherwise stated) The Hon’ble Supreme Court of India, through a ruling in February 2019, provided interpretation on the components of Salary on which the Company and its employees are to contribute towards Provident Fund under the Employee’s Provident Fund Act. Based on the current evaluation, the Company believes it is not probable that certain components of Salary paid by the Company will be subject to contribution towards Provident Fund due to the Hon’ble Supreme Court order. The Company will continue to monitor and evaluate its position based on future events and developments.    Segment information The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (“ISRE”). IT Services: During the year ended March 31, 2021, in order to broad base our growth, the Company re-organized IT Services segment to four Strategic Market Units (“SMUs”)— Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”). Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries. Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: healthcare and medical devices, consumer goods and life sciences, retail, transportation and services, communications, media and information services, technology products and platforms. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: banking, financial services and insurance, manufacturing, hi-tech, energy and utilities. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Benelux, the Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa. The corresponding information for the year ended March 31, 2020 have been re-stated to give effect to the above changes. Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers. Prior to the Company’s re-organization of its IT services segment, the IT services segment was organized by seven industry verticals: Banking, Financial Services and Insurance (“BFSI”), Health Business unit (“Health BU”), Consumer Business unit (“CBU”), Energy, Natural Resources and Utilities (“ENU”), Manufacturing (“MFG”), Technology (“TECH”) and Communications (“COMM”). Consolidated financial statements under IFRS 366 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

ISRE: This segment consists of IT Services offerings to entities and/or departments owned or controlled by Government of India and/or any State Governments.

The Chairman of the Company has been identified as the Chief Operating Decision Maker ("**CODM**") as defined by IFRS 8, "Operating Segments". The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company's business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the year ended March 31, 2020 is as follows:

	IT Services					IT Products	ISRE	Reconciling Items	Total
	Americas 1	Americas 2	Europe	APMEA	Total				
Revenue	₹ 176,115	₹ 181,481	₹ 157,526	₹ 78,676	**₹ 593,798**	₹ 11,657	₹ 7,950	₹ (4)	₹ 613,401
Other operating income/(loss), net	-	-	-	-	**1,144**	-	-	-	1,144
Segment result	27,289	34,341	27,617	9,550	**98,797**	(323)	(1,849)	229	96,854
Unallocated					**7,732**	-	-	-	7,732
Segment result total					**₹ 107,673**	**₹ (323)**	**₹ (1,849)**	**₹ 229**	**₹ 105,730**
Finance expense									(7,328)
Finance and other income									24,081
Share of net profit/(loss) of associates accounted for using the equity method									29
Profit before tax									**₹ 122,512**
Income tax expense									(24,799)
Profit for the year									**₹ 97,713**
Depreciation, amortization and impairment									₹ 20,862

Information on reportable segments for the year ended March 31, 2021 is as follows:

	IT Services					IT Products	ISRE	Reconciling Items	Total
	Americas 1	Americas 2	Europe	APMEA	Total				
Revenue	₹ 178,091	₹ 179,821	₹ 165,441	₹ 82,462	**₹ 605,815**	₹ 7,685	₹ 8,912	₹ 13	₹ 622,425
Other operating income/(loss), net	-	-	-	-	**(81)**	-	-	-	(81)
Segment result	33,040	41,589	31,673	11,476	**117,778**	45	1,061	(903)	117,981
Unallocated					**5,153**	-	-	-	5,153
Segment result total					**₹ 122,850**	**₹ 45**	**₹ 1,061**	**₹ (903)**	**₹ 123,053**
Finance expense									(5,088)
Finance and other income									20,912
Share of net profit/(loss) of associates accounted for using the equity method									130
Profit before tax									**₹ 139,007**
Income tax expense									(30,345)
Profit for the year									**₹ 108,662**
Depreciation, amortization and impairment									₹ 27,656

Integrated Annual Report 2021-22 367

Consolidated financial statements under IFRS

Notes to the Consolidated Financial Statements

(₹ in millions, except share and per share data, unless otherwise stated)

Information on reportable segments for the year ended March 31, 2022 is as follows:

	IT Services					IT Products	ISRE	Reconciling Items	Total
	Americas 1	Americas 2	Europe	APMEA	Total				
Revenue	₹ 217,874	₹ 239,404	₹ 233,443	₹ 91,103	**₹ 781,824**	₹ 6,173	₹ 7,295	₹ (3)	₹ 795,289
Other operating income/(loss), net	-	-	-	-	**2,186**	-	-	-	2,186
Segment result	42,820	47,376	35,739	10,523	**136,458**	115	1,173	(80)	137,666
Unallocated					**434**	-	-	-	434
Segment result total					**₹ 139,078**	**₹ 115**	**₹ 1,173**	**₹ (80)**	**₹ 140,286**
Finance expense									(5,325)
Finance and other income									16,257
Share of net profit/(loss) of associates accounted for using the equity method									57
Profit before tax									**₹ 151,275**
Income tax expense									(28,946)
Profit for the year									**₹ 122,329**
Depreciation, amortization and impairment									₹ 30,911

Revenues from India, being Company's country of domicile, is ₹ 29,374, ₹ 27,156 and ₹ 25,939 for year ended March 31, 2020, 2021 and 2022 respectively.

Revenues from United States of America and United Kingdom contributed more than 10% of Company's total revenues as per table below:

	Year ended March 31, 2020	Year ended March 31, 2021	Year ended March 31, 2022
United States of America	₹ 338,490	₹ 336,009	₹ 427,021
United Kingdom	65,258	67,852	101,437
	₹ 403,748	**₹ 403,861**	**₹ 528,458**

No customer individually accounted for more than 10% of the revenues during the year ended March 31, 2020, 2021 and 2022.

Management believes that it is currently not practicable to provide disclosure of geographical location-wise assets, since the meaningful segregation of the available information is onerous.

Notes:

a) Effective beginning of fiscal year ended March 31, 2021, revenue from sale of traded cloud-based licenses is no longer reported in IT Services revenue and finance income on deferred consideration earned under total outsourcing contracts is not included in segment revenue. Further, for evaluating performance of the individual operating segments, stock compensation expense is allocated based on the accelerated amortization as per IFRS 2. Segment information for the year ended March 31, 2020 has been re-stated to give effect to these changes.

b) "Reconciling items" includes elimination of inter-segment transactions and other corporate activities.

c) Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.

d) For the purpose of segment reporting, the Company has included the impact of "foreign exchange gains / (losses), net" in revenues (which is reported as a part of operating profit in the consolidated statement of income).

e) During the year ended March 31, 2021, the Company has contributed ₹ 991 towards COVID-19 and is reported in Reconciling items.

f) Other operating income/(loss) of ₹ 1,144, ₹ (81) and ₹ 2,186 is included as part of IT Services segment result for the year ended March 31, 2020, 2021 and 2022, respectively. Refer to Note 26.

g) Segment results for the year ended March 31, 2021, are after considering the impact of impairment charge of ₹ 1,250 in Americas 1 and ₹ 192 in Europe. Further, an impairment charge of ₹ 674 for the year ended March 31, 2021 towards certain marketing-related intangible assets and software platform recognized on acquisitions, is allocated to all IT Services SMUs. The remaining impairment charge of ₹ 302 for the year ended March 31, 2021 is included under unallocated. Refer to Note 4, 6 and 25.

h) Segment results for year ended March 31, 2021, are after considering additional amortization of ₹ 795 in Americas 2 due to change in estimate of useful life of the customer-related intangibles in an earlier business combination. Refer to Note 6.

i) Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 1,262, ₹ 2,897, and ₹ 4,164 for the year ended March 31, 2020, 2021 and 2022, respectively.

368 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements Consolidated financial statements under IFRS Notes to the Consolidated Financial Statements (` in millions, except share and per share data, unless otherwise stated) 35.As part of a customer contract with Metro AG, the Company has acquired Metro-nom GmbH (currently known as Wipro Business Solutions GmbH) and Metro Systems Romania S.R.L (currently known as Wipro Technology Solutions S.R.L), the IT units of Metro AG in Germany and Romania, respectively, for a consideration of ` 5,096. Considering the terms and conditions of the agreement, the Company has concluded that this transaction does not meet the definition of Business under IFRS 3 “Business Combinations”. The transaction was consummated on April 1, 2021. The fair value of net assets acquired aggregating to ` 4,691 is allocated to respective assets and liabilities. The excess of consideration paid, and net assets taken over is accounted as ‘costs to obtain contract’, which will be amortized over the tenure of the contract as reduction in revenues. 36.The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the Company towards Provident Fund and Gratuity. The Ministry of Labour and Employment has released draft rules for the Code on Social Security, 2020 on November 13, 2020, and has invited suggestions from stakeholders which are under active consideration by the Ministry. Based on an initial assessment by the Company and its Indian subsidiaries, the additional impact on Provident Fund contributions by the Company and its Indian subsidiaries is not expected to be material, whereas, the likely additional impact on Gratuity liability / contributions by the Company and its Indian subsidiaries could be material. The Company and its Indian subsidiaries will complete their evaluation once the subject rules are notified and will give appropriate impact in the financial statements in the period in which, the Code becomes effective and the related rules to determine the financial impact are published. 37.Events after the reporting period a)On April 11, 2022, the Company acquired CAS Group. b)On May 20, 2022, the Company acquired Rizing. Refer to Note 7 for additional details on acquisitions completed after March 31, 2022. The accompanying notes form an integral part of these consolidated financial statements Integrated Annual Report 2021-22 369

Business Responsibility and Sustainability Report 2021-22

Section A: General Disclosures

I. Details of the Listed Entity

1.	Corporate Identity Number (CIN) of the Listed Entity	L32102KA1945PLC020800
2.	Name of the Listed Entity	Wipro Limited
3.	Year of incorporation	1945
4.	Registered office address	Doddakannelli, Sarjapur Road, Bengaluru-560035, Karnataka, India
5.	Corporate address	Doddakannelli, Sarjapur Road, Bengaluru-560035, Karnataka, India
6.	E-mail	eco.eye@wipro.com
7.	Telephone	+91-80-28440011
8.	Website	https://www.wipro.com
9.	Financial year for which reporting is being done	April 1, 2021 to March 31, 2022 (FY 2021-22)
10.	Name of the Stock Exchange(s) where shares are listed	India- National Stock Exchange of India Limited (NSE) and BSE Limited (BSE) USA- New York Stock Exchange (NYSE)
11.	Paid-up Capital	The paid-up equity share capital of the Company as of March 31, 2022, stood at ₹ 10,964 million consisting of 5,482,070,115 equity shares of ₹ 2/- each
12.	Name and contact details (telephone, email address) of the person who may be contacted in case of any queries on the Business Responsibility and Sustainability Report ("BRSR") report	Narayan PS Global Head - Sustainability and Social Initiatives narayan.pan@wipro.com Telephone: +91-80-46827999
13.	Reporting boundary - Are the disclosures under this report made on a standalone basis (i.e., only for the entity) or on a consolidated basis (i.e., for the entity and all the entities which form a part of its consolidated financial statements, taken together).	The disclosures under this report are made on a consolidated basis, excluding Capco and its subsidiaries that were acquired during the year.

II. Products/Services

14. Details of business activities (accounting for 90% of the turnover):

    Refer to page no. 48 of the Annual Report.

15. Products/Services sold by the entity (accounting for 90% of the entity's turnover):

    The Company's IT and IT-enabled services including, technology consulting, IT consulting, business process services, among others, are the predominant services which accounts for more than 90% of the entity's turnover. The NIC Code is 62013 and 62020.

III. Operations

16. Number of locations where plants and/or operations/offices of the entity are situated:

Location	Number of plants	Number of Offices + Data Centre	Total
National	NA	Offices – 36 Data Centre - 3	39
International	NA	Offices – 211 Data Centers – 5 Warehouses – 2 Storage – 2	220

370 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

17. Markets served by the entity:

a. Number of locations

Locations	Number
National (No. of States)	14
International (No. of Countries)	66

b. What is the contribution of exports as a percentage of the total turnover of the entity?

97% contribution of exports.

c. A brief on types of customers.

Our customers are from a range of diversified industry sectors from across the globe; we also work with the government sector in select markets.

IV. Employees

18. Details as at the end of Financial Year:

a. Employees and workers (including differently abled):

Refer to details provided in section 2.1 and 2.2 of the ESG Dashboard available on the Company's website at https://www.wipro.com/investors/annual-reports/.

b. Differently abled Employees and workers:

Refer to details provided in section 2.2 of the ESG Dashboard available on the Company's website at https://www.wipro.com/investors/annual-reports/.

19. Participation/Inclusion/Representation of Women

	Total (A)	No. and percentage of Females	
		No. (B)	% (B / A)
Board of Directors	9	2	22.22%
Key Management Personnel*#	4	0	0

* Includes Executive Chairman, Chief Executive Officer and Managing Director, Chief Financial Officer and Company Secretary.

\# Our overall gender diversity stands at 36.1% and we heave nearly 20% women in our 200 senior-most leadership ranks.

20. Turnover rate for permanent employees and workers:

Refer to details provided in section 2.4 of the ESG Dashboard available on the Company's website at https://www.wipro.com/investors/annual-reports/.

V. Holding, Subsidiary and Associate Companies (including joint ventures)

21. (a) Names of holding / subsidiary / associate companies / joint ventures:

Refer to Form AOC-1 provided at page nos. 293 to 298 of this Annual Report for information on holding/subsidiary/associate companies/ joint ventures.

VI. CSR Details

22. (i) Whether CSR is applicable as per Section 135 of Companies Act, 2013 : **Yes**

(ii) Turnover (₹ In Mn) : ₹ **595,744**

(iii) Net worth (₹ In Mn) : ₹ **543,506**

VII. Transparency and Disclosures Compliances

23. Complaints/Grievances on any of the principles (Principles 1 to 9) under the National Guidelines on Responsible Business Conduct (NGRBC):

i) **Employees may register their concerns through the dedicated e-mail address available (ombuds.person@wipro.com) or through the Company's intranet portal. The Company encourages its employees to register their concerns/grievances through the Ombuds process and ensures that there is no discrimination, retaliation or harassment of any kind against any employee who reports under the vigil mechanism or participates in the investigation.**

Integrated Annual Report 2021-22 371

Business Responsibility and Sustainability Report (BRSR) ii) Investors and shareholders may register their complaints/grievances through the grievance redressal mechanism implemented by the Company in coordination with KFin Technologies Limited, the Company’s Registrar and Transfer Agent. Details on Investor complaints received and resolved during the year are provided at page no. 125 of the Annual Report. iii) Suppliers may provide their feedback either through the Ombuds process, Helpline/Helpdesk or other forums like the Annual Supplier Meet. iv) Customers may raise grievances through the respective account managers/client engagement managers, Customer Advocacy Group or through independently administered satisfaction surveys. We obtain ongoing, project based and annual feedbacks from our customers. We monitor and track the complaints/grievances received from different stakeholder groups on an ongoing basis. Refer to details provided in section 3.2 of the ESG Dashboard available on the Company’s website at https://www.wipro.com/ investors/annual-reports/.    24. Overview of the entity’s material responsible business conduct issues.    Please indicate material responsible business conduct and sustainability issues pertaining to environmental and social matters that present a risk or an opportunity to your business, rationale for identifying the same, approach to adapt or mitigate the risk along-with its financial implications.    We have a detailed materiality determination process basis which we regularly review the most significant issues to our business. What is material to business is a function of which stakeholders we serve, what is the shared value proposition for each of the stakeholders, what risks and opportunities does this present for Wipro and the time-horizon (short, medium and long term). We also apply the concept of double materiality in arriving at the priority issues i.e. “The impacts on us” and the “The impacts due to us”. Further details of our materiality determination, risk and opportunity management can be found in the following sections    Materiality Determination ( Refer to page no. 40 of the Annual Report)    Human Capital (Refer to page no. 59 of the Annual Report)    Social & Relationship Capital- Customers & Suppliers (Refer to page no. 65 for customers and page no. 69 for suppliers of the Annual Report)    Natural Capital (Refer to page no. 79 of the Annual Report) SECTION B: MANAGEMENT AND PROCESS DISCLOSURES This section is aimed at helping businesses demonstrate the structures, policies and processes put in place towards adopting the NGRBC Principles and Core Elements. Policy & Management Processes 1. a. Whether your entity’s policy/policies cover each principle and its core elements of the NGRBCs.    Yes b. Has the policy been approved by the Board?    Yes c. Web Link of the Policies: P1 to P9: Code of Business Conduct, Ombuds Policy, Supplier Code of Conduct. P2: Policy on ecological sustainability P3 & P5: Human Rights Policy, Global Policy for Equal Employment Opportunity for Persons with Disabilities, Anti-slavery &\Human Trafficking P4 & P8: CSR Policy P6: Health & Safety Policy 2. Whether the entity has translated the policy into procedures.    Yes 3. Do the enlisted policies extend to your value chain partners?    Yes 372 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements 4. Name of the national and international codes/certifications/labels/ standards (e.g., Forest Stewardship Council, Fairtrade, Rainforest Alliance, Trustea) standards (e.g., SA 8000, OHSAS, ISO, BIS) adopted by your entity and mapped to each principle. P2: ISO 9001:2015, ISO 20000:2018, ISO 27001:2013, ISO 22301:2019*, ISO 45001:2018    P5: International Labour Organization (“ILO”) Declaration, Universal Declaration of Human Rights (“UNDHR”), UN Guiding Principles on Business & Human Rights, United Nations Global Compact (“UNGC”) P6: ISO 14001:2015, ISO 14064, Leadership in Energy & Environmental Design (“LEED”)                 *Partial compliance (Few locations in India and 1 Centre in Germany) 5. Specific commitments, goals and targets set by the entity with defined timelines, if any & 6. Performance of the entity against the specific commitments, goals, and targets along-with reasons in case the same are not met. As part of the ESG strategy, we have articulated 15 ESG goals. The performance against each goal and targets have been provided in the ESG Dashboard available on the Company’s website at https://www.wipro.com/investors/annual-reports/. Governance, leadership, and oversight 7. Statement by director responsible for the business responsibility report, highlighting ESG related challenges, targets, and achievements (listed entity has flexibility regarding the placement of this disclosure)    Refer to page no. 19 and 23 of the Annual Report. 8. Details of the highest authority responsible for implementation and oversight of the Business Responsibility policy (ies) and specified Committee of the Board/ Director responsible for decision making on sustainability related issues? • Mr. Narayan PS, Global Head—Sustainability and Social Initiatives • Board Governance, Nomination and Compensation Committee (which also acts as Corporate Social Responsibility Committee) 9. Details of Review of NGRBCs by the Company: a. Performance against the above policies and follow up action.    The respective Committee of the Board reviews the performance, as needed from time to time. This is supplemented by leadership reviews e.g. Human capital and people related issues are reviewed regularly by our Chief Executive Officer (“CEO”), the Global Executive Council and the Human Resource (“HR”) leadership. Ecological sustainability related matters are reviewed by the Board Governance, Nomination and Compensation Committee (“BGNC”), the CEO, the Heads of Sustainability, Finance, HR and Operations. b. Compliance with statutory requirements of relevance to the principles, and rectification of any non-compliances.    The Board has approved a Global Statutory Compliance Policy providing guidance on broad categories of applicable laws and process for monitoring compliance. In furtherance to this, the Company has instituted an online compliance management system within the organization to monitor compliances and provide updates to the senior management and Board on a periodic basis. The Audit, Risk and Compliance Committee and the Board periodically monitor the status of compliances with applicable laws. c. Has the entity carried out independent assessment/ evaluation of the working of its policies by an external agency?    Yes, we carry out assessments against P2 & P6, and our sustainability audit (by DNV GL) covering all the principles. 10. If the answer to question (1) above is “No” i.e., not all Principles are covered by a policy, reasons to be stated. Not Applicable SECTION C: PRINCIPLE WISE PERFORMANCE DISCLOSURE PRINCIPLE 1: Businesses should conduct and govern themselves with integrity, and in a manner that is Ethical, Transparent and Accountable. At Wipro, we hold a strong commitment towards integrity outlined through our values of the “Spirit of Wipro”. Through effective sustainability risk monitoring, strong data privacy protection for stakeholders, a rigorous and fair Ombuds procedure and transparent disclosures, Wipro intends to establish and maintain the highest standards of ESG governance at the Board and Executive levels. The Corporate Governance at Wipro is implemented through four functional levels, namely- Governance by Shareholders, Governance by Board of Directors, Governance by Committees of Board of Directors and Governance by Management Process. Apart from this, Wipro also has an enterprise-wide Code of Business Conduct (applicable to our customers, suppliers, partners, competitors, employees, and other stakeholders) that outlines all ethical considerations that need to be adhered to for responsible and professional conduct. It also includes general principles aimed at guiding employees in making ethical decisions. Apart from this, Corporate Governance is articulated in the Corporate Governance Guidelines, Charters of various Committees Integrated Annual Report 2021-22 373

Business Responsibility and Sustainability Report (BRSR)

and the Disclosure policy. Wipro has a compliance framework, with the goal of establishing suitable procedures and processes to ensure global compliance with all applicable laws and regulations, as well as identifying and mitigating compliance risks. One of our tenets of transparency is the great emphasis we place on comprehensive ESG disclosures in the public domain i.e., apart from our Annual Report based on the principles of integrated reporting and BRSR, we also publish a detailed Sustainability Report. Further, our Chairman introduced the Five Habits essential to drive a Growth Mindset in early 2020, which are our values in action.

ESSENTIAL INDICATORS

1. Percentage coverage by training and awareness programs on any of the principles during the financial year:

   The Company conducts various programs for all employees (100%) covering various BRSR aspects which are as follows:

   a. **Code of Business Conduct (COBC): E-learning module for all employees along with an annual assessment.**

   b. **Prevention of Sexual Harassment (PSH): E-learning module for all employees along with annual assessment to maintain a workplace free from discrimination or harassment of any kind and to create awareness among employees.**

   c. **Prohibition of Insider Trading ("PIT") Program: E-learning module with a combination of quarterly sessions are conducted to create awareness among employees.**

   d. **Anti-Bribery & Anti-Corruption Training Program: E-learning module for employees to create awareness about Wipro's policy and values on Anti-Bribery and Anti-Corruption.**

   e. **Five Habits Session: Sessions are conducted by the leadership team of the Company, focusing on core values of the organization as specified in the Corporate Governance Report.**

   f. **Health and Safety Program: Awareness sessions on healthy lifestyle and employee assistance or counselling programs are conducted by the Company to prevent workplace injuries and ill health and provide employees with a safe and healthy working environment by continuously evolving industry practices and societal standards of care.**

   Training programs listed in Sl. No a and b are mandatory training programs and remaining training programs are conducted for employees based upon applicability.

   All Directors and Senior Management Personnel of the Company have affirmed compliance with Wipro's Code of Business Conduct for the financial year ended March 31, 2022.

2. Details of fines / penalties /punishment/ award/ compounding fees/ settlement amount paid in proceedings (by the entity or by directors / KMPs) with regulators/ law enforcement agencies/ judicial institutions, in the financial year, in the following format (Note: the entity shall make disclosures based on materiality as specified in Regulation 30 of SEBI (Listing Obligations and Disclosure Obligations) Regulations, 2015 and as disclosed on the entity's website):

   Not Applicable

3. Of the instances disclosed in Question 2 above, details of the Appeal/ Revision preferred in cases where monetary or non-monetary action has been appealed.

   Not Applicable

4. Does the entity have an anti-corruption or anti-bribery policy? If yes, provide details in brief and if available, provide a web-link to the policy.

   Yes. The Company has a Code of Business Conduct ("COBC") which covers anti-corruption and anti-bribery. The COBC provides the ethical guidelines and expectations for conducting business on behalf of Wipro Limited, its subsidiaries and affiliate companies.

   It applies to all employees and members of the Board of Directors of the Company. It also applies to individuals who serve the Company on contract, subcontract, retainer, consultant or any other such basis.

   This Code has been displayed on the Company's website at Code of Business Conduct and Ethics.

5. Number of Directors/KMPs/employees/workers against whom disciplinary action wastaken by any law enforcement agency for the charges of bribery/ corruption:

	FY 2022	FY 2021
Directors		
KMPs	Nil	
Employees		

6. Details of complaints with regard to conflict of interest:

   NIL

374 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

7. Provide details of any corrective action taken or underway on issues related to fines / penalties / action taken by regulators/ law enforcement agencies/ judicial institutions, on cases of corruption and conflicts of interest:

Not Applicable

LEADERSHIP INDICATORS

1. Awareness programmes conducted for value chain partners on any of the principles during the financial year:

Total number of awareness programmes held	Topics/principles covered under the training	%age of value chain partners covered (by value of business done with such partners) under the awareness programmes
106*	Environment Health and Safety (EHS), Pandemic, Health related sessions, Ergonomic lifestyle, Supplier diversity, Anti-Bribery & Corruption and Modern Slavery	More than 80% of the value chain partners, who are manpower services related, are covered under the awareness programmes.

*Includes EHS and related-78, Supplier Diversity-21 & Anti-Bribery & Corruption and Modern Slavery-7

2. Does the entity have processes in place to avoid/ manage conflict of interests involving members of the Board? (Yes/No) If yes, provide details of the same.

   Yes. The Company receives from the members of the Board, a list of entities in which they are interested, at the beginning of every financial year and as and when there is any change in such interest.

   Additionally, a self-declaration portal is designed for employees to identify and disclose any situation which may be perceived to be an actual or potential conflict with the interests of the Company.

PRINCIPLE 2: Businesses should provide goods & services in a manner that is sustainable and safe

With more than 30 sustainability-aligned services and offerings, our capabilities are comprehensive and customizable to our clients across several industries. These offerings draw from Wipro's expertise in Cloud, Sustainable IT, Sustainable Design, Innovation and Experience (Designit), Sustainable Finance (CAPCO), Engineering, Cyber Security, and other lines of business to offer the type of unified transformation that clients need to achieve their sustainability and Net Zero goals.

Since 2017, Wipro's IT hardware purchase standards have been in line with the Electronic Product Environmental Assessment Tool ("**EPEAT**") standard from the Green Electronic Council. As a result, we are the only IT services and consulting firm in the world to obtain the EPEAT purchaser award across four product categories. Engineering/design services, materials, and equipment procurement that comply with stringent environmental criteria, forms the basis for Wipro's Green Building Program. During commissioning, 24 of our current buildings across campuses were certified to the International LEED standard (Silver, Gold, and Platinum), making us one of the early adopters of green building design. Environmental Management System ("**EMS**") (ISO 14001:2015 standard) has been in place for two decades and forms the core of the implemented EMS.

ESSENTIAL INDICATORS

1. Percentage of R&D and capital expenditure (capex) investments in specific technologies to improve the environmental and social impacts of product and processes to total R&D and capex investments made by the entity, respectively.

	FY 2022	FY 2021	Details of improvements on environmental and social impacts
R&D			We at present do not separately track R&D spend on ESG. However, our IP and new solution offerings encompass a range of sustainability offerings across sectors.
Capex (In INR Million)	2,713	9,977	Investments in green buildings across locations.

2. a. Does the entity have procedures in place for sustainable sourcing?

   Yes

   b. If yes, what percentage of inputs were sourced sustainably?

   We have green procurement guidelines across core areas of procurement, like the Facilities Management Group (FMG) where we ensure use of safe cleaning supplies and gardening materials, Civil & Infrastructure where we adhere to procurement of green building materials & IT Products where procurement of equipment is as per stringent environmental criteria validated by EPEAT.

3. Describe the processes in place to safely reclaim your products for reusing, recycling, and disposing at the end of life, for (a) Plastics (including packaging) (b) E-waste (c) Hazardous waste and (d) other waste.

   Given that Wipro does not manufacture any products, this question is not applicable. However, Wipro has waste management strategies in place for its own operations, as mentioned in detail in page no. 84 of the Annual Report.

Integrated Annual Report 2021-22 375

Business Responsibility and Sustainability Report (BRSR) 4. Whether Extended Producer Responsibility (EPR) is applicable to the entity’s activities (Yes / No). If yes, whether the waste collection plan is in line with the Extended Producer Responsibility (EPR) plan submitted to Pollution Control Boards? If not, provide steps taken to address the same.    Not Applicable. LEADERSHIP INDICATORS 1. Has the entity conducted Life Cycle Perspective / Assessments (LCA) for any of its products (for manufacturing industry) or for its services (for service industry)? If yes, provide details in the following format?    Yes, we perform natural capital valuation for Wipro’s direct operations and upstream indirect impacts through an external agency. Natural Capital impact is 2.66% as a share of revenue of Wipro operations and 14.93% as a share of Earnings before Interest & Tax (“EBIT”) in FY 2021-22. We report the results in the Natural Capital section of the Annual Report. For more details, refer to section 1.6 of the ESG Dashboard available on the Company’s website at https://www.wipro.com/investors/ annual-reports/. 2. If there are any significant social or environmental concerns and/or risks arising from production or disposal of your products/ services, as identified in the Life Cycle Perspective / Assessments (LCA) or through any other means, briefly describe the same along-with action taken to mitigate the same.    LCA is not applicable to Wipro since we are not in the product manufacturing segment. However, we conduct a Natural Capital Valuation Program, which is a rigorous framework that assesses and quantifies positive and negative impacts on nature or natural capital on account of a company’s operations and value chain. Natural Capital Impacts are calculated across six key performance indicators (KPIs) namely, GHG emissions, air pollution, water consumption, water and land pollution, waste generation and land use change. Please refer to Natural capital section of the Annual Report at page no. 86 for more details. 3. Percentage of recycled or reused input material to total material (by value) used in production (for manufacturing industry) or providing services (for service industry).    Not Applicable. 4. The products and packaging reclaimed at end of life of products, amount (in metric tonnes) reused, recycled, and safely disposed:    The sanitary, bio-medical, hazardous, and inorganic tissue paper are incinerated. Other categories of waste are recycled and/ or managed appropriately. Please refer to details provided in section 1.4 of the ESG Dashboard available on the Company’s website at https://www.wipro.com/investors/annual-reports/. 5. Reclaimed products and their packaging materials (as percentage of products sold) for each product category.    Not Applicable. PRINCIPLE 3: Businesses should respect and promote the well-being of all employees, including those in their value chains Wipro is an inclusive organization in spirit and in practice. Our people strategies are focused on providing an exceptional employee experience through a variety of learning opportunities, rewarding careers, and a safe and healthy workplace. These include workplace health and safety programs, occupational medical and healthcare services programs on lifestyle diseases and mental well-being, in addition to comprehensive medical benefits programs. Wipro endeavours to follow the principles of diversity and fairness with all our value chain partners, in terms of human rights, employee welfare, health and safety, standards of minimum wages and maximum working hours. We also provide volunteering opportunities to employees in community work. ESSENTIAL INDICATORS 1. a. Details of measures for the well-being of employees:    With the ongoing pandemic, employee well-being has become an area of strategic focus for Wipro. Our employee wellness programs encompass the three areas of employee well-being, namely- physical, emotional, and financial. Please refer to the Human Capital section at page no. 57, for more details. b. Details of measures for the well-being of workers:    Refer the response to 1.a. above. 2. Details of retirement benefits, for Current FY and Previous Financial Year.    Refer to details provided in section 2.11 of the ESG Dashboard available on the Company’s website at https://www.wipro.com/ investors/annual-reports/. 376 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements 3. Accessibility of workplaces Are the premises / offices of the entity accessible to differently abled employees and workers, as per the requirements of the Rights of Persons with Disabilities Act, 2016? If not, whether any steps are being taken by the entity in this regard.    Wipro complies with the Rights of Persons with Disabilities Act, 2016, and the premises are largely accessible as per the requirements. In 2021, we have conducted a detailed assessment of each of the premises and have developed a plan with the recommendations. We are in the process of implementing the identified gaps. This is incorporated within the Facilities Management for continued focus. 4. Does the entity have an equal opportunity policy as per the Rights of Persons with Disabilities Act, 2016? If so, provide a web-link to the policy. Yes, we have a Global policy for Equal Employment Opportunity as per the Rights of Persons with Disabilities Act, 2016. 5. Return to work and retention rates of permanent employees and workers that took parental leave.    Refer to details provided in section 2.9 of the ESG Dashboard available on the Company’s website at https://www.wipro.com/ investors/annual-reports/. 6. Is there a mechanism available to receive and redress grievances for the following categories of employees and workers? If yes, give details of the mechanism in brief. Yes, we have an Ombuds Policy to redress the grievances. Refer to details provided in section 3.2 of the ESG Dashboard available on the Company’s website at https://www.wipro.com/investors/annual-reports/. 7. Membership of employees and worker in association(s) or Unions recognized by the listed entity: Refer to details provided in section 2.10 of the ESG Dashboard available on the Company’s website at https://www.wipro.com/ investors/annual-reports/. 8. Details of training given to employees and workers:    Refer to details provided in section 2.8 of the ESG Dashboard available on the Company’s website at https://www.wipro.com/ investors/annual-reports/. 9. Details of performance and career development reviews of employees and workers:                100% coverage for employees. 10. Health and safety management system:    a. Whether an occupational health and safety management system has been implemented by the entity? (Yes/ No). If yes, the coverage of such a system?    Yes, all our campuses conform to ISO 45001:2018 (Occupational Health & Safety management system) with 100% coverage and are certified by accredited third party agencies. Besides internal and third-party audits, EHS experts periodically assess every unit (at least once in six months), to ensure compliance to statutory norms and requirements.    b. What are the processes used to identify work-related hazards and assess risks on a routine and non-routine basis by the entity?    We conduct a Hazard Analysis and Risk Assessment annually or anytime there is a change in process, new equipment, or service, and build risk mitigation plans.    The following steps are taken to assess risks and hazards:—Break down the job into successive steps or tasks—Identify the hazards associated with each step and task—Identify controls in place for each hazard—Identify applicable legal obligations relating to risk assessment and implementation of necessary controls—Estimate the potential severity of an incident associated with each hazard from both safety and health aspects—Estimate the probability of an incident occurring for each hazard (given existing controls)—Calculate the risk—Identify possible additional controls needed to eliminate these hazards Integrated Annual Report 2021-22 377

Business Responsibility and Sustainability Report (BRSR)    c. Whether you have processes for workers to report the work-related hazards and to remove themselves from such risks. (Y/N)     Yes    d. Do the employees/ worker of the entity have access to non-occupational medical and healthcare services? (Yes/ No)     Yes 11. Details of safety related incidents, in the following format: Refer to details provided in section 2.12 of the ESG Dashboard available on the Company’s website at https://www.wipro. com/investors/annual-reports/. 12. Describe the measures taken by the entity to ensure a safe and healthy workplace. Refer to page no. 57 of the Annual Report. 13. Number of complaints about the following made by employees and workers:    On working conditions and Health & Safety we reported 427 and 496 cases respectively. 14. Assessments for the year:    % Of your plants and offices that were assessed (by entity or statutory authorities or third parties) Health and Safety Practices 100% coverage – For India As per 45001, Working Conditions For larger operations overseas, we follow similar guidelines. 15. Provide details of any corrective action taken or underway to address safety-related incidents (if any) and on significant risks/ concerns arising from assessments of health & safety practices and working conditions.    An online tool is available on the employee intranet where employees can log an EHS incident. These recorded incidents are tracked up to closure. Employees can log work-related injuries or ill health and other EHS incidents, post which the functional lead performs an on-site incident investigation for all reported incidents. If required, the following people are a part of the on-site investigation: Incident Reporter, Witness and EHS Manager. The incident investigation team establishes the facts of circumstances leading up to the incident to determine EHS deficiencies and other factors that might be causing or contributing to the occurrence of incidents. Key personnel from the operations team are empowered to ensure that the resolution of these incidents is achieved at the earliest and recurrence is avoided. Review meetings are then conducted to gather key learning and establish processes to prevent occurrence of such nature in the future. All individual locations have a dedicated safety committee. The committee meets every quarter to discuss and review any EHS concerns existing, accident/ incident trends, status reports of previous meeting minutes, inspections, training, suggestions and recommendation from members. LEADERSHIP INDICATORS 1. Does the entity extend any life insurance or any compensatory package in the event of death of (A) Employees (Y/N) (B) Workers (Y/N)?    Yes, our benefits program follows an integrated approach and provides a range of options for better financial and social security, including efficient tax-management options, life and accident insurance, and medical packages. In India, we ensured insurance coverage for contract employees supporting short-term assignments during the COVID-19 pandemic. 2. Provide the measures undertaken by the entity to ensure that statutory dues have been deducted and deposited by the value chain partners.    Currently, our program covers 402 (manpower service providers) value chain partners in India, out of which 302 have been audited. The scope of audits also cover Labor Compliance asks such as: Prohibition of Employment of Child Labor Statutory Compliance- Provident Fund (“PF”), Employee State Insurance Corporation (“ESIC”), Professional Tax (“PT”), Labor Welfare Fund (“LWF”) Availability of Labor License with vendor under Contract Labor (Regulation & Abolition) Act, 1970 Payment of minimum wages Salary disbursement Vendor to hold WC (“Workmen compensation”) policy/ GPA (“Group personal accident”) policy for employees not covered under ESIC Scheme. 378 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements 3. Provide the number of employees / workers having suffered high consequence work- related injury / ill-health / fatalities (as reported in Q11 of Essential Indicators above), who have been rehabilitated and placed in suitable employment or whose family members have been placed in suitable employment:    We do have a program that supports such needs. As an example in the year, the spouses of 12 employees who lost their lives due to COVID-19 (across both core and non-core) were provided suitable employment in Wipro. 4. Does the entity provide transition assistance programs to facilitate continued employability and the management of career endings resulting from retirement or termination of employment? (Yes/ No)    Yes, for more details refer to page no. 56 of the Annual Report 5. Details on assessment of value chain partners: % Of value chain partners (by value of business done with such partners) that were assessed Health and Safety Practices 100% coverage Working Conditions 6. Provide details of any corrective actions taken or underway to address significant risks /concerns arising from assessments of health and safety practices and working conditions of value chain partners. Vendors who are associated with Wipro are internally trained for health & safety practices by in house EHS (Environmental, Health & Safety) team with 100% coverage. Wipro provides a workplace that is physically and emotionally safe for contractual staff, where they can focus on their job responsibilities and obtain fulfillment. Wipro provides a safe workplace, compensating workers fairly, and treating them with a sense of dignity and equality while respecting their privacy. Vendors partners undergo training on sexual harassment with 100% coverage. Internal risk review mechanism is in place with all relevant functions to understand the requirements through fortnightly and monthly reviews with all the functions. Location Facility Management Group (“FMG”) leads are designated as single point of contacts to conduct and coordinate cross-functional efforts and third-party verification is being carried out on all the documents submitted by the vendor partner. PRINCIPLE 4: Businesses should respect the interests of and be responsive to all its stakeholders. Stakeholder involvement is essential for Wipro to promote responsible and sustainable business practises that benefit both the Company and its stakeholders. Engaging with stakeholders serves the larger goal of better understanding the risks and possibilities connected with the social, environmental, and economic framework within which the company operates. These characteristics aid in identifying stakeholders across the value chain who are important to the business, society and necessitate meaningful engagement. We have identified eight stakeholder groups based on these attributes: Employees, Customers, Investors, Suppliers, Education System, Communities & Civil Societies, Government and Policy Networks, and The Young Citizen and Future Generation. ESSENTIAL INDICATORS 1. Describe the processes for identifying key stakeholder groups of the entity.    Identification of stakeholders is based on characteristics such as Impact, Influence, Interest, Legitimacy, Urgency, and Diversity Perspective. Please refer section on Stakeholder Identification provided in page no. 42 of the Sustainability Report FY 2020-21. 2. List stakeholder groups identified as key for your entity and the frequency of engagement with each stakeholder group. Wipro has identified 8 key stakeholders based on certain parameters, and the engagements with each of them are provided in the Summary of Stakeholder Engagement in page no. 40 of the Annual Report. Wipro has quarterly engagements with its investors, and annual engagements with its employees and customers. LEADERSHIP INDICATORS 1. Provide the processes for consultation between stakeholders and the Board on economic, environmental, and social topics or if consultation is delegated, how feedback from such consultations is provided to the Board.    The consultation with the Board on key stakeholder concerns is largely mediated by different organizational functions which are responsible for the respective stakeholders. The setting for this are the periodic Board reviews held at least once a quarter, during which the Board holds extensive discussions with the CEO and other senior leaders representing these functions. For example, feedback on customer trends and issues is provided by the Heads of Businesses and Market Units, that on investors by the Chief Financial Officer (“CFO”) and his team, on employees by the Chief Human Resources Officer (“CHRO”) and his team, on sustainability issues by the Chief Sustainability Officer, etc. Please refer the table below for further information in this regard. Integrated Annual Report 2021-22 379

Business Responsibility and Sustainability Report (BRSR) Stakeholder Responsible Function and Person Employees Human Resources, Chief Human Resources Officer Investors Finance, Chief Financial Officer Customers 4 Strategic Market Units—CEOs 2 Global Business Lines—Managing Partners Suppliers Central Procurement Organization, Chief Procurement Officer Communities and Civil Society Sustainability and Community Programs, Chief Sustainability Officer The Education System The Young citizen and Future Generation Government and Policy Networks Government Affairs, General Counsel    Sustainability and Community Programs, Chief Sustainability Officer 2. Whether stakeholder consultation is used to support the identification and management of environmental, and social topics (Yes/No). If so, provide details of instances as to how the input received from stakeholders on these topics were incorporated into policies and activities of the entity. Yes, stakeholder engagement covers key material issues driven by strategic objectives through various modes of engagements. There is a primary internal custodian for each stakeholder group. For example, feedback from employees involves certain informed steps which are taken leading to enhanced communications and collaboration forums. Similarly, for suppliers, this has informed the ease of doing business across the order to payment cycle and ability to address environmental and social aspects. For additional details, please refer the Summary of Stakeholder Engagement in page no. 47 of the Sustainability Report FY 2020-21. 3. Provide details of instances of engagement with, and actions taken to, address the concerns of vulnerable/ marginalized stakeholder groups.    Wipro engages with communities and civil society networks to work on systemic issues that can act as force multipliers for social transformation and sustainable development. Within this ambit, we deliberatively focus on disadvantaged groups in a significant majority of our social initiatives e.g. Children with Disability, the Urban Poor, Women from disadvantaged communities, Suppliers from under-represented groups (e.g. Women owned enterprises) , Employees with disability or from LGBTQ+ groups. For additional details, please refer page no. 70 of this Annual Report and page no. 47 of the Sustainability Report FY 2020-21. PRINCIPLE 5: Businesses should respect and promote human rights. Wipro is committed to protecting and respecting human rights and remedying rights violations, in the instances they are identified, such as issues related to human trafficking, forced labour, child labour, freedom of association, the right to collective bargaining, equal remuneration and discrimination. Providing equal employment opportunity, ensuring distributive, procedural, and interactional fairness in all what we do, creating a harassment-free, safe environment and respecting one’s fundamental rights are some of the ways in which we ensure the same. To monitor progress and formulate strategies to address human rights related issues, we have established committees and processes such as the Ombuds, Prevention of Sexual Harassment Committee, Employee Experience Survey, EHS, an Inclusion & Diversity Council and Culture Council, which are reviewed by the top management on a regular basis. Wipro has also put forth its commitment statement for human rights, which is available in the public domain. ESSENTIAL INDICATORS 1. Employees and workers who have been provided training on human rights issues and policy(ies) of the entity, in the following format:    Refer to details provided in section 2.8 of the ESG Dashboard available on the Company’s website at https://www.wipro.com/ investors/annual-reports/. 2. Details of minimum wages paid to employees and workers, in the following format:    The compensation and benefits offered for both full-time and part-time employees is well above the statutory minimum wage. The minimum wage criteria are met for workers as well. Please refer to section on Human capital (Financial Well-being) for more details.    3. Details of remuneration/salary/wages, in the following format:    Please refer to page no. 98 to 99 of this Annual Report. 4. Do you have a focal point (Individual/Committee) responsible for addressing human rights impacts or issues caused or contributed to by the business?    Yes. Mr. Saurabh Govil, Chief Human Resource Officer, is responsible for addressing human rights issues. 380 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements 5. Describe the internal mechanisms in place to redress grievances related to human rights issues.    Wipro’s Ombuds Policy has been established to allow workers and other individuals associated with the Company to voice their concerns pertaining to malpractice, impropriety, abuse, and deviant behaviour at an early stage through an appropriate channel, freely without fear of retaliation, victimization, or eventual discrimination or disadvantage at workplace. Please refer the section on Human Capital for more details on this.    6. Number of Complaints on the following made by employees and workers:    We have an Ombuds process for receiving complaints from different stakeholders and the number of complaints categorized based on allegation types are provided in section 3.2 of the ESG Dashboard, which is available at https://www.wipro.com/ investors/annual-reports/. 7. Mechanisms to prevent adverse consequences to the complainant in discrimination and harassment cases.    Ombuds Policy assures all complainants protection and safeguards against perceived or actual victimization or retaliation for reporting a complaint. Moreover, if any complainant still feels or raises such concern of retaliation, they may approach the Chief Ombudsperson for a suitable remedy. 8. Do human rights requirements form part of your business agreements and contracts? (Yes/No)    Yes. Human Rights aspects are covered as part of the Wipro Supplier Code of Conduct, which is required for all contracts. 9. Assessments for the year % of your plants and offices that were assessed    (by entity or statutory authorities or third parties) Child labor Forced/involuntary Labor Sexual Harassment 100 Discrimination at Workplace Wages Others – please specify 10. Provide details of any corrective actions taken or underway to address significant risks /concerns arising from the assessments at Question 9 above.    We conduct monthly audits to address risks and escalate in case of any issues. We ensure all statutory compliances regarding minimum wages and strictly prohibit employment of child labor. LEADERSHIP INDICATORS 1. Details of a business process being modified/introduced as a result of addressing human rights grievances/complaints.    Please refer page no. 59 & 60 of this Annual Report. 2. Details of the scope and coverage of any Human rights due diligence conducted.    Please refer page no. 59 of this Annual Report. 3. Is the premise/office of the entity accessible to differently abled visitors, as per therequirements of the Rights of Persons with Disabilities Act, 2016?    Wipro complies with the Rights of Persons with Disabilities Act, 2016, and the premises are largely accessible as per the requirements. In 2021, we have conducted a detailed assessment of each of the premises and have developed a plan with the recommendations. We are in the process of implementing the identified gaps. This is incorporated within the Facilities Management for continued focus. Integrated Annual Report 2021-22 381

Business Responsibility and Sustainability Report (BRSR) 4. Details on assessment of value chain partners: % of value chain partners (by value of business donewith such partners) that were assessed* Sexual Harassment Discrimination at Workplace Child Labour 100 Forced Labour/Involuntary Labour Wages Others – please specify *All the vendors operating from Wipro campuses have been assessed on above risks & concerns 5. Provide details of any corrective actions taken or underway to address significant risks /concerns arising from the assessments at Question 4 above. Monthly audits are conducted to address risks and escalate in case of any issues. All statutory compliance regarding minimum wages and other benefits are ensured. Employment of child labor is strictly prohibited. PRINCIPLE 6: Businesses should respect and make efforts to protect and restore the environment Wipro has been working on these areas for over 15 years. The latest Global Risk Report by the World Economic Forum calls out several environmental risks such as climate action, biodiversity loss, and natural resource crises. Wipro is focused on managing these risks efficiently by identifying energy efficiency and Greenhouse Gas (“GHG”) mitigation, water efficiency and responsible water management, pollution and waste management and campus biodiversity as the most material issues. Wipro has developed a portfolio of multiple initiatives to address these issues. These include our commitments to Net Zero GHG emissions by 2040, halving our water footprint by 2030, near 100% waste reuse & recycling and supporting larger community initiatives in these areas. ESSENTIAL INDICATORS 1. Details of total energy consumption (in Joules or multiples) and energy intensity:    Refer to details provided in section 1.2 of the ESG Dashboard available on the Company’s website at https://www.wipro.com/ investors/annual-reports/. 2. Does the entity have any sites / facilities identified as designated consumers (DCs) under the Performance, Achieve and Trade (PAT) Scheme of the Government of India? (Y/N) If yes, disclose whether targets set under the PAT scheme have been achieved. In case targets have not been achieved, provide the remedial action taken, if any.    No. 3. Provide details of the following disclosures related to water:    Refer to details provided in section 1.3 of the ESG Dashboard available on the Company’s website at https://www.wipro.com/ investors/annual-reports/. 4. Has the entity implemented a mechanism for Zero Liquid Discharge? If yes, provide details of its coverage and implementation.    Wipro follows Zero Liquid Discharge across all locations except one location which was converted to a hospital during COVID-19. The latter exception was on instructions from the local municipal authority. For more details, please refer use of recycled water provided in the section on Natural Capital on page no. 83 in this Annual Report. 5. Please provide details of air emissions (other than GHG emissions) by the entity:    We monitor SOx, NOx and Particulate matter data which can be referred to in section 1.5 of the ESG Dashboard available on the Company’s website at https://www.wipro.com/investors/annual-reports/. However, since we are a service industry, we do not monitor Hazardous Air Pollutants (HAP), Volatile Organic compounds (VOC) and Persistent Organic Pollutants (POP) data.    6. Provide details of greenhouse gas emissions (Scope 1 and Scope 2 emissions) & their intensity:    Refer to details provided in section 1.1 of the ESG Dashboard available on the Company’s website at https://www.wipro.com/ investors/annual-reports/. 7. Does the entity have any project related to reducing Green House Gas emission? If yes, then provide details.    Yes, we have a detailed roadmap to become Net Zero on our value-chain GHG emissions by 2040 with firm interim goals till 2030. Our plans envisage a multi pronged approach around energy efficiency, renewable energy, green buildings, and Scope 3 emission reduction. For more details, please refer the details provided under the section on Natural capital in this Annual Report. 382 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements 8. Provide details related to waste management by the entity:    Refer to details provided in section 1.4 of the ESG Dashboard available on the Company’s website at https://www.wipro.com/ investors/annual-reports/.    9. Briefly describe the waste management practices adopted in your establishments. Describe the strategy adopted by your company to reduce usage of hazardous and toxic chemicals in your products and processes and the practices adopted to manage such wastes.    Waste management is one of the material topics to Wipro and we have a comprehensive program covering all streams of waste. For a more detailed strategy, please refer the section on Natural capital provided on page no. 84 of this Annual Report.    Since we are a service industry, Hazardous Air Pollutants (“HAP”), Volatile Organic compounds (“VOC”) and Persistent Organic Pollutants (“POP”) data are not material for our sector. However, we monitor SOx, NOx and Particulate matter data from diesel generators used for backup power, which can be referred to in the ESG Dashboard. In addition, we also measure VOC’s in office spaces as part of our Indoor Air Quality Program. 10. If the entity has operations/offices in/around ecologically sensitive areas (such as national parks, wildlife sanctuaries, biosphere reserves, wetlands, biodiversity hotspots, forests, coastal regulation zones etc.) where environmental approvals / clearances are required, please specify details in the following format:    Not Applicable. 11. Details of environmental impact assessments of projects undertaken by the entity based on applicable laws, in the current financial year:    Not Applicable. 12. Is the entity compliant with the applicable environmental law/ regulations/ guidelines in India, such as the Water (Prevention and Control of Pollution) Act, Air (Prevention and Control of Pollution) Act, Environment protection act and rules thereunder (Y/N). If not, provide details of all such non-compliances:    Yes. LEADERSHIP INDICATORS 1. Provide break-up of the total energy consumed (in Joules or multiples) from renewable and non-renewable sources, in the following format: Refer to details provided in section 1.2 of the ESG Dashboard available on the Company’s website at https://www.wipro.com/ investors/annual-reports/. 2. Provide the following details related to water discharge:— Refer to details provided in section 1.3 of the ESG Dashboard available on the Company’s website at https://www.wipro.com/ investors/annual-reports/. 3. Water withdrawal, consumption, and discharge in areas of water stress (in kiloliters): Refer to details provided in section 1.3 of the ESG Dashboard available on the Company’s website at https://www.wipro.com/ investors/annual-reports/. 4. Please provide details of total Scope 3 emissions & its intensity:    Refer to details provided in section 1.1 of the ESG Dashboard available on the Company’s website at https://www.wipro.com/ investors/annual-reports/. 5. With respect to the ecologically sensitive areas reported at Question 10 of Essential Indicators above, provide details of significant direct & indirect impact of the entity on biodiversity in such areas along-with prevention and remediation activities.    Not Applicable. Integrated Annual Report 2021-22 383

Business Responsibility and Sustainability Report (BRSR)

6. If the entity has undertaken any specific initiatives or used innovative technology or solutions to improve resource efficiency, or reduce impact due to emissions / effluent discharge / waste generated, please provide details of the same as well as outcome of such initiatives, as per the following format:

Sr. No.	Initiative undertaken	Details of the initiative (Web-link, if any, may be provided along with summary)	Outcome of the initiative
1.	Global Energy command center	Aggregates Building Management System (BMS) inputs on a common platform	Optimize operational control and improve energy efficiency
2.	Indoor Air Quality	Continuous Air Quality monitoring system (PM 2.5. PM 10, TVOC, Co2, Temperature, RH) using certified sensors. Old campuses will also have improved air filtration and IAQ (Improved Air Quality) monitoring in place (phase wise execution plan based on RTW). Air quality audit & Implemented 2nd stage filter with > 99% Viral load reduction efficiency	Improved air quality monitoring and management for occupants
3.	UPS Capacitor replacement	Conversion of VRLA (Valve Regulated Lead Acid) batteries to Lithium Batteries (LIB) with monitoring system.	LIB's have a longer life of more than 2 to 3 times of VRLA (Valve Regulated Lead Acid) batteries. It helps in the reduction of UPS capacity requirement & backup related capacity optimization.
4.	Ultrafiltration and nano-filtration	6 of the Wipro owned locations have installed ultra-filtration where water from these locations is being treated completely. Membrane Bio reactor (MBR) is used in 2 of the campuses. And further installation in 2 more locations is being carried out. Nano filtration is used in 4 locations for treatment of fresh water	Improved water recycling efficiency

7. Does the entity have a business continuity and disaster management plan? Give details in 100 words/ web link.

Wipro is aligned to ISO 22301 Business Continuity Management System (BCMS) framework which is applicable across global locations, accounts, and service functions. Wipro's VirtuaDesk™ Business Continuity Solution is designed to introduce desktop and application virtualization to the workplace in a quick and cost-effective manner. We also have a well developed Business Continuity Management Plan which helped us recover from COVID-19 pandemic. The details regarding Company's Business Continuity Management Plan is available on the website.

Our business continuity policy is used to plan for climate related disruptions which could impact business objectives. For more details, please refer the section on Natural capital provided on page no. 78 of this Annual Report.

8. Disclose any significant adverse impact to the environment, arising from the value chain of the entity. What mitigation or adaptation measures have been taken by the entity in this regard?

Please refer to GHG mitigation projects in section on Natural Capital in page no. 79 of this Annual Report.

9. Percentage of value chain partners (by value of business done with such partners) that were assessed for environmental impacts.

The natural capital valuation program assesses the environmental impact of our value chain activities, including purchased goods and services. This is based on our spend data for each supplier and categories they belong to. Details of the same are provided in in ESG Dashboard.

Based on the above, this year, we are engaging with 57 suppliers, who contribute to 80% of carbon emissions impact through Carbon Disclosure Project ("CDP") Supply chain program.

PRINCIPLE 7: Businesses, when engaging in influencing public and regulatory policy, should do so in a manner that is responsible and transparent.

We are members of the industry and business forums in countries where we have significant presence. These associations are aimed at improving local competitiveness and worker rights advocacy in those countries. Additionally, our engagements with Indian forums like CII focus on a wide range of ecological sustainability issues and ESG. We chair the CII Greenco Bangalore chapter that seeks to catalyze companies across sectors to reduce their environmental footprint and develop sustainable products and services.

384 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Business Responsibility and Sustainability Report (BRSR)

ESSENTIAL INDICATORS

1. a. Number of affiliations with trade and industry chambers/associations.

   We are members of Industry and Business Forums in countries where we have significant operations. National Association of Software and Service Companies ("NASSCOM"), U.S. Chambers of Commerce ("USCC") and BITKOM are the top three by financial contribution. The total contribution made to NASSCOM, USCC and BITKOM is $170,000 during FY 2021-22.

   b. List the top 10 trade and industry chambers/ associations (determined based on thetotal members of such body) the entity is a member of/ affiliated to:

SL. No.	Name of the trade and industry chambers/associations	Reach of trade and industrychambers/ associations (State/National)
1.	U.S. Chamber of Commerce	International
2.	CII	International
3.	FICCI	National
4.	digitalswitzerland	International
5.	NASSCOM	International
6.	BiTKOM	International
7.	techUK	International
8.	IFCCI	National

2. Provide details of corrective action taken or underway on any issues related to anti-competitive conduct by the entity, based on adverse orders from regulatory authorities.

   None.

LEADERSHIP INDICATORS

1. Details of public policy positions advocated by the entity

   The following public policies are available in public domain and are reviewed by the Board. The public policy positions advocated by the entity ranges from talent availability, human capital mobility, ESG, to future of work. Wipro's top 8 trade & industry associations include U.S. Chamber of Commerce, FICCI, CII, NASSCOM, techUK, BITKOM, and digitalSwitzerland. Their public position on ESG broadly addresses the need for market-based solutions, capacity building and training, proactive participation by businesses, and digital technology to support aspects of sustainability and emission reduction. They have emphasized on the importance of hybrid work model as their position on future of work, and equipping people and businesses with the skills needed to take advantage of the modern working space of emerging technologies such as AI (Artificial Intelligence), and robotics. In terms of their policy position on human capital mobility, the associations have included advocacy for responsive immigration policy, partnerships with various organizations to build strong coalitions, and the need for skilled labour in the tech sector.

PRINCIPLE 8: Business should promote inclusive growth and equitable development.

Wipro's corporate citizenship and CSR efforts are implemented through various modes such as:

(i) Wipro Foundation, a public charitable trust

(ii) Wipro Cares, a charitable trust that matches employee contributions and

(iii) Directly through Wipro Limited's functions.

Wipro's key impact areas include education, children with disability, primary healthcare disaster response, and community ecology. We strive for inclusive growth and equitable development through initiatives such as the Digital skills program for students, and STEM education in the US. Additionally, Wipro also provides opportunities to its employees to engage in volunteering activities and community work.

ESSENTIAL INDICATORS

1. Details of Social Impact Assessments ("SIA") of projects undertaken by the entity based on applicable laws, in the current financial year.

   As per provisions governing CSR activities, none of our projects were SIA candidates in financial year 2021-22. However, we will conduct SIA's during financial year 2022-23, wherever applicable.

2. Provide information on project(s) for which ongoing Rehabilitation and Resettlement(R&R) is being undertaken by your entity, in the following format

   Not Applicable.

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Business Responsibility and Sustainability Report (BRSR)

3. Describe the mechanisms to receive and redress grievances of the community.
In addition to Grievance Redressal, the community stakeholders also have the option of sharing their concerns with us via e-mail mentioned on our website. We have registers at all our locations which can be used by any stakeholder group to express their concerns.

4. Percentage of input material (inputs to total inputs by value) sourced from suppliers:

	FY 2022	FY 2021
Directly sourced from MSMEs/ small producers	5%	3%
Sourced directly from within the district and neighboring districts	At present, we do not track this. Also this metric is not material for our sector	

LEADERSHIP INDICATORS

1. Provide details of actions taken to mitigate any negative social impacts identified in theSocial Impact Assessments (Reference: Question 1 of Essential Indicators above):

   Not Applicable.

2. Provide the following information on CSR projects undertaken by your entity indesignated aspirational districts as identified by government bodies and provide details of beneficiaries of CSR Projects.

   Please find below the details of the CSR projects undertaken by the Company in designated aspirational districts:

Sl. No.	CSR Project	State	Aspirational District	No. of persons benefitted From CSR Projects	% Of beneficiaries From vulnerable and marginalized groups	Amount Spent (In INR)
1	Education	Chhattisgarh	Sukma	5300	100 %	1,080,000
2	Education	Bihar	Jamui	415		360,000
3	Education	Bihar	Gaya	30		720,000
4	Education	Chhattisgarh	Korba	340		1,607,500
5	Education	Himachal Pradesh	Chamba	300		360,000
6	Education	Bihar	Gaya	2600		360,000
7	Education	Odisha	Rayagada	244		663,500
8	Education	Maharashtra	Jalgaon	330		1,080,000
9	Education	Jharkhand	Khunti	650		750,000
10	Community Healthcare- Project started in Jan 2022	Andhra Pradesh	Vizag	1480	Around 40%	39,00,000

3. (a) Do you have a preferential procurement policy where you give preference to purchase from suppliers comprising marginalized /vulnerable groups? (Yes/No)

   Yes

   (b) From which marginalized /vulnerable groups do you procure?

   Please refer page no. 69 of this Annual Report.

   (c) What percentage of total procurement (by value) does it constitute?

   Please refer page no. 69 of this Annual Report.

4. Details of the benefits derived and shared from the intellectual properties owned oracquired by your entity (in the current financial year), based on traditional knowledge:

   Not Applicable.

5. Details of corrective actions taken or underway, based on any adverse order in intellectual property related disputes wherein usage of traditional knowledge is involved.

   Not Applicable.

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Statutory Reports and Financial Statements

PRINCIPLE 9: Businesses should engage with and provide value to their consumers in a responsible manner.

Wipro has a wide variety of clients ranging from multiple sectors including manufacturing and heavy Industry, banking financial services & insurance, electricity oil & gas, transportation & logistics, health care and life sciences, and consumer goods. ESG being one of the core areas looked at by customers, Wipro has focused on emerging issues which is a mix of sustainability, data privacy, open source, and gig workforce, while also exploring metaverse tools and frameworks. Wipro's partnerships with many of the world's largest enterprise software providers, cloud computing businesses, and technology organizations enable us to offer unique and holistic solutions for our clients.

ESSENTIAL INDICATORS

1. Describe the mechanisms in place to receive and respond to consumer complaints and feedback.
   Customers have multiple channels for raising grievances– account managers, client engagement managers, the customer advocacy group and through independently administered satisfaction surveys. There is ongoing, project-based, and annual feedback from our customers.

2. Turnover of products and/ services as a percentage of turnover from all products/servicethat carry information about:

   Since we are not in B2C or product business, this is not applicable.

3. Number of consumer complaints in respect of the following:

	FY 2022			FY 2021		
	Received during the year	Pending resolution at end of year	Remarks	Received during the year	Pending resolution at end of year	Remarks
Data privacy	0	0		0	0	
Advertising	NA	NA		NA	NA	
Cyber-security	0	0		0	0	
Delivery of essential services	0	0		3	1	The 1 pending resolution has been closed in FY 2021-22
Restrictive Trade Practices	Nil					
Unfair TradePractices						

4. Details of instances of product recalls on account of safety issues:

   Not Applicable.

5. Does the entity have a framework/ policy on cyber security and risks related to data privacy? (Yes/No) If available, provide a web-link of the policy.

   Yes. Wipro is committed towards protecting the data of customers and all its employees. The principles regarding data privacy are available on our website at https://www.wipro.com/privacy-statement/. We also have a business contingency plan for mitigation in case of cyber security issues or data breaches. For more details refer to the section covering Risk in this Annual Report.

6. Provide details of any corrective actions taken or underway on issues relating toadvertising, and delivery of essential services; cyber security and data privacy of customers; re-occurrence of instances of product recalls; penalty / action taken by regulatory authorities on safety of products / services.

   In case of Ransomware attack, we support the customers with our robust Ransomware recovery processes. Wipro also highlights potential vulnerabilities to customers and supports them with measures to protect themselves including mitigation advisory and strategies.

LEADERSHIP INDICATORS

1. Channels / platforms where information on products and services of the entity can be accessed (provide web link, if available).

   https://www.wipro.com/

2. Steps taken to inform and educate consumers about safe and responsible usage of products and/or services.

   Not Applicable.

Integrated Annual Report 2021-22 387

Business Responsibility and Sustainability Report (BRSR) 3. Mechanisms in place to inform consumers of any risk of disruption/discontinuation of essential services.    We have a dedicated team who work on major incidents or disruption of services. We have ISO 22301:2019 aligned Business Continuity Management System (BCMS) framework implemented across all global delivery locations covering customer accounts and service functions. 4. Does the entity display product information on the product over and above what is mandated as per local laws? (Yes/No/Not Applicable) If yes, provide details in brief. Didyour entity carry out any survey regarding consumer satisfaction relating to the major products / services of the entity, significant locations of operation of the entity or the entity as a whole? (Yes/No) Not Applicable. 5. Provide the following information relating to data breaches: a. Number of instances of data breaches along-with impact    None b. Percentage of data breaches involving personally identifiable information ofcustomers None DNV GL, a global provider of certification, verification, assessment and training services, helping customers to build sustainable business performance, has carried out an independent assessment of all the above indicators. The assurance statement from DNV GL is available on the Company’s website. 388 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Glossary

Sl. No	Abbreviation	Expansion
1	**AAS**	As A Service
2	**ABAC**	Anti- Corruption program
3	**ACV**	Annual contract value
4	**ADR**	American Depositary Receipt
5	**ADS**	American Depositary Share
6	**AGM**	Annual General Meeting
7	**AHU**	Air Handling Units
8	**AI**	Artificial Intelligence
9	**AI/ML**	Artificial Intelligence/Machine Learning
10	**ANZ**	Australia and New Zealand
11	**APAC**	Asia Pacific
12	**APMEA**	Asia Pacific, Middle East and Africa
13	**AR**	Augmented Reality
14	**ATD**	Association for Talent Development
15	**B2B**	Business to Business
16	**BCMS**	Business Continuity Management System
17	**BCP**	Business Continuity Plan
18	**BCWI**	Best Companies for Women in India
19	**BFSI**	Banking, Financial Services & Insurance
20	**BI**	Business Intelligence
21	**BPS**	Basis point
22	**BRSR**	Business Responsibility and Sustainability Report
23	**BSE**	BSE Limited
24	**BSF**	Bengaluru Sustainability Forum
25	**BU**	Business Unit
26	**BVM**	Business Value Meter
27	**C&D**	Construction and demolition
28	**CAD**	Computer Aided Design
29	**CAGR**	Compounded Annual Growth Rate
30	**CBCMT**	Corporate Business Continuity Team
31	**CBU**	Consumer Business Unit
32	**CC**	Constant Currency
33	**CDP**	Carbon disclosure Project
34	**CDSB**	Climate disclosures Standards Board
35	**CEO**	Chief Executive Officer
36	**CFO**	Chief Financial Officer
37	**CGU**	Cash Generated Units

Sl. No	Abbreviation	Expansion
38	**CII**	Confederation of Indian Industry
39	**CIN**	Corporate Identification Number
40	**CIS**	Cloud and Infrastructure Services
41	**COBC**	Code of Business Conduct
42	**COMM**	Communications
43	**CRS**	Cybersecurity and Risk Services
44	**CSAT**	Customer Satisfaction
45	**CSR**	Corporate Social Responsibility
46	**CTO**	Chief Technology Officer
47	**CX**	Customer Experience
48	**CXO**	Chief Experience Officer
49	**D&I**	Diversity & Inclusion
50	**DDT**	Dividend Distribution Tax
51	**DIN**	Director Identification Number
52	**DJSI**	Dow Jones Sustainability Index
53	**DOP**	Digital Operations and Platforms
54	**DSO**	Day Sales Outstanding
55	**DTA**	Data Transfer agreements
56	**DX**	Digital Experience
57	**EBITDA**	Earnings before Interest, Tax, Depreciations and Amortization
58	**EES**	Employee Experience Survey
59	**EMS**	Environmental Management System
60	**ENU**	Energy, Natural Resources and Utilities
61	**EPEAT**	Electronic Product Environmental Assessment Tool
62	**EPI**	Energy Performance Index
63	**EPS**	Earnings Per Share
64	**ER&D**	Engineering, Research and Development
65	**ERM**	Enterprise Risk Management
66	**ESG**	Environmental, Social and Governance
67	**ESOP**	Employee Stock Option
68	**ESS**	Employee Satisfaction Survey
69	**EV**	Electric Vehicles
70	**FSSAI**	Food Safety Standards Authority of India
71	**FTSE Russell ESG**	Financial Times Stock Exchange Russell Environmental Social and Governance
72	**GAAP**	Generally Accepted Accounting Principles
73	**GAE**	Global Account Executive

Integrated Annual Report 2021-22 389

Sl. No	Abbreviation	Expansion
74	GBL	Global Business Units
75	GDP	Gross Domestic Product
76	GDPR	General Data Protection Regulation
77	GDS	Global Depository Share
78	GEI	Gender-Equality Index
79	GHG	Green House Gases
80	GoI	Government of India
81	GPTW	Great place to Work
82	GRI	Global Reporting Initiative
83	GSSB	Global Sustainability Standard Board
84	H2	Second Half
85	HBCUs	Historically Black colleges and Universities
86	HPS	Health Plan Services
87	HUF	Hindu Undivided Family
88	I&D	Inclusion and Diversity
89	IAAS	Infrastructure as a Service
90	IAS	International Accounting Standard
91	IASB	International Accounting Standards Board
92	iCORE	Cloud Infrastructure, Digital Operations, Risk and Enterprise Cyber Security Services
93	iDEAS	Integrated Digital, Engineering and Application Services
94	IFRIC	IFRS Interpretations Committee
95	IFRS	International Financial Reporting Standards
96	IIRC	International Integrated Reporting Council
97	IISc	Indian Institute of Science
98	IIT	Indian Institute of Technology
99	ILO	International Labour Organization
100	Ind AS	Indian Accounting Standards
101	IoT	Internet of Things
102	IP	Intellectual Property
103	ISG	Information Services Group
104	ISIN	International Securities Identification Number
105	ISO	International Standards Organisation
106	ISRE	India State Run Enterprises
107	IT	Information Technology

Sl. No	Abbreviation	Expansion
108	ITI	International TechneGroup Incorporated
109	IWEI	India Workplace Equality Index
110	KMP	Key Managerial Personnel
111	KPI	Key Performance Indicator
112	LAN	Local Area Network
113	LATAM	Latin America
114	LEED	Leadership in Energy and Environmental Designs
115	LIBOR	London Inter Bank Offered Rate
116	LODR	Listing Obligations and Disclosure Requirements
117	LTI	Long Term Incentive
118	M&A	Mergers and Acquisitions
119	MAT	Minimum Alternate Tax
120	MCA	Ministry of Corporate Affairs
121	MD	Managing Director
122	MD&A	Management Discussion and Analysis
123	MICI	Most Inclusive Companies Index
124	ML	Machine Learning
125	MOU	Memorandum of Understanding
126	MRE	Median Remuneration of Employees
127	MSCI ESG	Morgan Stanley Capital International Environmental Social and Governance
128	MSME	Micro, Small and Medium Enterprises
129	NASSCOM	National Association of Software and Services Companies
130	NFT	Non-fungible token
131	NGO	Non-government organization
132	NLP	Natural Language Processing
133	NPS	Net Promoter Score
134	NSE	National Stock Exchange of India Limited
135	NYSE	New York Stock Exchange
136	OEM	Original Equipment Manufacturer
137	OHSAS	Occupational Health and Safety Assessment Series
138	OM	Operating Margin
139	OSDU	Open Subsurface Data Universe
140	PMI	Post-Merger Integration
141	POS	Launchpad Point of Sale
142	PPA	Power Purchase agreements

390 Wipro Limited | Ambitions Realized

Statutory Reports and Financial Statements

Glossary

Sl. No	Abbreviation	Expansion
143	PPE	Personal Protection Equipment
144	PSH/POSH	Prevention of Sexual Harassment
145	PSUs	Performance-based stock units
146	QaaS	Quality as a Service
147	R&D	Research and Development
148	REC	Renewable Energy Certificate
149	RPA	Robotic process automation
150	RPT	Related Party Transactions
151	RSPM	Respirable Suspended Particulate Matter
152	RSU	Restricted Stock Unit
153	RTA	Registrar and Transfer Agent
154	SaaS	Software as a Service
155	SASB	Sustainability Accounting Standard Board
156	SBTI	Science based Targets Initiative
157	SCOC	Supplier Code of Conduct
158	SDG	Sustainable Development Goals
159	SD-WAN	Software-defined networking in a Wide Area Network
160	SEBI	Securities and Exchange Board of India
161	SEC	Securities and Exchange Commission, USA
162	SEF	Science Education Fellowship
163	SEZ	Special Economic Zones
164	SHG	Self Help Groups
165	SHU	Sheffield Hallam University
166	SI	System Integrator
167	SIR	Security Incident Reporting
168	SMU	Strategic Marketing Units
169	SoW	Spirit of Wipro
170	SOX	Sarbanes' Oxley
171	STEM	Science, Technology, Engineering and Mathematics
172	STP	Sewage Treatment Plants
173	SWM	Solid Waste Management
174	T&D	Transmission and Distribution
175	T&M	Time and Material
176	TaaS	Talent as a Service
177	TAU	Tel Aviv University
178	TCFD	Task Force on Climate related Financial disclosures
179	TCV	Total contract value
180	TECH	Technology
181	UK	United Kingdom
182	UNGC	United Nation Global Compact
183	VDI	Virtual Desktop Infrastructure
184	VILT	Virtual Instructor Led Trainings
185	VIU	Value-in-Use
186	VLSI	Very-large-scale integration
187	VoC	Voice of Customer
188	VPN	Virtual Private Network
189	VR	Virtual Reality
190	WEF	World Economic Forum
191	WERT	Wipro Equity Reward Trust
192	WFH	Work from Home
193	WHO	World Health Organization
194	WINDOV	Wipro Inclusion % Diversity Opportunity for Vendors
195	Wipro SEF	Wipro Science Education Fellowship
195	WRI	World Resource Institute
196	WTD	Whole-Time Director
197	YoY	Year-on-Year

Integrated Annual Report 2021-22 391

Notes 392 Wipro Limited | Ambitions Realized ––

Corporate Information

Board of Directors

Rishad A. Premji
Chairman

Azim H. Premji
Founder Chairman

Thierry Delaporte
Chief Executive Officer and Managing Director

Ireena Vittal

William Arthur Owens

Deepak M. Satwalekar

Dr. Patrick J. Ennis

Patrick Dupuis

Tulsi Naidu

Chief Financial Officer

Jatin Pravinchandra Dalal

Statutory Auditors

Deloitte Haskins & Sells LLP

Auditors- IFRS

Deloitte Haskins & Sells LLP

Company Secretary

M Sanaulla Khan

Depository for American Depository Shares

J.P. Morgan Chase Bank N.A.

Registrar and Share Transfer Agents

KFin Technologies Limited

Registered & Corporate Office

Wipro Limited
Doddakannelli, Sarjapur Road
Bengaluru – 560 035, India
Ph: +91 (80) 28440011
Fax: +91 (80) 28440054
Website: www.wipro.com

Cautionary Statement Regarding Forward-Looking Statement

Certain statements in this annual report concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT Services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

Wipro Limited Doddakannelli, Sarjapur Road, Bengaluru – 560035, India CIN: L32102KA1945PLC020800 Email: info@wipe.com wipro.com Concept, content and design at AICL (hello@aicLin)